Form 10-K405, Exhibit 13
AON CORP
filed 1995-03-31
CIK 315293

Aon Corporation  |  Commercial Operations

                                         Businesses


                       Aon's global commercial brokerage and consulting businesses are represented by the units of Rollins Hudig Hall Group (RHH Group). RHH Group offers a full range of insurance brokerage, risk management and consulting services, including reinsurance, wholesale brokerage, alternative risk services, specialty products, employee benefits and training services. RHH Group units have 13,000 employees in more than 300 offices around the world.

===============================================================================

Rollins Hudig Hall     Rollins Hudig Hall (RHH) is the worldwide retail
                       brokerage and risk management arm of Aon. RHH is a full-service insurance brokerage and consulting firm, working with commercial clients to develop and deliver creative and innovative ways to protect assets. Services provided by RHH include placement of all lines of insurance, actuarial services and alternative risk services, development and administration of new products or programs, and employee benefits, risk management and loss-control consulting worldwide.

Aon Specialty Group    The companies of Aon Specialty Group (ASG) develop and
                       deliver highly specialized products and services for professional groups, service businesses, governmental units and commercial organizations, including health care providers, financial institutions, automotive clients and the media. ASG is a market leader in virtually every area it serves. ASG markets specialty insurance products and services for affinity groups. These products cover more than 2 million insureds in the United States.

                         In addition, Aon's training and consulting capabilities
                       were greatly expanded through the 1994 acquisition of Pecos River Learning Centers Inc. Pecos River is a creative and innovative corporate change organization, serving many major corporate clients. The acquisition complements, and allows us to expand on, Aon's successful programs serving the automobile industry, including Intercept and Ryan/CSi.

Aon Risk Services      Aon Risk Services (ARS) serves the insurance industry and
                       the alternative risk marketplace worldwide with reinsurance brokerage, captive management and consulting services, underwriting management and third-party administration services, and wholesale brokerage. Aon Re
                       Worldwide, formed in 1993, is one of the largest reinsurance brokerage companies in the world. Through its reinsurance expertise and its other services, including captive management, ARS is a leader in serving the fast-growing alternative market with creative ideas and superior solutions.

Nicholson Leslie       Nicholson Leslie Group (NLG) is one of the largest
Group                  Lloyd's brokers. Nicholson Leslie places wholesale and
                       reinsurance business in the London and international markets on behalf of Aon companies as well as other companies. During 1994, Aon acquired Lloyd's broker
                       Jenner Fenton Slade Group Limited (JFS), a premier energy insurance and reinsurance brokerage firm. The acquisition of JFS expands the expertise of Aon in this important and growing area. The energy brokerage operations of Nicholson Leslie will be integrated into JFS.

Godwins                Godwins International (Godwins) meets the employee
International          benefits and compensation consulting needs of employers.
                       In the United States, Godwins Booke and Dickenson offers outstanding benefits expertise through more than 1,000 employees in 25 offices nationwide. Godwins Ltd. serves employers in the United Kingdom, with more than 600 employees in 27 offices. The human resources capabilities of the Aon companies were enhanced significantly during 1994 by the acquisition of HRStrategies Inc., a human resources consulting firm.

Aon Corporation  |  Commercial Operations
                 |
                                         Operations Highlights


                       Rollins Hudig Hall Group (RHH Group), which includes Aon's commercial insurance brokerage and consulting companies, is one of the largest insurance brokerage and consulting operations in the world.

================================================================================

Rollins Hudig Hall     As the the retail brokerage and risk management arm of
                       Aon, Rollins Hudig Hall (RHH) is the largest contributor to the revenues of the commercial operations. Despite severe pressure on pricing throughout the brokerage industry, particularly in the U.S. market, RHH recorded worldwide revenues of $701.4 million in 1994, up 5.8 percent from $663 million in 1993. Domestic revenues were 70 percent of total worldwide revenues, with international accounting for the balance.

                       1994 Revenue              Through acquisition and
                       as a percent of total   internal growth, RHH has
                       Commercial Operations   assembled some of the best talent
                                               in the industry in an extensive
                                               variety of niches, and created an
                                               organization that can bring this
                                               talent to the service of clients
                                               throughout the world.

                                                 Areas that saw important
                       ---------------------   expansion in 1994 include
                                               construction, transportation,
                       energy, financial services, entertainment and health care. In addition, in 1994, RHH enhanced its position as a specialist in satellite risks, forming Space Risk International in conjunction with Nicholson Leslie. Further, the 1994 acquisition of Houston energy broker Energy Insurance International (EII), combined with our existing expertise, positions RHH as a leader serving the vital and growing energy industry.

                         RHH emphasizes interdependence, bringing its vast
                       resources together to find the best solutions for each client, going beyond the traditional role of the broker. The professionals of RHH work in partnership with clients, developing and delivering innovative solutions for each insurance need.

                         As part of this commitment to provide the highest
                       levels of service, RHH in 1994 established the Knowledge Network, a global communication system that enables RHH professionals to share market intelligence, identify specific expertise, and facilitate improved communication with each other and with clients. RHH also has actively responded to clients seeking to outsource portions of their risk management activities.

                         RHH's operations in Europe and elsewhere overseas are
                       working with RHH in the United States, using specialty practice groups to pursue business in specific industries, to share information and to develop innovative products and services.

                         RHH commercial insurance brokerage operates through its
                       offices in the United States and Europe, as well as in the Far East, Latin America and the Middle East. RHH is actively pursuing expansion in Latin America and the Far East. During 1994, RHH opened offices in Russia, Finland, Turkey, Portugal and Slovakia, and expanded its rapidly growing European art brokerage business, operating under the name ArtScope, with acquisitions of specialized art brokers in France and Germany. Together with its Huntington T. Block operation in Washington, RHH is now one of the leading art brokerage specialists in the world.

                         RHH also acquired an Australian broker specializing in
                       group programs, making RHH one of the largest such brokers in that part of the world. Building on the success of Aon's affinity group program business in the United States and in Europe, RHH is expanding a worldwide group program business.

                         RHH continues to build its pool of talented
                       professionals, to add to its distribution capabilities and to expand its expertise. The breadth of its resources, as well as the ability to bring these vast resources to bear in a very direct way in the service of each client, differentiates RHH in the global brokerage arena.
================================================================================
Aon Specialty Group                            The companies of Aon Specialty
                                               Group (ASG) develop highly
                                               specialized insurance products
                                               and administrative service
                                               programs for third-party and
                                               affinity groups.

                                                 ASG companies include
                                               Media/Professional Insurance, one
                                               of the largest providers of libel
                                               insurance in the country; Bankers
                                               Insurance Service Corp., an
                                               underwriting manager for the
                                               mortgage banking industry;
                                               Scarborough & Co., an
                                               underwriting manager for
                                               community banks, mortgage and
                                               savings institutions; and GoPro
                       1994 Revenues           Inc., an underwriting manager
                       as a percent of total   for property and liability
                       Commercial Operations   programs for governmental
                                               entities, public officials,
                                               school boards and law enforcement
                                               entities.

                                                 ASG units are direct marketers
                       --------------------    of specialty insurance products
                                               for association and affinity
                       groups, including accountants, attorneys, chiropractors, dentists, insurance agents, nurses, pharmacists, physical therapists and podiatrists.

                         ASG formed the Aon Alliance in 1993 to meet the unique
                       needs of health care delivery systems. The Aon Alliance provides brokerage, risk management, loss prevention, software, actuarial and reinsurance services for health care entities. These health care entities are forming new relationships that present opportunities for the Aon Alliance.

                         Employee training has long been an area of expertise
                       for Aon companies, and the 1994 acquisition of Pecos River Learning Centers Inc. extends that expertise into a broad range of industries, including some of the largest multinational corporations. Further, it builds upon a tradition of nationally recognized customer-satisfaction consulting and training programs developed for the automobile industry by The Ryan Group.

                         ASG revenues, including specialty programs and training
                       and consulting, were $155.9 million in 1994, up significantly from 1993.

================================================================================

Aon Risk Services                              A key to Aon's growth in 1994 was
                                               the growing significance of the
                                               expertise provided by Aon Risk
                                               Services (ARS) to insurance
                                               organizations. The alternative
                                               insurance market, both
                                               conventional and non-
                                               conventional, continues to
                                               experience explosive growth, as
                                               large multinational companies
                                               look for more control over the
                                               cost and configuration of their
                                               risk-protection strategies.
                                               Working with other RHH Group
                                               operations, ARS has emerged as
                                               one of the premier players in
                                               this increasingly important
                                               arena.

                       1994 Revenue              ARS experienced an outstanding
                       as a percent of total   year in 1994, with growth in
                       Commercial Operations   virtually every line of business.
                                               Revenues increased 33.5 percent
                                               in 1994, to $258.5 million from
                                               $193.6 million in 1993.

                       ---------------------     Aon Re Worldwide, formed in
                                               1993 to bring together all the
                                               reinsurance operations of ARS,
                       has become one of the top reinsurance intermediaries in the world. Included in ARS revenues are reinsurance brokerage revenues that increased 40.3 percent in 1994, to $103.4 million from $73.7 million a year earlier. The increase in revenues was fueled largely by the formation of strategic alliances with other insurers.

                         The captive management and alternative market services
                       in Europe were combined under the name Aon Risk Services (Europe). In 1994, we opened new offices in Luxembourg and The Netherlands. Agricultural Risk Management in London, specializing in the evaluation of agricultural risk, was acquired in early 1995. Through Aon Risk Consultants, ARS offers actuarial expertise, catastrophe modeling and alternative risk financing products to the global marketplace. SLE Worldwide, a managing general underwriter in the sports, leisure and entertainment industries, recorded significant revenue increases.

                         In the United States, ARS established Aon Risk
                       Technologies, which conducts research and development in risk-evaluation systems, and opened a Los Angeles office for Aon Broker Services. Wexford Underwriting Managers, which specializes in the alternative market for workers compensation, experienced significant growth in 1994.

                         At year-end, Sherwood Insurance Services, a wholesale
                       brokerage unit of ARS, announced a cooperative venture with CNA Insurance Companies to enter the commercial property insurance market. This venture is targeting major companies, here and abroad.

                         The growth of ARS over the last several years should
                       continue in concert with the growth of the alternative market. Leaving the traditional insurance market can offer large companies significant advantages, but it also requires great sophistication, creativity and an understanding of the market. ARS, with its experience and resources, is a valuable and important resource for RHH offices in meeting the needs of major companies seeking to navigate the alternative market.

================================================================================

Nicholson Leslie                               Nicholson Leslie Group (NLG) is a
Group                                          prominent Lloyd's of London
                                               broker placing wholesale and
                                               reinsurance business in the
                                               London and international
                                               markets.

                                                 Brokerage revenues at NLG rose
                                               in 1994, to $112.1 million from
                                               $87.4 million in 1993. Expenses
                                               were reduced considerably because
                                               of the integration of the
                                               operations of Nicholson
                                               Chamberlain Colls and Leslie &
                                               Godwin, which created NLG.

                                                 In 1994, NLG formed Nicholson
                                               Leslie Accident & Health, which
                                               places managed health care
                                               business in the London market.
                       1994 Revenue            NLG will merge its energy
                       as a percent of total   business into Jenner Fenton Slade
                       Commercial Operations   Group Limited (JFS), a Lloyd's
                                               insurance and reinsurance
                                               brokerage firm specializing in
                       ---------------------   the placement of coverages for
                                               companies in the international
                       energy and petrochemical industries. Aon acquired JFS in late 1994.
                         NLG works with Aon Re Worldwide to place Aon Re
                       Worldwide's North American business in the London market. NLG continues to derive a significant majority of its revenues from sources unaffiliated with Aon.

===============================================================================

Godwins                                        Employers around the world turn
International                                  to the companies of Godwins
                                               International for help in meeting
                                               their employee benefits,
                                               compensation and human resources
                                               needs.

                                                 In the United States, Godwins
                                               Booke and Dickenson (GBD)
                                               experienced growth in most
                                               employee benefits and
                                               compensation areas. However, the
                                               "wait-and-see" posture prompted
                                               by the debate over health care
                                               reform contributed to weaker than
                                               normal revenues. The
                                               consolidation during 1994 of
                                               merged companies also caused some
                                               loss of revenues, but improved
                       1994 Revenue            profitability.
                       as a percent of total
                       Commercial Operations     The late-1994 acquisition of
                                               HRStrategies Inc. marks an
                                               important expansion for GBD.
                       --------------------    HRStrategies specializes in human
                                               resources strategy development,
                       employee selection, and identification and development of employee skills and skills assessment systems. As employers contend with a steadily shrinking skilled labor pool, the ability to identify, motivate and compensate the skilled worker becomes increasingly important.

                         Both in the United States and internationally,
                       employers continue to look for efficiencies in their employee benefits operations. Given its expertise in benefits administration, Godwins International currently is providing support for companies that want to streamline this work. The market outlook appears to be improving for the retirement and capital accumulation consulting areas. With GBD's daily valuation service fully operational, it is well-positioned to assist its clients.

                         With these companies as cornerstones, Godwins Ltd. in
                       the United Kingdom and Australia and GBD in the United States, Godwins International offers services around the world to diverse employers, from the start-up company to the multinational organization.

                         Godwins International reported worldwide revenues of
                       $164.8 million in 1994, compared to $168.5 million in 1993. Of those revenues, $111.2 million, or 67.5 percent, were from domestic business. International business grew to $53.6 million in 1994, an increase of 3.3 percent over $51.9 million in 1993.

Aon Corporation  |  Consumer Operations
                 |
                                         Businesses


                       Aon businesses serve consumers in North America, Europe and the Pacific with a variety of insurance products and services, including traditional and specialty life insurance, capital accumulation products, accident and health coverages, extended warranty, credit insurance and related products.

================================================================================

Combined Insurance     Combined Insurance Company of America (CICA), which
Company of             traces its origins to 1919 and is one of the founding
America                companies of Aon, underwrites and sells supplemental life
                       and disability-based accident and health products in North America, Europe and the Pacific. CICA's products are distributed through a well trained and highly motivated career sales force of more than 9,000 agents in the United States, Canada, Puerto Rico, the United
                       Kingdom, Ireland, The Netherlands, Germany, Australia and
                       New Zealand. More than 4.5 million policyholders are covered by the products of CICA.

The Ryan Group         The Ryan Group markets automobile extended warranties,
                       credit insurance and training services to the automotive industry. The company also has expanded its leading position in the automotive industry by developing value-added profit programs, including prospect development and customer-satisfaction training systems. The extended warranty and credit insurance activities are underwritten by Aon companies.

Union Fidelity         Union Fidelity Life Insurance Company (UFLIC) is a
Life Insurance         direct-response marketer of supplementary accident and
Company/               health and life insurance products, mostly through third-
Combined Group         party and association groups. During the past few years,
                       UFLIC has achieved significant success by building long-term relationships with sponsoring organizations, including auto clubs, major oil companies and veterans groups. In addition, UFLIC manages the marketing and underwriting of Combined Group. Combined Group distributes products through managing general agents, brokers, LOV agents and the agents of endorsed companies.

The Life Insurance     The Life Insurance Company of Virginia (LOV) provides
Company of             capital accumulation products as well as traditional life
Virginia               insurance to help individuals meet their savings and
                       retirement goals. LOV, founded more than 120 years ago, distributes its products through approximately 400 career agents in 31 offices, mostly in the Southern and Eastern
                       United States. LOV products also are marketed by the Forth Financial Network, a network of about 35 franchisees who have the right to represent LOV in a specific area. Finally, LOV distributes its products through about 115 managing general agents, banks in six states, life brokers and stockbrokers nationwide.

Virginia Surety        Virginia Surety Company in North America and London
London General         General Insurance Company in Europe are the specialty
Insurance              property and casualty insurance companies of Aon. The
                       primary business of these companies is the underwriting of extended warranty products, especially for automobiles, electronics and appliances.

Aon Corporation  |  Consumer Operations
                 |
                                         Operations Highlights


                       Aon companies provide a wide range of insurance products to consumers throughout the world.

================================================================================

Combined                                       Combined Insurance Company of
Insurance                                      America (CICA) has built a long
Company                                        tradition of providing consumers
of America                                     with life and disability-based
                                               accident and health insurance
                                               products.

                                                 The success of CICA is fueled
                       1994 Revenue            by its three captive sales forces
                       as a percent of total   numbering a total of more than
                       Consumer Operations     9,000 agents. These direct sales
                                               forces offer accident, health and
                       --------------------    life coverages directly to
                                               consumers.

                                                 CICA had a record year in 1994,
                                               with worldwide revenues
                                               increasing to $976.3 million, a 4
                                               percent increase over $938.9
                                               million in 1993. U.S. business
                                               represented $703.5 million, or
                                               72.1 percent of this total, an
                                               increase of $19 million over
                                               1993. International business was
                                               $272.8 million, or 27.9 percent
                                               of the total; this was an
                                               increase of 7.2 percent over
                                               $254.4 million in 1993.

                                                 Total life insurance revenue
                       rose to $130.4 million from $129.8 million in 1993. The domestic life business recorded its most successful year in the last 10 years with $111.8 million in revenues.

                         Accident and health (A&H) business also grew in 1994,
                       with revenues of $845.9 million, up 4.5 percent from $809.1 million in 1993. Domestic business accounted for $591.7 million, or 69.9 percent, of this total. Domestically, new sales of A&H products increased in the fourth quarter, with health sales showing a double-digit rate of growth for the year.

                         Overseas, CICA's operation in The Netherlands, which
                       began in 1993, continued to develop. In addition, CICA was one of only a few U.S. insurers authorized to be licensed in Mexico during 1994. CICA will begin test-marketing in Mexico in 1995.

================================================================================

The Ryan Group                                 The Ryan Group is a leader in
                                               offering insurance products and
                                               services to the automotive
                                               industry.

                                                 The companies of The Ryan Group
                                               distribute automotive extended
                                               warranty products and credit-
                                               related life and disability
                                               insurance products underwritten
                                               by Aon companies.

                                                 Ryan is the largest independent
                                               marketer of auto credit insurance
                                               in North America and produces
                                               more auto extended warranties
                                               than any other independent
                                               company worldwide. Ryan has
                                               expanded its experience and
                                               expertise to develop a number of
                       1994 Revenue            training and other service
                       as a percent of total   programs.
                       Consumer Operations

                       ---------------------

                         Ryan Group Europe produces credit insurance and
                       extended warranty products in Europe. These products are marketed through automobile dealerships in the United Kingdom, Ireland, The Netherlands, France, Belgium and Spain.

                         Worldwide auto credit revenues were $178.8 million in
                       1994, up 12.2 percent from $159.4 million in 1993. Domestic credit revenues were $124.8 million in 1994, up 5 percent from $118.9 million in 1993. International credit revenues were $54 million, up 33.3 percent from $40.5 million in 1993. Credit premiums written become part of earned revenue over the approximate five-year life of underlying policies. In 1994, credit premiums written before reinsurance were $388.8 million, a 25.3 percent increase from $310.2 million in 1993.

================================================================================

Union Fidelity Life                            A variety of consumer insurance
Insurance Company/                             needs are met by two Aon
Combined Group                                 subsidiaries: Union Fidelity Life
                                               Insurance Company (UFLIC), a
                                               direct-response marketer and
                                               underwriter of supplemental A&H
                                               and life insurance coverages and
                                               provider of credit insurance
                                               coverages; and Combined Group,
                                               the group arm of Combined
                                               Insurance Company of America.

                                                 UFLIC's direct-response
                                               business, which is marketed
                                               primarily through third-party and
                                               affinity groups, posted strong
                                               results in 1994. For the first
                                               time in its history, the company
                                               issued more than 1 million new
                                               policies.
                       1994 Revenue
                       as a percent of total     This growth was fueled by some
                       Consumer Operations     significant new business,
                                               including the acquisition of a
                       ---------------------   major Medicare Supplement
                                               portfolio, and new relationships
                                               with major sponsoring
                                               organizations. These
                                               relationships were developed with
                                               the help of other Aon companies,
                                               exemplifying the spirit of
                       interdependence among Aon units.

                         A major area of growth for Combined Group was voluntary
                       insurance coverages, particularly dental and disability plans. Employers offer these coverages to employees at group rates; employees who choose to participate pay their cost through payroll deduction. This product line is expected to expand, as the cost of traditional employer-provided benefits rises, especially for smaller employers.

                         Life insurance revenues for UFLIC and Combined Group
                       direct-response business totaled $57.7 million in 1994, up 8.7 percent from $53.1 million in 1993. Revenues from accident and health business were $314.1 million in 1994, up 23 percent from $255.3 million a year earlier.

                         In addition, revenues attributable to financial
                       institution mortgage and credit insurance underwritten by UFLIC reflected the elimination of low-margin business. UFLIC sees opportunities for expanding relationships with bank clients for additional insurance products that could be distributed to their customers.

================================================================================

The Life Insurance                             The Life Insurance Company of
Company of                                     Virginia (LOV) underwrites and
Virginia                                       distributes a broad range of
                                               capital accumulation, life and
                                               annuity products through a
                                               variety of distribution systems.
                                               The product portfolio includes
                                               variable life and annuities,
                                               universal and interest-sensitive
                                               whole life coverages, individual
                                               and group term coverages and
                                               individual and group annuities.

                                                 During 1994, LOV added a
                                               survivorship universal life
                                               coverage, which pays on the death
                                               of the second of a joint life
                                               insured. Additionally, its term
                                               life and universal life products
                       1994 Revenue            were revised to meet the rapidly
                       as a percent of total   changing needs of the
                       Consumer Operations     marketplace.

                                                 Last year, interest rate
                       ---------------------   spreads narrowed on capital
                                               accumulation products. In 1994,
                       LOV earned a 136 basis-point interest rate spread compared to 170 basis points in 1993. The interest rate spread narrowed primarily due to reinvestment at lower yields of proceeds from bonds called and mortgage-backed securities prepaid, as well as sharply higher short-term interest rates negatively affecting crediting rates on indexed GICs.

                         Total life revenues were $634.4 million in 1994
                       compared to $625.7 million in 1993; capital accumulation products accounted for $529.9 million, up 1 percent from 1993. Traditional life revenues increased to $104.5 million in 1994.

                         Life revenues reflect the fees earned on variable
                       product sales. Variable product sales continued to be strong. Variable annuity sales rose 97 percent. Variable life deposits increased 82 percent, and variable universal life annualized premium sales were up 37 percent.

================================================================================

Virginia Surety/                               Aon's specialty property and
London General                                 casualty insurers are Virginia
Insurance                                      Surety Company (VSC), operating
                                               in North America, and London
                                               General Insurance Company,
                                               operating in Europe.

                                                 VSC continues the run-off of
                                               the underwriting of certain lines
                                               of specialty property and
                                               casualty insurance. However, the
                                               growth in extended warranty
                                               business has largely compensated
                                               for the loss in revenues. Total
                                               worldwide revenues were $315.6
                                               million in 1994, compared with
                                               $326.2 million in 1993,
                                               reflecting this run-off. Extended
                                               warranty worldwide revenues were
                       1994 Revenue            up 22.8 percent in 1994, to
                       as a percent of total   $234.9 million from $191.3
                       Consumer Operations     million in 1993. Written premium
                                               rose substantially in 1994.

                                                 During 1994, Aon Warranty Group
                       ---------------------   was created to handle certain
                                               extended warranty products on
                       automobiles, electronic goods, personal computers and appliances. In addition, the company acquired Independent Dealer Services Inc. (IDS) of St. Louis, a major extended warranty marketing and administration company for electronic goods, personal computers and appliances.

                         Virginia Surety and London General Insurance continue
                       to be the largest independent underwriter of extended warranties on automobiles worldwide and are moving rapidly toward achieving that goal in the electronics, personal computer and appliance extended warranty segments.

Aon Corporation  |  Investment Operations
                 |

================================================================================

                                               Aon Corporation invests in broad
                                               asset categories related to its
                                               diversified operations.
                                               Investments are managed with the
                                               objective of maximizing earnings
                                               while matching assets and
                                               liability durations and in
                                               consideration of regulatory
                                               requirements.

                                                 Investment characteristics
                                               mirror liability characteristics
                                               of the respective operating
                                               units. Aon's insurance brokerage
                                               and consulting businesses invest
                                               fiduciary funds in short-term
                                               obligations. Investments
                                               underlying interest-sensitive
                                               capital accumulation insurance
                                               products are primarily
                                               intermediate-term obligations,
                                               while indemnity and other types
                                               of non-interest sensitive
                                               insurance liabilities are
                                               supported by longer-term
                       1994 Invested Assets    instruments. Our longer-term
                       as a percent of total   assets also include private
                       Investments             equity investments that are
                                               expected to generate returns in
                                               excess of those available in the
                       ---------------------   public capital markets.

                                                 Aon maintains well-capitalized
                       operating companies. The financial strength of these companies permits an overall diversified investment portfolio for stability in volatile financial markets. Moreover, the quality of invested assets remains solid, as 97 percent of our rated bonds were investment-grade at year-end.

                         Last year, interest rates moved sharply higher in most
                       countries where Aon operates. In the United States, bond prices suffered their steepest loss in nearly 70 years. This sharp increase in interest rates reduced the market to book value of Aon's fixed maturity portfolio to 94.6 percent at year-end 1994 compared to 105.1 percent at year-end 1993.

                         Investment income earned in 1994 totaled $759.5
                       million, modestly higher than the $745.2 million earned a year ago. Lower yields on securities underlying capital accumulation products were partially offset by higher yields on insurance brokerage and consulting short-term investments. The yield on average invested assets was
                       7.56 percent in 1994 compared to 7.55 percent a year earlier.

                         Net investment income from insurance brokerage and
                       consulting activities totaled $46.6 million in 1994 compared to $37.5 million a year earlier. The 24.3 percent increase was due primarily to sharply higher short-term yields in the United States and the United Kingdom.

                         Through Aon Advisors, Aon manages funds and provides
                       consulting services on behalf of clients in addition to our operating units. This includes acting as investment advisor to mutual funds which are among the investment options available to purchasers of LOV annuities. At year-end, nearly $1 billion of outside funds were managed by Aon Advisors. This developing business line fits in a seamless fashion with other Aon insurance consulting activities.

                       Financing Operations
================================================================================

                       The specialized finance subsidiaries of Aon offer financing services to commercial clients of RHH and other independent organizations for their liability and casualty premiums through Cananwill Inc., and offer auto financing for individuals in partnership with select retail auto dealerships through Aon Auto Capital Corporation. Both these organizations enjoyed good growth in 1994. Total revenues rose to $20.2 million, a 16.8 percent increase over 1993.

Aon Corporation  |  Management's Analysis of Operating
                 |  Results and Financial Condition

Revenue and Income Before Income Tax
Consolidated Results for 1994 Compared to 1993

Total revenues amounted to $4.2 billion, an increase of 8.1%. This increase was primarily due to the growth in brokerage commissions and fees resulting from business combination activity and internal growth. Brokerage commissions and fees increased 16.7% to $1.4 billion.

  Premiums and policy fees of $1.9 billion increased 6.1% in 1994 reflecting improvement in the life and accident and health major lines of business. Life premium and policy fees of $454.4 million increased 5.2%, primarily reflecting policy fees on domestic capital accumulation products. Accident and health premiums earned of $1.2 billion, an increase of 8.8%, were influenced by the continued growth in Combined Insurance Company of America's (CICA) direct sales business in addition to the direct response acquisition of a medicare supplement block of business and growth in the third party line of business. Specialty property and casualty premiums earned decreased 4.2% or $10.9 million as anticipated, reflecting the phase-out of certain specialty liability programs. A higher volume of new business in the extended warranty line partially offset this decrease.

  Net investment income of $759.5 million increased 1.9% for the year. Pretax investment portfolio yield of 7.56% was flat for the year when compared to 1993. Investment income was stable as reduced returns on securities underlying capital accumulation products were partially offset by higher yields on insurance brokerage and consulting short-term investments and investment in new assets at higher yields.

  Net realized investment gains of $5.8 million decreased significantly, largely reflecting the reduction in bond calls by issuers in 1994. Revenues excluding realized investment gains increased 8.7% or $332.9 million when compared to 1993.

  Benefits to policyholders increased 3%. Accident and health benefits increased primarily due to the acquired direct response block of business mentioned above. Additionally, the reduction in benefits on specialty liability products primarily reflected the discontinuation of certain specialty programs. Commissions and general expenses (excluding interest expense) increased 11.3% for the year. Amortization of intangibles, which include deferred policy acquisition costs, increased $19.3 million or 5.5%. Total benefits and expenses increased 7.5% or $253.6 million over 1993. Pretax income increased $58.5 million or 12.2% due largely to growth in the brokerage businesses and to the continued favorable phase-out of certain specialty property and casualty underwriting programs.

  Fourth quarter revenue increased 10.5% to $1.1 billion reflecting business combination activity and internal growth. Benefits and expenses of $952 million increased 10.4% for the quarter. Pretax income increased $13.5 million or 11.7%.

Revenue and Income Before Income Tax
Consolidated Results for 1993 Compared to 1992

Total revenues amounted to $3.8 billion, an increase of 15.2%. Premiums and policy fees were $1.8 billion, slightly below 1992. As anticipated, special property and casualty premiums earned decreased reflecting reduced underwriting of certain specialty liability programs. Net investment income of $745.2 million increased 1.1% for the year. Brokerage commissions and fees increased 68.2% to $1.2 billion. This increase was primarily due to the growth in brokerage commissions and fees resulting from the late 1992 acquisition of the businesses of Frank B. Hall & Co., Inc.

  During 1992, Aon adopted Statement of Financial Accounting Standards (Statement) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement No. 109, "Accounting for Income Taxes." The 1992 results reflect a $79.6 million charge for the cumulative effect of these changes in accounting principles. In addition, in 1992, Aon had pretax special charges amounting to $86.5 million relating primarily to the consolidation of global brokerage operations. For purposes of the following expense ratio comparisons, these items have been excluded.

  Benefits to policyholders decreased 2.9% when compared to 1992. This reduction primarily reflects the discontinuation of certain specialty property and casualty programs. Total benefits and expenses increased 13.7% over 1992. Commissions and general expenses (excluding interest expense) increased 24.2% for the year primarily reflecting brokerage acquisition activity. Pretax income excluding the 1992 special charges increased by 27.1% or $102.1 million.

Major Lines of Business

Highlights of operating performance were discussed earlier in this Annual Report. Please refer to pages 14 through 25 for descriptions of Aon's businesses and comments on each operation's revenue comparisons.

Insurance Brokerage and Consulting Services

Total revenue, which includes investment income, was $1,422.1 million in 1994, up 17%. The increase is due primarily to the contribution of acquisition activity and internal growth. Domestic revenue of $1,033 million was up 20.8% while international revenue increased 8.1%. Consulting related fees previously included in Retail brokerage in 1993 have been reclassified to Consulting to conform to the 1994 presentation.

  Pretax income was $158.8 million in 1994, up 24% from $128.1 million in 1993. Domestic income was up 41.9% from 1993 while international income declined 6.5%, primarily due to start-up activity. Retail brokerage benefited from integration efficiencies and growth from acquisition activity; however, results continued to be influenced by a highly competitive property and casualty pricing environment and investment in new industry areas.

Reinsurance and wholesale income improved due to the inclusion of the Jenner Fenton Slade Group Limited (JFS) business combination, international expansion of alternative market services and internal growth. In the Consulting line, growth of specialized employee development programs marketed primarily through the 1994 merger with Pecos River Learning Centers Inc. partially offset a decline in income due to investments in new automobile training operations.

Life Insurance

Revenue was $946.9 million in 1994 up 1.3% from $935.1 million in 1993. Domestic revenue of $886.9 million was up 0.8% while international revenue rose 8.1%. Capital accumulation products were negatively influenced by rising interest rates and higher adjusted crediting rates causing investment spreads to narrow. Sales of variable products increased when compared to prior year. In addition, traditional life business in Europe and the Pacific is continuing to run off as planned.

  Pretax income was $113.2 million in 1994, up 6.4% from $106.4 million last year. Domestic income was up 10.7%. International income declined $3.6 million or 38.3%, largely due to higher operating costs. Improved market conditions, increased productivity, and better underwriting controls contributed to a positive impact on auto credit business income during the year. On the majority of life and variable annuity policies, lapse rates did not increase in 1994 from prior years. While lapse rates on fixed annuity policies that reached the end of their surrender period did increase in 1994, these policies remain profitable. Variations in mortality experience between years do not suggest any fundamental changes and do not signal a trend.

Accident and Health Insurance

Revenue was $1,296.6 million in 1994, up 8% from $1,200.7 million in 1993. Domestic revenue of $1,009.3 million was up 7.7% while international revenue rose 9.2%. Domestically, the impact of the acquisition of the medicare supplement block of business on direct response revenues and, to a lesser extent, new business growth on direct sales products, were chiefly responsible for this improvement. Financial credit disability revenue declined due to the discontinuation of lower margin business. Auto credit insurance revenues improved due to growth in new business.

  Pretax income was $177.7 million in 1994, up 6.5% from $166.8 million in 1993. Domestic and international income were up 5.8% and 8.2%, respectively. Levels of persistency have been stable for this line of business.

  Both domestic and international direct sales income improved with continued good expense control and strong health product sales. Expense savings and growth in third party endorsed business primarily contributed to improved income in direct response. Good expense controls and improved underwriting ratios led to an improvement in auto credit income.

Specialty Property and Casualty Insurance

Revenue was $315.6 million in 1994, down 3.2% from $326.2 million in 1993. Domestic revenue was down 6.6% while international revenue was up 15.8%. Domestically, the continued phase-out of certain specialty property and casualty underwriting programs offset good warranty revenue growth. Internationally, revenue improvements reflect growth in the extended warranty mechanical repair and brown and white lines.

  Pretax income was $53.5 million in 1994, up 23% from $43.5 million in 1993. Domestic income was up 21%. International income was up sharply due to improved claims experience and a higher volume of new business in the extended warranty line. Specialty liability programs continued to be phased-out with favorable income results.

Corporate and Other

Revenue consists primarily of investment income on capital, premium finance revenue, and realized investment gains before tax. Expenses include interest and financing expenses, corporate administrative expenses, and goodwill amortization associated with acquisitions. Revenue increased 4.7% over 1993 to $175.7 million. Realized investment gains were $20.8 million lower in 1994 than 1993. The 1993 realized investment gains reflected a high number of corporate bond calls by issuers. Excluding these gains from both years, the revenue increase of 20.3% reflects growth in financing fees and new investments in higher yielding securities. Allocation of investment income to the operating segments is determined by each segment's investable assets as well as the related yield on these investments. The remaining investment income is reported in this segment.

  Pretax income of $34.4 million in 1994 increased modestly over 1993. Excluding realized investment gains from both years, pretax income increased $20.9 million or over 200%. The increase primarily reflects improved investment yields and investment mix, as well as, a reduction in the level of internal funds employed for acquisition financing. The premium financing business experienced continued growth. In addition, financing costs and goodwill amortization related to acquisitions grew more slowly when compared to the growth in investment income.

Geographic Segments

The international segment is primarily composed of insurance brokerage and consulting services, accident, health and life products of CICA, and The Ryan Group credit insurance and extended warranty products. Overall, international results were influenced by favorable foreign exchange rates in 1994. International revenues increased 9.2% to $833.3 million primarily reflecting the improvement in brokerage revenues relating to internal growth and acquisitions. International pretax income increased slightly when compared to 1993 to $118.2 million.

Aon Corporation  |  Major Lines of Business


(millions)
---------------------------------------------------------------------------------------------------------------
                                            Insurance                                  Specialty
                                            Brokerage                    Accident       Property
                                       and Consulting                         and            and      Corporate
Year ended December 31, 1994                 Services          Life        Health       Casualty      and Other
---------------------------------------------------------------------------------------------------------------
Revenue                                      $1,422.1      $  946.9      $1,296.6       $  315.6       $  175.7
Benefits to policyholders                          --         608.2         539.9          156.8             --
Amortization of intangibles                      47.6          98.2         143.4           48.5           30.7
Other operating expenses                      1,215.7         127.3         435.6           56.8          110.6
                                             ------------------------------------------------------------------
  Total benefits and expenses                 1,263.3         833.7       1,118.9          262.1          141.3
                                             ------------------------------------------------------------------
Income before income tax                     $  158.8      $  113.2      $  177.7       $   53.5       $   34.4
                                             ------------------------------------------------------------------
Identifiable assets                          $2,967.4      $8,417.0      $1,344.1       $  999.6       $4,193.8
===============================================================================================================

                                            Insurance                                  Specialty
                                            Brokerage                    Accident       Property
                                       and Consulting                         and            and      Corporate
Year ended December 31, 1993                 Services          Life        Health       Casualty      and Other
---------------------------------------------------------------------------------------------------------------
Revenue                                      $1,215.0      $  935.1      $1,200.7       $  326.2       $  167.8
Benefits to policyholders                          --         609.1         483.0          175.2             --
Amortization of intangibles                      47.5          90.7         128.8           53.9           28.2
Other operating expenses                      1,039.4         128.9         422.1           53.6          105.3
                                             ------------------------------------------------------------------
  Total benefits and expenses                 1,086.9         828.7       1,033.9          282.7          133.5
                                             ------------------------------------------------------------------
Income before income tax                     $  128.1      $  106.4      $  166.8       $   43.5       $   34.3
                                             ------------------------------------------------------------------
Identifiable assets                          $2,705.6      $7,613.4      $1,220.3       $  910.1       $3,829.7
===============================================================================================================

                                            Insurance                                  Specialty
                                            Brokerage                    Accident       Property
                                       and Consulting                         and            and      Corporate
Year ended December 31, 1992                 Services          Life        Health       Casualty      and Other
---------------------------------------------------------------------------------------------------------------
Revenue                                      $  726.7      $  927.5      $1,198.2       $  348.3       $  135.8
Benefits to policyholders                          --         616.1         494.6          194.9             --
Amortization of intangibles                      30.9          89.7         126.0           57.7           19.5
Other operating expenses                        629.1         128.6         418.1           58.4           95.9
                                             ------------------------------------------------------------------
  Total benefits and expenses                   660.0         834.4       1,038.7          311.0          115.4
                                             ------------------------------------------------------------------
Income before income tax
  excluding special charges*                     66.7          93.1         159.5           37.3           20.4
Special charges                                 (68.4)        (12.2)         (1.9)            --           (4.0)
                                             ------------------------------------------------------------------
Income (loss) before income tax*             $   (1.7)     $   80.9      $  157.6       $   37.3       $   16.4
                                             ------------------------------------------------------------------
Identifiable assets                          $2,366.3      $6,489.3      $1,164.0       $  565.2       $3,705.0
===============================================================================================================

*Before cumulative effect of changes in accounting principles.

  Domestic revenues increased 7.8% primarily reflecting brokerage acquisition activity. Pretax income increased 16.1% primarily on the strength of acquisition activity, improved benefit experience in life insurance and specialty property and casualty business lines, and overall expense controls.

Income Tax and Net Income

On March 18, 1994, the Board of Directors authorized a three-for-two stock split, payable in the form of a stock dividend, of Aon's $1.00 par value common stock. All references to share data in the accompanying management's discussion and analysis and financial statements reflect the three-for-two stock split.

  Net income for 1994 was $360 million or $3.14 per share compared to $323.8 million or $2.81 per share in 1993. Dividends on the 8%, 6.25% and Series C preferred stock of $26.8 million in 1994 and dividends on the 8% and 6.25% preferred stock of $24.5 million in 1993 have been deducted from net income to compute earnings per share. Net income for fourth quarter 1994 amounted to $86 million or $0.74 per share compared to $77.9 million or $0.67 per share for 1993.

  Operating income amounted to $356.3 million or $3.10 per share, up from $312.2 million or $2.70 per share in 1993. Operating income excludes after-tax realized investment gains in 1994 and 1993. Aon's effective operating income tax rate was 33% in 1994 and 31% in 1993, while realized gains were taxed at a 36% rate for both years. The 1993 annual tax provision also incorporated a federal tax rate increase of one percentage point effective January 1, 1993 which caused a retroactive charge to deferred income tax of $5.4 million.

Liquidity

Aon's operating subsidiaries anticipate that there will be adequate liquidity to meet their needs in the foreseeable future. Aon Corp.'s liquidity needs are primarily for servicing its debt and for the payment of dividends on stock issues. Dividends from Aon Corp.'s subsidiaries are the primary source for meeting these requirements. There are certain regulatory restrictions relating to dividend capacity of insurance subsidiaries that are discussed in note 7. Insurance subsidiaries' statutory equity at year end 1994 again exceeded the risk-based capital target set by the National Association of Insurance Commissioners by a satisfactory level. At December 31, 1994, Aon Corp. had short-term lines of credit available in excess of $100 million.

  The businesses of Aon continue to provide substantial positive cash flow. Brokerage cash flow has been used primarily for servicing acquisition-related debt. Due to the contractual nature of its insurance policyholder liabilities which are intermediate to long-term in nature, Aon has invested primarily in investment-grade fixed maturities. Capital accumulation products are interest-sensitive and require close duration matching. Non interest-sensitive insurance products do not require as close monitoring of duration matching. Because there is a reasonable duration match between these investments and their related liabilities, changes in prevailing interest rates can, to a large extent, be matched by congruent changes in credited interest rates resulting in minimal impact on Aon's earnings. However, mismatches do occur. Aon will accept a mismatch in duration in each individual segment but attempts to allow no more than a one year mismatch when all interest-sensitive segments are aggregated.

  As of December 31, 1994, assets and interest-sensitive liabilities were closely matched with the aggregate estimated duration variance of less than one year. Through the use of derivative financial instruments (derivatives) (see note 10), Aon improved its overall asset and liability duration match and managed its interest rate risks. Given Aon's bond portfolio's average life of
7.6 years, access to lines of credit, and an uninterrupted trend in Aon's positive cash flow, Aon expects sufficient cash flow to meet both short-term and long-term cash needs.

  Cash provided by operating activities in 1994 increased $91 million from 1993 to $695.8 million. This increase primarily reflects internal growth as well as acquisitions related to brokerage operations.

  Investment activities used $361.5 million, down $312.3 million from prior year primarily due to the use of cash at the brokerage operations as well as a reduced level of funds made available from capital accumulation products. Cash of approximately $100 million was provided from the issuance of long-term debt. Proceeds from the debt issuance were used to retire $125 million of long-term debt securities at par. Cash was used to pay dividends of $135.7 million on common stock and Series B conversion preferred stock (PERCS), $18 million on 8% preferred stock, $6.7 million on 6.25% preferred stock and $1.9 million on Series C preferred stock.

  As of January 1, 1994, Aon adopted Statement of Financial Accounting Standards (Statement) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." In accordance with Statement No. 115, Aon has segregated its fixed maturity portfolio into two components: fixed maturities to be held to maturity and fixed maturities available for sale. Fixed maturities that are categorized as held to maturity are valued at amortized cost, while those available for sale are carried at fair value with unrealized gains and losses excluded from income and recorded directly as a separate component of stockholders' equity. The after-tax stockholders' equity impact of reporting fixed maturities available for sale at fair value was a net unrealized loss of $111 million at December 31, 1994. To minimize the volatility of the changes in this component of stockholders' equity, Aon enters into derivatives to hedge its available for sale asset positions. In administering its hedging programs, Aon performs analyses that have demonstrated that Aon achieves a high degree of correlation.

Aon Corporation |  Geographic Segments
                |

(millions)
-------------------------------------------------------------------------------
Year ended December 31, 1994            Domestic    International        Total
-------------------------------------------------------------------------------
Revenue
   Insurance brokerage and
      consulting services              $ 1,033.0         $  389.1     $ 1,422.1
   Life                                    886.9             60.0         946.9
   Accident and health                   1,009.3            287.3       1,296.6
   Specialty property and casualty         259.2             56.4         315.6
   Corporate and other                     135.2             40.5         175.7
                                       ----------------------------------------
Total revenue                            3,323.6            833.3       4,156.9
                                       ----------------------------------------
Income before income tax               $   419.4         $  118.2     $   537.6
                                       ----------------------------------------
Identifiable assets                    $15,083.6         $2,838.3     $17,921.9
===============================================================================

-------------------------------------------------------------------------------
Year ended December 31, 1993            Domestic    International         Total
-------------------------------------------------------------------------------
Revenue
   Insurance brokerage and
      consulting services              $   855.0         $  360.0     $ 1,215.0
   Life                                    879.6             55.5         935.1
   Accident and health                     937.5            263.2       1,200.7
   Specialty property and casualty         277.5             48.7         326.2
   Corporate and other                     132.3             35.5         167.8
                                       ----------------------------------------
Total revenue                            3,081.9            762.9       3,844.8
                                       ----------------------------------------
Income before income tax               $   361.2         $  117.9     $   479.1
                                       ----------------------------------------
Identifiable assets                    $13,689.3         $2,589.8     $16,279.1
===============================================================================


-------------------------------------------------------------------------------
Year ended December 31, 1992            Domestic    International         Total
-------------------------------------------------------------------------------
Revenue
  Insurance brokerage and
     consulting services               $   494.8         $  231.9     $   726.7
  Life                                     867.2             60.3         927.5
  Accident and health                      925.5            272.7       1,198.2
  Specialty property and casualty          295.8             52.5         348.3
  Corporate and other                       84.4             51.4         135.8
                                       ----------------------------------------
Total revenue                            2,667.7            668.8       3,336.5
                                       ----------------------------------------
Income before income tax*              $   180.6         $  109.9     $   290.5
                                       ----------------------------------------
Identifiable assets                    $11,755.7         $2,534.1     $14,289.8
===============================================================================

*Before cumulative effect of changes in accounting principles.

  With a carrying value of $7.1 billion, Aon's total fixed maturity portfolio is invested primarily in investment grade holdings (97%) and has a market value which is 94.6% of amortized cost. At December 31, 1994 and 1993, Aon's fixed maturity portfolio includes mortgage-backed securities with an amortized cost of $3.1 billion and $2.7 billion, respectively. The amortized cost and fair value of Aon's mortgage-backed securities are also presented in note 3. The following table summarizes Aon's mortgage-backed securities held at December 31, 1994 and 1993, respectively.

------------------------------------------------------------------------------
                                               Par      Amortized         Fair
(millions)      As of December 31, 1994      Value           Cost        Value
------------------------------------------------------------------------------
Mortgage-backed securities:
Collateralized mortgage obligations
  (CMOs):
  Principally targeted
     amortization classes                 $  322.8       $  315.3     $  290.6
  Principally sequential pay class         2,429.3        2,401.1      2,159.9
------------------------------------------------------------------------------
Total collateralized
  mortgage obligations                     2,752.1        2,716.4      2,450.5
Mortgage-backed pass-through
  securities                                 348.7          351.7        345.2
------------------------------------------------------------------------------
Total mortgage-backed
  securities                              $3,100.8       $3,068.1     $2,795.7
==============================================================================

------------------------------------------------------------------------------
                                               Par      Amortized         Fair
(millions)      As of December 31, 1993      Value           Cost        Value
------------------------------------------------------------------------------
Mortgage-backed securities:
Collateralized mortgage obligations:
  Principally targeted
     amortization classes                 $  443.5       $  443.4     $  448.0
Principally sequential pay class           1,903.7        1,914.4      1,914.6
------------------------------------------------------------------------------
Total collateralized
  mortgage obligations                     2,347.2        2,357.8      2,362.6
Mortgage-backed pass-through
  securities                                 338.0          339.9        354.0
------------------------------------------------------------------------------
Total mortgage-backed
  securities                              $2,685.2       $2,697.7     $2,716.6
==============================================================================

Aon does not have any CMO residuals, interest only, inverse floating or principal only type securities. CMOs have been acquired as alternatives to mortgage-backed pass-through securities. Aon's insurance subsidiaries have generally acquired shorter tranche CMOs classified in the form of sequential payment, targeted amortization classes (TACs) or support TACs.

  Market values for CMOs are established each quarter based primarily on information received from broker-dealer market makers. Certain mortgage-backed securities are subject to duration extension risk during periods of rising interest rates and to prepayment risk during periods of declining interest rates. To limit its credit risk, Aon's CMO investments are concentrated in tranches that have received an investment grade rating.

  Aon maintained separate investment reserves related to mortgage loan losses on real estate and illiquid holdings which include real estate ventures, limited partnerships and private placement common stocks totalling $36.4 million in 1994, down $14.9 million from the year end 1993 level of $51.3 million. These reserves are a product of Aon's continued review of the characteristics and risks of its investment portfolio and current environmental and economic conditions.

  Assets and liabilities held under special contracts increased $554 million from 1993 primarily due to increased funds in variable life and annuity programs. The net investment income generated from these assets is not included in the consolidated statements of income.

Capital Resources

In 1994, notes payable decreased $25.8 million, reflecting the $125 million repayment of public debt, the issuance of $100 million public debt, as well as repayments on privately placed obligations. In addition, short-term borrowings increased $75.3 million to satisfy Aon's short-term cash needs. This increase was used primarily to finance the repurchase of common stock and the repurchase of PERCS prior to mandatory conversion into common stock. The credit agreements providing lines of credit for commercial paper contain no restrictive covenants.

  Aon Corp. continues to maintain an internal lending program with its various subsidiaries where the parent company is able to borrow or lend funds. As of December 31, 1994, Aon Corp. held notes payable to its subsidiaries of approximately $373 million. These notes have interest rates in terms that were competitive at the time of issuance.

  In 1994, stockholders' equity per common share decreased to $18.30, down from $18.95 in 1993. The principal factors influencing this reduction were a $193.1 million increase in net unrealized investment losses, the exchange of 1,500,000 shares of common stock for Series C preferred stock and business combinations. Excluding net income and dividends, another significant impact on equity was a $41.3 million reduction in net unrealized foreign exchange losses.

Aon Corporation | Consolidated Statements of Income
                |

(millions except common stock and per share data)       Years ended December 31         1994            1993            1992
----------------------------------------------------------------------------------------------------------------------------
Revenue
  Premiums and policy fees                                                          $1,933.7        $1,823.0        $1,826.3
  Net investment income (note 3)                                                       759.5           745.2           737.0
  Realized investment gains                                                              5.8            26.6             4.2
  Brokerage commissions and fees                                                     1,369.6         1,173.2           697.4
  Other income                                                                          88.3            76.8            71.6
                                                                                    ----------------------------------------
    Total revenue earned                                                             4,156.9         3,844.8         3,336.5
============================================================================================================================

Benefits and Expenses
  Benefits to policyholders                                                          1,304.9         1,267.3         1,305.6
  Commissions and general expenses                                                   1,899.6         1,707.0         1,374.7
  Interest expense                                                                      46.4            42.3            41.9
  Amortization of deferred policy acquisition costs                                    276.2           257.7           252.3
  Amortization of intangible assets                                                     92.2            91.4            71.5
                                                                                    ----------------------------------------
     Total benefits and expenses                                                     3,619.3         3,365.7         3,046.0
============================================================================================================================

Income Before Income Tax and Cumulative Effect
  of Changes in Accounting Principles                                                  537.6           479.1           290.5
  Provision for income tax (note 5)                                                    177.6           155.3            84.3
                                                                                    ----------------------------------------
Income Before Cumulative Effect of Changes
  in Accounting Principles                                                             360.0           323.8           206.2
  Cumulative effect of changes in accounting principles                                   --              --           (79.6)
                                                                                    ----------------------------------------
Net Income                                                                          $  360.0        $  323.8        $  126.6
============================================================================================================================

Income attributable to common stockholders                                          $  327.6        $  291.0        $  112.2
============================================================================================================================

Per Share
  Income before cumulative effect of changes in accounting principles               $   3.14        $   2.81        $   1.93
  Cumulative effect of changes in accounting principles                                   --              --           (0.76)
                                                                                    ----------------------------------------
  Net income                                                                        $   3.14        $   2.81        $   1.17
                                                                                    ----------------------------------------
  Cash dividends paid on common stock                                               $   1.26        $   1.18        $   1.11
============================================================================================================================

Average common and common equivalent shares outstanding                          106,177,000     106,369,000     104,885,000
============================================================================================================================

See accompanying notes to consolidated financial statements.

Aon Corporation  |  Consolidated Statements of Financial Position
                 |

(millions)                                                      As of December 31                        1994            1993
-----------------------------------------------------------------------------------------------------------------------------
Assets

Investments
  Fixed maturities
     Held to maturity--at amortized cost (fair value: 1994--$2,750; 1993--$5,304)                   $ 2,983.8       $ 5,021.1
     Available for sale--1994 at fair value; 1993 at amortized cost                                   4,160.3         2,032.3
        (1994 amortized cost: $4,318; 1993 fair value: $2,112)
  Equity securities--at fair value (cost: 1994--$989; 1993--$852)                                       939.3           932.5
  Mortgage loans on real estate
     (net of reserve for losses: 1994--$30; 1993--$42)                                                  567.5           557.1
  Real estate
     (net of accumulated depreciation: 1994--$8; 1993--$5)                                               35.6            34.2
  Policy loans                                                                                          214.9           207.3
  Other long-term investments                                                                            97.9            63.0
  Short-term investments                                                                                783.2           804.2
                                                                                                   --------------------------
     Total investments                                                                                9,782.5         9,651.7
=============================================================================================================================

Cash                                                                                                    508.8           163.8

Receivables
  Insurance brokerage and consulting services
     (net of allowance for doubtful accounts: 1994--$45; 1993--$41)                                   1,882.0         1,614.6
  Premiums and other
     (net of allowance for doubtful accounts: 1994--$3; 1993--$3)                                       637.7           485.9
  Accrued investment income                                                                             133.5           128.6
                                                                                                   --------------------------
     Total receivables                                                                                2,653.2         2,229.1
=============================================================================================================================

Deferred Policy Acquisition Costs                                                                     1,181.6         1,005.4

Cost of Insurance and Renewal Rights Purchased
     (net of accumulated amortization: 1994--$567; 1993--$504)                                          678.6           688.5

Excess of Cost Over Net Assets Purchased
     (net of accumulated amortization: 1994--$121; 1993--$91)                                           869.4           840.8

Property and Equipment at Cost
     (net of accumulated depreciation: 1994--$281; 1993--$253)                                          266.5           224.2

Assets Held Under Special Contracts                                                                   1,595.1         1,041.1

Other Assets                                                                                            386.2           434.5
=============================================================================================================================
     Total Assets                                                                                   $17,921.9       $16,279.1
=============================================================================================================================
See accompanying notes to consolidated financial statements.

(millions except share data)         As of December 31       1994          1993
-------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Policy Liabilities
  Future policy benefits                                $ 1,434.5     $ 1,405.6
  Policy and contract claims                                944.2         920.7
  Unearned and advance premiums                           1,428.4       1,234.8
  Other policyholder funds                                5,503.3       5,215.2
                                                        -----------------------
     Total policy liabilities                             9,310.4       8,776.3
===============================================================================

General Liabilities
  Short-term borrowings                                     243.9         168.6
  Insurance premiums payable                              2,408.7       1,948.1
  Commissions and general expenses                          526.6         500.4
  Current income tax                                        200.9         189.4
  Deferred income tax                                       129.3         169.7
  Notes payable                                             495.5         521.3
  Debt guarantee of employee stock ownership plan            65.5          72.5
  Liabilities held under special contracts                1,595.1       1,041.1
  Other liabilities                                         638.6         603.9
                                                        -----------------------
     Total Liabilities                                   15,614.5      13,991.3
===============================================================================

Commitments and Contingent Liabilities

Redeemable Preferred Stock                                   50.0            --

Stockholders' Equity
  Preferred stock--$1 par value
     Authorized--25,000,000 shares; issued
        Series B conversion preferred stock                    --           2.7
        8% cumulative perpetual preferred stock               9.0           9.0
        6.25% cumulative convertible exchangeable
           preferred stock                                    2.1           2.1
  Common stock--$1 par value
     Authorized--(shares: 1994--300,000,000;
        1993--120,000,000); issued                          110.6          70.0
  Paid-in additional capital                                485.2         605.7
  Net unrealized investment gains (losses)                 (142.8)         50.3
  Net foreign exchange losses                               (19.7)        (61.0)
  Retained earnings                                       1,998.1       1,784.9
  Less treasury stock at cost (shares:
     1994--2,872,000; 1993--3,482,000)                      (72.9)        (69.3)
  Less deferred compensation                               (112.2)       (106.6)
                                                        -----------------------
     Total Stockholders' Equity                           2,257.4       2,287.8
===============================================================================

     Total Liabilities and Stockholders' Equity         $17,921.9     $16,279.1
===============================================================================

Aon Corporation  |  Consolidated Statements of Stockholders' Equity

(millions)                           Years ended December 31        1994           1993          1992
-----------------------------------------------------------------------------------------------------
PREFERRED STOCK  Balance at January 1                           $   13.8       $   15.2      $    3.8
  Issuance of preferred stock                                         --             --          11.4
  Retirement of preferred stock                                     (1.3)          (0.4)           --
  Conversion of preferred stock to common stock                     (1.4)          (1.0)           --
                                                                -------------------------------------
                                                                    11.1           13.8          15.2
=====================================================================================================

COMMON STOCK  Balance at January 1                                  70.0           68.3          67.2
  Shares issued for business combinations                            5.3            0.7           1.1
  Effect of three-for-two stock split                               35.3             --            --
  Conversion of preferred stock to common stock                       --            1.0            --
                                                                -------------------------------------
                                                                   110.6           70.0          68.3
=====================================================================================================

PAID-IN ADDITIONAL CAPITAL  Balance at January 1                   605.7          600.9         258.4
  Issuance of stock awards and option shares                        10.8           20.6          10.8
  Adjustment for business combinations                               1.9            1.4          (0.6)
  Issuance of preferred stock                                         --             --         332.3
  Retirement and conversion of preferred stock                     (97.9)         (17.2)           --
  Effect of three-for-two stock split                              (35.3)            --            --
                                                                -------------------------------------
                                                                   485.2          605.7         600.9
=====================================================================================================

NET UNREALIZED INVESTMENT GAINS (LOSSES)  Balance at January 1      50.3           32.9          21.9
  Effect of a change in accounting principles at January 1         148.2             --            --
  Net unrealized investment gains (losses)                        (341.3)          17.4          11.0
                                                                -------------------------------------
                                                                  (142.8)          50.3          32.9
=====================================================================================================

NET FOREIGN EXCHANGE GAINS (LOSSES)  Balance at January 1          (61.0)         (39.1)          6.9
  Net foreign exchange gains (losses)                               41.3          (21.9)        (46.0)
                                                                -------------------------------------
                                                                   (19.7)         (61.0)        (39.1)
=====================================================================================================

RETAINED EARNINGS  Balance at January 1                          1,784.9        1,603.2       1,602.3
  Net income                                                       360.0          323.8         126.6
  Dividends to stockholders                                       (162.0)        (151.0)       (124.5)
  Loss on treasury stock reissued                                     --             --          (3.1)
  Adjustment for business combinations                              27.6           10.4           1.9
  Retirement of preferred stock                                    (12.4)          (1.5)           --
                                                                -------------------------------------
                                                                 1,998.1        1,784.9       1,603.2
=====================================================================================================

TREASURY STOCK  Balance at January 1                               (69.3)         (79.7)        (87.7)
  Cost of shares                                                   (26.6)          (0.6)         (8.1)
  Shares reissued at average cost                                   73.0           11.0          16.1
  Conversion of common stock to redeemable preferred stock         (50.0)            --            --
                                                                -------------------------------------
                                                                   (72.9)         (69.3)        (79.7)
=====================================================================================================

DEFERRED COMPENSATION  Balance at January 1                       (106.6)         (97.8)        (97.8)
  Stock awards issued                                              (18.3)         (18.3)        (10.5)
  Debt guarantee of employee stock ownership plan                    7.0            5.8           4.7
  Amortization of deferred compensation                              5.7            3.7           5.8
                                                                -------------------------------------
                                                                  (112.2)        (106.6)        (97.8)
-----------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY AT DECEMBER 31                             $2,257.4       $2,287.8      $2,103.9
=====================================================================================================

See accompanying notes to consolidated financial statements.

Aon Corporation | Consolidated Statements of Cash Flows
                |

(millions)                      Year ended December 31        1994            1993            1992
--------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income                                             $   360.0       $   323.8       $   126.6
  Adjustments to reconcile net income to cash
   provided by operating activities
     Policy liabilities                                      298.6           273.0           278.6
     Deferred policy acquisition costs                      (414.5)         (325.9)         (319.8)
     Amortization of deferred policy acquisition costs       276.2           257.7           252.3
     Amortization of intangible assets                        92.2            91.4            71.5
     Other amortization and depreciation                      57.3            50.7            33.2
     Other operating assets and liabilities                   31.8           (39.3)          140.5
     Realized investment gains                                (5.8)          (26.6)           (4.2)
                                                         -----------------------------------------
        Cash Provided by Operating Activities                695.8           604.8           578.7
==================================================================================================

Cash Flows from Investing Activities:
  Sale (purchase) of short term investments--net             143.4          (160.2)          266.7
  Sale or maturity of investments
     Fixed maturities--Held to maturity
                       Maturities                             49.2           116.8            88.6
                       Calls and Prepayments                 727.6         2,021.7         1,497.3
                       Sales                                    --            60.4           907.8
     Fixed maturities--Available for sale
                       Maturities                            109.5            13.9             0.1
                       Calls and Prepayments                 312.2           484.3            20.6
                       Sales                                 883.9           496.1            64.1
     All other investments                                   979.2           925.4           752.6
  Purchase of investments
     Fixed maturities--Held to maturity                     (734.8)       (2,171.7)       (2,751.6)
     Fixed maturities--Available for sale                 (1,591.2)       (1,326.8)         (318.5)
     All other investments                                (1,141.6)         (990.3)         (930.2)
  Acquisition of subsidiaries                                (22.0)          (96.3)         (290.0)
  Property and equipment and other                           (76.9)          (47.1)          (25.7)
                                                         -----------------------------------------
     Cash Used by Investing Activities                      (361.5)         (673.8)         (718.2)
==================================================================================================

Cash Flows from Financing Activities:
  Treasury stock transactions--net                           (15.4)           11.4             6.9
  Issuance of short-term borrowings--net                      75.3            53.5            51.8
  Issuance of long-term debt securities                       99.7           149.6           199.5
  Repayment of notes payable                                (128.0)         (192.8)         (141.7)
  Interest sensitive life, annuity and investment
     contract deposits                                     1,557.5         1,376.0           955.6
  Interest sensitive life, annuity and investment
      contract withdrawals                                (1,362.4)       (1,089.9)         (761.4)
  Retirement of Series B conversion preferred stock          (58.3)           (7.3)             --
  Cash dividends to stockholders                            (162.3)         (151.0)         (119.5)
                                                         -----------------------------------------
     Cash Provided by Financing Activities                     6.1           149.5           191.2
==================================================================================================

  Effect of Exchange Rate Changes on Cash                      4.6            (4.4)           (2.1)
  Increase in Cash                                           345.0            76.1            49.6
  Cash at Beginning of Year                                  163.8            87.7            38.1
                                                         -----------------------------------------
Cash at End of Year                                      $   508.8       $   163.8       $    87.7
==================================================================================================

See accompanying notes to consolidated financial statements.

Aon Corporation  |  Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Principles and Practices

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include the accounts of Aon Corporation and its operating subsidiaries (Aon). All material intercompany accounts and transactions have been eliminated.

Recognition of Premium Revenue and Related Expenses

For universal life-type and investment products, generally there is no requirement for payment of premium other than to maintain account values at a level sufficient to pay mortality and expense charges. Consequently, premiums for universal life-type policies and investment products are not reported as revenue, but as deposits. Policy fee revenue for universal life-type policies and investment products consists of charges for the cost of insurance, policy administration, and surrenders assessed during the period. Expenses include interest credited to policy account balances and benefit claims incurred in excess of policy account balances.

  In general, for accident and health, property and casualty and credit products, premiums collected are reported as earned proportionately over the period covered by the policies. For all other life products, premiums are recognized as revenue when due. Benefits and related expenses associated with premium revenues are charged to expense proportionately over the lives of the policies through a provision for future policy benefit liabilities and through deferral and amortization of deferred policy acquisition costs. In general, for property and casualty and accident and health products, benefits and related expenses associated with premium revenues are charged to expense as incurred.

Brokerage Commissions and Fees

In general, commission income is recognized at the later of the billing or effective date of the related insurance policies. Contingent commissions, certain life insurance commissions and commissions on premiums billed directly by insurance companies are generally recognized as income when received. Commissions on premium adjustments, including policy cancellations, are recognized as they occur. Fees for claim administration services, benefit consulting, reinsurance services and other services are recognized when the services are rendered.

Reinsurance

Reinsurance premiums, commissions, and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits. Expense reimbursements received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs or, to the extent such reimbursements exceed the related acquisition costs, as other revenue. All reinsurance receivables and prepaid reinsurance premium amounts are reported as assets.

Income Tax

Deferred income tax has been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect.

Earnings Per Share

Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the respective period. Common shares outstanding include 3,386,000 shares held by the employee stock ownership plan. Common equivalent shares include Series A and Series B preferred stocks and dilutive stock awards and stock options. The 8% cumulative perpetual preferred stock (8% preferred stock), the 6.25% cumulative convertible exchangeable preferred stock (6.25% preferred stock) and the Series C cumulative preferred stock (Series C) are not considered common equivalent shares. Accordingly, the dividends on the 8%, 6.25% and Series C preferred stock of $27 million in 1994 and the dividends on the 8% and 6.25% preferred stock of $25 million and $4 million in 1993 and 1992, respectively, have been deducted from net income to compute earnings per share. There is no material difference between primary and fully diluted per share amounts. Income attributable to common stockholders is net of dividends on all preferred stock.

  A three-for-two stock split of Aon's $1.00 par value common stock was effected on May 16, 1994 with 35 million shares issued to stockholders of record as of May 3, 1994. All references in the accompanying financial statements and notes to the number of common shares and per share amounts have been retroactively restated to reflect the stock split.

Investments

Fixed maturities, where the intent is to hold to maturity, are carried generally at amortized cost. As a result of adopting Statement of Financial Accounting Standards (Statement) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" on January 1, 1994, fixed maturities that are available for sale are carried at fair value at December 31, 1994. At December 31, 1993, fixed maturities available for sale were carried, on an aggregate basis, at the lower of amortized cost or fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity that are included in net investment income. Included in fixed maturities are investments in collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments and included in net investment income. Equity securities are valued at fair value. Unrealized gains and temporary unrealized losses on fixed maturities available for sale and equity securities are excluded from income and are recorded directly to stockholders' equity, net of related deferred income taxes. Mortgage loans are carried at amortized cost, net of reserves. Real estate is carried generally at cost less accumulated depreciation. Policy loans are carried at unpaid principal balance.

Other long-term investments are carried generally at cost. Realized investment gains or losses are computed using specific costs of securities sold.

  Investments that have declines in fair value below cost, are judged to be other than temporary, are written down to estimated fair values and reported as realized investment losses. Additionally, reserves for mortgage loans and certain other long-term investments are established based on an evaluation of the respective investment portfolio, past credit loss experience, and current economic conditions. Writedowns and reserves are included in realized investment gains and losses in the statements of income. In general, Aon ceases to accrue investment income where interest or dividend payments are in arrears.

  Accounting policies relating to derivative financial instruments are discussed in note 10.

Deferred Policy Acquisition Costs

Costs of acquiring new and renewal business, principally the excess of new commissions over renewal commissions, mass marketing advertising, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred. For non-universal life-type products, amortization of deferred acquisition costs and the cost of insurance purchased is related to and based on the expected premium revenues on the policies. In general, such amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits. For property and casualty and short-duration health insurance, costs of acquiring and renewing business, which are deferred, are amortized as the related premium is earned.

  In general, deferred policy acquisition costs and cost of insurance purchased related to universal life-type policies and investment products are amortized in relation to the present value of expected gross profits on the policies. Such amortization is adjusted periodically to reflect differences in actual and assumed gross profits.

  To the extent that unrealized gains or losses on available for sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related deferred policy acquisition cost adjustments are recorded along with the unrealized gains or losses included in stockholders' equity with no effect on net income.

Other Intangible Assets

In general, the excess of cost over net assets purchased relating to business acquisitions is being amortized into income over periods not exceeding forty years using the straight-line method. The cost of insurance and renewal rights purchased of certain subsidiaries is being amortized over a range of 2 to 30 years.

Property and Equipment

Property and equipment are generally depreciated using the straight-line method over their estimated useful lives.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the consolidated statements of financial position for cash and cash equivalents and short-term investments approximate their fair values. Fair values for fixed maturity securities and equity securities are based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Fair values of derivatives are based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

  In general, other long-term investments are comprised of real estate joint ventures and limited partnerships. It was not practicable to estimate the fair value of other long-term investments because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. In addition, the determination of the fair value of investment commitments was deemed impractical due to the inability to estimate future cash flows.

  Fair values for liabilities for investment-type contracts are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value of notes payable are based on quoted market prices for the publicly traded portion and on estimates using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements for the non-publicly traded portion.

Assets and Liabilities Held Under Special Contracts

Assets held under special contracts principally represent designated funds of group pension, variable life, annuity and unit-linked policyholders. These assets are offset by liabilities that represent such policyholders' equity in those assets. The net investment income generated from these assets is not included in the consolidated statements of income.

Future Policy Benefits, Unearned Premiums and Policy and Contract Claims

Future policy benefit liabilities on non-universal life-type and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity, and withdrawal rates that were determined at the date of issue, and provide for possible adverse deviations. Interest assumptions are graded and range from 9% to 4.5%. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue, and duration.

  Policyholder liabilities on universal life-type and investment products are generally based on policy account values. Interest credit rates for these products range from 8.4% to 5.6%.

  Unearned premiums generally are calculated using the pro rata method based on gross premiums. However, in the case of credit life, credit accident and health, and extended warranty products, the unearned premiums are calculated such that the premiums are earned over the period of risk in a reasonable relationship to anticipated claims.

  Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred, but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. Changes in the estimated liability are reflected in income as the estimates are revised.

Foreign Currency Translation

Foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year end exchange rates. Unrealized foreign exchange losses on translation are generally reported in stockholders' equity, net of deferred income tax credit of $11 million, $33 million and $20 million at December 31, 1994, 1993 and 1992, respectively.

Accounting Changes

On January 1, 1994, Aon adopted Statement No. 115 which requires categorization of fixed maturities either as held to maturity, available for sale or trading and equity securities as available for sale or trading. Investments in fixed maturities and equity investments, that are categorized as available for sale, are carried at fair value, with unrealized gains and losses (net of applicable tax and adjustment to amortization of deferred policy acquisition costs) excluded from income and recorded directly as a separate component of stockholders' equity. Aon does not categorize any fixed maturities or equity securities as trading.

  The adoption of Statement No. 115 had no effect on Aon's accounting for equity securities. In accordance with Statement No. 115, prior period financial statements have not been restated to reflect the change in accounting principle.

  In addition, Aon adopted Statement No. 112, "Employers' Accounting for Postemployment Benefits" in 1994. Implementation of this Statement did not have a material effect on Aon's financial statements. Aon adopted Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (note 8) and Statement No. 109, "Accounting for Income Taxes" (note 5) in 1992.

  The Financial Accounting Standards Board has issued Statements No. 114 and 118 which relate to accounting by creditors for impairment of a loan. The Statements require that impaired loans are to be valued at the present value of expected future cash flows, at the loan's observable market price, or at the fair value of the collateral if the loan is collateral dependent. Aon anticipates adopting these Statements in its 1995 financial statements as required. Implementation of these Statements is not expected to have a material effect on Aon's financial statements.

2. Business Combinations

Pooling of Interests Method

In the fourth quarter of 1994, Aon issued 3,540,000 shares of common stock for the mergers with the insurance brokerage organizations of Jenner Fenton Slade Limited (JFS) and Energy Insurance International, Inc. (EII). In connection with these poolings, 325,000 shares are being held in escrow pending the resolution of contingencies.

  In addition, in 1994, 1993 and 1992, Aon issued 2,006,000 shares, 1,044,000 shares and 1,673,000 shares of common stock, respectively, for the mergers with certain other insurance brokerage organizations. In connection with several of the 1994 mergers, 255,000 shares are being held in escrow pending the resolution of contingencies. Aon's prior period financial statements have not been restated because the effect of the above mergers was not material.

Purchase Method

In November 1992, Aon acquired certain assets and assumed certain liabilities of Frank B. Hall and Co., Inc. (Hall) for approximately $500 million. This acquisition was financed with the issuance of 9 million shares of 8% preferred stock, 2,374,000 shares of 6.25% preferred stock, and cash. Based on the resolution in 1993 of certain issues related to the purchase of the assets of Hall, Hall returned 238,000 shares of 6.25% preferred stock to Aon, which were retired. In accordance with the purchase agreement, securities with a value of $125 million are being held in escrow. The escrowed securities will be released on a pre-determined schedule between 1997 and 2007. The statements of income include the operations of Hall since the transaction date.

  In 1992, Aon recorded special charges for employee reductions, which primarily included an early retirement program and the consolidation of certain brokerage offices as a result of the acquisition of the assets of Hall. The above charges aggregated $87 million before income taxes.

  In addition, during 1994, 1993 and 1992, subsidiaries of Aon acquired certain insurance brokerage and consulting services operations that were financed primarily by internal funds and the reissuance of common stock from treasury. Pursuant to a 1994 purchase agreement with one of the brokerage operations, over the next six years, Aon is contingently liable to issue up to 249,000 additional shares of common stock based on a formula relating to future earnings of that operation. The aggregate cost of these acquisitions was $22 million, $176 million and $153 million in 1994, 1993 and 1992, respectively. The proforma results of these operations, as if the acquisitions had occurred as of the beginning of the year, have an immaterial effect on Aon's consolidated revenues and net income.

3. Investments

The components of net investment income are as follows:

----------------------------------------------------------------------
(millions)          Years ended December 31      1994    1993     1992
----------------------------------------------------------------------
Fixed maturities                                 $555    $568     $574
Equity securities                                  76      55       51
Mortgage loans on real estate                      55      58       63
Short-term investments                             60      47       41
Other                                              36      33       27
----------------------------------------------------------------------
Gross investment income                           782     761      756
Investment expenses                                22      16       19
----------------------------------------------------------------------
Net investment income                            $760    $745     $737
======================================================================

Realized gains (losses) on investments are as follows:

---------------------------------------------------------------------
(millions)      Years ended December 31      1994      1993      1992
---------------------------------------------------------------------
Fixed maturities:
  Held to maturity                           $  4      $ 28      $ 18
  Available for sale                          (15)       --        --
Equity securities                              32        46        24
Mortgage loans on real estate                  14       (25)      (28)
Other                                         (29)      (22)      (10)
---------------------------------------------------------------------
Total before tax                                6        27         4
Less applicable tax                             2        10         1
---------------------------------------------------------------------
Total realized gains                         $  4      $ 17      $  3
=====================================================================

Gross gains of $68 million, and gross losses of $51 million, were realized on available for sale fixed maturities and equity securities sales during 1994. Gross gains of $11 million, and gross losses of $7 million, were realized on sales of held to maturity fixed maturities during 1994. Gross gains of $63 million and $48 million and gross losses of $35 million and $30 million were realized on fixed maturity sales during 1993 and 1992, respectively.

  The cumulative effect of the adoption of Statement No. 115 increased stockholders' equity by $148 million (net of adjustments to deferred policy acquisition costs of $14 million and deferred income taxes of $83 million) to reflect the net unrealized fixed maturities holding gains on securities previously carried at amortized cost; there was no effect on net income as a result of the adoption. During 1994, those holding gains decreased by $259 million (net of adjustments to deferred policy acquisition costs of $44 million and deferred income taxes of $100 million) to a net unrealized loss of $111 million.

  In connection with the adoption of Statement No. 115, Aon reclassified certain fixed maturity investments with an amortized cost of $1,984 million and fair value of $2,149 million from held to maturity to available for sale. Subsequent to January 1, 1994 there were no additional reclassifications between available for sale and held to maturity.

  The changes in net unrealized gains (losses) on fixed maturities and equity security investments are as follows:

---------------------------------------------------------------------
(millions)      Years ended December 31      1994      1993      1992
---------------------------------------------------------------------
Fixed maturities:
  Held to maturity                          $(351)     $ 81     $(109)
  Available for sale                         (403)       28        52
Equity securities                            (131)       31        16
---------------------------------------------------------------------
Total                                       $(885)     $140     $ (41)
=====================================================================

The amortized cost and fair value of investments in fixed maturities and equity securities are as follows:

----------------------------------------------------------------------------------------
                                                          Gross          Gross
                                       Amortized     Unrealized     Unrealized      Fair
(millions) As of December 31, 1994          Cost          Gains         Losses     Value
----------------------------------------------------------------------------------------
Held to maturity:
U.S. government and agencies              $    3            $--           $ --    $    3
States and political subdivisions              3             --             --         3
Corporate securities                       1,388             15             (97)   1,306
Mortgage-backed securities                 1,590              1            (153)   1,438
----------------------------------------------------------------------------------------
Total held to maturity                    $2,984            $16           $(250)  $2,750
========================================================================================

----------------------------------------------------------------------------------------
                                                          Gross          Gross
                                       Amortized     Unrealized     Unrealized      Fair
(millions) As of December 31, 1994          Cost          Gains         Losses     Value
----------------------------------------------------------------------------------------
Available for sale:
U.S. government and agencies              $  189          $  2           $  (4)   $  187
States and political subdivisions            393            17              (3)      407
Foreign governments                          608            13             (11)      610
Corporate securities                       1,581            37             (83)    1,535
Mortgage-backed securities                 1,478             3            (123)    1,358
Other fixed maturities                        69            --              (6)       63
----------------------------------------------------------------------------------------
Total fixed maturities                     4,318            72            (230)    4,160
Total equity securities                      989            50            (100)      939
----------------------------------------------------------------------------------------
Total available for sale                  $5,307          $122           $(330)   $5,099
========================================================================================

----------------------------------------------------------------------------------------
                                                          Gross          Gross
                                       Amortized     Unrealized     Unrealized      Fair
(millions) As of December 31, 1993          Cost          Gains         Losses     Value
----------------------------------------------------------------------------------------
Held to maturity:
U.S. government and agencies              $  142           $ 14          $ --     $  156
States and political subdivisions            368             43            --        411
Foreign governments                          423             59            --        482
Corporate securities                       2,000            155            (6)     2,149
Mortgage-backed securities                 2,088             33           (15)     2,106
----------------------------------------------------------------------------------------
Total held to maturity                    $5,021           $304          $(21)    $5,304
========================================================================================

----------------------------------------------------------------------------------------
                                                          Gross          Gross
                                       Amortized     Unrealized     Unrealized      Fair
(millions) As of December 31, 1993          Cost          Gains         Losses     Value
----------------------------------------------------------------------------------------
Available for sale:
U.S. government and agencies              $  140           $  6           $ --    $  146
States and political subdivisions             46              6             --        52
Foreign governments                          196             27             --       223
Corporate securities                         939             43             (4)      978
Mortgage-backed securities                   610              7             (6)      611
Other fixed maturities                       101              2             (1)      102
----------------------------------------------------------------------------------------
Total fixed maturities                     2,032             91            (11)    2,112
Total equity securities                      852             94            (13)      933
----------------------------------------------------------------------------------------
Total available for sale                  $2,884           $185           $(24)   $3,045
========================================================================================

Net unrealized investment losses at December 31, 1994 of $143 million are net of deferred income tax credit of $45 million and a $20 million after-tax deferred policy acquisition cost adjustment. Net unrealized investment gains at December 31, 1993 of $50 million are net of a deferred income tax charge of $31 million.

  The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

----------------------------------------------------------------------------------------
                                                                 Amortized          Fair
(millions)           As of December 31, 1994                          Cost         Value
----------------------------------------------------------------------------------------
Held to maturity:
Due in one year or less                                             $   14        $   14
Due after one year through five years                                  133           133
Due after five years through ten years                                 727           666
Due after ten years                                                    520           499
Mortgage-backed securities                                           1,590         1,438
----------------------------------------------------------------------------------------
Total held to maturity                                              $2,984        $2,750
========================================================================================


-----------------------------------------------------------------
                                             Amortized       Fair
(millions)      As of December 31, 1994           Cost      Value
-----------------------------------------------------------------
Available for sale:
Due in one year or less                         $  129     $  130
Due after one year through five years            1,012      1,015
Due after five years through ten years           1,159      1,140
Due after ten years                                540        517
Mortgage-backed securities                       1,478      1,358
-----------------------------------------------------------------
Total available for sale                        $4,318     $4,160
=================================================================

  Securities on deposit for regulatory authorities as required by law amounted to $296 million at December 31, 1994 and $253 million at December 31, 1993. As required by the by-laws of Lloyd's brokers, assets subject to floating charges for the benefit of insurance creditors amounted to $594 million and $403 million at December 31, 1994 and 1993, respectively. Aon maintains premium trust bank accounts for premiums collected from insureds but not yet remitted to insurance companies of $475 million and $398 million at December 31, 1994 and 1993, respectively.

  At December 31, 1994 and 1993, respectively, Aon had $118 million and $30 million of non-income producing investments.

4. Debt and Lease Commitments

Short-term Borrowings

The interest rates on these borrowings vary based on existing market conditions. The weighted average interest rates on these borrowings were 4.5% in 1994 and 3.4% in 1993 and 1992. Interest expense was $11 million, $7 million and $6 million in 1994, 1993 and 1992, respectively. Aon has credit agreements providing lines of credit for commercial paper. The unused portion of these lines of credit totaled $121 million at December 31, 1994.

Notes Payable

The following is a summary of notes payable:


---------------------------------------------------------------

(millions)      As of December 31                1994      1993
---------------------------------------------------------------
6.3% debt securities, due January 2004           $100      $ --
6.7% debt securities, due June 2003               150       150
6.875% debt securities, due October 1999          100       100
7.4% debt securities, due October 2002            100       100
7.5% debt securities, due February 1994            --       125
Notes payable, due in varying installments,
 with interest at 4% to 9%                         46        46
---------------------------------------------------------------
Total carrying value                             $496      $521
===============================================================

Interest is payable semiannually on all debt securities. In addition, the debt securities are not redeemable by Aon prior to maturity and contain no sinking fund provisions.

  Maturities of notes payable are $22 million in 1995, $9 million in 1996, 1997 and 1998 and $101 million in 1999.

  Interest expense was $35 million in 1994 and $36 million in 1993 and 1992. Total interest paid on debt for 1994, 1993 and 1992 was $44 million, $41 million and $40 million, respectively.

Guaranteed Debt

During 1989, Aon's employee stock ownership plan (ESOP) entered into loan agreements amounting to $90 million to purchase Aon common stock. The ESOP paid $13 million in 1994 and $12 million in 1993 and 1992, in loan principal and interest from contributions made by Aon to the ESOP as well as dividend proceeds of common stock held by the ESOP. The loans have an interest rate of 8.35% and serially mature through 1999. Interest expense incurred by the ESOP related to these loans amounted to $6 million in 1994 and $7 million in 1993 and 1992. The loans are unconditionally guaranteed by Aon and therefore the unpaid balance of the loans is reflected as debt in the accompanying statements of financial position. An equivalent amount, representing deferred compensation, is recorded as a deduction from stockholders' equity. Future contributions, as determined by Aon's Board of Directors, plus dividends earned on shares held by the ESOP will be used to service the loans.

Lease Commitments

Aon has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1994 are as follows:


---------------------------------------------------------------

(millions)                               Minimum Lease Payments
---------------------------------------------------------------
1995                                                       $ 95
1996                                                         88
1997                                                         79
1998                                                         71
1999                                                         65
Later years                                                 224
---------------------------------------------------------------
Total minimum payments required                            $622
===============================================================

Rental expenses for all operating leases for the years ended December 31, 1994, 1993 and 1992, amounted to $96 million, $104 million and $64 million, respectively.

5. Income Tax

Aon and its principal domestic subsidiaries are included in a consolidated life-nonlife federal income tax return. Aon's foreign subsidiaries file various income tax returns in their foreign jurisdictions. A reconciliation of the income tax provisions based on the statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:


---------------------------------------------------------------------
                Years ended December 31      1994      1993      1992
---------------------------------------------------------------------
Statutory tax rate                          35.0%     35.0%     34.0%
Tax-exempt investment income                (3.2)     (3.2)     (4.2)
Increase in deferred taxes due to enacted
  rate increase from 34% to 35%               --       1.1        --
State income taxes                           2.3       1.9       1.8
Other--net                                  (1.1)     (2.4)     (2.6)
---------------------------------------------------------------------
Effective tax rate                          33.0%     32.4%     29.0%
=====================================================================

The provision for income tax is made up of the following components:


---------------------------------------------------------------------
(millions)      Years ended December 31      1994      1993      1992
---------------------------------------------------------------------
Current:
  Federal                                    $ 96      $ 95      $ 64
  Foreign                                      64        38        48
  State                                        19        15         8
---------------------------------------------------------------------
Total current                                 179       148       120
---------------------------------------------------------------------
Deferred (credit):
  Federal                                       3        34         1
  Foreign                                      (7)      (28)      (37)
  State                                         3         1        --
---------------------------------------------------------------------
Total deferred                                 (1)        7       (36)
---------------------------------------------------------------------
Provision for income tax                     $178      $155      $ 84
=====================================================================

Significant components of Aon's deferred tax liabilities and assets are as follows:


---------------------------------------------------------------

(millions)      As of December 31                1994      1993
---------------------------------------------------------------
Deferred tax liabilities:
  Policy acquisition costs                       $291      $251
  Other--net                                      148       104
---------------------------------------------------------------
Total deferred tax liabilities                    439       355
---------------------------------------------------------------
Deferred tax assets:
  Insurance reserve amounts                       196       139
  Unrealized investment losses                     45        --
  Other--net                                       69        46
---------------------------------------------------------------
Total deferred tax assets                         310       185
---------------------------------------------------------------
Net deferred tax liabilities                     $129      $170
===============================================================

As of December 31, 1994, the deferred tax asset relating to unrealized investment losses is net of a $30 million valuation allowance that was provided directly in stockholders' equity in 1994.

  Prior to 1984, the life insurance companies were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were "capped" at December 31, 1983 and the balances will be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. As of December 31, 1994, the combined "policyholders' surplus account" of Aon's life insurance subsidiaries approximates $363 million. Aon's life insurance subsidiaries do not intend to make any taxable distributions or exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made. However, if such taxes were assessed, the amount of tax payable would be $127 million.

  The amount of income taxes paid for 1994, 1993 and 1992 was $167 million, $130 million and $105 million, respectively.

  Effective January 1, 1992, Aon changed its method of accounting for income taxes from the deferred method to the liability method required by Statement No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement No. 109 for periods prior to January 1, 1992 was to decrease 1992 net income by $40 million ($0.38 per share).

6. Reinsurance and Claim Reserves

Aon's insurance subsidiaries are involved in both the cession and assumption of reinsurance with other companies. Aon's reinsurance consists primarily of short-duration contracts that are entered into with numerous automobile dealerships and financial institutions. Aon's insurance subsidiaries would remain liable to the extent that the reinsuring companies are unable to meet their obligations. Ceded premiums earned were $415 million, $408 million and $414 million for 1994, 1993 and 1992, respectively, while ceded premiums written were $408 million and $420 million for 1994 and 1993, respectively. Assumed premiums earned were $213 million, $184 million and $228 million for 1994, 1993 and 1992, respectively, while assumed premiums written were $218 million and $176 million for 1994 and 1993, respectively. Benefits to policyholders are net of $247 million and $211 million in reinsurance recoveries during 1994 and 1993, respectively.

  Activity in the liability for policy contract claims is summarized as follows:


------------------------------------------------------------------
(millions) Years ended December 31       1994      1993      1992
------------------------------------------------------------------
Liabilities at beginning of year        $ 686     $ 669     $ 624
Incurred losses                           923       910       916
Deduct payment of claims:
  Current year claims                    (582)     (523)     (536)
  Prior years claims                     (346)     (370)     (335)
------------------------------------------------------------------
Liabilities at end of year
  (net of insurance recoverables:
  1994--$263, 1993--$235)               $ 681     $ 686     $ 669
==================================================================

7. Redeemable Preferred Stock and Stockholders' Equity

Redeemable Preferred Stock

In 1994, Aon issued 1,000,000 shares of Series C preferred stock to a former officer in exchange for 1,500,000 shares of Aon common stock. Dividends are cumulative at an annual rate of $2.55 per share. Dividends incurred were $2 million in 1994. The shares of Series C preferred stock will be redeemable at the option of Aon (by resolution of its Board of Directors) or the holders, in whole or in part, at $50.00 per share no sooner than February 9, 1999.

Common Stock

Aon recorded dividends to common stockholders of $129 million, $118 million and $112 million in 1994, 1993 and 1992, respectively. In addition, Aon repurchased 844,000, 16,000 and 395,000 shares, in 1994, 1993 and 1992, respectively, of its common stock, primarily to provide shares for stock compensation plans and the conversion of the Series B conversion preferred stock.

Series B Conversion Preferred Stock

In 1991, Aon issued 2,800,000 shares of $3.04 cumulative Series B conversion preferred stock (Series B preferred stock). Aon repurchased 1,210,000 shares and 151,000 shares of its outstanding stock for $58 million and $7 million in 1994 and 1993, respectively. These shares were cancelled and retired. Aon recorded dividends of $6 million, $8 million and $9 million in 1994, 1993 and 1992, respectively. At December 1, 1994, 1,439,000 shares were outstanding and each share of stock was automatically converted, pursuant to the stock's terms, into one and one half shares of common stock issued from treasury.

8% Cumulative Perpetual Preferred Stock

In 1992, Aon issued 9,000,000 shares of cumulative perpetual 8% preferred stock. Dividends are cumulative at the annual rate of $2.00 per share. Dividends incurred were $18 million in 1994 and 1993 and $3 million in 1992. At its option, Aon may redeem all or any part of the stock at any time on or after November 1, 1997 at a redemption price of $25.00 per share plus all accrued and unpaid dividends. The holders of the stock have limited voting rights.

6.25% Cumulative Convertible Exchangeable Preferred Stock

In 1992, Aon issued 2,374,000 shares of 6.25% cumulative convertible exchangeable preferred stock. At December 31, 1994, 2,136,000 shares are outstanding. Dividends are cumulative at the annual rate of $3.125 per share. Dividends incurred were $7 million in 1994 and 1993 and

$1 million in 1992. The stock is convertible at any time at the option of the holder into 1.22 shares of common stock for each share. The stock is exchangeable at Aon's option, in whole but not in part, on any dividend payment date commencing November 1, 1996 for 6.25% convertible subordinated debentures due November 1, 2022 at the rate of $50.00 principal amount of the debentures for each share. At its option, Aon may redeem all or any part of the stock, unless previously converted or exchanged, on or after November 1, 1996 at prices ranging from $51.875 per share in 1996 declining to $50.00 per share in 2002 and thereafter, plus accrued and unpaid dividends. The holders of the stock have limited voting rights.

Statutory Capital and Surplus

Generally, the capital and surplus of Aon's insurance subsidiaries available for transfer to the parent company are limited to the amounts that the insurance subsidiaries' statutory capital and surplus exceed minimum statutory capital requirements; however, payments of the amounts as dividends may be subject to approval by regulatory authorities. See note 5 for possible tax effects of distributions made out of untaxed earnings. Net income of Aon's insurance subsidiaries, as determined using statutory accounting practices, amounted to $272 million, $255 million and $187 million for the life insurance companies and $34 million, $62 million and $42 million for the property and casualty companies for the years ended December 31, 1994, 1993 and 1992, respectively. Statutory stockholders' equity of Aon's direct life insurance subsidiaries amounted to $714 million and $561 million at December 31, 1994 and 1993, respectively. Statutory stockholders' equity of property and casualty insurance companies amounted to $284 million and $251 million at December 31, 1994 and 1993, respectively.

8. Employee Benefits

Savings and Profit Sharing Plans

Certain of Aon's subsidiaries maintain a contributory savings plan for the benefit of United States salaried and commissioned employees and a contributory profit sharing plan for the benefit of Canadian salaried employees and commissioned agents. The company contribution for the savings plan is based on a match of 100% of employee contributions up to a maximum of 3% of eligible compensation. Provisions made for these plans were $14 million in 1994 and 1993 and $11 million in 1992.

  During 1993, the Hall savings and investment plan, the Booke & Company salary deferral thrift plan and the K&K Insurance Agency, Inc. 401(k) profit sharing trust were merged into the Aon savings plan.

Employee Stock Ownership Plan

Certain of Aon's subsidiaries maintain a leveraged ESOP for the benefit of the United States salaried and certain commissioned employees. Shares are allocated to eligible employees over a period of ten years through 1998. Contributions to the ESOP and charged to income amounted to $10 million in 1994 and $9 million in 1993 and 1992.

Domestic Pension Plan

Certain of Aon's subsidiaries maintain a non-contributory defined benefit pension plan providing retirement benefits for salaried employees and certain commissioned employees in the United States based on years of service and salary. Aon's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as Aon determines to be appropriate from time to time. A summary of the components of net periodic pension cost for the defined benefit plans in 1994, 1993 and 1992 is as follows:

------------------------------------------------------------------------------
(millions)      Years ended December 31       1994          1993          1992
------------------------------------------------------------------------------
Defined benefit plan:
  Service cost-benefits earned               $  21         $  19         $  10
  Interest cost on projected
    benefit obligation                          17            16            13
  Actual return on plan assets                  (3)          (27)          (22)
  Net amortization and deferral                (18)            6             3
------------------------------------------------------------------------------
Net periodic pension cost                    $  17         $  14         $   4
==============================================================================

The weighted average assumptions used in accounting for the defined benefit plan were:

------------------------------------------------------------------------------
           Years ended December 31            1994          1993          1992
------------------------------------------------------------------------------
Assumed discount rate                         8.5%          7.0%          8.0%
Rate of compensation increase                 5.0%          5.0%          6.0%
Expected long-term rate of return
  on plan assets                              9.0%          9.0%          9.0%
==============================================================================

In December 1992, as part of an employee reduction program, Aon established a limited time early retirement incentive program that provided benefits through the defined benefit plan. The additional cost of termination benefits applicable for 1992 resulting from the program was $13 million.

  During 1993, the assets and liabilities of the Pension Plan for the Employees of Booke & Company were merged with the Aon Pension Plan as a result of the merger of Booke & Company with an Aon subsidiary. Also, the Aon Pension Plan was amended in 1993 to include certain additional amounts of compensation in determining plan benefits and in 1994 to reduce the maximum amount of compensation that can be considered under the plan as required by law. Further the Pension Plan was amended in 1994 to provide increases in benefits to current pensioners. Net periodic pension cost for 1994 decreased $2 million and increased $2 million in 1993 as a result of these amendments.

  The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position for Aon's U.S. defined benefit pension plan.

------------------------------------------------------------------------------
(millions)                As of December 31               1994            1993
------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                               $183            $190
  Accumulated benefit obligation                           189             197
  Projected benefit obligation                             228             251
------------------------------------------------------------------------------
Plan assets at fair value                                  228             239
------------------------------------------------------------------------------
Plan assets in less than projected benefit obligations      --             (12)
  Unrecognized net loss (gain)                             (14)             17
  Unrecognized prior service cost                            2               3
  Unrecognized net transition asset                         (3)             (5)
------------------------------------------------------------------------------
Prepaid pension cost included in other
  assets (liabilities)                                    $(15)           $  3
==============================================================================

Plan assets include marketable equity securities, deposit administration insurance contracts, and corporate and government debt securities. Included are securities issued by Aon totaling $18 million in 1994 and 1993. In addition, $143 million of plan assets are held under a special contract with a subsidiary of Aon in 1994.

Foreign Pension Plans

Certain of Aon's foreign subsidiaries maintain contributory and non-contributory defined benefit pension plans for employees outside of the United States that provide retirement benefits based on service and salary. Material plans are maintained in the United Kingdom and The Netherlands. The funding policy for these plans is to contribute the amounts required by the plan provisions or applicable regulations, although additional amounts may be contributed from time to time. A summary of the components of net periodic pension cost for the material defined benefit plans in 1994 and 1993, grouped by country, is as follows:

------------------------------------------------------------------------------
                                                     United
(millions)      Year Ended December 31, 1994        Kingdom        Netherlands
------------------------------------------------------------------------------
Defined benefit plans
  Service cost-benefits earned                         $  8                $ 2
  Interest cost on projected
    benefit obligation                                   10                  8
  Actual return on plan assets                            6                 (9)
  Net amortization and deferral                         (20)                 1
------------------------------------------------------------------------------
Net periodic pension cost                              $  4                $ 2
==============================================================================

------------------------------------------------------------------------------
                                                     United
(millions)      Year Ended December 31, 1993        Kingdom        Netherlands
------------------------------------------------------------------------------
Defined benefit plans
  Service cost-benefits earned                          $ 8                 $2
  Interest cost on projected
    benefit obligation                                    8                  7
  Actual return on plan assets                          (11)               (10)
------------------------------------------------------------------------------
Net periodic pension cost                              $  5               $ (1)
==============================================================================

The weighted average assumptions used in accounting for these defined benefit plans were:

------------------------------------------------------------------------------
                                                     United
           Year Ended December 31, 1994             Kingdom        Netherlands
------------------------------------------------------------------------------
Assumed discount rate                                   9.0%              7.0%
Rate of compensation increase                           7.0%              4.0%
Expected long-term rate of return
  on plan assets                                       10.0%              7.0%
=============================================================================

------------------------------------------------------------------------------
                                                     United
           Year Ended December 31, 1993             Kingdom        Netherlands
------------------------------------------------------------------------------
Assumed discount rate                                  7.3%               7.0%
Rate of compensation increase                          5.0%               4.0%
Expected long-term rate of return
  on plan assets                                      10.0%               7.0%
=============================================================================

The following table sets forth the funded status and the amounts recognized in the 1994 and 1993 consolidated statements of financial position for Aon's foreign defined benefit pension plans.

------------------------------------------------------------------------------
                                                     United
(millions)      Year Ended December 31, 1994        Kingdom        Netherlands
------------------------------------------------------------------------------
Projected benefit obligations                          $172               $123
------------------------------------------------------------------------------
Plan assets at fair value                               179                146
------------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligations                                     7                 23
Unrecognized net loss                                    14                 18
Unrecognized prior service cost                           1                 --
Unrecognized net transition obligation                    1                 --
Adjustment to recognize minimum liability                (4)                --
------------------------------------------------------------------------------
Prepaid pension cost included in other assets           $19                $41
==============================================================================

------------------------------------------------------------------------------
                                                     United
(millions)      Year Ended December 31, 1993        Kingdom        Netherlands
------------------------------------------------------------------------------
Projected benefit obligations                          $133               $117
------------------------------------------------------------------------------
Plan assets at fair value                               137                128
------------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligations                                     4                 11
Unrecognized net loss                                     8                 25
Unrecognized net transition obligation                    1                 --
------------------------------------------------------------------------------
Prepaid pension cost included in other assets          $ 13               $ 36
==============================================================================

In 1992, the only significant foreign pension plans were the European brokerage plans. Aon recorded a net periodic pension credit for 1992 of approximately $1 million. These plans used an assumed discount rate of 8%, a rate of compensation increase of 6%, and an expected long-term rate of return on plan assets of 8%.

Postretirement Benefits Other Than Pensions

Aon sponsors defined benefit postretirement health and welfare plans that cover both salaried and nonsalaried employees in the U.S., as well as certain other salaried employees in Canada. In the U.S., one plan provides medical benefits, prior to and subsequent to Medicare eligibility, and the other provides life insurance benefits. In Canada, the plans provide both extended health care benefits and life insurance benefits. The postretirement health care plans are contributory, with retiree contributions adjusted annually; the life insurance plans are noncontributory. All plans are funded on a pay-as-you go basis.

  In 1993, the accounting for the U.S. health care plan reflected changes in the future cost-sharing provisions of the plan. These changes limited the employer's liability for future plan cost increases in any year to 5% per annum. In prior years, Aon anticipated that the retiree's share of future cost would increase at the same rate as the employer's share.

  In 1992, Aon adopted Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Aon recorded a cumulative effect change for adopting Statement No. 106 in the amount of $40 million ($0.38 per share), which is net of income taxes of $20 million, in the 1992 statement of income. The recorded amount represented the cumulative postretirement benefit obligation for periods prior to January 1, 1992.

  The following table sets forth the plans' combined funded status:

--------------------------------------------------------------------------------
(millions)      As of December 31, 1994                 Medical             Life
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                  $16              $ 6
  Fully eligible active plan participants                     7                4
  Other active plan participants                              8                2
--------------------------------------------------------------------------------
                                                             31               12
Unrecognized prior service                                   26                8
Unrecognized net gain                                        22                6
--------------------------------------------------------------------------------
Accrued postretirement benefit cost                         $79              $26
================================================================================

--------------------------------------------------------------------------------
(millions)      As of December 31, 1993                 Medical             Life
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                  $21              $ 8
  Fully eligible active plan participants                     8                4
  Other active plan participants                             13                3
--------------------------------------------------------------------------------
                                                             42               15
Unrecognized prior service                                   31                9
Unrecognized net gain                                         9                3
--------------------------------------------------------------------------------
Accrued postretirement benefit cost                         $82              $27
================================================================================

Net periodic postretirement benefit cost includes the following components:

--------------------------------------------------------------------------------
(millions)      As of December 31,              1994          1993          1992
--------------------------------------------------------------------------------
Service cost                                     $ 1           $ 3           $ 3
Interest cost                                      4             5             6
Amortization of prior service                     (6)           (5)           --
--------------------------------------------------------------------------------
Net periodic postretirement
  benefit cost (credit)                          $(1)          $ 3           $ 9
================================================================================

For measurement purposes in 1994 and 1993, an 11.5% and 12.5%, respectively, annual rate of increase in the per capita cost of covered health care benefits (trend rate) adjusted for actual current year cost experience was assumed, decreasing gradually to 7% in year 2000 and remaining the same thereafter. However, with the employer funding increase cap limited to 5% per year, net employer trend rates are effectively limited to 5% per year in the future. For measurement purposes in 1992, a 14.5% trend rate was assumed, decreasing gradually to 7% in year 2000 and remaining the same thereafter.

  Increasing the assumed health care cost trend rates by one percentage point would result in a negligible change in the accumulated postretirement benefit obligation (APBO) as of December 31, 1994 because of the 5% cap on future employer funding increases for domestic medical plans.

  The weighted-average discount rate used in determining the APBO was 8.5%, 7.0% and 8.0% at December 31, 1994, 1993 and 1992, respectively. The weighted-average rate of compensation increase used in determining the APBO for the postretirement life insurance plan was 5.0%, 5.5% and 6.0% at December 31, 1994, 1993 and 1992, respectively.

9. Stock Compensation Plans

Stock Award Plan

In 1994, Aon's stockholders approved an amendment to the Aon Stock Award Plan that increases the aggregate number of shares of common stock that Aon can award from 1,350,000 to 3,350,000 shares. Generally, the award plan requires the employees to complete three continuous years of service before the award begins to vest in increments until the completion of a ten year period of continuous employment. All awarded shares are issued as they become vested. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested awards. During 1994, 1993 and 1992, Aon awarded 801,000, 539,000 and 401,000 shares, respectively. At December 31, 1994, 1993 and 1992, 587,000, 372,000 and 265,000 shares awarded under the Stock Award Plan have vested and been issued. The compensation cost associated with each award is deferred and amortized over the period of continuous employment using the straight line method. Aon awarded shares aggregating a net deferred compensation cost of $18 million in 1994 and 1993 and $11 million in 1993, that was included as an increase in paid-in additional capital with an equal amount deducted from stockholders' equity (deferred compensation). Amortization of deferred compensation cost totaled $6 million, $4 million and $6 million in 1994, 1993 and 1992, respectively.

Stock Option Plan

Under a nonqualified stock option plan, options to purchase common stock were granted to certain officers and employees of Aon and its subsidiaries at 100% of market value on the date of grant. Common stock options outstanding consisted of the following:

--------------------------------------------------------------------------------
As of December 31                        1994                       1993
--------------------------------------------------------------------------------
                                 No. of        Price         No. of        Price
(shares in thousands)            Shares        Range         Shares        Range
--------------------------------------------------------------------------------
Options outstanding
  at beginning of year            2,699       $14-36          2,745       $14-29
  Granted                         1,134        31-36            503        34-36
  Exercised                        (353)       14-26           (486)       14-25
  Canceled                         (134)       14-36            (63)       14-36
--------------------------------------------------------------------------------
Options outstanding
  at end of year                  3,346       $14-36          2,699       $14-36
--------------------------------------------------------------------------------
Options exercisable
  at end of year                    648       $14-32            591       $14-32
--------------------------------------------------------------------------------
Shares available for
  grant at end of year            2,180                       3,182
================================================================================

10. Financial Instruments

Derivative Financial Instruments

Aon uses interest rate derivative contracts to manage the interest rate and asset and liability duration risks on certain life and annuity and premium finance businesses. Aon does not engage in trading of derivatives. In addition, Aon purchased interest rate caps to limit interest expense on short-term borrowings. Exchange-traded interest rate futures and options are used primarily as a hedge against the value of Aon's available for sale fixed maturity and equity investments. As of December 31, 1994, Aon was selling futures as well as writing call options and limiting its risk on these written options to a spread by purchasing call options. Exchange traded futures and options are valued and settled daily. The premium that Aon pays for purchased options and receives for written options represents the cost basis of the option until it expires or is closed.

  Interest rate swap agreements are used primarily to manage asset and liability durations relating to capital accumulation life and annuity business. As of December 31, 1994, Aon was paying fixed rates and receiving variable rates on interest rate swap contracts with the effect of lengthening liability durations. The net effect of interest rate swap payments is settled periodically and reported in income. There is no settlement of underlying notional amounts. Aon also used interest rate options and swaps to hedge against interest rate movements until certain anticipated debt was issued.

  Aon performs frequent analysis to measure the degree of correlation associated with its derivative programs. Aon assesses the adequacy of the correlation analysis results in determining whether the derivatives qualify for hedge accounting. Realized gains and losses on derivatives that qualify as hedges are deferred and reported as an adjustment of the cost basis of the hedged item. Deferred gains and losses are amortized into income over the life of the hedged item. Outstanding derivatives that are hedges of items carried at fair value are reflected in the financial statements with the derivative fair value reported as unrealized gains and losses directly in stockholders' equity.

  Aon uses foreign currency futures, options, and forward contracts to hedge against the effects of foreign currency fluctuations on the translation of the financial statements of Aon's foreign operations. Generally, realized and unrealized gains and losses on those derivatives are recorded directly to stockholders' equity, as a separate component of net unrealized foreign exchange gains and losses.

  Certain of Aon's foreign brokerage subsidiaries receive revenues in currencies that differ from the currency in which their operating costs are denominated. To reduce the variability of cash flows from these operations, foreign forward exchange contracts having settlement dates that are primarily less than one year are used. Related gains or losses on these contracts are reflected as an adjustment to the expense component on the statement of income when the currencies are exchanged to settle expense commitments. Contracts entered into require no up-front premium and settle at the expiration of the related contract.

  The following are the notional amounts of Aon's outstanding derivatives grouped by the types of risks being managed:

--------------------------------------------------------------------------------
(millions)      As of December 31                    1994                   1993
--------------------------------------------------------------------------------
Interest rate and asset/liability
  duration management
  Futures sold                                      $  916                  $203
  Call options                                       1,089                   168
  Interest rate swaps--pay fixed                       750                    --
  Interest rate swaps--receive fixed                    10                   450
Interest rate management for
  anticipated transactions
  Futures sold                                          --                    53
  Interest rate caps                                    58                    --
  Interest rate floors                                  --                    52
  Interest rate swaps--pay fixed                        41                    74
Foreign currency management--forwards                   37                    79
================================================================================

  During 1994, Aon amortized $3 million of deferred gains relating to derivatives into income. Deferred losses related to anticipated transactions were immaterial at December 31, 1994.

  The interest rates on Aon's principal outstanding swaps at December 31 are presented below.

-------------------------------------------------------------------------------
                            Pay         Receive        Receive              Pay
                          Fixed        Variable          Fixed         Variable
-------------------------------------------------------------------------------
1994                   7.7-8.3%             7.8%          7.9%             6.5%
1993                   3.9-4.9%             3.3%      6.0-6.3%         3.4-3.5%
===============================================================================

As of December 31, 1994, the principal swaps have maturities ranging from October 1998 to October 2000 and variable rates based on the five-year treasury rate. As of December 31, 1993, Aon paid variable rates based on the three and six month LIBOR index. Other outstanding derivative contracts generally have lives that are 90 days or less.

Aon is exposed to credit risk of derivative contracts in the event of nonperformance by the counterparties to the financial instruments. The credit risk is generally limited to the fair value of those contracts that are favorable to Aon. Aon has limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions and by using exchange-traded instruments. At December 31, 1994 and 1993, Aon placed securities in escrow amounting to $21 million and $8 million, respectively, relating to these derivative contracts.

Other Financial Instruments

Aon has certain investment commitments to provide capital and fixed-rate loans as well as certain forward contract purchase commitments. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 1994 and 1993 totalled $134 million and $481 million, respectively.

  Subsidiaries of Aon have entered into agreements with financial institutions, whereby the subsidiaries sold certain receivables, with limited recourse. Agreements provide for sales of receivables on a continuing basis through November 1995. As of December 31, 1994 and 1993, the maximum commitment contained in these agreements was $525 million and $400 million, respectively. Accounts receivable sold in 1994, 1993 and 1992, amounted to $1,095 million, $879 million and $671 million, respectively. Outstanding receivables of $512 million and $401 million, remained to be collected at December 31, 1994 and 1993, respectively. Aon's credit risk relates to amounts that may be due under recourse provisions that could exceed recorded estimates. At December 31, 1994 and 1993, this exposure was approximately $34 million and $41 million, respectively.

Fair Value of Financial Instruments

Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass the majority of policy liabilities, various other non-financial instruments, or other intangible items related to Aon's business. Accordingly, care should be exercised in deriving conclusions about Aon's business or financial condition based on the fair value disclosures. The carrying value and fair value of certain of Aon's financial instruments are as follows:


---------------------------------------------------------------------------------
As of December 31                           1994                     1993
---------------------------------------------------------------------------------
                                     Carrying       Fair      Carrying       Fair
(millions)                              Value      Value         Value      Value
---------------------------------------------------------------------------------
Assets:
  Fixed maturities and
   equity securities (note 3)          $8,083     $7,849        $7,986     $8,349
  Mortgage loans on real estate           568        577           557        640
  Policy loans                            215        212           207        204
  Cash, short-term investments,
   and receivables                      3,945      3,945         3,197      3,197
  Derivatives                              --         --            --          4
Liabilities:
  Investment type
   insurance contracts                 $3,830     $3,745        $3,721     $3,736
  Short-term borrowings,
   premium payables and
   commissions and
   general expenses                     3,179      3,179         2,617      2,617
  Notes payable                           496        453           521        537
  Derivatives                               8         12             3          1
=================================================================================

11. Litigation

Aon and its subsidiaries are subject to numerous claims and lawsuits that arise in the ordinary course of business. In some of these cases, the remedies that may be sought or damages claimed are substantial, including cases which seek punitive or extraordinary damages. Accruals for these lawsuits have been provided to the extent that losses are deemed probable and are estimable. Although the ultimate outcome of these suits cannot be ascertained and liabilities in indeterminate amounts may be imposed on Aon or its subsidiaries, on the basis of present information, availability of insurance coverages, and advice received from counsel, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of Aon.

12. Segment Information

The segment information located on pages 29 and 31 is incorporated herein by reference.

Aon Corporation  |  Reports by Independent Auditors
                 |  and Management

Report of Ernst & Young LLP, Independent Auditors
Board of Directors and Stockholders
Aon Corporation

We have audited the accompanying consolidated statements of financial position of Aon Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Corporation at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in notes 3, 5 and 8, the Company changed its method of accounting for certain investments in 1994 and income taxes and postretirement benefits other than pensions in 1992.

/s/ Ernst & Young LLP

Chicago, Illinois
February 9, 1995

Report by Management

The management of Aon Corporation is responsible for the financial statements and other financial information in the annual report and for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles. These statements include informed estimates and judgments for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. Financial information elsewhere in this report is consistent with that in the financial statements. The consolidated financial statements have been audited by our independent auditors. Their role is to render an independent professional opinion on Aon's financial statements.

  Management maintains a system of internal control designed to meet its responsibilities for reliable financial statements. The system is designed to provide reasonable assurance, at appropriate costs, that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative costs and expected benefits of those controls. It is management's opinion that its system of internal control, as of December 31, 1994, was effective in providing reasonable assurance that its financial statements were free of material misstatement. In addition, management supports and maintains a professional staff of internal auditors who coordinate audit coverage with the independent auditors and conduct an extensive program of financial and operational audits.

  The Board of Directors selects an Audit Committee from among its members. No member of the Audit Committee is an employee of Aon. The Audit Committee is responsible to the Board for reviewing the accounting and auditing procedures and financial practices of Aon and for recommending appointment of the independent auditors. The Audit Committee meets periodically with management, internal auditors and independent auditors to review the work of each and satisfy itself that they are properly discharging their responsibilities. Both the independent auditors and the internal auditors have free access to the Committee, without the presence of management, to discuss the adequacy of internal control and to review the quality of financial reporting.

Aon Corporation  |  Selected Financial Data
                 |


(millions except common stock and per share data)*           1994          1993          1992            1991            1990
-----------------------------------------------------------------------------------------------------------------------------
Income Statement Data
  Premiums and policy fees                                $ 1,934       $ 1,823       $ 1,826         $ 1,734         $ 1,559
  Net investment income                                       760           745           737             713             661
  Realized investment gains                                     6            27             4               5               5
  Brokerage commissions and fees                            1,369         1,173           697             375             355
  Other income                                                 88            77            72             104              46
                                                          -------------------------------------------------------------------
    Total revenue earned                                  $ 4,157       $ 3,845       $ 3,336         $ 2,931         $ 2,626
=============================================================================================================================
Income before cumulative effect
  of changes in accounting principles                     $   360       $   324       $   206         $   242         $   239
    Per share                                                3.14          2.81          1.93            2.47            2.41
Net income                                                    360           324           127             242             239
    Per share                                                3.14          2.81          1.17            2.47            2.41
Operating income**                                            356           312           265             239             235
    Per share                                                3.10          2.70          2.49            2.44            2.37
=============================================================================================================================
Balance Sheet Data
Assets
  Investments                                             $ 9,783       $ 9,652       $ 9,088         $ 8,360         $ 7,704
  Other                                                     8,139         6,627         5,202           3,273           2,728
                                                          -------------------------------------------------------------------
    Total assets                                          $17,922       $16,279       $14,290         $11,633         $10,432
=============================================================================================================================
Liabilities and Stockholders' Equity
  Policy liabilities                                      $ 9,310       $ 8,776       $ 7,759         $ 7,342         $ 6,832
  Notes payable                                               561           594           556             501             517
  General liabilities                                       5,744         4,621         3,871           2,015           1,625
                                                          -------------------------------------------------------------------
    Total liabilities                                      15,615        13,991        12,186           9,858           8,974
  Redeemable preferred stock                                   50            --            --              --              --
  Stockholders' equity                                      2,257         2,288         2,104           1,775           1,458
                                                          ===================================================================
    Total liabilities and stockholders' equity            $17,922       $16,279       $14,290         $11,633         $10,432
=============================================================================================================================
Common Stock Data
  Dividends paid per share                                $  1.26       $  1.18       $  1.11         $  1.05         $  0.99
  Stockholders' equity per share                            18.30         18.95         17.48           17.39           14.93
  Price range                                       35 3/4-29 1/4     39-30 7/8     36-26 1/8   27 7/8-19 7/8   28 3/8-17 7/8
  Market price at year-end                                 32.000        32.250        36.000          26.375          23.125
  Common stockholders                                      14,163        14,615        14,746          15,168          15,774
  Shares outstanding                                  107,696,000   101,554,000    99,985,000      97,908,000      97,664,000
=============================================================================================================================

 *Per share and shares outstanding data have been restated to reflect the three-
  for-two stock split.
**Operating income excludes after-tax realized investment gains, a retroactive tax charge in 1993 of $5.4 million, the 1992 cumulative effect of changes in accounting principles of $79.6 million and 1992 special charges of $61.4 million.

                                      --

Aon Corporation  |  Quarterly Financial Data
                 |


(millions except common stock and
  per share data)*                               1Q                2Q                3Q                4Q              1994
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
  Premiums and policy fees           $        466.9    $        482.9    $        480.9    $        503.0    $      1,933.7
  Net investment income                       185.5             184.7             190.6             198.7             759.5
  Realized investment gains                     1.7               1.7               1.8               0.6               5.8
  Brokerage commissions and fees              342.2             336.1             336.7             354.6           1,369.6
  Other income                                 23.3              21.0              20.5              23.5              88.3
                                     --------------------------------------------------------------------------------------
    Total revenue earned             $      1,019.6    $      1,026.4    $      1,030.5    $      1,080.4    $      4,156.9
                                     --------------------------------------------------------------------------------------
Net income                           $         99.1    $         88.2    $         86.7    $         86.0    $        360.0
  Per share                                    0.88              0.77              0.76              0.74              3.14
Operating income**                             98.0              87.1              85.6              85.6             356.3
  Per share                                    0.87              0.76              0.75              0.73              3.10
===========================================================================================================================
COMMON STOCK DATA
  Dividends paid per share           $         0.30    $         0.32    $         0.32    $         0.32    $         1.26
  Stockholders' equity per share              18.88             18.73             18.75             18.30             18.30
  Price range                                 35-30         32 3/8-32     35 3/4-32 3/8         34-29 1/4     35 3/4-29 1/4
  Average dividend yield                        3.7%              4.0%              3.8%              4.0%              3.9%
  Shares outstanding                    101,095,000       101,803,000       102,131,000       107,696,000       107,696,000
  Average monthly trading volume          1,553,000         1,110,000         1,461,000         1,938,000         1,515,000
===========================================================================================================================

(millions except common stock and
  per share data)*                               1Q                2Q                3Q                4Q              1993
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
  Premiums and policy fees           $        442.9    $        457.4    $        454.6    $        468.1    $      1,823.0
  Net investment income                       190.1             186.7             184.2             184.2             745.2
  Realized investment gains                     2.0               1.4              14.6               8.6              26.6
  Brokerage commissions and fees              296.7             298.0             281.6             296.9           1,173.2
  Other income                                 18.6              19.5              19.2              19.5              76.8
                                     --------------------------------------------------------------------------------------
    Total revenue earned             $        950.3    $        963.0    $        954.2    $        977.3    $      3,844.8
                                     --------------------------------------------------------------------------------------
Net income                           $         89.0    $         79.1    $         77.8    $         77.9    $        323.8
  Per share                                    0.79              0.69              0.67              0.67              2.81
Operating income**                             87.6              78.2              73.1              73.3             312.2
  Per share                                    0.77              0.68              0.62              0.63              2.70
===========================================================================================================================
COMMON STOCK DATA
  Dividends paid per share           $         0.28    $         0.30    $         0.30    $         0.30    $         1.18
  Stockholders' equity per share              18.05             18.40             18.69             18.95             18.95
  Price range                         37 5/8-33 3/8     37 7/8-33 1/2         39-35 1/4     37 3/8-30 7/8         39-30 7/8
   Average dividend yield                       3.2%              3.4%              3.2%              3.5%              3.4%
  Shares outstanding                    100,136,000       101,333,000       101,417,000       101,554,000       101,554,000
  Average monthly trading volume          2,064,000         1,717,000         1,469,000         2,514,000         1,941,000
===========================================================================================================================

**Per share and outstanding data have been restated to reflect the three-for-two stock split.

**Operating income excludes after-tax realized investment gains of $3.7 million and $17 million in 1994 and 1993, respectively, and a retroactive tax charge in 1993 of $5.4 million.

                                      --

                               GRAPHICS APPENDIX
                       DESCRIPTION OF GRAPHS IN THE 1994
                         Aon CORPORATION ANNUAL REPORT


PAGE 16

RHH retail and RHH consulting, pie chart representing 48.4% and 0.9%, respectively, of the total 1994 commercial operations revenue.

PAGE 17

ASG retail and ASG consulting, pie chart representing 7.8% and 3.1%, respectively, of the total 1994 commercial operations revenue.

PAGE 18

ARS reinsurance and wholesale, pie chart representing 18.2% of the total 1994 commercial operations revenue.

PAGE 19

NL reinsurance and wholesale, pie chart representing 7.9% of the total 1994 commercial operations revenue.

Godwins International consulting, pie chart representing 11.6% of the total 1994 commercial operations revenue.

PAGE 22

CICA direct sales life and direct sales accident and health, pie chart representing 5.1% and 33.1%, respectively, of the total 1994 consumer operations revenue.

Ryan Group auto credit life and auto credit accident and health, pie chart representing 2.7% and 4.3%, respectively, of the total 1994 consumer operations revenue.

PAGE 23

Union Fidelity Life direct response life, direct response accident and health, and financial institution life and accident and health, pie chart representing 2.2%, 12.3% and 1.6%, respectively, of the total 1994 consumer operations revenue.

Life of Virginia capital accumulation life and traditional life, pie chart representing 20.7% and 4.1%, respectively, of the total 1994 consumer operations revenue.

VSC/London General Insurance extended warranty and specialty liability, pie chart representing 9.2% and 3.2%, respectively, of the total 1994 consumer operations revenue.

PAGE 25

Investments fixed maturities, equity securities, mortgage loans and real estate, short-term, and other, pie chart representing 73.0%, 9.6%, 6.2%, 8.0% and 3.2%, respectively of the total 1994 invested assets.