Form 10-K405, Exhibit 13
period 1995-12-31
AON CORP
filed 1996-04-01
CIK 315293

Aon Corporation's Operating Companies

Aon Corporation is a family of insurance brokerage, consulting and consumer insurance companies serving clients and policyholders through global distribution networks owned by Aon subsidiary companies. Aon's talented professionals provide innovative risk management, insurance services and consulting solutions for commercial and industrial enterprises, financial institutions, insurance organizations, municipalities and individuals. In 1995, Aon Corporation reported $3.5 billion in total revenues, an increase of 14 percent over 1994. Earnings from continuing operations rose 13 percent to $304 million in 1995.


Brokerage and Consulting Companies

In early 1996, Aon's brokerage and consulting operation changed its name from Rollins Hudig Hall Group to Aon GROUP. As the second-largest and fastest-growing international brokerage and consulting organization, Aon Group offers commercial insurance brokerage, reinsurance and wholesale brokerage, alternative risk solutions, risk management, employee benefit and human resources consulting, and managing general underwriting services. Aon Group has 14,000 employees in more than 350 offices around the world. In 1995, Aon Group revenue increased to $1.7 billion for a 20 percent gain over 1994.

                               Aon RISK SERVICES

                              Aon SPECIALTY GROUP

                                Aon RE WORLDWIDE

                            Aon CONSULTING WORLDWIDE


Insurance Underwriting Companies

Aon's insurance businesses serve consumers in North America, Europe, Latin America and the Pacific by providing a variety of insurance products, including accident and health coverage, traditional life insurance, extended warranties and credit insurance. The career sales forces of Aon's subsidiaries market insurance products through global distribution networks that are directly owned by the company, to efficiently respond to policyholders' needs for quality products. In 1995, revenue from insurance underwriting operations totaled $1.6 billion, an increase of 9 percent over 1994.

                               COMBINED INSURANCE

                                   RYAN GROUP

                               Aon WARRANTY GROUP

                        VIRGINIA SURETY / LONDON GENERAL
                       ---------------------------------
                       LIFE OF VIRGINIA / UNION FIDELITY


                            (Inside Cover - Page 1)
                      Aon Corporation Annual Report 1995

Photographs located in the top third of the page from left to right illustrating a football player, scenes of London, a global view of the earth, an airplane, and the Great Wall of China.

Aon Group is a leading provider of insurance solutions for niche markets, including sporting events, entertainment, aviation, construction, environmental, marine, energy, fine arts, directors and officers liability, media, financial institutions and municipalities.

Aon Group offers clients access to the London and other international specialty markets.

Since 1987, Aon Re Worldwide has grown from approximately $20 million in revenues to $190 million in 1995.

Aon Consulting instituted Playing to Win(R) culture change programs in 1995 for a major international airline and for other multinational corporations.

Aon expanded in Asia with the creation of Aon/China in Beijing and the acquisition of the remaining interest in its joint venture Asian brokerage and consulting network.


GROWTH IN Aon's BROKERAGE AND CONSULTING REVENUE

Since 1991, the compound average growth rate of Aon's global brokerage and consulting revenue exceeds 40%.

Aon brokerage and consulting revenue, bar graph (lower left corner) representing $400 million, $727 million, $1,215 million, $1,422 million and $1,701 million in revenue for the years ended 1991, 1992, 1993, 1994 and 1995, respectively.


Aon RISK SERVICES

Aon Risk Services is the new name for Aon's global retail insurance brokerage and risk management services. Through a worldwide distribution system, Aon Risk Services provides a full array of risk services, including insurance placement, specialized brokerage services, program development and administration, premium financing services, risk management and loss control consulting.


Aon SPECIALTY GROUP

Aon Specialty Group delivers highly specialized insurance products and services for professional groups, service businesses, governments, health care providers and commercial organizations. Aon Specialty Group also provides specialized managing general underwriting and wholesale brokerage services for insurance organizations.


                            (Inside Cover - Page 2)
                      Aon Corporation Annual Report 1995

Photographs located in the top third of the page from left to right depicting an automobile on the assembly line and a collection of computer equipment.

In 1995, Aon Consulting assessed and recruited workforces for major automobile manufacturers.

Aon helped found the World Insurance Network, a comprehensive global electronic network linking insurance companies and brokers to reduce costs and enhance service for clients.


Aon RE WORLDWIDE

Aon Re Worldwide is the second-largest reinsurance intermediary in the world. Aon Re Worldwide serves the alternative market with reinsurance placement, alternative risk services, captive management services and catastrophe information forecasting.


Aon CONSULTING WORLDWIDE

Aon Consulting Worldwide is one of the world's largest integrated human resources consulting organizations. Our innovative professionals link people strategies with business strategies to benefit clients through expertise in the areas of employee benefits, human resources, change management and compensation.


COMBINED INSURANCE COMPANY OF AMERICA

Combined Insurance Company of America is a leading underwriter of supplemental disability accident, health and life insurance for individual consumers. Combined Insurance products are sold by several thousand career agents in North America, Europe, Latin America and the Pacific.


RYAN GROUP

Ryan Group is a major marketer of extended warranties and credit-related life and disability products for the automotive industry. Ryan Group also pioneered specialized training services for this industry.


                            (Inside Cover - Page 3)
                      Aon Corporation Annual Report 1995

Photographs located in the top third of the page from left to right depicting a hand with a pen signing paper, three individuals discussing insurance, an automobile, a cellular phone, and a cappuccino machine.

With more than 5 million policyholders, Combined Insurance Company of America has more individual accident and health policies in force than any other U.S. company.

Combined Insurance career agents provide insurance protection for individuals in North America, Europe, Latin America and the Pacific.

Ryan Group is North America's largest independent marketer of automotive extended warranties.

Aon Warranty Group is one of the world's largest independent providers and administrators of consumer warranties.

Virginia Surety Company and London General are among the world's largest underwriters of consumer extended warranties.


Aon WARRANTY GROUP

Aon Warranty Group, a recognized leader in specialty consumer warranty programs for electronics, appliances, personal computers, cellular telephones and automobiles, serves manufacturers, distributors and wholesalers in North America and in Europe.


VIRGINIA SURETY/LONDON GENERAL

Aon's specialized property and casualty underwriting units, Virginia Surety Company in North America and London General Insurance Company in Europe, are among the world's largest underwriters of consumer extended warranties.

- -------------------------------

LIFE OF VIRGINIA/UNION FIDELITY

In late 1995, Aon entered into agreements to sell Life of Virginia and Union Fidelity. These sales are expected to close in the first half of 1996.


COMPARATIVE TOTAL RETURNS

The five-year total return on Aon common stock was 21% compared with 16.6% for the S&P 500 Stock Index, and 5.2% for the S&P Insurance Brokerage Index.


Aon Corporation, S&P 500 Stock Index, and S&P Insurance Brokerage Index, bar graph representing the five year total return on Aon common stock of 21%, the S&P 500 Stock Index of 16.6%, and the S&P Insurance Brokerage Index of 5.2%.


                            (Inside Cover - Page 4)
                      Aon Corporation Annual Report 1995

Brokerage and Consulting

In early 1996, Aon changed the name of Rollins Hudig Hall Group, its brokerage and consulting operation, to Aon Group. This change emphasizes Aon's continuing evolution into an interdependent organization offering innovative brokerage, risk management and specialized consulting services worldwide. Aon Group is now the world's second-largest and fastest-growing international brokerage and consulting organization. Aon Group is a global network of specialized insurance services and consulting companies that work with dedication and imagination to meet the diverse and challenging needs of clients.

The major operating subsidiaries also have changed their names to reflect the strength and market leadership of Aon Group. Our global retail brokerage and risk management business now operates as Aon Risk Services.

Aon Consulting Worldwide, which provides consulting and administrative services in employee benefits, human resources, change management and compensation, is one of the world's largest integrated human resources consulting organizations.

These newly named operations join Aon Specialty Group and Aon Re Worldwide to comprise Aon Group. Aon has become a name to which businesses increasingly turn for innovative business solutions anywhere in the world.


United States brokerage and consulting revenue, line graph representing retail brokerage revenue of $267.5 million for 1991, $337.7 million for 1992, $535.7 million for 1993, $630.0 million for 1994, and $718.8 million for 1995; reinsurance and wholesale brokerage revenue of $60.1 million for 1991, $86.9 million for 1992, $189.3 million for 1993, $247.1 million for 1994, and $279.7 million for 1995; and consulting revenue of $52.9 million for 1991, $70.2 million for 1992, $130.0 million for 1993, $155.9 million for 1994, and $177.8 million for 1995.

International brokerage and consulting revenue, line graph representing retail brokerage revenue of $12.0 million for 1991, $169.5 million for 1992, $204.5 million for 1993, $199.3 million for 1994, and $274.9 million for 1995; reinsurance and wholesale brokerage revenue of $7.4 million for 1991, $62.0 million for 1992, $91.7 million for 1993, $123.5 million for 1994, and $177.3 million for 1995; and consulting revenue of $0.0 million for 1991, $0.4 million for 1992, $63.8 million for 1993, $66.3 million for 1994, and $72.8 million for 1995.

                      Aon Corporation Annual Report 1995

Insurance Underwriting

Combined Insurance remains a cornerstone of Aon's insurance underwriting business. With Ryan Group and Aon Warranty Group, it provides the global distribution networks that are key to Aon's growth in specialized insurance underwriting. Aon's insurance underwriting companies, working with its global brokerage and consulting business, are paving the way for expanded international opportunities, especially in South America and the Pacific.

The late 1995 agreements to sell Life of Virginia and Union Fidelity demonstrate Aon's commitment to directly controlling its distribution channels and significantly reducing its exposure to the interest rate risk historically associated with capital accumulation business.

With the sale of Life of Virginia, Aon will have a significant reduction in policy liabilities and related invested assets. The charts below illustrate key 1995 financial statement values apportioned between continuing and discontinued businesses.

Aon believes in the future of the consumer insurance business, especially in disability coverages, traditional whole life products, extended warranty and credit-related protections.

Aon's insurance underwriting businesses continue to meet the changing needs of individuals throughout the world by offering innovative products, distributed through directly owned and managed networks.


Mortgage backed securities-continuing operations, other fixed maturities-continuing operations, other invested assets-continuing operations, mortgage backed securities-discontinued operations, other fixed maturities-discontinued operations, and other invested assets-discontinued operations, pie chart representing 0.6%, 31.8%, 16.1%, 18.5%, 21.3% and 11.7%, respectively of the total 1995 invested assets.

Future policy benefits and unearned and advance premiums-continuing operations, policy and contract claims-continuing operations, other policyholder funds-continuing operations, future policy benefits and unearned and advance premiums-discontinued operations, policy and contract claims-discontinued operations, other policyholder funds-discontinued operations, pie chart representing 24.3%, 8.3%, 2.9%, 8.4%, 1.8%, and 54.3%, respectively of the total 1995 policy liabilities.

Life-continuing operations, accident and health-continuing operations, extended warranty and specialty-continuing operations, life-discontinued operations, and accident and health-discontinued operations, pie chart representing 9.3%, 36.9%, 14.2%, 27.2%, and 12.4%, respectively of the total 1995 insurance underwriting revenue.

                       Aon Corporation Annual Report 1995

Management's Analysis of Operating Results and Financial Condition


CONSOLIDATED

General

In fourth quarter 1995, Aon reached definitive agreements to sell two of its domestic insurance subsidiaries, Union Fidelity Life Insurance Company (UFLIC) and The Life Insurance Company of Virginia (LOV) (see note 3). Pending the receipt of the required regulatory consents, the sale of UFLIC and LOV is expected to close during the first half of 1996. Consequently, their results are classified in the consolidated statements of income as discontinued operations. For purposes of the following consolidated results discussions (1995 compared to 1994 and 1994 compared to 1993), comparisons against prior years' results are based on continuing operations.

Revenue and Income Before Income Tax
Consolidated Results for 1995 Compared to 1994

Total revenue amounted to $3,466 million, an increase of 14%. This increase was primarily due to the growth in brokerage commissions and fees resulting from business combination activity and internal growth. Brokerage commissions and fees increased 19% to $1,628 million.

Premiums earned of $1,427 million increased 8% in 1995. Extended warranty premiums earned increased $87 million or 46% reflecting a higher volume of new business in the electronic and appliance lines. The continued phase-out of certain specialty liability programs partially offset this increase. There was also continued growth in Combined Insurance Company of America's (CICA) direct sales international business.

Net investment income of $329 million increased 28% for the year. Net investment income on insurance brokerage and consulting short-term investments totaled $73 million in 1995 compared to $47 million the prior year. Higher levels of short-term investments, primarily due to brokerage acquisition activity and internal growth, contributed to the increase.

Net realized investment gains of $13 million decreased 31% from 1994 levels. Revenues excluding realized investment gains increased 14% or $431 million when compared to 1994.

Commissions and general expenses (excluding interest expense) increased 15% for the year, primarily due to growth in the brokerage businesses. Benefits to policyholders increased 12% when compared to 1994, primarily due to a higher volume of new extended warranty business. Partially offsetting this increase was the reduction in benefits on specialty liability products, which primarily reflected the runoff of certain specialty programs. Interest expense increased 14%, primarily due to higher levels of short-term borrowings for the year. Amortization of intangibles, which include deferred policy acquisition costs, increased $24 million or 9%, primarily due to continued growth in operations. Overall, benefit and expense margins for the insurance underwriting segment did not suggest any significant shift in operating trends in 1995. Total benefits and expenses increased 14% or $364 million over 1994. Income before income tax increased $61 million or 15%, largely due to growth in the insurance brokerage and consulting businesses, and to a lesser extent, growth in the insurance underwriting extended warranty business.

Fourth quarter revenue increased 10% when compared to 1994 to $895 million reflecting brokerage business combination activity and internal growth. Benefits and expenses of $798 million increased 13% for the quarter. Income before income tax decreased $6 million or 6%, reflecting a lower level of realized investment gains in 1995. Excluding these gains, income before income tax increased 7%.

Revenue and Income Before Income Tax
Consolidated Results for 1994 Compared to 1993

Total revenue amounted to $3,041 million in 1994, an increase of 10%. Brokerage commissions and fees increased 17% to $1,370 million resulting from business combination activity and internal growth. Premiums and policy fees were $1,322 million or 4% above 1993. A higher volume of new business in the extended warranty line was partially offset by the anticipated decrease in specialty liability premiums earned which reflected reduced underwriting of certain specialty liability programs. Net investment income of $257 million increased 13% for the year.

Benefits to policyholders increased slightly when compared to 1993. However, benefit ratios were lower. Commissions and general expenses (excluding interest expense) increased 12% for the year, primarily reflecting brokerage growth. Total benefits and expenses increased 8% over 1993. Income before income tax increased by 20% or $65 million due largely to growth in the brokerage businesses and the continued favorable phase-out of certain specialty liability underwriting programs.


MAJOR LINES OF BUSINESS

General

With the execution of sale agreements for UFLIC and LOV in 1995, Aon reclassified its operating segments to reflect the focus of its continuing operations. Beginning in fourth quarter 1995, insurance underwriting operations are presented as one segment based on the related nature, distribution channels and markets of the continuing products. Insurance underwriting primarily includes life, accident and health insurance and extended warranty products. Prior period segments have been reclassified to conform to the 1995 presentation. Supplemental revenue and income before income tax information, consistent with prior segmentation, is located on page 13.

                       Aon Corporation Annual Report 1995

      Management's Analysis of Operating Results and Financial Condition


For purposes of the major lines of business discussion, comparisons of 1995 revenue and income before income tax to 1994 are based on continuing operations. A discussion of discontinued operations performance follows the major lines of business section.

Continuing Operations

Insurance Brokerage and Consulting Services

In early 1996, Aon's commercial brokerage and consulting operation changed its name from Rollins Hudig Hall Group to Aon Group. Aon Group offers retail insurance brokerage, reinsurance and wholesale brokerage, and consulting services.

In 1995, Aon invested approximately $160 million related to business combinations in its brokerage and consulting businesses. These business combinations were financed primarily by internal funds and the issuance of common stock. The major 1995 acquisitions include: Berkely-ARM, Inc., a reinsurance and wholesale brokerage firm specializing in providing insurance products to the travel industry; purchase of the remaining 50% interest in HHL Holdings Limited (HHL), a joint venture Asian brokerage and consulting network; and Morency Weible Sapa, a retail operation specializing in construction business coverages.

Total brokerage revenue, which includes investment income, was $1,701 million in 1995, up 20%. Acquisitions accounted for approximately one-third of this revenue growth. Domestic revenue of $1,176 million was up 14% while international revenue increased 35%. Pretax income was $205 million in 1995, up 29% from $159 million in 1994. Domestic pretax income was up 27% from 1994. International pretax income rose 34%.

Retail brokerage benefited from integration efficiencies and growth from acquisition activity, in particular the late 1994 acquisition of Energy International Inc., the late 1995 acquisition of the remaining interest in HHL and various other business combinations. Domestic retail brokerage results continued to be influenced by a highly competitive property and casualty pricing environment.

Reinsurance and wholesale income improved due to internal growth, international expansion of alternative market services, and to a lesser extent, the inclusion of a full year of operating results for acquisitions completed in fourth quarter 1994.

In the consulting line, expansion of the integrated human resources consulting programs marketed primarily through a 1994 acquisition, Pecos River Learning Centers Inc., and to a lesser extent, the acquisition of Hutchison & Associates, Inc., in mid-1995, partially offset slow growth in benefit plan product sales.

Insurance Underwriting

The insurance underwriting line of business provides a variety of direct sales life and accident and health products, credit insurance and extended warranty products to individuals. Revenue was $1,640 million in 1995, up 9% from $1,509 million in 1994. Domestic revenue of $1,188 million was up 7% while international revenue rose 12%. Traditional life business in Europe and the Pacific is continuing to runoff as planned. In addition, a higher volume of new business in the electronic and appliance extended warranty lines offset the runoff of certain specialty liability programs in 1995.

Pretax income was $246 million in 1995, up 5% from $235 million last year. Domestic and international pretax income rose 5% and 4%, respectively. Benefit and expense margins did not suggest any significant shift in operating trends. Combined's direct sales accident and health business improved in part due to good general expense controls and to strong international health product sales, offset in part by slightly higher claims cost.

Corporate and Other

Revenue consists primarily of investment income on capital, service fee revenue from the placement of insurance premium and retail auto financing services and realized investment gains. Allocation of investment income to the insurance underwriting segment is based on the invested assets which underlie policyholder liabilities for the insurance underwriting product line. Excess invested assets and related investment income, which do not underlie these liabilities, are reported in this segment. Expenses include interest and other financing expenses, corporate administrative costs, and goodwill amortization associated with acquisitions.

Revenue increased 14% over 1994 to $125 million. Realized investment gains declined $6 million in 1995 when compared to 1994. Excluding these gains from both years, revenue increased 23% reflecting growth in financing service fees and a higher level of income received from private placement equity holdings. Higher short-term interest expense, due to an increased volume of short-term borrowings that were principally used to finance the repurchase of Aon's 8% cumulative perpetual preferred stock (8% preferred stock), partially offset the revenue increase.

Pretax income of $7 million increased $4 million in 1995. Excluding realized investment gains from both years, pretax income increased $10 million. The increase primarily reflects improved investment yields, due in part, to higher levels of income received from private placement equity holdings and changes in investment mix. In addition, financing costs and goodwill amortization related to acquisitions grew more slowly when compared to the growth in investment income.

                       Aon Corporation Annual Report 1995

       Management's Analysis of Operating Results and Financial Condition

Major Lines of Business--Continuing Operations

(millions)
- ------------------------------------------------------------------------------------------
INSURANCE BROKERAGE AND CONSULTING SERVICES
                                           Years ended December 31    1995    1994    1993
- ------------------------------------------------------------------------------------------
Revenue:
 Retail brokerage                                                   $  994  $  829  $  740
 Reinsurance and wholesale                                             457     371     281
 Consulting                                                            250     222     194
                                                                    ----------------------
Total revenue                                                        1,701   1,422   1,215
                                                                    ----------------------
Operating expenses                                                   1,448   1,216   1,039
Amortization of intangibles                                             48      47      48
                                                                    ----------------------
Total expenses                                                       1,496   1,263   1,087
                                                                    ----------------------
Income before income tax                                            $  205  $  159  $  128
                                                                    ----------------------

Identifiable assets                                                 $3,301  $2,967  $2,706
==========================================================================================

INSURANCE UNDERWRITING*
                                           Years ended December 31    1995    1994    1993
- ------------------------------------------------------------------------------------------
Revenue:
 Combined direct sales                                              $1,014  $  976  $  939
 Extended warranty and specialty                                       386     316     326
 Other                                                                 240     217     200
                                                                    ----------------------
Total revenue                                                        1,640   1,509   1,465
                                                                    ----------------------
Benefits to policyholders                                              699     626     622
Operating expenses                                                     488     458     451
Amortization of intangibles                                            207     190     180
                                                                    ----------------------
Total benefits and expenses                                          1,394   1,274   1,253
                                                                    ----------------------
Income before income tax                                            $  246  $  235  $  212
                                                                    ----------------------

Identifiable assets                                                 $3,736  $3,119  $2,771
==========================================================================================

CORPORATE AND OTHER*
                                           Years ended December 31    1995    1994    1993
- ------------------------------------------------------------------------------------------
Revenue:
 Investment income on capital and other                             $   86  $   71  $   44
 Premium and auto financing service revenue                             26      20      17
 Realized investment gains                                              13      19      30
                                                                    ----------------------
Total revenue                                                          125     110      91
                                                                    ----------------------
Operating expenses                                                      46      45      45
Interest expense                                                        37      33      29
Amortization of intangibles                                             35      29      25
                                                                    ----------------------
Total expenses                                                         118     107      99
                                                                    ----------------------
Income before income tax                                            $    7  $    3  $   (8)
                                                                    ----------------------

Identifiable assets                                                 $2,990  $2,837  $2,443
==========================================================================================

*Reclassified to conform to the 1995 presentation (see note 13).

                       Aon Corporation Annual Report 1995

       Management's Analysis of Operating Results and Financial Condition

Geographic Segments--Continuing Operations

(millions)
- ---------------------------------------------------------------------------
REVENUE
                            Years ended December 31    1995    1994    1993
- ---------------------------------------------------------------------------
Domestic                                            $ 2,449  $2,208  $2,011
European                                                769     635     575
Other                                                   248     198     185
                                                    -----------------------
Revenue                                             $ 3,466  $3,041  $2,771
===========================================================================

INCOME BEFORE INCOME TAX
                            Years ended December 31    1995    1994   1993
- ---------------------------------------------------------------------------
Domestic                                            $   328  $  279  $  214
European                                                 81      78      72
Other                                                    49      40      46
                                                    -----------------------
Income before income tax                            $   458  $  397  $  332
===========================================================================

IDENTIFIABLE ASSETS
                                  As of December 31    1995    1994   1993
- ---------------------------------------------------------------------------
Domestic                                            $ 6,427  $6,086  $5,331
European                                              2,921   2,343   2,100
Other                                                   679     494     489
                                                    -----------------------
Identifiable assets                                 $10,027  $8,923  $7,920
===========================================================================


Financing Services Operations

In the U.S., Aon offers financing services to commercial clients of Aon Group and other independent organizations for their liability and casualty premiums through Cananwill Inc., and offers auto financing and leasing for individual purchasers in partnership with retail auto dealers through Premier Auto Finance, Inc. In agreements entered into with financial institutions, certain receivables generated by these activities are sold with limited recourse. Total service fee revenue rose to $26 million, a 30% increase over 1994.

Geographic Segments

International operations are composed of insurance brokerage and consulting services, insurance underwriting products of CICA, Ryan Group credit insurance, and extended warranty products. Overall, international results were modestly influenced by favorable foreign exchange rates in 1995. Total international revenue increased 22% to $1,017 million primarily reflecting the improvement in brokerage revenue relating to internal growth and acquisitions. Total 1995 European revenue of $769 million rose 21%, while all other international revenue increased 25% when compared to prior year.

International pretax income increased 10% to $130 million, while pretax income from European operations, excluding realized investment gains and losses, increased 10% when compared to 1994. Other international pretax income rose 23% or $9 million in 1995.

Domestic revenue increased 11%, primarily reflecting internal growth and brokerage acquisition activity. Domestic pretax income increased 18%, primarily on the strength of acquisition activity and overall expense controls.

                       Aon Corporation Annual Report 1995

       Management's Analysis of Operating Results and Financial Condition


Discontinued Operations

Discontinued operations are composed principally of capital accumulation products and direct response and credit disability products. Substantially all of the revenue and income before income tax generated from discontinued operations is domestic. These amounts have been segregated as "Income From Discontinued Operations" in the consolidated statements of income. 1995 and 1994 revenues of $1,145 million and $1,116 million increased 3% and 4%, respectively, when compared to prior years, due to modest increases in premiums and policy fees.

Income before income tax, excluding realized investment losses of $9 million, $13 million and $3 million in 1995, 1994 and 1993, respectively, improved 5% in 1995 and 3% in 1994 when compared to prior years. Improved 1995 results were in part due to favorable claims experience at LOV and improved interest spreads. Strong growth in third party business was offset by the continued runoff of the medicare supplement line. The effective operating income tax rate was 35% in 1995, 1994 and 1993, respectively. Realized investment losses were credited at a 36% tax rate for the three years.

Insurance underwriting supplemental revenue and income before income tax information, consistent with prior segmentation, is as follows:

(millions)                           Years ended December 31  1995   1994
- -------------------------------------------------------------------------
CONTINUING OPERATIONS:
Life
 Combined direct sales                                      $  132  $ 130
 Other                                                         121    103
- -------------------------------------------------------------------------
Total revenue                                               $  253  $ 233
=========================================================================
Income before income tax                                    $   37  $  32
=========================================================================

Accident and health
 Combined direct sales                                      $  882  $ 846
 Other                                                         119    114
- -------------------------------------------------------------------------
Total revenue                                               $1,001  $ 960
=========================================================================
Income before income tax                                    $  156  $ 150
=========================================================================

Extended warranty and specialty revenue                     $  386  $ 316
=========================================================================
Income before income tax                                    $   53  $  53
=========================================================================

DISCONTINUED OPERATIONS:
Life
 Capital accumulation products                              $  542  $ 530
 Other                                                         197    184
- -------------------------------------------------------------------------
Total revenue                                               $  739  $ 714
=========================================================================
Income before income tax                                    $   91  $  81
=========================================================================

Accident and health
 Direct response and Group                                  $  316  $ 314
 Other                                                          21     22
- -------------------------------------------------------------------------
Total revenue                                               $  337  $ 336
=========================================================================
Income before income tax                                    $   28  $  28
=========================================================================

Income Tax and Net Income

Net income for 1995 was $403 million or $3.48 per share compared to $360 million or $3.14 per share in 1994. Dividends on the 8% preferred stock, 6.25% Cumulative Convertible Exchangeable Preferred Stock (6.25% preferred stock) and redeemable preferred stock of $25 million and $27 million in 1995 and 1994, respectively, have been deducted from net income to compute earnings per share. Net income for fourth quarter 1995 amounted to $93 million or $0.80 per share compared to $86 million or $0.74 per share for 1994.

Operating income (including discontinued operations) amounted to $400 million or $3.45 per share, up from $356 million or $3.10 per share in 1994. Operating income excludes after-tax realized investment gains in 1995 and 1994. Operating income from continuing operations, which also excludes realized investment gains, was $295 million or $2.49 per share in 1995 compared to $256 million or $2.16 per share in 1994. The effective operating income tax rate on continuing operations was 33.7% in 1995 and 32.4% in 1994, while realized investment gains were taxed at a 36% rate for both years.

Average shares outstanding for 1995 increased 2% primarily due to the issuance of common shares related to business combinations and offset, in part, by net treasury stock repurchases for employee benefit plans.


LIQUIDITY

The accompanying consolidated statements of financial position as of December 31, 1995 and 1994, and the related consolidated statements of stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, reflect Aon's financial position and cash flows including discontinued operations. Accordingly, for purposes of the following discussions relating to Aon's liquidity and capital resources, comparisons of 1995 to 1994 are reflective of both continuing and discontinued operations.

Aon's operating subsidiaries anticipate that there will be adequate liquidity to meet their needs in the foreseeable future. Aon's liquidity needs are primarily for servicing its debt and for the payment of dividends on stock issues. Dividends from Aon's subsidiaries are the primary source for meeting these requirements. There are certain regulatory restrictions relating to dividend capacity of insurance subsidiaries that are discussed in note 8. Insurance subsidiaries' statutory capital and surplus as of December 31, 1995 again exceeded the risk-based capital target set by the National Association of Insurance Commissioners by a satisfactory level. At December 31, 1995, Aon had short-term back-up lines of credit available of $500 million.

The businesses of Aon continue to provide substantial positive cash flow. Brokerage cash flow has been used primarily for acquisitions and related debt servicing. Due to the contractual nature of its policyholder liabilities, which are intermediate to long-term in nature, Aon's insurance underwriting subsidiaries have invested primarily in investment grade fixed maturities and equity securities.

                       Aon Corporation Annual Report 1995

       Management's Analysis of Operating Results and Financial Condition


Aon measures capital accumulation product asset and liability durations (included in discontinued operations) to determine its net exposure to changes in interest rates. The duration match associated with interest-sensitive products is closely monitored. Because there is a reasonable duration match between these investments and their related liabilities, changes in prevailing interest rates can, to a large extent, be matched by congruent changes in credited interest rates. However, mismatches do occur. Aon adjusts its duration mismatch subject to market conditions and its outlook on interest rate trends.

Aon's exposure to interest-sensitive products will be substantially diminished following the sale of LOV because LOV's products are principally interest-sensitive and investment-type. As a result, the need for close monitoring of the duration matching associated with interest-sensitive products will also be substantially reduced. Non-interest-sensitive insurance products do not require as close monitoring of duration matching.

As of December 31, 1995, LOV's interest-sensitive assets and associated insurance liabilities were closely matched with the aggregate estimated duration variance of less than one year. Through the use of derivative financial instruments (see note 11), Aon improved its overall asset and liability duration match. Given Aon's bond portfolio's average life of 6.1 years, access to lines of credit, and an uninterrupted trend in Aon's positive cash flow, Aon expects sufficient cash flow to meet both short-term and long-term cash needs.

Future cash flow to service debt and pay dividends will be enhanced by the completion of the sale of UFLIC and LOV in the first half of 1996. Sales proceeds are expected to generate approximately $1,400 million before taxes and other costs of sale. The after-tax proceeds in excess of the carrying value of the companies sold will generate a statutory gain at CICA, the parent company of LOV and UFLIC. Subject to regulatory approval, the statutory gain will be available for dividend to Aon. It is anticipated that CICA will reinvest remaining proceeds, primarily in non-affiliated invested assets. The potential uses of a dividend to Aon are: the pay down of short-term borrowings to maintain its current debt to equity ratio; the buy back of capital stock; and other general corporate purposes, including acquisitions. In the short-term, some of these uses may yield returns that are lower than could have been received from the subsidiaries being sold.

Cash provided by operating activities in 1995 decreased $86 million from 1994 to $610 million. This decrease primarily reflects the timing of estimated federal income tax payments and the timing of investment income cash flows.

Investment activities used $624 million, up $263 million from prior year primarily due to higher levels of brokerage short-term investments as well as growth in unearned extended warranty liabilities.

Cash totalling $377 million was used in 1995 for financing activities. Aon repurchased $46 million of treasury stock, net of reissued shares. In 1995, Aon purchased and retired 3 million shares of its 8% preferred stock at a total cost of $75 million which was primarily funded by additional short-term borrowings. A reduced level of funds available from capital accumulation products, included in discontinued operations, reduced cash flows by $200 million. Cash was used to pay dividends of $146 million on common stock, $16 million on 8% preferred stock, $7 million on 6.25% preferred stock and $2 million on redeemable preferred stock.

On November 15, 1995, the Financial Accounting Standards Board (FASB) issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions in that report, Aon chose to reclassify its held to maturity securities, substantially all of which relate to discontinued operations, to available for sale (see note 3). To minimize the volatility of the changes in this component of stockholders' equity, Aon enters into derivatives to hedge its available for sale asset positions. In administering its hedging programs, Aon performs analyses that have demonstrated that Aon achieves a high degree of correlation.

With a carrying value of $8 billion, Aon's total fixed maturity portfolio for both continuing and discontinued operations is invested primarily in investment grade holdings (96%) and has a fair value which is 102% of amortized cost.

At December 31, 1995 and 1994, Aon's fixed maturity portfolio includes mortgage-backed securities with an amortized cost of $2 billion and $3 billion, respectively. The amortized cost and fair value of Aon's mortgage-backed securities are also presented in note 4. Substantially all of the mortgage-backed securities included in Aon's fixed maturities portfolio at December 31, 1995 relate to discontinued operations. Upon the finalization of the sale, Aon's interest in and exposure to certain market risks associated with mortgage-backed securities will be minimal.

The following table summarizes Aon's mortgage-backed securities held at December 31, 1995 and 1994, respectively.

                                                    Par    Amortized        Fair
(millions)             As of December 31, 1995    Value         Cost       Value
- --------------------------------------------------------------------------------
Collateralized mortgage obligations
 (CMOs):
 Principally targeted amortization classes       $   40       $   37      $   38
 Principally sequential pay class                 1,735        1,730       1,730
- --------------------------------------------------------------------------------
Total collateralized mortgage obligations         1,775        1,767       1,768
Mortgage-backed pass-through securities             264          266         267
- --------------------------------------------------------------------------------
Total mortgage-backed securities                 $2,039       $2,033      $2,035
================================================================================

                                                    Par    Amortized        Fair
(millions)             As of December 31, 1995    Value         Cost       Value
- --------------------------------------------------------------------------------
Collateralized mortgage obligations
 (CMOs):
 Principally targeted amortization classes       $  323       $  315      $  291
 Principally sequential pay class                 2,429        2,401       2,160
- --------------------------------------------------------------------------------
Total collateralized mortgage obligations         2,752        2,716       2,451
Mortgage-backed pass-through securities             349          352         345
- --------------------------------------------------------------------------------
Total mortgage-backed securities                 $3,101       $3,068      $2,796
================================================================================

Aon does not have any CMO residuals, interest only, inverse floating or principal only type securities. CMO's have been acquired as alternatives to mortgage-backed pass-through securities. Aon's insurance subsidiaries have generally acquired shorter tranche CMO's classified in the form of sequential pay-

                       Aon Corporation Annual Report 1995

       Management's Analysis of Operating Results and Financial Condition


ment, targeted amortization classes (TACs) or support TACs.

Historically, fair values for CMO's are established each quarter based primarily on information received from broker-dealer market makers. However, at December 31, 1995, the fair value for all mortgage-backed securities relating to discontinued operations is based on the underlying purchase agreements. Certain mortgage-backed securities are subject to duration extension risk in periods of rising interest rates and to prepayment risk, especially in periods of declining interest rates. To limit its credit risk, Aon's CMO investments are concentrated in AAA and AA rated securities.

Aon maintained investment loss reserves related to mortgage loans, real estate ventures and limited partnerships, totalling $31 million in 1995, down $5 million from the year-end 1994 level of $36 million. These reserves are a product of Aon's continuing review of the characteristics and risks of its investment portfolio and current environmental and economic conditions.

Assets and liabilities held under special contracts, which relate primarily to discontinued operations, increased $712 million from 1994, primarily relating to increased funds in variable life and annuity programs. The net investment income generated from these assets is not included in the consolidated statements of income.

Aon maintains well-capitalized operating companies. The financial strength of these companies permits an overall diversified investment portfolio for stability in volatile financial markets.

Aon invests in broad asset categories related to its diversified operations. Investments are managed with the objective of maximizing earnings while matching asset and liability durations and considering regulatory requirements.

Investment characteristics mirror liability characteristics of the respective operating units. Aon's insurance brokerage and consulting businesses invest fiduciary funds in short-term obligations. Investments underlying interest-sensitive capital accumulation insurance products are primarily intermediate-term obligations, while indemnity and other types of non-interest sensitive insurance liabilities are supported by longer-term instruments. Longer-term assets also include private equity investments that are expected to generate returns in excess of those available in the public capital markets.

Through Aon Advisors, Aon manages funds and provides consulting services on behalf of clients in addition to our operating units. This includes acting as investment advisor to mutual funds which are among the investment options available to purchasers of LOV annuities.


CAPITAL RESOURCES

In 1995, short-term borrowings increased $109 million to satisfy Aon's short-term cash needs. This increase was used primarily to finance the repurchases of 8% preferred stock and common stock as well as acquisition related activities. The credit agreements providing lines of credit for commercial paper contain no restrictive covenants.

In 1989, Aon Corporation unconditionally guaranteed loan agreements to purchase Aon common stock for the employee stock ownership plan (ESOP) (see note 5). Based on certain provisions in the loan agreements relating to the sale of principal subsidiaries, Aon may be required to refinance the remaining principal balance of $57 million on these loans during 1996.

Commencing November 1, 1996, any remaining outstanding shares of Aon's 6.25% preferred stock (see note 8) that have not been previously converted into common stock are exchangeable at Aon's option for 6.25% convertible subordinated debentures, the interest expense on which would be tax deductible. Given the current market value of Aon stock and the option to convert the 6.25% preferred stock to debt, it is anticipated that the holders of the 6.25% preferred stock will most likely exercise their option to convert shares held into 1.22 shares of common stock. At December 31, 1995, 2,136,000 shares of 6.25% preferred stock were outstanding.

Aon Corporation continues to maintain an internal lending program with its various subsidiaries where the parent company is able to borrow or lend funds. As of December 31, 1995, Aon Corporation held notes payable to its subsidiaries of approximately $450 million. Generally, these notes have competitive interest rates. The portion of the notes payable related to UFLIC and LOV will be assumed by the remaining insurance companies following completion of the sale.

In 1995, stockholders' equity per common share increased to $22.77, up from $18.30 in 1994. The principal factors influencing this increase were net income, a $266 million increase in net unrealized investment gains and dividends.

                       Aon Corporation Annual Report 1995

Consolidated Statements of Financial Position


(millions)                                                   As of December 31       1995       1994
- ----------------------------------------------------------------------------------------------------
ASSETS

INVESTMENTS
  Fixed maturities
   Available for sale-at fair value (amortized cost: 1995-$7,572; 1994-$4,318)  $ 7,687.1   $4,160.3
   Held to maturity-at amortized cost (fair value: 1994-$2,750)                         -    2,983.8
  Equity securities-at fair value (cost: 1995-$928; 1994-$989)                    1,006.3      939.3
  Mortgage loans on real estate
   (net of reserve for losses: 1995-$26; 1994-$30)                                  632.0      567.5
  Real estate
   (net of accumulated depreciation: 1995-$8; 1994-$8)                               36.5       35.6
  Policy loans                                                                      226.3      214.9
  Other long-term investments                                                       112.6       97.9
  Short-term investments                                                            938.3      783.2
                                                                                --------------------
   Total investments                                                             10,639.1    9,782.5
====================================================================================================

CASH                                                                                115.3      508.8

RECEIVABLES
  Insurance brokerage and consulting services receivables
   (net of allowance for doubtful accounts: 1995-$47; 1994-$45)                   2,264.1    1,882.0
  Premiums and other
   (net of allowance for doubtful accounts: 1995-$4; 1994-$3)                       580.2      637.7
  Accrued investment income                                                         152.4      133.5
                                                                                --------------------
   Total receivables                                                              2,996.7    2,653.2
====================================================================================================

DEFERRED POLICY ACQUISITION COSTS                                                 1,261.5    1,181.6

COST OF INSURANCE AND RENEWAL RIGHTS PURCHASED
 (net of accumulated amortization: 1995-$625; 1994-$567)                            640.1      678.6

EXCESS OF COST OVER NET ASSETS PURCHASED
 (net of accumulated amortization: 1995-$157; 1994-$121)                            957.6      869.4

PROPERTY AND EQUIPMENT AT COST
 (net of accumulated depreciation: 1995-$307; 1994-$281)                            307.8      266.5

ASSETS HELD UNDER SPECIAL CONTRACTS                                               2,307.2    1,595.1

OTHER ASSETS                                                                        510.5      386.2
====================================================================================================

   TOTAL ASSETS (note 3)                                                        $19,735.8  $17,921.9
====================================================================================================

See accompanying notes to consolidated financial statements.

                       Aon Corporation Annual Report 1995


(millions)                                   As of December 31       1995        1994
- -------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
POLICY LIABILITIES
  Future policy benefits                                        $ 1,475.1    $1,434.5
  Policy and contract claims                                        970.9       944.2
  Unearned and advance premiums                                   1,646.2     1,428.4
  Other policyholder funds                                        5,464.2     5,503.3
                                                                ---------------------
   Total policy liabilities                                       9,556.4     9,310.4
=====================================================================================

GENERAL LIABILITIES
  Insurance premiums payable                                      2,722.8     2,408.7
  Commissions and general expenses                                  562.4       526.6
  Accrued income taxes
   Current                                                          107.1       200.9
   Deferred                                                         225.5       129.3
  Short-term borrowings                                             352.7       243.9
  Notes payable                                                     497.5       495.5
  Debt guarantee of employee stock ownership plan                    56.8        65.5
  Liabilities held under special contracts                        2,307.2     1,595.1
  Other liabilities                                                 623.7       638.6
                                                                ---------------------
   TOTAL LIABILITIES (note 3)                                    17,012.1    15,614.5
=====================================================================================

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE PREFERRED STOCK                                           50.0        50.0

STOCKHOLDERS' EQUITY
  Preferred stock-$1 par value
   Authorized-25 shares; issued
   8% cumulative perpetual preferred stock                            6.0         9.0
   6.25% cumulative convertible exchangeable preferred stock          2.1         2.1
  Common stock-$1 par value
   Authorized-300 shares; issued                                    111.4       110.6
  Paid-in additional capital                                        431.8       485.2
  Net unrealized investment gains (losses)                          123.1      (142.8)
  Net foreign exchange gains (losses)                                 1.8       (19.7)
  Retained earnings                                               2,212.1     1,998.1
  Less treasury stock at cost (shares: 1995-3.1; 1994-2.9)          (97.3)      (72.9)
  Less deferred compensation                                       (117.3)     (112.2)
                                                                ---------------------
   TOTAL STOCKHOLDERS' EQUITY                                     2,673.7     2,257.4
=====================================================================================

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $19,735.8   $17,921.9
=====================================================================================

                       Aon Corporation Annual Report 1995

Consolidated Statements of Income


(millions except per share data)       Years ended December 31      1995      1994      1993
- --------------------------------------------------------------------------------------------
REVENUE
  Brokerage commissions and fees                                $1,628.2  $1,369.6  $1,173.2
  Premiums earned                                                1,426.5   1,322.3   1,277.4
  Net investment income (note 4)                                   329.4     257.1     227.2
  Realized investment gains (note 4)                                13.1      19.1      29.6
  Other income                                                      68.5      73.1      63.4
                                                                ----------------------------
   Total revenue                                                 3,465.7   3,041.2   2,770.8
============================================================================================

BENEFITS AND EXPENSES
  Commissions and general expenses                               1,982.3   1,719.2   1,534.4
  Benefits to policyholders                                        698.5     626.2     622.2
  Interest expense                                                  37.3      32.7      29.3
  Amortization of deferred policy acquisition costs                207.5     189.3     178.7
  Amortization of intangible assets                                 82.1      76.8      74.6
                                                                ----------------------------
   Total benefits and expenses                                   3,007.7   2,644.2   2,439.2
============================================================================================

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX                458.0     397.0     331.6
  Provision for income tax (note 6)                                154.3     128.5     103.7
                                                                ----------------------------
INCOME FROM CONTINUING OPERATIONS                                  303.7     268.5     227.9
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX (note 3):           99.1      91.5      95.9
                                                                ----------------------------
NET INCOME                                                      $  402.8  $  360.0  $  323.8
============================================================================================

Net income available for common stockholders                    $  378.1  $  327.6  $  291.0
============================================================================================

PER SHARE
  Income from continuing operations                             $   2.57  $   2.28  $   1.91
  Income from discontinued operations                               0.91      0.86      0.90
                                                                ----------------------------
  Net income                                                    $   3.48  $   3.14  $   2.81
                                                                ----------------------------
  Cash dividends paid on common stock                           $   1.34  $   1.26  $   1.18
============================================================================================

AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING            108.7     106.2     106.4
============================================================================================

See accompanying notes to consolidated financial statements

                       Aon Corporation Annual Report 1995

Consolidated Statements of Stockholders' Equity



(millions)                              Years ended December 31      1995       1994       1993
- -----------------------------------------------------------------------------------------------
PREFERRED STOCK Balance at January 1                             $   11.1   $   13.8   $   15.2
  Retirement of preferred stock                                      (3.0)      (1.3)      (0.4)
  Conversion of preferred stock to common stock                         -       (1.4)      (1.0)
                                                                 ------------------------------
                                                                      8.1       11.1       13.8
===============================================================================================

COMMON STOCK Balance at January 1                                   110.6       70.0       68.3
  Shares issued for business combinations                             0.8        5.3        0.7
  Effect of three-for-two stock split                                   -       35.3          -
  Conversion of preferred stock to common stock                         -          -        1.0
                                                                 ------------------------------
                                                                    111.4      110.6       70.0
===============================================================================================

PAID-IN ADDITIONAL CAPITAL Balance at January 1                     485.2      605.7      600.9
  Stock awards and options                                           19.2       10.8       20.6
  Adjustment for business combinations                               (0.6)       1.9        1.4
  Retirement and conversion of preferred stock                      (72.0)     (97.9)     (17.2)
  Effect of three-for-two stock split                                   -      (35.3)         -
                                                                 ------------------------------
                                                                    431.8      485.2      605.7
===============================================================================================

NET UNREALIZED INVESTMENT GAINS (LOSSES) Balance at January 1      (142.8)      50.3       32.9
  Effect of a change in accounting principles at January 1              -      148.2          -
  Net unrealized investment gains (losses)                          265.9     (341.3)      17.4
                                                                 ------------------------------
                                                                    123.1     (142.8)      50.3
===============================================================================================

NET FOREIGN EXCHANGE GAINS (LOSSES) Balance at January 1            (19.7)     (61.0)     (39.1)
  Net foreign exchange gains (losses)                                21.5       41.3      (21.9)
                                                                 ------------------------------
                                                                      1.8      (19.7)     (61.0)
===============================================================================================

RETAINED EARNINGS Balance at January 1                            1,998.1    1,784.9    1,603.2
  Net income                                                        402.8      360.0      323.8
  Dividends to stockholders                                        (170.4)    (162.0)    (151.0)
  Loss on treasury stock reissued                                   (21.7)         -          -
  Adjustment for business combinations                                3.7       27.6       10.4
  Retirement of preferred stock                                      (0.4)     (12.4)      (1.5)
                                                                 ------------------------------
                                                                  2,212.1    1,998.1    1,784.9
===============================================================================================

TREASURY STOCK Balance at January 1                                 (72.9)     (69.3)     (79.7)
  Cost of shares acquired                                           (71.8)     (26.6)      (0.6)
  Shares reissued at average cost                                    47.4       73.0       11.0
  Conversion of common stock to redeemable preferred stock              -      (50.0)         -
                                                                 ------------------------------
                                                                    (97.3)     (72.9)     (69.3)
===============================================================================================

DEFERRED COMPENSATION Balance at January 1                         (112.2)    (106.6)     (97.8)
  Issuance of stock awards                                          (21.2)     (18.3)     (18.3)
  Debt guarantee of employee stock ownership plan                     8.7        7.0        5.8
  Amortization of deferred compensation                               7.4        5.7        3.7
                                                                 ------------------------------
                                                                   (117.3)    (112.2)    (106.6)
===============================================================================================

STOCKHOLDERS' EQUITY AT DECEMBER 31                              $2,673.7   $2,257.4   $2,287.8
===============================================================================================

See accompanying notes to consolidated financial statements

                       Aon Corporation Annual Report 1995

Consolidated Statements of Cash Flows


(millions)                                        Years ended December 31       1995        1994        1993
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                               $   402.8   $   360.0   $   323.8
  Adjustments to reconcile net income to cash
   provided by operating activities
    Policy liabilities                                                         445.4       298.6       273.0
    Deferred policy acquisition costs                                         (410.3)     (414.5)     (325.9)
    Amortization of deferred policy acquisition costs                          302.7       276.2       257.7
    Amortization of intangible assets                                           94.2        92.2        91.4
    Other amortization and depreciation                                         63.7        57.3        50.7
    Other operating assets and liabilities                                    (284.6)       31.8       (39.3)
    Realized investment gains                                                   (4.3)       (5.8)      (26.6)
                                                                           ---------------------------------
      CASH PROVIDED BY OPERATING ACTIVITIES                                    609.6       695.8       604.8
============================================================================================================

CASH FLOWS FROM INVESTING ACTIVITIES:
  Sale (purchase) of short-term investments-net                               (126.9)      143.4      (160.2)
  Sale or maturity of fixed maturities
    Held to maturity-Maturities                                                  3.9        49.2       116.8
                     Calls and prepayments                                     142.0       727.6     2,021.7
                     Sales                                                       3.0           -        60.4
    Available for sale-Maturities                                              121.2       109.5        13.9
                       Calls and prepayments                                   249.5       312.2       484.3
                       Sales                                                 2,425.8       883.9       496.1
  Sale or maturity of other investments                                      1,480.8       979.2       925.4
  Purchase of fixed maturities-Held to maturity                                    -      (734.8)   (2,171.7)
  Purchase of fixed maturities-Available for sale                           (3,222.1)   (1,591.2)   (1,326.8)
  Purchase of other investments                                             (1,493.9)   (1,141.6)     (990.3)
  Acquisition of subsidiaries                                                 (109.6)      (22.0)      (96.3)
  Property and equipment and other                                             (97.9)      (76.9)      (47.1)
                                                                           ---------------------------------
      CASH USED BY INVESTING ACTIVITIES                                       (624.2)     (361.5)     (673.8)
============================================================================================================

CASH FLOWS FROM FINANCING ACTIVITIES:
  Treasury stock transactions-net                                              (46.4)      (15.4)       11.4
  Issuance of short-term borrowings-net                                        108.8        75.3        53.5
  Issuance of long-term debt                                                    20.1        99.7       149.6
  Repayment of long-term debt                                                  (12.5)     (128.0)     (192.8)
  Interest sensitive life, annuity and investment contracts-Deposits         1,287.5     1,557.5     1,376.0
  Interest sensitive life, annuity and investment contracts-Withdrawals     (1,487.6)   (1,362.4)   (1,089.9)
  Retirement of preferred stock                                                (75.4)      (58.3)       (7.3)
  Cash dividends to stockholders                                              (171.3)     (162.3)     (151.0)
                                                                           ---------------------------------
      CASH PROVIDED (USED) BY FINANCING ACTIVITIES                            (376.8)        6.1       149.5
============================================================================================================

  EFFECT OF EXCHANGE RATE CHANGES ON CASH                                       (2.1)        4.6        (4.4)
  INCREASE (DECREASE) IN CASH                                                 (393.5)      345.0        76.1
  CASH AT BEGINNING OF YEAR                                                    508.8       163.8        87.7
                                                                           ---------------------------------
CASH AT END OF YEAR                                                        $   115.3   $   508.8   $   163.8
============================================================================================================

See accompanying notes to consolidated financial statements

                       Aon Corporation Annual Report 1995

Notes to Consolidated Financial Statements




1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
   AND PRACTICES

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include the accounts of Aon Corporation and its operating subsidiaries (Aon). These statements include informed estimates and assumptions that affect the amounts reported. Actual results could differ from the amounts reported. All material intercompany accounts and transactions have been eliminated. Consistent with financial statement presentation, amounts disclosed in these notes to consolidated financial statements pertain to continuing operations as they relate to income statement amounts and total operations as they relate to statements of financial position or cash flow amounts.

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

Recognition of Premium Revenue

In general, for accident and health, extended warranty and credit products, premiums collected are reported as earned in proportion to insurance protection provided over the period covered by the policies. For life products, other than credit, premiums are recognized as revenue when due.

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

Earnings Per Share

Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the respective period. Common shares outstanding include 3,267,000 shares, 3,386,000 shares, and 3,476,000 shares held by the employee stock ownership plan in 1995, 1994 and 1993, respectively. Common equivalent shares include dilutive stock awards and stock options and, prior to 1995, Series B conversion preferred stock. The 8% cumulative perpetual preferred stock (8% preferred stock), the 6.25% cumulative convertible exchangeable preferred stock (6.25% preferred stock) and the redeemable preferred stock are not considered common equivalent shares. Accordingly, the dividends on the 8%, 6.25% and redeemable preferred stock in 1995 and 1994 and the dividends on the 8% and 6.25% preferred stocks in 1993 have been deducted from net income to compute earnings per share. There is no material difference between primary and fully diluted per share amounts. Income available for common stockholders is net of dividends on all preferred stock.

Investments

Fixed maturities that are available for sale are carried at fair value. Fixed maturities, where the intent is to hold to maturity, are carried generally at amortized cost. The amortized cost of fixed maturities is adjusted for amortization of premiums to the first call date and the accretion of discounts to maturity that are included in net investment income. Included in fixed maturities are investments in collateralized mortgage obligations (CMOs) whose amortized cost is determined using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys. The retrospective adjustment method is used to adjust for prepayment activity. Equity securities are valued at fair value. Unrealized gains and temporary unrealized losses on fixed maturities available for sale and equity securities are excluded from income and are recorded directly to stockholders' equity, net of related deferred income taxes and adjustments to amortization of deferred policy acquisition costs. Aon has not categorized any fixed maturities or equity securities as trading securities. Mortgage loans are carried at amortized cost, net of reserves. Real estate is carried generally at cost less accumulated depreciation. Policy loans are carried at unpaid principal balance. Other long-term investments are carried generally at cost. Realized investment gains or losses are computed using specific costs of securities sold.

                      Aon Corporation Annual Report 1995

                  Notes to Consolidated Financial Statements



Investments that have declines in fair value below cost that are judged to be other than temporary, are written down to estimated fair values and reported as realized investment losses. Additionally, as a result of the adoption of Financial Accounting Standards Board (FASB) Statement No. 114, "Accounting by Creditors for Impairment of a Loan," the 1995 reserve for mortgage loan losses is based on discounted cash flows using the loan's initial effective interest rate. Prior to 1995, the reserve related to loans was based on past credit loss experience and current economic conditions. Reserves for certain other long-term investments are established based on an evaluation of the respective investment portfolio and current economic conditions. Writedowns and reserves are included in realized investment gains and losses in the statements of income. In general, Aon ceases to accrue investment income where interest or dividend payments are in arrears.

Accounting policies relating to derivative financial instruments are discussed in note 11.

Deferred Policy Acquisition Costs

Costs of acquiring new and renewal business, principally the excess of new commissions over renewal commissions, underwriting, and sales expenses that vary with and are primarily related to the production of new business, are deferred. For continuing long-duration life and health products, amortization of deferred policy acquisition costs is related to and based on the expected premium revenues of the policies. In general, such amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits. For extended warranty and short-duration health insurance, costs of acquiring and renewing business, which are deferred, are amortized as the related premium is earned.

To the extent that unrealized gains or losses on available for sale securities related to universal life-type policies and investment products included in discontinued operations would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related deferred policy acquisition cost adjustments are recorded along with the unrealized gains or losses included in stockholders' equity with no effect on income from discontinued operations.

Other Intangible Assets

In general, the excess of cost over net assets purchased relating to business acquisitions is being amortized into income over periods not exceeding forty years using the straight-line method. The cost of insurance and renewal rights purchased of certain subsidiaries is being amortized over a range of 11 to 25 years.

Property and Equipment

Property and equipment are generally depreciated using the straight-line method over their estimated useful lives.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the consolidated statements of financial position for cash and cash equivalents and short-term investments approximate their fair value. Fair value for fixed maturity and equity securities is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. However, the fair value for fixed maturity and equity securities relating to the discontinued operations are based on the underlying purchase agreements. The fair value for mortgage loans and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Fair value of derivatives is based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

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

Fair value for liabilities for investment-type contracts primarily related to the discontinued operations is estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for notes payable is based on quoted market prices for the publicly traded portion and on estimates using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements for the non-publicly traded portion.

Assets and Liabilities Held Under Special Contracts

Assets held under special contracts primarily relate to discontinued operations and principally represent designated funds of group pension, variable life, annuity, and unit-linked policyholders. These assets are offset by liabilities that represent such policyholders' equity in those assets. The net investment income generated from these assets is not included in the consolidated statements of income.

                      Aon Corporation Annual Report 1995

                  Notes to Consolidated Financial Statements


Future Policy Benefits, Unearned Premiums, and Policy and Contract Claims

Future policy benefit liabilities on non-universal life-type and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity, and withdrawal rates that were determined at the date of issue, and provide for possible adverse deviations. Interest assumptions are graded and range from 9.3% to 5.0% at December 31, 1995. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue, and duration.

Policyholder liabilities on universal life-type and investment products of the discontinued operations are generally based on policy account values. Interest credit rates for these products range from 7.0% to 5.0% at December 31, 1995.

Unearned premiums generally are calculated using the pro rata method based on gross premiums. However, in the case of credit and extended warranty products, the unearned premiums are calculated such that the premiums are earned over the period of risk in a reasonable relationship to anticipated claims.

Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred, but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. Changes in the estimated liability are reflected in income as the estimates are revised.

Foreign Currency Translation

In general, foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year end exchange rates. Net foreign exchange gains and losses on translation are generally reported in stockholders' equity, net of deferred income tax (credit) of $1 million, ($11) million and ($33) million at December 31, 1995, 1994 and 1993, respectively.

Accounting Changes

In 1995, Aon adopted FASB Statement Nos. 114 and 118 which relate to accounting by creditors for impairment of a loan. Implementation of these Statements did not have a material effect on Aon's financial statements.

Aon adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994, which requires categorization of fixed maturities either as held to maturity, available for sale or trading and equity securities as available for sale or trading. On November 15, 1995, the FASB issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with provisions in that Special Report, Aon chose to reclassify all held to maturity securities, substantially all of which relate to discontinued operations, to available for sale (see note 3).

In 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Aon anticipates adopting this Statement in its 1996 financial statements as required. Implementation of this Statement is not expected to have a material effect on Aon's financial statements.


2. BUSINESS COMBINATIONS

Pooling of Interests Method

In 1995, 1994 and 1993, Aon issued 1,404,000 shares, 5,546,000 shares and
1,044,000 shares of common stock, respectively, for mergers with insurance brokerage and consulting organizations. In connection with several of the mergers, 700,000 shares are being held in escrow at December 31, 1995 pending the resolution of contingencies. Aon's prior period financial statements have not been restated because the effect of the above mergers was not material.

Purchase Method

During 1995, 1994 and 1993, subsidiaries of Aon acquired certain insurance brokerage and consulting services operations that were financed primarily by internal funds and the reissuance of common stock from treasury. Pursuant to a 1994 purchase agreement with one of the brokerage operations, over the next five years, Aon is contingently liable to issue up to 249,000 additional shares of common stock based on a formula relating to future earnings of that operation. The aggregate cost of these acquisitions was $110 million, $22 million and $176 million in 1995, 1994 and 1993, respectively. The pro forma results of these operations, as if the acquisitions had occurred as of the beginning of the year, have an immaterial effect on Aon's consolidated revenue and net income. In accordance with a 1992 purchase agreement, securities with a value of $125 million are being held in escrow. The escrowed securities will be released on a pre-determined schedule between 1997 and 2007.


3. DISCONTINUED OPERATIONS

In the fourth quarter 1995, Aon reached definitive agreements to sell its domestic direct response life and health subsidiary, Union Fidelity Life Insurance Company (UFLIC), headquartered in Trevose, Pennsylvania, and its capital accumulation life insurance subsidiary, The Life Insurance Company of Virginia (LOV), headquartered in Richmond, Virginia, to General Electric Capital Corporation (GE Capital). Sales proceeds will approximate $1.4 billion before taxes and other costs of sale. Pending the receipt of the required regulatory consents by Combined Insurance Company of America (the parent company), the sale of these two subsidiaries is expected to close during the first half of 1996. Any gain or loss is expected to be immaterial.

                      Aon Corporation Annual Report 1995

                  Notes to Consolidated Financial Statements


For 1995, 1994 and 1993, the discontinued operations had revenues of $1,145 million, $1,116 million and $1,074 million, respectively. The revenues and corresponding benefits and expenses were reported on a net basis in the consolidated statements of income, and were net of taxes of $53 million, $49 million and $52 million in 1995, 1994 and 1993, respectively. Income from discontinued operations in 1995 includes $15 million, net of taxes, that was earned in the fourth quarter, subsequent to the commitment to the plan to dispose.

Included in discontinued operations is pretax interest expense of $18 million, $14 million and $13 million in 1995, 1994 and 1993, respectively. The allocation of interest expense was based on the ratio of discontinued net assets to the total of consolidated equity and debt. Pretax interest expense of $2 million was included in post-measurement date discontinued operating income.

The assets and liabilities after reinvestment of net sales proceeds of discontinued operations included in the consolidated statement of financial position at December 31, 1995 are as follows:

(millions)
- ---------------------------------------------------------------------------------
Investments                                                                $5,470
Deferred policy acquisition costs                                             630
Intangible assets                                                             150
Assets held under special contracts                                         2,020
Receivables and other assets                                                  260
- ---------------------------------------------------------------------------------
Total Assets                                                               $8,530
=================================================================================
Policy liabilities                                                         $6,170
Liabilities held under special contracts                                    2,020
General and other liabilities                                                 340
- ---------------------------------------------------------------------------------
Total Liabilities                                                          $8,530
=================================================================================

Due to the planned 1996 sale of LOV and UFLIC, net unrealized gains on discontinued available for sale investments are not reflected in Aon's stockholders' equity as of December 31, 1995. Accordingly, net unrealized gains during 1995 were not impacted by the transfer of $2,856 million of discontinued held to maturity investments to available for sale.


4. INVESTMENTS

The components of net investment income from continuing operations are as follows:

(millions)                         Years ended December 31    1995    1994   1993
- ---------------------------------------------------------------------------------
Fixed maturities                                              $164   $132    $130
Equity securities                                               59     56      41
Short-term investments                                          86     58      45
Other                                                           28     19      17
- ---------------------------------------------------------------------------------
Gross investment income                                        337    265     233
Investment expenses                                              8      8       6
- ---------------------------------------------------------------------------------
Net investment income                                         $329   $257    $227
=================================================================================

Realized gains (losses) on investments from continuing operations are as follows:

(millions)                         Years ended December 31    1995    1994   1993
- ---------------------------------------------------------------------------------
Fixed maturities available for sale:
 Gross gains                                                  $  8   $  12   $  -
 Gross losses                                                   (3)     (4)     -
Fixed maturities held to maturity:
 Gross gains                                                     -       -     15
 Gross losses                                                    -       -     (1)
Equity securities                                               12      31     44
Other                                                           (4)    (20)   (28)
- ---------------------------------------------------------------------------------
Total before tax                                                13      19     30
Less applicable tax                                              5       7     11
- ---------------------------------------------------------------------------------
Total net realized investment gains                           $  8   $  12   $ 19
=================================================================================

The components of net unrealized gains (losses) are as follows:

(millions)                         As of December 31          1995    1994   1993
- ---------------------------------------------------------------------------------
Gross unrealized investment gains (losses):
 Fixed maturities available for sale                          $115   $(158)  $  -
 Equity securities                                              78     (50)    81
Deferred tax credit (charge)                                   (70)     35    (31)
Deferred policy acquisition costs                                -      30      -
- ---------------------------------------------------------------------------------
Net unrealized investment gains (losses)                      $123   $(143)  $ 50
=================================================================================

The changes in net unrealized investment gains (losses) are as follows:

(millions)                         Years ended December 31    1995    1994   1993
- ---------------------------------------------------------------------------------
Fixed maturities:
 Available for sale                                           $273   $(403)  $ 28
 Held to maturity                                              234    (351)    81
Equity securities                                              128    (131)    31
- ---------------------------------------------------------------------------------
Total                                                         $635   $(885)  $140
=================================================================================

The cumulative effect of the adoption of Statement No. 115 on January 1, 1994, increased stockholders' equity by $148 million (net of adjustments to deferred policy acquisition costs of $14 million and deferred income taxes of $83 million) to reflect the net unrealized fixed maturities holding gains on securities previously carried at amortized cost; there was no effect on net income as a result of the adoption.

                      Aon Corporation Annual Report 1995

                   Notes to Consolidated Financial Statements


The amortized cost and fair value of investments in fixed maturities and equity securities are as follows:

As of December 31, 1995                     Gross        Gross
                            Amortized  Unrealized   Unrealized      Fair
(millions)                       Cost       Gains       Losses     Value
- ------------------------------------------------------------------------
Available for sale:
U.S. government
 and agencies                  $  151        $  4        $   -    $  155
States and political
 subdivisions                     444          31            -       475
Foreign governments               798          34            -       832
Corporate securities            4,046          57          (11)    4,092
Mortgage-backed
 securities                     2,033           2            -     2,035
Other fixed maturities            100           1           (3)       98
- ------------------------------------------------------------------------
Total fixed maturities          7,572         129          (14)    7,687
Total equity securities           928         120          (42)    1,006
- ------------------------------------------------------------------------
Total available for sale       $8,500        $249        $ (56)   $8,693
========================================================================

As of December 31, 1994                     Gross        Gross
                            Amortized  Unrealized   Unrealized      Fair
(millions)                       Cost       Gains       Losses     Value
- ------------------------------------------------------------------------
Available for sale:
U.S. government
 and agencies                  $  189        $  2        $  (4)   $  187
States and political
 subdivisions                     393          17           (3)      407
Foreign governments               608          13          (11)      610
Corporate securities            1,581          37          (83)    1,535
Mortgage-backed
 securities                     1,478           3         (123)    1,358
Other fixed maturities             69           -           (6)       63
- ------------------------------------------------------------------------
Total fixed maturities          4,318          72         (230)    4,160
Total equity securities           989          50         (100)      939
- ------------------------------------------------------------------------
Total available for sale       $5,307        $122        $(330)   $5,099
========================================================================

As of December 31, 1994                     Gross        Gross
                            Amortized  Unrealized   Unrealized      Fair
(millions)                       Cost       Gains       Losses     Value
- ------------------------------------------------------------------------
Held to maturity:
U.S. government
 and agencies                  $    3        $  -        $   -    $    3
States and political
 subdivisions                       3           -            -         3
Corporate securities            1,388          15          (97)    1,306
Mortgage-backed
 securities                     1,590           1         (153)    1,438
- ------------------------------------------------------------------------
Total held to maturity         $2,984        $ 16        $(250)   $2,750
========================================================================

The amortized cost and fair value of fixed maturities, by contractual maturity, as of December 31, 1995 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     Amortized      Fair
(millions)                                                Cost     Value
- ------------------------------------------------------------------------
Available for sale:
Due in one year or less                                 $  220    $  222
Due after one year through five years                    1,425     1,455
Due after five years through ten years                   2,472     2,521
Due after ten years                                      1,422     1,454
Mortgage-backed securities                               2,033     2,035
- ------------------------------------------------------------------------
Total available for sale                                $7,572    $7,687
========================================================================

Securities on deposit for regulatory authorities as required by law amounted to $320 million at December 31, 1995 and $296 million at December 31, 1994. As required by the by-laws of Lloyd's brokers, assets subject to floating charges for the benefit of insurance creditors amounted to $566 million and $594 million at December 31, 1995 and 1994, respectively. Aon maintains premium trust bank accounts for premiums collected from insureds but not yet remitted to insurance companies of $495 million and $475 million at December 31, 1995 and 1994, respectively.

At December 31, 1995 and 1994, respectively, Aon had $72 million and $118 million of non-income producing investments.



5. DEBT AND LEASE COMMITMENTS

Notes Payable

The following is a summary of notes payable:

(millions)                      As of December 31            1995   1994
- ------------------------------------------------------------------------
6.3% debt securities, due January 2004                       $100   $100
6.7% debt securities, due June 2003                           150    150
6.875% debt securities, due October 1999                      100    100
7.4% debt securities, due October 2002                        100    100
Notes payable, due in varying installments,
 with interest at 4% to 8%                                     48     46
- ------------------------------------------------------------------------
Total notes payable                                          $498   $496
========================================================================

                       Aon Corporation Annual Report 1995

                   Notes to Consolidated Financial Statements

Interest is payable semiannually on all debt securities. In addition, the debt securities are not redeemable by Aon prior to maturity and contain no sinking fund provisions. Maturities of notes payable are $14 million, $10 million, $21 million, $102 million and $1 million in 1996, 1997, 1998, 1999 and 2000, respectively. In addition, Aon has credit agreements providing lines of credit for commercial paper. The available commercial paper back-up lines of credit totaled $500 million at December 31, 1995.

Information related to notes payable and short-term borrowings is as follows:

(millions except interest rates)
Years ended December 31                                    1995    1994    1993
- -------------------------------------------------------------------------------
Interest paid                                               $54     $44     $41
Weighted average interest rates--short-term
 borrowings                                                 5.9%    4.5%    3.4%
===============================================================================

Guaranteed Debt

During 1989, Aon's employee stock ownership plan (ESOP) entered into loan agreements amounting to $90 million to purchase Aon common stock. The loans are unconditionally guaranteed by Aon and therefore the unpaid balance of the loans is reflected as debt in the accompanying statements of financial position. An equivalent amount, representing deferred compensation, is recorded as a deduction from stockholders' equity. Based on certain provisions in the loan agreements relating to the sale of principal subsidiaries, Aon may be required to refinance the remaining principal balance of $57 million on these loans during 1996. The ESOP paid $14 million, $13 million and $12 million in 1995, 1994 and 1993, respectively, in loan principal and interest from contributions made by Aon to the ESOP as well as dividend proceeds of common stock held by the ESOP. The loans have an interest rate of 8.35% and serially mature through 1999. Interest expense incurred by the ESOP related to these loans amounted to $5 million, $6 million and $7 million in 1995, 1994 and 1993, respectively. Future contributions, as determined by Aon's Board of Directors, plus dividends earned on shares held by the ESOP will be used to service the loans.

Lease Commitments

Aon has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1995 related to continuing operations are as follows:

(millions)                                              Minimum Lease Payments
- ------------------------------------------------------------------------------
1996                                                                      $102
1997                                                                        91
1998                                                                        81
1999                                                                        72
2000                                                                        61
Later years                                                                206
- ------------------------------------------------------------------------------
Total minimum payments required                                           $613
==============================================================================

Rental expenses in continuing operations for all operating leases for the years ended December 31, 1995, 1994 and 1993, amounted to $103 million, $93 million and $102 million, respectively.


6. INCOME TAX

Aon and its principal domestic subsidiaries are included in a consolidated life-nonlife federal income tax return. Aon's foreign subsidiaries file various income tax returns in their foreign jurisdictions. A reconciliation of the income tax provisions for continuing operations based on the statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:

                                Years Ended December 31   1995    1994    1993
- ------------------------------------------------------------------------------
Statutory tax rate                                        35.0%   35.0%   35.0%
Tax-exempt investment income                              (3.8)   (4.0)   (3.9)
State income taxes                                         2.8     2.3     2.2
Other--net                                                (0.3)   (0.9)   (2.0)
- ------------------------------------------------------------------------------
Effective tax rate                                        33.7%   32.4%   31.3%
==============================================================================

The provision for income tax for continuing operations is made up of the following components:

(millions)                       Years ended December 31   1995    1994    1993
- -------------------------------------------------------------------------------
Current:
 Federal                                                   $111    $ 59    $ 49
 Foreign                                                     45      62      38
 State                                                       20      14      11
- -------------------------------------------------------------------------------
Total current                                              $176    $135    $ 98
===============================================================================
Deferred (credit):
 Federal                                                   $(17)   $  1    $ 11
 Foreign                                                     (4)      3      (7)
 State                                                       (1)    (10)      2
- -------------------------------------------------------------------------------
Total deferred                                              (22)     (6)      6
- -------------------------------------------------------------------------------
Provision for income tax                                   $154    $129    $104
===============================================================================

Significant components of Aon's deferred tax liabilities and assets are as follows:

(millions)                                      As of December 31  1995    1994
- -------------------------------------------------------------------------------
Deferred tax liabilities:
 Policy acquisition costs                                          $298    $291
 Unrealized investment gains                                         70       -
 Other--net                                                         197     148
- -------------------------------------------------------------------------------
Total deferred tax liabilities                                      565     439
- -------------------------------------------------------------------------------
Deferred tax assets:
 Insurance reserve amounts                                          217     196
 Unrealized investment losses                                         -      45
 Other--net                                                         122      69
- -------------------------------------------------------------------------------
Total deferred tax assets                                           339     310
- -------------------------------------------------------------------------------
Net deferred tax liabilities                                       $226    $129
===============================================================================

                       Aon Corporation Annual Report 1995

                   Notes to Consolidated Financial Statements


As of December 31, 1994, the deferred tax asset relating to unrealized investment losses is net of a $30 million valuation allowance that was provided directly in stockholders' equity in 1994. In 1995, this valuation allowance was reversed.

Prior to 1984, the life insurance companies were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were "capped" at December 31, 1983 and the balances will be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. As of December 31, 1995, the combined "policyholders' surplus account" of Aon's life insurance subsidiaries approximates $363 million. Aon's life insurance subsidiaries do not intend to make any taxable distributions or exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made. However, if such taxes were assessed, the amount of tax payable would be $127 million.

The amount of income taxes paid for 1995, 1994 and 1993 was $256 million, $167 million and $130 million, respectively.

7. REINSURANCE AND CLAIM RESERVES

Aon's insurance subsidiaries are involved in both the cession and assumption of reinsurance with other companies. Aon's reinsurance consists primarily of short-duration contracts that are entered into with numerous automobile dealerships, financial institutions and insurers. Aon's insurance subsidiaries would remain liable to the extent that the reinsuring companies were unable to meet their obligations.

A summary of reinsurance activity is as follows:

(millions)                 Years ended December 31    1995    1994   1993
- -------------------------------------------------------------------------
Ceded premiums earned                                 $316    $319   $296
Ceded premiums written                                 369     340    322
Assumed premiums earned                                 83      91    121
Assumed premiums written                               101      99    114
Ceded benefits to policyholders                        153     170    125
=========================================================================



Activity in the liability for policy contract claims is summarized as follows:

(millions)                 Years ended December 31    1995    1994   1993
- -------------------------------------------------------------------------
Liabilities at beginning of year                      $681    $686   $669
Incurred losses:
 Continuing operations-current year                    726     596    606
 Continuing operations-prior year                      (71)    (59)   (40)
 Discontinued operations                               361     386    344
- -------------------------------------------------------------------------
Total                                                1,016     923    910
- -------------------------------------------------------------------------
Payment of claims:
 Current year                                         (651)   (582)  (523)
 Prior years                                          (331)   (346)  (370)
- -------------------------------------------------------------------------
Total                                                 (982)   (928)  (893)
- -------------------------------------------------------------------------
Liabilities at end of year
 (net of insurance recoverables):
  1995--$256, 1994--$263,
  1993--$235)                                       $  715   $ 681  $ 686
=========================================================================

Prior years' incurred losses reflect continued favorable development.


8. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Redeemable Preferred Stock

In 1994, Aon issued 1,000,000 shares of redeemable preferred stock to a former officer in exchange for 1,500,000 shares of Aon common stock. Dividends are cumulative at an annual rate of $2.55 per share. The shares of redeemable preferred stock will be redeemable at the option of Aon or the holders, in whole or in part, at $50.00 per share no sooner than February 9, 1999.

Common Stock

Aon repurchased 1,979,000, 844,000 and 16,000 shares in 1995, 1994 and 1993, respectively, of its common stock, primarily to provide shares for stock compensation plans and the 1994 conversion of Series B conversion preferred stock.

Series B Conversion Preferred Stock

At December 1, 1994, 1,439,000 shares of Series B conversion preferred stock were outstanding and each share of stock was automatically converted, pursuant to the stock's terms, into one and one half shares of common stock issued from treasury. Dividends were cumulative at an annualized rate of $3.04 per share. Aon repurchased 1,210,000 shares and 151,000 shares of its outstanding stock for $58 million and $7 million in 1994 and 1993, respectively. These shares were canceled and retired.

8% Cumulative Perpetual Preferred Stock

At December 31, 1995, 5,998,900 shares of cumulative 8% perpetual preferred stock are outstanding. In 1995, 3,001,100 shares were purchased and retired at a total cost of $75 million. Dividends are cumulative at the annual rate of $2.00 per share. At its option, Aon may redeem all or any part of the stock at any time on or after November 1, 1997 at a redemption price of $25.00 per share plus all accrued and unpaid dividends. The holders of the stock have limited voting rights.

6.25% Cumulative Convertible Exchangeable Preferred Stock

At December 31, 1995, 2,136,000 shares of 6.25% cumulative convertible exchangeable preferred stock are outstanding. Dividends are cumulative at the annual rate of $3.125 per share. The stock is convertible at any time at the option of the holder into 1.22 shares of common stock for each share held. The stock is exchangeable at Aon's option, in whole but not in part, on any dividend payment date commencing November 1, 1996 for 6.25% convertible subordinated debentures due November 1, 2022 at the rate of $50.00 principal amount of the debentures for each share. At its option, Aon may redeem all or any part of the outstanding stock, on or after November 1, 1996 at prices ranging from $51.875 per share in 1996 declining to $50.00 per share in 2002 and thereafter, plus accrued and unpaid dividends. The holders of the stock have limited voting rights.

                       Aon Corporation Annual Report 1995

                   Notes to Consolidated Financial Statements

Dividends

A summary of dividends incurred is as follows:

(millions)        Years ended December 31           1995   1994   1993
- ----------------------------------------------------------------------
Redeemable preferred stock                          $  2   $  2   $  -
Common stock                                         145    129    118
Series B conversion
 preferred stock                                       -      6      8
8% cumulative perpetual
 preferred stock                                      16     18     18
6.25% cumulative convertible
 exchangeable preferred stock                          7      7      7
- ----------------------------------------------------------------------
Total dividends incurred                            $170   $162   $151
======================================================================

Statutory Capital and Surplus

Generally, the capital and surplus of Aon's insurance subsidiaries available for transfer to the parent company are limited to the amounts that the insurance subsidiaries' statutory capital and surplus exceed minimum statutory capital requirements; however, payments of the amounts as dividends may be subject to approval by regulatory authorities. See note 6 for possible tax effects of distributions made out of untaxed earnings.

Net statutory income of the insurance subsidiaries, including LOV and UFLIC, is summarized as follows:

(millions)        Years ended December 31           1995   1994   1993
- ----------------------------------------------------------------------
Life insurance                                      $197  $ 272  $ 255
Property casualty                                     58     34     62
======================================================================

Statutory capital and surplus of the insurance subsidiaries is summarized as follows:

(millions)        As of December 31                        1995   1994
- ----------------------------------------------------------------------
Life insurance                                             $766  $ 714
Property casualty                                           296    284
======================================================================

9. EMPLOYEE BENEFITS

Savings and Profit Sharing Plans

Certain of Aon's subsidiaries maintain a contributory savings plan for the benefit of United States salaried and commissioned employees and a contributory profit sharing plan for the benefit of Canadian salaried employees and commissioned agents. The company contribution for the savings plan is based on a match of 100% of employee contributions up to a maximum of 3% of eligible compensation. Provisions made for these plans in continuing operations were $14 million in 1995 and $13 million in 1994 and 1993, respectively.

Employee Stock Ownership Plan

Certain of Aon's subsidiaries maintain a leveraged ESOP for the benefit of the United States salaried and certain commissioned employees. Shares are allocated to eligible employees over a period of ten years through 1998. Contributions to the ESOP charged to continuing operations amounted to $11 million, $9 million and $8 million in 1995, 1994 and 1993, respectively.

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

A summary of the components of net periodic pension cost for the defined benefit plans in 1995, 1994 and 1993 is as follows:

(millions)        Years ended December 31           1995   1994   1993
- ----------------------------------------------------------------------
Defined benefit plan:
 Service cost-benefit earned                        $ 17  $  21  $  19
 Interest cost on projected
  benefit obligation                                  19     17     16
 Actual return on plan assets                        (66)    (3)   (27)
 Net amortization and deferral                        44    (18)     6
- ----------------------------------------------------------------------
Net periodic pension cost                           $ 14  $  17  $  14
======================================================================

The weighted average assumptions used in accounting for the defined benefit plan were:

                  Years ended December 31           1995   1994   1993
- ----------------------------------------------------------------------
Assumed discount rate                                7.5%   8.5%   7.0%
Rate of compensation increase                        5.0%   5.0%   5.0%
Expected long-term rate
 of return on plan assets                            9.0%   9.0%   9.0%
======================================================================

During 1993, the Aon Pension Plan was amended to include certain additional amounts of compensation in determining plan benefits and in 1994 to reduce the maximum amount of compensation that can be considered under the plan as required by law. Further, the Pension Plan was amended in 1994 to provide increases in benefits to current pensioners. Net periodic pension cost for 1994 decreased $2 million and increased $2 million in 1993 as a result of these amendments. There were no amendments in 1995 that affected the net periodic pension cost.

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position for Aon's U.S. defined benefit pension plan.

(millions)        As of December 31                        1995   1994
- ----------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                                  $218  $ 183
Accumulated benefit obligation                              224    189
- ----------------------------------------------------------------------
Projected benefit obligation                                286    228
Plan assets at fair value                                   282    228
- ----------------------------------------------------------------------
Plan assets less than projected
 benefit obligation                                          (4)     -
Unrecognized net gain                                       (26)   (14)
Unrecognized prior service cost                               2      2
Unrecognized net transition assets                            -     (3)
- ----------------------------------------------------------------------
Pension cost included in other liabilities                 $(28) $ (15)
======================================================================

                      Aon Corporation Annual Report 1995

                   Notes to Consolidated Financial Statements

Plan assets include marketable equity securities, deposit administration insurance contracts, and corporate and government debt securities. Included are securities issued by Aon totaling $28 million and $18 million in 1995 and 1994, respectively. In addition, $186 million and $143 million of plan assets are held under a special contract with a subsidiary of Aon in 1995 and 1994, respectively.

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

A summary of the components of net periodic pension cost in continuing operations for the material defined benefit plans, grouped by country, is as follows:

(millions)                       Years ended December 31  1995    1994    1993
- -------------------------------------------------------------------------------
United Kingdom:
 Service cost-benefit earned                              $  11   $   8   $   8
 Interest cost on projected
  benefit obligation                                         15      10       8
 Actual loss (return) on plan assets                        (29)      6     (11)
 Net amortization and deferral                               11     (20)      -
- -------------------------------------------------------------------------------
Net periodic pension cost                                 $   8   $   4   $   5
- -------------------------------------------------------------------------------
The Netherlands:
 Service cost-benefit earned                              $   4   $   2   $   2
 Interest cost on projected
  benefit obligation                                          9       8       7
 Actual return on plan assets                               (11)     (9)    (10)
 Net amortization and deferral                                -       1       -
- -------------------------------------------------------------------------------
Net periodic pension cost (credit)                        $   2   $   2   $  (1)
===============================================================================

The weighted average assumptions used in accounting for these defined benefit plans were:

                                  Years ended December 31  1995    1994    1993
- -------------------------------------------------------------------------------
United Kingdom:
 Assumed discount rate                                      9.0%    9.0%    7.3%
 Rate of compensation increase                              7.0%    7.0%    5.0%
 Expected long-term rate of
  return on plan assets                                    10.0%   10.0%   10.0%
- -------------------------------------------------------------------------------
The Netherlands:
 Assumed discount rate                                      7.0%    7.0%    7.0%
 Rate of compensation increase                              4.0%    4.0%    4.0%
 Expected long-term rate of
  return on plan assets                                     7.0%    7.0%    7.0%
===============================================================================

The following table sets forth the funded status and the amounts recognized in the 1995 and 1994 consolidated statements of financial position for Aon's foreign defined benefit pension plans.

United Kingdom:
(millions)                                       As of December 31  1995   1994
- -------------------------------------------------------------------------------
Projected benefit obligation                                        $192   $172
Plan assets at fair value                                            212    179
- -------------------------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                                                   20      7
Unrecognized net loss                                                  4     14
Unrecognized prior service cost                                        1      1
Unrecognized net transition obligation                                 1      1
Adjustment to recognize minimum liability                              -     (4)
- -------------------------------------------------------------------------------
Prepaid pension cost included in other assets                       $ 26   $ 19
- -------------------------------------------------------------------------------

The Netherlands:

(millions)                                       As of December 31  1995   1994
- -------------------------------------------------------------------------------
Projected benefit obligation                                        $140   $123
Plan assets at fair value                                            168    146
- -------------------------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                                                   28     23
Unrecognized net loss                                                 19     18
- -------------------------------------------------------------------------------
Prepaid pension cost included in other assets                       $ 47   $ 41
- -------------------------------------------------------------------------------

Postretirement Benefits Other Than Pensions

Aon sponsors defined benefit postretirement health and welfare plans that cover both salaried and nonsalaried employees in the U.S., as well as certain other salaried employees in Canada. In the U.S., one plan provides medical benefits, prior to and subsequent to Medicare eligibility, and the other provides life insurance benefits. In Canada, the plans provide both extended health care benefits and life insurance benefits. The postretirement health care plans are contributory, with retiree contributions adjusted annually; the life insurance plans are noncontributory. The employer's liability for future plan cost increase is limited in any year to 5% per annum. All plans are funded on a pay-as-you go basis.

The following table sets forth the plans' combined funded status:

(millions)                           As of December 31, 1995   Medical     Life
- -------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                         $15      $ 8
  Fully eligible active plan participants                            8        4
  Other active plan participants                                     9        2
- -------------------------------------------------------------------------------
                                                                    32       14
Unrecognized prior service                                          22        6
Unrecognized net gain                                               20        5
- -------------------------------------------------------------------------------
Accrued postretirement benefit liability                           $74      $25
===============================================================================

(millions)                           As of December 31, 1994   Medical     Life
- -------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                         $16      $ 6
  Fully eligible active plan participants                            7        4
  Other active plan participants                                     8        2
- -------------------------------------------------------------------------------
                                                                    31       12
Unrecognized prior service                                          26        8
Unrecognized net gain                                               22        6
- -------------------------------------------------------------------------------
Accrued postretirement benefit liability                           $79      $26
===============================================================================

                       Aon Corporation Annual Report 1995

                  Notes to Consolidated Financial Statements


Net periodic postretirement benefit cost in continuing operations includes the following components:

(millions)             Years ended December 31    1995    1994   1993
- ---------------------------------------------------------------------
Service cost                                       $ 1     $ 1    $ 3
Interest cost                                        3       4      5
Amortization of prior service                       (7)     (6)    (5)
- ---------------------------------------------------------------------
Net periodic postretirement
 benefit cost (credit)                             $(3)    $(1)   $ 3
=====================================================================

For measurement purposes in 1995, 1994 and 1993, a 10.5%, 11.5% and 12.5%, respectively, annual rate of increase in the per capita cost of covered health care benefits (trend rate) adjusted for actual current year cost experience was assumed, decreasing gradually to 6% in year 2000 and remaining the same thereafter. However, with the employer funding increase cap limited to 5% per year, net employer trend rates are effectively limited to 5% per year in the future.

Increasing the assumed health care cost trend rates by one percentage point would result in a negligible change in the accumulated postretirement benefit obligation (APBO) as of December 31, 1995 because of the 5% cap on future employer funding increases for domestic medical plans.

Assumptions used in determining the APBO are summarized below:

                As of December 31         1995       1994        1993
- ---------------------------------------------------------------------
Weighted-average discount rate             7.5%       8.5%        7.0%
Weighted-average rate of
 compensation increase                     5.0%       5.0%        5.5%
=====================================================================

10. STOCK COMPENSATION PLANS

Stock Award Plan

In 1994, Aon's stockholders approved an amendment to the Aon Stock Award Plan that increased the aggregate number of shares of common stock that Aon can award from 1,350,000 to 3,350,000 shares. Generally, the award plan requires the employees to complete three continuous years of service before the award begins to vest in increments until the completion of a ten year period of continuous employment. All awarded shares are issued as they become vested. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested awards. The compensation cost associated with each award is deferred and amortized over the period of continuous employment using the straight line method.

Aon common stock awards outstanding consist of the following:

(thousands)     Years ended December 31       1995      1994     1993
- ---------------------------------------------------------------------
Shares outstanding at beginning
 of year                                     2,169     1,672    1,269
Granted                                        709       726      539
Vested and exercised                          (216)     (214)    (107)
Canceled                                       (53)      (15)     (29)
- ---------------------------------------------------------------------
Shares outstanding at end of year            2,609     2,169    1,672
=====================================================================

Stock Option Plan

Under a nonqualified stock option plan, options to purchase common stock were granted to certain officers and employees of Aon and its subsidiaries at 100% of market value on the date of grant. Common stock options outstanding consisted of the following:

      Years ended December 31        1995               1994
- ---------------------------------------------------------------------
                                   No. of     Price   No. of    Price
(shares in thousands)              Shares     Range   Shares    Range
- ---------------------------------------------------------------------
Options outstanding
 at beginning of year               3,346    $14-36    2,699   $14-36
Granted                             1,086     32-38    1,134    31-36
Exercised                            (747)    14-29     (353)   14-26
Canceled                             (210)    17-36     (134)   14-36
- ---------------------------------------------------------------------
Options outstanding
 at end of year                     3,475    $20-38    3,346   $14-36
- ---------------------------------------------------------------------
Options exercisable
 at end of year                       425    $20-35      648   $14-32
- ---------------------------------------------------------------------
Options available for
 grant at end of year               1,450              2,326
=====================================================================


11. FINANCIAL INSTRUMENTS

Financial Risk Management

Aon is exposed to market risk from changes in interest rates and foreign currency exchange rates. To manage the volatility related to these exposures, Aon enters into various derivative transactions that have the effect of minimizing these risks by creating offsetting market exposures. If Aon did not use derivative contracts, its exposure and market risk would be higher. The derivative financial instruments held by Aon are held for purposes other than trading.

Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses.

In addition to creating market risks that offset the underlying business exposures, derivative instruments also give rise to credit risks due to possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contacts that are favorable to Aon. Aon has limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions and by using exchange-traded instruments. Aon closely monitors the credit worthiness of, and exposure to, its counterparties and considers its credit risk to be minimal. At December 31, 1995 and 1994, Aon placed securities in escrow amounting to $1 million and $21 million, respectively, relating to these derivative contracts.

                      Aon Corporation Annual Report 1995

                  Notes to Consolidated Financial Statements


Interest Rate Risk Management

Aon uses interest rate derivative contracts to manage the interest rate risk associated with assets and liabilities underlying its underwriting businesses. Interest rate derivatives are also utilized to manage the company's funding and other corporate risks.

Interest rate swap agreements have been used primarily to manage asset and liability durations relating to the discontinued capital accumulation annuity business. Exchange-traded Eurodollar futures, used in conjunction with basis rate swaps, are used to manage asset liability durations related to various other crediting arrangements emanating from other insurance businesses. As of December 31, 1995 and 1994, these swap agreements had the net effect of lengthening liability durations. Variable rates received on interest rate and basis rate swap agreements correlate with crediting rates paid on outstanding liabilities. The net effect of swap payments is settled periodically and reported in income. There is no settlement of underlying notional amounts.

Exchange-traded treasury futures and options are used primarily as a hedge against the value of Aon's available for sale fixed maturity investments. Aon sells futures as well as writes call options and limits its risk on these written options to a spread by purchasing call options. Exchange-traded futures and options are valued and settled daily. The premium that Aon pays for purchased options and receives for written options represents the cost basis of the option until it expires or is closed.

Aon also enters into interest rate swap agreements, sells exchange-traded interest rate futures and purchases interest rate caps to limit its interest expense on short-term borrowings. The premium that Aon pays for interest rate caps represents the cost basis of the position until it expires or is closed.

Aon performs frequent analyses to measure the degree of correlation associated with its derivative programs. Aon assesses the adequacy of the correlation analyses results in determining whether the derivatives qualify for hedge accounting. Realized gains and losses on derivatives that qualify as hedges are deferred and reported as an adjustment of the cost basis of the hedged item. Deferred gains and losses are amortized into income over the life of the hedged item. Outstanding derivatives that are hedges of items carried at fair value are reflected in the financial statements with the derivative fair value reported as unrealized gains and losses directly in stockholders' equity.

Foreign Exchange Risk Management

Aon uses foreign currency futures, options, and forward contracts to hedge against the effects of foreign currency fluctuations on the translation of the financial statements of Aon's foreign operations. Generally, realized and unrealized gains and losses on those derivatives are recorded directly to stockholders' equity, as a component of net unrealized foreign exchange gains and losses.

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

Notional and Other Data

The following are the notional amounts of Aon's outstanding derivatives grouped by the types of risks being managed:

(millions)                      As of December 31                   1995    1994
- --------------------------------------------------------------------------------

Interest rate and asset/liability duration management
  Eurodollar futures sold                                           $820  $   50
  Treasury futures sold                                                -     866
  Call options                                                         -   1,089
  Interest rate swaps-pay fixed                                      260     750
  Interest rate swaps-receive fixed                                   10      10
  Basis rate swaps-pay and receive variable                           70       -
Interest rate management for anticipated transactions
  Interest rate caps                                                  72      58
  Interest rate swaps-pay fixed                                        -      41
Foreign currency management-forwards                                  62      37
================================================================================

During 1995 and 1994, Aon amortized $3 million of net deferred gains relating to derivatives into income. Deferred losses related to anticipated transactions were immaterial at December 31, 1995 and 1994.

The interest rates on Aon's principal outstanding swaps at December 31 are presented below:

                                                              Pay        Receive
                                                            Fixed       Variable
- --------------------------------------------------------------------------------
1995                                                      7.9-8.3%           5.4%
1994                                                      7.7-8.3%           7.8%
================================================================================

As of December 31, 1995, the principal swaps have maturities ranging from September 1999 to October 2000 and variable rates based on five-year treasury rates. Basis rate swaps mature in December 2000 and require payments based on the three month LIBOR index and provide for receipts based on the two-year treasury rate. Eurodollar futures, with maturities ranging from March 1996 to September 2000, effectively convert the variable rate basis swap payments to fixed payments.

Other Financial Instruments

Aon has certain investment commitments to provide capital and fixed-rate loans as well as certain forward contract purchase commitments. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 1995 and 1994 totaled $196 million and $134 million, respectively.

                      Aon Corporation Annual Report 1995

                  Notes to Consolidated Financial Statements


Subsidiaries of Aon have entered into agreements with financial institutions, whereby the subsidiaries sold certain receivables, with limited recourse. Agreements provide for sales of receivables on a continuing basis through November 1996. As of December 31, 1995 and 1994, the maximum commitment contained in these agreements was $752 million and $525 million, respectively. Accounts receivable sold in 1995, 1994 and 1993 amounted to $1,253 million, $1,095 million and $879 million, respectively. Outstanding receivables of $687 million and $512 million, remained to be collected at December 31, 1995 and 1994, respectively. Aon's credit risk relates to amounts that may be due under recourse provisions that could exceed recorded estimates. At December 31, 1995 and 1994, this exposure was approximately $42 million and $34 million, respectively.

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

As of December 31                1995                1994
- ----------------------------------------------------------------
                           Carrying     Fair   Carrying     Fair
(millions)                    Value    Value      Value    Value
- ----------------------------------------------------------------
Assets:
 Fixed maturities and
  equity securities
  (note 4)                   $8,693   $8,693     $8,083   $7,849
 Mortgage loans on
  real estate                   632      684        568      557
 Policy loans                   226      223        215      212
 Cash, short-term and
  other long-term
  investments and
  receivables                 4,163    4,163      4,043    4,043
 Derivatives                      1        1         --       --
Liabilities:
 Investment type
  insurance contracts        $3,666   $3,711     $3,830   $3,745
 Short-term borrowings,
  premium payables
  and commissions
  and general expenses        3,638    3,638      3,179    3,179
 Notes payable                  498      513        496      453
 Derivatives                     --       24          8       12
================================================================

As of December 31, 1995, the principal differences between carrying value and fair value in the forgoing table, related to mortgage loans on real estate, policy loans and investment type insurance contracts, primarily represent discontinued operations.


12. LITIGATION

Aon and its subsidiaries are subject to numerous claims and lawsuits that arise in the ordinary course of business. Some of these cases are being litigated in jurisdictions which have judicial precedents and evidentiary rules which are generally believed to favor individual plaintiffs against corporate defendants. The damages that may be claimed in these and other jurisdictions are substantial, including in many instances claims for punitive or extraordinary damages. Accruals for these lawsuits have been provided to the extent that losses are deemed probable and are estimable. Although the ultimate outcome of these suits cannot be ascertained and liabilities in indeterminate amounts may be imposed on Aon or its subsidiaries, on the basis of present information, availability of insurance coverages, and advice received from counsel, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of Aon.


13. SEGMENT INFORMATION

Aon Corporation is a multinational holding company. Its businesses serve consumers and commercial operations in North America, Latin and South America, Europe, Asia and the Pacific markets. With the planned 1996 sale of UFLIC and LOV (see note 3), Aon reclassified its operating segments to reflect the focus of the company's continuing operations. Aon's continuing operations are concentrated into two core businesses. Insurance brokerage and consulting services provide services for commercial, industrial and insurance company clients. Insurance underwriting provides life, accident and health insurance and extended warranty products for individual consumers, delivered through controlled distribution channels. Beginning in fourth quarter 1995, insurance underwriting operations are presented as one segment based on the related nature, distribution channels and markets of the continuing products. Prior period segments have been reclassified to conform to the 1995 presentation.

The segment information located on pages 11 and 12 is incorporated herein by reference.

                      Aon Corporation Annual Report 1995

Reports by Independent Auditors and Management


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS

Aon CORPORATION

We have audited the accompanying consolidated statements of financial position of Aon Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 4, the Company changed its method of accounting for certain investments in 1994.




/S/ Ernst & Young LLP


Chicago, Illinois
February 8, 1996


REPORT BY MANAGEMENT

The management of Aon Corporation is responsible for the integrity and objectivity of the financial statements and other financial information in the annual report. The statements have been prepared in conformity with generally accepted accounting principles. These statements include informed estimates and judgments for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. Financial information elsewhere in this report is consistent with that in the financial statements. The consolidated financial statements have been audited by our independent auditors. Their role is to render an independent professional opinion on Aon's financial statements.

Management maintains a system of internal control designed to meet its responsibilities for reliable financial statements. The system is designed to provide reasonable assurance, at appropriate costs, that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative costs and expected benefits of those controls. It is management's opinion that its system of internal control, as of December 31, 1995, was effective in providing reasonable assurance that its financial statements were free of material misstatement. In addition, management supports and maintains a professional staff of internal auditors who coordinate audit coverage with the independent auditors and conduct an extensive program of financial and operational audits.

The Board of Directors selects an Audit Committee from among its members. No member of the Audit Committee is an employee of Aon. The Audit Committee is responsible to the Board for reviewing the accounting and auditing procedures and financial practices of Aon and for recommending appointment of the independent auditors. The Audit Committee meets periodically with management, internal auditors and independent auditors to review the work of each and satisfy itself that those parties are properly discharging their responsibilities. Both the independent auditors and the internal auditors have free access to the Committee, without the presence of management, to discuss the adequacy of internal control and to review the quality of financial reporting.

                      Aon Corporation Annual Report 1995

Selected Financial Data

(millions except common stock and per share data)             1995             1994         1993         1992             1991
- ------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA*
  Brokerage commissions and fees                     $       1,628    $       1,370    $   1,173    $     697    $         375
  Premiums earned                                            1,427            1,322        1,278        1,275            1,214
  Net investment income                                        329              257          227          223              215
  Realized investment gains                                     13               19           30           24               27
  Other income                                                  69               73           63           59               94
                                                     -------------------------------------------------------------------------
   Total revenue                                             3,466            3,041        2,771        2,278            1,925
- ------------------------------------------------------------------------------------------------------------------------------

  Income from continuing operations                  $         304    $         269    $     228    $     134    $         185
  Income from discontinued operations                           99               91           96           72               57
  Net income                                                   403              360          324          127              242
  Operating income from continuing operations**                295              256          214          171              165
  Operating income***                                          400              356          312          265              239
==============================================================================================================================

PER SHARE DATA
  Income from continuing operations                  $        2.57    $        2.28    $    1.91    $    1.24    $        1.89
  Income from discontinued operations                         0.91             0.86         0.90         0.69             0.58
  Net income                                                  3.48             3.14         2.81         1.17             2.47
  Operating income from continuing operations**               2.49             2.16         1.79         1.60             1.68
  Operating income***                                         3.45             3.10         2.70         2.49             2.44
==============================================================================================================================

BALANCE SHEET DATA
ASSETS
  Investments                                        $      10,639    $       9,783    $   9,652    $   9,088    $       8,360
  Other                                                      9,097            8,139        6,627        5,202            3,273
                                                     -------------------------------------------------------------------------
   Total assets                                      $      19,736    $      17,922    $  16,279    $  14,290    $      11,633
==============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
  Policy liabilities                                 $       9,556    $       9,310    $   8,776    $   7,759    $       7,342
  Notes payable                                                554              561          594          556              501
  General liabilities                                        6,902            5,744        4,621        3,871            2,015
                                                     -------------------------------------------------------------------------
   Total liabilities                                        17,012           15,615       13,991       12,186            9,858
  Redeemable preferred stock                                    50               50           --           --               --
  Stockholders' equity                                       2,674            2,257        2,288        2,104            1,775
                                                     -------------------------------------------------------------------------
   Total liabilities and stockholders' equity        $      19,736    $      17,922    $  16,279    $  14,290    $      11,633
==============================================================================================================================

COMMON STOCK DATA
  Dividends paid per share                           $        1.34    $        1.26    $    1.18    $    1.11    $        1.05
  Stockholders' equity per share                             22.77            18.30        18.95        17.48            17.39
  Price range                                        50 7/8-31 3/8    35 3/4-29 1/4    39-30 7/8    36-26 1/8    27 7/8-19 7/8
  Market price at year-end                                  49.875           32.000       32.250       36.000           26.375
  Common stockholders                                       13,520           14,163       14,615       14,746           15,168
  Shares outstanding (in millions)                           108.3            107.7        101.6        100.0             97.9
==============================================================================================================================

  *Income statement data has been reclassified to reflect continuing operations.

 **Operating income from continuing operations excludes after-tax realized investment gains, a retroactive tax charge in 1993 of
   $5.4 million, the 1992 cumulative effect of changes in accounting principles of $79.6 million, and 1992 special charges of
   $54.3 million.

***Operating income excludes after-tax realized investment gains, a retroactive tax charge in 1993 of $5.4 million, the 1992 cumulative effect of changes in accounting principles of $79.6 million, and 1992 special charges of $61.4 million.

                      Aon Corporation Annual Report 1995

Quarterly Financial Data

(millions except common stock and per share data)             1Q         2Q             3Q             4Q          1995
- -----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA*
  Brokerage commissions and fees                   $       419.7  $   394.7  $       394.5  $       419.3  $     1,628.2
  Premiums earned                                          335.7      364.7          358.1          368.0        1,426.5
  Net investment income                                     80.9       77.5           86.6           84.4          329.4
  Realized investment gains                                  1.1       (0.6)           8.8            3.8           13.1
  Other income                                              15.8       15.6           17.7           19.4           68.5
                                                   ---------------------------------------------------------------------
    Total revenue                                          853.2      851.9          865.7          894.9        3,465.7
                                                   ---------------------------------------------------------------------
  Income from continuing operations                         90.5       71.7           77.0           64.5          303.7
  Income from discontinued operations                       20.7       27.0           23.0           28.4           99.1
  Net income                                               111.2       98.7          100.0           92.9          402.8
  Operating income from continuing operations**             89.8       72.0           71.4           62.0          295.2
  Operating income***                                      110.8       97.8           99.1           92.3          400.0
========================================================================================================================
PER SHARE DATA
  Income from continuing operations                $        0.77  $    0.60  $        0.66  $        0.54  $        2.57
  Income from discontinued operations                       0.19       0.25           0.21           0.26           0.91
  Net income                                                0.96       0.85           0.87           0.80           3.48
  Operating income from continuing operations**             0.76       0.60           0.61           0.52           2.49
  Operating income***                                       0.96       0.84           0.86           0.80           3.45
========================================================================================================================
COMMON STOCK DATA
  Dividends paid per share                         $        0.32  $    0.34  $        0.34  $        0.34  $        1.34
  Stockholders' equity per share                           19.79      21.63          21.89          22.77          22.77
  Price range                                      37 1/2-31 3/8  38-35 5/8  41 3/4-36 1/4  50 7/8-40 1/2  50 7/8-31 3/8
  Average dividend yield                                     3.7%       3.7%           3.4%           3.0%           3.3%
  Shares outstanding (in millions)                         108.0      107.1          108.0          108.3          108.3
  Average monthly trading volume (in millions)               1.4        1.8            2.1            3.1            2.1
========================================================================================================================

(millions except common stock and per share data)             1Q         2Q             3Q             4Q           1994
- ------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA*
  Brokerage commissions and fees                   $       342.2  $   336.1  $       336.7  $       354.6  $     1,369.6
  Premiums earned                                          315.2      331.2          327.2          348.7        1,322.3
  Net investment income                                     61.2       60.1           63.5           72.3          257.1
  Realized investment gains                                 (2.6)       1.9            3.8           16.0           19.1
  Other income                                              19.6       17.3           16.7           19.5           73.1
                                                   ---------------------------------------------------------------------
    Total revenue                                          735.6      746.6          747.9          811.1        3,041.2
                                                   ---------------------------------------------------------------------
  Income from continuing operations                         74.1       63.0           61.8           69.6          268.5
  Income from discontinued operations                       25.0       25.2           24.9           16.4           91.5
  Net income                                                99.1       88.2           86.7           86.0          360.0
  Operating income from continuing operations**             75.8       61.7           59.4           59.3          256.2
  Operating income***                                       98.0       87.1           85.6           85.6          356.3
========================================================================================================================
PER SHARE DATA
  Income from continuing operations                $        0.64  $    0.53  $        0.52  $        0.58  $        2.28
  Income from discontinued operations                       0.24       0.24           0.24           0.16           0.86
  Net income                                                0.88       0.77           0.76           0.74           3.14
  Operating income from continuing operations**             0.66       0.52           0.50           0.48           2.16
  Operating income***                                       0.87       0.76           0.75           0.73           3.10
========================================================================================================================
COMMON STOCK DATA
  Dividends paid per share                         $        0.30  $    0.32  $        0.32  $        0.32  $        1.26
  Stockholders' equity per share                           18.88      18.73          18.75          18.30          18.30
  Price range                                              35-30  32 3/8-32  35 3/4-32 3/8      34-29 1/4  35 3/4-29 1/4
  Average dividend yield                                     3.7%       4.0%           3.8%           4.0%           3.9%
  Shares outstanding (in millions)                         101.1      101.8          102.1          107.7          107.7
  Average monthly trading volume (in millions)               1.6        1.1            1.5            1.9            1.5
========================================================================================================================

  *Income statement data has been reclassified to reflect continuing operations. **Operating income from continuing operations excludes after-tax realized investment gains of $8.5 million and $12.3 million in 1995 and 1994, respectively.
***Operating income excludes after-tax realized investment gains of $2.8 million and $3.7 million in 1995 and 1994, respectively.

                       Aon Corporation Annual Report 1995