Form 10-K, Exhibit 13
period 1996-12-31
AON CORP
filed 1997-03-26
CIK 315293

BROKERAGE AND CONSULTING
As the world's fastest-growing global insurance brokerage and consulting services organization, Aon Group is combining its collective knowledge, technological expertise and global distribution capabilities to provide clients with cost-effective, value-added solutions.

In the rapidly changing, consolidating insurance industry, Aon pursues a sharply focused strategy, concentrating more of its resources in insurance brokerage and consulting. Consistent with our strategy, we acquired Bain Hogg Group plc last October and, in early 1997, we completed the merger with Alexander & Alexander Services Inc. These companies provide Aon with enhanced resources, access to more insurance markets and a wider range of specialist capabilities. Together, we provide our clients with creative insurance and consulting solutions through local representation supported by a network of more than 400 owned offices in some 60 countries.

OPERATIONS REVIEW
Aon Group comprises four major operating units: Aon Risk Services, Aon Specialty Group, Aon Re Worldwide and Aon Consulting Worldwide. Despite increasingly competitive market conditions, Aon Group had good growth and earnings in 1996, through its acquisition program and internal growth initiatives. The company generated major new business and maintained high retention rates by focusing on strategies to address all of our client segments (global accounts, middle market and small commercial business). To counter the industry's pricing pressures, the company is reducing operating costs through consolidation and elimination of redundancies, and increasing efficiency while maintaining its high standard of services. By focusing on specialized lines of business and our interdependent strategy, the company has improved its ability to offer insurance solutions and distribution on a global basis.

OPPORTUNITIES
Aon Group differentiates itself through a niche focus on industry and product specializations, by its ability to attract and maintain top professionals, and its unmatched worldwide distribution capabilities. Aon's culture enables synergies to develop among insurance and reinsurance brokerage, risk management and consulting services. Through our collective organizations, Aon Group sees a number of attractive, long-term growth opportunities: enhancing its insurance management services to commercial and industrial organizations and insurance underwriting/distribution organizations; increasing its presence in international markets and emerging markets; bringing capital markets expertise and resources to our clients; and developing and implementing advanced technology applications.

OUTLOOK
The intermediary role is no longer confined solely to obtaining coverage for clients. Instead, our industry is consolidating into single-source providers of insurance and reinsurance brokerage, consulting services and funding solutions to access non-traditional insurance capital. To adapt to this change, a brokerage and consulting organization must become integral to the process of managing and transferring risk. As our diverse client base demands solutions to increasingly complex risks, Aon Group provides a complete approach to risk management, offering services beyond traditional risk-transfer to include access to alternative markets. The company is well positioned to address the changing needs of the insurance marketplace by offering value-added risk management advice, innovative risk-transfer solutions, and thorough, reliable knowledge of global markets and local customs.

BROKERAGE AND CONSULTING


Services for Today and Tomorrow

Aon Group focuses on providing an expanding range of insurance and consulting services, beyond brokerage, to meet the demands of our clients.Our mission is to continue being the preeminent provider of risk management, insurance and reinsurance brokerage and consulting services delivered through an extensive worldwide network of local offices.

In cooperation with our clients, we are dedicated to developing innovative ideas and solutions to address risk management issues. Through an interdependent strategy, Aon's expert teams work to deliver seamless, consistent, high-quality service to meet our clients' ever-changing needs. Our clients are large and small, some are global and some are local. Directed by the goal of putting the client first, Aon focuses its vast global resources through local offices and account executives, thereby delivering the best of Aon to every client, anywhere in the world.

ENHANCED GLOBAL PRESENCE
Outside the United States, London is the international focal point of the insurance and reinsurance marketplace. With the addition of Bain Hogg and Alexander & Alexander, Aon is the leading specialist broker in London. Aon's U.K.-based reinsurance and specialty brokerage companies, Nicholson Jenner Leslie, Bain Hogg International and Alexander Howden, operate under the combined name Aon Group Limited. As the preeminent London broker, Aon Group Limited places reinsurance and specialty business into Lloyd's, the London market and worldwide markets. The company is involved in key specialty areas, such as aviation, energy, financial institutions, marine, and directors' and officers' liability. The inclusion of Bain Hogg and Alexander Howden adds significant depth to the company's resources, particularly in reinsurance, accident and health, construction, energy, international property and professional indemnity.

In addition to an enhanced London market presence, the additions of Bain Hogg and Alexander & Alexander significantly expand Aon's capabilities, depth and geographic reach of its global insurance and consulting services. Overall, these combinations solidify Aon's position as one of the premier insurance, reinsurance and specialty brokers in the world. Aon is a market leader in the following retail brokerage markets: the United States, the United Kingdom, Australia, Asia, Canada, Mexico, The Netherlands and New Zealand. The combinations also significantly strengthen Aon's brokerage presence in Africa, France, Germany, Latin America and the Middle East. The consulting businesses of Alexander & Alexander add further depth to Aon's integrated human resources consulting operations and its global market position, particularly in the United States, the United Kingdom, Australia and Canada.

As an example of our overall service and distribution capabilities, Aon offers premium financing products to the commercial clients of Aon Group and other independent organizations. Also, as part of Aon's services to the automotive industry, our finance company acts principally as a servicer of finance receivables and provides all the key elements to assist auto retailers in establishing captive finance companies.

BROKERAGE AND CONSULTING GEOGRAPHIC PRESENCE

Argentina            Hong Kong                      Russia
Aruba                Hungary                        Saipan
Australia            India                          Singapore
Austria              Indonesia                      Slovak Republic
Bahrain              Ireland                        Solomon Islands
Belgium              Italy                          South Africa
Bermuda              Japan                          South Korea
Brazil               Kenya                          Spain
Canada               Lithuania                      Swaziland
Chile                Luxembourg                     Sweden
China                Malawi                         Switzerland
Colombia             Malaysia                       Taiwan
Czech Republic       Malta                          Thailand
Denmark              Mexico                         Turkey
Estonia              The Netherlands                Uganda
Fiji                 The Netherlands Antilles       United Arab Emirates
Finland              New Zealand                    United Kingdom
France               Nigeria                        United States
Germany              Norway                         Venezuela
Greece               Philippines                    Vietnam
Guam                 Poland                         Zimbabwe
                     Portugal

The two pie charts on the top of page 11 show the 1996 brokerage and consulting services revenue and pretax income (before special charges) by geographic segmentation. Revenue from United States, Europe, and rest of world represents 64%, 30%, and 6%, respectively, of the 1996 total brokerage and consulting revenue. Pretax income from United States, Europe, and rest of world represents 64%, 30%, and 6%, respectively, of the 1996 total brokerage and consulting pretax income.

Aon RISK SERVICES

OVERVIEW
Aon Risk Services (ARS) is Aon's global retail insurance brokerage and risk management services company. The combination of ARS with the retail operations of Alexander & Alexander and Bain Hogg, provides Aon with an enhanced retail distribution network.

SERVICES
Through its worldwide distribution system, ARS provides complete risk services, including insurance placement, specialized brokerage services, program development and administration, premium financing services, risk management and loss-control consulting. ARS focuses its efforts on industry specialties such as aviation, construction, credit insurance, energy, entertainment, financial institutions and marine, as well as specific product coverages that include accident and health, directors' and officers' liability, international property, workers' compensation, and errors and omissions coverages for major law firms and other professional organizations.

MARKETS
ARS provides insurance management solutions to targeted markets in varying industries. Aon's resources are delivered by local account executives to global and diverse clients, encompassing large corporate, middle-market and small commercial enterprises.

STRENGTHS
Market demand has shifted from "insurance buying" to financial and risk management, where knowledge-based solutions are at a premium. Through its proprietary Knowledge Network, ARS combines global knowledge and experience to offer value-added solutions. As a non-hierarchical, highly responsive organization, ARS adds greater value through its targeted focus, industry experience, local expertise and interdependent network of company resources.

STRATEGIES
ARS will continue to create expert groups focused on developing specialty product coverages, such as workers' compensation, disability and employee services. ARS anticipates growing opportunities in offering services to support banks and other financial institutions as they enter the insurance market. The company is further expanding the global reach of several specialty practices such as construction, energy and health care.



Aon SPECIALTY GROUP

OVERVIEW
Aon Specialty Group (ASG) delivers highly specialized insurance products and services for professional groups, service businesses, governments, health-care providers and commercial organizations. It also provides custom services in managing general underwriting and wholesale brokerage for insurance organizations.

SERVICES
For insurance companies, ASG provides underwriting management skills, claims and risk management expertise, and third-party administration services. It serves agents and brokers through a network of underwriting managers and wholesale brokerage operations, providing access to markets for specialized business. For individuals and businesses, it provides affinity products for professional liability, life and personal lines. The Aon Healthcare Alliance unit brings a fully integrated line of Aon services to health-care providers.

MARKETS
ASG is a source of alternative distribution for the products and services of both Aon and the insurance markets it represents. Clients include insurance companies, individual insurance agents and brokers, individual professionals and businesses such as health care providers. Ongoing soft-market conditions will make certain insurance products too costly for traditional distribution sources, resulting in increased opportunities for Aon's alternative distribution methods.

STRENGTHS
ASG brings an innovative niche focus to the industry, concentrating on thorough knowledge of clients' profession or industry. It excels at multiple-channel distribution systems, state-of-the-art products for specific industries and professionals, and cost-effective delivery of products and services. ASG is the largest program administrator for professional liability, with strong emphasis on accounting, law and health care.

STRATEGIES
ASG is creating a new program business devoted exclusively to national associations. Using existing back-room capabilities, the new unit will focus on the particular needs of associations and their members. Also, ASG has recently established a network to provide an exchange of people, ideas and technology that facilitates global affinity business growth.


Aon RE WORLDWIDE

OVERVIEW
Aon's  reinsurance  brokerage  activities  are organized  under Aon Re Worldwide
(ARW). With the additional reinsurance business of Alexander & Alexander and Bain Hogg, ARW is a global leader in the reinsurance and specialist brokerage industry.

SERVICES
ARW provides clients with reinsurance placement, alternative risk services, captive management services and catastrophe information forecasting. It offers reinsurance expertise in niche industries, including aviation, marine and energy, as well as in specialty lines such as professional liability, directors' and officers' liability, errors and omissions, and excess and surplus lines. ARW provides in-depth analysis of clients' exposures and alternative reinsurance options, using sophisticated security and risk portfolio analysis.

MARKETS
ARW has a strong global presence in most of the major insurance markets. To complement its market leadership in the United States and the United Kingdom, ARW is strengthening its presence in many of the developing regions, such as Latin America and the Pacific. Its primary clients are global, national and regional insurance companies, reinsurance companies, Lloyd's syndicates, affinity and risk retention groups.

STRENGTHS
ARW's approach is designed to provide the best global brokerage expertise, market intelligence and analytical tools available so their clients can make informed buying decisions. Through a combination of product line and geographical expertise, including significant presence in the United States and London, ARW provides clients with efficient and cost-effective means of reinsuring their exposures.

STRATEGIES
ARW continues to make significant investments in its technological capabilities. The company provides a unique combination of risk management knowledge, software technology and engineering expertise to provide clients with advanced catastrophic risk management services. Through the development of Aon Capital Markets, ARW is drawing upon Aon's collective expertise and worldwide resources to access non-traditional insurance capital from the global capital markets.


Aon CONSULTING WORLDWIDE

OVERVIEW
Aon Consulting Worldwide (ACW) is one of the world's largest consulting organizations, offering fully integrated human resources consulting services. Its innovative professionals specialize in linking people strategies to business initiatives for improved performance. ACW's approach ensures that our clients are effectively attracting, retaining and utilizing their people "assets."

SERVICES
ACW offers services in employee benefits, human resources, compensation and change management. Specific services include organizational analysis and HR strategic planning, job design and competency modeling, recruitment and selection, compensation and reward systems, benefits design and management, training and development, HR compliance and risk management, individual and organizational change management.

MARKETS
ACW serves small, mid-size and large corporations by integrating its services into all aspects of the client's human resources programs. Focusing on the increasing demand for outsourcing solutions, ACW targets emerging businesses, IPOs, recent mergers or acquisitions and corporations that are reengineering staff functions. ACW is well-positioned to provide its services to a variety of industries. For example, the company is the automotive industry's primary provider of employee selection services such as screening, testing and hiring.

STRENGTHS
ACW offers companies an objective, global perspective that provides integrated solutions and consistent administration, ensuring effective design and implementation of client programs. To enhance efficiencies, ACW creatively uses technology such as computerized testing systems and voice response systems.

STATEGIES
ACW is targeting a larger share of the global human resources management marketplace. Rather than making large capital investments in "administration centers," ACW creates consulting and administration programs tailored to individual clients' needs. Opportunities also exist by providing services to meet the growing demand for stock-based compensation programs and innovative reward systems.

                                     - 10 & 11 -

INSURANCE UNDERWRITING
Aon's insurance underwriting businesses are focused on meeting the changing needs of individuals throughout the world by offering distinctive products distributed through directly owned and operated networks.

In today's unpredictable world, Aon's well-established insurance underwriting companies provide their policyholders with security and confidence about the future. These underwriting companies focus on markets in North America, Europe, Latin America and the Pacific by providing a variety of consumer insurance products, including accident and health coverage, traditional life insurance and extended warranties. Since 1919, Combined Insurance Company of America has maintained a leading position in the supplemental insurance market by providing accident, health and life coverages directly to individual consumers. Aon's specialty property/casualty underwriters, Virginia Surety and its U.K. affiliate, London General Insurance, serve consumers with a variety of extended warranty coverages.

OPERATIONS REVIEW

In early 1996, Aon refined its insurance underwriting focus by completing the sales of two of its insurance underwriting companies and its North American auto credit insurance business. Aon's insurance underwriting business now consists of Combined Insurance Company of America (CICA) and Virginia Surety Company
(VSC)/London General Insurance (LGI). These companies demonstrate strong market positions in their primary niche businesses, superior capitalization and liquidity, and generate significant cash flow.

For the year, CICA's operating performance reflected modest revenue growth while maintaining strong margins, as it expanded into worksite marketing. VSC/LGI's 1996 results continued to produce strong global revenue and earnings growth by gaining new accounts and enhanced distribution relationships through Aon
Warranty Group (AWG), one of the world's largest independent marketers and administrators of consumer extended warranties. AWG's service revenues and income are included in the insurance brokerage and consulting line of business.


OPPORTUNITIES

CICA is a foundation of Aon's insurance underwriting business through a directly owned and managed global network of more than 7,500 exclusive sales agents. Its key growth strategy is to apply its extensive sales expertise and management techniques to a new worksite marketing program, capitalizing on opportunities in this emerging distribution channel for insurance. CICA is approaching this market on a direct basis, using dedicated account executives, and by partnering with existing Aon Group brokers and consultants to offer a broad range of voluntary benefits.

The operations of VSC/LGI and Aon Warranty Group anticipate attractive business opportunities resulting from their link with the Aon Group companies. VSC/LGI's growth will come from new products, such as home warranty programs, enhancements in established consumer markets, and expansion in growing markets such as Asia, the Pacific and South America.

OUTLOOK

CICA is a strong market leader in its primary niche business with the potential to enhance premium growth through its worksite sales strategy. The company's extensive distribution network of career sales people, who sell directly to individuals and families, gives it a distinct competitive advantage. CICA's focus on the supplemental marketplace enables it to expand premiums on a profitable basis.

The extended warranty market is expected to continue growing as more expensive and complex consumer goods are introduced worldwide. VSC/LGI has attractive global growth prospects for additional warranty-related services which are strengthened through synergies with Aon Group.

Insurance Underwriting Geographic Presence
Australia
Belgium
Canada
France
Germany
Ireland
Japan
Mexico
The Netherlands
New Zealand
Spain
United Kingdom
United States


The pie charts on the top of page 15 show the 1996 revenue and pretax income (before special charges) for total insurance underwriting and the revenue for
direct  sales  and  extended  warranty,   specialty,  and  other  by  geographic
segmentation.

Total Insurance Underwriting Revenue
As shown on the pie chart on the top on the left side, revenue from United States, Europe, and rest of world represents 73%, 17%, and 10%, respectively, of the 1996 total insurance underwriting revenue.

As shown on the pie chart below the revenue chart on the left side, pretax income from United States, Europe, and rest of world represents 71%, 15%, and 14%, respectively, of the 1996 total insurance underwriting pretax income.

Direct Sales Revenue
As shown in the pie chart on the top in the middle, revenue from United States, Europe, and rest of world represents 69%, 15%, and 16%, respectively, of the 1996 total direct sales revenue.

Extended Warranty, Specialty and Other Revenue
As shown in the pie chart on the top on the right side, revenue from United States, Europe, and rest of world represents 78%, 20%, and 2%, respectively, of the 1996 total extended warranty, specialty and other revenue.


Combined Insurance Company of America

Overview
For more than 77 years, Combined Insurance Company of America (CICA) has been a leading underwriter of supplemental accident, health and life insurance products to individuals and small businesses. CICA's business is conducted primarily through a direct sales division that distributes its products through a 7,500-strong sales force of career insurance agents.

Services
CICA insures more than five million individual policyholders worldwide. Major product lines include disability income, supplemental accident and health and a basic portfolio of life insurance products. CICA's products are primarily indemnity-type, paying fixed benefits directly to the policyholder. The products provide additional income that the policyholders can use to supplement their existing medical coverage or maintain their lifestyle should an accident or sickness cause them to become disabled or hospitalized. Life insurance protection is offered through a basic portfolio of traditional whole life and term life coverages.

Markets
CICA is a unique organization focused on providing basic insurance products to customers not served by most insurers. Many of CICA's insureds are self-employed or work for small firms with limited insurance plans. The company writes supplemental insurance policies primarily in North America, as well as in Europe, Australia and New Zealand. In addition to its traditional business, CICA is expanding its product distribution through payroll deduction, worksite marketing programs.

Strengths
CICA's strengths are due to a unique combination of factors. These factors include: (i) a loyal policyholder base comprising more than five million individuals worldwide; (ii) operations in major countries around the world;
(iii) a line of fixed indemnity products at affordable prices which is attractive to the policyholder base in each country; (iv) utilization of opportunities for add-on sales that are created by the marketing approaches; (v) a broad spread of risk resulting directly from the distribution process; and
(vi) an effective and well-managed global network of more than 7,500 exclusive sales agents. The combination of these factors results in stable cash flow and earnings with the opportunity for continued growth.

Strategies
CICA is expanding the distribution of supplemental products to a worksite marketing system. In this environment, CICA is taking advantage of the benefits of payroll deduction as a premium collection method. In addition, the company's traditional direct sales business is offering larger scale policies to individuals, with the option of payment through convenient monthly electronic funds transfer.


Virginia Surety/London General

Overview
Aon's specialty, property and casualty underwriting companies, Virginia Surety Company in North America and London General Insurance Company in Europe (VSC/LGI), are among the world's largest underwriters of consumer extended warranties. Through Aon Warranty Group (AWG), the company offers worldwide administrative services, compliance support, merchandising, direct marketing, training and one of the largest service networks in the world.

Services
The company designs consumer extended warranty programs tailored to client needs, including the development of contract terms, conditions and pricing. The company provides extended warranty coverages for new and used autos, consumer electronics and appliances, home warranty, and specialty insurance products for cellular phones, credit card enhancements, travel, involuntary unemployment and consumer product property insurance.

Markets
Extended warranty products are distributed through auto dealers, manufacturers, distributors and retailers of major worldwide consumer product and financial institutions, associations and affinity groups, who offer the warranties to the end consumer.

Strengths
Leveraging its market experience with its extensive actuarial database of extended warranty service contracts, the company monitors product profitability and success. Extended warranty policies are supplemental products and not catastrophic in nature. The company's knowledge, geographic reach, flexibility, financial stability and commitment to the client and their consumers are unparalleled in its markets.

Strategies
VSC/LGI will continue to thrive in established markets through expansion and acquisitions while adapting existing programs in emerging markets. Through Aon Warranty Group's interdependent initiatives with Aon Group, the company will further increase its worldwide market presence.

                                     - 14 & 15 -

MANAGEMENT'S ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

CONSOLIDATED

GENERAL
At the beginning of second quarter 1996, Aon sold two of its domestic insurance underwriting subsidiaries, Union Fidelity Life Insurance Company (UFLIC) and The Life Insurance Company of Virginia (LOV) (see note 3). The aftertax proceeds from the sales were $1.2 billion. The sales resulted in a $21 million aftertax gain on sale. Consequently, UFLIC and LOV results are classified in the consolidated statements of income as discontinued operations. For purposes of the following consolidated results discussions (1996 compared to 1995 and 1995 compared to 1994), comparisons against prior years' results are based on continuing operations.

Also in second quarter 1996, Aon completed the sale of its North American auto credit underwriting and distribution operations, including the distribution of auto extended warranties throughout North America. The extended warranty products will continue to be underwritten by Aon's subsidiary, Virginia Surety Company, Inc. Results of the auto credit underwriting business written prior to the sale are expected to continue to run off as planned.

In fourth quarter 1996, Aon acquired Bain Hogg Group plc (Bain Hogg), a leading insurance broker in the United Kingdom and Asia, for approximately $260 million.

SPECIAL CHARGES
In second quarter 1996, Aon recorded a $30 million pretax charge ($19 million after tax or $0.18 per share) related to a voluntary early retirement program for all eligible employees of Aon's United States (U.S.) operating subsidiaries and similar programs in parts of Europe. Approximately 450 employees, 60% of whom were in the U.S., participated in the early retirement program. These charges were reflected in commissions and general expenses in the consolidated statements of income.

In fourth quarter 1996, Aon's management committed to a formal plan of restructuring Aon's European brokerage operations and recorded pretax special charges of $60 million ($40 million aftertax or $0.36 per share) primarily relating to this activity. These charges were reflected in commissions and general expenses in the consolidated statements of income. The restructuring charges include $32 million relating to consolidating real estate space and data processing facilities and equipment, primarily in Europe, in order to merge Aon's existing operations with those of Bain Hogg. The restructuring charges related to consolidating real estate space are expected to be paid out over several years. Special charges for workforce reductions, involving approximately 300 positions, were $12 million. Terminations resulting from workforce reductions are planned to take place within one year. Costs associated with special assessments to be paid relating to the reconstruction of the Lloyd's of London insurance market were $11 million. The remaining charges primarily reflect Aon's exit from certain U.S. insurance underwriting markets. In fourth quarter 1996, pretax special charges related to the restructuring of existing operations were principally associated with the Bain Hogg acquisition.

REVENUE AND INCOME BEFORE INCOME TAX
CONSOLIDATED RESULTS FOR 1996 COMPARED TO 1995

Total revenues amounted to $3.9 billion, an increase of 12%. This increase was primarily due to the growth in brokerage commissions and fees resulting from business combination activity and internal growth. Brokerage commissions and fees increased 16% to $1.9 billion.

Premiums earned of $1.5 billion increased 7% in 1996. Extended warranty premiums earned increased $110 million or 40%, reflecting a higher volume of new business in both the electronic and appliance lines and the auto extended warranty line. The continued phase-out of certain specialty liability programs partially offset this increase. There was also continued modest growth in direct sales business.

Net investment income of $384 million increased 17% for the year primarily attributable to investment income associated with the proceeds from the sales of UFLIC and LOV. The pretax investment portfolio yield declined resulting from the investment of new cash flows in lower yielding investments. Investable funds to continuing operations grew approximately $1 billion during 1996. This increase was attributable to the use of the sales proceeds and brokerage cash flows, as well as strong growth in extended warranty business. In addition, net investment income from insurance brokerage and consulting operations increased to $83 million in 1996 from $76 million the prior year, primarily due to brokerage acquisition activity.

Net realized investment gains were $8 million in 1996 compared to $13 million in 1995. Revenue excluding realized investment gains increased 12% or $428 million when compared to 1995.

Commissions and general expenses (excluding interest expense) increased 17% for the year primarily due to growth in the brokerage businesses. Benefits to policyholders increased 13% when compared to 1995, primarily due to a higher volume of new extended warranty business. This increase was partially offset by lower claims paid on auto credit business that has been in runoff since second quarter 1996. It is anticipated that this business will continue to run off as planned. Interest expense increased 8%. Amortization of intangibles, which excludes deferred policy acquisition costs (DPAC), decreased $6 million or 7%, reflecting fully amortized intangibles, particularly in the insurance and other services brokerage business, and offset in part by continued growth in acquired businesses.

Overall, benefit and expense margins for the insurance underwriting segment did not suggest any significant shift in operating trends in 1996. Total benefits and expenses increased 14% or $435 million over 1995. The increase reflects the inclusion of pretax special charges of $90 million. Total benefits and expenses, excluding the 1996 special charges, increased 12% over 1995.

Income before income tax decreased $12 million or 3% in 1996, primarily due to the inclusion of special charges. Excluding special charges, income before income tax increased 17% or $78 million, largely due to growth in the insurance brokerage and consulting segment related to business combination activity, as well as the earnings associated with the proceeds from the sale of discontinued operations.

Fourth quarter revenue increased 20% to $1.1 billion when compared to 1995, primarily reflecting brokerage business combination activity and internal growth. Total benefits and expenses, excluding special charges, increased 18% to $938 million for the quarter. Pretax income decreased $26 million or 27% to $71 million. The decrease in pretax earnings reflects special charges of $60 million recorded in fourth quarter 1996. Excluding special charges, pretax earnings increased 35% when compared to fourth quarter 1995.


CONSOLIDATED GEOGRAPHIC DATA

(millions)        Years ended December 31   1996     1995     1994
-------------------------------------------------------------------
Revenue:
 United States                           $ 2,646  $ 2,449   $2,208
 Europe                                      929      769      635
 Rest of World                               313      248      198
-------------------------------------------------------------------
Total Revenue                            $ 3,888  $ 3,466   $3,041
-------------------------------------------------------------------
Income Before Income Tax:
 United States                           $   357  $   328   $  279
 Europe                                      110       81       78
 Rest of World                                69       49       40
-------------------------------------------------------------------
 Income before income tax
  excluding special charges                  536      458      397
 Special charges*                             90       --       --
-------------------------------------------------------------------
Total Income Before Income Tax           $   446  $   458   $  397
===================================================================
Identifiable Assets
 (continuing operations):
  United States                          $ 8,825  $ 6,427   $6,086
  Europe                                   3,921    2,921    2,343
  Rest of World                              977      679      494
-------------------------------------------------------------------
Identifiable Assets  at December 31      $13,723  $10,027   $8,923
===================================================================

*Of the $90 million special charges in 1996, $35 million were U.S. and $55 million were European.

U.S. revenues increased 8% in 1996 compared to 1995, primarily reflecting internal growth and brokerage acquisition activity. U.S. pretax income before special charges increased 9% over prior year, primarily on the strength of acquisition activity and overall expense controls.

Total non-U.S. revenue increased 22% in 1996 to $1.2 billion reflecting the improvement in brokerage revenue from acquisitions and internal growth. 1996 European revenue of $929 million rose 21%, while all other non-U.S. revenues increased 26% when compared to prior year.

Non-U.S. pretax income before special charges increased 38% to $179 million. Pretax income before special charges from European operations increased 36% while all other non-U.S. pretax income before special charges rose 41% or $20 million in 1996.

REVENUE AND INCOME BEFORE INCOME TAX
CONSOLIDATED RESULTS FOR 1995 COMPARED TO 1994
Total revenue amounted to $3.5 billion in 1995, an increase of 14%. Brokerage commissions and fees increased 19% to $1.7 billion resulting from business combination activity and internal growth. Premiums earned were $1.4 billion or 8% above 1994. A higher volume of new business in the extended warranty electronic and appliance lines was partially offset by the continued phase-out of certain specialty liability programs. Net investment income of $329 million increased 28% for the year. Higher levels of short-term investments, primarily due to brokerage acquisition activity and internal growth, contributed to the increase.

Commissions and general expenses (excluding interest expense) increased 15% for the year primarily reflecting brokerage growth. Benefits to policyholders increased 12% when compared to 1994 primarily due to a higher volume of new extended warranty business. Partially offsetting this increase were lower benefits, related to the runoff of certain specialty programs. Interest expense increased 14% reflecting higher levels of short-term borrowings for the year. Total benefits and expenses increased 14% over 1994. Income before income tax increased by 15% or $61 million due largely to growth in the insurance brokerage and consulting businesses, and to a lesser extent, growth in the insurance underwriting extended warranty business and the continued favorable phase-out of certain specialty liability underwriting programs.

MAJOR LINES OF BUSINESS
GENERAL
In second quarter 1996, Aon reported an aftertax gain on sale of discontinued operations of $21 million related to the sales of UFLIC and LOV. Aon also reported pretax special charges of $90 million in 1996 related principally to early retirement programs and consolidation of global brokerage operations, particularly in Europe.

For purposes of the major lines of business discussion, comparisons against 1995 results exclude the discontinued operations and the special charges. A discussion of discontinued operations performance follows the major lines of business section.

INSURANCE BROKERAGE AND CONSULTING SERVICES
Beginning in 1996, Aon's retail brokerage and reinsurance and wholesale segments were combined into one segment called "Insurance and other services." Also included in this segment is revenue from financing services operations which includes service fees received from the placement of insurance premiums and retail auto financing receivables with unaffiliated parties; this was previously reported in the corporate segment. All prior period data has been reclassified to conform to the 1996 presentation.

In 1996, Aon invested approximately $370 million in business combinations in its brokerage and consulting businesses. These business combinations were financed primarily by internal funds and the issuance of common stock. The major 1996 acquisitions include: Bain Hogg-a leading insurance brokerage company in the United Kingdom and Asia; Wesselhoeft Ahlers & Schues OHG-a retail brokerage and consulting operation in Germany; and S. Mark Brockington & Associates, Inc.-a U.S. retail operation specializing in providing insurance products to the transportation industry.

INSURANCE  BROKERAGE AND CONSULTING  SERVICES

(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Revenue:
 Insurance and other services             $1,728   $1,477   $1,220
 Consulting                                  274      250      222
-------------------------------------------------------------------
Total revenue*                             2,002    1,727    1,442
-------------------------------------------------------------------
Operating expenses                         1,705    1,467    1,232
Amortization of intangibles                   40       48       47
-------------------------------------------------------------------
Total expenses                             1,745    1,515    1,279
-------------------------------------------------------------------
Income before income tax
 excluding special charges                   257      212      163
Special charges                               75       --       --
-------------------------------------------------------------------
Income before income tax                  $  182   $  212   $  163
===================================================================
Identifiable assets  at December 31       $5,025   $3,343   $3,009
===================================================================

*Includes net investment income, primarily relating to fiduciary funds, of $83 million, $76 million and $48 million in 1996, 1995 and 1994, respectively.

Total 1996 brokerage and consulting services revenue was $2 billion, up 16%. Acquisitions accounted for approximately one-half of this revenue growth. Excluding the impact of acquisitions, revenue and income before income tax results demonstrated satisfactory growth given a very competitive environment.

Insurance and other services (retail, reinsurance and wholesale brokerage) results were positively impacted by acquisitions, especially the inclusion of Bain Hogg in fourth quarter 1996, and good internal growth, particularly in non-U.S. operations. Insurance and other services retail brokerage results continued to be influenced by highly competitive property and casualty pricing in the U.S. market. Pretax income growth was slowed primarily due to market pressures experienced in the reinsurance brokerage business.

Included in insurance and other services revenue are financing service fees of $35 million, an increase of 37% over 1995. In addition, Aon Warranty Group provided warranty marketing and administrative services to the warranty underwriting operations. This activity generated revenue of $21 million in 1996.


In the consulting line of business, 1996 revenue increased 10% to $274 million. Expansion of the integrated human resources consulting programs contributed to this improvement. Limiting the growth of consulting revenue and pretax income was a decline in revenues in the automotive consulting operations. Measures were taken to reduce costs in the automotive operations.

INSURANCE  BROKERAGE  AND CONSULTING SERVICES GEOGRAPHIC DATA

(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
 Revenue:
 United States                            $1,291   $1,202   $1,053
 Europe                                      599      452      353
 Rest of World                               112       73       36
-------------------------------------------------------------------
Total Revenue                             $2,002   $1,727   $1,442
-------------------------------------------------------------------
Income Before Income Tax:
 United States                            $  165   $  153   $  118
 Europe                                       76       56       47
 Rest of World                                16        3       (2)
-------------------------------------------------------------------
Income before income tax
 excluding special charges                   257      212      163
Special charges                               75       --       --
-------------------------------------------------------------------
Total Income Before Income Tax            $  182   $  212   $  163
===================================================================


U.S. revenue of $1.3 billion in 1996 was up 7% over 1995 while non-U.S. revenue increased 35%. Total pretax income was $257 million in 1996, up 21% from $212 million in 1995. U.S. pretax income was up 8% from 1995. Non-U.S. pretax income rose 56%, partially influenced by the fourth quarter 1996 acquisition of Bain Hogg.

INSURANCE UNDERWRITING
The insurance underwriting line of business provides a variety of direct sales life and accident and health products, and extended warranty products to individuals.

INSURANCE UNDERWRITING

(millions)        Years ended December 31   1996     1995     1994
-------------------------------------------------------------------
Revenue:
 Direct sales                             $1,030   $1,014   $  976
 Extended warranty and specialty             514      386      316
 Other                                       230      240      217
-------------------------------------------------------------------
Total revenue                              1,774    1,640    1,509
-------------------------------------------------------------------
Benefits to policyholders                    790      699      626
Operating expenses                           512      488      458
Amortization of DPAC
 and intangibles                             208      207      190
-------------------------------------------------------------------
Total benefits and expenses                1,510    1,394    1,274
-------------------------------------------------------------------
Income before income tax
 excluding special charges                   264      246      235
Special charges                               12       --       --
-------------------------------------------------------------------
Income before income tax                  $  252   $  246   $  235
===================================================================

Identifiable assets  at December 31       $4,786   $3,736   $3,119
===================================================================


Revenue was $1.8 billion in 1996, up 8% from $1.6 billion in 1995. Direct sales business grew modestly, with 1996 revenue up 2% to $1 billion as the company continued to expand its product distribution through payroll deduction, worksite marketing programs. In general, expense margins decreased while benefit levels increased slightly, particularly in the extended warranty line. Direct sales accident and health business maintained its pretax margin in part due to good general expense controls and strong international health product sales. Certain specialty liability programs and auto credit business continued to be run off profitably. Pretax income was $264 million in 1996, up 7% from $246 million last year.

INSURANCE UNDERWRITING  GEOGRAPHIC DATA

(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Revenue:
 United States                            $1,287   $1,188   $1,105
 Europe                                      307      290      252
 Rest of World                               180      162      152
-------------------------------------------------------------------
Total Revenue                             $1,774   $1,640   $1,509
-------------------------------------------------------------------
Income Before Income Tax:
 United States                            $  187   $  180   $  172
 Europe                                       40       34       35
 Rest of World                                37       32       28
-------------------------------------------------------------------
 Income before income tax
  excluding special charges                  264      246      235
 Special charges                              12       --       --
-------------------------------------------------------------------
Total Income Before Income Tax            $  252   $  246   $  235
===================================================================

U.S. revenue of $1.3 billion was up 8% in 1996 while non-U.S. revenue of $487 million rose 8% principally due to improved premiums earned in the extended warranty lines. Traditional life business in Europe and the Pacific continued to run off as planned. In addition, there was a higher volume of new business in the appliance and electronics extended warranty lines both domestically and internationally. U.S. pretax income rose 4% in 1996. Non-U.S. pretax income increased 17%, reflecting reduced expense levels pertaining to unit-linked business, which was sold in late 1996 with no significant gain or loss.

CORPORATE AND OTHER
Revenue consists primarily of investment income on insurance underwriting operations' capital and realized investment gains. Insurance company investment income is allocated to the underwriting segment based on the invested assets which underlie policyholder liabilities. Excess invested assets and related investment income, which do not underlie these liabilities, are reported in this segment. Expenses include interest and other financing expenses, goodwill amortization associated with insurance brokerage and consulting acquisitions and corporate administrative costs.

CORPORATE AND OTHER

(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Revenue:
 Investment income on
  capital and other                       $  104   $   86   $   71
 Realized investment gains                     8       13       19
-------------------------------------------------------------------
Total revenue                                112       99       90
-------------------------------------------------------------------
Operating expenses                            20       27       29
Interest expense                              40       37       33
Amortization of intangibles                   37       35       29
-------------------------------------------------------------------
Total expenses                                97       99       91
-------------------------------------------------------------------
Income before income tax
 excluding special charges                    15       --       (1)
Special charges                                3       --       --
-------------------------------------------------------------------
Income before income tax                  $   12    $  --   $   (1)
===================================================================
Identifiable assets  at December 31       $3,912   $2,948   $2,795
===================================================================


Revenue increased 13% over 1995 to $112 million. Realized investment gains declined $5 million in 1996 when compared to 1995. Excluding these gains from both years, revenue increased 21%, benefiting from investment income associated with a portion of the proceeds from the sales of UFLIC and LOV.

Pretax income increased $15 million in 1996 largely due to availability of the sales proceeds. Partially offsetting this increase was a reduction in realized investment gains. Excluding realized investment gains from both years, pretax income increased $20 million over 1995. In addition, financing costs and certain goodwill amortization related to acquisitions grew more slowly when compared to the growth in revenue.

DISCONTINUED OPERATIONS
Discontinued   operations  are  composed  principally  of  capital  accumulation products and direct response insurance products. Substantially all of the revenue and income before income tax, generated from discontinued operations, was U.S. Aftertax income on these businesses has been segregated as "Income From Discontinued Operations" in the consolidated statements of income. With the completion of the sales of UFLIC and LOV on April 1, 1996, there were no operating results from these discontinued operations going forward. In addition, in second quarter 1996, a $21 million gain on sale of discontinued operations, net of taxes, was recorded.

INCOME TAX AND NET INCOME
Net income for 1996 was $335 million or $2.87 per share compared to $403 million or $3.48 per share in 1995. Net income for fourth quarter 1996 amounted to $46 million or $0.38 per share compared to $93 million or $0.80 per share for 1995. Dividends on the 8%, 6.25% and redeemable preferred stock have been deducted from net income to compute earnings per share.

Operating income from continuing operations before special charges and realized investment gains, was $346 million or $2.97 per share in 1996 compared to $295 million or $2.49 per share in 1995. Aon's effective operating income tax rate on continuing operations was 34.5% in 1996 and 33.7% in 1995, while realized investment gains were taxed at a 36% rate for both years.

Average shares outstanding for 1996 increased 1% primarily due to the issuance of common shares related to business combinations and the conversion of preferred stock to common stock.

LIQUIDITY

Consistent with financial statement presentation, the following cash flow and financial position discussion reflects the completion of the sales of UFLIC and LOV in April 1996. As a result of the sales, the consolidated statement of financial position at December 31, 1996, and the related consolidated statements of stockholders' equity and cash flows have been significantly impacted when compared to year-end 1995 and year-end 1994.

Aon's operating subsidiaries anticipate there will be adequate liquidity to meet their needs in the foreseeable future. Aon's liquidity needs are primarily for servicing its debt and for the payment of dividends on stock issues. Dividends from Aon's subsidiaries are the primary source for meeting these requirements. There are certain regulatory restrictions relating to dividend capacity of insurance subsidiaries that are discussed in note 8. Insurance subsidiaries' statutory capital and surplus at year-end 1996 again exceeded the risk-based capital target set by the National Association of Insurance Commissioners by a satisfactory level. At December 31, 1996, Aon had short-term, back-up lines of credit available of $335 million.

Aon measures capital accumulation product asset and liability durations to determine its net exposure to changes in interest rates. Aon's exposure to interest-sensitive products was substantially diminished following the sale of LOV because their products were principally interest-sensitive and investment-type.

Through the use of hedging programs utilizing derivative financial instruments (derivatives) (see note 11), Aon improved its overall asset and liability duration match and hedged fair values of its available for sale portfolio. In administering its hedging programs, Aon performs analyses that have demonstrated that Aon achieves a high degree of correlation. The businesses of Aon's operating subsidiaries continue to provide substantial positive cash flow. Brokerage cash flow has been used primarily for acquisition financing. Given Aon's fixed maturity portfolio's average life of 6.8 years, access to lines of credit, and an uninterrupted trend in Aon's positive cash flow, Aon expects sufficient cash flow to meet both short-term and long-term cash needs.

Future cash flow to service debt and pay dividends was enhanced by the completion of the sales of UFLIC and LOV in 1996. Sales proceeds generated approximately $1.2 billion after taxes and other costs of sale. The aftertax proceeds in excess of the carrying value of the companies sold generated a statutory gain at CICA, the parent company of UFLIC and LOV. In April 1996, CICA dividended $650 million of this gain to Aon. CICA reinvested the remaining proceeds primarily in non-affiliated assets. After meeting its routine dividend and debt servicing requirements, Aon used a majority of the remaining dividends received throughout the year to both reduce short-term debt and invest in the operational segments of its businesses.

In early 1997, Aon completed the merger with Alexander and Alexander Services Inc. (A&A). The purchase price of approximately $1.2 billion was funded by the issuance of commercial paper, internal funds, and the issuance of trust preferred capital securities (capital securities) (see note 8). Aon's management anticipates a commitment to a restructuring plan primarily related to its brokerage operations in first quarter 1997 given the completion of the A&A acquisition.

Cash provided by operating activities in 1996 decreased $255 million from 1995 to $355 million. This decrease primarily reflects the federal income tax payments relating to the sales of UFLIC and LOV. The tax payments are included as a reduction in operating activity whereas the sales proceeds are treated as investment activity. The remaining decrease is partially attributable to the reduced return on the proceeds from discontinued operations.

Cash provided by investing activities was $238 million in 1996, up $862 million from 1995. This increase is primarily attributable to the sales of UFLIC and LOV. Cash used for acquisition activity during 1996 was $342 million, primarily reflecting the Bain Hogg acquisition.

Cash totaling $301 million was used in 1996 for financing activities. Aon repurchased 1.3 million shares of its common stock at a total cost of $66 million. In 1996, Aon purchased and retired 553,000 shares of its 8% preferred stock at a total cost of $14 million. The repurchase of capital stock was primarily funded by a portion of the proceeds received from the sales of UFLIC and LOV. The net cash provided from capital accumulation product deposits and withdrawals was $71 million in 1996. Cash was used to pay dividends of $154 million on common stock, $11 million on the 8% preferred stock, $6 million on 6.25% preferred stock and $2 million on redeemable preferred stock.

Assets and liabilities held under special contracts, which relate primarily to designated funds of group pension, variable life and annuity policyholders in 1996 and to discontinued operations in 1995, decreased $2.2 billion from 1995, reflecting the sale of discontinued operations. The net investment income generated from these assets is not included in the consolidated statements of income.

Total assets decreased $6 billion to $13.7 billion, while invested assets at December 31, 1996 decreased $5.4 billion from year-end levels, primarily due to the sales of UFLIC and LOV.

INVESTMENT OPERATIONS

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

Investment characteristics mirror liability characteristics of the respective operating units. Aon's insurance brokerage and consulting businesses invest fiduciary funds in shorter term obligations. Investments underlying interest-sensitive capital accumulation insurance products are primarily intermediate-term obligations, while indemnity and other types of non-interest sensitive insurance liabilities are primarily supported by intermediate and longer-term instruments. Longer-term assets also include private equity investments that are anticipated to generate returns in excess of those available in the public capital markets.

With a carrying value of $3 billion, Aon's total fixed maturity portfolio is invested primarily in investment grade holdings (97%) and has a market value which is 104% of amortized cost.

At December 31, 1996 and 1995, Aon's fixed maturity portfolio included mortgage-backed securities with an amortized cost of $64 million and $2 billion, respectively. The amortized cost and fair value of Aon's mortgage-backed securities are presented in note 4. Substantially all of the mortgage-backed securities included in Aon's fixed maturities portfolio at December 31, 1995 related to discontinued operations. After the sales of UFLIC and LOV in 1996, Aon's interest in and exposure to certain market risks associated with mortgage-backed securities was minimal.

Aon maintained investment reserves related to mortgage loan losses on real estate holdings and real estate ventures and limited partnerships. These reserves are a product of Aon's continuing review of the characteristics and risks of its investment portfolio and current environmental and economic conditions. These reserves totaled $6 million at year-end 1996, down $25 million from the year-end 1995 level of $31 million. Substantially all of the decrease in reserves was related to the removal of assets and liabilities of discontinued operations.

INVESTED ASSETS--CONTINUING OPERATIONS

(millions)                                  1996     1995
----------------------------------------------------------
Short-term investments:
 Brokerage and consulting                 $  874   $  724
 Insurance and other                         392      191
Fixed maturities                           2,826    2,325
Non-redeemable preferred stock               485      490
Common stocks and partnerships               489      322
Mortgages and real estate                     88       63
Policy loans and other                        59       69
----------------------------------------------------------
Total invested assets                     $5,213   $4,184
==========================================================


Investment Income

(millions)                                  1996     1995
----------------------------------------------------------
Short-term investments:
 Brokerage and consulting                   $ 83     $ 76
 Insurance and other                          22       10
Fixed maturities                             197      164
Non-redeemable preferred stock                45       33
Common stocks and partnerships                32       42
Mortgages and real estate                      8        4
Policy loans and other                         7        8
----------------------------------------------------------
Gross investment income                      394      337
Investment expenses                           10        8
----------------------------------------------------------
Net investment income                       $384     $329
==========================================================


CAPITAL RESOURCES
In early 1997, Aon completed the merger with A&A for a purchase price of approximately $1.2 billion. This acquisition was financed by the issuance of capital securities (see note 8), internal funds, and the issuance of commercial paper.

In 1996, short-term borrowings decreased $139 million. This decrease was primarily attributable to the use of sales proceeds to paydown commercial paper. Credit agreements providing lines of credit for commercial paper contain no restrictive covenants.

In November 1996, each outstanding share of Aon's 6.25% Cumulative Convertible Exchangeable Preferred Stock (6.25% preferred stock) (see note 8) was converted by the holders into 1.22 shares of common stock for a total of 2,606,000 shares.

Commencing on or after November 1, 1997, Aon has the option to redeem all or any part of the 8% Cumulative Perpetual Preferred Stock (8% preferred stock) at a redemption price of $25.00 per share plus accrued dividends. It is anticipated that Aon will most likely exercise its option to redeem all of the remaining outstanding shares. At December 31, 1996, 5,446,000 shares of 8% preferred stock were outstanding.

Aon Corporation borrows funds from and lends funds to its various subsidiaries. As of December 31, 1996, Aon Corporation held obligations to its subsidiaries of approximately $350 million. Generally, these obligations have competitive interest rates.

In 1996, stockholders' equity per common share increased to $24.31, up from $22.77 in 1995. The principal factors influencing this increase were net income which includes the aftertax gain on sale of discontinued operations of $21 million, and a $30 million increase in net unrealized investment gains. Partially offsetting this increase was the repurchase of common stock for treasury at a cost of $66 million, the increase in deferred compensation and dividends.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions)                                                                     As of December 31     1996           1995
-------------------------------------------------------------------------------------------------------------------------
ASSETS

INVESTMENTS
     Fixed maturities available for sale--at fair value                                         $ 2,826.1      $ 7,687.1
     Equity securities--at fair value                                                               879.2        1,006.3
     Mortgage loans on real estate
          (net of reserve for losses: 1996--$1; 1995--$26)                                           29.0          632.0
     Real estate
          (net of accumulated depreciation: 1996--$8; 1995--$8)                                      17.8           36.5
     Policy loans                                                                                    58.2          226.3
     Other long-term investments                                                                    136.2          112.6
     Short-term investments                                                                       1,266.3          938.3
                                                                                               --------------------------
          Total investments                                                                       5,212.8       10,639.1
-------------------------------------------------------------------------------------------------------------------------


CASH                                                                                                410.1          115.3

RECEIVABLES
     Insurance brokerage and consulting services receivables                                      3,565.9        2,264.1
     Premiums and other                                                                             989.3          580.2
     Accrued investment income                                                                       69.2          152.4
                                                                                               --------------------------
          Total receivables (net of allowance for doubtful accounts: 1996--$63; 1995--$51)        4,624.4        2,996.7
-------------------------------------------------------------------------------------------------------------------------


DEFERRED POLICY ACQUISITION COSTS                                                                   598.8        1,261.5

COST OF INSURANCE AND RENEWAL RIGHTS PURCHASED
     (net of accumulated amortization: 1996--$665; 1995--$625)                                      537.5          640.1

EXCESS OF COST OVER NET ASSETS PURCHASED
     (net of accumulated amortization: 1996--$194; 1995--$157)                                    1,060.2          957.6

PROPERTY AND EQUIPMENT AT COST
     (net of accumulated depreciation: 1996--$339; 1995--$307)                                      323.2          307.8

ASSETS HELD UNDER SPECIAL CONTRACTS                                                                  87.3        2,307.2

OTHER ASSETS                                                                                        868.4          510.5
-------------------------------------------------------------------------------------------------------------------------

     TOTAL ASSETS                                                                               $13,722.7      $19,735.8
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


(millions)                                                                     As of December 31     1996           1995
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

POLICY LIABILITIES
     Future policy benefits                                                                     $ 1,079.4      $ 1,475.1
     Policy and contract claims                                                                     840.9          970.9
     Unearned and advance premiums                                                                1,925.2        1,646.2
     Other policyholder funds                                                                       514.1        5,464.2
                                                                                               --------------------------
         Total policy liabilities                                                                 4,359.6        9,556.4
-------------------------------------------------------------------------------------------------------------------------

INSURANCE PREMIUMS PAYABLE                                                                        4,143.7        2,722.8

GENERAL LIABILITIES
     Commissions and general expenses                                                               776.8          562.4
     Accrued income taxes
         Current                                                                                     80.1          107.1
         Deferred                                                                                    16.5          225.5
     Short-term borrowings                                                                          213.4          352.7
     Notes payable                                                                                  475.1          497.5
     Debt guarantee of employee stock ownership plan                                                 46.1           56.8
     Liabilities held under special contracts                                                        87.3        2,307.2
     Other liabilities                                                                              641.2          623.7
                                                                                               --------------------------
         TOTAL LIABILITIES                                                                       10,839.8       17,012.1
-------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE PREFERRED STOCK                                                                           50.0           50.0

STOCKHOLDERS' EQUITY
     Preferred stock--$1 par value
         Authorized--25 shares; issued
         8% cumulative perpetual preferred stock                                                      5.5            6.0
         6.25% cumulative convertible exchangeable preferred stock                                     --            2.1
     Common stock--$1 par value
         Authorized--300 shares; issued                                                             114.1          111.4
     Paid-in additional capital                                                                     475.4          431.8
     Net unrealized investment gains                                                                153.1          123.1
     Net foreign exchange gains                                                                       1.0            1.8
     Retained earnings                                                                            2,356.8        2,212.1
     Less treasury stock at cost (shares: 1996--3.2; 1995--3.1)                                    (121.5)         (97.3)
     Less deferred compensation                                                                    (151.5)        (117.3)
                                                                                               --------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                               2,832.9        2,673.7
-------------------------------------------------------------------------------------------------------------------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                             $13,722.7      $19,735.8
=========================================================================================================================

CONSOLIDATED STATEMENTS OF INCOME

(millions except per share data)                            Years ended December 31   1996           1995           1994
-------------------------------------------------------------------------------------------------------------------------

REVENUE
     Brokerage commissions and fees                                               $1,918.8       $1,651.3       $1,388.7
     Premiums earned                                                               1,526.7        1,426.5        1,322.3
     Net investment income (note 4)                                                  384.0          329.4          257.1
     Realized investment gains (note 4)                                                8.1           13.1           19.1
     Other income                                                                     50.6           45.4           54.0
                                                                                -----------------------------------------
         Total revenue                                                             3,888.2        3,465.7        3,041.2
-------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
     Commissions and general expenses                                              2,328.6        1,982.3        1,719.2
     Benefits to policyholders                                                       789.5          698.5          626.2
     Interest expense                                                                 40.1           37.3           32.7
     Amortization of deferred policy acquisition costs                               207.9          207.5          189.3
     Amortization of intangible assets                                                76.5           82.1           76.8
                                                                                -----------------------------------------
         Total benefits and expenses                                               3,442.6        3,007.7        2,644.2
-------------------------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX                                  445.6          458.0          397.0
     Provision for income tax (note 6)                                               153.8          154.3          128.5
                                                                                -----------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                    291.8          303.7          268.5
DISCONTINUED OPERATIONS (note 3):
     Income from discontinued operations, net of tax                                  22.4           99.1           91.5
     Gain on sale of discontinued operations, net of tax                              21.0             --             --
                                                                                -----------------------------------------
NET INCOME                                                                        $  335.2       $  402.8       $  360.0
-------------------------------------------------------------------------------------------------------------------------

Net income available for common stockholders                                      $  316.4       $  378.1       $  327.6
-------------------------------------------------------------------------------------------------------------------------

PER SHARE
     Income from continuing operations                                            $   2.48       $   2.57       $   2.28
     Discontinued operations                                                          0.39           0.91           0.86
                                                                                -----------------------------------------
     Net income                                                                   $   2.87       $   3.48       $   3.14
                                                                                -----------------------------------------
     Cash dividends paid on common stock                                          $   1.42       $   1.34       $   1.26
-------------------------------------------------------------------------------------------------------------------------

AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING                              110.2          108.7          106.2
=========================================================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(millions)                                                  Years ended December 31   1996           1995           1994
-------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK  Balance at January 1                                            $     8.1       $   11.1       $   13.8
     Retirement of preferred stock                                                    (0.5)          (3.0)          (1.3)
     Conversion of preferred stock to common stock                                    (2.1)            --           (1.4)
                                                                                -----------------------------------------
                                                                                       5.5            8.1           11.1
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCK  Balance at January 1                                                   111.4          110.6           70.0
     Shares issued for business combinations                                           0.1            0.8            5.3
     Effect of three-for-two stock split                                                --             --           35.3
     Conversion of preferred stock to common stock                                     2.6             --             --
                                                                                -----------------------------------------
                                                                                     114.1          111.4          110.6
-------------------------------------------------------------------------------------------------------------------------

PAID-IN ADDITIONAL CAPITAL  Balance at January 1                                     431.8          485.2          605.7
     Stock awards                                                                     55.2           19.2           10.8
     Adjustment for business combinations                                              2.2           (0.6)           1.9
     Retirement and conversion of preferred stock                                    (13.8)         (72.0)         (97.9)
     Effect of three-for-two stock split                                                --             --          (35.3)
                                                                                -----------------------------------------
                                                                                     475.4          431.8          485.2
-------------------------------------------------------------------------------------------------------------------------

NET UNREALIZED INVESTMENT GAINS (LOSSES)  Balance at January 1                       123.1         (142.8)          50.3
     Effect of a change in accounting principles at January 1                           --             --          148.2
     Net unrealized investment gains (losses)                                         30.0          265.9         (341.3)
                                                                                -----------------------------------------
                                                                                     153.1          123.1         (142.8)
-------------------------------------------------------------------------------------------------------------------------

NET FOREIGN EXCHANGE GAINS (LOSSES)  Balance at January 1                              1.8          (19.7)         (61.0)
     Net foreign exchange gains (losses)                                              (0.8)          21.5           41.3
                                                                                -----------------------------------------
                                                                                       1.0            1.8          (19.7)
-------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS  Balance at January 1                                            2,212.1        1,998.1        1,784.9
     Net income                                                                      335.2          402.8          360.0
     Dividends to stockholders                                                      (171.8)        (170.4)        (162.0)
     Loss on treasury stock reissued                                                 (16.0)         (21.7)            --
     Adjustment for business combinations                                             (2.4)           3.7           27.6
     Retirement of preferred stock                                                    (0.3)          (0.4)         (12.4)
                                                                                -----------------------------------------
                                                                                   2,356.8        2,212.1        1,998.1
-------------------------------------------------------------------------------------------------------------------------

TREASURY STOCK  Balance at January 1                                                 (97.3)         (72.9)         (69.3)
     Cost of shares acquired                                                         (66.1)         (71.8)         (26.6)
     Shares reissued at average cost                                                  41.9           47.4           73.0
     Conversion of common stock to redeemable preferred stock                           --             --          (50.0)
                                                                                -----------------------------------------
                                                                                    (121.5)         (97.3)         (72.9)
-------------------------------------------------------------------------------------------------------------------------

DEFERRED COMPENSATION  Balance at January 1                                         (117.3)        (112.2)        (106.6)
     Issuance of stock awards                                                        (56.8)         (21.2)         (18.3)
     Debt guarantee of employee stock ownership plan                                  10.7            8.7            7.0
     Amortization of deferred compensation                                            11.9            7.4            5.7
                                                                                -----------------------------------------
                                                                                    (151.5)        (117.3)        (112.2)
-------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY AT DECEMBER 31                                               $2,832.9       $2,673.7       $2,257.4
=========================================================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS


(millions)                                                  Years ended December 31   1996           1995           1994
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                 $    335.2      $   402.8      $   360.0
     Adjustments to reconcile net income to cash
       provided by operating activities
         Policy liabilities                                                          766.7          445.4          298.6
         Deferred policy acquisition costs                                          (213.1)        (410.3)        (414.5)
         Amortization of deferred policy acquisition costs                           235.6          302.7          276.2
         Amortization of intangible assets                                            79.0           94.2           92.2
         Other amortization and depreciation                                          65.0           63.7           57.3
         Other operating assets and liabilities                                     (887.7)        (284.6)          31.8
         Realized investment gains                                                    (5.1)          (4.3)          (5.8)
         Gain on sale of discontinued operations                                     (21.0)            --             --
                                                                                -----------------------------------------
               CASH PROVIDED BY OPERATING ACTIVITIES                                 354.6          609.6          695.8
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Sale (purchase) of short-term investments--net                                  (65.2)        (126.9)         143.4
     Sale or maturity of fixed maturities
          Available for sale--Maturities                                             135.5          121.2          109.5
                              Calls and prepayments                                  204.5          249.5          312.2
                              Sales                                                  979.7        2,425.8          883.9
          Held to maturity -- Maturities                                                --            3.9           49.2
                              Calls and prepayments                                     --          142.0          727.6
                              Sales                                                     --            3.0             --
     Sale of equity investments                                                      636.1        1,215.6          686.5
     Sale or maturity of other investments                                           200.6          265.2          292.7
     Purchase of fixed maturities
         Available for sale                                                       (1,843.3)      (3,222.1)      (1,591.2)
         Held to maturity                                                               --             --         (734.8)
     Purchase of equity investments                                                 (661.3)      (1,131.0)        (805.1)
     Purchase of other investments                                                  (302.1)        (362.9)        (336.5)
     Acquisition of subsidiaries                                                    (342.2)        (109.6)         (22.0)
     Disposition of subsidiaries                                                   1,370.0             --             --
     Property and equipment and other                                                (74.8)         (97.9)         (76.9)
                                                                                -----------------------------------------
               CASH PROVIDED (USED) BY INVESTING ACTIVITIES                          237.5         (624.2)        (361.5)
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Treasury stock transactions--net                                                (40.1)         (46.4)         (15.4)
     Issuance (repayment) of short-term borrowings--net                             (139.2)         108.8           75.3
     Issuance of long-term debt                                                         --           20.1           99.7
     Repayment of long-term debt                                                      (5.7)         (12.5)        (128.0)
     Interest sensitive life, annuity and investment contracts
         Deposits                                                                    508.1        1,287.5        1,557.5
         Withdrawals                                                                (437.4)      (1,487.6)      (1,362.4)
     Retirement of preferred stock                                                   (14.2)         (75.4)         (58.3)
     Cash dividends to stockholders                                                 (172.9)        (171.3)        (162.3)
                                                                                -----------------------------------------
               CASH PROVIDED (USED) BY FINANCING ACTIVITIES                         (301.4)        (376.8)           6.1
-------------------------------------------------------------------------------------------------------------------------

     EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           4.1           (2.1)           4.6
     INCREASE (DECREASE) IN CASH                                                     294.8         (393.5)         345.0
     CASH AT BEGINNING OF YEAR                                                       115.3          508.8          163.8
                                                                                -----------------------------------------
CASH AT END OF YEAR                                                             $    410.1      $   115.3      $   508.8
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

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

RECOGNITION OF PREMIUM REVENUE
In general, for accident and health, extended warranty and credit products, premiums collected are reported as earned in proportion to insurance protection provided over the period covered by the policies. For life products other than credit, premiums are recognized as revenue when due.

REINSURANCE
Reinsurance premiums, commissions and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits. Expense reimbursements received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs or, to the extent such reimbursements exceed the related acquisition costs, as other revenue. All reinsurance receivables and prepaid reinsurance premium amounts are reported as assets.

SPECIAL CHARGES
In second quarter 1996, Aon recorded a $30 million pretax charge related to a voluntary early retirement program for all eligible employees of Aon's United States (U.S.) operating subsidiaries and similar programs in parts of Europe. Approximately 450 employees, 60% of whom were in the U.S., participated in the early retirement program.

In fourth quarter 1996, Aon recorded pretax special charges of $60 million primarily related to management's commitment to a formal plan of restructuring Aon's European brokerage operations. The restructuring charges include $32 million relating to consolidating real estate space and data processing facilities and equipment, primarily in Europe, in order to merge Aon's existing operations with those of Bain Hogg Group plc (Bain Hogg). The restructuring charges related to consolidating real estate space are expected to be paid out over several years. Special charges of $12 million for workforce reductions are planned to take place within one year and involve approximately 300 positions. Costs associated with special assessments to be paid relating to the reconstruction of the Lloyd's of London insurance market were $11 million. The remaining charges primarily reflect Aon's exit from certain U.S. insurance underwriting markets.

These charges were reflected in commissions and general expenses in the consolidated statements of income.

INCOME TAX
Deferred income tax has been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect.

EARNINGS PER SHARE
Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the respective period. Common shares outstanding include 3,013,000 shares, 3,267,000 shares and 3,386,000 shares held by the employee stock ownership plan in 1996, 1995 and 1994, respectively. Common equivalent shares include dilutive stock awards and stock options and, prior to 1995, Series B conversion preferred stock. The 8% cumulative perpetual preferred stock (8% preferred stock), the 6.25% cumulative convertible exchangeable preferred stock (6.25% preferred stock) and the redeemable preferred stock are not considered common equivalent shares. Accordingly, the dividends on the 8%, 6.25% and redeemable preferred stock have been deducted from net income to compute earnings per share. There is no material difference between primary and fully diluted per share amounts. Income available for common stockholders is net of dividends on all preferred stock.

INVESTMENTS
Fixed maturities are available for sale and are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums to the first call date and the accretion of discounts to maturity that are included in net investment income. Included in fixed maturities are investments in collateralized mortgage obligations whose amortized cost is determined using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys. The retrospective adjustment method is used to adjust for prepayment activity. Equity securities are valued at fair value. Unrealized gains and temporary unrealized losses on fixed maturities available for sale and equity securities are excluded from income and are recorded directly to stockholders' equity, net of related deferred income taxes. Mortgage loans are carried at amortized cost, net of reserves. Real estate is carried generally at cost less accumulated depreciation. Policy loans are carried at unpaid principal balance. Other long-term investments are carried generally at cost. Realized investment gains or losses are computed using specific costs of securities sold.

Investments that have declines in fair value below cost, which are judged to be other than temporary, are written down to estimated fair values. Additionally, reserves for mortgage loan losses are based on discounted cash flows using the loan's initial effective interest rate. Reserves for certain other long-term investments are established based on an evaluation of the respective investment portfolio and current economic conditions. Writedowns and changes in reserves are included in realized investment gains and losses in the statements of income. In general, Aon ceases to accrue investment income where interest or dividend payments are in arrears.

Accounting policies relating to derivative financial instruments are discussed in note 11.

DEFERRED POLICY ACQUISITION  COSTS

Costs of acquiring new and renewal insurance underwriting business, principally the excess of new commissions over renewal commissions, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred. For long-duration life and health products, amortization of deferred policy acquisition costs is related to and based on the expected premium revenues of the policies. In general, such amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits. For extended warranty and short-duration health insurance, costs of acquiring and renewing business, which are deferred, are amortized as the related premium is earned.

OTHER INTANGIBLE ASSETS

In general, the excess of cost over net assets purchased relating to business acquisitions is being amortized into income over periods not exceeding forty years using the straight-line method. The cost of insurance and renewal rights purchased of certain subsidiaries is being amortized over a range of 4 to 25 years.

PROPERTY  AND  EQUIPMENT

Property and equipment are generally depreciated using the straight-line method over their estimated useful lives.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the consolidated statements of financial position for cash and cash equivalents, including short-term investments, approximate their fair value. Fair value for fixed maturity and equity securities is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. However, the fair value for fixed maturity and equity securities relating to the discontinued operations were based on the underlying purchase agreements at December 31, 1995. The fair value for mortgage loans and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Fair value of derivatives is based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

In general, other long-term investments are comprised of real estate joint ventures and limited partnerships. It was not practicable to estimate the fair value of other long-term investments because of the inability to estimate fair value without incurring excessive costs. In addition, the determination of the fair value of investment commitments was deemed impractical due to the inability to estimate future cash flows.

Fair value for liabilities for investment-type contracts is estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for notes payable is based on quoted market prices for the publicly traded portion and on estimates using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements for the non-publicly traded portion.


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

FUTURE POLICY BENEFITS, UNEARNED PREMIUMS AND POLICY AND CONTRACT CLAIMS
Future policy benefit liabilities on non-universal life-type and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations. Interest assumptions are graded and range from 7.0% to 5.0% at December 31, 1996. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue and duration. Policyholder liabilities on universal life-type and investment products are generally based on policy account values.

Unearned premiums generally are calculated using the pro rata method based on gross premiums. However, in the case of extended warranty and credit products, the unearned premiums are calculated such that the premiums are earned over the period of risk in a reasonable relationship to anticipated claims.

Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred, but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. Changes in the estimated liability are reflected in income as the estimates are revised.

FOREIGN CURRENCY TRANSLATION

In general, foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Net foreign exchange gains and losses on translation are generally reported in stockholders' equity, net of deferred income tax of $1 million at December 31, 1996 and 1995.

ACCOUNTING CHANGES
In October 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 123 "Accounting for Stock-

Based Compensation." As allowed by Statement No. 123, Aon has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options and awards is measured as the excess, if any, of the quoted market price of Aon's stock at the grant date over the amount an employee must pay to acquire the stock. Aon has adopted the disclosure requirements of Statement No. 123. See note 10.

In 1996, Aon adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Implementation of this Statement did not have a material effect on Aon's financial statements.

In 1996, the FASB issued Statement No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement provides accounting and reporting standards for sales, securitization and servicing of receivables and other financial assets and extinguishments of liabilities. The provisions of this Statement are to be applied to transactions occurring after December 31, 1996. Aon anticipates adopting this Statement in its 1997 financial statements as required. Implementation of this Statement is not expected to have a material effect on Aon's financial statements.

Aon adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994. On November 15, 1995, the FASB issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with provisions in that Special Report, Aon reclassified $2.9 billion of held to maturity securities, substantially all of which related to discontinued operations, to available for sale.

2. BUSINESS COMBINATIONS

PURCHASE  METHOD
In October 1996, Aon acquired Bain Hogg for approximately $260 million. This acquisition was financed by internal funds. The 1996 statement of income included the operations of Bain Hogg since the date of acquisition. The purchase price allocation will be finalized during 1997. Aon's 1996 revenues would have been approximately $260 million greater had the acquisition occurred on January 1, 1996.

In addition, during 1996, 1995 and 1994, subsidiaries of Aon acquired certain insurance brokerage and consulting services operations that were financed primarily by internal funds and the reissuance of common stock from treasury. Pursuant to a 1994 purchase agreement with one of the brokerage operations, Aon is contingently liable through 1999 to issue up to 239,000 additional shares of common stock based on a formula relating to future earnings of that operation. The aggregate cost of these acquisitions, excluding Bain Hogg, was $86 million, $110 million and $22 million in 1996, 1995 and 1994, respectively. The pro forma results of these operations, as if the acquisitions had occurred as of the beginning of the year, have an immaterial effect on Aon's consolidated revenue and net income.

In accordance with a 1992 purchase agreement, securities with a value of $125 million are being held in escrow. The escrowed securities will be released on a pre-determined schedule between 1997 and 2007.

POOLING OF INTERESTS METHOD

In 1996,  1995 and  1994,  Aon  issued  546,000  shares,  1,404,000  shares  and
5,546,000 shares of common stock, respectively, for mergers with insurance brokerage and consulting organizations. In connection with several of the mergers, 700,000 shares are being held in escrow at December 31, 1996, pending the resolution of contingencies. Aon's prior period financial statements have not been restated for the mergers because the effect of the above mergers was not material.

1997 ACQUISITION
In early 1997, Aon completed its acquisition of Alexander & Alexander Services Inc. (A&A) for a purchase price of approximately $1.2 billion. The acquisition was financed primarily by the issuance of trust preferred capital securities (see note 8), issuance of commercial paper and internal funds. Aon will account for this acquisition as a purchase, and the application of purchase accounting in 1997 will result in a significant increase in intangible assets.

Based on 1995 total insurance services and other revenue, A&A ranked as the world's fourth largest insurance brokerage company.

3. DISCONTINUED OPERATIONS
In April 1996, Aon completed the sales of its domestic direct response life and health subsidiary, Union Fidelity Life Insurance Company (UFLIC) and its capital accumulation life insurance subsidiary, The Life Insurance Company of Virginia
(LOV) to General Electric Capital Corporation and received aftertax sales proceeds of approximately $1.2 billion. The gain on sale of discontinued operations was $21 million, net of taxes.


For 1996, 1995 and 1994, the discontinued operations had revenues of $293 million, $1,145 million and $1,116 million, respectively. The revenues and corresponding benefits and expenses were reported on a net basis in the consolidated statements of income and were net of taxes of $12 million, $53 million and $49 million in 1996, 1995 and 1994, respectively. Income from discontinued operations that was earned subsequent to the commitment to the plan to dispose was $22 million and $15 million, net of taxes, in 1996 and 1995, respectively.

Included in discontinued operations is pretax interest expense of $5 million, $18 million and $14 million in 1996, 1995 and 1994, respectively. The allocation of interest expense was based on the ratio of discontinued net assets to total consolidated equity and debt.

The assets and liabilities after reinvestment of net sales proceeds of discontinued operations included in the consolidated statement of financial position at December 31, 1995 were as follows:

(millions)
------------------------------------------------------------------
Investments                                                $5,470
Deferred policy acquisition costs                             630
Intangible assets                                             150
Assets held under special contracts                         2,020
Receivables and other assets                                  260
------------------------------------------------------------------
Total Assets                                               $8,530
==================================================================
Policy liabilities                                         $6,170
Liabilities held under special contracts                    2,020
General and other liabilities                                 340
------------------------------------------------------------------
Total Liabilities                                          $8,530
==================================================================



4. INVESTMENTS
The components of net investment income are as follows:

(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Fixed maturities                            $197     $164     $132
Equity securities                             61       59       56
Short-term investments                       105       86       58
Other                                         31       28       19
-------------------------------------------------------------------
Gross investment income                      394      337      265
Investment expenses                           10        8        8
-------------------------------------------------------------------
Net investment income                       $384     $329     $257
===================================================================


Realized gains (losses) on investments are as follows:

(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Fixed maturities available for sale:
 Gross gains                                 $13      $ 8     $ 12
 Gross losses                                 (9)      (3)      (4)
Equity securities                             12       12       31
Other                                         (8)      (4)     (20)
-------------------------------------------------------------------
Total before tax                               8       13       19
Less applicable tax                            3        5        7
-------------------------------------------------------------------
Total net realized investment gains          $ 5      $ 8     $ 12
===================================================================


The components of net unrealized gains (losses) are as follows:

(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Fixed maturities                            $112     $115    $(158)
Equity securities                            128       78      (50)
Deferred tax credit (charge)                 (87)     (70)      35
Deferred policy acquisition costs             --       --       30
-------------------------------------------------------------------
Net unrealized investment gains (losses)    $153      $123   $(143)
===================================================================


The changes in net unrealized investment gains (losses) are as follows:


(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Fixed maturities:
 Available for sale                         $ (3)    $273    $(403)
 Held to maturity                             --      234     (351)
Equity securities                             50      128     (131)
-------------------------------------------------------------------
Total                                        $47     $635    $(885)
===================================================================

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

The amortized cost and fair value of investments in available for sale fixed maturities and equity securities are as follows:

As of December 31, 1996

                                          Gross          Gross
                          Amortized  Unrealized     Unrealized           Fair
(millions)                     Cost       Gains         Losses          Value
------------------------------------------------------------------------------
U.S. government
 and agencies                $   45        $  2           $ --         $   47
States and political
 subdivisions                   491          24             (1)           514
Foreign governments             948          44             (2)           990
Corporate securities          1,056          54             (7)         1,103
Mortgage-backed
 securities                      64           1             --             65
Other fixed maturities          110          --             (3)           107
------------------------------------------------------------------------------
Total fixed maturities        2,714         125            (13)         2,826
Total equity securities         751         142            (14)           879
------------------------------------------------------------------------------
Total                        $3,465        $267           $(27)        $3,705
==============================================================================



As of December 31, 1995
                                          Gross          Gross
                          Amortized  Unrealized     Unrealized           Fair
(millions)                     Cost       Gains         Losses          Value
------------------------------------------------------------------------------
U.S. government
 and agencies                $  151        $  4           $ --         $  155
States and political
 subdivisions                   444          31             --            475
Foreign governments             798          34             --            832
Corporate securities          4,046          57            (11)         4,092
Mortgage-backed
 securities                   2,033           2             --          2,035
Other fixed maturities          100           1             (3)            98
------------------------------------------------------------------------------
Total fixed maturities        7,572         129            (14)         7,687
Total equity securities         928         120            (42)         1,006
------------------------------------------------------------------------------
Total                        $8,500        $249           $(56)        $8,693
==============================================================================


The amortized cost and fair value of fixed maturities, by contractual maturity, as of December 31, 1996 is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Amortized          Fair
(millions)                                    Cost         Value
-----------------------------------------------------------------
Due in one year or less                     $  109        $  111
Due after one year through five years          712           742
Due after five years through ten years       1,119         1,175
Due after ten years                            710           733
Mortgage-backed securities                      64            65
-----------------------------------------------------------------
Total available for sale                    $2,714        $2,826
=================================================================

Securities on deposit for regulatory authorities as required by law amounted to $308 million at December 31, 1996 and $320 million at December 31, 1995. As required by the by-laws of Lloyd's brokers, assets subject to floating charges for the benefit of insurance creditors amounted to $853 million and $566 million at December 31, 1996 and 1995, respectively. Aon maintains premium trust bank accounts for premiums collected from insureds but not yet remitted to insurance companies of $580 million and $495 million at December 31, 1996 and 1995, respectively.

At December 31, 1996 and 1995, respectively, Aon had $42 million and $72 million of non-income producing investments.

5. DEBT AND LEASE COMMITMENTS

Notes Payable
The following is a summary of notes payable:

(millions)  As of December 31                     1996      1995
-----------------------------------------------------------------
6.3% debt  securities,  due January 2004          $100      $100
6.7% debt  securities,  due June 2003              150       150
6.875% debt  securities, due October  1999         100       100
7.4% debt  securities,  due October 2002           100       100
Notes payable, due in varying installments,
 with interest at 6% to 8%                          25        48
-----------------------------------------------------------------
Total notes payable                               $475      $498
=================================================================


Interest is payable semiannually on all debt securities. In addition, the debt securities are not redeemable by Aon prior to maturity and contain no sinking fund provisions. Maturities of notes payable are $4 million, $14 million, $104 million and $1 million in 1997, 1998, 1999 and 2000, respectively. In addition, Aon has credit agreements providing lines of credit for commercial paper. The available commercial paper back-up lines of credit totaled $335 million at December 31, 1996.

Information related to notes payable and short-term borrowings is as follows:

         Years ended December 31    1996    1995     1994
----------------------------------------------------------
Interest paid (millions)             $45     $54      $44
Weighted average interest rates--
 short-term borrowings               5.3%    5.9%     4.5%
==========================================================

Guaranteed Debt
Aon's employee stock ownership plan (ESOP) has entered into loan agreements to purchase Aon common stock. The loans are unconditionally guaranteed by Aon and therefore the unpaid balance of the loans is reflected as debt in the accompanying statements of financial position. An equivalent amount, representing deferred compensation, is recorded as a deduction from stockholders' equity. The ESOP paid $15 million, $14 million and $13 million in 1996, 1995 and 1994, respectively, in loan principal and interest from contributions made by Aon to the ESOP as well as dividend proceeds of common stock held by the ESOP. The loans have an interest rate of 8.35% and serially mature through 1999. Interest expense incurred by the ESOP related to these loans amounted to $4 million, $5 million and $6 million in 1996, 1995 and 1994, respectively. Future contributions, as determined by Aon's Board of Directors, plus dividends earned on shares held by the ESOP will be used to service the loans.

The ESOP allocated 396,000 shares in 1996. The remaining unallocated shares at December 31, 1996 will be released for allocation annually through early 1999.

The following table details the shares held in the ESOP:


(thousands)  As of December 31                     1996      1995
------------------------------------------------------------------
Allocated                                         1,623     1,481
Committed to be released                            428       396
Unallocated                                         962     1,390
------------------------------------------------------------------
Total                                             3,013     3,267
==================================================================


Lease   Commitments
Aon has noncancelable operating leases for certain office space,equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1996 are:

(millions)                      Minimum  Lease  Payments
---------------------------------------------------------
1997                                               $ 134
1998                                                 125
1999                                                 118
2000                                                 105
2001                                                  93
Later years                                          485
---------------------------------------------------------
Total minimum payments required                   $1,060
---------------------------------------------------------

Rental expenses for all operating leases for the years ended December 31, 1996, 1995 and 1994, amounted to $114 million, $103 million and $93 million, respectively.

6. INCOME TAX
Aon and its principal domestic subsidiaries are included in a consolidated life-nonlife federal income tax return. Aon's foreign subsidiaries file various income tax returns in their foreign jurisdictions. A reconciliation of the income tax provisions based on the U.S. statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:


         Years ended December 31    1996    1995     1994
----------------------------------------------------------
Statutory tax rate                  35.0%   35.0%    35.0%
Tax-exempt investment income        (3.7)   (3.8)    (4.0)
State income taxes                   3.5     2.8      2.3
Other--net                          (0.3)   (0.3)    (0.9)
----------------------------------------------------------
Effective tax rate                  34.5%   33.7%    32.4%
----------------------------------------------------------

The provision for income tax is made up of the following components:


(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Current:
 Federal                                    $115     $111     $ 59
 Foreign                                      55       45       62
 State                                        25       20       14
-------------------------------------------------------------------
Total current                               $195     $176     $135
-------------------------------------------------------------------
Deferred (credit):
 Federal                                    $ (9)   $ (17)    $  3
 Foreign                                     (31)      (4)       1
 State                                        (1)      (1)     (10)
-------------------------------------------------------------------
Total deferred                               (41)     (22)      (6)
-------------------------------------------------------------------
Provision for income tax                    $154     $154     $129
===================================================================

Significant components of Aon's deferred tax liabilities and assets are as follows:


(millions)   As of December 31                     1996      1995
------------------------------------------------------------------
Deferred tax liabilities:
 Policy acquisition costs                          $ 65      $298
 Unrealized investment gains                         87        70
 Other--net                                          99       197
------------------------------------------------------------------
Total deferred tax liabilities                      251       565
------------------------------------------------------------------
Deferred tax assets:
 Insurance reserve amounts                          140       217
 Other--net                                          94       122
------------------------------------------------------------------
Total deferred tax assets                           234       339
------------------------------------------------------------------
Net deferred tax liabilities                       $ 17      $226
==================================================================


Prior to 1984, the life insurance companies were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were "capped" at December 31, 1983 and the balances will be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. As of December 31, 1996, the combined "policyholders' surplus account" of Aon's life insurance subsidiaries approximates $363 million. Aon's life insurance subsidiaries do not intend to make any taxable distributions or exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made. However, if such taxes were assessed, the amount of tax payable would be $127 million.

The amount of income taxes paid in 1996, 1995 and 1994 was $387 million, $256 million and $167 million, respectively.

7. REINSURANCE AND CLAIM RESERVES

Aon's insurance subsidiaries are involved in both the cession and assumption of reinsurance with other companies. Aon's reinsurance consists primarily of short-duration contracts that are entered into with numerous automobile dealerships and insurers. Aon's insurance subsidiaries would remain liable to the extent that the reinsuring companies were unable to meet their obligations.


A summary of reinsurance activity is as follows:



(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Ceded premiums earned                       $508     $316     $319
Ceded premiums written                       667      369      340
Assumed premiums earned                      292       83       91
Assumed premiums written                     276      101       99
Ceded benefits to policyholders              220      153      170
===================================================================

Activity in the liability for policy contract claims is summarized as follows:


(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Liabilities at beginning of year           $ 715   $  681    $ 686
Incurred losses:
 Continuing operations--current year         830      726      596
 Continuing operations--prior year           (92)     (71)     (59)
 Discontinued operations                      90      361      386
-------------------------------------------------------------------
Total                                        828    1,016      923
-------------------------------------------------------------------
Payment of claims:
 Current year                               (552)    (651)    (582)
 Prior years                                (283)    (331)    (346)
-------------------------------------------------------------------
Total                                       (835)    (982)    (928)
-------------------------------------------------------------------
Liability for business sold                 (173)      --       --
Liabilities at end of year
 (net of reinsurance recoverables:
  1996--$306, 1995--$256,
  1994--$263)                              $ 535   $  715    $ 681
===================================================================

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

8% Cumulative Perpetual  Preferred Stock
At December 31, 1996, 5,446,000 shares of cumulative 8% perpetual preferred stock are outstanding. In 1996 and 1995, 553,000 shares and 3,001,000 shares were purchased and retired at a total cost of $14 million and $75 million, respectively. Dividends are cumulative at the annual rate of $2.00 per share. At its option, Aon may redeem all or any part of the stock at any time on or after November 1, 1997 at a redemption price of $25.00 per share plus all accrued and unpaid dividends. The holders of the stock have limited voting rights.

6.25%  Cumulative  Convertible  Exchangeable  Preferred Stock

At December 31, 1995, 2,136,000 shares of 6.25% cumulative convertible exchangeable preferred stock were outstanding. Dividends were cumulative at the annual rate of $3.125 per share. In November 1996, each share of 6.25% preferred stock was converted by the holders into 1.22 shares of common stock for a total of 2,606,000 common shares.

Series B Conversion Preferred Stock
At December 1, 1994, 1,439,000 shares of Series B conversion preferred stock were outstanding and each share of stock was automatically converted, pursuant to the stock's terms, into one and one half shares of common stock issued from treasury. Dividends were cumulative at an annualized rate of $3.04 per share. Aon repurchased 1,210,000 shares of its outstanding stock for $58 million in 1994. These shares were canceled and retired.

Common Stock
Aon repurchased 1,287,000,  1,979,000 and 844,000 shares in 1996, 1995 and 1994, respectively, of its common stock, primarily to provide shares for stock compensation plans and the conversion of preferred stock.

Dividends
A summary of dividends incurred is as  follows:

(millions)     Years ended December 31      1996     1995     1994
-------------------------------------------------------------------
Redeemable preferred stock                 $   2    $   2    $   2
8% cumulative perpetual
 preferred stock                              11       16       18
6.25% cumulative convertible
 exchangeable preferred stock                  5        7        7
Series B conversion preferred stock           --       --        6
Common stock                                 154      145      129
-------------------------------------------------------------------
Total dividends incurred                    $172     $170     $162
-------------------------------------------------------------------

Subsequent Event
In January 1997, Aon created Aon Capital A, a statutory business trust created for the purpose of issuing mandatorily redeemable preferred capital securities (capital securities). Aon Capital A issued $800 million of 8.205% capital securities in January 1997. The proceeds from the issuance of the capital securities were used to finance a portion of the acquisition of A&A. The capital securities are subject to mandatory redemption on January 1, 2027 or, are redeemable in whole, but not in part, at the option of Aon upon the occurrence of certain events. Interest is payable semi-annually on the capital securities.

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

Net statutory income of the insurance subsidiaries (including LOV and UFLIC through 1995 and the statutory gain on the sale of LOV and UFLIC in 1996), is summarized as follows:

(millions)Years ended December 31  1996       1995      1994
-------------------------------------------------------------
Life insurance                     $807       $197      $272
Property casualty                    71         58        34
=============================================================

Statutory capital and surplus of the insurance subsidiaries (including LOV and UFLIC at December 31, 1995) is summarized as follows:

(millions)                 As of December 31  1996      1995
-------------------------------------------------------------
Life insurance                                $612      $766
Property casualty                              364       296
=============================================================

9. EMPLOYEE BENEFITS

Savings and Profit Sharing Plans
Certain of Aon's subsidiaries maintain a contributory savings plan for the benefit of United States salaried and commissioned employees and a contributory profit sharing plan for the benefit of Canadian salaried employees and commissioned agents. The company contribution for the savings plan is based on a match of 100% of employee contributions up to a maximum of 3% of eligible compensation. Provisions made for these plans were $14 million, $14 million and $13 million in 1996, 1995 and 1994, respectively.

Employee Stock Ownership Plan
Certain of Aon's subsidiaries maintain a leveraged ESOP for the benefit of the United States salaried and certain commissioned employees. Shares are allocated to eligible employees over a period of ten years through 1998. Contributions to the ESOP amounted to $12 million, $11 million and $9 million in 1996, 1995 and 1994, respectively.

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

A summary of the components of net periodic pension cost for the defined benefit plans in 1996, 1995 and 1994 is as follows:

(millions)Years ended December 31  1996       1995      1994
-------------------------------------------------------------
Defined benefit plan:
 Service cost-benefit earned       $ 21       $ 17      $ 21
  Interest cost on projected
   benefit obligation                21         19        17
 Actual return on plan assets       (51)       (66)       (3)
 Net amortization and deferral       29         44       (18)
-------------------------------------------------------------
Net periodic pension cost          $ 20       $ 14      $ 17
=============================================================

The weighted average assumptions used in accounting for the defined benefit plan were:

        Years ended December 31      1996       1995      1994
---------------------------------------------------------------
Assumed discount rate                 7.8%       7.5%      8.5%
Rate of compensation increase         5.0%       5.0%      5.0%
Expected long-term rate of
 return on plan assets                9.0%       9.0%      9.0%
===============================================================

In April 1996, Aon established a limited time early retirement incentive program that provided benefits through the defined benefit plan. The additional cost of termination benefits applicable for 1996, resulting from the program, was $19 million. Also in 1996, Aon completed the sales of LOV and UFLIC which resulted in a curtailment gain of $8 million, which is included in the gain on sale of discontinued operations. As a result of the sales of these units, affected employees became fully vested in their accrued benefits in the defined benefit plan. During 1994, the Aon Pension Plan was amended to reduce the maximum amount of compensation that can be considered under the plan as required by law and to provide increases in benefits to current pensioners. Net periodic pension cost for 1994 decreased $2 million as a result of these amendments.

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position for Aon's U.S. defined benefit pension plan.

(millions)              As of December 31     1996      1995
-------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                     $255      $218
Accumulated benefit obligation                 261       224
-------------------------------------------------------------
Projected benefit obligation                   305       286
Plan assets at fair value                      317       282
-------------------------------------------------------------
Plan assets greater than (less than)
 projected benefit obligation                   12        (4)
Unrecognized net gain                          (63)      (26)
Unrecognized prior service cost                  1         2
-------------------------------------------------------------
Pension cost included in other liabilities   $ (50)    $ (28)
=============================================================

Plan assets include marketable equity securities, deposit administration insurance contracts and corporate and government debt securities including securities issued by Aon totaling $35 million and $28 million in 1996 and 1995, respectively. In addition, $186 million of plan assets were held under a special contract with a subsidiary of Aon in 1995.

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

A summary of the components of net periodic pension cost for the material defined benefit plans, grouped by country, is as follows:

(millions)     Years ended December 31        1996       1995      1994
------------------------------------------------------------------------
United Kingdom:
 Service cost-benefit earned                  $ 11       $ 11      $  8
 Interest cost on projected
  benefit obligation                            17         15        10
 Actual loss (return) on plan assets           (28)       (29)        6
 Net amortization and deferral                   6         11       (20)
------------------------------------------------------------------------
Net periodic pension cost                     $  6       $  8      $  4
========================================================================
The Netherlands:
 Service cost-benefit earned                  $  4       $  4      $  2
 Interest cost on projected
  benefit obligation                             9          9         8
 Actual return on plan assets                  (11)       (11)       (9)
 Net amortization and deferral                  --         --         1
------------------------------------------------------------------------
Net periodic pension cost                     $  2       $  2      $  2
========================================================================

The weighted average assumptions used in accounting for these defined benefit plans were:

         Years ended December 31     1996       1995      1994
---------------------------------------------------------------
United Kingdom:
 Assumed discount rate                8.0%       9.0%      9.0%
 Rate of compensation increase        5.5%       7.0%      7.0%
 Expected long-term rate of
  return on plan assets              10.0%      10.0%     10.0%
---------------------------------------------------------------
The Netherlands:
 Assumed discount rate                7.0%       7.0%      7.0%
 Rate of compensation increase        4.0%       4.0%      4.0%
 Expected long-term rate of
  return on plan assets               7.0%       7.0%      7.0%
===============================================================

The following tables set forth the funded status and the amounts recognized in the 1996 and 1995 consolidated statements of financial position for Aon's foreign defined benefit pension plans.

United Kingdom:
(millions)               As of December 31    1996      1995
-------------------------------------------------------------
Projected benefit obligation                  $617      $192
Plan assets at fair value                      680       212
-------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                             63        20
Unrecognized net loss                            6         4
Unrecognized prior service cost                  1         1
Unrecognized net transition obligation           1         1
-------------------------------------------------------------
Prepaid pension cost included in other assets $ 71      $ 26
=============================================================

The Netherlands:
(millions)               As of December 31    1996      1995
-------------------------------------------------------------
Projected benefit obligation                  $136      $140
Plan assets at fair value                      165       168
-------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                             29        28
Unrecognized net loss                           18        19
-------------------------------------------------------------
Prepaid pension cost included in other assets $ 47      $ 47
=============================================================

The funded status and the amounts recognized in the consolidated statements of financial position increased in 1996 as compared to 1995 primarily due to the acquisition of Bain Hogg.

Postretirement  Benefits  Other Than  Pensions
Aon sponsors defined benefit postretirement health and welfare plans that cover both salaried and nonsalaried employees in the U.S., as well as certain other salaried employees in Canada. In the U.S., one plan provides medical benefits, prior to and subsequent to Medicare eligibility and the other provides life insurance benefits. In Canada, the plans provide both extended health care benefits and life insurance benefits. The postretirement health care plans are contributory, with retiree contributions adjusted annually; the life insurance plans are noncontributory. The employer's liability for future plan cost increase is limited in any year to 5% per annum. All plans are funded on a pay-as-you go basis.

In 1996, Aon completed the sales of LOV and UFLIC resulting in a curtailment gain of $5 million which was included in the gain on sale of discontinued operations.

The  following  table sets forth the plans'  combined funded status:

As of December 31                          1996                 1995
(millions)                          Medical      Life    Medical      Life
---------------------------------------------------------------------------
Accumulated
 postretirement
 benefit obligation:
  Retirees                             $17       $ 7        $15       $ 8
  Fully eligible active
   plan participants                     5         2          8         4
  Other active plan
   participants                          7         2          9         2
---------------------------------------------------------------------------
                                        29        11         32        14
Unrecognized prior service              16         5         22         6
Unrecognized net gain                   20         7         20         5
---------------------------------------------------------------------------
Accrued postretirement
 benefit liability                     $65       $23        $74       $25
===========================================================================

Net periodic postretirement benefit cost includes the following components:

(millions)     Years ended December 31   1996       1995      1994
-------------------------------------------------------------------
Service cost                              $ 1        $ 1       $ 1
Interest cost                               3          3         4
Amortization of prior service              (7)        (7)       (6)
-------------------------------------------------------------------
Net periodic postretirement
 benefit credit                           $(3)       $(3)      $(1)
===================================================================

For measurement purposes in 1996, 1995 and 1994, a 9.5%, 10.5% and 11.5%, respectively, annual rate of increase in the per capita cost of covered health care benefits (trend rate) adjusted for actual current year cost experience was assumed, decreasing gradually to 6% in year 2000 and remaining the same thereafter. However, with the employer funding increase cap limited to 5% per year, net employer trend rates are effectively limited to 5% per year in the future.

Increasing the assumed health care cost trend rates by one percentage point would result in no change in the accumulated postretirement benefit obligation
(APBO) as of December 31, 1996 because of the 5% cap on future employer funding increases.

Assumptions used in determining the APBO are summarized below:


               As of December 31                1996      1995        1994
---------------------------------------------------------------------------
Weighted-average discount rate                   7.8%      7.5%        8.5%

Weighted-average rate of
 compensation increase                           5.0%      5.0%        5.0%
===========================================================================


10. STOCK COMPENSATION PLANS
Stock Award Plan
In 1994, Aon's stockholders approved an amendment to the Aon Stock Award Plan that increased the aggregate number of common stock that Aon could award to 5,025,000 shares. Generally, the award plan requires the employees to complete three continuous years of service before the award begins to vest in increments until the completion of a ten-year period of continuous employment. In general, most awarded shares are issued as they become vested. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested awards. The compensation cost associated with each award is deferred and amortized over the period of continuous employment using the straight line method.

Aon common stock awards outstanding consist of the following:

(thousands)    Years ended December 31       1996       1995      1994
-----------------------------------------------------------------------
Shares outstanding
 at beginning of year                       2,609      2,169     1,672
Granted                                     1,195        709       726
Vested and exercised                         (265)      (216)     (214)
Canceled                                      (66)       (53)      (15)
-----------------------------------------------------------------------
Shares outstanding
 at end of year                             3,473      2,609     2,169
=======================================================================

Stock Option Plan
Under a nonqualified stock option plan, options to purchase common stock were granted to certain officers and employees of Aon and its subsidiaries at 100% of market value on the date of grant. Generally, the option plan requires employees to complete three continuous years of service before the options begin to vest in increments until the completion of a seven-year period of continuous employment.

Aon adopted the disclosure-only option under Statement No. 123, "Accounting for Stock-Based Compensation," as of December 31, 1996. If the accounting provisions of the new Statement had been adopted as of the beginning of 1996, the effect on both the 1996 and 1995 net income and net income per share would have been immaterial. Further, based on the current and anticipated use of stock options, it is not anticipated that the impact of Statement No. 123's accounting provisions would be material in future periods.

A summary of Aon's stock option activity and related information consists of the following:



Years ended December 31       1996                  1995                 1994
--------------------------------------------------------------------------------------
                       Weighted
                        Average
                       Exercise                           Price                 Price
(shares in thousands)    Shares     Price      Shares     Range     Shares      Range
--------------------------------------------------------------------------------------
Beginning
 outstanding           3,475          $32       3,346    $14-36      2,699     $14-36
Granted
 (at fair value)       1,023           52       1,086     32-38      1,134      31-36
Exercised               (488)          26        (747)    14-29       (353)     14-26
Canceled                (493)          35        (210)    17-36       (134)     14-36
--------------------------------------------------------------------------------------
Ending
 outstanding           3,517           39       3,475     20-38      3,346      14-36
--------------------------------------------------------------------------------------
Exercisable at
 end of year             310           29         425     20-35        648      14-32
--------------------------------------------------------------------------------------
Options available
 for grant               863                    1,450                2,326
--------------------------------------------------------------------------------------

A summary of options outstanding and options exercisable at December 31, 1996 is as follows:

(shares in thousands)         Options Outstanding                 Options Exercisable
---------------------------------------------------------------------------------------
                                 Weighted
                Number            Average       Weighted          Number      Weighted
Range of   Outstanding          Remaining        Average     Exercisable       Average
Exercise        As of         Contractual       Exercise           As of      Exercise
Prices        12/31/96        Life(Years)          Price        12/31/96         Price
---------------------------------------------------------------------------------------
$24.50-$33.44      692               2.7          $28.94             235        $26.44
 33.96- 33.96      802               4.2           33.96              --            --
 34.25- 35.75      746               5.1           35.65              14         34.46
 35.83- 48.88      310               3.7           36.77              61         36.00
 51.50- 60.25      967               6.3           52.13              --            --
---------------------------------------------------------------------------------------
$24.50-$60.25    3,517               4.6          $38.56             310        $28.68
---------------------------------------------------------------------------------------


11. FINANCIAL INSTRUMENTS
Financial Risk Management
Aon is exposed to market risk from changes in interest rates and foreign currency exchange rates. To manage the volatility related to these exposures, Aon enters into various derivative transactions that have the effect of reducing these risks by creating offsetting market exposures. If Aon did not use derivative contracts, its exposure and market risk would be higher.

Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses.

In addition to creating market risks that offset the underlying business exposures, certain derivatives also give rise to credit risks due to possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to Aon. Aon has limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions and by using exchange-traded instruments. Aon closely monitors the creditworthiness of and exposure to its counterparties and considers its credit risk to be minimal. At December 31, 1996 and 1995, Aon placed securities in escrow amounting to $13 million and $1 million, respectively, relating to these derivative contracts.

Interest Rate Risk  Management
Aon uses interest rate derivative contracts to manage the interest rate risk associated with assets and liabilities underlying its underwriting businesses. Interest rate derivatives are also utilized to manage the company's funding and other corporate risks.

Interest rate swap agreements have been used primarily to manage asset and liability durations. Exchange-traded Eurodollar futures, used in conjunction with basis rate swaps, are used to manage asset liability durations related to various other crediting arrangements emanating from other insurance businesses. As of December 31, 1996 and 1995, these swap agreements had the net effect of shortening asset durations. Variable rates received on interest rate and basis rate swap agreements correlate with crediting rates paid on outstanding liabilities. The net effect of swap payments is settled periodically and reported in income. There is no settlement of underlying notional amounts.

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

Aon performs frequent analyses to measure the degree of correlation associated with its derivative programs. Aon assesses the adequacy of the correlation analyses results in determining whether the derivatives qualify for hedge accounting. The premium that Aon pays or receives for options (including interest rate caps and floors) represents the cost basis of the option until it expires or is closed. Realized gains and losses on derivatives that qualify as hedges are deferred and reported as an adjustment of the cost basis of the hedged item. Deferred gains and losses are amortized into income over the remaining life of the hedged item. Outstanding derivatives that are hedges of items carried at fair value are reflected in the financial statements at fair value with changes in the derivative fair value reported as unrealized gains and losses directly in stockholders' equity.

In January 1997, Aon issued $800 million of 8.205% capital  securities (see note
8). To hedge its exposure to rising long-term interest rates associated with the anticipated debt issue, Aon entered into various exchange-traded derivative contracts including treasury futures and options. The hedge was in place from December 1996 until January 1997.

Foreign  Exchange  Risk  Management
Aon uses foreign currency futures, options and forward contracts to hedge against the effects of foreign currency fluctuations on the translation of the financial statements of Aon's foreign operations. Generally, realized and unrealized gains and losses on those derivatives are recorded directly to stockholders' equity, as a component of net unrealized foreign exchange gains and losses.

Certain of Aon's foreign brokerage subsidiaries receive revenues in currencies that differ from the currency in which their operating expenses are denominated. To reduce the variability of cash flows from these operations, foreign forward exchange contracts having settlement dates that are primarily less than one year are used. Related gains or losses on these contracts are reflected as an adjustment to the expense component on the statement of income when the currencies are exchanged to settle expense commitments. Contracts entered into require no up-front premium and settle at the expiration of the related contract.

Notional and Other Data
The following are the notional amounts of Aon's outstanding derivatives grouped by the types of risks being managed:


(millions)              As of December 31                   1996     1995
--------------------------------------------------------------------------
Interest rate and asset/liability duration management
  Net Eurodollar futures                                  $1,741     $820
  Treasury futures                                           220       --
  Call options                                                72       --
  Interest rate swaps--pay fixed                              90      260
  Interest rate swaps--receive fixed                          85       10
  Basis rate swaps--pay and receive variable                  90       70
Interest rate management for anticipated transactions
  Treasury futures                                           100       --
  Call options                                               250       --
  Put options                                                500       --
  Interest rate caps                                          22       72
Foreign currency management--forwards                        157       62
==========================================================================

During each of the years, 1996, 1995 and 1994, Aon amortized $3 million of net deferred gains relating to derivatives into income. Realized losses related to anticipated transactions were immaterial for the years ended December 31, 1996 and 1995.

The interest rates on Aon's outstanding swaps at December 31 are presented below:

                      Receive           Pay        Pay        Receive
                        Fixed      Variable      Fixed       Variable
----------------------------------------------------------------------
1996                  5.8-6.8%          5.6%   6.0-9.7%       5.6-6.0%

1995                       --            --    7.9-8.3%           5.4%
======================================================================

As of December 31, 1996, the swaps have maturities ranging from May 1997 to December 2026. Aon receives variable rates based on the one month commercial paper and the six month London Interbank Offer Rate (LIBOR) rate. Aon pays variable rates based on the three- and six-month LIBOR rates. Basis rate swaps mature in December 2000 and require payments based on the three month LIBOR index and provide for receipts based on the two-year treasury rate. Eurodollar futures, with maturities ranging from March 1997 to June 2001, effectively convert the variable rate basis swap payments to fixed payments. Other outstanding contracts generally have lives that are 90 days or less.

Other Financial Instruments
Aon has certain investment commitments to provide capital and fixed-rate loans as well as certain forward contract purchase commitments. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 1996 and 1995 totaled $154 million and $196 million, respectively.

Subsidiaries of Aon have entered into agreements with financial institutions, whereby the subsidiaries sold certain receivables, with limited recourse. Agreements provide for sales of receivables on a continuing basis through September 1997. As of December 31, 1996 and 1995, the maximum commitment contained in these agreements was $1,155 million and $752 million, respectively. Accounts receivable sold in 1996, 1995 and 1994 amounted to $1,726 million, $1,253 million and $1,095 million, respectively. Outstanding receivables of $1,077 million and $687 million, remained to be collected at December 31, 1996 and 1995, respectively. Aon's credit risk relates to amounts that may be due under recourse provisions that could exceed recorded estimates. At December 31, 1996 and 1995, this exposure was approximately $42 million.

Fair Value of Financial  Instruments
Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass the majority of policy liabilities, various other non-financial instruments or other intangible assets related to Aon's business. Accordingly, care should be exercised in deriving conclusions about Aon's business or financial condition based on the fair value disclosures. The carrying value and fair value of certain of Aon's financial instruments are as follows:

As of December 31             1996                1995
-------------------------------------------------------------
                     Carrying      Fair   Carrying      Fair
(millions)              Value     Value      Value     Value
-------------------------------------------------------------
Assets:
 Fixed maturities and
  equity securities
  (note 4)             $3,705    $3,705     $8,693    $8,693
 Mortgage loans on
  real estate              29        29        632       684
 Policy loans              58        57        226       223
 Cash, receivables,
  short-term and
  other long-term
  investments           6,437     6,437      4,163     4,163
 Derivatives*              --        10          1         1
Liabilities:
 Investment type
  insurance contracts  $  507    $  509     $3,666    $3,711
 Short-term borrowings,
  premium payables
  and commissions
  and general expenses  5,134     5,134      3,638     3,638
 Notes payable            475       478        498       513
 Derivatives               --        --         --        24
=============================================================

*Derivatives with a carrying value of $21 million and a fair value of $21 million are included in other asset categories at December 31, 1996.

12. LITIGATION
Aon and its subsidiaries are subject to numerous claims and lawsuits that arise in the ordinary course of business. Some of these cases are being litigated in jurisdictions which have judicial precedents and evidentiary rules which are generally believed to favor individual plaintiffs against corporate defendants. The damages that may be claimed in these and other jurisdictions are substantial, including in many instances claims for punitive or extraordinary damages. Accruals for these lawsuits have been provided to the extent that losses are deemed probable and are estimable. Although the ultimate outcome of these suits cannot be ascertained and liabilities in indeterminate amounts may be imposed on Aon or its subsidiaries, on the basis of present information, availability of insurance coverages and advice received from counsel, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of Aon.


13. SEGMENT INFORMATION
Aon Corporation is a multinational holding company. Its businesses serve consumers and commercial operations in North America, South America, Europe, Africa, Asia and Australia. Aon's continuing operations are concentrated into two core businesses. Insurance brokerage and consulting services provide services for commercial, industrial and insurance company clients. Insurance underwriting provides life, accident and health insurance and extended warranty products for individual consumers, delivered through controlled distribution channels. Certain reclassifications of prior period segment information have been made to conform to the current period presentation. The segment information located in the tables on pages 18 through 21 is incorporated herein by reference.

REPORTS BY INDEPENDENT AUDITORS AND MANAGEMENT


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
BOARD OF DIRECTORS AND STOCKHOLDERS
Aon CORPORATION

We have audited the accompanying consolidated statements of financial position of Aon Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in note 4, the Company changed its method of accounting for certain investments in 1994.


 /s/ Ernst & Young LLP


Chicago, Illinois
February 11, 1997

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

Management maintains a system of internal control designed to meet its responsibilities for reliable financial statements. The system is designed to provide reasonable assurance, at appropriate costs, that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative costs and expected benefits of those controls. It is management's opinion that its system of internal control, as of December 31, 1996, was effective in providing reasonable assurance that its financial statements were free of material misstatement. In addition, management supports and maintains a professional staff of internal auditors who coordinate audit coverage with the independent auditors and conduct an extensive program of financial and operational audits.

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

SELECTED FINANCIAL DATA

(millions except common stock and per share data)        1996         1995         1994      1993      1992
------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
     Brokerage commissions and fees                   $ 1,919      $ 1,651      $ 1,389   $ 1,190   $   714
     Premiums earned                                    1,527        1,427        1,322     1,278     1,275
     Net investment income                                384          329          257       227       223
     Realized investment gains                              8           13           19        30        24
     Other income                                          50           46           54        46        42
         Total revenue                                  3,888        3,466        3,041     2,771     2,278
------------------------------------------------------------------------------------------------------------
     Income from continuing operations                $   292   $      304      $   269   $   228   $   134
     Discontinued operations                               43           99           91        96        72
     Net income                                           335          403          360       324       127
     Operating income from continuing operations*         346          295          256       214       171
------------------------------------------------------------------------------------------------------------

PER SHARE DATA
     Income from continuing operations                $  2.48      $  2.57      $  2.28   $  1.91   $  1.24
     Discontinued operations                             0.39         0.91         0.86      0.90      0.69
     Net income                                          2.87         3.48         3.14      2.81      1.17
     Operating income from continuing operations*        2.97         2.49         2.16      1.79      1.60
------------------------------------------------------------------------------------------------------------


BALANCE SHEET DATA
ASSETS
     Investments                                     $  5,213      $10,639      $ 9,783   $ 9,652   $ 9,088
     Brokerage receivables                              3,566        2,264        1,882     1,615     1,524
     Other                                              4,944        6,833        6,257     5,012     3,678
                                                     -------------------------------------------------------
         Total assets                                 $13,723      $19,736      $17,922   $16,279   $14,290
------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
     Policy liabilities                               $ 4,360      $ 9,556      $ 9,310   $ 8,776   $ 7,759
     Insurance premiums payable                         4,144        2,723        2,409     1,948     1,866
     Notes payable                                        521          554          561       594       556
     General liabilities                                1,815        4,179        3,335     2,673     2,005
                                                     -------------------------------------------------------
         Total liabilities                             10,840       17,012       15,615    13,991    12,186
     Redeemable preferred stock                            50           50           50        --        --
     Stockholders' equity                               2,833        2,674        2,257     2,288     2,104
                                                     -------------------------------------------------------
         Total liabilities and stockholders' equity   $13,723      $19,736      $17,922   $16,279   $14,290
------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
     Dividends paid per share                          $ 1.42       $ 1.34       $ 1.26    $ 1.18    $ 1.11
     Stockholders' equity per share                     24.31        22.77        18.30     18.95     17.48
     Price range                                  643/4-471/2  507/8-313/8  353/4-291/4  39-307/8  36-261/8
     Market price at year-end                          62.125       49.875       32.000    32.250    36.000
     Common  stockholders                              13,030       13,520       14,163    14,615    14,746
     Shares  outstanding  (in millions)                 110.9        108.3        107.7     101.6     100.0
------------------------------------------------------------------------------------------------------------

*Operating income from continuing operations excludes aftertax realized investment gains, 1996 special charges of $59 million, a retroactive tax charge in 1993 of $5 million, the 1992 cumulative effect of changes in accounting principles of $80 million, and 1992 special charges of $54 million.

QUARTERLY FINANCIAL DATA

(millions except common stock and per share data)          1Q           2Q           3Q           4Q         1996
------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
     Brokerage commissions and fees                    $468.0       $445.5       $454.5     $  550.8     $1,918.8
     Premiums earned                                    378.0        381.3        382.1        385.3      1,526.7
     Net investment income                               84.7         92.6         92.4        114.3        384.0
     Realized investment gains                             --           --          3.1          5.0          8.1
     Other income                                        11.4         13.0         12.2         14.0         50.6
                                                       -----------------------------------------------------------
         Total revenue                                  942.1        932.4        944.3      1,069.4      3,888.2
                                                       -----------------------------------------------------------
     Income from continuing operations                   96.5         65.3         83.8         46.2        291.8
     Discontinued operations                             22.4         21.0           --           --         43.4
     Net income                                         118.9         86.3         83.8         46.2        335.2
     Operating income from continuing operations*        96.5         84.8         81.8         82.5        345.6
------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
     Income from continuing operations                 $ 0.84       $ 0.55       $ 0.72    $    0.38     $   2.48
     Discontinued operations                             0.20         0.19           --           --         0.39
     Net income                                          1.04         0.74         0.72         0.38         2.87
     Operating income from continuing operations*        0.84         0.73         0.70         0.71         2.97
------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
     Dividends paid per share                          $ 0.34       $ 0.36       $ 0.36    $    0.36     $   1.42
     Stockholders' equity per share                     22.76        23.15        23.29        24.31        24.31
     Price range                                  553/8-483/4  557/8-497/8  541/2-471/2     643/4-54  643/4-471/2
     Average dividend yield                               2.6%         2.7%         2.8%         2.4%         2.5%
     Shares outstanding (in millions)                   108.5        107.9        108.3        110.9        110.9
     Average monthly trading volume (in millions)         3.0          4.7          2.3          3.6          3.4
==================================================================================================================

(millions except common stock and per share data)          1Q           2Q           3Q           4Q         1995
------------------------------------------------------------------------------------------------------------------
Income Statement Data
     Brokerage commissions and fees                    $424.6       $400.2       $400.9     $  425.6     $1,651.3
     Premiums earned                                    335.7        364.7        358.1        368.0      1,426.5
     Net investment income                               80.9         77.5         86.6         84.4        329.4
     Realized investment gains                            1.1         (0.6)         8.8          3.8         13.1
     Other income                                        10.9         10.1         11.3         13.1         45.4
                                                       -----------------------------------------------------------
         Total revenue                                  853.2        851.9        865.7        894.9      3,465.7
                                                       -----------------------------------------------------------
     Income from continuing operations                   90.5         71.7         77.0         64.5        303.7
     Discontinued operations                             20.7         27.0         23.0         28.4         99.1
     Net income                                         111.2         98.7        100.0         92.9        402.8
     Operating income from continuing operations*        89.8         72.0         71.4         62.0        295.2
------------------------------------------------------------------------------------------------------------------

Per Share Data
     Income from continuing operations                 $ 0.77       $ 0.60       $ 0.66    $    0.54    $    2.57
     Discontinued operations                             0.19         0.25         0.21         0.26         0.91
     Net income                                          0.96         0.85         0.87         0.80         3.48
     Operating income from continuing operations*        0.76         0.60         0.61         0.52         2.49
------------------------------------------------------------------------------------------------------------------

Common Stock Data
     Dividends paid per share                          $ 0.32       $ 0.34       $ 0.34    $    0.34    $    1.34
     Stockholders' equity per share                     19.79        21.63        21.89        22.77        22.77
     Price range                                  371/2-313/8     38-355/8  413/4-361/4  507/8-401/2  507/8-313/8
     Average dividend yield                               3.7%         3.7%         3.4%         3.0%         3.3%
     Shares outstanding (in millions)                   108.0        107.1        108.0        108.3        108.3
     Average monthly trading volume (in millions)         1.4          1.8          2.1          3.1          2.1
==================================================================================================================

*Operating  income  from  continuing   operations   excludes  aftertax  realized
investment  gains of $5 million  and $8 million in 1996 and 1995,  respectively, and special  charges of $19 million and $40 million in second  quarter  1996 and fourth quarter 1996, respectively.