Form 10-K, Exhibit 13
period 1997-12-31
AON CORP
filed 1998-03-31
CIK 315293

Aon  Risk  Services

A leading global retail insurance brokerage and risk management services company, Aon Risk Services (ARS) offers comprehensive risk management services, including insurance placement, administrative services, program development, risk management and loss control consulting, claims management consulting, premium financing and other fee-based services.

ARS strengths are in its global, industry-focused practice groups, which include aviation, energy, marine, entertainment, construction, health care, utilities, railroads and financial institutions. Product-specific services include directors' and officers' liability, workers' compensation, professional liability, export credit, expropriation, property, casualty and fine arts. Technical services, delivered through Aon Worldwide Resources, include loss control, actuarial analysis, risk management consulting and specialized claims adjusting.

HIGHLIGHTS During 1997, ARS continued to invest in the talent, technology and product development needed to better serve new and existing clients. We launched AonLine, an innovative, cost-effective network of electronic services designed to meet the information needs of risk managers. As a secure "extranet," it is capitalizing on the Internet for personalized and accessible communications and is available exclusively to Aon clients.

OUTLOOK Aon is continually redefining the way we deliver brokerage services. For example, through Aon Enterprise, we are developing fundamental process changes that will improve efficiency and deliver core services to our customers more effectively.

ARS continues to be at the forefront in developing alternative risk financing mechanisms ranging from captive insurance companies to multi-line, multi-year, high-aggregate excess programs. ARS provides risk management services to companies of all sizes in every corner of the globe. Through our Strategic
Account Management initiative, we are able to streamline the delivery of the full range of Aon resources to larger clients. Many of these companies are focusing on a broader definition of risk management, requiring more complex services, a responsive and far-reaching network and the expertise necessary to provide innovative solutions. They want value-added strategic partnerships, and we expect Aon will be their choice for long-term risk management.

Aon  Risk  Services  is  a  leading  global   insurance   broker,   providing  a
comprehensive range of risk management services to assist clients in evaluating and managing risk exposures.

Aon Risk Services in brief:

   o  Fastest-growing global broker

   o  Owned offices in more than 100 countries

   o Offers a variety of services to complement traditional brokerage needs, including:

          risk  identification

          risk control

          strategic risk planning

          creative risk financing

          risk management information systems

          merger and acquisition due diligence

Aon Re Worldwide

Aon's global  reinsurance  operations are coordinated under the Aon Re Worldwide
(ARW) umbrella. With offices in 50 countries, ARW is a leader in the major insurance markets of North America, the U.K., Continental Europe, Japan and Australia as well as rapidly emerging markets in Latin America and Asia-Pacific.

ARW provides an array of services to aid its clients in the design, structure and implementation of risk transfer programs. We offer traditional treaty and facultative reinsurance placement services as well as capital market products and sophisticated risk portfolio analysis.

HIGHLIGHTS During 1997, ARW expanded its global reinsurance network through organic growth and strategic acquisitions. We enhanced our North American presence by adding offices in Canada and the southeastern United States. We deepened our penetration in Europe, Australia, Canada, Asia and Latin America through Aon Group Limited, which brought together the collective expertise of the Alexander Howden Group, Bain Hogg, Jauch & Hubener, the Minet Group and Nicholson Jenner Leslie.

We continued to strengthen our position as a leader in developing capital market and risk transfer innovations. For example, we placed three CatEPuts
(Catastrophe Equity Put programs) for clients. And, we worked with newly launched Aon Capital Markets to enhance our ability to assist clients in managing their risks on a comprehensive basis.

OUTLOOK The global reinsurance market is undergoing significant changes as consolidation occurs in all sectors. ARW is at the forefront of the industry and continues to look for opportunities to extend its global reach. We also will continue to make significant investments in technology and value-added services in order to provide the most comprehensive risk management services. We will further strengthen our global reinsurance network to ensure that the most advanced products and services are available to Aon clients anywhere in the world.

Aon Re Worldwide is the world's largest reinsurance intermediary, providing treaty and facultative placements, industry- and coverage-specific expertise as well as analytical consulting services.

Aon Re  Worldwide in brief:

   o  Offices in 50 countries

   o  Traditional reinsurance coverage and alternative risk financing solutions

   o  Clients  include  global,   national  and  regional  insurance  companies,
      reinsurance companies, Lloyd's syndicates, affinity groups, risk retention groups and single parent captives

   o  Services  include  actuarial  analysis,   catastrophe  exposure  modeling,
      non-traditional financial products, risk portfolio analysis and security analysis

   o Product line expertise includes accident and health, aviation, life, marine and energy and specialty non-marine

Look up the definition of global business and you should find the name Sara Lee Corporation. This $20 billion company is one of Aon's most prominent clients and one that really brings out the best in our global network, which now stretches across 550 offices and more than 100 countries.

As Sara Lee's primary insurance broker, everything Aon does for them must have a global reach. "We manage global risks, global resources, global commu-nication systems," says Carol Murphy, Strategic Account Manager of the Aon/Sara Lee team. "And, we deliver on a local level, supplying local risk management needs in a program coordinated globally." All of Aon's offices are electronically linked via several proprietary computer systems, providing up-to-the-minute client information.

"With operations in more than 40 countries and a global distribution system that enables us to market branded consumer products in more than 140 countries, we rely on solid partnerships to support our broad global presence," says Vincent Coffey, Sara Lee Corporation's Director, Risk Management. "Aon has put together a team that meets our needs in virtually every corner of the world. With 42% of our sales now coming from business conducted outside the U.S., Aon has grown with us to support our risk management needs worldwide."

In the Chicago office, 20 of our risk specialists are dedicated to Sara Lee while more than 100 others are strate-gically located around the world. "We use our global network to help Sara Lee achieve its global growth strategies," adds Carol. "For instance, we were part of the planning team for Sara Lee's integration of Aoste, a French acquisition with $800 million in revenues. We had to make sure that in addition to providing the best local insurance service, we were in sync with the company's global standards and objectives."

Sara Lee also benefits from Aon's Strategic Account Management (SAM) initiative designed to build stronger partnerships with its major clients. The SAM team responsible for Sara Lee deeply understands its business, its expectations and its goals. As a result, Aon has been able to help Sara Lee strengthen the risk management synergy between its U.S. and European businesses as well as help with recent divestitures as Sara Lee focuses on building leadership brands on a global basis.

"Aon people know our business, act with a sense of urgency, know where to find solutions in the global marketplace and, above all, have great integrity," adds Vince, who has worked with Aon since 1989. "We share a philosophy of business. Aon believes in a collaborative partnership and progressive business management. That's the way we like to do business."

     Anytime,

     anywhere,

     Aon's global

     network

     delivers

Insuring Sara Lee's global brands is a round-the-clock job for Carol Murphy, Aon
Strategic  Account  Manager,  and  Vincent  Coffey,  Sara  Lee  Director,   Risk
Management (as shown in photo).

Aon Services Group

Aon Services Group (ASG) designs and delivers specialized retail and wholesale insurance products and services for associations and affinity groups, service businesses, insurance companies, independent insurance agents and brokers, governments, health care providers and commercial organizations. Through its subsidiaries, ASG provides wholesale brokerage capabilities, as well as program administration and claims management expertise for insurance organizations. ASG's thorough knowledge of targeted industries and market segments, together with leading-edge products and multiple-channel distribution systems, has produced recognized experts in program administration for professional liability, with specialized expertise in the accounting, health care and legal professions.

HIGHLIGHTS In 1997, Aon Services Group changed its name from Aon Specialty Group to reflect the fact that it provides not only highly specialized insurance products but many comprehensive, value-added services as well. We concentrated our efforts on consolidating existing ASG units and assimilating several key acquisitions. We integrated Alexander Howden North America and Swett & Crawford into ASG's wholesale brokerage unit, merged Alexander & Alexander's health care practice unit with the Aon Healthcare Alliance, and added segments of several other acquisitions into our Affinity Insurance Services unit.

OUTLOOK ASG has a solid position as a premier provider of wholesale brokerage services. Additional resources have strengthened Aon Healthcare Alliance's ability to offer a wide array of products and services to all segments of the health care industry. We are increasing our efforts to distribute insurance to affinity groups in Europe, Latin America and other global markets. We also are developing our reputation and expertise in third-party claims administration. In order to offer more products and services to more clients, we are enhancing existing distribution networks and promoting greater interdependence with other Aon units.

Aon Services Group consists of several highly focused specialty companies, providing industry-specific expertise, unique insurance coverages and wholesale brokerage services.

Aon Services Group in brief:

   o A premier direct marketer of specialty coverages to affinity groups and associations

   o A leading provider of products, services, resources and expertise to the health care industry

   o  The largest U.S. wholesale insurance brokerage operation

   o  A rapidly growing third-party claims administration organization

   o A leading provider of comprehensive underwriting management programs for various industries, including financial services, media, entertainment, sports and leisure and government entities

   o Our Affinity Insurance Services produces $1 billion in premiums from more than 5 million policyholders

At Aon, our concept of teamwork is called "interdependence," meaning two or more companies working together for the benefit of a client. In bringing together the best of Aon, we believe our culture of interdependent, innovative problem solving clearly distinguishes our service from the competition.

By breaking down barriers that often exist between brokerage specialties, Aon professionals can pool the best expertise and resources to provide a full range of solutions. Working as an integrated, networked global team, we can meet our clients' risk management, risk transfer and consulting needs anywhere in the world.

A good example is our developing partnership with Philips Electronics N.V., the Dutch company of more than 100 businesses ranging from lighting, medical products, electronics and consumer products to film and music. Aon has been managing most of Philips' risk exposures since 1996 when Philips remarketed its insurance programs. Soft market pricing and Aon's expanded service base convinced the company to rethink its traditional internal captive-based insurance programs and turn to Aon.

"When Philips restructured its risk management operations, Aon was ready to step in," says Kik Thole, Strategic Account Manager. "We are able to bring all the resources of Aon together and deliver them to Philips seamlessly."

Philips Risk Manager Arjen Ronner explains, "Risk management reengineering is an ongoing process, involving both strategy and implementation. Aon is able to assist our local managers with many of the administrative tasks so that they can focus their efforts on the critical risk management issues."

For Philips' diverse businesses, Aon developed a comprehensive multi-line, multi-year program, which is managed out of Holland and supported by global practices in New York and London. Most recently, our Hong Kong office was instrumental in securing insurance coverage for Philips' joint ventures throughout China.

"We need an experienced, competent team of marketing and technical specialists," adds Arjen Ronner. "Our Aon account team in Rotterdam is able to access resources from around the world and deliver them to our door."

     Resourceful

     interdependence

     brings

     the best of

     Aon to

     every client

Philips Risk Manager Arjen Ronner (left) and Kik Thole, Aon Strategic Account Manager (as shown in photo), work together with Aon companies worldwide.

Aon Consulting Worldwide

Focused on linking people strategies to business strategies, Aon Consulting Worldwide (ACW) specializes in human resources consulting services. From offices on five continents, Aon consultants help clients maximize their performance and improve bottom-line results. The ACW approach ensures that clients attract, retain and develop the best people.

ACW is organized into four consulting groups: Employee Benefits, Human Resources, Compensation and Change Management. Within these groups, we offer organizational analysis and HR strategic planning, job design and competency modeling, recruitment and selection, compensation and reward systems, benefits design and management, training and development, HR compliance and risk management, individual and organizational change management.

HIGHLIGHTS During 1997, ACW solidified its position in several key markets. In employee benefit programs, our services are increasingly in demand as clients cope with the pressures of health care industry reform. In human resources management, the outsourcing trend is growing and the demand is strong for our services. We are seeing significant gains in the middle market, where companies are finding our outsourcing services to be very cost effective. ACW is a leader in innovative retirement plan consulting and creative compensation strategies. To help clients manage these activities, we work in conjunction with Aon Risk Services to offer a full package of services in risk management, employee benefits, compensation, human resources and change management.

OUTLOOK In a marketplace where many companies offer various human resources consulting services, ACW is growing and distinguishing itself as a fully integrated human resources consulting organization. Building from a strong Aon Group client base, ACW is able to offer clients a full spectrum of services and the scale of a truly global organization, both in reach and expertise. Increasingly, multinationals are looking to us for an integrated approach for the delivery of the diverse products and services that Aon offers worldwide.

Aon  Consulting
Worldwide serves the growing demand for integrated, cost-effective ways to align human resources solutions with business strategies.

Aon Consulting Worldwide in brief:

   o  One of the world's leading global human resources consulting firms

   o  More than 110 offices worldwide

   o Designs and administers benefits packages that balance employer and employee needs

   o  Develops innovative compensation and reward programs

   o  Implements comprehensive change management programs

   o Improves employee selections systems, skills assessment and performance measurements

The business of risk management demands innovative solutions, teamwork, in-depth industry knowledge and absolute client focus. Aon has become a global leader in risk management because it has been able to attract, retain and develop the best people with the best skills in the industry.

Because of our depth of talent and expertise, we've been able to establish long-term relationships with the world's top businesses. Our 40,000 employees worldwide share goals aligned with the interests of our clients and other stakeholders. A good example is our relationship with Tomkins PLC, a $7 billion multinational company. Managing risk for Tomkins' more than 100 different businesses is a totally engaging responsibility for Aon risk management experts.

"We have some of the industry's best people working on the Tomkins account," explains Charlie Miller, Strategic Account Director in Cincinnati, Ohio, the U.S. hub office for Aon's Tomkins service team.

"We always give them a very high level of customer service."

London-based Tomkins produces everything from Murray lawn mowers in the U.S. to Ranks Hovis McDougall food products in the U.K. Aon's accomplished team of risk and liability specialists is involved in the administration of the Tomkins account, providing needs assessment, strategic planning and project management as a platform for the day-to-day service delivery.

"Risk management is an expertise we outsource," says Richard Marchant, Tomkins Administration Director and Company Secretary. "We look to our colleagues at Aon for the expertise and knowledge we need. We work with individuals we rely on. That's what makes this relationship work so well."

To fully serve the needs of Tomkins and its many businesses worldwide, the team uses a combination of Anistics Omega, Aon's comprehensive database of claims, exposure, policy, premium allocation and property information, along with e-mail and document management systems, all tailored to Tomkins' needs. Together, these give Tomkins and Aon instant access to quality risk management information.

"We couldn't manage the extensive needs of a diverse global company without a comprehensive database and fast, reliable communications," explains Julia Harrop, Worldwide Account Director, and head of the Aon-Tomkins team in Shrewsbury, England. "This is a complex account that requires careful selection of appropriate resources for the many different businesses we serve."

From Tomkins' point of view, working with the Aon team means working with the best. "As far as I'm concerned, Aon is the number one broker," adds Richard Marchant. "They have the resources and the expertise we need for the future."

     Knowledgeable,

     responsive,

     creative . . .

     Aon people are

     determined to
     be the best

The Tomkins-Aon team is headed by Richard Marchant,  Tomkins Company  Secretary,
(left) and Aon Account Directors Charlie Miller and Julia Harrop (as shown in photo).

Virginia Surety Company and London General Insurance Company

Virginia Surety Company (VSC) and its sister company, London General Insurance Company (LGI), provide innovative insurance programs as well as underwriting expertise for a variety of traditional and non-traditional insurance programs. Their expertise and capabilities in consumer extended warranties are unsurpassed.

In addition, Aon Warranty Group (AWG) offers a range of fee-based services that include premium administration, claim processing, information systems and accounting support, customer service, customer care management, value-added after-sale products, training and profit management services.

Our distribution channels include auto dealerships, manufacturers, retailers, distributors, financial institutions, direct mail, telemarketing, affinity groups, associations and the Internet.

HIGHLIGHTS During 1997, we maintained our position as the world's largest independent provider and administrator of warranties for consumer products such as automotive, consumer electronics and appliances, personal computers and homes. We're experiencing significant growth in our specialty insurance products for credit card enhancement programs, cellular phones, power sports and involuntary unemployment.

Through new operations in Argentina, Australia, Brazil and Japan, AWG is creating new business opportunities and strengthening Aon's global development.

In April, AWG acquired Innovative Services International and expanded its offerings to include a new Customer Care Management program, a fast-growing call center service that enhances our core products.

OUTLOOK Through operations on five continents, VSC, LGI and AWG will continue to expand their reach, product offerings and distribution systems into new and existing markets. As we expand, we expect our fastest growing business will continue to be our warranty operations. We'll build our consumer care services by providing customer service, technical support and claims services for an ever-growing list of retailers and consumer brand marketers.

Virginia Surety and its sister companies offer comprehensive consumer extended warranty and consumer service programs.

Virginia Surety in brief:

   o  VSC is rated A+ by A. M. Best

   o VSC/LGI is the world's largest independent underwriter of extended warranties

   o  More than 4 million policies issued in 1997

Aon  Warranty  Group in brief:

   o One of the largest independent service contract administrators in the world

   o  Call centers average 183,000 service calls daily

Imagine dealing with more than 180,000 phone calls daily. And, for each call, you have a smile in your voice and an answer at the ready. That's just what the customer service representatives at Aon Warranty Group and Virginia Surety Company are doing every day for their manufacturing and retail clients.

A comprehensive operation of three independent call centers, Aon's new customer care service is being provided as an added-value service to our clients. It's just one of the new opportunities Aon has developed to serve customers' evolving needs. For example, when consumers call the local store of a national retail chain, the phone line connects to an Aon call center. The call center representative can pull up all the vital information about that particular store on his or her PC screen and can give a quick and efficient response. The consumer is satisfied and the retailer doesn't have to employ in-store staff to handle phone inquiries.

In addition to this rapidly growing service, three other Aon call centers in the U.S. answer claim center calls for auto, home, appliance and electronic warranties as well as 24-hour-a-day technical service support calls for manufacturers of computers and other consumer products.

And every caller gets an answer. While handling calls for a leading manufacturer of consumer brand clothing, Aon's customer service was able to find one thrifty caller the right button to match his 40-year-old pair of blue jeans.

From risk management, loss control and claims management to added-value services such as extended product warranties and customer service programs, Aon provides the services and products that serve the spectrum of client needs.

For example, we underwrite and administer service contracts for household names across America and around the globe, including Office Depot, the world's largest office products retailer, operating over 600 retail stores.

"When we looked for the ideal partner to help us develop our service contract business, the clear choice was Aon Warranty Group," says Julie Siderfin, Office Depot's Manager of Service Contract Sales.

Aon Warranty Group has served Office Depot for several years. "In that time, we've seen service contract sales rise dramatically," she adds. "And, in the months and years ahead, we're looking forward to expanding our relationship with Aon Warranty Group."

     Distinctive

     products

     and services

     create

     value-added

     opportunities

Aon Customer Service Representative Denise Black (as shown in photo) responds to hundreds of consumer calls daily.

Combined Insurance Company of America

Serving the needs of both individuals and businesses, Combined Insurance Company of America (CICA) is a leading distributor and underwriter of supplemental insurance policies, including life, health, accident and disability income.

Many of CICA's nearly 5 million insureds are self-employed or work in firms with modest employee benefits. CICA's competitively priced policies help the insured supplement their employer-provided benefit plans to maintain financial stability in a time of need. We offer a full range of supplemental insurance products with additional services for the worksite, including voluntary benefit enrollment administration and preparation of benefit statements.

HIGHLIGHTS During 1997, CICA took steps to develop new markets and strengthen existing lines. For our traditional product lines, we introduced higher benefit accident policies with convenient monthly payment options. We aggressively pursued our target market with an array of new worksite products -- all capable of being customized to the individual employee and paid through payroll deduction. We introduced administrative services specifically designed for small employers to enhance the value of their benefit programs. In addition to offering these products directly into the market, CICA is working closely with Aon Risk Services retail brokers to introduce CICA services to existing ARS clients.

OUTLOOK CICA will continue expanding its product lines, its customer base and its geographic presence. As baby boomers age, the senior market represents a significant opportunity and CICA is launching a comprehensive portfolio of insurance products aimed at the growing senior population, including a new long-term care policy. Internationally, CICA is expanding its worksite marketing in the United Kingdom and Latin America. In its traditional market, CICA is introducing improved products attuned to market needs with affordable payment options. CICA will continue its tradition of selling to individuals in the workplace by using enhanced products, payroll deduction and other worksite marketing techniques.

For more than 75 years, Combined Insurance Company of America has sold supplemental life, health and accident coverage to individuals in their homes and at their place of work.

Combined  Insurance  Company of America in brief:

   o Operations in the U.S., U.K., Canada, Australia, Ireland, Germany, Mexico, New Zealand, The Netherlands and Argentina

   o  Individual and employer insurance programs

   o The largest issuer of individual accident policies in the U.S., Canada, Australia and Ireland

   o The 4th largest writer of individual accident and health insurance premiums among U.S. companies

   o The 2nd largest writer of individual accident and health premiums in Canada

***  PAGE 17 WAS OMITTED  ***

Management's Analysis of Operating Results and Financial Condition

CONSOLIDATED RESULTS
General
In 1997, Aon invested approximately $1.6 billion in business combinations in its brokerage and consulting businesses. These business combinations were financed primarily by the issuance of capital securities, internal funds and the issuance of commercial paper. The major 1997 acquisitions include: Alexander & Alexander Services Inc. (A&A)--a leading global insurance brokerage and consulting company; Minet --a worldwide specialty reinsurance and wholesale brokerage operation; Sodarcan --a Canadian insurance brokerage and consulting company; and Jauch & Hubener --the largest insurance brokerage and consulting firm in Germany. In fourth quarter 1996, Aon acquired Bain Hogg Group plc (Bain Hogg), a leading insurance broker in the United Kingdom and Asia, for approximately $260 million. These items were accounted for using the purchase method of accounting and the goodwill created is amortized principally over forty years. Because of these acquisitions all brokerage revenue and income comparisons are significantly impacted.

In 1996, Aon sold two of its domestic insurance underwriting subsidiaries, Union Fidelity Life Insurance Company (UFLIC) and The Life Insurance Company of Virginia (LOV) (see note 3). The after-tax proceeds from the sales were $1.2 billion. The sales resulted in a $21 million after-tax gain on sale. UFLIC and LOV results are classified in the consolidated statements of income as discontinued operations in 1996 and 1995. For purposes of the following consolidated results discussions (1997 compared to 1996 and 1996 compared to 1995), comparisons against prior years' results are based on continuing operations.

In 1996, Aon sold the distribution rights of its North American auto extended warranty business. However, it is still being underwritten by Aon's subsidiary, Virginia Surety Company, Inc. As part of the same transaction, Aon sold its North American auto credit insurance and distribution operations. Results of the auto credit underwriting business written prior to the sale are continuing to run off as planned.

Special Charges

All of Aon's special charges are reflected in commissions and general expenses in the consolidated statements of income. In first quarter 1997, Aon recorded pretax special charges of $145 million ($91 million after-tax or $0.54 per share), primarily related to management's commitment to a formal plan of restructuring Aon's brokerage operations as a result of the acquisition of A&A. Pretax restructuring charges include approximately $105 million associated with real estate activities including the closure, abandonment and consolidation of duplicate facilities around the world, and other consolidation costs. The restructuring charges related to consolidating real estate space are expected to be paid out over several years. Special charges for severance and related costs, involving over 600 positions, were approximately $40 million. Terminations resulting from workforce reductions are substantially complete. In connection with the first quarter 1997 special charges, Aon had approximately $80 million remaining unpaid in the commissions and general expenses liability at December 31, 1997.

In  1997,  as  a  result  of  the   acquisition  of  A&A,  Aon  had  established
approximately  $200  million  of  purchase  accounting   liabilities  primarily
relating to costs associated with the consolidation of real estate activities and severance liabilities for approximately 2,000 positions. In connection with these items, Aon had approximately $100 million remaining unpaid in the commission and general expense liability at December 31, 1997.

In second quarter 1997, Aon recorded pretax special charges of $27 million ($17 million after-tax or $0.10 per share) to recognize investment losses incurred at A&A before Aon acquired A&A. Aon discovered in the second quarter that A&A's investment portfolio, as it had been constructed before Aon's acquisition, had
included  certain  highly  volatile   securities  which  had  been  incorrectly
classified as high quality money market instruments. At Aon's acquisition date, the carrying value of certain securities in A&A's portfolio was overstated by the previously unrecognized investment losses.

In second quarter 1996, Aon recorded a $30 million pretax charge ($19 million after-tax or $0.12 per share) related to a voluntary early retirement program for all eligible employees of Aon's United States (U.S.) operating subsidiaries and similar programs in parts of Europe. Approximately 450 employees, 60% of whom were in the U.S., participated in the early retirement program.

In fourth quarter 1996, Aon's management committed to a formal plan of restructuring Aon's European brokerage operations primarily as a result of the Bain Hogg acquisition and recorded pretax special charges of $60 million ($40 million after-tax or $0.24 per share) primarily relating to this activity. The restructuring charges include $32 million relating to consolidating real estate space and data processing facilities and equipment, primarily in Europe, in order to merge Aon's existing operations with those of Bain Hogg. The restructuring charges related to consolidating real estate space are expected to be paid out over several years. Special charges for workforce reductions, involving approximately 300 positions, were $12 million. Terminations resulting from work-force reductions took place within one year from the date of acquisition. Costs associated with special assessments to be paid relating to the reconstruction of the Lloyd's of London insurance market were $11 million. The remaining charges primarily reflect Aon's exit from certain U.S. insurance underwriting markets.

       MANAGEMENT'S ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

In connection with the 1996 special charges, Aon had approximately $30 million remaining in the commissions and general expenses liability at December 31, 1997 representing amounts related to the special charges that have not yet been paid.

As a result of the Bain Hogg acquisition, approximately $85 million of purchase accounting liabilities were established primarily relating to both the costs associated with the consolidation of real estate activities and severance liabilities. In connection with these items, Aon had approximately $55 million remaining unpaid in the commission and general expense liability at December 31, 1997.

Revenue and Income Before Income Tax
Consolidated  Results for 1997 Compared to 1996

Total revenues amounted to $5.8 billion, an increase of 48% in 1997. This increase was largely attributable to growth in brokerage commissions and fees resulting from business combination activity. Brokerage commissions and fees increased 88% to $3.6 billion.

Premiums earned of $1.6 billion increased 5% in 1997. Extended warranty premiums earned increased $110 million or 24% reflecting continued growth of new business in the mechanical, appliance and the electronic lines. There was minimal growth in direct sales business as a result of changes in the consumer insurance market. The planned run-off of North American auto credit business partially offset this growth in premiums earned.

Net investment income of $494 million increased 29% for the year primarily attributable to brokerage acquisitions, and to income received on certain private equity investment holdings. The investment portfolio yield declined five basis points as a result of investment of new cash flows in lower yielding investments, as well as the change in portfolio mix attributable to acquisitions.

Pretax realized investment gains were $6 million in 1997 compared to $8 million in 1996. Revenue excluding realized investment gains increased 48% or $1.9 billion when compared to 1996.

Commissions and general expenses (excluding interest expense) increased 70% for the year primarily due to growth in the brokerage businesses. Benefits to policyholders increased 7% when compared to 1996, reflecting a higher volume of new extended warranty business, as well as growth in capital accumulation products. This increase was partially offset by the profitable phase out of certain specialty liability programs and the run-off of auto credit business as planned. It is anticipated that this business will continue to run-off as planned. Interest expense increased 73% as a result of acquisition financing. Amortization of intangibles, which excludes deferred policy acquisition costs
(DPAC), increased $44 million or 58%, reflecting brokerage acquisitions.

Overall, benefit and expense margins for the insurance underwriting segment did not suggest any significant shift in operating trends in 1997. Total benefits and expenses increased 51% or $1.8 billion over 1996. The increase reflects the inclusion of 1997 and 1996 pretax special charges of $172 million and $90 million, respectively. Total benefits and expenses, excluding the 1997 and 1996 special charges, increased 50% over 1996, primarily reflecting brokerage acquisition activity.

References to income before income tax exclude minority interest related to the issuance of 8.205% mandatorily redeemable preferred capital securities (capital securities) (see note 8).

Income before income tax increased $96 million or 22% in 1997, primarily due to acquisition activity. Excluding special charges, income before income tax increased 33% or $178 million.

Fourth quarter revenue increased 42% to $1.5 billion when compared to 1996, primarily reflecting brokerage business combination activity. Total benefits and expenses, excluding special charges, increased 41% to $1.3 billion for the quarter. Pretax income increased $126 million or 178% to $197 million. The increase in pretax earnings reflects growth in the insurance brokerage and consulting segment related to business combination activity. Excluding special charges, pretax earnings increased 50% compared to fourth quarter 1996.


CONSOLIDATED  GEOGRAPHIC DATA

(millions)     Years ended December 31            1997           1996           1995
--------------------------------------------------------------------------------------
Revenue:
  United  States                                $ 3,413        $ 2,646        $ 2,449
  United  Kingdom                                 1,158            535            453
  Continental Europe                                439            394            316
  Rest of world                                     741            313            248
--------------------------------------------------------------------------------------
Total revenue                                   $ 5,751        $ 3,888        $ 3,466
--------------------------------------------------------------------------------------
Income before  income tax:
  United States                                 $   413        $   357        $   328
  United Kingdom                                    168             87             61
  Continental Europe                                 33             23             20
  Rest of world                                     100             69             49
--------------------------------------------------------------------------------------
Income before income tax
 excluding  special  charges                        714             536           458
Special charges                                     172              90             -
--------------------------------------------------------------------------------------
Total  income  before  income  tax              $   542        $    446       $   458
======================================================================================
Identifiable  assets
 (continuing  operations):
  United States                                 $10,122        $  8,825       $ 6,427
  United Kingdom                                  4,990           2,157         1,577
  Continental Europe                              2,139           1,764         1,344
  Rest of world                                   1,440             977           679
--------------------------------------------------------------------------------------
Identifiable  assets at  December  31           $18,691         $13,723       $10,027
======================================================================================

Of the $172 million special charges in 1997, $60 million were U.S., $107 million were European, and $5 million were rest of world. Of the $90 million special charges in 1996, $35 million were U.S. and $55 million were European.

U.S. revenues increased 29% in 1997 compared to 1996, while pretax income before special charges increased 16% over prior year, both due to acquisition activity, organic growth and overall expense controls.

       MANAGEMENT'S ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

European revenue increased 72% in 1997 to $1.6 billion, and rest of world revenue of $0.7 billion rose 137%. European pretax income before special charges increased 83% to $201 million and rest of world pretax income before special charges increased to $100 million. Both the revenue and pretax income before special charges have increased primarily due to acquisitions.

Revenue and Income Before Income Tax
Consolidated  Results for 1996 Compared to 1995

Total revenue amounted to $3.9 billion in 1996, an increase of 12%. Brokerage commissions and fees increased 16% to $1.9 billion resulting from business combination activity and internal growth. Premiums earned were $1.5 billion or 7% above 1995. A higher volume of new business in the auto extended warranty line and in both the electronic and appliance lines was partially offset by the continued phase-out of certain specialty liability programs. Net investment income of $384 million increased 17% for the year primarily attributable to investment income associated with the proceeds from the sales of UFLIC and LOV.

Commissions and general expenses (excluding interest expense) increased 17% for the year primarily reflecting brokerage growth. Benefits to policyholders increased 13% when compared to 1995 primarily due to a higher volume of new extended warranty business. This increase was partially offset by lower claims paid on auto credit business that has been in run-off since second quarter 1996. Interest expense increased 8% reflecting higher levels of short-term borrowings for the year. Total benefits and expenses increased 14% over 1995. Income before income tax decreased by 3% or $12 million due largely to the inclusion of special charges. Excluding special charges, income before income tax increased 17% or $78 million, largely due to growth in the insurance brokerage and consulting segment related to business combination activity, as well as the earnings associated with the proceeds from the sale of discontinued operations.

MAJOR LINES OF BUSINESS
General

For purposes of the major lines of business discussion, comparisons against 1996 results exclude the discontinued operations and the special charges. A discussion of discontinued operations follows the Major Lines of Business section.

Insurance Brokerage and Consulting Services

Aon's retail brokerage, reinsurance and wholesale operations are included in "Insurance and other services." Also included is Aon Warranty Group which provides marketing and administrative services to clients. In addition, "Insurance and other services" includes revenue from financing services operations related to placement of insurance premiums and retail auto financing receivables. Further, the start-up of Aon Capital Markets has been included.

INSURANCE  BROKERAGE AND CONSULTING SERVICES

(millions)     Years ended December 31            1997           1996           1995
--------------------------------------------------------------------------------------
Revenue:
  Insurance and other services                   $3,221         $1,728         $1,477
  Consulting                                        553            274            250
--------------------------------------------------------------------------------------
Total revenue                                     3,774          2,002          1,727
--------------------------------------------------------------------------------------
Operating expenses                                3,240          1,705          1,467
Amortization of intangibles                          40             40             48
--------------------------------------------------------------------------------------
Total  expenses                                   3,280          1,745          1,515
--------------------------------------------------------------------------------------
Income before  income tax
 excluding  special charges                         494            257            212
Special charges                                     145             75              -
--------------------------------------------------------------------------------------
Income before income tax                         $  349         $  182         $  212
======================================================================================

Identifiable  assets at  December  31            $8,523         $5,025         $3,343
======================================================================================

Total 1997 brokerage and consulting services revenue was $3.8 billion, up 89%. Included in insurance and other services is retail revenue of $2.3 billion and reinsurance & wholesale revenue of $0.9 billion. Acquisitions accounted for the majority of this revenue growth. Excluding the impact of acquisitions, revenue and income before income tax results related to brokerage core businesses grew approximately 5% in a very competitive environment.

Insurance and other services results were positively impacted by acquisitions, especially the inclusion of A&A in 1997. Retail brokerage results continued to reflect highly competitive property and casualty pricing in the U.S. market. Pretax income growth was slowed primarily due to market pressures experienced in the reinsurance brokerage business.

Aon Warranty Group provides warranty marketing and administrative services to clients. This activity generated revenue of $75 million in 1997. Also included in insurance and other services revenue are financing service fees of $52 million, an increase of 49% over 1996.

In the consulting line of business, 1997 revenue increased 102% to $553 million. Revenue growth was primarily influenced by acquisition activity and, to a lesser extent, expansion of integrated human resources consulting programs. The growth of consulting revenue and pretax income was offset by a decline in revenues in the automotive consulting operations.

       MANAGEMENT'S ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION


INSURANCE  BROKERAGE  AND  CONSULTING SERVICES
GEOGRAPHIC  DATA

(millions)     Years ended December 31            1997           1996           1995
--------------------------------------------------------------------------------------
Revenue:
  United  States                                 $2,028         $1,291         $1,202
  United  Kingdom                                   864            297            194
  Continental  Europe                               335            302            258
  Rest of world                                     547            112             73
--------------------------------------------------------------------------------------
Total  revenue                                   $3,774         $2,002         $1,727
--------------------------------------------------------------------------------------
Income before income tax:
  United States                                  $  265         $  165         $  153
  United Kingdom                                    120             47             30
  Continental  Europe                                40             29             26
  Rest of  world                                     69             16              3
--------------------------------------------------------------------------------------
Income before income tax
 excluding  special  charges                        494            257            212
Special charges                                     145             75              -
--------------------------------------------------------------------------------------
Total income  before income tax                  $  349         $  182         $  212
======================================================================================

U.S. revenue of $2.0 billion in 1997 was up 57% from 1996, European revenue of $1.2 billion increased 100% from 1996, and rest of world revenue increased to $547 million. Total pretax income was $494 million in 1997, up 92% from $257 million in 1996. U.S. pretax income was up 61% from 1996. European pretax income rose 111%, and rest of world pretax income was $69 million.

Insurance Underwriting

The insurance underwriting line of business provides a variety of direct sales life and accident and health products, and extended warranty products to individuals.

INSURANCE UNDERWRITING

(millions)     Years ended December 31            1997           1996           1995
--------------------------------------------------------------------------------------
Revenue:
  Direct sales                                   $1,035         $1,030         $1,014
  Extended warranty                                 574            464            332
  Specialty and other                               249            280            294
--------------------------------------------------------------------------------------
Total revenue                                     1,858          1,774          1,640
--------------------------------------------------------------------------------------
Benefits to  policyholders                          842            790            699
Operating expenses                                  530            512            488
Amortization of DPAC                                208            208            207
--------------------------------------------------------------------------------------
Total benefits and  expenses                      1,580          1,510          1,394
--------------------------------------------------------------------------------------
Income  before  income tax
 excluding  special charges                         278            264            246
Special  charges                                      -             12              -
--------------------------------------------------------------------------------------
Income before income tax                         $  278         $  252         $  246
======================================================================================

Identifiable  assets at December 31              $4,936         $4,786         $3,736
======================================================================================

Revenue was $1.9 billion in 1997, up 5% from $1.8 billion in 1996, primarily due to growth in the worldwide extended warranty lines. Direct sales business had minimal growth reflecting difficult market conditions for accident, while life and health grew satisfactorily. Direct sales continued to expand its product distribution through work-site marketing programs. Direct sales accident and health business improved its pretax margin in part due to good general expense controls and good international health product sales. The run-off of certain specialty liability programs is now substantially complete, while auto credit business continues to run-off. Pretax income was $278 million in 1997, up 5% from $264 million last year.

INSURANCE UNDERWRITING
GEOGRAPHIC DATA

(millions)     Years ended December 31            1997           1996           1995
--------------------------------------------------------------------------------------
Revenue:
  United  States                                 $1,308         $1,287         $1,188
  United  Kingdom                                   274            223            209
  Continental  Europe                               102             84             81
  Rest of world                                     174            180            162
--------------------------------------------------------------------------------------
Total  revenue                                   $1,858         $1,774         $1,640
--------------------------------------------------------------------------------------
Income before income tax:
  United States                                  $  200         $  187         $  180
  United Kingdom                                     41             31             27
  Continental Europe                                  9              9              7
  Rest of world                                      28             37             32
--------------------------------------------------------------------------------------
Income before income tax
 excluding  special charges                         278            264            246
Special  charges                                      -             12              -
--------------------------------------------------------------------------------------
Total income  before income tax                  $  278         $  252         $  246
======================================================================================

U.S. revenue of $1.3 billion was up 2% in 1997 while European revenue of $376 million rose 22%, principally due to growth in premiums earned in both the extended warranty and capital accumulation products. Rest of world revenue declined slightly. In addition, there was a higher volume of new business in the appliance and electronics extended warranty lines, both domestically and internationally. U.S. pretax income before special charges rose 7% in 1997. European pretax income increased 25% while rest of world pretax income declined $9 million.

Corporate and Other

Revenue consists primarily of investment income on insurance underwriting operations' capital and realized investment gains. Insurance company investment income is allocated to the underwriting segment based on the invested assets which underlie policyholder liabilities. The remaining invested assets and related investment income, which do not underlie these liabilities, are reported in this segment. Expenses include interest and other financing expenses, goodwill amortization associated with insurance brokerage and consulting acquisitions, and corporate administrative costs.

       MANAGEMENT'S ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

CORPORATE AND OTHER

(millions)     Years ended December 31            1997           1996           1995
--------------------------------------------------------------------------------------
Revenue:
  Investment income on
   capital and other                             $  113         $  104         $   86
  Realized investment gains                           6              8             13
--------------------------------------------------------------------------------------
Total revenue                                       119            112             99
--------------------------------------------------------------------------------------
Operating expenses                                   26             20             27
Interest expense                                     70             40             37
Amortization of intangibles                          81             37             35
--------------------------------------------------------------------------------------
Total  expenses                                     177             97             99
--------------------------------------------------------------------------------------
Income  (loss)  before  income tax
 excluding  special charges                         (58)            15              -
Special  charges                                     27              3              -
--------------------------------------------------------------------------------------
Income  (loss)  before income tax                $  (85)        $   12         $    -
======================================================================================
Identifiable assets at December 31               $5,232         $3,912         $2,948
======================================================================================

Revenue increased 6% over 1996 to $119 million. Higher levels of investment income received on certain private equity investment holdings contributed to the increase. Realized investment gains declined $2 million in 1997 when compared to 1996. Excluding these gains from both years, revenue increased 9%.

Pretax income decreased $73 million in 1997. Contributing to the decrease were interest expense and goodwill amortization related to acquisitions. Excluding realized investment gains from both years, pretax income decreased $71 million.

Discontinued  Operations
Discontinued operations in 1997 are comprised of certain insurance underwriting subsidiaries acquired with A&A that are currently in run-off and the indemnification of certain liabilities relating to subsidiaries sold by A&A prior to Aon's acquisition. Management believes that, based on current esti-mates, these discontinued operations are adequately reserved. The liability is included as a component of other liabilities on the consolidated statement of financial position. The liability increased during the fourth quarter of 1997 due to the commutation of a finite risk reinsurance contract (see note 3).

Discontinued  operations  in 1996 and prior were  composed  principally  of U.S.
based capital accumulation products and direct response insurance products. After-tax income on these businesses has been segregated as "Income From Dis-continued Operations" in the consolidated statements of income. With the completion of the sales of UFLIC and LOV on April 1, 1996, there were no operating results from these discontinued operations going forward.

INCOME TAX AND NET  INCOME

On March 21, 1997, the Board of Directors authorized a three-for-two stock split, payable in the form of a stock dividend, of Aon's $1.00 par value common stock. All references to share data in the accompanying management's discussion and analysis and financial statements reflect the three-for-two stock split. The earnings per share and average shares outstanding have been restated for Financial Accounting Standards Board (FASB) Statement No. 128 "Earnings Per Share," and the following discussion is on a dilutive basis. Basic net income on a per share basis was $1.71 and $1.93 in 1997 and 1996, respectively.

Net income for 1997 was $299 million or $1.68 per share compared to $335 million or $1.90 per share in 1996. Net income for fourth quarter 1997 amounted to $113 million or $0.65 per share compared to $46 million or $0.25 per share for 1996. The decrease in 1997 net income and related per share amount is primarily influenced by: (1) after-tax 1997 special charges of $108 million ($0.64 per share) compared to after-tax 1996 special charges of $59 million ($0.36 per share); (2) the 1997 deduction for after-tax distributions on the capital securities (reflected as "minority interest" on the consolidated statement of income); (3) operating results from 1996 discontinued operations due to the completion of the sales of UFLIC and LOV in second quarter 1996 ($0.13 per share); and (4) after-tax gain on sale of discontinued operations in 1996 ($0.13 per share). Dividends on the 8% and redeemable preferred stocks in 1997 and dividends on the 8%, 6.25% and redeemable preferred stocks in 1996 and 1995 have been deducted from net income to compute earnings per share.

Operating income from continuing operations before special charges and realized investment gains, was $402 million or $2.30 per share in 1997 compared to $346 million or $1.97 per share in 1996. Aon's effective operating income tax rate on continuing operations was 37.5% in 1997 and 34.5% in 1996. Realized investment gains were taxed at 37.5% and 36% for 1997 and 1996, respectively.

Average shares outstanding for 1997 increased 1% primarily due to business combinations.

LIQUIDITY

Consistent with financial statement presentation, the following cash flow and financial position discussion primarily reflects brokerage acquisitions. In addition, the sales of UFLIC and LOV in 1996 have significantly impacted the consolidated statements of equity and cash flows.

Aon's operating subsidiaries anticipate that there will be adequate liquidity to meet their needs in the foreseeable future. Aon's routine liquidity needs are primarily for servicing its debt and for the payment of dividends on stock issues and the capital securities. Dividends from Aon's subsidiaries are the primary source for meeting these requirements. After meeting its routine dividend and debt servicing requirements, Aon used a majority of the remaining dividends received throughout the year to invest in the operational segments of its businesses. There are certain regulatory restrictions relating to dividend capacity of insurance subsidiaries that are discussed in note 8. Insurance subsidiaries' statutory capital and surplus at year end 1997 again exceeded the risk-based capital target set by the National Association of Insurance Commissioners by a satisfactory level. At December 31, 1997, Aon had back-up lines of credit available of $900 million.

The businesses of Aon's operating subsidiaries continue to provide substantial positive cash flow. Brokerage cash flow has

       MANAGEMENT'S ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

been used primarily for acquisition related activities. Given Aon's fixed maturity portfolio's average life of 6.3 years, access to lines of credit, and an uninterrupted trend in Aon's positive cash flow, Aon expects sufficient cash flow to meet both short-term and long-term cash needs.

In 1997, Aon completed various acquisitions with an aggregate purchase price of approximately $1.6 billion, which were funded by the issuance of commercial paper, internal funds, and the issuance of $800 million of capital securities. The capital securities are designated on the consolidated statements of financial position as "Company-obligated Mandatorily Redeemable Preferred Capital Securities of Subsidiary Trust holding solely the Company's Junior Subordinated Debentures" (see note 8).

Cash flow from operations per the Consolidated Statements of Cash Flows increased $430 million from 1996 to $784 million. This increase primarily reflects 1997 brokerage acquisitions, the timing of the settlement of insurance segment receivables and payables, and payments on special charges and valuation adjustments relating to the acquisitions.

Investing activities used cash of $1.4 billion in 1997, which was made available from financing and operating activities. Investing activities provided cash of $238 million in 1996.

Cash totaling $1.3 billion was provided by financing activities in 1997. The increase primarily reflected the issuance of commercial paper and the proceeds from the sale of the capital securities. Partially offsetting this increase was the use of funds to purchase and retire 5,446,000 shares of the 8% preferred stock at a total cost of $136 million. The net cash provided from capital accumulation product deposits and withdrawals was $329 million in 1997. Cash was used to pay dividends of $169 million on common stock, $11 million on the 8% preferred stock, and $2 million on redeemable preferred stock.

Total assets increased $5.0 billion to $18.7 billion, primarily due to the brokerage acquisitions. Invested assets at December 31, 1997 increased $709 million from year end 1996 levels.

Year 2000

Aon began work on the computer Year 2000 issue in 1995 and expects to complete its efforts by mid 1999. Software applications, hardware, and technology infrastructure have been upgraded or replaced both to improve the computing capabilities for all businesses and ensure that all systems are Year 2000 compliant. Replacing hardware and software in this fashion is considered a normal cost of doing business and is being expensed or capitalized as appropriate. Aon's Year 2000 remediation cost for all lines of business is expected to be less than $50 million through 1999.

Aon has established a full-time Year 2000 project coordinator and a global contact for all major business units. The effort includes representatives from Aon's legal and internal audit staffs. In addition, individual Aon business units have formally evaluated their Year 2000 compliance status in a survey and are identifying specific hardware and software compliance issues where appropriate. These inventories include Aon's internal systems and services as well as exposure from suppliers, service providers, and customers. The individual business units will be making the necessary changes to become compliant according to their plans and the progress will be monitored by Aon's Year 2000 compliance coordinating team.

Aon has established a program to contact insurance underwriters and external business partners in connection with their Year 2000 compliance programs. Aon
does  not  warrant,   however,   that  these  companies'  Year  2000  compliance
activities will be completely successful.

INVESTMENT OPERATIONS

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

Investment characteristics mirror liability characteristics of the respective operating units. Aon's insurance brokerage and consulting businesses invest fiduciary funds in shorter-term obligations. Investments underlying
interest-sensitive   capital  accumulation  insurance  products  are  primarily intermediate-term obligations, while indemnity and other types of non-interest sensitive insurance liabilities are primarily supported by intermediate to long-term instruments. Longer-term assets which support capital include private equity investments that are expected to generate returns in excess of those available in the public capital markets.

With a carrying value of $3.1 billion, Aon's total fixed maturity portfolio is invested primarily in investment grade holdings (96.4%) and has a fair value which is 104.3% of amortized cost.

INVESTED ASSETS

(millions)               As of December 31        1997           1996
-----------------------------------------------------------------------
Short-term  investments:
  Brokerage  and  consulting                     $1,473          $ 875
  Insurance and other                               225            392
Fixed maturities                                  3,144          2,826
Equity  securities                                  806            879
Other                                               274            241
-----------------------------------------------------------------------
Total invested assets                            $5,922         $5,213
=======================================================================

       MANAGEMENT'S ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

INVESTMENT  INCOME
(millions)               As of December 31        1997           1996
-----------------------------------------------------------------------
Short-term investments:
  Brokerage and consulting                        $ 164          $  83
  Insurance and other                                14             22
Fixed maturities                                    210            197
Equity securities                                    95             61
Other                                                23             31
-----------------------------------------------------------------------
Gross investment income                             506            394
Investment expenses                                  12             10
-----------------------------------------------------------------------
Net investment income                             $ 494          $ 384
=======================================================================

Market Risk  Exposure

Aon is subject to various market risk exposures including foreign exchange rate risk, interest rate risk, and equity price risk. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

Aon is subject to foreign exchange rate risk associated with translating financial statements of its foreign subsidiaries into U.S. dollars. Additionally, certain of Aon's foreign subsidiaries receive revenues in currencies that differ from the currency in which their operating expenses are denominated. Aon's primary exposures are associated with the British Pound, the Dutch Guilder, the Canadian Dollar, the Australian Dollar, and the German Mark. Aon uses forward contracts and foreign currency futures and options to protect against adverse transaction and translation effects due to exchange rate fluctuations. The potential decrease to Aon's consolidated equity resulting from a hypothetical 10% adverse change in quoted year end foreign currency exchange rates amounts to $120 million. The impact to pretax net income in the event of a hypothetical 10% adverse change in the quoted year end exchange rates would not be material after consideration of derivative positions.

Due to the  nature of Aon's  businesses,  operating  earnings  are  affected  by changes in international and domestic short-term interest rates. Aon hedges against fluctuations in short-term interest rates with Eurodollar and Eurosterling futures contracts, interest rate swaps, and interest rate caps. A hypothetical 1% decrease in interest rates would have a decrease, net of derivative positions, of $24 million to pretax income. Aon's earnings are also affected by interest rate risks related to short-term borrowings. A hypothetical 1% decrease in short-term interest rates would correspondingly decrease Aon's interest expense by $8 million, partially offsetting the loss of short-term investment income.

The valuation of Aon's fixed maturity portfolio is subject to long-term interest rate risk. Aon generally uses treasury options and futures and interest rate swaps to hedge the value of the fixed maturity portfolio. A hypothetical 1% increase in long-term interest rates would decrease the fair value of the portfolio, net of derivative positions, by approximately $155 million. Aon has long-term notes payable and capital securities outstanding at December 31, 1997 with a fair value of $1.5 billion. Such fair value exceeded the carrying value by approximately $100 million. A hypothetical 1% decrease in interest rates would increase the fair value by approximately 10%.

The valuation of Aon's marketable equity portfolio is subject to equity price risk. If market prices were to decrease 10%, the fair value of the equity portfolio would have a corresponding decrease of $81 million. At December 31, 1997 there were no outstanding derivatives hedging the price risk on the equity portfolio.

CAPITAL RESOURCES In 1997, short-term borrowings increased $551 million. This increase was primarily attributable to commercial paper used primarily for acquisition activity. Notes payable increased in 1997 by $116 million when compared to year end 1996, due to both acquisition financing and acquired debt.

On November 3, 1997, Aon exercised its option to redeem all of the remaining outstanding shares of 8% preferred stock at a redemption price of $25.00 per share plus accrued dividends. The cost of repurchasing these shares was approximately $136 million, financed primarily by short-term borrowings.

Aon Corporation borrows funds from and lends funds to its various subsidiaries. As of December 31, 1997, Aon Corporation held obligations to its subsidiaries of approximately $0.5 billion. Generally, these obligations have competitive interest rates.

In 1997, common stockholders' equity per share increased to $16.80, up from $16.21 in 1996. Total stockholders' equity decreased $11 million primarily due to the retirement of the 8% preferred stock and the foreign exchange loss. The foreign exchange loss results from lower exchange rates at year end 1997 compared to year end 1996 for most major European currencies. Principal factors favorably contributing to equity were net income and net unrealized investment gains.

CONSOLIDATED STATEMENTS OF INCOME

(millions except per share data)     Years ended December 31          1997           1996           1995
----------------------------------------------------------------------------------------------------------
REVENUE
    Brokerage commissions and fees                                 $3,605.2       $1,918.8       $1,651.3
    Premiums earned                                                 1,608.9        1,526.7        1,426.5
    Net investment income (note 4)                                    494.0          384.0          329.4
    Realized investment gains (note 4)                                  6.3            8.1           13.1
    Other income                                                       36.2           50.6           45.4
                                                                   ---------     ----------     ----------
        Total revenue                                               5,750.6        3,888.2        3,465.7
==========================================================================================================
BENEFITS AND EXPENSES
    Commissions and general expenses                                3,968.3        2,328.6        1,982.3
    Benefits to policyholders                                         842.3          789.5          698.5
    Interest expense                                                   69.5           40.1           37.3
    Amortization of deferred policy acquisition costs                 208.2          207.9          207.5
    Amortization of intangible assets                                 120.7           76.5           82.1
                                                                   ---------     ----------     ----------
        Total benefits and expenses                                 5,209.0        3,442.6        3,007.7
==========================================================================================================
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX AND
  MINORITY INTEREST                                                   541.6          445.6          458.0
    Provision for income tax (note 6)                                 203.1          153.8          154.3
                                                                   ---------     ----------     ----------
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST            338.5          291.8          303.7

    Minority interest, net of tax--Company-obligated mandatorily
      redeemable preferred   capital   securities  (note  8)          (39.7)             -              -
                                                                   ---------     ----------     ----------
INCOME FROM CONTINUING OPERATIONS                                     298.8          291.8          303.7

DISCONTINUED OPERATIONS (note 3):

    Income from discontinued operations, net of tax                       -           22.4           99.1
    Gain on sale of discontinued operations,  net of tax                  -           21.0              -
                                                                   ---------     ----------     ----------
NET INCOME                                                          $ 298.8        $ 335.2        $ 402.8
==========================================================================================================

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS                        $ 287.2        $ 316.4        $ 378.1
==========================================================================================================

DILUTIVE PER SHARE
    Income from continuing operations                               $  1.68        $  1.64        $  1.71
    Discontinued operations                                               -           0.26           0.59
                                                                   ---------     ----------     ----------
    Net income                                                         1.68           1.90           2.30
                                                                   ---------     ----------     ----------
BASIC PER SHARE
    Income from continuing operations                                  1.71           1.67           1.72
    Discontinued operations                                               -           0.26           0.61
                                                                   ---------     ----------     ----------
    Net income                                                         1.71           1.93           2.33
                                                                   ---------     ----------     ----------
CASH DIVIDENDS PAID ON COMMON STOCK                                 $  1.02        $  0.95        $  0.89
==========================================================================================================

AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING--DILUTIVE     170.5          168.9          167.3
==========================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions)                               As of December 31                           1997           1996
----------------------------------------------------------------------------------------------------------
ASSETS

INVESTMENTS
    Fixed maturities -- at fair value                                            $ 3,143.6      $ 2,826.1
    Equity securities -- at fair value                                               806.3          879.2
    Short-term investments                                                         1,697.7        1,266.3
    Other investments                                                                274.5          241.2
                                                                                 ----------     ----------
        Total investments                                                          5,922.1        5,212.8
==========================================================================================================




CASH                                                                               1,084.7          410.1

RECEIVABLES
    Insurance brokerage and consulting services receivables                        5,320.5        3,565.9
    Premiums and other                                                               862.6          989.3
    Accrued investment income                                                         66.8           69.2
                                                                                 ----------     ----------
        Total receivables (net of allowance for doubtful
          accounts: 1997--$126; 1996--$63)                                         6,249.9        4,624.4
==========================================================================================================






DEFERRED INCOME TAXES                                                                137.0              -

DEFERRED POLICY ACQUISITION COSTS                                                    549.0          598.8

INTANGIBLE ASSETS (net of accumulated amortization: 1997--$979; 1996--$859)        3,094.5        1,597.7

PROPERTY AND EQUIPMENT AT COST (net of accumulated
  depreciation: 1997--$446; 1996--$339)                                              456.8          323.2

OTHER ASSETS                                                                       1,197.2          955.7
==========================================================================================================

    TOTAL ASSETS                                                                 $18,691.2      $13,722.7
==========================================================================================================

See accompanying notes to consolidated financial statements.


(millions)                               As of December 31                           1997           1996
----------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

POLICY LIABILITIES
    Future policy benefits                                                       $   942.6      $ 1,079.4
    Policy and contract claims                                                       809.4          840.9
    Unearned and advance premiums                                                  1,869.7        1,925.2
    Other policyholder funds                                                         828.1          514.1
                                                                                 ----------     ----------
        Total policy liabilities                                                   4,449.8        4,359.6
==========================================================================================================


INSURANCE PREMIUMS PAYABLE                                                         6,379.8        4,143.7


GENERAL LIABILITIES
    Commissions and general expenses                                               1,488.8          776.8
    Accrued income taxes
        Current                                                                      180.1           80.1
        Deferred                                                                         -           16.5
    Short-term borrowings                                                            764.2          213.4
    Notes payable                                                                    637.1          521.2
    Other liabilities                                                              1,119.3          728.5
                                                                                 ----------     ----------
    TOTAL LIABILITIES                                                             15,019.1       10,839.8
==========================================================================================================


COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE PREFERRED STOCK                                                            50.0           50.0

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL
  SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY THE COMPANY'S
  JUNIOR SUBORDINATED DEBENTURES                                                     800.0              -


STOCKHOLDERS' EQUITY
    Preferred stock--$1 par value
        Authorized --25 shares; issued
        8% cumulative perpetual preferred stock                                          -            5.5
    Common stock--$1 par value
        Authorized --300 shares; issued                                              171.5          114.1
    Paid-in additional capital                                                       377.0          475.4
    Net unrealized investment gains                                                  189.0          153.1
    Net foreign exchange gains (losses)                                              (85.6)           1.0
    Retained earnings                                                              2,463.4        2,356.8
    Less treasury stock at cost (shares: 1997--3.5; 1996--4.8)                       (93.2)        (121.5)
    Less deferred compensation                                                      (200.0)        (151.5)
                                                                                 ----------     ----------
    TOTAL STOCKHOLDERS' EQUITY                                                     2,822.1        2,832.9
==========================================================================================================

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $18,691.2      $13,722.7
==========================================================================================================

CONSOLIDATED  STATEMENTS OF STOCKHOLDERS' EQUITY

(millions)                           Years ended December 31          1997           1996           1995
----------------------------------------------------------------------------------------------------------
PREFERRED STOCK Balance at January 1                               $    5.5       $    8.1       $   11.1
    Retirement of preferred stock                                      (5.5)          (0.5)          (3.0)
    Conversion of preferred stock to common stock                         -           (2.1)             -
                                                                   ---------     ----------     ----------
                                                                          -            5.5            8.1
==========================================================================================================

COMMON STOCK Balance at January 1                                     114.1          111.4          110.6
    Effect of three-for-two stock split                                57.1              -              -
    Shares issued for business combinations                             0.3            0.1            0.8
    Conversion of preferred stock to common stock                         -            2.6              -
                                                                   ---------     ----------     ----------
                                                                      171.5          114.1          111.4
==========================================================================================================

PAID-IN ADDITIONAL CAPITAL Balance at January 1                       475.4          431.8          485.2
    Effect of three-for-two stock split                               (57.1)             -              -
    Stock awards                                                       79.1           55.2           19.2
    Adjustment for business combinations                               10.3            2.2           (0.6)
    Retirement and conversion of preferred stock                     (130.7)          (3.8)         (72.0)
                                                                   ---------     ----------     ----------
                                                                      377.0          475.4          431.8
==========================================================================================================

NET UNREALIZED INVESTMENT GAINS (LOSSES) Balance at January 1         153.1          123.1         (142.8)
    Net unrealized investment gains                                    35.9           30.0          265.9
                                                                   ---------     ----------     ----------
                                                                      189.0          153.1          123.1
==========================================================================================================

NET FOREIGN EXCHANGE GAINS (LOSSES) Balance at January 1                1.0            1.8          (19.7)
    Net foreign exchange gains (losses)                               (86.6)          (0.8)          21.5
                                                                   ---------     ----------     ----------
                                                                      (85.6)           1.0            1.8
==========================================================================================================

RETAINED EARNINGS Balance at January 1                              2,356.8        2,212.1        1,998.1
    Net income                                                        298.8          335.2          402.8
    Dividends to stockholders                                        (180.2)        (171.8)        (170.4)
    Loss on treasury stock reissued                                    (6.9)         (16.0)         (21.7)
    Adjustment for business combinations                               (5.0)          (2.4)           3.7
    Retirement of preferred stock                                      (0.1)          (0.3)          (0.4)
                                                                   ---------     ----------     ----------
                                                                    2,463.4        2,356.8        2,212.1
==========================================================================================================

TREASURY STOCK Balance at January 1                                  (121.5)         (97.3)         (72.9)
    Cost of shares acquired                                           (11.4)         (66.1)         (71.8)
    Shares reissued at average cost                                    39.7           41.9           47.4
                                                                   ---------     ----------     ----------
                                                                      (93.2)        (121.5)         (97.3)
==========================================================================================================

DEFERRED COMPENSATION Balance at January 1                           (151.5)        (117.3)        (112.2)
    Issuance of stock awards                                          (80.6)         (56.8)         (21.2)
    Debt guarantee of employee stock ownership plan                    13.0           10.7            8.7
    Amortization of deferred compensation                              19.1           11.9            7.4
                                                                   ---------     ----------     ----------
                                                                     (200.0)        (151.5)        (117.3)
==========================================================================================================

STOCKHOLDERS' EQUITY AT DECEMBER 31                                $2,822.1       $2,832.9       $2,673.7
==========================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)                           Years ended December 31          1997           1996           1995
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                    $   298.8      $   335.2      $   402.8
    Adjustments to reconcile net income to cash
      provided by operating activities
        Policy liabilities                                           (154.6)         766.7          445.4
        Deferred policy acquisition costs                            (163.6)        (213.1)        (410.3)
        Amortization of deferred policy acquisition costs             208.2          235.6          302.7
        Amortization of intangible assets                             120.7           79.0           94.2
        Other amortization and depreciation                           120.5           65.0           63.7
        Other operating assets and liabilities                        358.4         (887.7)        (284.6)
        Realized investment gains, net of tax                          (4.3)          (5.1)          (4.3)
        Gain on sale of discontinued operations                           -          (21.0)             -
                                                                   ---------     ----------     ----------
            CASH PROVIDED BY OPERATING ACTIVITIES                     784.1          354.6          609.6
==========================================================================================================

CASH FLOWS FROM INVESTING ACTIVITIES
    Sale of investments
        Fixed maturities
            Maturities                                                104.7          135.5          125.1
            Calls and prepayments                                     155.6          204.5          391.5
            Sales                                                   2,175.0          979.7        2,428.8
        Equity securities                                           1,827.3          636.1        1,215.6
        Other investments                                              54.6          200.6          265.2
    Purchase of investments
        Short-term--net                                               (31.3)         (65.2)        (126.9)
        Fixed maturities                                           (2,766.5)      (1,843.3)      (3,222.1)
        Equity securities                                          (1,723.7)        (661.3)      (1,131.0)
        Other investments                                            (111.2)        (302.1)        (362.9)
    Acquisition of subsidiaries                                    (1,648.9)        (342.2)        (109.6)
    Disposition of subsidiaries                                           -        1,370.0              -
    Acquired fiduciary funds from acquisitions                        734.0              -              -
    Property and equipment and other                                 (145.9)         (74.8)         (97.9)
                                                                   ---------     ----------     ----------
            CASH PROVIDED (USED) BY INVESTING ACTIVITIES           (1,376.3)         237.5         (624.2)
==========================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES
    Treasury stock transactions --net                                  21.4          (40.1)         (46.4)
    Issuance (repayment) of short-term borrowings--net                541.7         (139.2)         108.8
    Issuance of mandatorily redeemable preferred capital securities   800.0              -              -
    Issuance of long-term debt                                            -              -           20.1
    Repayment of long-term debt                                       (74.1)          (5.7)         (12.5)
    Interest sensitive life, annuity and investment contracts
        Deposits                                                      373.2          508.1        1,287.5
        Withdrawals                                                   (44.2)        (437.4)      (1,487.6)
    Retirement of preferred stock                                    (136.2)         (14.2)         (75.4)
    Cash dividends to stockholders                                   (182.1)        (172.9)        (171.3)
                                                                   ---------     ----------     ----------
            CASH PROVIDED (USED) BY FINANCING ACTIVITIES            1,299.7         (301.4)        (376.8)
==========================================================================================================

    EFFECT OF EXCHANGE RATE CHANGES ON CASH                           (32.9)           4.1           (2.1)
    INCREASE (DECREASE) IN CASH                                       674.6          294.8         (393.5)
    CASH AT BEGINNING OF YEAR                                         410.1          115.3          508.8
                                                                   ---------     ----------     ----------
CASH AT END OF YEAR                                               $ 1,084.7      $   410.1      $   115.3
==========================================================================================================

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

The segment information located in the tables on pages 19 through 22 is incorporated herein by reference.

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

Recognition of Premium  Revenue

In general, for accident and health and extended warranty products, premiums collected are reported as earned in proportion to insurance protection provided over the period covered by the policies. For life products, premiums are recognized as revenue when due.

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

Special Charges

The special charges information located on pages 18 and 19 is incorporated herein by reference.

Income Tax

Deferred income tax has been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect.

Earnings Per Share

Earnings per share is computed in accordance with the Financial Accounting Standards Board (FASB) Statement No. 128 "Earnings Per Share."

Basic earnings per share is computed based on the weighted average number of common shares outstanding, excluding any dilutive effects of options, awards and convertible securities. Common shares outstanding include 4,230,000 shares, 4,520,000 shares and 4,901,000 shares held by the employee stock ownership plan in 1997, 1996 and 1995, respectively. Income available to common shareholders is net of all preferred dividends. Dilutive earnings per share is computed based on the weighted average number of common shares outstanding plus the dilutive effects of options, awards and convertible securities. The dilutive effect of options and awards is calculated under the treasury stock method using the average market price for the period. Earnings per share is calculated as follows:

(millions except per share data)                  1997           1996           1995
--------------------------------------------------------------------------------------
Income from continuing operations                 $ 299         $  292          $ 304
8%  preferred  stock  dividends                      (9)           (11)           (16)
Redeemable  preferred stock dividends                (3)            (2)            (2)
                                                --------       --------       --------
Continuing income for dilutive                    $ 287          $ 279          $ 286
6.25% preferred  stock dividends                      -             (5)            (7)
                                                --------       --------       --------
Continuing  income for basic                      $ 287          $ 274          $ 279
--------------------------------------------------------------------------------------
Basic  shares  outstanding                          168            164            162
Common stock equivalents                              3              2              1
6.25% convertible  preferred shares                   -              3              4
                                                --------       --------       --------
Dilutive potential common shares                    171            169            167
--------------------------------------------------------------------------------------
Dilutive earnings per share                       $1.68          $1.64          $1.71
Basic earnings per share                          $1.71          $1.67          $1.72
======================================================================================

A three-for-two stock split of Aon's $1.00 par value common stock was effected on May 14, 1997 with 57 million shares issued to common stockholders of record as of May 1, 1997. All references in the accompanying financial statements and retroactively restated to reflect the stock split.

Investments

Fixed maturities are available for sale and are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums to the first call date and the accretion

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of discounts to maturity that are included in net investment income. Equity securities are valued at fair value. Unrealized gains and temporary unrealized losses on fixed maturities available for sale and equity securities are excluded from income and are recorded directly to stockholders' equity, net of related deferred income taxes. Other investments are carried generally at cost. Realized investment gains or losses are computed using specific costs of securities sold.

Investments that have declines in fair value below cost, which are judged to be other than temporary, are written down to estimated fair values. Reserves for certain other investments are established based on an evaluation of the respective investment portfolio and current economic conditions. Write-downs and changes in reserves are included in realized investment gains and losses in the consolidated statements of income. In general, Aon ceases to accrue investment income where interest or dividend payments are in arrears.

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

Other Intangible Assets

In general, the excess of cost over net assets purchased relating to business acquisitions is being amortized into income over periods not exceeding forty years using the straight-line method. The cost of other intangible assets purchased of certain subsidiaries is being amortized over a range of 4 to 25 years.

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

In general, other investments are comprised of mortgage loans, policy loans, real estate joint ventures and limited partnerships. The fair value for mortgage loans and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. It was not practicable to estimate the fair value of joint ventures and limited partnerships because of the inability to estimate fair value without incurring excessive costs. In addition, the determination of the fair value of investment commitments was deemed impractical due to the inability to estimate future cash flows.

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

Future Policy Benefits, Unearned Premiums, and Policy and  Contract Claims

Future policy benefit liabilities on non-universal life and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity, and withdrawal rates that were determined at the date of issue, and provide for possible adverse deviations. Interest assumptions are graded and range from 7.0% to 5.0% at December 31, 1997. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue, and duration. Policyholder liabilities on universal life and investment products are generally based on policy account values.

Unearned premiums generally are calculated using the pro rata method based on gross premiums. However, in the case of extended warranty products, the unearned premiums are calculated such that the premiums are earned over the period of risk in a reasonable relationship to anticipated claims.

Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred, but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. Changes in the estimated liability are reflected in income as the estimates are revised.

Foreign Currency Translation

In general, foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Net foreign exchange gains and losses on translation are generally reported in stockholders' equity, net of deferred income tax. The deferred tax benefit of foreign exchange losses is $51 million at December 31, 1997, compared to the deferred tax effect of foreign exchange gains of $1 million at December 31, 1996 and 1995.

Accounting  Changes

In 1997, the FASB issued Statement No. 128, "Earnings Per Share." Aon adopted this statement in its December 31,

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1997 financial statements and has restated prior periods presented as required. Implementation of this Statement did not have a material effect on Aon's financial statements.

In 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and classifying components of comprehensive income in the financial statements and requires that the accumulated balance of other comprehensive income be displayed separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. The FASB also issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1997. This Statement establishes standards for providing disclosures related to products and services, geographic area, and major customers. Aon anticipates adopting these statements in its 1998 financial statements as required. Implementation of these statements is not expected to have a material effect on Aon's financial statements.

In 1997,  Aon adopted FASB  Statement  No. 125,  "Accounting  for Transfers and
Servicing   of   Financial   Assets  and   Extinguishments   of   Liabilities."
Implementation of this Statement did not have a material effect on Aon's financial statements.

In 1996, Aon adopted the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation." As allowed by Statement No. 123, Aon chose to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations (see note 10).

Reclassification

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the 1997 presentation.

2.  BUSINESS  COMBINATIONS
Purchase Method

In 1997, Aon acquired Alexander & Alexander Services Inc. (A&A), the Minet Group (Minet) and Jauch & Hubener for approximately $1.6 billion in transactions accounted for by the purchase method. Certain purchase price allocations for 1997 acquisitions will be finalized in 1998. Additionally, Aon acquired certain other operations at an aggregate cost of $86 million and $110 million in 1996 and 1995, respectively. The 1997 acquisitions were financed primarily by the issuance of capital securities (see note 8), issuance of commercial paper and internal funds. Intangible assets of approximately $1.5 billion were created by these acquisitions. In 1997, as a result of the A&A acquisition, Aon established approximately $200 million of purchase accounting liabilities, primarily relating to severance and related costs for approximately 2,000 terminations and the consolidation of real estate space. In connection with these items, Aon had approximately $100 million remaining unpaid in the commission and general expense liability at December 31, 1997. The 1997 consolidated statement of income included the operations of A&A since January 1, 1997. If the A&A acquisition had been consummated on January 1, 1996, the unaudited proforma consolidation results of operations would have resulted in total revenues of $5.2 billion, income from continuing operations of $258 million and net income of $291 million.

In October 1996, Aon acquired Bain Hogg for approximately $260 million. This acquisition was financed by internal funds. The 1996 consolidated statement of income includes the operations of Bain Hogg since the date of acquisition. Aon's 1996 revenues would have been approximately $260 million greater had the acquisition occurred on January 1, 1996. As a result of this acquisition, approximately $85 million of purchase accounting liabilities were established primarily relating to both the costs associated with the consolidation of real estate activities and severance liabilities. In connection with these items, Aon had approximately $55 million remaining unpaid in the commission and general expense liability at December 31, 1997.

Pursuant to a 1994 purchase agreement, Aon is contingently liable through 1999 to issue up to 292,000 additional shares of common stock based on a formula relating to future earnings of that operation. In accordance with a 1992 purchase agreement, securities with a value of $50 million are being held in escrow. The escrowed securities will be released on a predetermined schedule between 1998 and 2007.

Pooling of Interests  Method

In 1997, 1996 and 1995, Aon issued 274,000 shares,  819,000 shares and 2,106,000 shares of common stock, respectively, for mergers with insurance brokerage and consulting organizations. In connection with several of the mergers, 760,000 shares issued to sellers are being held in escrow at December 31, 1997, pending the resolution of contingencies. Aon's prior period financial statements have not been restated for the mergers because the effect of the above mergers was not material.

3. DISCONTINUED  OPERATIONS

In April 1996, Aon completed the sales of its domestic direct response life and health subsidiary, Union Fidelity Life Insurance Company (UFLIC) and its capital accumulation life insurance subsidiary, The Life Insurance Company of Virginia (LOV) to General Electric Capital Corporation and received after-tax sales proceeds of approximately $1.2 billion. The gain on sale of discontinued operations was $21 million, net of taxes.

For 1996 and 1995, the discontinued operations had revenues of $293 million and $1,145 million, respectively. The revenues and corresponding benefits and expenses were reported on a net basis in the consolidated statements of income, and were net of taxes of $12 million and $53 million in 1996 and 1995, respectively. Income from discontinued operations that was earned subsequent to the commitment to the plan to dispose was $22 million and $15 million, net of taxes, in 1996 and 1995, respectively.

Included in discontinued operations is pretax interest expense of $5 million and $18 million in 1996 and 1995, respectively. The allocation of interest expense was based on the ratio of discontinued net assets to total consolidated equity and debt.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A&A's   Discontinued   Operations

A&A discontinued its insurance underwriting operations in 1985, some of which were then placed into run-off, the remainder sold in 1987. In connection with those sales, A&A provided indemnities to the purchaser for various estimated and potential liabilities, including provisions to cover future losses attributable to insurance pooling arrangements, a stop-loss reinsurance agreement, and actions or omissions by various underwriting agencies previously managed by an A&A subsidiary.

As of December 31, 1997, the liabilities associated with the foregoing indemnities and liabilities of insurance underwriting subsidiaries that are currently in run-off were included in other liabilities in the accompanying statement of financial position and amount to $152 million. Such liabilities are net of reinsurance recoverables and other assets of $176 million.

The insurance liabilities represent estimates of known and future claims expected to be made under occurrence-based insurance policies and reinsurance business covering principally asbestos, environmental pollution, and latent disease risks in the United States along with substantial litigation-related expenses. Those claims are expected to develop and be settled over the next twenty to thirty years.

The insurance liabilities cannot be estimated using conventional actuarial reserving techniques because of, among other matters, the inadequacy of available historical experience to support such techniques and because case law and scientific standards for measuring the adequacy of site clean-up are still evolving. Therefore, independent actuaries have combined available exposure information with other relevant industry data and have used various projection techniques to estimate the insurance liabilities, which liabilities consist principally of incurred but not reported losses.

Although these insurance liabilities represent A&A's best estimate of the probable liabilities, adverse developments may occur due to the nature of the information available to A&A and the variables inherent in the estimation processes. Based on current estimates, management believes that the established liabilities of discontinued operations are sufficient to cover A&A's exposures.

4.  INVESTMENTS
The  components  of  net  investment  income  are  as  follows:

(millions)       Years ended  December 31         1997           1996           1995
--------------------------------------------------------------------------------------
Fixed maturities                                   $210           $197           $164
Equity securities                                    95             61             59
Short-term investments                              178            105             86
Other                                                23             31             28
--------------------------------------------------------------------------------------
Gross investment income                             506            394            337
Investment expenses                                  12             10              8
--------------------------------------------------------------------------------------
Net investment income                              $494           $384           $329
======================================================================================

Realized gains (losses) on investments are as follows:

(millions)       Years ended  December 31         1997           1996           1995
--------------------------------------------------------------------------------------
Fixed maturities:
  Gross gains                                      $ 27            $13            $ 8
  Gross losses                                      (14)            (9)            (3)
Equity securities                                    20             12             12
Other                                               (27)            (8)            (4)
--------------------------------------------------------------------------------------
Total before tax                                      6              8             13
Less applicable tax                                   2              3              5
--------------------------------------------------------------------------------------
Total net realized investment gains                $  4            $ 5            $ 8
======================================================================================

The components of net unrealized gains (losses) are as follows:

(millions)       Years ended  December 31         1997           1996           1995
--------------------------------------------------------------------------------------
Fixed maturities                                   $130           $112           $115
Equity securities                                   167            128             78
Deferred tax charge                                (108)           (87)           (70)
--------------------------------------------------------------------------------------
Net unrealized investment gains                    $189           $153           $123
======================================================================================

The changes in net unrealized investment gains (losses) are as follows:

(millions)       Years ended  December 31         1997           1996           1995
--------------------------------------------------------------------------------------
Fixed maturities:
  Available for sale                                $18            $(3)          $273
  Held to maturity                                    -              -            234
Equity securities                                    39             50            128
--------------------------------------------------------------------------------------
Total                                               $57            $47           $635
======================================================================================

The amortized cost and fair value of investments in fixed maturities and equity securities are as follows:

                                                  Gross          Gross
As of December 31, 1997        Amortized     Unrealized     Unrealized           Fair
(millions)                          Cost          Gains         Losses          Value
--------------------------------------------------------------------------------------
U.S. government
 and agencies                     $  209           $  4           $  -         $  213
States and political
 subdivisions                        524             31              -            555
Foreign governments                  842             51             (1)           892
Corporate securities               1,342             53            (10)         1,385
Mortgage-backed
 securities                           42              2              -             44
Other fixed maturities                55              1             (1)            55
--------------------------------------------------------------------------------------
Total fixed maturities             3,014            142            (12)         3,144
Total equity securities              639            175             (8)           806
--------------------------------------------------------------------------------------
Total                             $3,653           $317           $(20)        $3,950
======================================================================================

                                                  Gross          Gross
As of December 31, 1997        Amortized     Unrealized     Unrealized           Fair
(millions)                          Cost          Gains         Losses          Value
--------------------------------------------------------------------------------------
U.S. government
 and agencies                     $   45          $   2           $  -         $   47
States and political
 subdivisions                        491             24             (1)           514
Foreign governments                  948             44             (2)           990
Corporate securities               1,056             54             (7)         1,103
Mortgage-backed
 securities                           64              1              -             65
Other fixed maturities               110              -             (3)           107
--------------------------------------------------------------------------------------
Total fixed maturities             2,714            125            (13)         2,826
Total equity securities              751            142            (14)           879
--------------------------------------------------------------------------------------
Total                             $3,465           $267           $(27)        $3,705
======================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost and fair value of fixed maturities, by contractual maturity as of December 31, 1997, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Amortized           Fair
(millions)                                         Cost          Value
-----------------------------------------------------------------------
Due in one year or less                          $  109         $  110
Due after one year through five years               858            891
Due after five years through ten years              937            991
Due after ten years                               1,068          1,108
Mortgage-backed securities                           42             44
-----------------------------------------------------------------------
Total                                            $3,014         $3,144
=======================================================================


Securities on deposit for regulatory authorities as required by law amounted to $309 million at December 31, 1997 and $308 million at December 31, 1996. As required by the by-laws of Lloyd's brokers, assets subject to floating charges for the benefit of insurance creditors amounted to $953 million and $853 million at December 31, 1997 and 1996, respectively. Aon maintains premium trust bank accounts for premiums collected from insureds but not yet remitted to insurance companies of $1.4 billion and $0.6 billion at December 31, 1997 and 1996, respectively.

At December 31, 1997 and 1996, respectively, Aon had $96 million and $42 million of non-income producing investments.

5. DEBT AND LEASE COMMITMENTS

Notes Payable

The following is a summary of notes payable:

(millions)       As of December 31                1997            1996
-----------------------------------------------------------------------
6.3% debt securities, due January 2004            $ 100          $ 100
6.7% debt securities, due June 2003                 150            150
6.875% debt securities, due October 1999            100            100
7.4% debt securities, due October 2002              100            100
Debt guarantee of employee stock
 ownership plan (ESOP)                               33             46
Notes payable, due in varying installments,
 with interest at 6% to 8%                          154             25
-----------------------------------------------------------------------
Total notes payable                                $637           $521
=======================================================================


Interest is payable semiannually on all debt securities. In addition, the debt securities are not redeemable by Aon prior to maturity and contain no sinking fund provisions. Maturities of notes payable, excluding the debt guarantee of ESOP, are $27 million, $108 million, $6 million, $2 million and $100 million in 1998, 1999, 2000, 2001 and 2002, respectively. In addition, Aon has $900 million of committed bank credit facilities at December 31, 1997 to support its commercial paper program.

Information related to notes payable (excluding the debt guarantee of ESOP) and short-term borrowings is as follows:

            Years  ended  December 31             1997           1996           1995
--------------------------------------------------------------------------------------
Interest  paid  (millions)                          $70            $45            $54
Weighted average interest rates --
 short-term borrowings                              5.6%           5.3%           5.9%
======================================================================================


Debt Guarantee of ESOP

Aon's ESOP has entered into loan agreements to purchase Aon common stock. The loans are unconditionally guaranteed by Aon and therefore the unpaid balance of the loans is classified as notes payable in the accompanying statements of financial position. An equivalent amount, representing deferred compensation, is recorded as a deduction from stockholders' equity. The ESOP paid $16 million, $15 million and $14 million in 1997, 1996 and 1995, respectively, in loan principal and interest from contributions made by Aon to the ESOP as well as dividend proceeds of common stock held by the ESOP. The loans have an interest rate of 8.35% and serially mature through 1999. Future contributions, as determined by Aon's Board of Directors, plus dividends earned on shares held by the ESOP will be used to service the loans. The ESOP allocated 642,000 shares in 1997. The remaining unallocated shares at December 31, 1997, will be released for allocation annually through 1999.

The following table details the shares held by the ESOP:

(thousands)  As of December 31     1997           1996
-----------------------------------------------------------------------
Allocated                          2,787          2,435
Committed to be released             709            642
Unallocated                          734          1,443
-----------------------------------------------------------------------
Total                              4,230          4,520
=======================================================================


Lease Commitments

Aon has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1997 are:

(millions)                                      Minimum Lease Payments
-----------------------------------------------------------------------
1998                                                            $  177
1999                                                               160
2000                                                               143
2001                                                               121
2002                                                                95
Later  years                                                       417
-----------------------------------------------------------------------
Total minimum payments required                                 $1,113
=======================================================================


Rental expenses for all operating leases for the years ended December 31, 1997, 1996 and 1995, amounted to $177 million, $114 million and $103 million, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INCOME TAX

Aon and its principal domestic subsidiaries are included in a consolidated life-nonlife federal income tax return. Aon's foreign subsidiaries file various income tax returns in their foreign jurisdictions. A reconciliation of the income tax provisions based on the U.S. statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:

                  Years ended December 31         1997           1996           1995
--------------------------------------------------------------------------------------
Statutory tax rate                                 35.0%          35.0%          35.0%
Tax-exempt investment income                       (3.1)          (3.7)          (3.8)
State income taxes                                  2.8            3.5            2.8
Other--net                                          2.8           (0.3)          (0.3)
--------------------------------------------------------------------------------------
Effective tax rate                                 37.5%          34.5%          33.7%
======================================================================================


The provision for income tax is made up of the following components:

(millions)        Years ended December 31         1997           1996           1995
--------------------------------------------------------------------------------------
Current:
  Federal                                          $ 21           $115           $111
  Foreign                                            35             55             45
  State                                              18             25             20
--------------------------------------------------------------------------------------
Total current                                       $74           $195           $176
--------------------------------------------------------------------------------------
Deferred (credit):
  Federal                                          $100           $ (9)          $(17)
  Foreign                                            24            (31)            (4)
  State                                               5             (1)            (1)
--------------------------------------------------------------------------------------
Total deferred                                      129            (41)           (22)
--------------------------------------------------------------------------------------
Provision for income tax                           $203           $154           $154
======================================================================================

During 1997, Aon's consolidated statement of income reflects a tax benefit of $24 million on the capital securities.

Significant components of Aon's deferred tax assets and liabilities are as follows:

(millions)           As of December 31            1997           1996
-----------------------------------------------------------------------
Deferred tax assets:
  Insurance reserve amounts                       $ 129          $ 140
  Net operating loss and tax credit carryforwards    86             -
  Certain purchase accounting
    and restructuring liabilities                   100             40
Other--net                                           83             54
-----------------------------------------------------------------------
Total deferred tax assets                           398            234
-----------------------------------------------------------------------
Deferred tax liabilities:
  Policy acquisition costs                          (54)           (65)
  Unrealized investment gains                      (108)           (87)
  Other--net                                        (43)           (99)
-----------------------------------------------------------------------
Total deferred tax liabilities                     (205)          (251)
-----------------------------------------------------------------------
Valuation allowance                                 (56)            -
-----------------------------------------------------------------------
Net deferred tax assets (liabilities)             $ 137          $ (17)
=======================================================================

As of December 31, 1997, a U.S. subsidiary of Aon (A&A) had U.S. federal net operating loss carryforwards of $96 million which expire in years 2008 through 2010, and federal foreign tax credit carryforwards of $18 million which expire in years 1998 through 2000.

The Internal Revenue Code imposes limitations on the utilization of federal net operating loss and tax credit carry-forwards after a change of control, consequently, there will be annual limitations on the realization of these tax assets. Accordingly, in connection with the purchase of A&A, a $56 million valuation allowance was established. Subsequently recognized tax benefits for these items would reduce goodwill. Although future earnings cannot be predicted with certainty, management currently believes that realization of the net deferred tax asset after consideration of the valuation allowance is more likely than not.

Prior to 1984, the life insurance companies were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were "capped" at December 31, 1983 and the balances will be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. As of December 31, 1997, the combined "policyholders' surplus account" of Aon's life insurance subsidiaries approximates $363 million. Aon's life insurance subsidiaries do not intend to make any taxable distributions or exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made. However, if such taxes were assessed, the amount of taxes payable would be $127 million.


The amount of income taxes paid in 1997, 1996 and 1995 was $137 million, $387 million and $256 million, respectively.

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

A summary of reinsurance activity is as follows:

(millions)      Years ended December 31           1997           1996           1995
--------------------------------------------------------------------------------------
Ceded premiums earned                              $609           $508           $316
Ceded premiums written                              713            667            369
Assumed premiums earned                             298            292             83
Assumed premiums written                            284            276            101
Ceded benefits to policyholders                     286            220            153
======================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Activity in the liability for policy contract claims is summarized as follows:


(millions)       Years ended December 31          1997           1996           1995
--------------------------------------------------------------------------------------
Liabilities at beginning of year                  $ 535          $ 715          $ 681
Incurred losses:
  Continuing operations --current year              814            774            672
  Continuing operations --prior year                (50)           (36)           (17)
  Discontinued operations*                            -             90            361
--------------------------------------------------------------------------------------
Total                                               764            828          1,016
--------------------------------------------------------------------------------------
Payment of claims:
  Current year                                     (538)          (552)          (651)
  Prior years                                      (241)          (283)          (331)
--------------------------------------------------------------------------------------
Total                                              (779)          (835)          (982)
--------------------------------------------------------------------------------------
Liability for business sold                           -           (173)             -
--------------------------------------------------------------------------------------
Liabilities at end of year
  (net of reinsurance recoverables:
    1997--$289, 1996--$306,
    1995--$256)                                   $ 520          $ 535          $ 715
======================================================================================

*excludes A&A discontinued operations.

8. REDEEMABLE PREFERRED STOCK, CAPITAL SECURITIES AND STOCKHOLDERS' EQUITY

Redeemable Preferred Stock

At December 31, 1997, 1,000,000 shares of redeemable preferred stock are outstanding. Dividends are cumulative at an annual rate of $2.55 per share. The shares of redeemable preferred stock will be redeemable at the option of Aon or the holders, in whole or in part, at $50.00 per share no sooner than February 9, 1999.

Capital Securities

In January 1997, Aon created Aon Capital A, a wholly-owned statutory business trust, for the purpose of issuing mandatorily redeemable preferred capital securities (Capital Securities). The sole asset of Aon Capital A is $824 million aggregate principal amount of Aon's 8.205% Junior Subordinated Deferrable
Interest Debentures due January 1, 2027. The back-up guarantees, in the aggregate, provide a full and unconditional guarantee of the Trust's obligations under the Capital Securities.

Aon Capital A issued $800 million of 8.205% capital securities in January 1997. The proceeds from the issuance of the capital securities were used to finance a portion of the A&A acquisition. The capital securities are subject to mandatory redemption on January 1, 2027 or, are redeemable in whole, but not in part, at the option of Aon upon the occurrence of certain events. Interest is payable semi-annually on the capital securities. The capital securities are categorized on the consolidated statement of financial position as "Company-obligated Mandatorily Redeemable Preferred Capital Securities of Subsidiary Trust holding solely the Company's Junior Subordinated Debentures." The after-tax interest incurred on the capital securities is reported as minority interest on the consolidated statement of income.

8% Cumulative Perpetual Preferred Stock

At December 31, 1996, 5,446,000 shares of 8% cumulative perpetual preferred stock were outstanding. Dividends were cumulative at the annual rate of $2.00 per share. In November 1997, Aon purchased and retired all of the remaining outstanding shares at a total cost of $136 million.

6.25% Cumulative Convertible Exchangeable Preferred Stock

At December 31, 1995, 2,136,000 shares of 6.25% cumulative convertible exchangeable preferred stock were outstanding. Dividends were cumulative at the annual rate of $3.125 per share. In November 1996, each share of 6.25% preferred stock was converted by the holders into 1.83 shares of com-mon stock for a total of 3,909,000 common shares.

Common Stock

Aon repurchased 202,000,  1,931,000 and 2,969,000 shares in 1997, 1996 and 1995, respectively, of its common stock, primarily to provide shares for stock compensation plans and the conversion of preferred stock.

Dividends

A summary of dividends incurred is as follows:

(millions)       Years ended December 31          1997           1996           1995
--------------------------------------------------------------------------------------
Redeemable preferred stock                         $  2           $  2           $  2
8% cumulative perpetual
  preferred stock                                     9             11             16
6.25% cumulative convertible
  exchangeable preferred stock                        -              5              7
Common stock                                        169            154            145
--------------------------------------------------------------------------------------
Total dividends incurred                           $180           $172           $170
======================================================================================

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

Net statutory income of the insurance subsidiaries (including LOV and UFLIC in 1995 and the statutory gain on the sale of LOV and UFLIC in 1996), is summarized as follows:

(millions) Years ended December 31      1997           1996           1995
---------------------------------------------------------------------------
Life insurance                          $265           $807           $197
Property casualty                         66             71             58
===========================================================================

Statutory capital and surplus of the insurance subsidiaries is summarized as follows:

(millions)  As of December 31           1997           1996           1995
---------------------------------------------------------------------------
Life insurance                          $724           $612           $766
Property casualty                        438            364            296
===========================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. EMPLOYEE BENEFITS

Savings and Profit Sharing Plans

Certain of Aon's subsidiaries maintain contributory savings plans for the benefit of United States salaried and commissioned employees and a contributory profit sharing plan for the benefit of Canadian salaried employees and commissioned agents. The company contribution for the savings plans are based on a match of 100% of employee contributions up to a maximum of 3% of eligible compensation. Provisions made for these plans were $22 million in 1997, and $14 million in 1996 and 1995, respectively. The provision made in 1997 increased as compared to 1996 primarily due to the acquisition of A&A.

Employee Stock Ownership Plan

Certain of Aon's subsidiaries maintain a leveraged ESOP for the benefit of the United States salaried and certain commissioned employees. Shares are allocated to eligible employees over a period of ten years through 1998. Contributions to the ESOP amounted to $14 million, $12 million and $11 million in 1997, 1996 and 1995, respectively.

 Domestic Pension Plan

Certain of Aon's subsidiaries maintain non-contributory defined benefit pension plans providing retirement benefits for salaried employees and certain commissioned employees in the United States based on years of service and salary. Aon's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as Aon determines to be appropriate from time to time.

A summary of the components of net periodic pension cost for the defined benefit plans in 1997, 1996 and 1995 is as follows:

(millions)       Years ended December 31          1997           1996           1995
--------------------------------------------------------------------------------------
Defined benefit plan:
  Service cost-benefit earned                     $  32          $  21          $  17
  Interest cost on projected
   benefit obligation                                46             21             19
  Actual return on plan assets                     (159)           (51)           (66)
  Net amortization and deferral                      97             29             44
--------------------------------------------------------------------------------------
Net periodic pension cost                         $  16          $  20          $  14
======================================================================================

The weighted average assumptions used in accounting for the defined benefit plan were:

          Years ended December 31       1997           1996           1995
----------------------------------------------------------------------------
Assumed discount rate                    7.5%           7.8%           7.5%
Rate of compensation increase            5.0%           5.0%           5.0%
Expected long-term rate of return
 on plan assets                          9.0%            9.0%           9.0%
=============================================================================

In April 1996, Aon established a limited time early retirement incentive program that provided benefits through the defined benefit plan. The additional cost of termination benefits applicable for 1996 resulting from the program was $19 million. Also in 1996, Aon completed the sales of LOV and UFLIC which resulted in a curtailment gain of $8 million which is included in the gain on sale of discontinued operations. As a result of the sales of these units, affected employees became fully vested in their accrued benefits in the defined benefit plan.

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position for Aon's U.S. defined benefit pension plans.

(millions)               As of December 31        1997           1996
-----------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                         $(580)         $(255)
Accumulated benefit obligation                     (595)          (261)
-----------------------------------------------------------------------
Projected benefit obligation                       (692)          (305)
Plan assets at fair value                           853            317
-----------------------------------------------------------------------
Difference between projected
 benefit obligation and plan assets                 161             12
Unrecognized net gain                              (123)           (63)
Unrecognized prior service cost                       1              1
-----------------------------------------------------------------------
Pension cost included in other assets
 (liabilities)                                    $  37          $ (50)
-----------------------------------------------------------------------

1997 includes the A&A pension plan, including a projected benefit obligation of $336 million and plan assets at fair value of $469 million.

Plan assets include marketable equity securities and corporate and government debt securities, including securities issued by Aon totaling $50 million and $35 million in 1997 and 1996, respectively.

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

A summary of the components of net periodic pension cost for the material defined benefit plans, grouped by country, is as follows:

(millions)          Years ended December 31       1997           1996           1995
--------------------------------------------------------------------------------------
United Kingdom:
  Service cost-benefit earned                      $ 44           $ 11           $ 11
  Interest cost on projected
   benefit obligation                                85             17             15
  Actual return on plan assets                     (197)           (28)           (29)
  Net amortization and deferral                      71              6             11
--------------------------------------------------------------------------------------
Net periodic pension cost                          $  3           $  6           $  8
======================================================================================
The Netherlands:
  Service cost-benefit earned                      $  4           $  4           $  4
  Interest cost on projected
   benefit obligation                                 8              9              9
  Actual return on plan assets                      (10)           (11)           (11)
  Net amortization and deferral                       -              -              -
--------------------------------------------------------------------------------------
Net periodic pension cost                          $  2           $  2           $  2
======================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The weighted average assumptions used in accounting for these defined benefit plans were:

           Years ended December 31      1997           1996           1995
----------------------------------------------------------------------------
United  Kingdom:
  Assumed discount rate                  7.0%           8.0%           9.0%
  Rate of compensation increase          5.5%           5.5%           7.0%
  Expected long-term rate of
   return on plan assets                10.0%          10.0%          10.0%
============================================================================
The Netherlands:
  Assumed discount rate                  7.0%           7.0%           7.0%
  Rate of compensation increase          4.0%           4.0%           4.0%
  Expected long-term rate of return
   on plan assets                        7.0%           7.0%           7.0%
============================================================================

The following tables set forth the funded status and the amounts recognized in the 1997 and 1996 consolidated statements of financial position for Aon's foreign defined benefit pension plans.

United Kingdom:

(millions)          As of December 31             1997           1996
-----------------------------------------------------------------------
Projected benefit obligation                    $(1,501)         $(617)
Plan assets at fair value                         1,602            680
-----------------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                                 101             63
Unrecognized net loss                               138              6
Unrecognized prior service cost                       -              1
Unrecognized net transition obligation                1              1
-----------------------------------------------------------------------
Prepaid pension cost included in
 other assets                                     $ 240            $71
=======================================================================

The Netherlands:
(millions)          As of December 31             1997           1996
-----------------------------------------------------------------------
Projected benefit obligation                      $(122)         $(136)
Plan assets at fair value                           149            165
-----------------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                                  27             29
Unrecognized net loss                                15             18
-----------------------------------------------------------------------
Prepaid pension cost included in
 other assets                                     $  42          $  47
=======================================================================

The funded status and the amounts recognized in the consolidated statements of financial position increased in 1997 as compared to 1996 primarily due to acquisitions.

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

The following table sets forth the plans' combined funded status:

As of December 31,                       1997                          1996
(millions)                       Medical           Life        Medical           Life
--------------------------------------------------------------------------------------
Accumulated postretirement
 benefit obligation:
    Retirees                        $(30)          $(11)          $(17)          $ (7)
    Fully eligible active
     plan participants                (5)            (1)            (5)            (2)
    Other active plan
     participants                    (12)            (2)            (7)            (2)
--------------------------------------------------------------------------------------
                                     (47)           (14)           (29)           (11)
--------------------------------------------------------------------------------------
Plan assets at fair value              -              7              -              -
--------------------------------------------------------------------------------------
Unrecognized prior service           (12)            (4)           (16)            (5)
Unrecognized net gain                (15)            (8)           (20)            (7)
--------------------------------------------------------------------------------------
Accrued postretirement
 benefit liability                  $(74)          $(19)          $(65)          $(23)
======================================================================================

Net periodic postretirement benefit cost includes the following components:


(millions)       Years ended December 31          1997           1996           1995
--------------------------------------------------------------------------------------
Service cost                                       $  2           $  1           $  1
Interest cost                                         4              3              3
Return on assets                                     (1)             -              -
Amortization of prior service                        (6)            (7)            (7)
--------------------------------------------------------------------------------------
Net periodic postretirement
 benefit credit                                    $ (1)          $ (3)          $ (3)
======================================================================================

For measurement purposes in 1997, 1996 and 1995, an 8.5%, 9.5% and 10.5%, respectively, annual rate of increase in the per capita cost of covered health care benefits (trend rate) adjusted for actual current year cost experience was assumed, decreasing gradually to 6% in year 2000 and remaining the same thereafter. However, with the employer funding increase cap limited to 5% per year, net employer trend rates are effectively limited to 5% per year in the future.

Assumptions used in determining the APBO are summarized below:

            As of December 31      1997           1996           1995
-----------------------------------------------------------------------
Weighted-average discount rate       7.5%           7.8%           7.5%
Weighted-average rate of
 compensation increase               5.0%           5.0%           5.0%
=======================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10. STOCK COMPENSATION PLANS

Stock Award Plan

In 1997, Aon's stockholders approved an amendment to the Aon Stock Award Plan that increased the aggregate number of common stock that Aon could award up to 12,900,000 shares. Generally, the award plan requires the employees to complete three continuous years of service before the award begins to vest in increments until the completion of a ten-year period of continuous employment. In general, most awarded shares are issued as they become vested. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested awards. The compensation cost associated with each award is deferred and amortized over the period of continuous employment using the straight line method.

Aon common stock awards outstanding consist of the following:

(thousands)         Years ended December 31       1997           1996           1995
--------------------------------------------------------------------------------------
Shares outstanding at beginning
 of year                                          5,210          3,914          3,254
Granted                                           1,869          1,793          1,063
Vested and exercised                               (570)          (398)          (324)
Canceled                                            (95)           (99)           (79)
--------------------------------------------------------------------------------------
Shares outstanding at end of year                 6,414          5,210          3,914
======================================================================================

Stock Option Plan

Under a nonqualified stock option plan, options to purchase common stock were granted to certain officers and employees of Aon and its subsidiaries at 100% of market value on the date of grant. In 1997, Aon's stockholders approved an amendment to the Aon Stock Option Plan that increased the aggregate number of common stock that Aon could issue up to 23,300,000 shares. Generally, the option plan requires employees to complete three continuous years of service before the options begin to vest in increments until the completion of a seven-year period of continuous employment.

Aon applies Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than the Aon Stock Award Plan. Had compensation cost for the stock award and the stock option plans been determined based upon the fair value at the grant date for these plans consistent with the methodology prescribed under Statement No. 123, Aon's net income and net income per share for 1997, 1996 and 1995 would have been reduced to the following pro forma amounts:

(millions except per share data) Years ended December 31         1997      1996      1995
-------------------------------------------------------------------------------------------
Net income:
    As reported                                                   $299      $335      $403
    Pro forma                                                      292       330       401
Net income per share:
  Diluted
    As reported                                                   1.68      1.90      2.30
    Pro forma                                                     1.64      1.87      2.29
Basic
    As reported                                                   1.71      1.93      2.33
    Pro forma                                                     1.67      1.90      2.32
===========================================================================================

The fair value per share of options and awards granted is estimated as $8.97 and $41.59 in 1997, $8.19 and $30.87 in 1996, and $5.60 and $22.39 in 1995,
respectively, on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 2.5%; expected volatility of 20%, risk-free interest rate of 6%; and an expected term life of 1.35 years and 0 years for the stock option plan and the stock award plan, respectively. The compensation cost as generated by the Black-Scholes model, may not be indicative of the future benefit, if any, that may be received by the option holder.

The proforma information reflected above may not be representative of the amounts to be expected in future years as the fair value method of accounting contained in FASB Statement No. 123 has not been applied to options granted prior to January 1995.

A summary of Aon's stock option activity and related information consists of the following:

 Years ended December 31,              1997                1996               1995
------------------------------------------------------------------------------------------
                                         Weighted            Weighted
                                          Average             Average
                                         Exercise            Exercise               Price
(shares in thousands)            Shares     Price    Shares     Price    Shares     Range
------------------------------------------------------------------------------------------
Beginning
  Outstanding                     5,276       $26     5,212       $21     5,019    $ 9-24
Granted
  (at fair value)                 1,646        48     1,535        35     1,629     21-25
Exercised                          (579)       20      (732)       17    (1,121)     9-19
Canceled                           (291)       29      (739)       23      (315)    11-24
------------------------------------------------------------------------------------------
Ending
  outstanding                     6,052        31     5,276        26     5,212     13-25
------------------------------------------------------------------------------------------
Exercisable at
  end of year                       696        21       465        19       638     13-23
------------------------------------------------------------------------------------------
Options available
  for grant                       5,727               1,295               2,175
==========================================================================================

A summary of options outstanding and options exercisable is as follows:

As of December 31, 1997
(shares in thousands)        Options Outstanding            Options Exercisable
----------------------------------------------------------------------------------
                                         Weighted
                                          Average  Weighted              Weighted
Range of                                Remaining   Average               Average
Exercise                     Shares   Contractual  Exercise      Shares  Exercise
Prices                  Outstanding  Life (years)     Price Exercisable     Price
----------------------------------------------------------------------------------
$17.33-$22.29                   651           2.2    $20.00         296    $18.92
 22.64- 22.64                 1,070           3.2     22.64         251     22.64
 22.83- 23.83                 1,052           3.2     23.41          23     23.07
 23.89- 32.58                   382           2.7     24.57         126     24.47
 34.33- 54.97                 2,897           8.0     44.95           -         -
----------------------------------------------------------------------------------
$17.33-$54.97                 6,052           5.2    $31.10         696    $21.41
==================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 1996
(shares in thousands)        Options Outstanding            Options Exercisable
----------------------------------------------------------------------------------
                                         Weighted
                                          Average  Weighted              Weighted
Range of                                Remaining   Average               Average
Exercise                     Shares   Contractual  Exercise      Shares  Exercise
Prices                  Outstanding  Life (years)     Price Exercisable     Price
----------------------------------------------------------------------------------
$16.33-$22.29                 1,038           2.7    $19.29         353    $17.63
 22.64- 22.64                 1,203           4.2     22.64           -         -
 22.83- 23.83                 1,119           5.1     23.77          21     22.97
 23.89- 32.58                   465           3.7     24.51          91     24.00
 34.33- 40.17                 1,451           6.3     34.75           -         -
----------------------------------------------------------------------------------
$16.33-$40.17                 5,276           4.6    $25.71         465    $19.12
==================================================================================

11. FINANCIAL INSTRUMENTS

Financial Risk Management

Aon is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity prices. To manage the volatility related to these exposures, Aon enters into various derivative transactions that have the effect of reducing these risks by creating offsetting market exposures. If Aon did not use derivative contracts, its exposure and market risk would be higher.

Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses.

In addition to creating market risks that offset the underlying business exposures, certain derivatives also give rise to credit risks due to possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to Aon. Aon has limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions and by using exchange-traded instruments. Aon closely monitors the creditworthiness of and exposure to its counterparties and considers its credit risk to be minimal. At December 31, 1997 and 1996, Aon placed securities in escrow amounting to $6 million and $13 million, respectively, relating to these derivative contracts.

Foreign Exchange Risk Management

Aon uses foreign currency futures, options, and forward contracts to manage the effects of foreign currency fluctuations on the translation of the financial statements of Aon's foreign operations. Generally, related gains and losses on these contracts are reflected as an adjustment to income when settled. For contracts designated as hedges of a net investment in foreign subsidiary, realized and unrealized gains are recorded directly to stockholders' equity as a component of net unrealized foreign exchange gains and losses.

Certain of Aon's foreign brokerage subsidiaries receive revenues in currencies that differ from the currency in which their operating expenses are denominated. To reduce the variability of cash flows from these operations, foreign forward exchange contracts and options having settlement dates that are primarily less than one year are used. Related gains or losses on these contracts are reflected as an adjustment to the expense component on the statement of income when the currencies are exchanged to settle expense commitments. Forward contracts entered into require no up-front premium and settle at the expiration of the related contract.

Interest Rate Risk Management

Aon uses  interest  rate  derivative  contracts to manage the interest rate risk
associated  with  assets  and  liabilities   underlying  its  underwriting  and
brokerage businesses. Interest rate derivatives are also utilized to manage the company's funding and other corporate risks.

Interest rate swap agreements are used to manage asset and liability durations. Exchange-traded Eurodollar futures, used in conjunction with basis rate swaps, are used to manage asset liability durations related to various other crediting arrangements emanating from other insurance businesses. As of December 31, 1997 and 1996, these swap agreements had the net effect of shortening asset durations. Variable rates received on interest rate and basis rate swap agreements correlate with crediting rates paid on outstanding liabilities. The net effect of swap payments is settled periodically and reported in income. There is no settlement of underlying notional amounts.

Aon also enters into interest rate swap agreements, sells exchange-traded interest rate futures and purchases interest rate caps to limit its interest expense on short-term borrowings. The premium that Aon pays for interest rate caps represents the cost basis of the position until it expires or is closed.

Aon also enters into interest rate swap and cap agreements and purchases exchange-traded Eurodollar and Eurosterling futures to limit its exposure to decreasing short-term interest rates, primarily relating to brokerage fiduciary funds. The net effect of swap payments are settled periodically and reported in income. There is no settlement of underlying notional amounts. Exchange-traded Eurodollar and Eurosterling futures are valued and settled daily, with amounts reported in income when the contract expires. The commission paid for these futures contracts represents the cost basis of the position, until it is expired or closed.

Exchange-traded treasury futures and options are used primarily as a hedge against the value of Aon's available for sale fixed maturity and equity investments. Aon sells futures as well as writes call options. Exchange-traded futures and options are valued and settled daily. The premium that Aon pays for purchased options and receives for written options represents the cost basis of the option until it expires or is closed.

In most cases, derivatives hedging the invested asset portfolio are hedging groups of invested assets. The sale, maturity or extinguishment of a hedged invested asset within a group would not affect the accounting method for the derivative. The accounting relating to the termination of a hedge would differ from the company's regular accounting practices if the hedge ceases to meet the criteria for hedge accounting.

The following criteria must be met in order for a derivative to qualify for hedge accounting. The derivative must be designated as a hedge at inception and be consistent with Aon's policy for risk management. The hedged group of invested assets must have a reliably measurable fair value and changes in fair value must have the potential to affect future earnings.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aon performs frequent analyses to measure the degree of correlation associated with its derivative programs. Aon assesses the adequacy of the correlation analyses results in determining whether the derivatives qualify for hedge accounting. Changes in the fair value of the derivative must be expected to substantially offset changes in the fair value of the designated group of invested assets attributable to the risk being hedged.

If the criteria for hedge accounting is not met, the resulting gain or loss from the hedge would be realized through the statement of operations in the current period.

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

Notional and Other Data

The following are the notional amounts of Aon's outstanding derivatives grouped by the types of risks being managed:

(millions)     As of December 31                       1997           1996
----------------------------------------------------------------------------
Foreign currency management
    Forwards                                          $ 208          $ 157
    Futures                                             435              -
Interest rate and asset/liability
  duration management
    Eurodollar futures                                  639          1,741
    Eurosterling futures                                664              -
    Treasury futures                                      -            220
    Call options                                          4             72
    Put options                                          60              -
    Interest rate caps                                  120              -
    Interest rate swaps --pay fixed                      93             90
    Interest rate swaps --receive fixed                 502             85
    Basis rate swaps --pay and receive variable         140             90
Interest rate management for anticipated transactions
    Treasury futures                                      -            100
    Call options                                          -            250
    Put options                                           -            500
    Interest rate caps                                    -             22
=============================================================================

Aon amortized $3 million in 1997, 1996 and 1995, respectively,  of net deferred
gains  relating  to  derivatives   into  income.   Realized  losses  related  to
anticipated transactions were immaterial for the years ended December 31, 1997 and 1996.

The interest rates on Aon's outstanding swaps at December 31 are presented below:

                      Receive       Pay       Pay   Receive
                        Fixed  Variable     Fixed  Variable
------------------------------------------------------------
1997                  4.0-8.4%      5.8%  6.0-9.7%  5.6-6.5%
1996                  5.8-6.8%      5.6%  6.0-9.7%  5.6-6.0%
============================================================


As of December 31, 1997, swaps have maturities ranging from January 1998 to January 2007. Aon receives variable rates based on the one month commercial paper and the six month London Interbank Offer Rate (LIBOR) rate. Aon pays variable rates based on the three- and six-month LIBOR rates. Basis rate swaps have maturities ranging from December 2000 to August 2002 and require payments based on the three month LIBOR index and provide for receipts based on the two-year treasury rate. Other outstanding contracts generally have terms that are less than one year.

Other Financial Instruments

Aon has certain investment commitments to provide capital and fixed-rate loans as well as certain forward contract purchase commitments. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 1997 and 1996 totaled $173 million and $154 million, respectively.

Subsidiaries of Aon have entered into agreements with financial institutions, whereby the subsidiaries sold certain receivables, with limited recourse. Agreements provide for sales of receivables on a continuing basis through September 1998. As of December 31, 1997 and 1996, the maximum commitment contained in these agreements was $2.0 billion and $1.2 billion, respectively. Aon's credit risk relates to amounts that may be due under recourse provisions that could exceed recorded estimates. At December 31, 1997 and 1996, this exposure was approximately $93 million and $42 million, respectively.

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

As of December 31                           1997                         1996
--------------------------------------------------------------------------------------
                                Carrying           Fair       Carrying           Fair
millions)                          Value          Value          Value          Value
--------------------------------------------------------------------------------------
Assets:
  Fixed maturities and
   equity securities              $3,950         $3,950         $3,705         $3,705
  Other investments                  248            247            241            240
  Cash, receivables and
   short-term investments          9,169          9,169          6,301          6,301
  Derivatives*                         -              8              -             10
Liabilities:
  Investment type
   insurance contracts            $  823         $  831         $  507         $  509
  Short-term borrowings,
   premium payables and
   commissions and general
   expenses                        8,770          8,770          5,134          5,134
  Notes payable                      637            643            521            524
  Capital securities                 800            900              -              -
======================================================================================

*Derivatives with a carrying value of $21 million and a fair value of $21 million are included in other asset categories at December 31, 1997 and 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. CONTINGENCIES

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

At the time of Aon's acquisition of A&A in January 1997, A&A was facing various legal claims, several of which remain ongoing. In a 1988 action, alleging that certain A&A subsidiaries placed risks with financially unsound reinsurance companies, plaintiffs sought $36 million in damages. Most of the exposure to these claims was extinguished as a result of the Lloyd's of London
Reconstruction and Renewal Plan. Aon currently believes the loss that might result from the remaining exposure would not be material to its financial position or results of operation. In 1992, the purchaser of a company A&A sold in 1987 asserted claims under the indemnification provision of the sales agreement. While the possibility of substantial exposure remains, based on current facts and circumstances, Aon believes the possibility of material loss resulting from these exposures is remote.

Although the ultimate outcome of these suits cannot be ascertained and liabilities in indeterminate amounts may be imposed on Aon or its subsidiaries, on the basis of present information, availability of insurance coverages and advice received from counsel, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the con-solidated financial position of Aon.

                 REPORTS BY INDEPENDENT AUDITORS AND MANAGEMENT

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
AON CORPORATION

We have audited the accompanying consolidated statements of financial position of Aon Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                        Ernst & Young LLP


Chicago,  Illinois
February 10, 1998


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

Management maintains a system of internal control designed to meet its responsibilities for reliable financial statements. The system is designed to provide reasonable assurance, at appropriate costs, that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative costs and expected benefits of those controls. It is management's opinion that its system of internal control as of December 31, 1997, was effective in providing reasonable assurance that its financial statements were free of material misstatement. In addition, management supports and maintains a professional staff of internal auditors who coordinate audit coverage with the independent auditors and conduct an extensive program of financial and operational audits.

The Board of Directors selects an Audit Committee from among its members. No member of the Audit Committee is an employee of Aon. The Audit Committee is responsible to the Board for reviewing the accounting and auditing procedures and financial practices of Aon and for recommending appointment of the independent auditors. The Audit Committee meets periodically with management, internal auditors and independent auditors to review the work of each and satisfy itself that those parties are properly discharging their responsibilities. Both the independent auditors and the internal auditors have free access to the Audit Committee, without the presence of management, to discuss the adequacy of internal control and to review the quality of financial reporting.


SELECTED FINANCIAL DATA

(millions except common stock and per share data) 1997           1996           1995           1994           1993
--------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
    Brokerage commissions and fees              $ 3,605        $ 1,919        $ 1,651        $ 1,389        $ 1,190
    Premiums earned                               1,609          1,527          1,427          1,322          1,278
    Net investment income                           494            384            329            257            227
    Realized investment gains                         6              8             13             19             30
    Other income                                     37             50             46             54             46
                                                --------------------------------------------------------------------
        Total revenue                             5,751          3,888          3,466          3,041          2,771
====================================================================================================================

    Operating income*                           $   402        $   346        $   295         $  256        $   214
    Income from continuing operations               299            292            304            269            228
    Discontinued operations                           -             43             99             91             96
    Net income                                      299            335            403            360            324
====================================================================================================================

DILUTIVE PER SHARE DATA**
    Operating income*                           $  2.30        $  1.97        $  1.66         $ 1.44        $  1.18
    Income from continuing operations              1.68           1.64           1.71           1.51           1.27
    Discontinued operations                           -           0.26           0.59           0.57           0.63
    Net income                                     1.68           1.90           2.30           2.08           1.90
BASIC PER SHARE DATA**
    Income from continuing operations              1.71           1.67           1.72           1.53           1.28
    Net income                                     1.71           1.93           2.33           2.12           1.92
====================================================================================================================

BALANCE SHEET DATA
ASSETS
    Investments                                 $ 5,922       $ 5,213         $10,639        $ 9,783        $ 9,652
    Brokerage receivables                         5,320         3,566           2,264          1,882          1,615
    Other                                         7,449         4,944           6,833          6,257          5,012
                                                --------------------------------------------------------------------
        Total assets                            $18,691        $13,723        $19,736        $17,922        $16,279
====================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
    Policy liabilities                          $ 4,450        $ 4,360        $ 9,556        $ 9,310        $ 8,776
    Insurance premiums payable                    6,380          4,144          2,723          2,409          1,948
    Notes payable                                   637            521            554            561            594
    General liabilities                           3,552          1,815          4,179          3,335          2,673
                                                --------------------------------------------------------------------
        Total liabilities                        15,019         10,840         17,012         15,615         13,991
    Redeemable preferred stock                       50             50             50             50              -
    Capital securities                              800              -              -              -              -
    Stockholders' equity                          2,822          2,833          2,674          2,257          2,288
                                                --------------------------------------------------------------------
        Total liabilities and
         stockholders' equity                   $18,691        $13,723        $19,736        $17,922        $16,279
====================================================================================================================

COMMON STOCK DATA**
    Dividends paid per share                    $  1.02        $  0.95        $  0.89        $  0.84        $  0.79
    Stockholders' equity per share                16.80          16.21          15.18          12.20          12.63
    Price range                            587/8-403/16   431/8 -315/8    337/8-207/8    237/8-191/2          26-20
    Market price at year-end                     58.625         41.375         33.250         21.375         21.500
    Common stockholders                          12,698         13,030         13,520         14,163         14,615
    Shares outstanding (in millions)              168.0          166.4          162.4          161.5          152.4
====================================================================================================================

* Operating income is from continuing operations and excludes after-tax realized investment gains, 1997 special charges of $108 million, 1996 special charges of $59 million and a retroactive tax charge in 1993 of $5 million.

** Per share and common stock data have been restated to reflect the 1997 three-for-two stock split. The earnings per share amounts prior to 1997 have been restated as required to comply with FASB Statement No. 128, "Earnings Per Share."

QUARTERLY FINANCIAL DATA

(millions except common stock and per share data)   1Q             2Q             3Q             4Q           1997
--------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
    Brokerage commissions and fees                $ 842          $ 885          $ 923          $ 955         $3,605
    Premiums earned                                 384            409            398            418          1,609
    Net investment income                           116            118            119            141            494
    Realized investment gains                         2              -              3              1              6
    Other income                                     10             13              8              6             37
                                                --------------------------------------------------------------------
        Total revenue                             1,354          1,425          1,451          1,521          5,751
                                                --------------------------------------------------------------------
    Operating income*                                90            101             99            112            402
    Net income                                        1             84            101            113            299
====================================================================================================================

DILUTIVE PER SHARE DATA**
    Operating income*                            $ 0.52         $ 0.58         $ 0.56         $ 0.65         $ 2.30
    Net income (loss)                             (0.02)          0.48           0.57           0.65           1.68
BASIC NET INCOME (LOSS) PER SHARE**               (0.02)          0.48           0.58           0.66           1.71
====================================================================================================================

COMMON STOCK DATA**
    Dividends paid per share                     $ 0.24         $ 0.26         $ 0.26         $ 0.26         $ 1.02
    Stockholders' equity per share                15.34          16.04          16.60          16.80          16.80
    Price range                             447/8-405/8   533/8-403/16   561/8-501/16    587/8-501/4   587/8-403/16
    Shares outstanding (in millions)              166.9          167.2          167.7          168.0          168.0
    Average monthly trading volume (in millions)    3.3            3.7            3.9            4.1            3.8
====================================================================================================================

* Operating income is from continuing operations and excludes after-tax realized investment gains of $4 million and $5 million in 1997 and 1996, respectively, after-tax special charges of $91 million and $17 million in first quarter 1997 and second quarter 1997, respectively, and after-tax special charges of $19 million and $40 million in second quarter 1996 and fourth quarter 1996, respectively.

** Per share and shares outstanding data have been restated to reflect the 1997 three-for-two stock split. The 1996 and first three quarters of 1997 earnings per share amounts have been restated as required to comply with FASB Statement No. 128, "Earnings Per Share."


(millions except common stock and per share data)   1Q             2Q             3Q             4Q           1996
--------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
    Brokerage commissions and fees                $ 468          $ 445          $ 455          $ 551         $1,919
    Premiums earned                                 378            381            382            386          1,527
    Net investment income                            85             93             92            114            384
    Realized investment gains                         -              -              3              5              8
    Other income                                     11             13             12             14             50
                                                --------------------------------------------------------------------
        Total revenue                               942            932            944          1,070          3,888
                                                --------------------------------------------------------------------
    Operating income*                                97             85             82             82            346
    Income from continuing operations                97             65             84             46            292
    Discontinued operations                          22             21              -              -             43
    Net income                                      119             86             84             46            335
====================================================================================================================

DILUTIVE PER SHARE DATA**
    Operating income*                            $ 0.55         $ 0.48         $ 0.47         $ 0.47         $ 1.97
    Income from continuing operations              0.55           0.36           0.48           0.25           1.64
    Discontinued operations                        0.13           0.13              -              -           0.26
    Net income                                     0.68           0.49           0.48           0.25           1.90
BASIC NET INCOME PER SHARE**                       0.70           0.50           0.48           0.26           1.93
====================================================================================================================

COMMON STOCK DATA**
    Dividends paid per share                     $ 0.23         $ 0.24         $ 0.24         $ 0.24         $ 0.95
    Stockholders' equity per share                15.17          15.43          15.53          16.21          16.21
    Price range                             367/8-321/2    371/4-331/4    363/8-315/8       431/8-36    431/8-315/8
    Shares outstanding (in millions)              162.7          161.9          162.4          166.4          166.4
    Average monthly trading volume (in millions)    3.0            4.7            2.3            3.6            3.4
====================================================================================================================

* Operating income is from continuing operations and excludes after-tax realized investment gains of $4 million and $5 million in 1997 and 1996, respectively, after-tax special charges of $91 million and $17 million in first quarter 1997 and second quarter 1997, respectively, and after-tax special charges of $19 million and $40 million in second quarter 1996 and fourth quarter 1996, respectively.

** Per share and shares outstanding data have been restated to reflect the 1997 three-for-two stock split. The 1996 and first three quarters of 1997 earnings per share amounts have been restated as required to comply with FASB Statement No. 128, "Earnings Per Share."