Form 10-K, Exhibit 13
period 1998-12-31
AON CORP
filed 1999-03-29
CIK 315293

NEED

                   OPPORTUNITY                CONCEPT

                                              STRATEGY

                                     SOLUTION

                                IMPLEMENT

                            EXECUTE

GROWTH
Aon has evolved into a leading global provider of brokerage, consulting and consumer insurance services. This dramatic growth in scale, capabilities and geographic reach has been carefully planned and executed to enhance our competitiveness and to create value for all of our stakeholders.

            Aon's strategy for sustaining long-term profitable growth and creating stockholder value is twofold: first, generate true organic growth from internal efficiencies and interdependent services; and second, expand our global distribution network and service offerings by acquisitions, when they fit appropriately with our strategy and our culture.

      Our organic growth stems from several efforts: developing new products and services; establishing long-term relationships with trusted insurance providers; capitalizing on our niche specialties; and managing our businesses more efficiently through initiatives such as segmentation and strategic account management.

We operate as a decentralized, highly responsive organization and continue to make efficiency gains by eliminating excess administration and distribution costs. We are leaner, more effective and have a greater focus. We do this in part by increasing our investment in information technology and taking the lead in electronic commerce.

      Our goal is to have each business segment be number one or two in its market; to diversify our products and services; and to leverage our resources of expertise, technology and strategic partnerships.

Our  organization  has  been  put  to  the  test  in  integrating   acquisitions
effectively. We rose to the occasion and assimilated six major acquisitions smoothly during the last 18 months. We did this in an environment of ongoing industry consolidation where we seized opportunities when they arose.

Recently, we have acquired Jauch & Hubener, Germany's premier brokerage and consulting firm; Gil y Carvajal, the largest retail and reinsurance broker in Spain; Le Blanc de Nicolay, the foremost reinsurance broker in France; Greig Insurance, Norway's largest broker; and SGAP, a leading French broker. In the United States, we acquired Auto Insurance Specialists, which specializes in automobile insurance coverages.

            There is a growing need for large-scale risk management worldwide. In the United States, we are expanding our capital markets solutions and risk-transfer services. Latin America and Europe require new types of insurance products, and we are confident Asia will be a growing market in the years to come.


Aon in Action: AonLine

Aon is creating another competitive advantage through its innovative application of electronic commerce to risk management. AonLine, our industry-leading Extranet service, helps risk managers save time and resources with a cost-effective network of interactive risk management tools.

AonLine subscribers have immediate access to timely and accurate data, rating services, regulatory information and news of global weather, political and economic conditions. Clients can customize the secure service with relevant information such as policies, exposures, bonds, claims and certificates of insurance.

AonLine not only automates transactions and processes, it offers the collective knowledge of Aon account teams and practice leaders. With the wide acceptance of AonLine, Aon has established itself as the leading information resource for risk managers while providing a new distribution channel for our services.


PICTURE OMITTED (Caption listed below)
Working to sustain Aon's long-term growth are (from left) Mike Rice, Arlene Hardy, Harvey Medvin, David Cole and Dennis Mahoney.

               RETAIL BROKERAGE

                                     PROGRAMS AND SERVICES

REINSURANCE                                                  WHOLESALE BROKERAGE

                                     CONSULTING

PERSONAL LINES

               WARRANTY

OPPORTUNITIES
As the pacesetter in a dynamic industry, Aon has learned to anticipate and maneuver the turns in our ever-changing business landscape. We have a proven track record of meeting challenges head-on and turning them into opportunities for growth and value creation. To stay competitive, we are always in the process of changing the way we do business.

            To optimize our leadership in risk management, consulting and global distribution, Aon has reinvested more than $3 billion in expanding our businesses during the last decade.

There is a convergence in the financial services industry. Banks, accounting firms, insurance companies and brokerages are seeking a share of the market in risk management services, consulting and global distribution. We are clearly the leader in providing professional insurance and consulting services and in distributing insurance products. We intend to stay in the lead by meeting customer demands and by seizing opportunities to market our innovative services and distribution channels.

      Insurance buyers need a knowledgeable advocate to help them identify and manage risk effectively in these complex times. We fill that intermediary role better than anyone else. We are adding real value by being advocates -- not just suppliers -- for our clients.

      Aon is developing a new consumer products strategy that will capitalize on our marketing and distribution skills. We have given the broker a reinvigorated role in the distribution of consumer insurance products, a market where we see tremendous opportunity. We also see great potential in being the high quality, low cost provider of group and association insurance products. We intend to expand our affinity services and create new ones to build an even more efficient distribution system that can vertically integrate affinity products with life, accident and health insurance.

            Aon Capital Markets, our investment banking unit, took steps early in the year to provide more integrated risk management and investment banking services to Aon's insurance, reinsurance and corporate clients. It has quickly become a leader in the transfer of insurance risk to the capital markets.

We do business around the world and our clients look to us for timely, accurate data and communications. Our commitment to the innovative use of technology has never been stronger as we lead the industry in effective applications of electronic commerce and information technology.


Aon in Action: Managed Care

Rapid changes in the delivery and funding of healthcare services prompted Aon to develop creative solutions for healthcare organizations. Aon Healthcare Alliance was created to bring all of Aon's resources together to help healthcare providers better manage their risk. The market for managed care stop loss coverage is growing rapidly and is expected to reach $1.5 billion this year. Aon is playing a lead role in providing solutions to this exciting sector.

Through Aon Managed Care, a business unit of Aon Healthcare, we offer an insurance product nationwide to hospital physicians and provider-owned HMOs that are entering into capitated, managed care contracts. Aon insures them against catastrophic exposures with products developed jointly by several Aon units.

While helping healthcare providers contain costs and minimize financial risk, Aon has taken a commanding lead in the U.S. market and is pioneering managed care stop loss coverage in Europe and Latin America.

PICTURE OMITTED (Caption listed below)
From left: Kevann Cooke, Richard Ravin, Paul Davies and Dick Riley identify opportunities to enhance Aon's leadership position.

               INTERDEPENDENCE

                                             CLIENT FOCUS

                         PARTNERSHIP

                                   ENTREPRENEURIAL SPIRIT

                                                  COLLECTIVE EXPERTISE

INNOVATION

CULTURE
Aon's culture is based on a core set of beliefs, the most important of which is a commitment to working together for mutual success. We succeed by bringing together different companies and diverse people into a common culture dedicated to excellence.

            The name Aon in Gaelic connotes unity or oneness and signifies what we want our company to always be: united in purpose and action to achieve our mission of being the premier global provider of innovative insurance and consulting services.

      We are a service organization committed to putting our clients first. We provide advice, service and consulting as the industry's leading global distribution organization. Everything we do is ultimately focused on creating value for our clients, and we do it best through our interdependence, another primary value of our culture. Interdependence, as we define it, means bringing together two or more business units of Aon to develop a holistic solution to our clients needs.

By pooling our collective expertise, skills, experience and creativity, we foster dynamic decision making, innovative thinking and unbeatable results.

            We encourage grass-roots product development and an open exchange of ideas that makes the most of the collective knowledge and experience of the individuals that make up Aon. Operating in this team environment fosters a creative and entrepreneurial spirit. We are builders and innovators who have the competency to develop solutions for today's needs, the foresight to anticipate future service needs and the tools it will take to deliver them. Most importantly, the Aon culture gives us the freedom to express ourselves, to make decisions, to develop our professional skills and to become valued contributors.

Aon in Action: Aon University

As a premier provider of innovative insurance and consulting solutions, Aon needs dynamic, creative, talented, knowledgeable, committed and competent employees. With 44,000 employees worldwide, the challenge is not just keeping a diverse work force informed but also assimilating thousands of employees from recent acquisitions. Aon's new training and development unit, Aon University, is helping employees to compete successfully in an environment of explosive growth and change.

Interactive classes are conducted at various locations around the world and are focused on formalizing the learning process about our company, culture and vision. Course work includes programs in leadership, people management and client service. Through team assignments, participants learn experientially about Aon's core value of interdependence, which brings together various Aon resources to provide clients the most innovative solutions and comprehensive services.

PICTURE OMITTED (Caption listed below)
From left: Ken LeStrange, Dan Cox, Kevin Callahan and Ricky Byrdsong share their vision of Aon's entrepreneurial culture.

Aon's culture is based on a team spirit that empowers individuals to do better so that as an organization we can do more. Our confidence and determination give us that extra edge and will to succeed.

            We are constantly striving to be better, to provide greater service, to help clients manage their risk and to ensure their success. People work at Aon and clients stay with Aon because of a shared commitment to excellence. Acting as advocates for our clients, we offer them our specialized skills, industry experience and knowledge, innovative technology and professionalism. And, we do all this within an organization that is flexible and responsive.

While Aon's culture is based on unity, we also value individuality, diversity, regional customs and local business practices. We respect each other and share long-term goals and commitments. In all of our business dealings, we conduct ourselves with integrity, fairness and ethical standards.

            More than 30% of Aon's stock is owned by employees who have a direct stake in the company's profitable growth and share the goals of fellow stockholders.

            To achieve our vision and sustain success, Aon recognizes the importance of nurturing a corporate culture that is supportive of and is aligned with the organization's business goals and strategy. Our shared values, experience and attitudes drive our organizational behavior, client service and ultimate success. The Aon team has created a culture that not only reinforces its business strategies, but also is continuously learning, adapting and responding to changing markets and competitive environments.

"We never underestimate our competition," says Mike O'Halleran, Aon Group President. "The way we differentiate ourselves is by learning together, working together and bringing the best of Aon together to build value for our clients. By doing that, we also create value and success for each other and our stockholders."

PICTURE OMITTED (Caption listed below)
Aon's commitment to employee training and personal development is a company-wide objective supported by (from left) Melody Jones, Mike O'Halleran, Mike Conway and Dirk Verbeek.

                      ***** TABLE OF CONTENTS OMITTED *****

FINANCIAL AND OPERATIONS HIGHLIGHTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Information Concerning Forward-Looking Statements" on the inside of the back cover of this annual report.

Aon is a leading provider of professional insurance brokerage and consulting services and a distributor of insurance products. Aon serves commercial and industrial businesses, associations and affinity groups, insurance organizations and individual policyholders through nearly 44,000 employees in 550 offices in 120 countries.

Aon provides insurance, reinsurance, wholesale and specialty brokerage; employee benefits and human resources consulting; personal lines insurance; warranty and credit insurance; and niche insurance services. The company is a pioneer in the development of new products and services for a wide range of applications, from the use of capital markets for catastrophe risk financing to the development of innovative long-term care coverages for senior citizens.

The following sections provide a discussion of 1998 consolidated results, information on business segments and related financial data.


CONSOLIDATED RESULTS

GENERAL
In 1998, Aon invested approximately $374 million in business combinations in its brokerage and consulting businesses. These business combinations were financed primarily by bank loans, internal funds and the reissuance of common stock from treasury. The major 1998 acquisitions include: Auto Insurance Specialists
(AIS)--an insurance broker specializing in automobile insurance coverage; Le Blanc de Nicolay (Le Blanc)--the largest reinsurance broker in France; and Gil y Carvajal--the largest retail and reinsurance broker in Spain. AIS was accounted for by the pooling of interests method and Le Blanc and Gil y Carvajal by the purchase method.

In 1997, Aon invested approximately $1.6 billion in business combinations in its brokerage and consulting businesses. These business combinations were financed primarily by the issuance of capital securities, internal funds and the issuance of commercial paper. The major 1997 acquisitions include: Alexander & Alexander Services Inc. (A&A)--a leading global insurance brokerage and consulting company; Minet--a worldwide specialty reinsurance and wholesale brokerage operation; Sodarcan--a Canadian insurance brokerage and consulting company; and Jauch & Hubener--the largest insurance brokerage and consulting firm in Germany. In fourth quarter 1996, Aon acquired Bain Hogg Group plc (Bain Hogg), a leading insurance broker in the United Kingdom and Asia, for approximately $260 million. These business combinations were accounted for using the purchase method of accounting. The resultant goodwill is being amortized principally over 40 years.

Because of these business combinations, all brokerage revenue and income comparisons are significantly impacted.

In 1996, Aon sold two of its domestic insurance underwriting subsidiaries, Union Fidelity Life Insurance Company (UFLIC) and The Life Insurance Company of Virginia (LOV) (see note 3). The after-tax proceeds from the sales were $1.2 billion. UFLIC and LOV results are classified in the consolidated statements of income as discontinued operations in 1996.

For purposes of the 1997 compared to 1996 consolidated results discussion, comparisons against prior year results are based on continuing operations.

SPECIAL CHARGES
Special charges information located in note 1 on pages 36 and 37 is incorporated herein by reference.

In first quarter 1999, Aon announced the consideration of potential restructuring plans for its international operations, which would be designed to create operating efficiencies to help position Aon for continued growth despite the challenging trading environment. Major elements of the restructuring plans include European workforce reductions related to organizational restructuring, closure and consolidation of duplicate facilities, and other consolidation costs. The plans also include a voluntary early retirement plan for employees of Aon's U.S. and Canadian operating subsidiaries. Aon anticipates that these plans will require a first quarter 1999 pretax special charge in the range of $100 to $150 million.


REVENUE AND INCOME BEFORE INCOME TAX

CONSOLIDATED RESULTS FOR 1998 COMPARED TO 1997
For purposes of the following consolidated results discussions, certain prior period information has been restated to conform to the 1998 presentation.

Total revenues amounted to $6.5 billion, an increase of 13% in 1998. This increase was largely attributable to growth in brokerage commissions and fees resulting from business combination activity. Brokerage commissions and fees increased 16% to $4.2 billion.


CONSOLIDATED GEOGRAPHIC REVENUE
(millions)    Years ended December 31   1998     1997    1996
=============================================================
  United States                       $3,736   $3,413  $2,646
  United Kingdom                       1,244    1,158     535
  Europe                                 790      439     394
  Rest of World                          723      741     313
-------------------------------------------------------------
Total revenue                         $6,493   $5,751  $3,888
=============================================================

U.S. revenues increased 9% in 1998 compared to 1997 primarily due to organic growth. European revenue increased 27% in 1998 to $2 billion, and rest of world revenue of $723 million declined 2%. Revenue increased in 1998 when compared to 1997 primarily due to 1998 and late 1997 acquisitions and to internal growth. Approximately 43% of 1998 income before income tax is derived from operations outside the U.S.

Premiums and other revenue is primarily related to insurance underwriting operations and includes premiums earned and other income of $1.7 billion, an increase of 4% in 1998. Extended warranty premiums earned increased $63 million or 13% reflecting continued growth primarily in the appliance and electronics lines and, to a lesser extent, the mechanical extended warranty line. Direct sales premiums earned increased modestly, reflecting changes in the consumer insurance market. The run-off of North American auto credit business partially offset this growth in premiums earned.

Investment income of $590 million, which includes related expenses and income on disposals, increased 18% for the year primarily attributable to brokerage acquisitions, income received on certain private equity and other investment holdings, assets underlying capital accumulation products and higher levels of income on disposals. The investment portfolio yield remained stable.

General expenses increased 7% for the year primarily due to growth in the brokerage businesses. Benefits to policyholders increased 6% when compared to 1997, reflecting a higher volume of new extended warranty and capital accumulation business. This increase was partially offset by the run-off of auto credit business as planned. Interest expense increased 24% as a result of acquisition financing. Amortization of intangibles increased slightly.

Total expenses increased 7% or $353 million over 1997. Total 1998 expenses increased over prior year primarily due to investments in new business initiatives, technology and product development. Restructuring liabilities for recent acquisitions and 1997 special charges have been reduced by payments as planned. Total expenses, excluding the 1997 special charges, increased 10% or $525 million over 1997.

References to income before income tax are before minority interest related to the issuance of 8.205% mandatorily redeemable preferred capital securities (capital securities) (see note 8).

Income before income tax increased $389 million or 72% in 1998 primarily due to the inclusion of special charges in 1997. Excluding special charges, income before income tax increased 30% or $217 million largely due to brokerage business combination activity, to the achievement of cost savings resulting from the consolidation of brokerage operations during 1998 and 1997, and to internal growth.

Fourth quarter revenue increased 12% to $1.7 billion when compared to 1997 primarily reflecting brokerage business combination activity. Total expenses increased 11% to $1.5 billion for the quarter. Pretax income increased $41 million or 21% to $238 million. The increase in pretax earnings reflects growth in the insurance brokerage and other services and consulting segments related to business combination activity and to internal growth.


CONSOLIDATED RESULTS FOR 1997 COMPARED TO 1996
Total revenue amounted to $5.8 billion, an increase of 48% in 1997. Brokerage commissions and fees increased 88% to $3.6 billion resulting from business combination activity and internal growth. Premiums and other revenue of $1.6 billion increased 4% in 1997, primarily reflecting continued growth of new business in the mechanical, appliance and electronics lines. The planned run-off of North American auto credit business partially offset this growth in premiums earned. Investment income of $500 million increased 28% for the year, attributable primarily to brokerage acquisitions and to income received on certain private equity investment holdings.

General expenses increased 65% for the year primarily due to growth in the brokerage businesses. Benefits to policyholders increased 7% when compared to 1996  reflecting a higher volume of new extended  warranty  business,  as
well  as  growth  in  capital  accumulation  products.   This  increase  was
partially offset by the profitable phase-out of certain specialty liability programs and the run-off of auto credit business as planned. Interest expense increased 75% as a result of acquisition financing. Amortization of intangibles increased $45 million or 59%, reflecting brokerage acquisitions.

Total expenses increased 51% or $1.8 billion over 1996. The increase reflects the inclusion of 1997 and 1996 pretax special charges of $172 million and $90 million, respectively. Total expenses, excluding the 1997 and 1996 special charges, increased 50% over 1996, primarily reflecting brokerage acquisition activity.

Income before income tax increased $96 million or 22% in 1997 primarily due to acquisition activity. Excluding special charges, income before income tax increased 33% or $178 million.


PIE CHART DESCRIBED BELOW

1998 REVENUE
BUSINESS SEGMENTS
   58% of 1998 Revenue was attributed to Insurance  Brokerage and Other Services
       Segment
   10% of 1998 Revenue was attributed to Consulting Segment
   30% of 1998 Revenue was attributed to Insurance Underwriting Segment
   2%  of 1998 Revenue was attributed to Corporate and Other Segment


BUSINESS SEGMENTS
In fourth quarter 1998, Aon adopted Financial Accounting Standards Board (FASB) Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information." All prior period segment information presented has been restated to conform to the current period presentation. For purposes of the business segments, comparisons against 1997 results exclude discontinued operations and special charges. A discussion of discontinued operations follows the Business Segments section.

Aon's operating segments are identified as those for which separate financial information is available and that are evaluated on a regular basis in deciding how to allocate resources and in assessing performance. Total revenue for each of the major operating segments is presented both by major line of business and by geographic area. Since Aon's culture fosters interdependence among its operating units, the segregation of expenses by line of business and on a geographic basis is difficult to delineate. While revenue is tracked and evaluated separately by management, total expenses are allocated to major lines of business within each of the business segments. In addition to revenue, Aon also measures a segment's financial performance based on business segment income before income tax. The accounting policies of the business segments are the same as those described in the summary of significant accounting principles and practices (see note 1). Revenues are attributed to geographic areas based on the location of the resources producing the revenues.

Aon classifies its businesses into three major operating segments: Insurance Brokerage and Other Services, Consulting and Insurance Underwriting; and into one non-operating segment, Corporate and Other.

All intercompany revenues and expenses are eliminated in computing consolidated revenues and income before income tax. A description of operations and a review of financial performance for each of the four business segments follow.


INSURANCE BROKERAGE AND OTHER SERVICES
The Insurance Brokerage and Other Services segment consists principally of Aon's retail brokerage, reinsurance, specialty and wholesale operations. The four major operating units are Aon Risk Services, Aon Re Worldwide, Aon Services Group and Alternative Market Operations.

AON RISK SERVICES (ARS) is a leading insurance brokerage and risk management services organization. Companies of all kinds look to ARS for comprehensive risk management solutions, including exposure identification, insurance placement, claims management, loss control and administrative services.

PIE CHART DESCRIBED BELOW

1998 REVENUE
INSURANCE BROKERAGE AND OTHER SERVICES
   50% of  Total Insurance Brokerage and Other Services 1998 Revenue was derived from United States
   21% of  Total Insurance Brokerage and Other Services 1998 Revenue was derived from United Kingdom
   17% of  Total Insurance Brokerage and Other Services 1998 Revenue was derived from Europe
   12% of Total Insurance Brokerage and Other Services 1998 Revenue was derived from Rest of World


In 1998, ARS grew through acquisitions principally in the United States, Europe and Latin America. Significant investments also were made in professional talent, technology and the development of specialized products and services to meet the evolving needs of clients. Examples include Aon Enterprise, which focuses on the needs of small commercial companies, and Impact Forecasting, which provides computer-based catastrophe modeling.

The ARS strategy of industry specialization and product expertise, combined with the strategic account management service concept, provide the platform to deliver focused, cost-effective services on a global basis. Due to its great depth of intellectual capital, proprietary services and strategic approach, Aon Risk Services is the preferred choice in managing risk.

AON RE  WORLDWIDE  (AON RE) is the  largest  reinsurance  broker  in the  world, offering reinsurance brokerage, analytical services and alternative risk financing vehicles. Through its product and industry specialization, Aon Group Limited, headquartered in the United Kingdom, is a major contributor to Aon Re's leadership position in every major reinsurance market. Aon Re placed approximately $10 billion in premium volume in 1998.

Most importantly, Aon Re offers a seamless service network to its clients who range from multinational insurance companies to single parent captives. This network provides access to local experts with global solutions for the most appropriate risk transfer and risk financing. Aon Re recruits the best people from inside and outside the industry. We also have made the investments necessary to support geographic technical expertise and consultative services that are essential to long-term success in the highly competitive reinsurance environment.

Sister-company Aon Capital Markets is a leader in developing capital markets risk financing through insurance-linked securities and provides financial advisory services to clients in need of risk financing beyond traditional insurance and reinsurance programs.

AON SERVICES GROUP (ASG) develops specialized insurance products and provides administrative support for associations and affinity groups, service businesses, healthcare providers and commercial organizations. ASG's innovative products are typically delivered through distribution systems that target specific market segments. The major ASG operations include:

Affinity Insurance Services, with more than six million policyholders,  provides
personal  and  professional   insurance  for  such  diverse  groups  as  nurses,
accountants and lawyers.

The Healthcare Alliance, the largest provider of risk management and brokerage services to the healthcare industry, is a practice that continues to grow in response to the changing needs of healthcare providers.

Cambridge Integrated Services, a third party claims administrator, provides greater efficiency and total loss cost management by offering a broad range of niche claims specialties under one banner. Its expertise ranges from workers' compensation to legal malpractice, from product liability to toxic tort claims.

Wholesale brokerage companies, including such well-respected companies as Sherwood Insurance Services and Swett & Crawford, distribute specialty insurance products.

ASG  continues  to  grow  by  enhancing  its  existing  distribution   networks,
leveraging the distribution resources of other Aon companies and continually developing exciting alternatives to traditional insurance services.

ALTERNATIVE MARKET OPERATIONS (AMO), established by Aon in 1997, is a leading provider of custom-designed products and services. It features specialty underwriting capabilities that produce an annual premium volume in excess of $1 billion.

Utilizing the disciplines of underwriting, risk financing, risk management and risk syndication, AMO is devoted to creating specialty, non-commodity, value-added products and services. Active in diverse industry segments, AMO's specialties include entertainment, sports and leisure, public entities, professional liability, workers' compensation, marine insurance, long-term care facilities, media business and financial institutions.

AMO remains committed to anticipating industry trends while maintaining its position as a leading provider of innovative solutions.


The Insurance Brokerage and Other Services segment includes service fee revenue from Aon Warranty Group; Aon Capital Markets; and Aon Credit Services, which provides financing services for insurance premiums and auto financing receivables.

The following tables and commentary provide financial information on the Insurance Brokerage and Other Services segment.


INSURANCE BROKERAGE AND OTHER SERVICES
(millions)           Years ended December 31          1998      1997      1996
==============================================================================
Revenue:
  Retail                                            $2,761    $2,327    $1,287
  Reinsurance and wholesale                          1,021       894       441
------------------------------------------------------------------------------
Total revenue                                        3,782     3,221     1,728
------------------------------------------------------------------------------
Operating expenses                                   3,086     2,749     1,455
Amortization of intangibles                             33        36        37
------------------------------------------------------------------------------
Total expenses                                       3,119     2,785     1,492
------------------------------------------------------------------------------
Income before income tax excluding special charges     663       436       236
Special charges                                         --       132        74
------------------------------------------------------------------------------
Income before income tax                            $  663    $  304    $  162
------------------------------------------------------------------------------
Identifiable assets at December 31                  $9,006    $8,382    $4,985
==============================================================================


Total 1998 Insurance Brokerage and Other Services revenue was $3.8 billion, up 17%. Acquisitions accounted for the majority of this revenue growth. Excluding the impact of acquisitions, revenue related to brokerage core businesses grew approximately 4% in a very competitive environment. Revenue includes investment income allocated to this operating segment. See "Investment Operations."


INSURANCE BROKERAGE AND OTHER SERVICES
(millions)          Years ended December 31           1998      1997      1996
==============================================================================
Revenue:
  United States                                     $1,884    $1,670    $1,121
  United Kingdom                                       798       733       197
  Europe                                               626       317       301
  Rest of World                                        474       501       109
------------------------------------------------------------------------------
Total revenue                                       $3,782    $3,221    $1,728
==============================================================================

U.S. revenue of $1.9 billion in 1998 was up 13% from 1997, while European revenue of $1.4 billion increased 36% from 1997, primarily due to acquisition activity. Rest of world revenue declined in 1998 primarily due to the impact of foreign exchange rates.

Insurance Brokerage and Other Services segment results were impacted positively by acquisitions, in particular the inclusion of AIS, Le Blanc and Gil y Carvajal in 1998 and Jauch & Hubener in late 1997. Retail brokerage results continued to reflect competitive property and casualty pricing. Pretax income growth, excluding 1997 special charges, was slowed primarily due to market pressures experienced in the reinsurance brokerage business. Investments in new initiatives, with little or no immediate revenue growth, also impacted revenue and pretax income results. Pretax margins in this segment improved in 1998, reflecting cost savings resulting from the consolidation of businesses acquired in 1997.


PIE CHART DESCRIBED BELOW

1998 REVENUE
CONSULTING
   63% of Total Consulting 1998 Revenue was derived from United States 22% of Total Consulting 1998 Revenue was derived from United Kingdom 6% of Total Consulting 1998 Revenue was derived from Europe
   9%  of Total Consulting 1998 Revenue was derived from Rest of World


CONSULTING
AON CONSULTING WORLDWIDE (ACW) is a consulting organization that helps clients maximize performance and financial results by linking people strategies to business goals. ACW's primary goal is to ensure our clients have access to a wide range of integrated human resource services designed to meet their diverse needs and to help them attract, develop and retain the best people.

ACW is organized into four consulting groups: Employee Benefits, Human Resources, Compensation, and Change Management. Within these groups, ACW offers organizational analysis and human resources strategic planning; job design and competency modeling; recruitment and selection; compensation and reward systems; benefits design and management; training and development; human resources compliance and risk management; and individual and organizational change management.

ACW provides some of Aon's fast-growing services, expanding through organic growth and strategic acquisitions. During 1998, acquisitions focused on outsourcing and compensation initiatives. Additionally, Employment Risk Solutions, a joint initiative with Aon Risk Services, was developed to provide comprehensive solutions for occupational and non-occupational disability and healthcare benefits. ACW also developed a specialized mergers and acquisitions team to work with its ARS colleagues in providing due diligence assistance and advice on employee benefit plan design and funding. In the future, ACW plans to expand its range of services to serve the changing needs of healthcare providers.

The following tables and commentary provide financial information on the Consulting segment.

CONSULTING
(millions)          Years ended December 31           1998      1997      1996
==============================================================================
Total revenue                                         $615      $553      $274
------------------------------------------------------------------------------
Operating expenses                                     544       491       250
Amortization of intangibles                              3         4         3
------------------------------------------------------------------------------
Total expenses                                         547       495       253
------------------------------------------------------------------------------
Income before income tax excluding special charges      68        58        21
Special charges                                         --        13         1
------------------------------------------------------------------------------
Income before income tax                              $ 68      $ 45      $ 20
------------------------------------------------------------------------------
Identifiable assets at December 31                    $150      $141      $ 40
==============================================================================

In the Consulting segment, 1998 revenue increased 11% to $615 million. Revenue growth was influenced by acquisition activity and expansion of integrated human resources consulting activities. Revenue includes investment income allocated to this operating segment. See "Investment Operations."

CONSULTING
(millions)          Years ended December 31           1998      1997      1996
==============================================================================
Revenue:
  United States                                       $387      $358      $170
  United Kingdom                                       134       131       100
  Europe                                                36        18         1
  Rest of World                                         58        46         3
------------------------------------------------------------------------------
Total revenue                                         $615      $553      $274
==============================================================================

U.S. revenue of $387 million in 1998 was up 8% from 1997. European revenue of $170 million increased 14% from 1997 while rest of world revenue increased to $58 million.

INSURANCE UNDERWRITING
Aon's Insurance Underwriting businesses provide a variety of insurance products marketed directly to individuals. The principal business products are direct sales life, health and accident insurance, underwritten by Combined Insurance Company of America (Combined) and extended warranty products, underwritten by Virginia Surety Company and London General Insurance Company.


PIE CHART DESCRIBED BELOW

1998 REVENUE
INSURANCE UNDERWRITING
   70% of Total Insurance Underwriting 1998 Revenue was derived from United
       States
   15% of Total Insurance Underwriting 1998 Revenue was derived from United
       Kingdom
   6% of Total Insurance Underwriting 1998 Revenue was derived from Europe 9% of Total Insurance Underwriting 1998 Revenue was derived from Rest of
        World



COMBINED INSURANCE COMPANY OF AMERICA is a market leader in the sale of supplemental insurance products. Its tradition of unique product mix and expanding global presence produces strong predictable cash flows with steady premium growth rates.

Combined has more than 8,000 dedicated agents worldwide. They specialize in supplemental health, accident and life insurance coverage for individuals in all stages of life, from childhood to retirement. This specialization has translated into a policyholder base of nearly five million insureds, a highly stable management team and a flexible sales force ready to respond to a rapidly changing marketplace.

Combined's growth strategy is to strengthen traditional businesses to sustain organic growth while investing in new opportunities that leverage core competencies. Combined is partnering with other Aon companies to distribute its products to affinity groups and to develop new applications for supplemental coverages. We also are introducing several new policies with enhanced benefits and products designed specifically for senior citizens.

THE AON WARRANTY GROUP provides fee-based services such as premium administration, claims processing, customer service, customer care management and value-added, after-sale services. These services are provided in support of warranty programs underwritten by Virginia Surety or as independent adjuncts to clients' customer care programs.

VIRGINIA SURETY COMPANY and its UK-based sister company, London General Insurance Company, are leading underwriters of consumer extended warranties, with more than four million policies issued in 1998. These warranties cover the entire range of consumer purchases including new and used automobiles, major household appliances, consumer electronics and computers.

Virginia Surety's expertise and proprietary data base of extended warranty claim experience is second to none. Coupled with its innovative approach to customer care, Virginia Surety is the leading choice among manufacturers, retailers and consumer brand marketers.

1998 was marked by expansion outside the United States, where there is great demand for consumer protection plans. New products and new distribution channels, such as credit card enhancement programs, have been developed to further penetrate these markets.

The following tables and commentary provide financial information on the Insurance Underwriting segment.


INSURANCE UNDERWRITING
(millions)          Years ended December 31           1998      1997      1996
==============================================================================
Revenue:
  Direct sales                                      $1,053    $1,035    $1,030
  Extended warranty                                    643       574       464
  Specialty and other                                  250       249       280
------------------------------------------------------------------------------
Total revenue                                        1,946     1,858     1,774
------------------------------------------------------------------------------
Benefits to policyholders                              896       842       790
Operating expenses                                     551       530       512
Amortization of deferred acquisition costs             216       208       208
------------------------------------------------------------------------------
Total benefits and expenses                          1,663     1,580     1,510
------------------------------------------------------------------------------
Income before income tax excluding special charges     283       278       264
Special charges                                         --        --        12
------------------------------------------------------------------------------
Income before income tax                            $  283    $  278    $  252
------------------------------------------------------------------------------
Identifiable assets at December 31                  $5,213    $4,936    $4,786
==============================================================================

Revenue was $1.9 billion in 1998, up 5% from 1997, primarily due to growth in the worldwide mechanical extended warranty lines and in the U.S. electronics and appliance lines. Direct sales business had modest growth reflecting difficult market conditions for accident, while life and health grew satisfactorily. Direct sales continued to expand its product distribution through work-site marketing programs. The run-off of certain specialty liability programs is now substantially complete, while auto credit business continues to run off. Revenue includes investment income allocated to this operating segment. See "Investment Operations."


INSURANCE UNDERWRITING
(millions)          Years ended December 31           1998      1997      1996
==============================================================================
Revenue:
  United States                                     $1,366    $1,308    $1,287
  United Kingdom                                       290       274       223
  Europe                                               117       102        84
  Rest of World                                        173       174       180
------------------------------------------------------------------------------
Total revenue                                       $1,946    $1,858    $1,774
==============================================================================


U.S. revenue of $1.4 billion was up 4% in 1998 while European revenue of $407 million rose 8%, principally due to growth in revenues for capital accumulation and extended warranty products. In addition, there was a higher volume of new business in the appliance and electronics extended warranty lines, both domestically and internationally. Rest of world revenue declined slightly.

Pretax income was $283 million in 1998, up 2% from $278 million last year. Extended warranty business improved its pretax margin in part due to good general expense controls and to improved loss experience, particularly in the U.S. appliance and electronics lines. Higher expense ratios associated with start-up costs in the direct sales worksite marketing initiative and investments in new product development in the extended warranty lines contributed to the modest improvement in pretax income results in 1998.


CORPORATE AND OTHER
Revenue consists primarily of investment income (including income on disposals) which is not otherwise allocated to operating segments. See "Investment Operations." Corporate operating expenses include administrative and certain information technology costs.


CORPORATE AND OTHER
(millions)          Years ended December 31               1998      1997    1996
================================================================================
Total revenue                                           $  150    $  119  $  112
--------------------------------------------------------------------------------
Operating expenses                                          60        26      20
Interest expense                                            87        70      40
Amortization of intangibles                                 86        81      37
--------------------------------------------------------------------------------
Total expenses                                             233       177      97
--------------------------------------------------------------------------------
Income (loss) before income tax excluding
  special charges                                          (83)      (58)     15
Special charges                                             --        27       3
--------------------------------------------------------------------------------
Income (loss) before income tax                         $  (83)   $  (85) $   12
--------------------------------------------------------------------------------
Identifiable assets at December 31                      $5,319    $5,232  $3,912
================================================================================

Revenue increased 26% or $31 million in 1998 primarily due to higher levels of investment income from private equity and limited partnership holdings. Income from these investments varies significantly between periods and can result from disposal of investments at the time they become public as well as distributions in the form of securities or cash. The loss before income tax and special charges increased $25 million over 1997. Contributing to the loss in 1998 were financing costs and goodwill amortization related to acquisitions and costs related to investments in information technology.


DISCONTINUED OPERATIONS
Discontinued operations in 1998 and 1997 are composed of certain insurance underwriting subsidiaries acquired with A&A that are currently in run-off and the indemnification by A&A of certain liabilities relating to subsidiaries sold by A&A prior to Aon's acquisition. Management believes that, based on current estimates, these discontinued operations are adequately reserved. The liability is included as a component of other liabilities on the consolidated statements of financial position.

Discontinued operations in 1996 were composed principally of U.S. based capital accumulation products and direct response insurance products. The after-tax income on these businesses has been segregated as "Income From Discontinued Operations" in the consolidated statements of income. With the completion of the sales of UFLIC and LOV on April 1, 1996, there were no operating results from these discontinued operations going forward.


INCOME TAX AND NET INCOME
The following discussion is on a dilutive basis. Basic net income on a per share basis was $3.16 and $1.71 in 1998 and 1997, respectively.

Net income for 1998 was $541 million or $3.11 per share compared to $299 million or $1.68 per share in 1997. Net income for fourth quarter 1998 amounted to $139 million or $0.79 per share compared to $113 million or $0.65 per share for 1997. The increase in the 1998 net income and related per share amount was influenced primarily by the after-tax 1997 special charges of $108 million ($0.64 per share) with no comparable amount in 1998. Dividends on the redeemable preferred stock in 1998 and dividends on the 8% and redeemable preferred stocks in 1997 have been deducted from net income to compute earnings per share. Aon's effective income tax rate was 37.5% in 1998 and 1997.

Dilutive average shares outstanding for 1998 increased 1% when compared to 1997 due primarily to the reissuance of common shares from treasury for employee benefits and for business combinations.


LIQUIDITY
Consistent with financial statement presentation, the following cash flow and financial position discussion primarily is influenced by brokerage acquisitions. In addition, the sales of UFLIC and LOV in 1996 have significantly impacted the consolidated statements of equity and cash flows.

Aon's operating subsidiaries anticipate that there will be adequate liquidity to meet their needs in the foreseeable future. Aon's routine liquidity needs are primarily for servicing its debt and for the payment of dividends on stock issues and the capital securities. Dividends from Aon's subsidiaries are the primary source for meeting these requirements. After meeting its routine dividend and debt servicing requirements, Aon used a majority of the remaining dividends received throughout the year to invest in acquisitions within the operational segments of its businesses. There are certain regulatory restrictions relating to dividend capacity of insurance subsidiaries that are discussed in note 8. Insurance subsidiaries' statutory capital and surplus at year-end 1998 again exceeded the risk-based capital target set by the National Association of Insurance Commissioners by a satisfactory level. At December 31, 1998, Aon had back-up lines of credit available of $1.1 billion to support Aon's commercial paper borrowings which were $436 million at December 31, 1998.

The businesses of Aon's operating subsidiaries continue to provide substantial positive cash flow. Brokerage cash flow has been used primarily for acquisition related activities. Given Aon's fixed maturity portfolio's average life of 5.2 years, access to lines of credit, and an uninterrupted trend in Aon's positive cash flow, Aon expects sufficient cash flow to meet both short-term and long-term cash needs.

Cash flow from operations increased $80 million from 1997 to $864 million. This increase primarily reflects 1998 brokerage acquisitions, the timing of the settlement of insurance segment receivables and payables, and payments on special charges and valuation adjustments relating to the acquisitions.

Investing activities used cash of $1.4 billion in 1998, which was made available from financing and operating activities. Investing activities used cash of $1.4 billion in 1997 primarily for brokerage acquisitions.

Cash totaling $132 million was provided by financing activities in 1998. The decrease from $1.3 billion in 1997 is primarily a result of the proceeds from the sale of the Capital Securities and short-term borrowings in 1997. The net cash provided from capital accumulation product deposits and withdrawals was $298 million in 1998. Cash was used to pay dividends of $192 million on common stock and $2 million on redeemable preferred stock.

Total assets increased $997 million to $19.7 billion, primarily due to brokerage acquisitions. Invested assets at December 31, 1998 increased $530 million from year-end 1997 levels, primarily due to higher levels of short-term investments relating to brokerage fiduciary funds.


YEAR 2000 READINESS DISCLOSURE

AON'S STATE OF READINESS
Aon is affected by both its own computer information systems and by third parties with which it has business relationships, in the processing of data relating to the Year 2000 and beyond. Aon began work on the computer Year 2000 issue in 1995 and expects to complete its efforts by mid-1999. In 1997, Aon designated a full-time Year 2000 project coordinator who established Aon's Year 2000 project office to monitor the progress of and act as a central contact for its major business units worldwide. Year 2000 efforts under the direction of the Aon Executive Vice President of Business Systems Solutions are focused primarily on two areas: internal systems readiness and readiness of carriers with whom Aon places insurance business on behalf of its clients.

INFORMATION TECHNOLOGY (IT)
In a corporate-wide Year 2000 readiness analysis completed in early 1998, individual business units were required to formally develop plans, where they had not already done so, to achieve Year 2000 compliance, and to provide their plans to the project office. Each plan consisted of an evaluation of the compliance status of internal IT systems and an identification of specific hardware and software compliance issues. As a result of this effort, the project office is currently tracking over 200 worldwide business unit plans. Each business unit is required to report its progress against its plan on a monthly basis to the project office. It is each business unit's responsibility to ensure that adequate testing of systems is performed to ensure Year 2000 functionality.

The original readiness target date to remediate or replace most mission critical applications was December 31, 1998, with all business units expected to be fully compliant by mid-1999. Testing on some of these systems will continue into the first half of 1999. Business units have made good progress and are well along in the process of replacing or modifying applications found to be non-compliant. During January 1999, a business unit readiness review and risk assessment for each business unit was performed. Dates were established for internal audit reviews of test documentation for selected units. Business units were put on a watch list if any mission critical application replacement, remediation or testing appeared to extend into third quarter 1999. Contingency plans are required for business units with mission critical systems on the watch list. An analysis of all newly acquired business units is completed immediately after acquisition and appropriate plans are put into action.

Progress and concerns are reported to Aon's senior and business unit management. A written report is being prepared for management for any business unit with a mission critical application on the watch list. These applications will be tracked by the Year 2000 program office and reported to management monthly.


NON-IT
With respect to non-IT issues, a project coordinator is working with Aon's facilities management and third party leasing management company to ensure premises issues are addressed in Aon-owned and leased properties in the United States. Outside of the U.S., local chief financial officers have been instructed to make similar inquiries. The results of these efforts were reviewed for U.S. and European locations as of December 31, 1998. Some relatively minor problems were uncovered and are in the process of being fixed. The majority of the issues were with personal computer-based facility management systems.

Aon has some risk on a location by location basis related to the possible failure of government agencies, public utilities and providers of telecommunication and transportation services. Due to Aon's dispersion of facilities, the largest concentrated risks in this regard are in the Chicago, New York and London locations.


THIRD PARTIES
Third parties having a material relationship with Aon have Year 2000 issues to address and resolve. Such third parties primarily include issuers of investment securities, financial institutions, governmental agencies, telecommunication companies and insurance carriers. An aspect of the project is to identify these third parties and contact them to seek written assurance as to the third party's anticipation of being Year 2000 compliant. The nature of Aon's follow-up depends upon its assessment of the response and of the materiality of the effect of non-compliance by third parties on Aon. Significant third parties determined to be at risk for Year 2000 failure will be reported to appropriate Aon management for possible preemptive action to minimize adverse impact on Aon's operations. As of December 31, 1998, Aon is not aware of any significant third party with a Year 2000 issue that would materially impact Aon's results of operations, liquidity or capital resources. However, Aon has no means of ensuring that such third parties will be Year 2000 ready. The inability of third parties to complete their Year 2000 resolution process in a timely fashion could materially impact Aon. The effect of non-compliance by third parties is not determinable.

Aon is compiling information on and assessing the compliance status of insurance carriers with whom it places business on behalf of its clients. Compliance questionnaires have been sent to approximately 2,700 carriers worldwide. An intensive follow-up effort, focusing on U.S. carriers who receive the bulk of insurance placements by U.S. business units, has produced a response rate of close to 100%. A similar follow-up effort for significant non-U.S. carriers (being executed in London) continues and is expected to be completed by March 31, 1999. Further follow-up on remaining carriers only doing business in specific countries is in process by the business units in those countries and is expected to be completed by June 30, 1999.

COSTS TO ADDRESS AON'S YEAR 2000 ISSUES
As of December 31, 1998, Aon's Year 2000 remediation costs for all business units is projected to be approximately $70 million through December 31, 1999. This projection includes an additional $5 million, from that previously reported as of September 30, 1998, for fourth quarter 1998 acquisitions where Year 2000 analysis is underway but not completed as of January 31, 1999 and for any 1999 acquisitions. At year-end 1997, Aon estimated its Year 2000 costs to be approximately $50 million. The revised estimate was established as a part of Aon's comprehensive 1999 budget process which identified $70 million in total Year 2000 costs. These costs are being funded through business unit operating cash flows.

The increase from $50 million to $70 million for Aon's total Year 2000 costs is attributable to the following: (1) acquisitions which increased Year 2000 costs;
(2) analysis and testing of Year 2000 issues which had not been anticipated at year-end 1997; and (3) the necessity in several instances to invoke contingency plans and remediate systems Aon originally planned to replace. Replacement was not considered a Year 2000 cost.

As of December 31, 1998, Aon has incurred approximately $43 million related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $27 million will be incurred and expensed in 1999.


RISKS OF AON'S YEAR 2000 ISSUES
Aon's management believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, Aon has not yet completed all necessary Year 2000 program activities for all mission critical applications for all 200 business units being tested. In addition, disruption in the economy generally resulting from Year 2000 issues could also materially adversely affect Aon. The amount of potential liability and lost revenue related to that disruption cannot be reasonably estimated at this time. With regard to non-compliance resulting from Aon's IT systems, Aon will devote its financial and personnel resources to remediate problems as soon as detected. With regard to non-compliance resulting from third party failure, Aon is in the process of determining, through responses and other appropriate action, where there is any material likelihood of non-compliance having a potentially material impact; however, the potential impact and related costs are not known at this time.


AON'S CONTINGENCY PLANS
Contingency planning at Aon has two distinct components. First, where Aon's planned completion dates for IT system replacement or remediation could extend into the third quarter 1999, contingency plans are required. These contingency issues are being developed on a business unit basis. Contingency plans have been successfully invoked for a number of business units to date. These include changing compliance strategies from replacement to remediation (and vice versa) and partial remediation to meet critical dates prior to January 1, 2000. The latter will require completion of remediation in 1999. Second, preparations must be made for IT software and hardware that have Year 2000 "bugs" and that are not revealed until after December 31, 1999, despite testing. Aon anticipates handling these situations with immediate program fixes, swapped backup hardware or process work-around. Aon does not anticipate that problems of this nature will be significant due to thorough testing and the distributed nature of Aon's systems.

INVESTMENT OPERATIONS
Aon invests in broad asset categories related to its diversified operations. Investments are managed with the objective of maximizing earnings while monitoring asset and liability durations, and considering regulatory requirements.

Aon maintains well-capitalized operating companies. The financial strength of these companies permits a diversified investment portfolio including invested cash, fixed income obligations, and public and private equities.

Investment characteristics mirror liability characteristics of the respective operating units. Aon's insurance brokerage and other services and consulting businesses invest fiduciary funds in shorter term obligations and income derived from these investments is allocated to the revenues of those operating segments. Investments underlying interest-sensitive capital accumulation insurance products are fixed or floating rate obligations to match the appropriate liability characteristics. Indemnity and other types of non-interest sensitive insurance liabilities are primarily supported by intermediate to long-term duration instruments. Income from those fixed maturity investments is allocated to revenues of the insurance underwriting segment.

Invested assets and related investment income not directly required to support insurance brokerage, consulting and underwriting businesses are allocated to the corporate segment. These assets, primarily publicly-traded equities, as well as longer-term, less liquid private placements and limited partnerships, represent a more aggressive investment strategy that provides an opportunity for greater yields. Seeking these enhanced returns is designed, among other things, to counter the additional expenses associated with recent acquisitions, namely goodwill amortization and financing costs. The investment strategy employed in the corporate segment leads to greater variability in investment income than is the case of investments supporting the insurance brokerage, consulting and underwriting businesses.

With a carrying value of $3.1 billion, Aon's total fixed maturity portfolio is invested primarily in investment grade holdings (95%) and has a fair value which is 104% of amortized cost.


INVESTED ASSETS
(millions)               As of December 31               1998      1997
=======================================================================
Short-term investments                                 $2,221    $1,698
Fixed maturities                                        3,103     3,144
Equity securities                                         768       806
Other                                                     360       274
-----------------------------------------------------------------------
Total invested assets                                  $6,452    $5,922
=======================================================================



INVESTMENT INCOME
(millions)          Years ended December 31              1998    1997   1996
============================================================================
Insurance brokerage and other services
  (primarily short-term investments)                     $194    $163   $ 80
Consulting                                                  6       6      3
Insurance underwriting (primarily fixed maturities)       240     214    197
Corporate and other                                       150     117    112
----------------------------------------------------------------------------
Investment income                                        $590    $500   $392
============================================================================

MARKET RISK EXPOSURE
Aon is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

Aon is subject to foreign exchange rate risk associated with translating financial statements of its foreign subsidiaries into U.S. dollars.
Additionally, certain of Aon's foreign subsidiaries receive revenues in currencies that differ from the currency in which their operating expenses are denominated. Aon's primary exposures are associated with the British Pound, other European currencies, the Canadian Dollar and the Australian Dollar. Aon uses forward contracts and over the counter options, as well as listed foreign currency futures and options on futures to protect against adverse transaction and translation effects due to exchange rate fluctuations. The potential decrease to Aon's consolidated equity at December 31, 1998 resulting from a hypothetical 10% adverse change in quoted year-end foreign currency exchange rates amounts to $130 million and $120 million, respectively, at December 31, 1998 and 1997. The impact to 1998 and 1997 pretax income in the event of a hypothetical 10% adverse change in the respective quoted year-end exchange rates would not be material after consideration of derivative positions.

Due to the  nature of Aon's  businesses,  operating  earnings  are  affected  by changes in international and domestic short-term interest rates. Aon hedges against fluctuations in short-term interest rates with Eurodollar and Eurosterling futures contracts, interest rate swaps and interest rate caps. A hypothetical 1% decrease in interest rates would have a decrease, net of derivative positions, of $24 million to 1998 and 1997 pretax income. Aon's earnings are also affected by interest rate risks related to short-term borrowings. A hypothetical 1% decrease in short-term interest rates would correspondingly decrease Aon's interest expense by $8 million for 1998 and 1997, partially offsetting the loss of short-term investment income.

The valuation of Aon's fixed maturity portfolio is subject to long-term interest rate risk. Aon generally uses treasury options and futures and interest rate swaps to hedge the value of the fixed maturity portfolio. A hypothetical 1% increase in long-term interest rates would decrease the fair value of the portfolio at December 31, 1998 and 1997, net of derivative positions, by approximately $133 million and $155 million, respectively. Aon has long-term notes payable and capital securities outstanding with a fair value of $1.5 billion at December 31, 1998 and 1997. Such fair value exceeded the carrying value by $125 million and $106 million at December 31, 1998 and 1997, respectively. A hypothetical 1% decrease in interest rates would increase the fair value by approximately 10% at December 31, 1998 and 1997.

The valuation of Aon's marketable equity portfolio is subject to equity price risk. If market prices were to decrease 10%, the fair value of the equity portfolio would have a corresponding decrease of $77 million compared to $81 million at December 31, 1997. At December 31, 1998 and 1997, there were no outstanding derivatives hedging the price risk on the equity portfolio.

Aon has made adequate plans to address the system modifications necessary for full conversion to the euro. The euro conversion is not expected to have a material impact on Aon's European operations.

CAPITAL RESOURCES
In order to achieve tax efficient financing, Aon Corporation established, in June 1998, a committed bank credit facility under which certain European subsidiaries can borrow up to a maximum of $470 million on a revolving basis. A total of $350 million is committed for five years and $120 million is committed for 364 days. As of December 31, 1998, there were six loans totaling $408 million outstanding under the facility. Short-term borrowings increased $80 million in 1998 when compared to 1997, primarily attributable to outstanding loans under the European bank credit facility. Short-term borrowings were largely used for acquisition activity. Notes payable decreased in 1998 by $57 million when compared to year-end 1997. Aon's 6.875% debt securities, due October 1, 1999, are anticipated to be redeemed at 100% of the principal amount plus accrued interest.

Aon Corporation borrows funds from and lends funds to its various subsidiaries. As of December 31, 1998, Aon Corporation held obligations to its subsidiaries of approximately $600 million. Generally, these obligations have competitive interest rates.

In 1998, common stockholders' equity per share increased to $17.74, up from $16.80 in 1997. The increase consisted of net income partially offset by an other comprehensive loss of $219 million and dividends to stockholders of $194 million.

CONSOLIDATED STATEMENTS OF INCOME

(millions except per share data) Years ended December 31   1998    1997    1996
===============================================================================
REVENUE
   Brokerage commissions and fees                        $4,197  $3,605  $1,919
   Premiums and other                                     1,706   1,646   1,577
   Investment income (note 4)                               590     500     392
                                                         ----------------------
      Total revenue                                       6,493   5,751   3,888
===============================================================================
EXPENSES
   General expenses                                       4,457   4,176   2,536
   Benefits to policyholders                                896     842     790
   Interest expense                                          87      70      40
   Amortization of intangible assets                        122     121      76
                                                         ----------------------
      Total expenses                                      5,562   5,209   3,442
===============================================================================
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX AND
   MINORITY INTEREST                                        931     542     446
   Provision for income tax (note 6)                        349     203     154
                                                         ----------------------
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST  582     339     292
   Minority interest, net of tax--Company-obligated
      mandatorily redeemable preferred capital securities
      (note 8)                                              (41)    (40      --
                                                         ----------------------
INCOME FROM CONTINUING OPERATIONS                           541     299     292

DISCONTINUED OPERATIONS (NOTE 3)
   Income from discontinued operations, net of tax           --      --      22
   Gain on sale of discontinued operations, net of tax       --      --      21
                                                         ----------------------
NET INCOME                                               $  541  $  299  $  335
===============================================================================
NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS             $  538  $  287  $  316
===============================================================================
DILUTIVE PER SHARE
   Income from continuing operations                     $ 3.11  $ 1.68  $ 1.64
   Discontinued operations                                   --      --    0.26
                                                         ----------------------
   Net income                                              3.11    1.68    1.90
                                                         ----------------------
BASIC PER SHARE
   Income from continuing operations                       3.16    1.71    1.67
   Discontinued operations                                   --      --    0.26
                                                         ----------------------
   Net income                                              3.16    1.71    1.93
                                                         ----------------------

Cash Dividends Per Share Paid on Common Stock            $ 1.10  $ 1.02  $ 0.95
===============================================================================
DILUTIVE AVERAGE COMMON AND COMMON EQUIVALENT
   SHARES OUTSTANDING                                     172.9   170.5   168.9
===============================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions)                        As of December 31                1998    1997
===============================================================================

ASSETS

INVESTMENTS
   Fixed maturities--at fair value                              $ 3,103 $ 3,144
   Equity securities--at fair value                                 768     806
   Short-term investments                                         2,221   1,698
   Other investments                                                360     274
                                                                 --------------
      Total investments                                           6,452   5,922

-------------------------------------------------------------------------------


CASH                                                                723   1,085

RECEIVABLES
   Insurance brokerage and consulting                             5,423   5,320
   Premiums and other                                             1,120     863
   Accrued investment income                                         63      67
                                                                 --------------
      Total receivables (net of allowance for doubtful
        accounts: 1998-$99; 1997-$86)                             6,606   6,250


-------------------------------------------------------------------------------


DEFERRED INCOME TAXES                                               214     137

DEFERRED POLICY ACQUISITION COSTS                                   573     549

INTANGIBLE ASSETS
   (net of accumulated amortization: 1998-$1,101; 1997-$979)      3,500   3,094

OTHER ASSETS                                                      1,620   1,654

-------------------------------------------------------------------------------
   TOTAL ASSETS                                                 $19,688 $18,691
===============================================================================
See accompanying notes to consolidated financial statements.

(millions)                        As of December 31                1998    1997
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

INSURANCE PREMIUMS PAYABLE                                      $ 6,948 $ 6,380

POLICY LIABILITIES
   Future policy benefits                                           986     943
   Policy and contract claims                                       779     809
   Unearned and advance premiums                                  1,797   1,870
   Other policyholder funds                                       1,261     828
                                                                 --------------
      Total policy liabilities                                    4,823   4,450


GENERAL LIABILITIES
   General expenses                                               1,259   1,489
   Current income taxes                                             156     180
   Short-term borrowings                                            844     764
   Notes payable                                                    580     637
   Other liabilities                                              1,211   1,119
                                                                 --------------
   TOTAL LIABILITIES                                             15,821  15,019
-------------------------------------------------------------------------------


COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE PREFERRED STOCK                                           50      50

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL
   SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY THE COMPANY'S
   JUNIOR SUBORDINATED DEBENTURES                                   800     800

STOCKHOLDERS' EQUITY
   Common stock--$1 par value
      Authorized--300 shares; issued                                172     172
   Paid-in additional capital                                       450     377
   Accumulated other comprehensive income (loss)                   (116)    103
   Retained earnings                                              2,782   2,463
   Treasury stock at cost (shares: 1998-1.5; 1997-3.5)              (58)    (93)
   Deferred compensation                                           (213)   (200)
                                                                 --------------
   TOTAL STOCKHOLDERS' EQUITY                                     3,017   2,822
-------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $19,688 $18,691
===============================================================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(millions)                     Years ended December 31     1998    1997    1996
===============================================================================
PREFERRED STOCK  Balance at January 1                    $   --  $    5  $    8
   Retirement and conversion of preferred stock              --      (5)     (3)
                                                         ----------------------
                                                             --      --       5
-------------------------------------------------------------------------------
COMMON STOCK  Balance at January 1                          172     114     111
   Effect of three-for-two stock split                       --      57      --
   Shares issued for business combinations                   --       1      --
   Conversion of preferred stock to common stock             --      --       3
                                                         ----------------------
                                                            172     172     114
-------------------------------------------------------------------------------
PAID-IN ADDITIONAL CAPITAL  Balance at January 1            377     475     432
   Effect of three-for-two stock split                       --     (57)     --
   Stock awards                                              73      79      55
   Adjustment for business combinations                      --      11       2
   Retirement and conversion of preferred stock              --    (131)    (14)
                                                         ----------------------
                                                            450     377     475
-------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
     Balance at January 1                                   103     154     125
   Net unrealized investment gains (losses)                (111)     36      30
   Net foreign exchange losses                              (12)    (87)     (1)
   Net additional minimum pension liability adjustment      (96)     --      --
                                                         ----------------------
   Other comprehensive income (loss)                       (219)    (51)     29
                                                         ----------------------
                                                           (116)    103     154
-------------------------------------------------------------------------------
RETAINED EARNINGS  Balance at January 1                   2,463   2,357   2,212
   Net income                                               541     299     335
   Dividends to stockholders                               (194)   (180)   (172)
   Loss on treasury stock reissued                          (30)     (7)    (16)
   Adjustment for business combinations                       2      (6)     (2)
                                                         ----------------------
                                                          2,782   2,463   2,357
-------------------------------------------------------------------------------
TREASURY STOCK  Balance at January 1                        (93)   (121)    (97)
   Cost of shares acquired                                  (44)    (12)    (66)
   Shares reissued at average cost                           79      40      42
                                                         ----------------------
                                                            (58)    (93)   (121)
-------------------------------------------------------------------------------
DEFERRED COMPENSATION  Balance at January 1                (200)   (151)   (117)
   Issuance of stock awards                                 (54)    (81)    (57)
   Debt guarantee of employee stock ownership plan           16      13      11
   Amortization of deferred compensation                     25      19      12
                                                         ----------------------
                                                           (213)   (200)   (151)
-------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY AT DECEMBER 31                      $3,017  $2,822  $2,833
===============================================================================

COMPREHENSIVE INCOME
   NET INCOME                                            $  541  $  299  $  335
   OTHER COMPREHENSIVE INCOME (LOSS)                       (219)    (51)     29
                                                         ----------------------
   COMPREHENSIVE INCOME                                  $  322  $  248  $  364
                                                         ======================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)                     Years ended December 31     1998    1997    1996
===============================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                            $  541   $ 299   $ 335
   Adjustments to reconcile net income to cash
    provided by operating activities
      Policy liabilities                                     28    (155)    767
      Deferred policy acquisition costs                    (236)   (164)   (213)
      Amortization of deferred policy acquisition costs     216     208     236
      Amortization of intangible assets                     122     121      79
      Other amortization and depreciation                   146     121      65
      Other                                                  47     354    (893)
      Gain on sale of discontinued operations                --      --     (21)
                                                          ---------------------
         CASH PROVIDED BY OPERATING ACTIVITIES              864     784     355
-------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Sale of investments
      Fixed maturities
         Maturities                                         107     105     135
         Calls and prepayments                              108     156     204
         Sales                                            2,062   2,175     980
      Equity securities                                   2,176   1,827     636
      Other investments                                      51      55     200
   Purchase of investments
      Short-term--net                                      (534)    (31)    (65)
      Fixed maturities                                   (2,257) (2,767) (1,843)
      Equity securities                                  (2,253) (1,724)   (661)
      Other investments                                    (141)   (111)   (302)
   Acquisition of subsidiaries                             (374) (1,649)   (342)
   Disposition of subsidiaries                               --      --   1,370
   Acquired fiduciary funds from acquisitions                --     734      --
   Property and equipment and other                        (300)   (146)    (75)
                                                          ---------------------
         CASH PROVIDED (USED) BY INVESTING ACTIVITIES    (1,355) (1,376)    237
-------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Treasury stock transactions--net                         (18)     21     (40)
   Issuance (repayment) of short-term borrowings--net        80     542    (139)
   Issuance of mandatorily redeemable preferred capital
     securities                                              --     800      --
   Repayment of long-term debt                              (34)    (74)     (6)
   Interest sensitive life, annuity and investment contracts
      Deposits                                              435     373     508
      Withdrawals                                          (137)    (44)   (437)
   Retirement of preferred stock                             --    (136)    (14)
   Cash dividends to stockholders                          (194)   (182)   (173)
                                                          ---------------------
         CASH PROVIDED (USED) BY FINANCING ACTIVITIES       132   1,300    (301)
-------------------------------------------------------------------------------
   EFFECT OF EXCHANGE RATE CHANGES ON CASH                   (3)    (33)      4
   INCREASE (DECREASE) IN CASH                             (362)    675     295
   CASH AT BEGINNING OF YEAR                              1,085     410     115
                                                          ---------------------
CASH AT END OF YEAR                                        $723  $1,085   $ 410
===============================================================================
See accompanying notes to consolidated financial statements.

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


SEGMENT INFORMATION
Aon classifies its business into three major segments based on the type of service or product and a fourth nonoperating segment. The Insurance Brokerage and Other Services segment is comprised of retail, reinsurance, specialty and wholesale brokerage operations. The Consulting segment is comprised of Aon's human resource consulting organization. The Insurance Underwriting segment is comprised of direct sales life and accident and health, extended warranty, specialty and other insurance products. The Corporate and Other segment revenues consist primarily of investment income on capital. The segment information located in the tables on pages 15 through 28 is incorporated herein by reference.

Amounts reported in the tables for the four segments, when aggregated, total to the amounts in the accompanying consolidated financial statements. Revenues are attributed to geographic areas based on the location of the resources producing the revenues. There are no material intersegment amounts to be eliminated. Long-lived assets and related depreciation are not material.

The foregoing segment information is prepared in conformity with Financial Accounting Standards Board (FASB) Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" that Aon adopted as required for 1998. Previously reported segment information was restated.


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


STOCK COMPENSATION PLANS
Aon applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option plan as the exercise price of the options equaled the market price of the stock at the date of grant. Compensation expense has been recognized for the Aon Stock Award Plan based on the market price at the date of the award.


SPECIAL CHARGES
In first quarter 1997, Aon recorded pretax special charges of $145 million ($91 million after-tax or $0.54 per share), primarily related to management's commitment to a formal plan of restructuring Aon's brokerage operations as a result of the acquisition of Alexander and Alexander Services Inc. (A&A). The restructuring charges included costs related to severance and other costs and the consolidation of systems and real estate space. The restructuring charges related to real estate space are being paid out over several years as planned. Special charges for severance and related costs involved 600 positions.

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

In fourth quarter 1996, Aon's management committed to a formal plan of restructuring Aon's European brokerage operations as a result of the Bain Hogg Group plc (Bain Hogg) acquisition and recorded pretax special charges of $60 million ($40 million after-tax or $0.24 per share) primarily relating to this activity. The restructuring charges included $32 million relating to consolidation activities, $12 million for workforce reductions involving 300 positions, and $11 million relating to the reconstruction of the Lloyd's of London insurance market.

All of Aon's special charges are reflected in general expenses in the consolidated statements of income. A summary of restructuring activities included in the 1997 and 1996 special charges and the related amounts remaining unpaid in the general expenses liability at December 31, 1996, 1997 and 1998 is as follows:


                                          Termination   Consolidation
(millions)                                   Benefits     and Other       Total
===============================================================================
1996
Expense accrued                            $       42   $       48   $       90
Cash payments                                      30           --           30
-------------------------------------------------------------------------------
Balance at December 31, 1996                       12           48           60

1997
Expense accrued                                    40          132          172
Cash payments                                      48           37           85
Asset write-offs                                   --           37           37
-------------------------------------------------------------------------------
Balance at December 31, 1997                        4          106          110

1998
Cash payments                                       4           26           30
-------------------------------------------------------------------------------
Balance at December 31, 1998                $      --   $       80   $       80
===============================================================================



INCOME TAX
Deferred income tax has been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect.


COMPREHENSIVE INCOME
In 1998, Aon adopted FASB Statement No. 130 "Reporting Comprehensive Income." Statement No. 130 requires net unrealized investment gains or losses on Aon's available-for-sale securities, net foreign exchange gains or losses on translation and minimum pension liability adjustments, which previously were reported directly in stockholders' equity, to be included in accumulated other comprehensive income in the consolidated statements of financial position and in the disclosure of comprehensive income. The totals of other comprehensive income items and comprehensive income (which includes net income), are displayed separately in the consolidated statements of stockholders' equity. The adoption of this statement had no effect on net income or stockholders' equity. The components of other comprehensive income (loss), and the related tax effects are as follows:

                                                            Income
                                               Amount          Tax       Amount
Year ended December 31, 1998                   Before     (Expense)         Net
(millions)                                      Taxes      Benefit     of Taxes
===============================================================================
Unrealized holding losses arising
   during the year                         $     (130)  $       49   $      (81)
Less: reclassification adjustment                  47          (17)          30
-------------------------------------------------------------------------------
Net unrealized investment losses                 (177)          66         (111)
Net foreign exchange losses                       (18)           6          (12)
Net additional minimum pension
   liability adjustment                          (155)          59          (96)
-------------------------------------------------------------------------------
Total other comprehensive loss             $     (350)  $      131   $     (219)
===============================================================================

                                                            Income
                                               Amount          Tax       Amount
Year ended December 31, 1997                   Before     (Expense)         Net
(millions)                                      Taxes      Benefit     of Taxes
===============================================================================
Unrealized holding gains arising
   during the year                         $       86   $      (32)  $       54
Less: reclassification adjustment                  29          (11)          18
-------------------------------------------------------------------------------
Net unrealized investment gains                    57          (21)          36
Net foreign exchange losses                      (138)          51          (87)
-------------------------------------------------------------------------------
Total other comprehensive loss             $      (81)  $       30   $      (51)
===============================================================================

                                                            Income
                                               Amount          Tax       Amount
Year ended December 31, 1996                   Before     (Expense)         Net
(millions)                                      Taxes      Benefit     of Taxes
===============================================================================
Unrealized holding gains arising
   during the year                         $       58   $      (21)  $       37
Less: reclassification adjustment                  11           (4)           7
-------------------------------------------------------------------------------
Net unrealized investment gains                    47          (17)          30
Net foreign exchange losses                        (2)           1           (1)
-------------------------------------------------------------------------------
Total other comprehensive income           $       45   $      (16)  $       29
===============================================================================

The components of accumulated other comprehensive income (loss), net of related tax, as of December 31, 1998, 1997 and 1996 are as follows:

(millions)                                       1998         1997         1996
===============================================================================
Net unrealized investment gains            $       78   $      189   $      153
Net foreign exchange gains (losses)               (98)         (86)           1
Net additional minimum pension liability          (96)          --           --
-------------------------------------------------------------------------------
Accumulated other comprehensive
   income (loss)                           $     (116)  $      103   $      154
===============================================================================


INCOME PER SHARE
Basic income per share is computed based on the weighted average number of common shares outstanding, excluding any dilutive effect of options, awards and convertible securities. Common shares outstanding include 3,970,000 shares, 4,230,000 shares and 4,520,000 shares held by the employee stock ownership plan in 1998, 1997 and 1996, respectively. Net income available for common stockholders is net of all preferred dividends. Dilutive income per share is computed based on the weighted-average number of common shares outstanding plus the dilutive effect of options, awards and convertible securities. The dilutive effect of options and awards is calculated under the treasury stock method using the average market price for the period. Income per share is calculated as follows:

(millions except per share data)                 1998         1997         1996
===============================================================================
Income from continuing operations          $      541   $      299   $      292
8% preferred stock dividends                       --           (9)         (11)
Redeemable preferred stock dividends               (3)          (3)          (2)
                                           ------------------------------------
Continuing income for dilutive                    538          287          279
6.25% preferred stock dividends                    --           --           (5)
                                           ------------------------------------
Continuing income for basic                $      538   $      287   $      274
-------------------------------------------------------------------------------
Basic shares outstanding                          170          168          164
Common stock equivalents                            3            3            2
6.25% convertible preferred shares                 --           --            3
                                           ------------------------------------
Dilutive potential common shares                  173          171          169
-------------------------------------------------------------------------------
Dilutive net income per share              $     3.11   $     1.68   $     1.64
Basic net income per share                 $     3.16   $     1.71   $     1.67
===============================================================================



INVESTMENTS
Fixed maturities are available for sale and are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums to the first call date and the accretion of discounts to maturity that are included in investment income. Equity securities are carried at fair value. Unrealized gains and temporary unrealized losses on fixed maturities and equity securities are excluded from income and are recorded directly to stockholders' equity in accumulated other comprehensive income, net of related deferred income taxes. Other investments are carried generally at cost. Income or loss on disposal is computed using specific costs of securities sold and reported as investment income.

Investments that have declines in fair value below cost, which are judged to be other than temporary, are written down to estimated fair values. Reserves for certain other investments are established based on an evaluation of the respective investment portfolio and current economic conditions. Writedowns and changes in reserves are included in investment income in the consolidated statements of income. In general, Aon ceases to accrue investment income where interest or dividend payments are in arrears.

Accounting policies relating to derivative financial instruments are discussed in note 11.


DEFERRED POLICY ACQUISITION COSTS
Costs of acquiring new and renewal insurance underwriting business, principally the excess of new commissions over renewal commissions, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred and reported as assets. For long-duration life and health products, amortization of deferred policy acquisition costs is related to and based on the expected premium revenues of the policies. In general, such amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits. For extended warranty and short-duration health insurance, costs of acquiring and renewing business, which are deferred, are amortized as the related premium is earned.


OTHER INTANGIBLE ASSETS
In general, the excess of cost over net assets purchased relating to business acquisitions is being amortized into income over periods not exceeding 40 years using the straight-line method. The cost of other intangible assets is being amortized over a range of 4 to 25 years.


PROPERTY AND EQUIPMENT
Property and equipment, reported in other assets, are generally depreciated using the straight-line method over their estimated useful lives. Included in this category is internal use software, which is software that is acquired, internally developed or modified solely to meet internal needs, with no plan to market externally. Costs related to directly obtaining, developing or upgrading internal use software are capitalized. These costs are generally amortized using the straight-line method over the life of the software.


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


FUTURE POLICY BENEFITS, UNEARNED PREMIUMS, AND POLICY AND CONTRACT CLAIMS
Future policy benefit liabilities on non-universal life and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue, and provide for possible adverse deviations. Interest assumptions are graded and range from 7% to 4.5% at December 31, 1998. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue and duration. Policyholder liabilities on universal life and investment products are generally based on policy account values.

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


FOREIGN CURRENCY TRANSLATION
In general, foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Net foreign exchange gains and losses on translation are generally reported in stockholders' equity, in accumulated other comprehensive income, net of deferred income tax.


OTHER ACCOUNTING AND DISCLOSURE CHANGES
In 1998, Aon adopted FASB Statement No. 132 "Disclosures About Pensions and Other Postretirement Benefit Plans." For comparative purposes, prior year financial statement disclosures have been restated.

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is required to be adopted in 2000 with early adoption permitted. Aon has not yet decided when it will adopt the new statement. Statement No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and will require Aon to recognize all derivatives on the statement of financial position at fair value. Aon has not yet determined the effect this statement will have on Aon's financial statements.


RECLASSIFICATION
Certain amounts in prior years consolidated financial statements have been reclassified to conform to the 1998 presentation.


2. BUSINESS COMBINATIONS

PURCHASE METHOD
In 1998, Aon acquired Le Blanc de Nicolay (Le Blanc), Gil y Carvajal and certain other operations for approximately $400 million in transactions accounted for on a preliminary basis by the purchase method. The acquisitions were financed by internal funds and short-term borrowings. Intangible assets of approximately $400 million resulted from the 1998 acquisitions. As a result of 1998 acquisitions and the finalization of purchase accounting for the 1997 acquisition of Jauch & Hubener, Aon had established approximately $70 million of purchase accounting liabilities primarily relating to severance and consolidation of real estate. In connection with these items, Aon had approximately $50 million remaining unpaid in the general expenses liability at December 31, 1998.

In 1997, Aon acquired A&A, the Minet Group (Minet), and Jauch & Hubener for approximately $1.6 billion in transactions accounted for by the purchase method. The 1997 acquisitions were financed primarily by the issuance of capital securities (see note 8), issuance of commercial paper and internal funds. Intangible assets of approximately $1.5 billion were created by the 1997 acquisitions. The 1997 consolidated statement of income included the operations of A&A since January 1, 1997. If the A&A acquisition had been consummated on January 1, 1996, the unaudited pro forma consolidated results of operations would have resulted in total revenues of $5.2 billion, income from continuing operations of $258 million and net income of $291 million.

In October 1996, Aon acquired Bain Hogg for approximately $260 million. This acquisition was financed by internal funds. The 1996 consolidated statement of income includes the operations of Bain Hogg since the date of acquisition. Aon's 1996 revenues would have been approximately $260 million greater had the acquisition occurred on January 1, 1996.

As a result of the acquisition of A&A, Aon had established approximately $200 million of purchase accounting liabilities primarily relating to costs associated with the consolidation of real estate and severance liabilities for approximately 2,000 positions. In addition, as a result of the Bain Hogg acquisition, approximately $85 million of purchase accounting liabilities were established primarily relating to both the costs associated with the consolidation of real estate and severance liabilities. In connection with these items, Aon made payments and wrote off assets of $130 million and $80 million in 1997 and 1998, respectively. Approximately $75 million remained unpaid in the general expenses liability at December 31, 1998, primarily relating to real estate.

In accordance with a 1992 purchase agreement, securities with a value of $48 million are being held in escrow. The escrowed securities will be released on a pre-determined schedule through 2007.


POOLING OF INTERESTS METHOD
In 1998, 1997 and 1996, Aon issued 1,543,000 shares,  274,000 shares and 819,000 shares of common stock, respectively, for mergers with insurance brokerage and consulting organizations. In connection with several of the mergers, 273,000 shares issued to sellers are being held in escrow at December 31, 1998, pending the resolution of contingencies. Aon's prior period financial statements have not been restated for the mergers because the effect of the above mergers was not material.

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

For 1996, the discontinued operations had revenues of $293 million. The revenues and corresponding expenses were reported on a net basis in the consolidated statements of income, and were net of taxes of $12 million in 1996. Income from discontinued operations that was earned subsequent to the commitment to the plan to dispose was $22 million, net of taxes, in 1996. Included in discontinued operations is pretax interest expense of $5 million in 1996. The allocation of interest expense was based on the ratio of discontinued net assets to total consolidated equity and debt.


A&A DISCONTINUED OPERATIONS
A&A discontinued its insurance underwriting operations in 1985, some of which were then placed into run-off, with the remainder sold in 1987. In connection with those sales, A&A provided indemnities to the purchaser for various estimated and potential liabilities.

As of December 31, 1998, the liabilities associated with the foregoing indemnities and liabilities of insurance underwriting subsidiaries that are currently in run-off were included in other liabilities in the accompanying statement of financial position and amounted to $149 million. Such liabilities are net of reinsurance recoverables and other assets of $182 million.

The insurance liabilities represent estimates of known and future claims expected to be made under occurrence-based insurance policies and reinsurance business. Those claims are expected to develop and be settled over the next 20 to 30 years.

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

Although these insurance liabilities represent a best estimate of the probable liabilities, adverse developments may occur due to the nature of the information available and the variables inherent in the estimation processes. Based on current estimates, management believes that the established liabilities of discontinued operations are sufficient.

4. INVESTMENTS
The components of investment income are as follows:

(millions)             Years ended December 31     1998        1997        1996
===============================================================================
Short-term investments                            $ 196       $ 178       $ 105
Fixed maturities
  Interest income                                   219         210         197
  Income on disposals                                37          27          13
  Losses on disposals                               (24)        (14)         (9)
-------------------------------------------------------------------------------
   Fixed maturities                                 232         223         201
Equity securities
  Dividend income                                    80          95          61
  Income on disposals                                65          52          19
  Losses on disposals                               (27)        (32)         (7)
-------------------------------------------------------------------------------
   Equity securities                                118         115          73
Other
  Interest and dividend income                       59          23          31
  Income (losses) on disposals                        1         (27)         (8)
-------------------------------------------------------------------------------
   Other                                             60          (4)         23
-------------------------------------------------------------------------------
Gross investment income                             606         512         402
Less investment expenses                             16          12          10
-------------------------------------------------------------------------------
Investment income                                 $ 590       $ 500       $ 392
===============================================================================


The components of net unrealized gains are as follows:

(millions)             Years ended December 31     1998        1997        1996
===============================================================================
Fixed maturities                                  $ 108       $ 130       $ 112
Equity securities                                    12         167         128
Deferred tax charge                                 (42)       (108)
-------------------------------------------------------------------------------
Net unrealized investment gains                   $  78       $ 189       $ 153
===============================================================================


The pretax changes in net unrealized investment gains (losses) are as follows:

(millions)             Years ended December 31     1998        1997        1996
===============================================================================
Fixed maturities--available for sale              $ (22)      $  18       $  (3)
Equity securities                                  (155)         39          50
-------------------------------------------------------------------------------
Total                                             $(177)      $  57       $  47
===============================================================================


The amortized cost and fair value of investments in fixed maturities and equity securities are as follows:

                                                 Gross         Gross
(millions)                     Amortized    Unrealized    Unrealized           Fair
As of December 31, 1998             Cost         Gains        Losses          Value
===================================================================================
U.S. government
  and agencies               $        96   $         6   $        (1)   $       101
States and political
  subdivisions                       485            32            --            517
Foreign governments                  740            65            (4)           801
Corporate securities               1,596            54           (46)         1,604
Mortgage-backed securities            25             1            --             26
Other fixed maturities                53             1            --             54
-----------------------------------------------------------------------------------
Total fixed maturities             2,995           159           (51)         3,103
Total equity securities              756            49           (37)           768
-----------------------------------------------------------------------------------
Total                        $     3,751   $       208   $       (88)   $     3,871
===================================================================================


                                                 Gross         Gross
(millions)                     Amortized    Unrealized    Unrealized           Fair
As of December 31, 1997             Cost         Gains        Losses          Value
===================================================================================
U.S. government
  and agencies               $       209   $         4   $        --    $       213
States and political
  subdivisions                       524            31            --            555
Foreign governments                  842            51            (1)           892
Corporate securities               1,342            53           (10)         1,385
Mortgage-backed securities            42             2            --             44
Other fixed maturities                55             1            (1)            55
-----------------------------------------------------------------------------------
Total fixed maturities             3,014           142           (12)         3,144
Total equity securities              639           175            (8)           806
-----------------------------------------------------------------------------------
Total                        $     3,653   $       317   $       (20)   $     3,950
===================================================================================


The amortized cost and fair value of fixed maturities, by contractual maturity as of December 31, 1998 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           Amortized          Fair
(millions)                                      Cost         Value
==================================================================
Due in one year or less                  $       151   $       153
Due after one year through five years            821           856
Due after five years through ten years           957         1,009
Due after ten years                            1,041         1,059
Mortgage-backed securities                        25            26
------------------------------------------------------------------
Total                                    $     2,995   $     3,103
==================================================================


Securities on deposit for regulatory authorities as required by law amounted to $274 million at December 31, 1998 and $309 million at December 31, 1997. As required by the by-laws of Lloyd's brokers, cash and short-term investments subject to floating charges for the benefit of insurance creditors amounted to $1.3 billion and $1.1 billion at December 31, 1998 and 1997, respectively. Aon maintains premium trust bank accounts for premiums collected from insureds but not yet remitted to insurance companies of $1.3 billion and $1.4 billion at December 31, 1998 and 1997, respectively.

At December 31, 1998 and 1997, respectively, Aon had $56 million and $96 million of non-income producing investments.


5. DEBT AND LEASE COMMITMENTS

NOTES PAYABLE
The following is a summary of notes payable:

(millions)          As of December 31             1998          1997
====================================================================
6.3% debt securities, due January 2004        $    100      $    100
6.7% debt securities, due June 2003                150           150
6.875% debt securities, due October 1999           100           100
7.4% debt securities, due October 2002             100           100
Debt guarantee of employee stock
  ownership plan (ESOP)                             17            33
Notes payable, due in varying installments,
  with interest at 5% to 8%                        113           154
--------------------------------------------------------------------
Total notes payable                           $    580      $    637
====================================================================

Interest is payable semiannually on all debt securities. In addition, the debt securities are not redeemable by Aon prior to maturity and contain no sinking fund provisions. Maturities of notes payable excluding the debt guarantee of ESOP are $110 million, $3 million, $3 million, $101 million and $150 million in 1999, 2000, 2001, 2002 and 2003, respectively.

In 1998, Aon entered into a committed bank credit facility under which certain European subsidiaries can borrow up to EUR 400 million ($470 million). At December 31, 1998, Aon had borrowed EUR 348 million ($408 million) under this facility. Aon has $1.1 billion of other unused committed bank credit facilities at December 31, 1998 to support its commercial paper borrowings which were $436 million at December 31, 1998.

Information related to notes payable (excluding the debt guarantee of ESOP) and short-term borrowings is as follows:

Years ended December 31                            1998        1997        1996
===============================================================================
Interest paid (millions)                          $  87       $  70       $  45
Weighted average interest rates--
  short-term borrowings                             5.5%        5.6%        5.3%
===============================================================================



DEBT GUARANTEE OF ESOP
Aon's ESOP has entered into loan agreements to purchase Aon common stock. The loans are unconditionally guaranteed by Aon and therefore the unpaid balance of the loans is classified as notes payable in the accompanying statements of financial position. An equivalent amount, representing deferred compensation, is recorded as a deduction from stockholders' equity. The ESOP paid $18 million, $16 million and $15 million in 1998, 1997 and 1996, respectively, in loan principal and interest from contributions made by Aon to the ESOP as well as dividend proceeds of common stock held by the ESOP. The loans have an interest rate of 8.35% and mature in 1999. The ESOP allocated 709,000 shares in 1998. The remaining unallocated shares at December 31, 1998 will be released for allocation in 1999.

The following table details the shares held by the ESOP:

(thousands)        As of December 31            1998          1997
==================================================================
Allocated                                      3,240         2,787
Committed to be released                         734           709
Unallocated                                       --           734
------------------------------------------------------------------
Total                                          3,974         4,230
==================================================================

LEASE COMMITMENTS
Aon has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1998 are:

(millions)
===========================================
1999                                 $  231
2000                                    211
2001                                    172
2002                                    151
2003                                    123
Later years                             541
-------------------------------------------
Total minimum payments required      $1,429
===========================================


Rental expenses for all operating leases for the years ended December 31, 1998, 1997 and 1996, amounted to $202 million, $177 million and $114 million, respectively.


6. INCOME TAX
Aon and its principal domestic subsidiaries are included in a consolidated life-nonlife federal income tax return. Aon's foreign subsidiaries file various income tax returns in their foreign jurisdictions. A reconciliation of the income tax provisions based on the U.S. statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:

Years ended December 31                            1998        1997        1996
===============================================================================
Statutory tax rate                                 35.0%       35.0%       35.0%
Tax-exempt investment income                       (1.8)       (3.1)       (3.7)
Amortization of intangible assets
  relating to acquired businesses                   1.9         3.3         0.4
State income taxes                                  1.6         2.8         3.5
Other--net                                          0.8        (0.5)       (0.7)
-------------------------------------------------------------------------------
Effective tax rate                                 37.5%       37.5%       34.5%
===============================================================================


The provision for income tax is made up of the following components:

(millions)       Years ended December 31           1998        1997        1996
===============================================================================
Current:
  Federal                                         $ 184       $  21       $ 115
  Foreign                                            53          35          55
  State                                              23          18          25
-------------------------------------------------------------------------------
Total current                                     $ 260       $  74       $ 195
-------------------------------------------------------------------------------
Deferred (credit):
  Federal                                         $   2       $ 100       $  (9)
  Foreign                                            87          24         (31)
  State                                              --           5          (1)
-------------------------------------------------------------------------------
Total deferred                                       89         129         (41)
-------------------------------------------------------------------------------
Provision for income tax                          $ 349       $ 203       $ 154
===============================================================================

During 1998 and 1997, Aon's consolidated statement of income reflects a tax benefit of $25 million and $24 million, respectively, on the capital securities.

Significant components of Aon's deferred tax assets and liabilities are as follows:

(millions)               As of December 31                   1998          1997
===============================================================================
Deferred tax assets:
  Policy liability amounts                            $       132   $       129
  Net operating loss and tax credit carry                      82            86
  Certain purchase accounting & restructuring liabilities      93           100
  Other--net                                                   79            83
-------------------------------------------------------------------------------
Total deferred tax assets                                     386           398
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Policy acquisition costs                                    (41)          (54)
  Unrealized investment gains                                 (42)         (108)
  Other--net                                                  (38)          (43)
Total deferred tax liabilities                               (121)         (205)
-------------------------------------------------------------------------------
Valuation allowance                                           (51)          (56)
-------------------------------------------------------------------------------
Net deferred tax assets (liabilities)                  $      214   $       137
===============================================================================


As of December 31, 1998, a U.S. subsidiary of Aon (A&A) had U.S. federal net operating loss carryforwards of $76 million which expire in years 2008 through 2012, and federal foreign tax credit carryforwards of $13 million which expire in years 1999 through 2000.

Internal Revenue Code imposes limitations on the utilization of federal net operating loss and tax credit carryforwards after a change of control, consequently, there will be annual limitations on the realization of these tax assets. Accordingly, in connection with the purchase of A&A, a $56 million valuation allowance was established. The valuation allowance changed to $51 million in 1998 corresponding to reductions in related deferred tax assets, with no effect on income. Subsequently recognized tax benefits for these items would reduce goodwill. Although future earnings cannot be predicted with certainty, management currently believes that realization of the net deferred tax asset after consideration of the valuation allowance is more likely than not.

Prior to 1984, the life insurance companies were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were "capped" at December 31, 1983 and the balances will be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. As of December 31, 1998, the combined "policyholders' surplus account" of Aon's life insurance subsidiaries approximates $363 million. Aon's life insurance subsidiaries do not intend to make any taxable distributions or exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made. However, if such taxes were assessed, the amount of taxes payable would be $127 million.

The amount of income taxes paid in 1998, 1997 and 1996 was $249 million, $137 million and $387 million, respectively.


7. REINSURANCE AND CLAIM RESERVES
Aon's insurance subsidiaries are involved in both the cession and assumption of reinsurance with other companies. Aon's reinsurance consists primarily of short-duration contracts that are entered into with numerous automobile dealerships and insurers. Aon's insurance subsidiaries remain liable to the extent that the reinsuring companies are unable to meet their obligations.

A summary of reinsurance activity is as follows:

(millions)     Years ended December 31      1998   1997   1996
==============================================================
Ceded premiums earned                       $580   $609   $508
Ceded premiums written                       528    713    667
Assumed premiums earned                      149    298    292
Assumed premiums written                     133    284    276
Ceded benefits to policyholders              325    286    220
==============================================================


Activity in the liability for policy contract claims is summarized as follows:

(millions)        Years ended December 31             1998     1997    1996
===========================================================================
Liabilities at beginning of year                     $ 520    $ 535   $ 715
Incurred losses:
  Continuing operations--current year                  807      814     774
  Continuing operations--prior years                   (19)     (50)    (36)
  Discontinued operations*                              --       --      90
---------------------------------------------------------------------------
Total                                                  788      764     828
---------------------------------------------------------------------------
Payment of claims:
  Current year                                        (539)    (538)   (552)
  Prior years                                         (286)    (241)   (283)
---------------------------------------------------------------------------
Total                                                 (825)    (779)   (835)
---------------------------------------------------------------------------
Liability for business sold                             --       --    (173)
---------------------------------------------------------------------------
Liabilities at end of year
  (net of reinsurance recoverables:
  1998-$296, 1997-$289, 1996-$306)                   $ 483    $ 520   $ 535
===========================================================================
*Excludes A&A discontinued operations.


8. REDEEMABLE  PREFERRED  STOCK,  CAPITAL  SECURITIES AND  STOCKHOLDERS'  EQUITY

REDEEMABLE PREFERRED STOCK
At December 31, 1998, 1,000,000 shares of redeemable preferred stock are outstanding. Dividends are cumulative at an annual rate of $2.55 per share. The shares of redeemable preferred stock will be redeemable at the option of Aon or the holders, in whole or in part, at $50.00 per share beginning one year after the occurrence of certain future events.


CAPITAL SECURITIES
In January 1997, Aon created Aon Capital A, a wholly-owned statutory business trust, for the purpose of issuing mandatorily redeemable preferred capital securities (Capital Securities). The sole asset of Aon Capital A is an $824
million  aggregate   principal  amount  of  Aon's  8.205%  Junior

Subordinated Deferrable Interest Debentures due January 1, 2027. The back-up guarantees, in the aggregate, provide a full and unconditional guarantee of the Trust's obligations under the Capital Securities.

Aon Capital A issued $800 million of 8.205% capital securities in January 1997. The proceeds from the issuance of the Capital Securities were used to finance a portion of the A&A acquisition. The Capital Securities are subject to mandatory redemption on January 1, 2027 or, are redeemable in whole, but not in part, at the option of Aon upon the occurrence of certain events. Interest is payable semi-annually on the Capital Securities. The Capital Securities are categorized in the consolidated statements of financial position as "Company-Obligated Mandatorily Redeemable Preferred Capital Securities of Subsidiary Trust Holding Solely the Company's Junior Subordinated Debentures." The after-tax interest incurred on the Capital Securities is reported as minority interest in the consolidated statements of income.


8% CUMULATIVE PERPETUAL PREFERRED STOCK
At December 31, 1996, 5,446,000 shares of 8% cumulative perpetual preferred stock were outstanding. Dividends were cumulative at the annual rate of $2.00 per share. In November 1997, Aon purchased and retired all of the remaining outstanding shares at a total cost of $136 million.


6.25% CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
In November 1996, each outstanding share of 6.25% cumulative convertible exchangeable preferred stock was converted by the holders into 1.83 shares of common stock for a total of 3,909,000 common shares. Dividends were cumulative at the annual rate of $3.125 per share.


COMMON STOCK
Aon repurchased  695,000,  202,000 and 1,931,000  shares in 1998, 1997 and 1996, respectively, of its common stock, primarily to provide shares for stock compensation plans and the conversion of preferred stock.


DIVIDENDS
A summary of dividends incurred is as follows:

(millions)           Years ended December 31       1998        1997        1996
===============================================================================
Redeemable preferred stock                        $   2       $   2       $   2
8% cumulative perpetual
  preferred stock                                    --           9          11
6.25% cumulative convertible
  exchangeable preferred stock                       --          --           5
Common stock                                        192         169         154
-------------------------------------------------------------------------------
Total dividends incurred                          $ 194       $ 180       $ 172
===============================================================================



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

Net statutory income of the insurance subsidiaries (including the statutory gain on the sale of LOV and UFLIC in 1996), is summarized as follows:

(millions)     Years ended December 31       1998    1997    1996
=================================================================
Life insurance                               $239    $265    $807
Property casualty                              62      66      71
=================================================================


Statutory capital and surplus of the insurance subsidiaries is summarized as follows:

(millions)     As of December 31             1998    1997    1996
=================================================================
Life insurance                               $610    $724    $612
Property casualty                             446     438     364
=================================================================



9. EMPLOYEE BENEFITS

SAVINGS AND PROFIT SHARING PLANS
Certain of Aon's subsidiaries maintain contributory savings plans for the benefit of United States salaried and commissioned employees and a contributory profit sharing plan for the benefit of Canadian salaried employees and commissioned agents. Provisions made for these plans were $22 million, $22 million and $14 million in 1998, 1997 and 1996, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN
Certain of Aon's subsidiaries maintain a leveraged ESOP for the benefit of the United States salaried and certain commissioned employees. Contributions to the ESOP amounted to $16 million, $14 million and $12 million in 1998, 1997 and 1996, respectively.


PENSION AND OTHER POSTRETIREMENT BENEFITS
Aon sponsors defined benefit pension and postretirement health and welfare plans which provide retirement, medical and life insurance benefits. The postretirement health care plans are contributory, with retiree contributions adjusted annually; the life insurance and pension plans are noncontributory.

U.S. PENSION AND OTHER BENEFIT PLANS
The following tables provide a reconciliation of the changes in obligations and fair value of assets for the years ending December 31, 1998 and 1997 and a statement of the funded status as of December 31, 1998 and 1997.

                                     Pension Benefits             Other Benefits
(millions)                          1998          1997          1998           1997
===================================================================================
RECONCILIATION OF BENEFIT OBLIGATION
Obligation at January 1         $    692       $   305       $    61        $    40
Service cost                          32            32             1              2
Interest cost                         51            46             5              4
Participant contributions             --            --             4              4
Plan amendments                       (8)           --            --             --
Actuarial (gain) loss                (13)           12             7              3
Acquisitions                          11           310            --             17
Benefit payments                     (38)          (36)           (8)            (9)
Change in interest rate               29            23            --             --
-----------------------------------------------------------------------------------
Obligation at December 31       $    756       $   692       $    70        $    61
-----------------------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value at January 1         $    853       $   317       $     7        $    --
Actual return on plan assets          60           159             1              1
Acquisitions                          16           393            --              6
Employer contributions                13            20            --             --
Benefit payments                     (38)          (36)           --             --
-----------------------------------------------------------------------------------
Fair value at December 31       $    904       $   853       $     8        $     7
-----------------------------------------------------------------------------------

FUNDED STATUS
Funded status at December 31    $    148       $   161       $   (62)       $   (54)
Unrecognized prior-service            (6)           (1)          (10)           (16)
Unrecognized gain                    (99)         (123)          (16)           (23)
-----------------------------------------------------------------------------------
Prepaid (accrued) benefit
  cost                          $     43       $    37       $   (88)       $   (93)
===================================================================================


Pension plan assets include common stock issued by Aon with a fair value of $91 million (1,639,000 shares) and $50 million (1,083,000 shares) at December 31, 1998 and 1997, respectively, on which dividends of $1.1 million and $1 million were received.

The following table provides the components of net periodic benefit cost (credit) for the plans for the years ended December 31, 1998, 1997 and 1996:

(millions)     Pension Benefits                    1998        1997        1996
===============================================================================
Service cost                                      $  32       $  32       $  21
Interest cost                                        51          46          21
Expected return on plan assets                      (71)        (62)        (22)
Amortization of prior-service                        (1)         --          --
-------------------------------------------------------------------------------
Net periodic benefit cost                         $  11       $  16       $  20
===============================================================================


(millions)     Other Benefits                      1998        1997        1996
===============================================================================
Service cost                                      $   1       $   2       $   1
Interest cost                                         5           4           3
Expected return on plan assets                       (1)         (1)         --
Amortization of prior-service                        (5)         (5)         (5)
Amortization of net gain                             (1)         (1)         (2)
-------------------------------------------------------------------------------
Net periodic benefit credit                       $  (1)      $  (1)      $  (3)
===============================================================================


In April 1996, Aon established a limited time early retirement incentive program that provided benefits through the defined benefit pension plan. The additional cost of termination benefits applicable for 1996 resulting from the program was $19 million.

The weighted-average assumptions as of December 31 used in the measurement of the U.S. benefit obligations are shown in the following table:

                                   Pension Benefits      Other Benefits
                                    1998       1997      1998      1997
=======================================================================
Discount rate                        7.2%       7.5%      7.2%      7.5%
Expected return on plan assets       9.0        9.0        --        --
Rate of compensation increase        5.0        5.0       5.0       5.0
=======================================================================

The employer's liability for future plan cost increase is limited in any year to 5% per annum. For measurement purposes in 1998, 1997 and 1996, a 7.5%, 8.5% and 9.5%, respectively, annual rate of increase in the per capita cost of covered health care benefits (trend rate) adjusted for actual current year cost experience was assumed, decreasing gradually to 6% in year 2003 and remaining the same thereafter. However, with the employer funding increase cap limited to 5% per year, net employer trend rates are effectively limited to 5% per year in the future.

Due to the employer funding cap, a 1% change in assumed healthcare cost trend rates has no effect on the service and interest cost components of net periodic postretirement healthcare benefit cost and on the accumulated postretirement benefit obligation as of December 31, 1998.


INTERNATIONAL PENSION PLANS
The following tables provide a reconciliation of the changes in obligations and fair value of assets for the years ending December 31, 1998 and 1997 and a statement of the funded status as of December 31, 1998 and 1997 for material international plans, which are located in the United Kingdom and The Netherlands.

                                             International Pension
(millions)                                      1998          1997
==================================================================

RECONCILIATION OF BENEFIT OBLIGATION
Obligation at January 1                  $     1,623   $       753
Service cost                                      61            49
Interest cost                                    113            96
Participants contributions                         7             7
Acquisitions                                      --           640
Benefit payments                                 (73)          (47)
Change in interest rate                          375           202
Foreign exchange translation                      41           (77)
------------------------------------------------------------------
Obligation at December 31                $     2,147   $     1,623
------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value at January 1                  $     1,752   $       845
Actual return on plan assets                     215           211
Acquisitions                                      --           790
Employer contributions                            33            33
Participants contributions                         7             7
Benefit payments                                 (73)          (47)
Foreign exchange translation                      42           (87)
------------------------------------------------------------------
Fair value at December 31                $     1,976   $     1,752
------------------------------------------------------------------

FUNDED STATUS
Funded status at December 31             $      (171)  $       129
Unrecognized prior-service                         1             1
Unrecognized loss                                430            89
Additional minimum pension liability            (155)           --
------------------------------------------------------------------
Prepaid benefit cost                     $       105   $       219
==================================================================


As of December 31, 1998, plans with a projected benefit obligation (PBO) in excess of the fair value of plan assets had a PBO of $1.9 billion and plan assets with a fair value of $1.7 billion, and plans with an accumulated benefit obligation (ABO) in excess of the fair value of plan assets had an ABO of $1 billion and plan assets with a fair value of $908 million. Also, at December 31, 1998, the prepaid benefit cost presented in the foregoing table is comprised of plans with prepaid assets of $205 million and accrued liabilities of $100 million.

The following table provides the components of net periodic benefit cost for the international plans for the years ended December 31, 1998, 1997 and 1996:

(millions)                        1998       1997      1996
===========================================================
Service cost                     $  61      $  49      $ 15
Interest cost                      113         96        26
Expected return on plan assets    (172)      (141)      (33)
Amortization of net loss             2         --        --
-----------------------------------------------------------
Net periodic benefit cost        $   4      $   4      $  8
===========================================================


The weighted-average assumptions as of December 31 used in the measurement of the international pension benefit obligations are shown in the following table:

                                   1998        1997        1996
==================================================================
Discount rate                   6.0 - 7.0%        7.0%   7.0 - 8.0%
Expected return on plan assets  7.0 -10.0   7.0 -10.0    7.0 -10.0
Rate of compensation increase   4.0 - 4.5   4.0 - 5.5    4.0 - 5.5
==================================================================


10. STOCK COMPENSATION PLANS

STOCK AWARD PLAN
In 1997, Aon's stockholders approved an amendment to the Aon Stock Award Plan that increased the aggregate number of shares of common stock that Aon could award up to 12,900,000 shares. At December 31, 1998, approximately 4,000,000 shares remain available for award. Generally, the award plan requires employees to complete three continuous years of service before the award begins to vest in increments until the completion of a ten-year period of continuous employment. In general, most awarded shares are issued as they become vested. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested awards. The compensation cost associated with each award is deferred and amortized over the period of continuous employment using the straight-line method.

Aon common stock awards outstanding consist of the following:

(shares in thousands)
Years ended December 31                      1998        1997          1996
===========================================================================
Shares outstanding at beginning of year     6,414       5,210         3,914
Granted                                       786       1,869         1,793
Vested and exercised                         (803)       (570)         (398)
Canceled                                     (183)        (95)          (99)
---------------------------------------------------------------------------
Shares outstanding at end of year           6,214       6,414         5,210
===========================================================================

STOCK OPTION PLAN
Under a nonqualified stock option plan, options to purchase common stock were granted to certain officers and employees of Aon and its subsidiaries at 100% of market value on the date of grant. In 1997, Aon's stockholders approved an amendment to the Aon Stock Option Plan that increased the aggregate number of common shares that Aon could issue up to 23,300,000 shares. Generally, the option plan requires employees to complete three continuous years of service before the options begin to vest in increments until the completion of a seven-year period of continuous employment.

A summary of Aon's stock option activity and related information consists of the following:

Years ended December 31              1998                   1997                   1996
=======================================================================================
                                 Weighted               Weighted               Weighted
                                  Average                Average                Average
                                 Exercise               Exercise               Exercise
(shares in thousands)  Shares       Price     Shares       Price     Shares       Price
---------------------------------------------------------------------------------------
Beginning
  outstanding           6,052    $     31      5,276    $     26      5,212    $     21
Granted                 1,587          65      1,646          48      1,535          35
Exercised                (658)         22       (579)         20       (732)         17
Canceled                 (116)         33       (291)         29       (739)         23
---------------------------------------------------------------------------------------
Ending
  outstanding           6,865    $     39      6,052    $     31      5,276    $     26
---------------------------------------------------------------------------------------
Exercisable at end
  of year                 841    $     23        696    $     21        465    $     19
---------------------------------------------------------------------------------------
Options available
  for grant             4,530                  6,001                  1,295
=======================================================================================


A summary of options outstanding and options exercisable is as follows:

As of December 31, 1998
(shares in thousands)
===============================================================================
                        Options Outstanding                 Options Exercisable
-------------------------------------------------------------------------------
                                   Weighted
                                    Average  Weighted                  Weighted
Range of                          Remaining   Average                   Average
Exercise            Shares      Contractual  Exercise         Shares   Exercise
Prices         Outstanding     Life (years)     Price    Exercisable      Price
-------------------------------------------------------------------------------
$19.06-$22.29          381              1.9    $20.87            210     $20.19
 22.64- 22.64          861              2.2     22.64            297      22.64
 22.83- 23.83          890              3.1     23.78            198      23.71
 23.89- 32.58          282              1.8     24.78            136      24.84
 34.33- 34.33        1,232              4.2     34.33             --         --
 35.33- 43.38        1,482              7.9     42.94             --         --
 52.59- 71.81        1,737              9.1     62.98             --         --
-------------------------------------------------------------------------------
$19.06-$71.81        6,865              5.6    $39.47            841     $22.63
===============================================================================


As of December 31, 1997
(shares in thousands)
===============================================================================
                        Options Outstanding                 Options Exercisable
-------------------------------------------------------------------------------
                                   Weighted
                                    Average  Weighted                  Weighted
Range of                          Remaining   Average                   Average
Exercise            Shares      Contractual  Exercise         Shares   Exercise
Prices         Outstanding     Life (years)     Price    Exercisable      Price
-------------------------------------------------------------------------------
$17.33-$22.29          651              2.2    $20.00            296     $18.92
 22.64- 22.64        1,070              3.2     22.64            251      22.64
 22.83- 22.83        1,052              3.2     23.41             23      23.07
 23.89- 32.58          382              2.7     24.57            126      24.47
 34.33- 54.97        2,897              8.0     44.95             --         --
-------------------------------------------------------------------------------
$17.33-$54.97        6,052              5.2    $31.10            696     $21.41
===============================================================================



PRO FORMA INFORMATION
Pro forma information regarding net income and net income per share is required by FASB Statement No. 123, and has been determined as if Aon had accounted for employee stock options and stock awards under the fair value method.

The pro forma net income and net income per share information is as follows:

Years ended December 31             1998      1997      1996
============================================================
NET INCOME (MILLIONS):
  As reported                    $   541   $   299   $   335
  Pro forma                          530       292       330

NET INCOME PER SHARE:
  Dilutive
   As reported                      3.11      1.68      1.90
   Pro forma                        3.05      1.64      1.87
  Basic
   As reported                      3.16      1.71      1.93
   Pro forma                        3.10      1.67      1.90
============================================================

The fair value per share of options and awards granted is estimated as $16.51 and $56.08 in 1998, $8.97 and $41.59 in 1997 and $8.19 and $30.87 in 1996,
respectively, on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

     Dividend  yield                  2%
     Expected  volatility            20%
     Risk-free  interest rate         6%
     Expected term life (in years):
        Stock options              1.35
        Stock awards                  0

The compensation cost as generated by the Black-Scholes model, may not be indicative of the future benefit, if any, that may be received by the option holder.

The pro forma information reflected above may not be representative of the amounts to be expected in future years as the fair value method of accounting contained in FASB Statement No. 123 has not been applied to options granted prior to January 1995.


EMPLOYEE STOCK PURCHASE PLAN
Effective July 1, 1998, Aon adopted an employee stock purchase plan, which provides for the purchase of a maximum of 5,000,000 shares of Aon's common stock by eligible U.S. employees. Under the plan, shares of Aon's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value of the common stock on the first or the last day of each six-month period. Approximately 222,000 shares were first purchased under the plan in January 1999.


11. FINANCIAL INSTRUMENTS

FINANCIAL RISK MANAGEMENT
Aon is exposed to market risk from changes in foreign currency exchange rates, interest rates and securities prices. To manage the volatility related to these exposures, Aon enters into various derivative transactions that have the effect of reducing these risks by creating offsetting market exposures. If Aon did not use derivative contracts, its exposure and market risk would be higher.

Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses.

In addition to creating market risks that offset the underlying business exposures, certain derivatives also give rise to credit risks due to possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to Aon. Aon has limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions and by using exchange-traded instruments. Aon closely monitors the credit-worthiness of and exposure to its counterparties and considers its credit risk to be minimal. At December 31, 1998 and 1997, Aon placed securities in escrow amounting to $8 million and $6 million, respectively, relating to these derivative contracts.


FOREIGN EXCHANGE RISK MANAGEMENT
Aon manages a group of foreign exchange and interest rate risks that considers the correlation among thirteen currency rates and two short-term interest rates. Aon uses foreign currency listed futures and options on futures, as well as over the counter options, and forward contracts to manage the effects of foreign currency fluctuations on the translation of the financial statements of Aon's foreign operations. Generally, related gains and losses on these contracts are reflected as an adjustment to income when settled. For contracts designated as hedges of a net investment in foreign subsidiary, realized and unrealized gains are recorded directly to stockholders' equity as a component of net unrealized foreign exchange gains and losses.

Certain of Aon's foreign brokerage subsidiaries, primarily in the United Kingdom, receive revenues in currencies that differ from the currency in which their operating expenses are denominated. To reduce the variability of cash flows from these operations, foreign exchange forward contracts and options are used having settlement dates that are primarily less than one year. Related gains or losses on these contracts are reflected as an adjustment to income when the currencies are exchanged to settle expense commitments. Forward contracts entered into require no up-front premium and settle at the expiration of the related contract.


INTEREST RATE RISK MANAGEMENT
Aon uses interest rate derivative contracts to manage the interest rate risk associated with assets and liabilities underlying its insurance underwriting and insurance brokerage businesses. Interest rate derivatives are also utilized to manage the company's funding and other corporate risks.

Interest rate swap agreements are being used to manage asset and liability durations. Exchange-traded Eurodollar futures, used in conjunction with basis rate swaps, are used to manage asset liability durations related to various other crediting arrangements emanating from other insurance underwriting businesses. As of December 31, 1998 and 1997, these swap agreements had the net effect of shortening asset durations. Variable rates received on interest rate and basis rate swap agreements correlate with crediting rates paid on outstanding liabilities. The net effect of swap payments is settled periodically and reported in income. There is no settlement of underlying notional amounts.

Aon also enters into interest rate swap and cap agreements and purchases exchange-traded Eurodollar and Eurosterling futures to limit its exposure to decreasing short-term interest rates, primarily relating to brokerage fiduciary funds. Aon also enters into interest rate swap agreements, sells exchange-traded interest rate futures and purchases interest rate caps to limit its interest rate exposure to financing short-term receivables. The net effect of swap payments is settled periodically and reported in income. There is no settlement of underlying notional amounts. Exchange-traded Eurodollar and Eurosterling futures are valued and settled daily, with amounts reported in income when the contract expires. The commission paid for these futures contracts represents the cost basis of the position, until it expires or is closed. The premium that Aon pays for interest rate caps represents the cost basis of the position until it expires or is closed.


SECURITY PRICE RISK MANAGEMENT
Exchange-traded treasury and equity futures and options are used primarily as a hedge against the value of Aon's available for sale fixed maturity and equity investments. Aon also uses exchange traded equity futures and options to protect the value of its pension equity investments. Aon sells futures, purchases put options, and writes call options. Exchange-traded futures and options are valued and settled daily. The premium that Aon pays for purchased options and receives for written options represents the cost basis of the option until it expires or is closed.

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

Aon performs frequent analyses to measure the degree of correlation associated with its derivative programs. Aon assesses the adequacy of the correlation analyses results in determining whether the derivatives qualify for hedge accounting. Changes in the fair value of the derivative must be expected to substantially offset changes in the fair value of the designated risk being hedged. If the criteria for hedge accounting are not met, the resulting gain or loss from the hedge would be realized through the statement of operations in the current period.


NOTIONAL AND OTHER DATA
The following are the notional amounts of Aon's outstanding derivatives grouped by the types of risks being managed reflecting various periods of exposure:

(millions)          As of December 31                    1998      1997
=======================================================================
Foreign currency management
  Forwards                                              $ 195     $ 208
  Futures                                                  69       102
  Call options                                             35        --
Interest rate and asset/liability duration management
  Eurodollar futures                                    1,730       639
  Eurosterling futures                                    900     1,092
  Treasury futures                                         15        --
  Call options                                             30         4
  Put options                                              10        60
  Interest rate caps                                       --       120
  Interest rate swaps--pay fixed                        1,192        93
  Interest rate swaps--receive fixed                      172       502
  Basis rate swaps--pay and receive variable              184       140
=======================================================================


Aon amortized $1 million in 1998 and $3 million in 1997 and 1996, respectively, of net deferred gains relating to derivatives into income.

The interest rates on Aon's outstanding swaps at December 31 are presented below:

                Receive           Pay          Pay           Receive
                  Fixed      Variable        Fixed          Variable
====================================================================
1998            4.0-8.1%      3.2-8.8%     4.8-9.7%          4.3-5.7%
1997            4.0-8.4%          5.8%     6.0-9.7%          5.6-6.5%
====================================================================


As of December 31, 1998, swaps have maturities ranging from January 1999 to August 2018. Aon receives variable rates based on the one-month commercial paper and the three- and six-month U.S. London Interbank Offer Rate (LIBOR). Aon pays variable rates based on the three- and six-month U.S. LIBOR rates, the six-month Dutch Guilder LIBOR rate, and the three-month Australian Bank Bill rate. Basis rate swaps have maturities ranging from December 2000 to January 2007 and require payments based on the three-month LIBOR index, and the one-year constant maturity treasury rate (CMT) and provide for receipts based on the two-year treasury rate, the daily Federal Funds Rate and the one-year CMT rate. Other outstanding contracts generally have terms that are less than one year.


OTHER FINANCIAL INSTRUMENTS
Aon has certain investment commitments to provide capital and fixed-rate loans as well as certain forward contract purchase commitments. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 1998 and 1997 totaled $283 million and $173 million, respectively.

Subsidiaries of Aon have entered into agreements with financial institutions, whereby the subsidiaries sold certain receivables, with limited recourse. Agreements provide for sales of receivables on a continuing basis through December 2002. As of December 31, 1998 and 1997, the maximum commitment contained in these agreements was $2.8 billion and $2.0 billion, respectively. Aon's maximum credit risk under recourse provisions of these agreements was approximately $202 million and $93 million, at December 31, 1998 and 1997, respectively.

An Aon subsidiary issues fixed rate Guaranteed Investment Contracts (GICS) and floating rate funding agreements and invests the proceeds primarily in the U.S. fixed income markets. The assets backing the GICS and funding agreements are subject to varying elements of credit and market risk.

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

As of December 31                         1998                     1997
================================================================================
                                 Carrying       Fair       Carrying         Fair
(millions)                          Value      Value          Value        Value
--------------------------------------------------------------------------------
Assets:
  Fixed maturities and
   equity securities               $3,871      $3,871       $3,950        $3,950
  Other investments                   349         348          263           262
  Cash, receivables and
   short-term
   investments                      9,550       9,550        9,033         9,033
  Derivatives*                         --          (2)          --             8
Liabilities:
  Investment type
   insurance contracts              1,261       1,310          828           831
  Short-term borrowings,
   premium payables
   and general expenses             9,051       9,051        8,633         8,633
  Notes payable                       580         589          637           643
  Capital securities                  800         916          800           900
================================================================================
*Derivatives with a carrying value of $(2) million and $21 million and a fair value of $(2) million and $21 million are included in other asset categories at December 31, 1998 and 1997, respectively.


12. CONTINGENCIES
Aon and its subsidiaries are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of business. The damages that may be claimed are substantial, including in many instances claims for punitive or extraordinary damages. Accruals for these items have been provided to the extent that losses are deemed probable and are estimable.

Certain U.K. subsidiaries of Aon are required by their regulatory body, the Personal Investment Authority, to review transactions with, and advice to, clients in relation to the sale of certain investments and insurance products. The disclosure and advice in connection with such sales has been called into question by clients or by the Personal Investment Authority on their behalf. In certain cases, these reviews can result in a requirement to pay compensation to clients. Subsidiaries of Aon are in the process of determining the extent of liabilities and recoverability of related indemnities from third parties.

In the fourth quarter of 1998, Aon received an Internal Revenue Service (IRS) revenue agent`s report (RAR) proposing adjustments to the tax of certain Aon subsidiaries for the period 1990 through 1993. In the RAR, the IRS has contended that retro-rated extended warranty contracts do not constitute insurance for tax purposes. Accordingly, the IRS has proposed a deferral of deductions for obligations under those contracts. The effect of such deferral would be to increase the current tax obligations of certain Aon subsidiaries by approximately $74 million, $3 million, $5 million and $12 million (plus interest) in years 1990, 1991, 1992 and 1993, respectively. Aon believes that the IRS's position in the RAR is without merit and inconsistent with numerous previous IRS private letter rulings. Aon has commenced an administrative appeal and intends to contest vigorously such treatment. Aon believes that if the contracts are deemed not to be insurance for tax purposes, they would be recharacterized in such a way that the increased taxes for the years in question would be far less than the proposed assessments. In the same RAR, a number of additional items were identified which would also increase the tax of other Aon subsidiaries for 1990 through 1993. Aon believes that these additional items should be resolved through factual substantiation of certain accounting matters. Aon further believes that the settlement of these issues will not have a material impact on its financial position.

Although the ultimate outcome of these issues cannot be ascertained and liabilities in indeterminate amounts may be imposed on Aon or its subsidiaries, on the basis of present information, availability of insurance coverages and advice received from counsel, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the consolidated financial position of Aon.

REPORTS BY INDEPENDENT AUDITORS AND MANAGEMENT


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
AON CORPORATION

We have audited the accompanying consolidated statements of financial position of Aon Corporation as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                     /s/ ERNST & YOUNG LLP

Chicago, Illinois
February 9, 1999



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

Management maintains a system of internal control designed to meet its responsibilities for reliable financial statements. The system is designed to provide reasonable assurance, at appropriate costs, that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative costs and expected benefits of those controls. It is management's opinion that its system of internal control as of December 31, 1998, was effective in providing reasonable assurance that its financial statements were free of material misstatement. In addition, management supports and maintains a professional staff of internal auditors who coordinate audit coverage with the independent auditors and conduct an extensive program of financial and operational audits.

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


SELECTED FINANCIAL DATA

(millions except common stock and per share data)           1998            1997            1996            1995            1994
================================================================================================================================
<C   INCOME STATEMENT DATA
   Brokerage commissions and fees                  $       4,197   $       3,605   $       1,919   $       1,651   $       1,389
   Premiums and other                                      1,706           1,646           1,577           1,473           1,376
   Investment income                                         590             500             392             342             276
                                                   -----------------------------------------------------------------------------
      Total revenue                                        6,493           5,751           3,888           3,466           3,041
--------------------------------------------------------------------------------------------------------------------------------

   Income from continuing operations
      excluding special charges                    $         541   $         406   $         351   $         304   $         269
   Income from continuing operations                         541             299             292             304             269
   Discontinued operations                                    --              --              43              99              91
   Net income                                                541             299             335             403             360
--------------------------------------------------------------------------------------------------------------------------------

DILUTIVE PER SHARE DATA
   Income from continuing operations
      excluding special charges                    $        3.11   $        2.32   $        2.00   $        1.71   $        1.51
   Income from continuing operations                        3.11            1.68            1.64            1.71            1.51
   Discontinued operations                                    --              --            0.26            0.59            0.57
   Net income                                               3.11            1.68            1.90            2.30            2.08
BASIC PER SHARE DATA
   Income from continuing operations                        3.16            1.71            1.67            1.72            1.53
   Net income                                               3.16            1.71            1.93            2.33            2.12
--------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
ASSETS
   Investments                                     $       6,452   $       5,922   $       5,213   $      10,639   $       9,783
   Brokerage receivables                                   5,423           5,320           3,566           2,264           1,882
   Intangible assets                                       3,500           3,094           1,598           1,598           1,548
   Other                                                   4,313           4,355           3,346           5,235           4,709
                                                   -----------------------------------------------------------------------------
      Total assets                                 $      19,688   $      18,691   $      13,723   $      19,736   $      17,922
--------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
   Insurance premiums payable                      $       6,948   $       6,380   $       4,144   $       2,723   $       2,409
   Policy liabilities                                      4,823           4,450           4,360           9,556           9,310
   Notes payable                                             580             637             521             554             561
   General liabilities                                     3,470           3,552           1,815           4,179           3,335
                                                   -----------------------------------------------------------------------------
      Total liabilities                                   15,821          15,019          10,840          17,012          15,615
   Redeemable preferred stock                                 50              50              50              50              50
   Capital securities                                        800             800              --              --              --
   Stockholders' equity                                    3,017           2,822           2,833           2,674           2,257
                                                   -----------------------------------------------------------------------------
      Total liabilities and stockholders' equity   $      19,688   $      18,691   $      13,723   $      19,736   $      17,922
--------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
   Dividends paid per share                        $        1.10   $        1.02   $        0.95   $        0.89   $        0.84
   Stockholders' equity per share                          17.74           16.80           16.21           15.18           12.20
   Price range                                    75 9/16-48 1/4  58 7/8-40 3/16   43 1/8-31 5/8   33 7/8-20 7/8   23 7/8-19 1/2
   Market price at year-end                               55.375          58.625          41.375          33.250          21.375
   Common stockholders                                    12,294          12,698          13,030          13,520          14,163
   Shares outstanding (in millions)                        170.0           168.0           166.4           162.4           161.5
================================================================================================================================

QUARTERLY FINANCIAL DATA

(millions except common stock and per share data)               1Q               2Q              3Q              4Q            1998
===================================================================================================================================
INCOME STATEMENT DATA
   Brokerage commissions and fees                    $         996    $       1,060   $       1,023   $       1,118   $       4,197
   Premiums and other                                          417              423             431             435           1,706
   Investment income                                           148              140             153             149             590
                                                     ------------------------------------------------------------------------------
      Total revenue                                          1,561            1,623           1,607           1,702           6,493
                                                     ------------------------------------------------------------------------------
   Net income                                                  138              140             124             139             541
-----------------------------------------------------------------------------------------------------------------------------------

DILUTIVE NET INCOME PER SHARE                        $        0.80    $        0.81   $        0.71   $        0.79   $        3.11
BASIC NET INCOME PER SHARE                                    0.82             0.82            0.72            0.81            3.16
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
   Dividends paid per share                          $        0.26    $        0.28   $        0.28   $        0.28   $        1.10
   Stockholders' equity per share                            17.10            17.91           17.62           17.74           17.74
   Price range                                           67-54 1/8    72 1/4-61 1/2  75 9/16-58 7/8   64 1/8-48 1/4  75 9/16-48 1/4
   Shares outstanding (in millions)                          168.7            168.9           170.1           170.0           170.0
   Average monthly trading volume (in millions)                4.4              5.1             5.7             8.0             5.8
-----------------------------------------------------------------------------------------------------------------------------------



(millions except common stock and per share data)               1Q               2Q              3Q              4Q            1997
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
   Brokerage commissions and fees                    $         842    $         885   $         923   $         955   $       3,605
   Premiums and other                                          394              422             406             424           1,646
   Investment income                                           118              118             122             142             500
                                                     ------------------------------------------------------------------------------
      Total revenue                                          1,354            1,425           1,451           1,521           5,751
                                                     ------------------------------------------------------------------------------
   Net income excluding special charges                         91              101             101             113             406
   Net income                                                    1               84             101             113             299
-----------------------------------------------------------------------------------------------------------------------------------

DILUTIVE PER SHARE DATA
   Net income excluding special charges              $        0.52    $        0.58   $        0.57   $        0.65   $        2.32
   Net income (loss)                                         (0.02)            0.48            0.57            0.65            1.68
BASIC NET INCOME (LOSS) PER SHARE                            (0.02)            0.48            0.58            0.66            1.71
-----------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
   Dividends paid per share                          $        0.24    $        0.26   $        0.26   $        0.26   $        1.02
   Stockholders' equity per share                            15.34            16.04           16.60           16.80           16.80
   Price range                                       44 7/8-40 5/8   53 3/8-40 3/16  56 1/8-50 1/16   58 7/8-50 1/4  58 7/8-40 3/16
   Shares outstanding (in millions)                          166.9            167.2           167.7           168.0           168.0
   Average monthly trading volume (in millions)                3.3              3.7             3.9             4.1             3.8
===================================================================================================================================

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements relating to such matters as future financial performance, the business of Aon and Year 2000. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as changes in worldwide and national economic conditions, fluctuations in foreign currencies, changes in securities and fixed income markets, unpredictability of timing and amounts of returns on private equity holdings, downward commercial property and casualty premium pressures, and the competitive environment. In addition, Aon notes that a variety of factors could cause Aon's actual results and experience relating to compliance with Year 2000 to differ materially from the anticipated results or other expectations expressed in Aon's forward-looking statements concerning Year 2000 issues. These factors include (i) the unanticipated material impact of a system fault of Aon relating to Year 2000, (ii) the failure to successfully remediate, in spite of testing, material systems of Aon, (iii) the time it may take to successfully remediate a failure once it occurs, as well as the resulting costs and loss of revenues, and (iv) the failure of third parties to properly remediate material Year 2000 problems.

                              - Inside Back Cover -