Form 10-K, Exhibit 13
period 1999-12-31
AON CORP
filed 2000-03-24
CIK 315293

*** PICTURE OMITTED ***

                        WELCOME TO THE NEW WORLD OF RISK

The old world of risk was a fairly orderly place. Things caught fire, people were injured, products failed. Customers understood those kinds of risk and how to manage them. That was the old world of risk.

Traditional property risk has been joined by the risks of a global marketplace where barriers are falling, the rules are changing and your toughest competitor might be the one that did not exist yesterday. The Internet makes any business vulnerable to the next big idea. Reinvention is an everyday event. Catastrophe can include the theft of ideas. Priceless intellectual capital can simply walk out the door.

The value chain is only as strong as the weakest global interconnection. Alliances create uneasy marriages that blur the lines between partner and predator.

Welcome to the new world of risk-financial, human, technological, organizational and physical. Merely handling insurance transactions is not enough in this new world. It takes an advocate.

Aon has been building an organization that can help clients deal with the new world of risk. We are a leader in risk management advice, brokerage services, human resource consulting and consumer insurance. That work started with a vision.

Key parts of the vision are worldwide distribution, dedicated client focus and the highest quality professional services. We also have redefined and expanded the role of an intermediary - from a provider of products, to our current position as an advocate for our clients in risk management and protection.

No organization is better positioned to deliver the kind of services that clients in virtually every type of business need. Our advantage centers on a strong presence in all the key channels of distribution. Our ability to reach diverse kinds of clients means we can focus our marketing, making certain that both our services and products align with identified needs. Because we know the clients, we know the issues - which means that we can offer higher quality service and a selection of the best and most relevant products. It also allows us to form stronger client relationships.

For Aon, our broad distribution channels mean opportunity. It is said that the best way to have a good idea is to have a lot of ideas. That is what unique perspectives on risk allow us to do. From the physical risk of a building, to the financial risk of a new venture, to the risk of losing key talent -- and beyond -- we try to see risk from all angles. The solutions we provide can apply to many clients. A one-size-fits-all approach? No, just the opposite. Our diverse lines of business and wide experience allow us to custom-fit the solution to the risk - even if it is so new that it takes an experienced specialist to see it.

*** PICTURE OMITTED ***

*** PICTURE OMITTED ***

                       DEVELOPING UNIQUE SOLUTIONS

The ocean is never constant -- one minute tranquil, the next threatening. Business conditions can change as quickly and dramatically as the sea. Aon has the solutions to help companies navigate the risks and opportunities.

                       UNIQUE SOLUTIONS AROUND THE WORLD

New risks demand new solutions. We provide them through a global network of 550 offices in 120 countries. We have hundreds of insurance and risk management products, deep expertise in a range of industries and the dedication to provide the best available advice and execution.

*** PICTURE OMITTED ***

It is a formidable line-up.  But it is not enough.

We are realigning our operations around the need -- and the opportunity -- to focus all of our people, facilities, products and experience on client solutions around the world.

By combining strengths and creating a more integrated platform for global services, we are developing a total solution that is stronger, more flexible and more creative than anything our individual companies could provide alone. We can draw the best thinking and the most relevant experience from any point in our organization, and quickly put them to work as an advocate for our clients.

ONE Aon
The expertise of our employees and our global presence provide our clients with the broadest and most efficient access to capital and risk management solutions, so they can focus on the things that will drive their businesses forward. No matter what or where the client's needs are, through our expertise in insurance brokerage and related services, consulting and insurance underwriting, Aon is able to harness the best thinking in the industry to build risk management solutions in every corner of the world. From traditional insurance coverage, to uncovering risks in mergers, to ensuring that companies retain their best employees, Aon is able to help clients stay focused on their core operations. Among the businesses that comprise the "One Aon" that we bring to clients are:

Aon Risk Services, one of the world's fastest growing insurance brokers, helps clients finance and transfer risk in ways that actually free up capital and remove liabilities from the balance sheet. These services span from develoing traditional property and casualty coverages, to creating new forms of intellectual property protection, to building directors and officers solutions for Internet companies preparing their initial public offering.

Aon Re Worldwide, the largest reinsurance intermediary, risk transfer and financing solutions to risk-bearing entities worldwide (insurance companies, risk retention groups, etc.). Services range from traditional reinsurance placement, to the design of creative, holistic products which utilize our sophisticated analytical and catastrophe modeling expertise. Throuqh its product and industry specialization, Aon Group Limited, headquartered in the United Kingdom, is a major contributor to Aon Re's leadership position in every major reinsurance market. Aon Capital Markets is among the world leaders in securitizing catastrophic risk. It provides our clients access to capital beyond traditional insurance and reinsurance markets. This group is at the forefront of developing risk transfer securities (CatBonds), contingent financing securities (CatEPuts) and risk transfer swaps.

Aon Services Group is comprised of market-leading wholesalers and specialty brokerage that enable Aon to service independent insurance agents, professional and affinity groups, individual consumers and insurance carriers.

Alternative Market Operations is a leader in specialty underwriting solutions and custom-designed products and services.

Aon Consulting Worldwide is a leading human resource consulting and benefits provider that helps maximize human resource productivity. Services range from creating compensation and benefits programs for multi-national firms, to developing hiring and retention strategies to attract and keep a company's best employees, to building change management programs for clients undergoing mergers.

Combined Insurance Company of America is a leader in offering supplemental life, health and accident coverage. It also has opened a significant new channel of distribution by offering benefits through employer programs. This helps employers provide more cost efficient benefits for employees, and in turn, increase retention.

Virginia Surety Company and London General Insurance Company offer comprehensive extended warranty and consumer service programs.

FOCUSED ON CLIENT NEEDS
To always ensure that we are acting in the best interest of our clients, we continue to make changes to our organization. First, we revamped our compensation system in order to foster greater knowledge sharing. Second, we created global account teams to bring together the right capabilities for each engagement. Third, we continue to invest heavily in technology. This is already enabling our organization to act more efficiently, and it provides our clients greater access to their data in ways that help them make smarter business decisions. By continuing to enhance our interdependent culture, we are better able to help our clients anticipate their risks and uncover new opportunities.

*** PICTURE OMITTED ***

UNCOVERING OPPORTUNITIES

*** PICTURE OMITTED ***

There is a universe of opportunity waiting for companies fast enough and agile enough to explore it. But the opportunities aren't always obvious, and making the most of them means confronting new risks in different ways. Aon combines deep experience, global resources and creative solutions to enable clients to take maximum advantage of opportunities.

A UNIVERSE WAITING FOR EXPLORATION

An airline industry customer needed a new source of capital. We found a way to collateralize used jet engines to leverage existing assets. A Middle-Eastern country wanted to build a toll road, but their sources of financing worried about disruption by terrorists. We assessed the risk, put a value on it, and placed it in insurance markets. The contruction went forward.

Different examples, but one clear point. Understanding risk does more than provide protection. It creates opportunity. It removes barriers that often stand in the way of growth.

Aon understands the relationship between risk and opportunity. We have the experience, products, expertise -- and creativity -- to handle the risk, which means our clients can focus on the business of growth and profits.

*** PICTURE OMITTED ***

At Aon, there is no unit called the Opportunity Division. There is no Senior Vice President of Opportunity. Rather, we all help companies see and exploit opportunites. We combine organizations, protections and deep lines of business experience to become an advisor, consultant and advocate for our clients.

With the coordination and focus of global account management every Aon unit can -- and will -- be a part of that process.

For example, one of the barriers to opportunity in e-commerce is protection of intellectual property. Patent licensing revenues are expected to exceed $500 billion by 2005 - up from $100 billion in 1998. When your asset is an idea or a body of knowledge, opportunity demands a new kind of protection. A new risk transfer product developed by Aon will, for the first time, allow companies to secure blanket protection to recover damages or enforce rights for patents, trademarks, copyrights and other intellectual property assets.

Often, opportunity demands thinking outside the boundaries of insurance. Aon Capital Markets is a leader in creating opportunity through insurance-linked securities. We also provide advisory services to clients who need risk financing that goes beyond the protection of typical insurance or reinsurance services.

Opportunity often lies in the ability to change - quickly. Aon Consulting is a comprehensive human resource consulting firm. In addition to benefits, retirement and other human resource services, Aon Consulting can help companies deal with accelerated, potentially disruptive, changes.

A few examples, but they illustrate new and important dimensions in the work we do for clients. We have the organization the information technology, the distribution channels and the focus to create unique opportunities.

FINANCIAL AND OPERATIONS HIGHLIGHTS
MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SEE "INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS" ON PAGE 54 OF THIS ANNUAL REPORT.

CONSOLIDATED RESULTS
GENERAL
On March 19, 1999, the Board of Directors authorized a three-for-two stock split, payable in the form of a stock dividend, of Aon's $1.00 par value common stock. All references to share data in the accompanying management's discussion and analysis and financial statements reflect the three-for-two stock split. In the following discussion, the references to per share data are on a dilutive basis.

SPECIAL CHARGES
In first quarter 1999, Aon recorded special charges of $163 million ($102 million after-tax or $0.39 per share). These charges included provisions for restructuring in the brokerage and other services and consulting segments of $120 million (see note 3). Also, in the consulting segment, charges of $43 million were recorded in first quarter 1999 to reflect amounts required to compensate customers who switched out of company pension plans in the U.K. based upon advice offered by financial advisors of current Aon subsidiaries. This advice was given prior to Aon's purchase of these companies (see note 13).

In fourth quarter 1999, Aon recorded special charges of $150 million ($93 million after-tax or $0.35 per share). These charges reflect an additional $78 million related to the pension payments described above mainly due to changes in U.K. government requirements and $72 million for Unicover and other litigation matters (see note 13).

In first quarter 1997, Aon recorded special charges of $145 million ($91 million after-tax or $0.36 per share), primarily related to management's commitment to a formal plan of restructuring Aon's brokerage operations as a result of the acquisition of Alexander and Alexander Services, Inc. (A&A) (see note 3).

In second quarter 1997, Aon recorded special charges of $27 million ($17 million after-tax or $0.07 per share) to recognize investment losses incurred at A&A before Aon acquired A&A.

REVENUE AND INCOME BEFORE INCOME TAX
CONSOLIDATED RESULTS FOR 1999 COMPARED TO 1998
For purposes of the following consolidated results discussions, certain prior period information has been reclassified to conform to the current year presentation.

Total revenues amounted to $7.1 billion, an increase of 9% in 1999. This increase was largely attributable to the following: growth in brokerage commissions and fees resulting from business combination activity, slower premium rate declines, growth in insurance premiums resulting from new business and internal growth in the operating segments. Overall, foreign exchange and interest rate reductions, the absence of Unicover revenues in fourth quarter 1999 and lower corporate investment income on equity securities negatively impacted revenue growth.

U.S. revenues increased 11% in 1999 compared to 1998 primarily due to increased new business, acquisitions and slower premium rate declines that benefit insurance brokerage commissions. Insurance brokerage commission revenue is a percentage of total premiums placed. If the rate of pricing decline slows on underlying premiums, commission revenue is benefited. European revenue increased 8% to $2.2 billion and Rest of World revenue of $746 million increased 3% in 1999 primarily due to acquisitions and new business. Approximately 30% of 1999 income before income tax is derived from operations outside the U.S.

Brokerage commissions and fees increased 11% to $4.6 billion reflecting growth from business combination activity, internal growth, increased new business and slower premium rate declines.

Premiums and other revenue is primarily related to insurance underwriting operations and includes premiums earned and other income of $1.9 billion, an increase of 9% in 1999. Extended warranty premiums earned increased $83 million or 15%, primarily reflecting continued growth related to appliance and electronics warranty products. Direct sales premiums earned increased $44 million or 4%, reflecting continued growth from historic levels of accident and health revenues. Specialty and other revenue increased $28 million or 11%, primarily due to the acquisition of an auto credit book of business in 1999.

Investment income of $577 million, which includes income on disposals and related expenses decreased 2% for the year. The primary factors contributing to this decrease are a reduction in short-term interest rates mostly outside of the U.S. and lower levels of income from equity securities. Partially offsetting the investment income decline was income on disposal of tax-exempt bonds (with proceeds reinvested in foreign source income bonds for tax planning purposes) and higher levels of income on disposals of certain private equity investments. During 1999, investments in limited partnerships and private equities increased. Limited partnerships and private equity investments do not have fixed returns and consequently exhibit greater variability in investment income. See "Investment Operations."

General expenses increased 17% for the year. The increase reflects the inclusion of 1999 pretax special charges of $313 million. General expenses, excluding the 1999 special charges, increased over prior year primarily due to the inclusion of expenses associated with the integration of new businesses in 1999, as well as expenses related to new initiatives, increased levels of technology spending in 1999 and a branding campaign. In addition, due to the early retirement program in 1999 and significant changes in interest rates, Aon revalued its domestic and U.K. pension plans in 1999 (see note 10). The revaluation resulted in a reduction of pension expense. Restructuring liabilities for recent acquisitions and 1999 special charges have been reduced by payments as planned.

A 9% increase in benefits to policyholders when compared to 1998 was consistent with growth in related premiums earned and reflected no unusual claims activity. The run-off of certain specialty liability programs is now substantially complete. Interest expense and amortization of intangibles increased 21% and 17%, respectively, largely as a result of acquisitions.

References to income before income tax are before minority interest related to the issuance of 8.205% mandatorily redeemable preferred capital securities (capital securities) (see note 9).

Income before income tax decreased $296 million or 32% in 1999 primarily due to the inclusion of special charges in 1999. Excluding special charges, pretax income grew only 2% or $17 million primarily reflecting costs to integrate Aon's global network, increased technology expenses and the launching of a branding campaign.

Fourth quarter revenue increased 10% to $1.9 billion compared to 1998 primarily reflecting brokerage business combination activity, slower premium rate declines and additional new business. Total expenses, excluding 1999 special charges, increased 15% to $1.7 billion for the quarter as a result of acquisitions and related costs, increased technology expenses and a branding campaign. Pretax income, excluding fourth quarter 1999 special charges, decreased $49 million or 21% to $190 million. The decrease in pretax earnings before special charges reflects a decline in short-term investment income, less income on equity investments, the absence of Unicover revenues, higher levels of technology spending, lower income from certain insurance brokerage and other services businesses and higher loss ratios on home warranty claims.

CONSOLIDATED RESULTS FOR 1998 COMPARED TO 1997
Total revenues amounted to $6.5 billion, an increase of 13% in 1998. Brokerage commissions and fees increased 16% to $4.2 billion, largely resulting from business combination activity. Premiums and other revenue of $1.7 billion increased 4% in 1998, reflecting continued growth primarily related to appliance and electronics warranty products and, to a lesser extent, the mechanical extended warranty line. Direct sales premiums earned increased modestly, reflecting changes in the consumer insurance market. The run-off of North American auto credit business partially offset this growth in premiums earned. Investment income of $590 million increased 18% for the year, attributable primarily to brokerage acquisitions, income from certain equity and other investment holdings, assets underlying capital accumulation products and higher levels of income on disposals.

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

Income before income tax increased $389 million or 72% in 1998 primarily due to the inclusion of special charges in 1997. Excluding special charges, income before income tax increased 30% or $217 million, largely due to brokerage business combination activity, to the achievement of cost savings resulting from the consolidation of brokerage operations during 1998 and 1997, and to internal growth.

BUSINESS SEGMENTS
For purposes of the following business segments discussions, comparisons of 1999 against 1998 results exclude special charges. Also, a discussion of discontinued operations follows the Business Segments section.

Aon's operating segments are identified as those for which separate financial information is available and that are evaluated on a regular basis in deciding how to allocate resources and in assessing performance. Total revenue for each of the major operating segments is presented both by product and by geographic area in note 14. Since Aon's culture fosters interdependence among its operating units, the allocation of expenses by product and on a geographic basis is difficult to delineate. While revenue is tracked and evaluated separately by management, expenses are allocated to products within each of the business segments. In addition to revenue, Aon also measures a segment's financial performance based on business segment income before income tax. Revenues are attributed to geographic areas based on the location of the resources producing the revenues.

Aon classifies its businesses into three major operating segments: Insurance Brokerage and Other Services, Consulting and Insurance Underwriting; and into one nonoperating segment, Corporate and Other (see note 14).

All material intercompany revenues and expenses are eliminated in computing consolidated revenues and income before income tax. A description of operations and a review of financial performance for each of the four business segments follow.

INSURANCE BROKERAGE AND OTHER SERVICES
The Insurance Brokerage and Other Services segment consists principally of Aon's retail and reinsurance brokerage operations, which include specialty and wholesale activity.

Total 1999 Insurance Brokerage and Other Services revenue was $4.1 billion, up 10%. Acquisitions, new business and diminishing premium rate declines accounted for the majority of this revenue growth. Overall, global insurance pricing in retail had a slightly negative impact in 1999 with selected improvement in reinsurance pricing. Excluding the impact of acquisitions and Unicover related revenue, commissions and fee revenue for brokerage core businesses grew approximately 6% in a very competitive environment. This growth was primarily due to increased new business, specialty and reinsurance operations and diminishing premium rate declines. Revenue includes investment income allocated to this operating segment. Investment income in this segment decreased $35 million in 1999 compared to prior year primarily due to reductions in short-term interest rates. See "Investment Operations."

U.S. revenue of $2.1 billion in 1999 was up 14% from 1998 due to increased new business, acquisitions, diminishing premium rate declines and U.S. specialty operations. U.K. and other European revenue of $1.5 billion increased 6% from 1998, primarily due to acquisition activity, particularly in Italy, France and the U.K. and to internal growth in the U.K., Spain, The Netherlands, Finland, Ireland, Norway and Belgium. Rest of World revenue increased modestly in 1999 primarily due to new initiatives.

Insurance Brokerage and Other Services segment results were impacted positively by acquisitions, in particular the Nikols Group acquisition in 1999 and the inclusion of Auto Insurance Specialists, Le Blanc de Nicolay and Gil y Carvajal in 1998. Retail brokerage results continued to reflect competitive property and casualty pricing although slower premium rate declines were evident. Pretax income growth, excluding 1999 special charges, was impacted by lower investment income on short-term funds, acquisition-related integration costs and increased technology costs. Pretax margins in this segment declined in 1999 reflecting the above revenue and pretax income growth discussion.

CONSULTING
The Consulting segment provides a range of consulting services including employee benefits, human resources, compensation and change management.

In the Consulting segment, 1999 revenue increased 7% to $656 million. Acquisition activity and internal growth, both domestically and internationally, influenced revenue growth. Revenue includes investment income allocated to this operating segment. Excluding the impact of acquisitions and foreign exchange, revenue for consulting core businesses grew approximately 9% in 1999.

U.S. revenue of $405 million in 1999 was up 5% from 1998 primarily from employee benefits and compensation services. U.K. and European revenue of $191 million increased 12% from 1998 primarily reflecting growth in the U.K. and The Netherlands. Rest of World revenue increased 3% primarily attributable to Canada. Total consulting pretax income increased $12 million or 18% from prior year, reflecting internal revenue growth mentioned above and pretax income margin improvements.

INSURANCE UNDERWRITING
Aon's Insurance Underwriting segment is comprised of direct sales life, accident and health insurance, extended warranty, specialty and other insurance products.

Revenue was $2.1 billion in 1999, up 8% from 1998. There was a higher volume of new business related to appliance and electronics extended warranty products, both in the U.S. and internationally, as well as in the U.S. mechanical extended warranty products line. Direct sales continued to expand its product distribution through work-site marketing programs and the recent introduction of new product initiatives on a global basis. However, the above revenue growth is predominantly from core operations as these new initiatives continue to build momentum. Revenue includes investment income allocated to this operating segment. See "Investment Operations."

U.S. revenue of $1.5 billion was up 7% in 1999, mainly due to growth in revenues for direct sales and the mechanical extended warranty products. United Kingdom and European revenue of $464 million rose 14%, principally due to a higher volume of new business in the appliance and electronic extended warranty products. Rest of World revenue rose 7% reflecting continuing geographic expansion.

Pretax income was $290 million in 1999, up 2% from $283 million last year. The completion of the profitable run-off of specialty liability business prior to 1999 negatively influenced pretax income growth this year. Pretax income growth was also negatively impacted by worksite marketing and the recent introduction of several new direct sales products. Additionally, there was a modest increase in the extended warranty loss ratio primarily due to the home warranty appliance product. Start-up costs related to new direct sales product initiatives and the modest increase in the extended warranty loss ratio partially offset the direct sales and extended warranty expense ratio improvements. Overall, benefit and expense margins in 1999 did not suggest any significant shift in operating trends.

CORPORATE AND OTHER
Revenue consists primarily of investment income (including income on disposals) which is not otherwise allocated to the operating segments. See "Investment Operations." Corporate operating expenses include administrative and certain information technology costs.

Revenue increased 9% or $14 million in 1999 compared to prior year. Revenue growth was primarily influenced by approximately $30 million of gains on disposals of tax-exempt bonds in 1999 and higher levels of income on disposals of certain private equity investments. Private equities are principally carried at cost and usually earn little income until a disposal occurs. Lower levels of income from equity investments partially offset revenue growth in the segment. The timing of revenues from limited partnerships and private equity investments varies significantly between periods. In particular, the reported income from limited partnership investments varies with the market values of underlying publicly-traded equity investments. See "Investment Operations." The investment strategy for the corporate segment is to seek long-term total returns from public and private equities, including limited partnerships which exceed long-term security market rates. Income from these equity investments is expected to be lower in the year 2000 than it was in 1999. The loss before income tax increased $23 million over 1998. Contributing to the loss in 1999 were financing costs and goodwill amortization related to acquisitions and costs related to investments in information technology. Corporate and other expenses also included costs related to a branding campaign launched in 1999.

DISCONTINUED OPERATIONS
Discontinued   operations  are  composed  of  certain   insurance   underwriting
subsidiaries acquired with A&A that are currently in run-off and the indemnification by A&A of certain liabilities relating to subsidiaries sold by A&A prior to Aon's acquisition. Management believes that, based on current estimates, these discontinued operations are adequately reserved. The liability is included as a component of other liabilities on the consolidated statements of financial position.

INCOME TAX AND NET INCOME
Net income for 1999 was $352 million or $1.33 per share compared to $541 million or $2.07 per share in 1998. Net income for fourth quarter 1999 amounted to $13 million or $0.05 per share compared to $139 million or $0.53 per share for 1998. The decrease in 1999 net income and related per share amount is influenced primarily by 1999 after-tax special charges of $195 million ($0.74 per share) with no comparable amount in 1998. Basic net income on a per share basis was $1.35 and $2.11 in 1999 and 1998, respectively. Dividends on the redeemable preferred stock in 1999 and 1998 have been deducted from net income to compute income per share.

Net income excluding special charges was $547 million or $2.07 per share in 1999 compared to $541 million or $2.07 per share in 1998. The effective income tax rate increased to 38.3% in 1999 from 37.5% in 1998 due principally to a program designed to enable Aon to fully utilize foreign tax credits by switching from tax-exempt to taxable bonds. Dilutive average shares outstanding for 1999 increased 1% when compared to 1998 primarily due to the issuance of common shares for acquisition financing and, to a lesser extent, for employee stock compensation plans.

LIQUIDITY
Aon's operating subsidiaries anticipate that there will be adequate liquidity to meet their needs in the foreseeable future. Aon's routine liquidity needs are primarily for servicing its debt and for the payment of dividends on stock issues and the capital securities. Dividends from Aon's subsidiaries are the primary source for meeting these requirements. After meeting its routine dividend and debt servicing requirements, Aon used a majority of the remaining dividends received throughout the year to invest in acquisitions within the operational segments of its businesses. There are certain regulatory restrictions relating to dividend capacity of insurance subsidiaries that are discussed in note 9. Insurance subsidiaries' statutory capital and surplus at year-end 1999 again exceeded the risk-based capital target set by the National Association of Insurance Commissioners by a satisfactory level.

The businesses of Aon's operating subsidiaries continue to provide substantial positive cash flow. Brokerage cash flow has been used primarily for acquisition related activities. Given Aon's fixed-maturity portfolio average life of 6.2 years, access to lines of credit and Aon's positive cash flow, Aon expects sufficient cash flow to meet both short-term and long-term cash needs.

Cash flow from operations decreased $402 million from 1998 to $462 million. This decrease primarily represents the timing of the settlement of brokerage receivables and payables, income taxes and a branding campaign. Excluding changes in net brokerage insurance premiums payable and taxes, operating cash increased in 1999 over 1998.

Investing activities used cash of $493 million in 1999, which was made available from financing and operating activities. Cash used for brokerage acquisition activity during 1999 was $395 million. Aon also acquired insurance underwriting blocks of business for $50 million in 1999.

Financing activities in 1999 provided cash totaling $152 million. This was primarily due to the issuance of $250 million 6.9% debt securities in 1999 and offset in part by the redemption of Aon's $100 million 6.875% debt securities. Net short-term borrowing issuances of $408 million in 1999 principally reflect funds provided for general corporate purposes. The net cash withdrawn from capital accumulation product deposits and withdrawals was $130 million in 1999, primarily due to a reduction in funding agreements. Cash was used to pay dividends of $207 million on common stock and $3 million on redeemable preferred stock.

Total assets increased $1.4 billion to $21.1 billion. Invested assets at December 31, 1999 decreased $268 million from year-end 1998 levels, principally reflecting declines in the market value of fixed maturities and equity securities. Insurance brokerage and consulting receivables increased $807 million in 1999 with a comparable increase in insurance premiums payable.

Aon's consolidated statement of financial position contains a general expense liability of $146 million related to purchase related restructuring liabilities (see note 3). Aon anticipates that all outstanding termination benefits will be settled in 2000. The remaining items primarily reflect lease obligations and will run-off over a period up to 15 years. Aon does not anticipate that the payment for termination benefits and lease obligations will have a material impact on cash flows in subsequent periods.

In addition, at December 31, 1999, Aon has general expense liabilities (see note
13) for the settlement of various contingencies regarding U.K. pension selling, Unicover related settlements and other litigation matters totaling $179 million. Aon anticipates the settlement of the liabilities relating to the U.K. pension selling to be disbursed over the next few years. A portion of the Unicover matter has been settled in January 2000 for $27 million. The remaining Unicover issues are complex and, therefore, the timing of resolution cannot be determined at this time.

IMPACT OF YEAR 2000
In prior years, Aon discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, Aon completed its remediation and testing of systems. As a result of those planning and implementation efforts, Aon experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. As projected, Aon's total Year 2000 remediation costs for all business units was approximately $70 million, of which approximately $27 million was expended during 1999. These costs were funded through business unit operating cash flows. Aon is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems or the products and services of third parties. Aon will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

INVESTMENT OPERATIONS
Aon invests in broad asset categories related to its diversified operations. Investments are managed with the objective of maximizing earnings while
monitoring   asset  and   liability   durations   and   considering   regulatory
requirements.

Aon maintains well-capitalized operating companies. The financial strength of these companies permits a diversified investment portfolio including invested cash, fixed income obligations and public and private equities.

Investment characteristics mirror liability characteristics of the respective operating units. Aon's insurance brokerage and other services and consulting businesses invest fiduciary funds and operating funds in shorter-term obligations, and income derived from these investments is allocated to the revenues of those businesses. Investments underlying interest-sensitive capital accumulation insurance products are fixed- or floating-rate fixed-maturity obligations to match the appropriate liability characteristics. Indemnity and other types of non-interest sensitive insurance liabilities are primarily supported by intermediate to long-term fixed-maturity instruments. Income from fixed-maturity investments underlying these insurance products and liabilities is allocated to revenues of the insurance underwriting segment.

Invested assets and related investment income not directly required to support insurance brokerage, consulting and underwriting businesses are allocated to the corporate segment. These diversified assets, which are publicly-traded equities, as well as less liquid private equities and limited partnerships, represent a more aggressive investment strategy that provides an opportunity for greater returns with a longer-term investment horizon. Many of the limited partnerships in which Aon invests have significant holdings in publicly-traded equities. Changes in market value of these equities flow through the income of the limited partnerships. Aon's ownership share of this partnership income is included in Aon's reported corporate investment income. By comparison, changes in market value of directly-held, publicly-traded equities are recorded directly in stockholders' equity. The investment strategy employed in the corporate segment leads to greater variability in investment income than is the case of investments supporting the insurance brokerage, consulting and underwriting businesses.

With a carrying value of $2.5 billion at December 31, 1999, Aon's total fixed-maturity portfolio is invested primarily in investment grade holdings (95%) and has a fair value which is 96% of amortized cost.

INVESTED ASSETS

(millions)        As of December 31       1999     1998
--------------------------------------------------------
Short-term investments                 $ 2,362  $ 2,221
Fixed maturities                         2,497    3,103
Equity securities                          574      768
Other*                                     751      360
--------------------------------------------------------
Total invested assets                  $ 6,184  $ 6,452
--------------------------------------------------------
* Limited partnerships were $465 million and $255 million as of December 31, 1999 and 1998, respectively.


INVESTMENT INCOME

(millions)  Years ended December 31             1999        1998        1997
-----------------------------------------------------------------------------
Insurance brokerage and other
   services (primarily short-term
   investments)                                $ 159       $ 194       $ 163
Consulting                                         3           6           6
Insurance underwriting
   (primarily fixed maturities)                  251         240         214
Corporate and other                              164         150         117
-----------------------------------------------------------------------------
Total investment income                        $ 577       $ 590       $ 500
-----------------------------------------------------------------------------

MARKET RISK EXPOSURE
Aon is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

Aon is subject to foreign exchange rate risk associated with translating financial statements of its foreign subsidiaries into U.S. dollars.
Additionally, certain of Aon's foreign subsidiaries receive revenues in currencies that differ from the currency in which their operating expenses are denominated. Aon's primary exposures are associated with the British Pound, other European currencies, the Canadian Dollar and the Australian Dollar. Aon uses forward contracts and over-the-counter options, as well as listed foreign currency futures and options on futures to protect against adverse transaction and translation effects due to exchange rate fluctuations. The potential decrease to Aon's consolidated stockholders' equity at December 31, 1999 resulting from a hypothetical 10% adverse change in quoted year-end foreign currency exchange rates amounts to $136 million and $130 million, respectively, at December 31, 1999 and 1998. The impact to 1999 and 1998 pretax income in the event of a hypothetical 10% adverse change in the respective quoted year-end exchange rates would not be material after consideration of derivative positions.

Due to the nature of Aon's businesses, operating earnings are affected by changes in international and domestic short-term interest rates. Aon hedges its net exposure in short-term interest rates on short-term investments and short-term borrowings with Eurodollar, Eurosterling, EURIBOR futures contracts, interest rate swaps and interest rate caps. A hypothetical 1% decrease in interest rates would cause a decrease, net of derivative positions, of $8 million and $16 million to 1999 and 1998 pretax income, respectively.

The valuation of Aon's fixed-maturity portfolio is subject to interest rate risk. Aon generally uses treasury options and futures and interest rate swaps to hedge the value of the fixed-maturity portfolio. A hypothetical 1% increase in long-term interest rates would decrease the fair value of the portfolio at December 31, 1999 and 1998, net of derivative positions, by approximately $121 million and $133 million, respectively. Aon has long-term notes payable and capital securities outstanding with a fair value of $1.8 billion at December 31, 1999 and 1998. Such fair value was greater than (less than) the carrying value by ($18 million) and $125 million at December 31, 1999 and 1998, respectively. A hypothetical 1% decrease in interest rates would increase the fair value by approximately 10% at December 31, 1999 and 1998.

The valuation of Aon's marketable equity portfolio is subject to equity price risk. If market prices were to decrease 10%, the fair value of the equity portfolio would have a corresponding decrease, net of derivative positions, of $57 million at December 31, 1999 compared to $77 million at December 31, 1998. At December 31, 1999 and 1998, there were no outstanding derivatives hedging the price risk on the equity portfolio.

The selection of the ranges of values chosen to represent changes in foreign currency exchange rates, equity market prices and interest rates should not be construed as Aon's prediction of future market events, but rather an illustration of the impact of such events. The range of changes chosen reflects Aon's view of changes, which are reasonably possible over a one-year period.

In 1999, Aon addressed and implemented the system modifications necessary for full conversion to the Euro. The Euro conversion did not have a material impact on Aon's European operations.

CAPITAL RESOURCES
At December 31, 1999, Aon had back-up lines of credit available of $1.1 billion to support Aon's commercial paper that was $844 million at December 31, 1999. In order to achieve tax efficient financing, Aon Corporation established, in June 1998, a committed bank credit facility under which certain European subsidiaries can borrow up to a maximum of $405 million on a revolving basis. As of December 31, 1999, there were loans totaling $351 million outstanding under the facility. A total of $292 million is committed for five years and $59 million is committed for 364 days. Short-term borrowings increased $402 million in 1999 when compared to 1998 attributable to additional commercial paper issued for general corporate purposes. Notes payable increased in 1999 by $88 million when compared to year-end 1998. The principal factor influencing this increase was the issuance of $250 million 6.9% debt securities due July 2004 (see note 6). Partially offsetting the increase was the redemption of Aon's $100 million 6.875% debt securities, due October 1, 1999, which were redeemed at 100% of the principal amount plus accrued interest and the impact of foreign exchange on outstanding loans under the European bank credit facility.

Aon Corporation borrows funds from and lends funds to its various subsidiaries. As of December 31, 1999, Aon Corporation held obligations to its subsidiaries of approximately $600 million. These obligations have competitive interest rates.

In 1999, common stockholders' equity per share increased to $11.91, up from $11.83 in 1998. The principal factors influencing this increase were net income (which includes $195 million of after-tax special charges) and a $60 million decrease in the additional minimum pension liability related to U.K. pension plans. Offsetting this increase were net unrealized investment losses of $199 million, net foreign exchange losses of $54 million and dividends to stockholders of $210 million. Fluctuations in unrealized investment gains and losses and foreign exchange gains and losses from period to period are largely based on market conditions.

CONSOLIDATED STATEMENTS OF INCOME

(millions except per share data) Years ended December 31   1999    1998    1997
================================================================================
REVENUE
   Brokerage commissions and fees                       $ 4,639 $ 4,197 $ 3,605
   Premiums and other                                     1,854   1,706   1,646
   Investment income (note 5)                               577     590     500
                                                        ------------------------
            Total revenue                                 7,070   6,493   5,751
--------------------------------------------------------------------------------
EXPENSES
   General expenses (notes 3 and 13)                      5,214   4,457   4,176
   Benefits to policyholders                                973     896     842
   Interest expense                                         105      87      70
   Amortization of intangible assets                        143     122     121
                                                        ------------------------
            Total expenses                                6,435   5,562   5,209
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX AND MINORITY INTEREST              635     931     542
      Provision for income tax (note 7)                     243     349     203
                                                        ------------------------
INCOME BEFORE MINORITY INTEREST                             392     582     339
   Minority interest, net of tax--Company-obligated
      mandatorily redeemable preferred capital
      securities (note 9)                                   (40)    (41)    (40)
                                                        ------------------------
NET INCOME                                               $  352  $  541  $  299
--------------------------------------------------------------------------------
NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS             $  349  $  538  $  287
--------------------------------------------------------------------------------

BASIC NET INCOME PER SHARE                               $ 1.35  $ 2.11  $ 1.14
DILUTIVE NET INCOME PER SHARE                              1.33    2.07    1.12

CASH DIVIDENDS PER SHARE PAID ON COMMON STOCK            $ 0.82  $ 0.73  $ 0.68
--------------------------------------------------------------------------------
DILUTIVE AVERAGE COMMON AND COMMON EQUIVALENT
   SHARES OUTSTANDING                                     262.7   259.4   255.8
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions)                             As of December 31    1999           1998
================================================================================
ASSETS

INVESTMENTS
  Fixed maturities--at fair value                       $  2,497       $  3,103
  Equity securities--at fair value                           574            768
  Short-term investments                                   2,362          2,221
  Other investments                                          751            360
                                                        ------------------------
      Total investments                                    6,184          6,452

--------------------------------------------------------------------------------

CASH                                                         837            723

RECEIVABLES
  Insurance brokerage and consulting                       6,230          5,423
  Premiums and other                                       1,116          1,183
                                                        ------------------------
      Total receivables (net of allowance for doubtful
        accounts: 1999--$94; 1998--$99)                    7,346          6,606

--------------------------------------------------------------------------------

CURRENT INCOME TAXES                                          73             --

DEFERRED INCOME TAXES                                        270            214

DEFERRED POLICY ACQUISITION COSTS                            636            573

EXCESS OF COST OVER NET ASSETS PURCHASED
  (net of accumulated amortization:
     1999--$466; 1998--$364)                               3,359          3,006

OTHER INTANGIBLE ASSETS
   (net of accumulated amortization:
     1999--$779; 1998--$738)                                 503            494

OTHER ASSETS                                               1,924          1,620

--------------------------------------------------------------------------------
TOTAL ASSETS                                            $ 21,132       $ 19,688
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

(millions)                             As of December 31    1999           1998
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

INSURANCE PREMIUMS PAYABLE                              $  7,643       $  6,948

POLICY LIABILITIES
      Future policy benefits                               1,005            986
      Policy and contract claims                             764            779
      Unearned and advance premiums                        2,012          1,797
      Other policyholder funds                             1,207          1,261
                                                        ------------------------
             Total policy liabilities                      4,988          4,823

GENERAL LIABILITIES
      General expenses                                     1,731          1,448
      Current income taxes                                    --            156
      Short-term borrowings                                  903            501
      Notes payable                                        1,011            923
      Other liabilities                                      955          1,022
                                                        ------------------------
   TOTAL LIABILITIES                                      17,231         15,821
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE PREFERRED STOCK                                    50             50

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED
   CAPITAL SECURITIES OF SUBSIDIARY TRUST HOLDING
   SOLELY THE COMPANY'S JUNIOR SUBORDINATED DEBENTURES       800            800

STOCKHOLDERS' EQUITY
      Common stock--$1 par value
            Authorized--300 shares; issued                   259            172
      Paid-in additional capital                             525            450
      Accumulated other comprehensive loss                  (309)          (116)
      Retained earnings                                    2,905          2,782
      Treasury stock at cost (shares: 1999--2.7; 1998--2.3)  (90)           (58)
      Deferred compensation                                 (239)          (213)
                                                        ------------------------
   TOTAL STOCKHOLDERS' EQUITY                              3,051          3,017
--------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 21,132       $ 19,688
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(millions)             Years Ended December 31             1999    1998    1997
================================================================================
COMMON STOCK  Balance at January 1                       $  172   $ 172  $  114
   Effect of three-for-two stock split                       86      --      57
   Shares issued for business combinations                    1      --       1
                                                         -----------------------
                                                            259     172     172
--------------------------------------------------------------------------------
PAID-IN ADDITIONAL CAPITAL  Balance at January 1            450     377     475
   Effect of three-for-two stock split                      (86)     --     (57)
   Employee benefit plans                                   114      73      79
   Business combinations                                     47      --      11
   Retirement and conversion of preferred stock              --      --    (131)
                                                         -----------------------
                                                            525     450     377
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
  Balance at January 1                                     (116)    103     154
   Net unrealized investment gains (losses)                (199)   (111)     36
   Net foreign exchange losses                              (54)    (12)    (87)
   Net additional minimum pension liability adjustment       60     (96)     --
                                                         -----------------------
   Other comprehensive loss                                (193)   (219)    (51)
                                                         -----------------------
                                                           (309)   (116)    103
--------------------------------------------------------------------------------
RETAINED EARNINGS  Balance at January 1                   2,782   2,463   2,357
   Net income                                               352     541     299
   Dividends to stockholders                               (210)   (194)   (180)
   Loss on treasury stock reissued                          (19)    (30)     (7)
   Adjustment for business combinations                      --       2      (6)
                                                         -----------------------
                                                          2,905   2,782   2,463
--------------------------------------------------------------------------------
TREASURY STOCK  Balance at January 1                        (58)    (93)   (121)
   Cost of shares acquired                                 (105)    (44)    (12)
   Shares reissued at average cost                           73      79      40
                                                         -----------------------
                                                            (90)    (58)    (93)
--------------------------------------------------------------------------------
DEFERRED COMPENSATION  Balance at January 1                (213)   (200)   (151)
   Issuance of stock awards                                 (73)    (54)    (81)
   Debt guarantee of employee stock ownership plan           17      16      13
   Amortization of deferred compensation                     30      25      19
                                                         -----------------------
                                                           (239)   (213)   (200)
--------------------------------------------------------------------------------
PREFERRED STOCK  Balance at January 1                        --      --       5
   Retirement and conversion of preferred stock              --      --      (5)
                                                         -----------------------
                                                             --      --      --
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY AT DECEMBER 31                     $ 3,051 $ 3,017 $ 2,822
--------------------------------------------------------------------------------

COMPREHENSIVE INCOME
   NET INCOME                                           $   352 $   541 $   299
   OTHER COMPREHENSIVE LOSS (NOTE 2)                       (193)   (219)    (51)
                                                        ------------------------
      COMPREHENSIVE INCOME                              $   159 $   322 $   248
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)             Years Ended December 31             1999    1998    1997
================================================================================
Cash Flows from Operating Activities
   Net income                                           $   352 $   541 $   299
   Adjustments to reconcile net income to cash
     provided by operating activities
      Policy liabilities                                    222      28    (155)
      Deferred policy acquisition costs                    (239)   (236)   (164)
      Amortization of deferred policy acquisition costs     247     216     208
      Amortization of intangible assets                     143     122     121
      Other amortization                                     25      15      14
      Depreciation of property and equipment                187     131     107
      Income taxes                                         (106)     75      42
      Brokerage insurance premiums payable--net             (40)    220     380
      Other                                                (329)   (248)    (68)
                                                         -----------------------
         CASH PROVIDED BY OPERATING ACTIVITIES              462     864     784
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Sale of investments
      Fixed maturities
         Maturities                                          80     107     105
         Calls and prepayments                              160     108     156
         Sales                                            1,152   2,062   2,175
      Equity securities                                     461   2,176   1,827
      Other investments                                     114      51      55
   Purchase of investments
      Fixed maturities                                     (959) (2,257) (2,767)
      Equity securities                                    (385) (2,253) (1,724)
      Other investments                                    (357)   (141)   (111)
   Purchase of short-term investments--net                  (93)   (534)    (31)
   Acquisition of subsidiaries                             (395)   (374) (1,649)
   Acquired fiduciary funds from acquisitions                --      --     734
   Property and equipment and other                        (271)   (300)   (146)
                                                         -----------------------
         CASH USED BY INVESTING ACTIVITIES                 (493) (1,355) (1,376)
--------------------------------------------------------------------------------
Cash Flows from Financing Activities
   Treasury stock transactions--net                         (66)    (18)     21
   Issuance of short-term borrowings--net                   408      80     542
   Issuance of mandatorily redeemable preferred
     capital securities                                      --      --     800
   Issuance of long-term debt                               250      --      --
   Repayment of long-term debt                             (100)    (34)    (74)
   Interest sensitive, annuity and investment-type contracts
      Deposits                                              444     435     373
      Withdrawals                                          (574)   (137)    (44)
   Retirement of preferred stock                             --      --    (136)
   Cash dividends to stockholders                          (210)   (194)   (182)
                                                         -----------------------
         CASH PROVIDED BY FINANCING ACTIVITIES              152     132   1,300
--------------------------------------------------------------------------------
   EFFECT OF EXCHANGE RATE CHANGES ON CASH                   (7)     (3)    (33)
   INCREASE (DECREASE) IN CASH                              114    (362)    675
   CASH AT BEGINNING OF YEAR                                723   1,085     410
                                                         -----------------------
CASH AT END OF YEAR                                     $   837 $   723 $ 1,085
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES
================================================================================

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the accounts of Aon Corporation and its operating subsidiaries
(Aon). These statements include informed estimates and assumptions that affect the amounts reported. Actual results could differ from the amounts reported. All material intercompany accounts and transactions have been eliminated.

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

For universal life-type and investment products, generally there is no requirement for payment of premium other than to maintain account values at a level sufficient to pay mortality and expense charges. Consequently, premiums for universal life-type policies and investment products are not reported as revenue, but as deposits. Policy fee revenue for universal life-type policies and investment products consists of charges for the cost of insurance, policy administration and surrenders assessed during the period. Expenses include interest credited to policy account balances and benefit claims incurred in excess of policy account balances.

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

INCOME PER SHARE
Basic income per share is computed based on the weighted-average number of common shares outstanding, excluding any dilutive effects of options, awards and convertible securities. Net income available for common stockholders is net of all preferred dividends. Dilutive income per share is computed based on the weighted-average number of common shares outstanding plus the dilutive effect of options, awards and convertible securities. The dilutive effect of options and awards is calculated under the treasury stock method using the average market price for the period. Income per share is calculated as follows:


(millions except per share data)                   1999        1998        1997
--------------------------------------------------------------------------------
Net income                                       $  352      $  541      $  299
8% preferred stock dividends                         --          --          (9)
Redeemable preferred stock dividends                 (3)         (3)         (3)
                                                 -------------------------------
Net income for dilutive and basic                $  349      $  538      $  287
--------------------------------------------------------------------------------
Basic shares outstanding                            259         255         252
Common stock equivalents                              4           4           4
                                                 -------------------------------
Dilutive potential common shares                    263         259         256
--------------------------------------------------------------------------------
Dilutive net income per share                    $ 1.33      $ 2.07      $ 1.12
Basic net income per share                       $ 1.35      $ 2.11      $ 1.14
--------------------------------------------------------------------------------

A three-for-two stock split of Aon's $1.00 par value common stock was effected on May 17, 1999 with 86 million shares issued to common stockholders of record as of May 4, 1999. All references in the accompanying consolidated financial statements and notes to the number of common shares and per share amounts have been retroactively restated to reflect the stock split.

INVESTMENTS
Fixed-maturity securities are available for sale and are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums to the first call date and the accretion of discounts to maturity that are included in investment income. Marketable equity securities, that are held directly, are carried at fair value. Unrealized gains and temporary unrealized losses on fixed maturities and equity securities are excluded from income and are recorded directly to stockholders' equity in accumulated other comprehensive loss, net of related deferred income taxes. Mortgage loans, policy loans and private equity investments are generally carried at cost or unpaid principal balance.

Limited partnership investments are carried under the equity method. Many of the limited partnerships in which Aon invests have significant holdings in publicly-traded equities. Changes in market value of these equities flow through the income of the limited partnerships. Aon's ownership share of this partnership income is included in Aon's reported corporate investment income.

Income or loss on disposal of any securities held in the portfolio is computed using specific costs of securities sold and reported as investment income in the consolidated financial statements.

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

Accounting policies relating to derivative financial instruments are discussed in note 12.

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

INTANGIBLE ASSETS
In general, the excess of cost over net assets purchased relating to business acquisitions is being amortized into income over periods not exceeding 40 years using the straight-line method, with a weighted-average life of 37 years. The cost of other intangible assets is being amortized over a range of 4 to 25 years, with a weighted-average life of 18 years.

In the unexpected event of a significant deterioration in profitability that is expected to be recurring, Aon would assess the recoverability of its intangible assets using the undiscounted cash flow method.

PROPERTY AND EQUIPMENT
Property and equipment, reported in other assets, are generally depreciated using the straight-line method over their estimated useful lives. Included in this category is internal use software, which is software that is acquired, internally developed or modified solely to meet internal needs, with no plan to market externally. Costs related to directly obtaining, developing or upgrading internal use software are capitalized. These costs are generally amortized using the straight-line method over a range of 2 to 8 years. The weighted-average life of Aon's software at December 31, 1999 is 5.4 years.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the consolidated statements of financial position for cash and cash equivalents, including short-term investments, approximate their fair value. Fair value for fixed-maturity and equity securities is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. Fair value of derivatives is based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

Other investments are comprised of mortgage loans, policy loans, private equity investments and limited partnerships. The fair value for mortgage loans and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. It is not practical to estimate the fair value of private equity investments and limited partnerships without incurring excessive costs.

Fair value for liabilities for investment-type contracts is estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for notes payable is based on quoted market prices for the publicly-traded portion and on estimates using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements for the nonpublicly-traded portion.

FUTURE POLICY BENEFITS, POLICY AND CONTRACT CLAIMS AND UNEARNED PREMIUMS
Future policy benefit liabilities on non-universal life and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue, and provide for possible adverse deviations. Interest assumptions are graded and range from 4.5% to 7.0% at December 31, 1999. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue and duration.

Policyholder liabilities on universal life and investment products are generally based on policy account values. Interest credit rates for these products range from 5.2% to 8.4%.

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

FOREIGN  CURRENCY TRANSLATION
In general, foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Net foreign exchange gains and losses on translation are generally reported in stockholders' equity, in accumulated other comprehensive loss, net of deferred income tax.

ACCOUNTING AND DISCLOSURE CHANGES
In June 1998, the Financial  Accounting  Standards Board (FASB) issued Statement
No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and will require Aon to recognize all derivatives on the statement of financial position at fair value. Aon has not yet determined the effect this statement will have on the consolidated financial statements.

In June 1999, the FASB issued Statement No. 137 that amends the required adoption date of Statement No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Early adoption is permitted as of the beginning of any quarter subsequent to the issuance of Statement No. 137. Aon has not yet decided when it will adopt Statement No. 133.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101 which provides guidance for applying generally accepted accounting principles relating to the timing of revenue recognition in financial statements filed with the SEC. Any change required by the SAB must be made in the first quarter 2000 with a cumulative effect accounting change. Aon has not yet determined the effect, if any, this SAB will have on the consolidated financial statements.

RECLASSIFICATION
Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the 1999 presentation.

2  COMPREHENSIVE INCOME
================================================================================

The components of other comprehensive loss and the related tax effects are as follows:
                                            Amount      Income Tax       Amount
Year ended December 31, 1999                Before       (Expense)       Net of
(millions)                                   Taxes         Benefit        Taxes
--------------------------------------------------------------------------------
Unrealized holding losses arising
   during the year                          $ (263)         $   92       $ (171)
Less: reclassification adjustment               45             (17)          28
--------------------------------------------------------------------------------
Net unrealized investment losses              (308)            109         (199)
Net foreign exchange losses                    (89)             35          (54)
Net additional minimum pension
   liability adjustment                         95             (35)          60
--------------------------------------------------------------------------------
   Total other comprehensive loss           $ (302)         $  109       $ (193)
--------------------------------------------------------------------------------

                                            Amount      Income Tax       Amount
Year ended December 31, 1998                Before       (Expense)       Net of
(millions)                                   Taxes         Benefit        Taxes
--------------------------------------------------------------------------------
Unrealized holding losses arising
   during the year                          $ (130)         $   49       $  (81)
Less: reclassification adjustment               47             (17)          30
--------------------------------------------------------------------------------
Net unrealized investment losses              (177)             66         (111)
Net foreign exchange losses                    (18)              6          (12)
Net additional minimum pension
   liability adjustment                       (155)             59          (96)
--------------------------------------------------------------------------------
   Total other comprehensive loss           $ (350)         $  131       $ (219)
--------------------------------------------------------------------------------


                                            Amount      Income Tax       Amount
Year ended December 31, 1997                Before       (Expense)       Net of
(millions)                                   Taxes         Benefit        Taxes
--------------------------------------------------------------------------------
Unrealized holding gains arising
   during the year                          $   86          $  (32)      $   54
Less: reclassification adjustment               29             (11)          18
--------------------------------------------------------------------------------
Net unrealized investment gains                 57             (21)          36
Net foreign exchange losses                   (138)             51          (87)
--------------------------------------------------------------------------------
   Total  other  comprehensive  loss        $  (81)         $   30       $  (51)
--------------------------------------------------------------------------------

The components of accumulated other comprehensive income (loss), net of related tax, as of December 31, 1999, 1998 and 1997 are as follows:

(millions)                                    1999            1998         1997
--------------------------------------------------------------------------------
Net unrealized investment gains (losses)    $ (121)         $   78        $ 189
Net foreign exchange losses                   (152)            (98)         (86)
Net additional minimum pension liability       (36)            (96)          --
--------------------------------------------------------------------------------
Accumulated other comprehensive
   income (loss)                            $ (309)         $ (116)       $ 103
--------------------------------------------------------------------------------


3  BUSINESS COMBINATIONS
================================================================================

PURCHASE METHOD
In 1999, Aon acquired The Nikols Group (the leading Italian insurance and reinsurance broker), Presidium Holdings, Inc. (a third-party insurance claims administration firm that specializes in managing all aspects of workers' compensation claims), Societe Generale d'Assurance et de Prevoganie (a leading French broker) and certain other insurance brokerage and consulting operations for approximately $395 million in cash transactions and $45 million in stock transactions accounted for on a preliminary basis by the purchase method. Aon also acquired insurance underwriting blocks of business for $50 million. The acquisitions were financed by internal funds, short-term borrowings and stock. Excess of cost over net assets purchased of approximately $500 million resulted from the 1999 acquisitions and is primarily being amortized over 40 years.

In 1999, Aon consummated a plan of restructuring its operations as a result of recent business combination activity. A charge was recorded in the amount of $120 million. Total termination benefits were $67 million and related pension expense was $32 million, involving 900 positions, of which 860 terminations occurred in 1999 and 40 are planned for 2000. Benefits related to pension plans are included in Aon's total pension liability. Workforce reductions were related to a voluntary early retirement plan for employees of Aon's U.S. and Canadian operating subsidiaries, as well as the consolidation of Aon's European insurance brokerage and other services operations, primarily in the United Kingdom. The remaining charges of $21 million primarily reflect lease abandonments of $11 million relating to the consolidation of worldwide brokerage operations and asset impairments of $10 million.

The following table demonstrates the activity related to the liability for termination benefits and abandoned leases:

                                    Termination       Lease
(millions)                            Benefits    Abandonments    Total
------------------------------------------------------------------------
Expense charged in 1999                $  67          $ 11        $  78
Cash payments in 1999                    (51)           (6)         (57)
                                       ---------------------------------
Balance at December 31, 1999           $  16          $  5        $  21
------------------------------------------------------------------------

In 1998, Aon acquired Le Blanc de Nicolay, Gil y Carvajal and certain other operations for approximately $400 million in transactions accounted for by the purchase method. The purchase accounting for these acquisitions was finalized in 1999. The acquisitions were financed by internal funds and short-term borrowings. Excess cost over net assets purchased of approximately $400 million resulted from the 1998 acquisitions and is being amortized over 40 years. As a result of 1998 acquisitions and the finalization of purchase accounting for the 1997 acquisition of Jauch and Hubener, Aon had established approximately $70 million of purchase accounting liabilities primarily relating to termination benefits and lease abandonments. Terminations involved 160 positions which occurred in 1998 and 1999 as planned.

The following table demonstrates the activity related to the liabilities:

                                    Termination       Lease
(millions)                            Benefits    Abandonments    Total
------------------------------------------------------------------------
Initial liability                     $   40         $  30       $   70
Cash payments in 1998                    (16)           (4)         (20)
                                      ----------------------------------
Balance at December 31, 1998              24            26           50
------------------------------------------------------------------------
Cash payments in 1999                    (24)           (6)         (30)
                                      ----------------------------------
Balance at December 31, 1999          $   --         $  20       $   20
------------------------------------------------------------------------


In 1997, Aon acquired Alexander and Alexander Services, Inc. (A&A) for $1.3 billion and the Minet Group (Minet) and Jauch & Hubener for approximately $300 million. These transactions were accounted for by the purchase method. The 1997 acquisitions were financed primarily by the issuance of capital securities (see note 9), issuance of commercial paper and internal funds. Excess of cost over net assets purchased of approximately $1.5 billion was created by the 1997 acquisitions, of which $1.2 billion was for A&A. The excess of cost over net assets purchased is primarily being amortized over 40 years.

In second quarter 1997, Aon recorded pretax special charges of $27 million to recognize investment losses incurred at A&A before Aon acquired A&A. At Aon's acquisition date, the carrying value of certain securities in A&A's portfolio was overstated by the previously unrecognized investment losses.

In first quarter 1997, Aon recorded pretax special charges of $145 million related to management's commitment to a formal plan of restructuring Aon's brokerage operations as a result of the acquisition of A&A. These charges, in addition to certain charges taken in 1996, constitute the "Aon Plan." The restructuring charges included costs related to termination benefits of $40 million, lease abandonments and other exit costs of $68 million and asset impairments of $37 million relating to the abandonment of systems and real estate space. Terminations involved 600 positions which occurred in 1997 and 1998 as planned. The lease abandonments amount to $54 million, are primarily located in the United Kingdom and are being paid out over several years as planned.


The  following  table   demonstrates  the  activity  related  to  the  Aon  Plan
liabilities:

                                                    Lease
                                                 Abandonments
                                   Termination     and Other
(millions)                          Benefits      Exit Costs        Total
-------------------------------------------------------------------------
Balance at December 31, 1996         $   12        $   48       $     60
Expense charged in 1997                  40            68            108
Cash payments in 1997                   (48)          (10)           (58)
                                     ------------------------------------
Balance at December 31, 1997              4           106            110
-------------------------------------------------------------------------
Cash payments in 1998                    (4)          (26)           (30)
                                     ------------------------------------
Balance at December 31, 1998             --            80             80
-------------------------------------------------------------------------
Cash payments in 1999                    --           (24)           (24)
Credit to expense in 1999                --           (11)           (11)
                                     ------------------------------------
Balance at December 31, 1999         $   --        $   45       $     45
-------------------------------------------------------------------------

Also in 1997, due to management's commitment to a formal plan of restructuring the A&A and Bain Hogg (a late 1996 acquisition) brokerage operations, Aon estimated costs of $264 million which were allocated to the cost of those acquisitions (the "A&A and Bain Hogg Plan"). The costs primarily relate to termination benefits and lease abandonments. Terminations involved 2000 positions that occurred in 1997 and 1998 as planned.

The following table demonstrates the activity related to the A&A and Bain Hogg Plan liabilities:
                                                    Lease
                                                 Abandonments
                                   Termination     and Other
(millions)                          Benefits      Exit Costs        Total
-------------------------------------------------------------------------
Initial liability                   $ 100            $ 164         $ 264
Cash payments in 1997                 (65)             (44)         (109)
                                    -------------------------------------
Balance at December 31, 1997           35              120           155
-------------------------------------------------------------------------
Cash payments in 1998                 (35)             (45)          (80)
                                    -------------------------------------
Balance at December 31, 1998           --               75            75
-------------------------------------------------------------------------
Cash payments in 1999                  --              (28)          (28)
Charge to expense in 1999              --               13            13
                                    -------------------------------------
Balance at December 31, 1999        $  --            $  60         $  60
-------------------------------------------------------------------------

The remaining liabilities at December 31, 1999 primarily relate to real estate.

All of Aon's liabilities relating to acquisitions are reflected in general expense liabilities in the consolidated statements of financial position.

In accordance with a 1992 purchase agreement, securities with a value of $48 million are being held in escrow. The escrowed securities will be released on a predetermined schedule through 2007.

POOLING OF INTERESTS METHOD
In 1998 and 1997, Aon issued 2,315,000 shares and 411,000 shares of common stock, respectively, for mergers with insurance brokerage and consulting organizations. In connection with several of the mergers, 94,000 shares issued to sellers are being held in escrow at December 31, 1999, pending the resolution of contingencies. Aon's prior period financial statements have not been restated for the mergers because the effect of the above mergers was not material.

4  DISCONTINUED OPERATIONS
================================================================================

A&A discontinued its property and casualty insurance underwriting operations in 1985, some of which were then placed into run-off, with the remainder sold in 1987. In connection with those sales, A&A provided indemnities to the purchaser for various estimated and potential liabilities, including provisions to cover future losses attributable to insurance pooling arrangements, a stop-loss reinsurance agreement and actions or omissions by various underwriting agencies previously managed by an A&A subsidiary.

As of December 31, 1999, the liabilities associated with the foregoing indemnities and liabilities of insurance underwriting subsidiaries that are currently in run-off result principally from asbestos, pollution and other health hazard insurance claims and were included in other liabilities in the accompanying statement of financial position and amounted to $145 million. Such liabilities are net of reinsurance recoverables and other assets of $178 million.

The insurance liabilities represent estimates of known and future claims expected to be made under occurrence-based insurance policies and reinsurance business. Those claims are expected to develop and be settled over the next 20 to 30 years.

The insurance liabilities cannot be estimated using conventional actuarial reserving techniques because of, among other matters, the inadequacy of available historical experience to support such techniques and because case law and scientific standards for measuring the adequacy of site clean-up are still evolving. Therefore, independent actuaries have combined available exposure information with other relevant industry data and have used various projection techniques to estimate the insurance liabilities.

Although these insurance liabilities represent a best estimate of the probable liabilities, adverse developments may occur due to the nature of the information available and the variables inherent in the estimation processes. Based on current estimates, management believes that the established liabilities of discontinued operations are sufficient.

5  INVESTMENTS
================================================================================

The  components  of  investment  income are as follows:

(millions)              Years ended December 31        1999      1998      1997
--------------------------------------------------------------------------------
Short-term investments                               $  173    $  196     $ 178
--------------------------------------------------------------------------------
Fixed maturities:
  Interest income                                       195       219       210
  Income on disposals                                    52        37        27
  Losses on disposals                                   (13)      (24)      (14)
                                                     ---------------------------
    Total                                               234       232       223
--------------------------------------------------------------------------------
Equity securities:
  Dividend income                                        42        80        95
  Income on disposals                                    18        65        52
  Losses on disposals                                   (11)      (27)      (32)
                                                     ---------------------------
    Total                                                49       118       115
--------------------------------------------------------------------------------
Limited partnerships and other:
  Interest, dividend and other income                    79        59        23
  Income (losses) on disposals                           48         1       (27)
                                                     ---------------------------
    Total                                               127        60        (4)
--------------------------------------------------------------------------------
Gross investment income                                 583       606       512
Less investment expenses                                  6        16        12
                                                     ---------------------------
Investment income                                    $  577    $  590     $ 500
--------------------------------------------------------------------------------

The components of net unrealized gains (losses) are as follows:


(millions)              Years ended December 31        1999      1998      1997
--------------------------------------------------------------------------------
Fixed maturities                                     $ (100)   $  108     $ 130
Equity securities                                       (88)       12       167
Deferred tax credit (charge)                             67       (42)     (108)
--------------------------------------------------------------------------------
Net unrealized  investment  gains (losses)           $ (121)   $   78     $ 189
--------------------------------------------------------------------------------

The pretax changes in net unrealized investment gains (losses) are as follows:

(millions)              Years ended December 31        1999      1998      1997
--------------------------------------------------------------------------------
Fixed maturities                                     $ (208)   $  (22)   $   18
Equity securities                                      (100)     (155)       39
--------------------------------------------------------------------------------
Total                                                $ (308)   $ (177)   $   57
--------------------------------------------------------------------------------


The amortized cost and fair value of investments in fixed maturities and equity securities are as follows:

                                                   Gross       Gross
(millions)                            Amortized  Unrealized  Unrealized    Fair
As of December 31, 1999                  Cost      Gains       Losses     Value
--------------------------------------------------------------------------------
U.S. government and
   agencies                            $  170      $   1       $  (11)   $  160
States and political
   subdivisions                             8         --           (1)        7
Foreign governments                       755         14          (19)      750
Corporate securities                    1,577          8          (90)    1,495
Mortgage-backed securities                 44         --           (1)       43
Other fixed maturities                     43          1           (2)       42
                                      ------------------------------------------
Total fixed maturities                  2,597         24         (124)    2,497
Total equity securities                   662         12         (100)      574
--------------------------------------------------------------------------------
Total                                 $ 3,259      $  36       $ (224)  $ 3,071
--------------------------------------------------------------------------------


                                                   Gross       Gross
(millions)                            Amortized  Unrealized  Unrealized    Fair
As of December 31, 1998                  Cost      Gains       Losses     Value
--------------------------------------------------------------------------------
U.S. government and
   agencies                           $    96      $   6       $   (1)  $   101
States and political
   subdivisions                           485         32           --       517
Foreign governments                       740         65           (4)      801
Corporate securities                    1,596         54          (46)    1,604
Mortgage-backed securities                 25          1           --        26
Other fixed maturities                     53          1           --        54
                                      ------------------------------------------
Total fixed maturities                  2,995        159          (51)    3,103
Total equity securities                   756         49          (37)      768
--------------------------------------------------------------------------------
Total                                 $ 3,751      $ 208       $  (88)  $ 3,871
--------------------------------------------------------------------------------


The amortized cost and fair value of fixed maturities, by contractual maturity as of December 31, 1999, are shown on page 37. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  Amortized      Fair
(millions)                                           Cost       Value
----------------------------------------------------------------------
Due in one year or less                          $    152     $   140
Due after one year through five years                 730         729
Due after five years through ten years                841         799
Due after ten years                                   830         786
Mortgage-backed securities                             44          43
----------------------------------------------------------------------
Total fixed maturities                            $ 2,597     $ 2,497
----------------------------------------------------------------------


Securities on deposit for regulatory authorities as required by law amounted to $323 million at December 31, 1999 and $274 million at December 31, 1998. As required by the bylaws of Lloyd's brokers, cash and short-term investments subject to floating charges for the benefit of insurance creditors amounted to $1.2 billion and $1.3 billion at December 31, 1999 and 1998, respectively. Aon maintains premium trust bank accounts for premiums collected from insureds but not yet remitted to insurance companies of $1.3 billion at December 31, 1999 and 1998.

At  December  31,  1999  and  1998,   Aon  had  $41  million  and  $56  million,
respectively, of non-income producing investments.


6  DEBT AND LEASE COMMITMENTS
================================================================================

NOTES PAYABLE
The following is a summary of notes payable:

(millions)              As of December 31             1999        1998
-----------------------------------------------------------------------
6.9% debt securities, due July 2004                $   250       $  --
6.3% debt securities, due January 2004                 100         100
6.7% debt securities, due June 2003                    150         150
7.4% debt securities, due October 2002                 100         100
6.875% debt securities, due October 1999                --         100
Euro credit facility, due June 2003, with interest
  at 3.3% to 3.6%                                      292         343
Debt guarantee of employee stock ownership
  plan (ESOP)                                           --          17
Notes payable, due in varying installments,
  with interest at 4% to 10%                           119         113
-----------------------------------------------------------------------
Total notes payable                                $ 1,011       $ 923
-----------------------------------------------------------------------

In May 1999, Aon filed a universal shelf registration on Form S-3 with the Securities and Exchange Commission for the issuance of $500 million of debt and equity securities. In a public offering based on the shelf registration, Aon issued $250 million of 6.9% debt securities due July 2004. The net proceeds from the sale of the 6.9% notes were used to reduce outstanding short-term commercial paper borrowings.

In 1999, Aon's 6.875% debt securities, due in October 1999, were redeemed at 100% of the principal amount plus accrued interest.

Interest is payable semi-annually on all debt securities. In addition, the debt securities are not redeemable by Aon prior to maturity and contain no sinking fund provisions. Maturities of notes payable are $7 million, $5 million, $103 million, $442 million and $420 million in 2000, 2001, 2002, 2003 and 2004, respectively.

In 1998, Aon entered into a committed bank credit facility under which certain European subsidiaries can borrow up to EUR 400 million. At December 31, 1999, Aon had borrowed EUR 347 million ($351 million) under this facility, of which $59 million is classified as short-term borrowings and $292 million is classified as notes payable in the consolidated statements of financial position. Aon has $1.1 billion of other unused committed bank credit facilities at December 31, 1999 to support its commercial paper borrowings which were $844 million at December 31, 1999.

Information related to notes payable (excluding the debt guarantee of ESOP) and short-term borrowings is as follows:

Years ended December 31                   1999   1998   1997
-------------------------------------------------------------
Interest paid (millions)                 $ 105   $ 87  $ 70
Weighted-average  interest  rates--
  short-term  borrowings                   5.4%   5.5%  5.6%
-------------------------------------------------------------

DEBT GUARANTEE OF ESOP
Aon's ESOP entered into loan agreements to purchase Aon common stock. The loans were unconditionally guaranteed by Aon and therefore the unpaid balance of the loans was classified as notes payable in the accompanying consolidated statements of financial position. An equivalent amount, representing deferred compensation, was recorded as a deduction from stockholders' equity. The ESOP paid $18 million in 1999 and 1998 and $16 million in 1997, in loan principal and interest from contributions made by Aon to the ESOP, as well as dividend proceeds of common stock held by the ESOP. The loans had an interest rate of 8.35% and matured in 1999. The remaining 1,101,000 shares were released for allocation in 1999.

The following table details the shares held by the ESOP at December 31, 1998:

(thousands)
------------------------------------------
Allocated                           4,860
Committed to be released            1,101
------------------------------------------
Total                               5,961
------------------------------------------

LEASE COMMITMENTS
Aon has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1999 are:

(millions)
------------------------------------------
2000                              $   224
2001                                  197
2002                                  176
2003                                  154
2004                                  133
Later years                           727
------------------------------------------
Total minimum payments required   $ 1,611
------------------------------------------

Rental expenses for all operating leases for the years ended December 31, 1999, 1998 and 1997, amounted to $198 million, $202 million and $177 million, respectively.


7  INCOME TAX
================================================================================

Aon and its principal domestic subsidiaries are included in a consolidated life-nonlife federal income tax return. Aon's foreign subsidiaries file various income tax returns in their foreign jurisdictions.

Income before income taxes and the provision for income taxes consist of the following:


(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Income before income taxes:
  U.S.                                         $ 444       $ 528       $ 353
  Foreign                                        191         403         189
                                               ------------------------------
Total                                          $ 635       $ 931       $ 542
-----------------------------------------------------------------------------

Provision for income taxes:
Current:
  Federal                                      $ 201       $ 184       $  21
  Foreign                                         60          53          35
  State                                           20          23          18
                                               ------------------------------
Total current                                  $ 281       $ 260       $  74
-----------------------------------------------------------------------------
Deferred (credit):
  Federal                                      $ (42)      $   2       $ 100
  Foreign                                          7          87          24
  State                                           (3)         --           5
                                               ------------------------------
Total deferred                                   (38)         89         129
-----------------------------------------------------------------------------
Provision for income tax                       $ 243       $ 349       $ 203
-----------------------------------------------------------------------------


During 1999, 1998 and 1997, Aon's consolidated statements of income reflect a tax benefit of $26 million, $25 million and $24 million, respectively, on the capital securities.

A reconciliation of the income tax provisions based on the U.S. statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:

                  Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Statutory tax rate                              35.0%       35.0%       35.0%
Tax-exempt investment income                    (1.2)       (1.8)       (3.1)
Amortization of intangible assets
  relating to acquired businesses                2.8         1.9         3.3
State income taxes                               1.7         1.6         2.8
Other--net                                        --         0.8        (0.5)
-----------------------------------------------------------------------------
Effective tax rate                              38.3%       37.5%       37.5%
-----------------------------------------------------------------------------

Significant components of Aon's deferred tax assets and liabilities are as follows:

(millions)              As of December 31                    1999        1998
------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss and tax credit carryforwards          $   36      $   82
  Certain purchase accounting and special charges              58          93
  Unrealized investment losses                                 67          --
  Employee benefit plans                                       64          57
  Unrealized foreign exchange losses                           97          62
  Other                                                       156          92
                                                           -------------------
  Total                                                    $  478      $  386
------------------------------------------------------------------------------
Deferred tax liabilities:
  Policy acquisition costs                                 $  (53)     $  (41)
  Unrealized investment gains                                  --         (42)
  Other                                                      (127)        (38)
                                                           -------------------
  Total                                                      (180)       (121)
------------------------------------------------------------------------------
Valuation allowance                                           (28)        (51)
------------------------------------------------------------------------------
Net deferred tax assets                                    $  270      $  214
------------------------------------------------------------------------------

There are limitations on the utilization of net operating loss and tax credit carryforwards after a change of control, consequently, there will be annual limitations on the realization of these tax assets. Accordingly, in connection with the purchase of A&A, a $56 million valuation allowance was established in 1997. The valuation allowance changed to $51 million in 1998 and $28 million in 1999 corresponding to reductions in related deferred tax assets, with no effect on income. Subsequently, recognized tax benefits for these items would reduce excess of cost over net assets purchased. Although future earnings cannot be predicted with certainty, management currently believes that realization of the net deferred tax asset after consideration of the valuation allowance is more likely than not.

Prior to 1984, the life insurance companies were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were "capped" at December 31, 1983 and the balances will be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. As of December 31, 1999, the combined "policyholders' surplus account" of Aon's life insurance subsidiaries approximates $363 million. Aon's life insurance subsidiaries do not intend to make any taxable distributions or exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made. However, if such taxes were assessed, the amount of taxes payable would be approximately $127 million.

The amount of income taxes paid in 1999, 1998 and 1997 was $324 million, $249 million and $137 million, respectively.

8  REINSURANCE AND CLAIM RESERVES
================================================================================

Aon's insurance subsidiaries are involved in both the cession and assumption of reinsurance with other companies. Aon's reinsurance consists primarily of short-duration contracts that are entered into with numerous automobile dealerships and insurers. Aon's insurance subsidiaries remain liable to the extent that the reinsuring companies are unable to meet their obligations.

A summary of reinsurance activity is as follows:

(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Ceded premiums earned                          $ 624       $ 580       $ 609
Ceded premiums written                           510         528         713
Assumed premiums earned                          178         149         298
Assumed premiums written                         116         133         284
Ceded benefits to policyholders                  377         325         286
-----------------------------------------------------------------------------


Activity in the liability for policy contract claims is summarized as follows:

(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Liabilities at beginning of year               $ 483      $  520      $  535
Incurred losses:
   Current year                                  890         807         814
   Prior years                                   (39)        (19)        (50)
                                               ------------------------------
Total                                            851         788         764
-----------------------------------------------------------------------------
Payment of claims:
   Current year                                 (618)       (539)       (538)
   Prior years                                  (268)       (286)       (241)
                                               ------------------------------
Total                                           (886)       (825)       (779)
-----------------------------------------------------------------------------
Liabilities  at end of  year
  (net  of  reinsurance  recoverables:
  1999-$316, 1998-$296,  1997-$289)            $ 448       $ 483       $ 520
-----------------------------------------------------------------------------

9  REDEEMABLE PREFERRED STOCK, CAPITAL SECURITIES AND STOCKHOLDERS' EQUITY
================================================================================

REDEEMABLE  PREFERRED STOCK
At December 31, 1999, 1,000,000 shares of redeemable preferred stock are outstanding. Dividends are cumulative at an annual rate of $2.55 per share. The shares of redeemable preferred stock will be redeemable at the option of Aon or the holders, in whole or in part, at $50.00 per share beginning one year after the occurrence of certain future events.

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

Aon Capital A issued $800 million of 8.205% capital securities in January 1997. The proceeds from the issuance of the Capital Securities were used to finance a portion of the A&A acquisition. The Capital Securities are subject to mandatory redemption on January 1, 2027 or are redeemable in whole, but not in part, at the option of Aon upon the occurrence of certain events. Interest is payable semi-annually on the Capital Securities. The Capital Securities are categorized in the consolidated statements of financial position as "Company-Obligated Mandatorily Redeemable Preferred Capital Securities of Subsidiary Trust Holding Solely the Company's Junior Subordinated Debentures." The after-tax interest incurred on the Capital Securities is reported as minority interest in the consolidated statements of income.

8% CUMULATIVE  PERPETUAL PREFERRED STOCK
A December 31, 1996, 5,446,000 shares of 8% cumulative perpetual preferred stock were outstanding. Dividends were cumulative at the annual rate of $2.00 per share. In November 1997, Aon purchased and retired all of the remaining outstanding shares at a total cost of $136 million.

COMMON STOCK
Aon repurchased 2,774,000,  1,043,000 and 303,000 shares in 1999, 1998 and 1997, respectively, of its common stock, primarily to provide shares for stock compensation plans and the conversion of preferred stock. In addition, Aon issued 1.5 million new shares of common stock in 1999 for employee benefit plans and for acquisitions.

DIVIDENDS
A summary of dividends incurred is as follows:

(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Redeemable preferred stock                     $   3       $   3       $   3
8% cumulative perpetual preferred stock           --          --           9
Common stock                                     207         191         168
-----------------------------------------------------------------------------
Total dividends incurred                       $ 210       $ 194       $ 180
-----------------------------------------------------------------------------


STATUTORY CAPITAL AND SURPLUS
Generally, the capital and surplus of Aon's insurance subsidiaries available for transfer to the parent company are limited to the amounts that the insurance subsidiaries' statutory capital and surplus exceed minimum statutory capital requirements; however, payments of the amounts as dividends may be subject to approval by regulatory authorities. See note 7 for possible tax effects of distributions made out of untaxed earnings.

Net statutory income of the insurance subsidiaries is summarized as follows:


(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Life insurance                                 $ 101       $ 239       $ 265
Property casualty                                 57          62          66
-----------------------------------------------------------------------------

Statutory capital and surplus of the insurance subsidiaries is summarized as follows:


(millions)              As of December 31       1999        1998        1997
-----------------------------------------------------------------------------
Life insurance                                 $ 502       $ 610       $ 724
Property casualty                                411         446         438
-----------------------------------------------------------------------------

10  EMPLOYEE BENEFITS
================================================================================

SAVINGS AND PROFIT SHARING PLANS
Aon subsidiaries maintain contributory savings plans for the benefit of United States salaried and commissioned employees. Provisions made for these plans were $37 million in 1999 and $22 million in 1998 and 1997.

EMPLOYEE STOCK OWNERSHIP PLAN
Aon subsidiaries maintained a leveraged ESOP for the benefit of the United States salaried and certain commissioned employees. The final allocation under the leveraged ESOP was for 1998. Contributions to the ESOP amounted to $16 million and $14 million in 1998 and 1997, respectively. There were no contributions in 1999.

PENSION AND OTHER POSTRETIREMENT BENEFITS
Aon sponsors defined benefit, pension and postretirement health and welfare plans that provide retirement, medical and life insurance benefits. The postretirement health care plans are contributory, with retiree contributions adjusted annually; the life insurance and pension plans are noncontributory.

U.S. PENSION AND OTHER BENEFIT PLANS
The following tables provide a reconciliation of the changes in obligations and fair value of assets for the years ended December 31, 1999 and 1998 and a statement of the funded status as of December 31, 1999 and 1998.

                                              Pension Benefits   Other Benefits
(millions)                                      1999     1998     1999     1998
--------------------------------------------------------------------------------
Reconciliation of benefit obligation
Obligation at beginning
  of period                                    $ 756    $ 692    $  70    $  61
Service cost                                      31       32        2        1
Interest cost                                     55       51        5        5
Participant contributions                         --       --        5        4
Plan amendments                                   --       (8)      --       --
Actuarial (gain) loss                             (2)     (13)      (8)       7
Acquisitions                                      --       11       --       --
Benefit payments                                 (40)     (38)     (12)      (8)
Curtailments                                      --       --        7       --
Special termination benefits                      32       --       --       --
Change in interest rate                         (100)      29       --       --
--------------------------------------------------------------------------------
Obligation at end of period                    $ 732    $ 756    $  69    $  70
--------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
Fair value at beginning
  of period                                    $ 904    $ 853    $   8    $   7
Actual return on plan assets                      66       60       --        1
Acquisitions                                      --       16       --       --
Employer contributions                             3       13       --       --
Benefit payments                                 (40)     (38)      --       --
--------------------------------------------------------------------------------
Fair value at end of period                    $ 933    $ 904    $   8    $   8
--------------------------------------------------------------------------------
Funded status
Funded status at
  end of period                                $ 201    $ 148    $ (61)   $ (62)
Unrecognized prior-service                        (6)      (6)      (5)     (10)
Unrecognized gain                               (169)     (99)     (16)     (16)
--------------------------------------------------------------------------------
Prepaid (accrued) benefit
  cost                                         $  26    $  43    $ (82)   $ (88)
--------------------------------------------------------------------------------

Pension plan assets include 2.5 million shares of common stock issued by Aon for 1999 and 1998 on which dividends of $2 million were received in both years.

In February 1999, Aon established a limited time early retirement incentive program that provided benefits through the defined benefit pension plan. The additional cost of termination benefits applicable for 1999 resulting from the program has been included above.

The following table provides the components of net periodic benefit cost (credit) for the plans for the years ended December 31, 1999, 1998 and 1997:


(millions)        Pension Benefits              1999        1998        1997
-----------------------------------------------------------------------------
Service cost                                   $  31       $  32       $  32
Interest cost                                     55          51          46
Expected return on plan assets                   (89)        (71)        (62)
Amortization of prior-service                     (1)         (1)         --
Amortization of net gain                          (6)         --          --
-----------------------------------------------------------------------------
Net periodic benefit cost (credit)             $ (10)      $  11       $  16
-----------------------------------------------------------------------------


(millions)        Other Benefits                1999        1998        1997
-----------------------------------------------------------------------------
Service cost                                   $   2       $   1       $   2
Interest cost                                      5           5           4
Expected return on plan assets                    --          (1)         (1)
Amortization of prior-service                     (5)         (5)         (5)
Amortization of net gain                          (1)         (1)         (1)
-----------------------------------------------------------------------------
Net periodic benefit cost (credit)             $   1       $  (1)      $  (1)
-----------------------------------------------------------------------------

The weighted-average assumptions for the measurement period for U.S. benefit obligations are shown in the following table:

                                              Pension Benefits  Other Benefits
                                               1999     1998     1999     1998
-------------------------------------------------------------------------------
Discount rate                                   8.0%     7.2%     8.0%     7.2%
Expected return on plan assets                 10.0      9.0       --       --
Rate of compensation increase                   4.0      5.0      4.0      5.0
-------------------------------------------------------------------------------


ASSUMPTIONS FOR OTHER POSTRETIREMENT BENEFITS
The employer's liability for future plan cost increase is limited in any year to 5% per annum. For measurement purposes in 1999, 1998 and 1997, 7.0%, 7.5% and 8.5%, respectively, annual rate of increase in the per capita cost of covered health care benefits (trend rate) adjusted for actual current year cost experience was assumed, decreasing gradually to 6% in year 2003 and remaining the same thereafter. However, with the employer funding increase cap limited to 5% per year, net employer trend rates are effectively limited to 5% per year in the future.

Due to the employer funding cap, a 1% change in assumed healthcare cost trend rates has no effect on the service and interest cost components of net periodic postretirement healthcare benefit cost and on the accumulated postretirement benefit obligation for the measurement period ended in 1999.

INTERNATIONAL PENSION PLANS
The following tables provide a reconciliation of the changes in obligations and fair value of assets for the years ended December 31, 1999 and 1998 and a statement of the funded status as of December 31, 1999 and 1998 for material international plans, which are located in the United Kingdom and The Netherlands.

                                                        International Pension
(millions)                                                  1999        1998
-----------------------------------------------------------------------------

Reconciliation of benefit obligation
Obligation at beginning of period                        $ 2,147     $ 1,623
Service cost                                                  74          61
Interest cost                                                127         113
Participants contributions                                     6           7
Benefit payments                                             (77)        (73)
Change in interest rate                                       29         375
Foreign exchange translation                                 (96)         41
-----------------------------------------------------------------------------
Obligation at end of period                              $ 2,210     $ 2,147
-----------------------------------------------------------------------------

Reconciliation of fair value of plan assets
Fair value at beginning of period                        $ 1,976     $ 1,752
Actual return on plan assets                                 248         215
Employer contributions                                        61          33
Participants contributions                                     6           7
Benefit payments                                             (77)        (73)
Foreign exchange translation                                 (92)         42
-----------------------------------------------------------------------------
Fair value at end of period                              $ 2,122     $ 1,976
-----------------------------------------------------------------------------

Funded status
Funded status at end of period                           $   (88)    $  (171)
Unrecognized prior-service                                     1           1
Unrecognized loss                                            260         430
Additional minimum pension liability                         (60)       (155)
-----------------------------------------------------------------------------
Prepaid benefit cost                                     $   113     $   105
-----------------------------------------------------------------------------

In 1999, plans with a projected benefit obligation (PBO) in excess of the fair value of plan assets had a PBO of $1.4 billion and plan assets with a fair value of $1.3 billion, and plans with an accumulated benefit obligation (ABO) in excess of the fair value of plan assets had an ABO of $480 million and plan assets with a fair value of $440 million. Also, in 1999, the prepaid benefit cost presented in the foregoing table is comprised of plans with prepaid assets of $173 million and accrued liabilities of $60 million.

The following table provides the components of net periodic benefit cost for the international plans for the measurement period ended in 1999, 1998 and 1997:


(millions)                                      1999        1998        1997
-----------------------------------------------------------------------------
Service cost                                  $   74      $   61      $   49
Interest cost                                    127         113          96
Expected return on plan assets                  (196)       (172)       (141)
Amortization of net loss                           8           2          --
-----------------------------------------------------------------------------
Net periodic benefit cost                     $   13       $   4       $   4
-----------------------------------------------------------------------------

The   weighted-average   assumptions   for  the   measurement   period  for  the
international pension benefit obligations are shown in the following table:

                                                1999        1998        1997
-----------------------------------------------------------------------------
Discount rate                               6.0- 7.0%   6.0- 7.0%        7.0%
Expected return on plan assets              7.0-10.0    7.0-10.0    7.0-10.0
Rate of compensation increase               4.0- 4.5    4.0- 4.5    4.0- 5.5
-----------------------------------------------------------------------------


11  STOCK COMPENSATION PLANS
================================================================================

STOCK AWARD PLAN
Under the Aon Stock Award Plan, Aon could award up to 19,400,000 shares of common stock. At December 31, 1999, approximately 3,900,000 shares remain available for award. Generally, the award plan requires the employees to complete three continuous years of service before the award begins to vest in increments until the completion of a ten-year period of continuous employment. In general, most awarded shares are issued as they become vested. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested awards. The compensation cost associated with each award is deferred and amortized over the period of continuous employment using the straight-line method.

Aon common stock awards outstanding consist of the following:

(shares in thousands)
Years ended December 31                         1999        1998        1997
-----------------------------------------------------------------------------
Shares outstanding at beginning
  of year                                      9,321       9,621       7,815
Granted                                        2,056       1,179       2,804
Vested and exercised                          (1,159)     (1,205)       (855)
Canceled                                        (353)       (274)       (143)
-----------------------------------------------------------------------------
Shares outstanding at end of year              9,865       9,321       9,621
-----------------------------------------------------------------------------

STOCK OPTION PLAN
Under the nonqualified Aon Stock Option Plan, options to purchase common stock were granted to certain officers and employees of Aon and its subsidiaries at 100% of market value on the date of grant. Under the plan, Aon could issue options to purchase up to 35,000,000 shares. Generally, the option plan requires employees to complete three continuous years of service before the options begin to vest in increments until the completion of a six-year period of continuous employment.

A summary of Aon's stock option activity and related information consists of the following:

Years ended December 31                       1999           1998           1997
--------------------------------------------------------------------------------
                                         Weighted-      Weighted-      Weighted-
                                           Average        Average        Average
                                          Exercise       Exercise       Exercise
(shares in thousands)                 Shares Price   Shares Price   Shares Price
--------------------------------------------------------------------------------
Beginning
  outstanding                        10,298   $ 26   9,078   $ 21    7,914  $ 17
Granted                               2,417     43   2,381     43    2,469    32
Exercised                            (1,026)    17    (987)    15     (869)   13
Canceled                               (466)    28    (174)    22     (436)   19
--------------------------------------------------------------------------------
Ending
  outstanding                        11,223   $ 31  10,298   $ 26    9,078  $ 21
--------------------------------------------------------------------------------
Exercisable at
  end of year                         1,833   $ 17   1,262   $ 15    1,044  $ 14
--------------------------------------------------------------------------------
Options available
  for grant                           4,843          6,795           9,002
--------------------------------------------------------------------------------

A summary of options outstanding and exercisable is as follows:

As of December 31, 1999
(shares in thousands)
--------------------------------------------------------------------------------
                                 Options Outstanding         Options Exercisable
--------------------------------------------------------------------------------
                                  Weighted-
                                    Average Weighted-                  Weighted-
Range of                          Remaining   Average                    Average
Exercise             Shares     Contractual  Exercise           Shares  Exercise
Prices          Outstanding     Life(years)     Price      Exercisable     Price
--------------------------------------------------------------------------------
$ 14.17-$ 15.09       1,423             1.3   $ 14.93              780   $ 14.92
  15.22-  21.72       1,303             2.0     16.08              613     16.20
  22.89-  22.89       1,614             3.2     22.89              385     22.89
  23.56-  28.92       2,136             6.9     28.62               55     25.65
  29.63-  42.67         530             7.9     35.70               --        --
  43.33-  43.33       2,120             8.2     43.33               --        --
  43.44-  49.29       2,097             9.2     43.56               --        --
--------------------------------------------------------------------------------
$ 14.17-$ 49.29      11,223             5.8   $ 30.51            1,833   $ 17.34
--------------------------------------------------------------------------------

As of December 31, 1998
(shares in thousands)
--------------------------------------------------------------------------------
                                 Options Outstanding         Options Exercisable
--------------------------------------------------------------------------------
                                  Weighted-
                                    Average Weighted-                  Weighted-
Range of                          Remaining   Average                    Average
Exercise             Shares     Contractual  Exercise           Shares  Exercise
Prices          Outstanding     Life(years)     Price      Exercisable     Price
--------------------------------------------------------------------------------
$ 12.71-$ 14.86         572             1.9   $ 13.91              315   $ 13.46
  15.09-  15.09       1,292             2.2     15.09              446     15.09
  15.22-  15.89       1,335             3.1     15.85              297     15.81
  15.93-  21.72         423             1.8     16.52              204     16.56
  22.89-  22.89       1,848             4.2     22.89               --        --
  23.55-  28.92       2,223             7.9     28.63               --        --
  35.06-  47.87       2,605             9.1     41.99               --        --
--------------------------------------------------------------------------------
$ 12.71-$ 47.87      10,298             5.6   $ 26.31            1,262   $ 15.09
--------------------------------------------------------------------------------


PRO FORMA INFORMATION
Pro forma information regarding net income and net income per share is required by FASB Statement No. 123, and has been determined as if Aon had accounted for employee stock options and stock awards under the fair value method.

The pro forma net income and net income per share information is as follows:

Years ended December 31                         1999        1998        1997
-----------------------------------------------------------------------------
Net income (millions):
   As reported                                 $ 352       $ 541       $ 299
   Pro forma                                     341         530         292
Net income per share:
  Dilutive
   As reported                                  1.33        2.07        1.12
   Pro forma                                    1.29        2.03        1.09
  Basic
   As reported                                  1.35        2.11        1.14
   Pro forma                                    1.31        2.07        1.11
-----------------------------------------------------------------------------

The fair value per share of options and awards granted is estimated as $10.87 and $35.02 in 1999, $11.01 and $37.39 in 1998, and $5.98 and $27.73 in 1997,
respectively, on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                1999        1998        1997
-----------------------------------------------------------------------------
Dividend yield                                   2.0%        2.0%        2.5%
Expected volatility                               21%         20%         20%
Risk-free interest rate                            6%          6%          6%
Expected term life (in years):
   Stock options                                0.87        1.35        1.35
   Stock awards                                    0           0           0
-----------------------------------------------------------------------------

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

EMPLOYEE STOCK PURCHASE PLANS
Effective July 1, 1998, Aon adopted an employee stock purchase plan, which provides for the purchase of a maximum of 7,500,000 shares of Aon's common stock by eligible U.S. employees. Under the plan, shares of Aon's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value of the common stock on the first or the last day of each six-month period. No shares were issued under the plan in 1998. In 1999, 333,000 shares were purchased by employees under the plan. Approximately 320,000 shares were purchased by employees under the plan in January 2000.

In 1999, Aon adopted an employee stock purchase plan which provides for the purchase of approximately 720,000 shares of Aon's common stock by eligible U.K. employees that is similar to the U.S. plan described above. No shares were issued under the plan in 1999.

12  FINANCIAL INSTRUMENTS
================================================================================

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

In addition to creating market risks that offset the underlying business exposures, certain derivatives also give rise to credit risks due to possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to Aon. Aon has limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions and by using exchange-traded instruments. Aon closely monitors the credit-worthiness of and exposure to its counterparties and considers its credit risk to be minimal. At December 31, 1999 and 1998, Aon placed securities in escrow amounting to $4 million and $8 million, respectively, relating to these derivative contracts.

FOREIGN EXCHANGE RISK MANAGEMENT
Certain of Aon's foreign brokerage subsidiaries, primarily in the United Kingdom, receive revenues in currencies that differ from the currency in which their operating expenses are denominated. To reduce the variability of cash flows from these operations, foreign exchange forward contracts and options are used having settlement dates that are primarily less than one year. Related gains or losses on these contracts are reflected as an adjustment to income when the currencies are exchanged to settle expense commitments. Forward contracts entered into require no up-front premium and settle at the expiration of the related contract.

Prior to July 1999, Aon managed a group of foreign exchange and interest rate risks that considered the correlation among thirteen currency rates and two short-term interest rates. Aon used foreign currency listed futures and options on futures, as well as over-the-counter options, and forward contracts to manage the effects of foreign currency fluctuations on the translation of the financial statements of Aon's foreign operations. Generally, related gains and losses on these contracts were reflected as an adjustment to income when settled. For contracts designated as hedges of a net investment in foreign subsidiary, realized and unrealized gains were recorded directly to stockholders' equity as a component of net unrealized foreign exchange gains and losses.

INTEREST RATE RISK MANAGEMENT
Aon uses interest rate derivative contracts to manage the interest rate risk associated with assets and liabilities underlying its insurance underwriting and insurance brokerage businesses. Interest rate derivatives are also utilized to manage the company's funding and other corporate risks in the U.S. and in Europe.

Interest rate swap agreements are being used to manage asset and liability durations. Prior to 1999, exchange-traded Eurodollar futures, used in conjunction with basis rate swaps, were used to manage asset liability durations related to various other crediting arrangements emanating from other insurance underwriting businesses. As of December 31, 1999 and 1998, these swap agreements had the net effect of shortening asset durations. Variable rates received on interest rate and basis rate swap agreements correlate with crediting rates paid on outstanding liabilities. The net effect of swap payments is settled periodically and reported in income. There is no settlement of underlying notional amounts.

Aon also enters into interest rate swap and floor agreements and purchases exchange-traded futures and options to limit its exposure to decreasing short-term interest rates, primarily relating to brokerage fiduciary funds in the U.S., U.K. and Europe. Aon also enters into interest rate swap agreements, sells exchange-traded interest rate futures and purchases interest rate caps to limit its interest rate exposure to financing short-term receivables and to manage corporate funding risks. The net effect of swap payments is settled periodically and reported in income. There is no settlement of underlying notional amounts. Exchange-traded futures are valued and settled daily, with amounts reported in income when the contract expires. The commission paid for these futures contracts represents the cost basis of the position, until it expires or is closed. The premium that Aon pays for interest rate caps represents the cost basis of the position until it expires or is closed.

SECURITY PRICE RISK MANAGEMENT
Exchange-traded treasury and equity futures and options are used primarily as a hedge against the value of Aon's available for sale fixed-maturity and equity investments. Aon also uses exchange traded equity futures and options to protect the value of its pension equity investments. Aon sells futures, purchases put options and writes call options. Exchange-traded futures and options are valued and settled daily. The premium that Aon pays for purchased options and receives for written options represents the cost basis of the option until it expires or is closed.

In most cases, derivatives hedging the invested asset portfolio are hedging groups of invested assets. The sale, maturity or extinguishment of a hedged invested asset within a group would not affect the accounting method for the derivative. The accounting for a hedge would differ from the company's regular accounting practices if the hedge ceases to meet the criteria for hedge accounting.

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

NOTIONAL AND OTHER DATA
The following are the notional amounts of Aon's outstanding derivatives grouped by the types of risks being managed reflecting various periods of exposure:

(millions)                 As of December 31                1999        1998
-----------------------------------------------------------------------------
Foreign currency management
  Forwards                                                $   65      $  195
  Futures                                                     --          69
  Call options                                               165          35
Interest rate and asset/liability duration
  management
  Eurodollar futures                                       4,455       1,730
  Eurosterling options                                       297          --
  Eurosterling futures                                       329         900
  Treasury futures                                            55          15
  Treasury call options                                       49          30
  Treasury put options                                        35          10
  Interest rate swaps--pay fixed                             660       1,192
  Interest rate swaps--receive fixed                          --         172
  Basis rate swaps--pay and receive variable                 397         184
-----------------------------------------------------------------------------

Aon amortized into income $6 million in 1999, $1 million in 1998 and $3 million in 1997 of net deferred gains relating to derivatives. Separately deferred hedging gains or losses for derivative financial instruments accounted for as hedges of anticipated transactions were $0 at December 31, 1999 and $5 million of gains at December 31, 1998.

The interest rates on Aon's outstanding swaps at December 31 are presented below:

                         Receive         Pay        Pay       Receive
                           Fixed    Variable      Fixed      Variable
----------------------------------------------------------------------
1999                          --     5.7-5.9%   5.3-6.6%      5.1-6.0%
1998                     4.0-8.1%    3.2-8.8%   4.8-9.7%      4.3-5.7%
----------------------------------------------------------------------

As of December 31, 1999, swaps have maturities ranging from January 2000 to July 2004. Aon receives variable rates based on the one-month commercial paper rate.

OTHER FINANCIAL INSTRUMENTS
Aon has certain investment commitments to provide capital and fixed-rate loans, as well as certain forward contract purchase commitments. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 1999 and 1998 totaled $312 million and $283 million, respectively.

Subsidiaries of Aon have entered into agreements with financial institutions, whereby the subsidiaries sold certain receivables, with limited recourse. Agreements provide for sales of receivables on a continuing basis through December 2002. As of December 31, 1999 and 1998, the maximum commitment contained in these agreements was $3.6 billion and $2.8 billion, respectively. Aon's maximum credit risk under recourse provisions of these agreements was approximately $260 million and $202 million at December 31, 1999 and 1998, respectively. In 1999, a subsidiary of Aon sold $10 million of credit protection in the form of a credit default swap and purchased similar credit protection, also in the form of a credit default swap, to offset its risk in the transaction.

An Aon subsidiary issues fixed- and floating-rate Guaranteed Investment Contracts (GICS) and floating-rate funding agreements and invests the proceeds primarily in the U.S. fixed income markets. The assets backing the GICS are subject to varying elements of credit and market risk.

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

As of December 31                         1999                      1998
------------------------------------------------------------------------------
                                    Carrying    Fair         Carrying    Fair
(millions)                             Value   Value            Value   Value
------------------------------------------------------------------------------
Assets:
  Fixed maturities and
    equity securities                $ 3,071 $ 3,071          $ 3,871 $ 3,871
  Other investments                      740     739              349     348
  Cash, receivables
    and short-term
    investments                       10,545  10,545            9,550   9,550
  Derivatives*                            --       3               --      (2)
Liabilities:
  Investment type
    insurance contracts                1,207   1,147            1,261   1,310
  Short-term borrowings,
    premium payables
    and general expenses              10,277  10,277            8,897   8,897
  Notes payable                        1,011   1,001              923     932
  Capital securities                     800     792              800     916
------------------------------------------------------------------------------
* These exclude derivatives with a carrying value of $1 million and $(2) million and a fair value of $(1) million and $(2) million that are included in other asset categories at December 31, 1999 and 1998, respectively.


13  CONTINGENCIES
================================================================================

Aon and its subsidiaries are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of business. The damages that may be claimed are substantial, including in many instances claims for punitive or extraordinary damages. Accruals for these items have been provided to the extent that losses are deemed probable and are estimable.

In 1998, the Internal Revenue Service (IRS) proposed adjustments to the tax of certain Aon subsidiaries for the period of 1990 through 1993. Most of these adjustments should be resolved through factual substantiation of certain accounting matters. However, the IRS has contended that retro-rated extended warranty contracts do not constitute insurance for tax purposes. Accordingly, the IRS has proposed a deferral of deductions for obligations under those contracts. The effect of such deferral would be to increase the current tax obligations of certain Aon subsidiaries by approximately $74 million, $3 million, $5 million and $12 million (plus interest) in years 1990, 1991, 1992 and 1993, respectively. Aon believes that the IRS's position is without merit and inconsistent with numerous previous IRS private letter rulings. Aon has commenced an administrative appeal and intends to contest vigorously such treatment. Aon believes that if the contracts are deemed not to be insurance for tax purposes, they would be recharacterized in such a way that the increased taxes for the years in question would be far less than the proposed assessments.

In the second quarter of 1999, Allianz Life Insurance Company of North America, Inc. ("Allianz") filed an amended complaint in Minnesota adding a brokerage subsidiary of Aon as a defendant in an action which Allianz brought against three insurance carriers reinsured by Allianz. These three carriers provided certain types of workers' compensation reinsurance to a pool of insurers and to certain facilities managed by Unicover Managers, Inc. ("Unicover"), a New Jersey corporation not affiliated with Aon. Allianz alleges that the Aon subsidiary acted as an agent of the three carriers when placing reinsurance coverage on their behalf. Allianz claims that the reinsurance it issued should be rescinded or that it should be awarded damages, based on alleged fraudulent, negligent and innocent misrepresentations by the carriers, through their agents, including the Aon subsidiary defendant. Aon believes that the Aon subsidiary has meritorious defenses and the Aon subsidiary intends to vigorously defend this claim.

Except for an action filed to compel Aon to produce documents to which Aon is responding, the Allianz lawsuit is the only lawsuit or arbitration relating to Unicover in which any Aon related entity is a party. However, in fourth quarter 1999 Aon recognized a pretax charge for $72 million in general expenses in its insurance brokerage and other services segment relating to Unicover and other litigation matters. Of this charge, $27 million is for a January 2000 settlement of certain Unicover related business reinsured by Reliance Group Holdings, Inc. The remaining Unicover issues are complex and, therefore, the timing of resolution cannot be determined at this time.

Certain U.K. subsidiaries of Aon have been required by their regulatory body, the Personal Investment Authority (PIA), to review advice given by those subsidiaries to individuals who bought pension plans during the period from April 1988 to June 1994. These reviews have resulted in a requirement to pay compensation to clients based on guidelines issued by the PIA. In 1999, Aon charged general expenses for $121 million in the consulting segment to provide for these payments. As of December 31, 1999, Aon has $107 million remaining in general expense liabilities for these payments which are expected to be disbursed over the next few years. Aon's ultimate exposure from the private pension plan review, as presently calculated, is subject to a number of variable factors including, among others, equity markets, the rate of response to the pension review mailings, the interest rate established quarterly by the PIA for calculating compensation and the precise scope, duration and methodology of the review, including whether recent regulatory guidance will have to be applied to previously settled claims.

Although the ultimate outcome of all matters referred to above cannot be ascertained and liabilities in indeterminate amounts may be imposed on Aon or its subsidiaries, on the basis of present information, availability of insurance coverages and advice received from counsel, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the consolidated financial position of Aon beyond amounts provided. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters.

14 SEGMENT INFORMATION
================================================================================

Aon classifies its business into three major segments based on the type of service or product, and a fourth nonoperating segment. The Insurance Brokerage and Other Services segment is comprised of retail and reinsurance brokerage operations, which include specialty and wholesale activity. The Consulting segment is Aon's employee benefit and human resource consulting organization. The Insurance Underwriting segment is comprised of direct sales life, accident and health, extended warranty, specialty and other insurance products. The Corporate and Other segment revenues consist primarily of investment income on capital.

Amounts reported in the tables for the four segments, when aggregated, total to the amounts in the accompanying consolidated financial statements. Revenues are attributed to geographic areas based on the location of the resources producing the revenues. Intercompany revenues and expenses are eliminated in computing consolidated revenues and income before income tax. There are no material inter-segment amounts to be eliminated. Long-lived assets and related depreciation and amortization are not material.

Selected information about Aon's operating and geographic areas of operation follows:

CONSOLIDATED REVENUE BY GEOGRAPHIC AREA
(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
  United States                              $ 4,131     $ 3,736     $ 3,413
  United Kingdom                               1,352       1,244       1,158
  Continent of Europe                            841         790         439
  Rest of World                                  746         723         741
-----------------------------------------------------------------------------
  Total                                      $ 7,070     $ 6,493     $ 5,751
-----------------------------------------------------------------------------

INVESTMENT INCOME BY SEGMENT

(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
  Insurance brokerage and other
    services (primarily short-term
    investments)                               $ 159       $ 194       $ 163
  Consulting                                       3           6           6
  Insurance underwriting
    (primarily fixed maturities)                 251         240         214
  Corporate and other                            164         150         117
-----------------------------------------------------------------------------
  Total                                        $ 577       $ 590       $ 500
-----------------------------------------------------------------------------

INSURANCE BROKERAGE AND OTHER SERVICES
(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Revenue by geographic area:
  United States                              $ 2,146     $ 1,884     $ 1,670
  United Kingdom                                 830         798         733
  Continent of Europe                            680         626         317
  Rest of World                                  488         474         501
=============================================================================
Revenue by product:
  Retail                                     $ 2,831     $ 2,761     $ 2,327
  Reinsurance and wholesale                    1,313       1,021         894
                                             --------------------------------
  Total                                        4,144       3,782       3,221
-----------------------------------------------------------------------------
Operating expenses                             3,422       3,086       2,749
Amortization of intangibles                       38          33          36
                                             --------------------------------
  Total expenses                               3,460       3,119       2,785
-----------------------------------------------------------------------------
Income before income tax excluding
  special charges                                684         663         436
Special charges                                  191          --         132
                                             --------------------------------
  Income before income tax                   $   493     $   663     $   304
-----------------------------------------------------------------------------
Identifiable assets at December 31           $ 9,467     $ 9,006     $ 8,382
-----------------------------------------------------------------------------

CONSULTING
(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Revenue by geographic area:
  United States                               $  405       $ 387       $ 358
  United Kingdom                                 147         134         131
  Continent of Europe                             44          36          18
  Rest of World                                   60          58          46
                                             --------------------------------
  Total                                          656         615         553
-----------------------------------------------------------------------------
Operating expenses                               573         544         491
Amortization of intangibles                        3           3           4
                                             --------------------------------
  Total expenses                                 576         547         495
-----------------------------------------------------------------------------
Income before income tax excluding
  special charges                                 80          68          58
Special charges                                  122          --          13
                                              -------------------------------
  Income (loss) before income tax             $  (42)      $  68       $  45
-----------------------------------------------------------------------------
Identifiable assets at December 31            $  248       $ 150       $ 141
-----------------------------------------------------------------------------

INSURANCE UNDERWRITING
(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Revenue by geographic area:
  United States                              $ 1,457     $ 1,366     $ 1,308
  United Kingdom                                 349         290         274
  Continent of Europe                            115         117         102
  Rest of World                                  185         173         174
=============================================================================
Revenue by product:
  Direct sales                               $ 1,098     $ 1,053     $ 1,035
  Extended warranty                              730         643         574
  Specialty and other                            278         250         249
                                             --------------------------------
  Total                                        2,106       1,946       1,858
-----------------------------------------------------------------------------
Benefits to policyholders                        973         896         842
Operating expenses                               596         551         530
Amortization of deferred
  acquisition costs                              247         216         208
                                               ------------------------------
  Total expenses                               1,816       1,663       1,580
-----------------------------------------------------------------------------
  Income before income tax                   $   290     $   283     $   278
-----------------------------------------------------------------------------
Identifiable assets at December 31           $ 5,640     $ 5,213     $ 4,936
-----------------------------------------------------------------------------

CORPORATE AND OTHER
(millions)        Years ended December 31       1999        1998        1997
-----------------------------------------------------------------------------
Total revenue                                $   164     $   150     $   119
-----------------------------------------------------------------------------
Operating expenses                                63          60          26
Interest expense                                 105          87          70
Amortization of intangibles                      102          86          81
                                              -------------------------------
  Total expenses                                 270         233         177
-----------------------------------------------------------------------------
Loss before income tax excluding
  special charges                               (106)        (83)        (58)
Special charges                                   --          --          27
                                             --------------------------------
  Loss before income tax                     $  (106)    $   (83)    $   (85)
-----------------------------------------------------------------------------
Identifiable assets at December 31           $ 5,777     $ 5,319     $ 5,232
-----------------------------------------------------------------------------

REPORTS BY INDEPENDENT AUDITORS AND MANAGEMENT

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
Aon CORPORATION

We have audited the accompanying consolidated statements of financial position of Aon Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ERNST & YOUNG LLP
                                                         ---------------------
                                                         ERNST & YOUNG LLP

Chicago, Illinois
February 8, 2000



REPORT BY MANAGEMENT

The management of Aon Corporation is responsible for the integrity and objectivity of the financial statements and other financial information in the annual report. The statements have been prepared in conformity with accounting principles generally accepted in the United States. These statements include informed estimates and judgments for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. Financial information elsewhere in this report is consistent with that in the financial statements. The consolidated financial statements have been audited by our independent auditors. Their role is to render an independent professional opinion on Aon's financial statements.

Management maintains a system of internal control designed to meet its responsibilities for reliable financial statements. The system is designed to provide reasonable assurance, at appropriate costs, that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative costs and expected benefits of those controls. It is management's opinion that its system of internal control as of December 31, 1999, was effective in providing reasonable assurance that its financial statements were free of material misstatement. In addition, management supports and maintains a professional staff of internal auditors who coordinate audit coverage with the independent auditors and conduct an extensive program of financial and operational audits.

The Board of Directors selects an Audit Committee from among its members. No member of the Audit Committee is an employee of Aon. The Audit Committee is responsible for recommending appointment of the independent auditors and provides oversight relating to the review of financial information provided to stockholders and others, the systems of internal control which management and the board of directors have established and the audit process. The Audit Committee meets periodically with management, internal auditors and independent auditors to review the work of each and satisfy itself that those parties are properly discharging their responsibilities. Both the independent auditors and the internal auditors have free access to the Audit Committee, without the presence of management, to discuss the adequacy of internal control and to review the quality of financial reporting.

SELECTED FINANCIAL DATA

(millions except common stock and per share data)           1999           1998            1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
      Brokerage commissions and fees                    $  4,639       $  4,197        $  3,605       $  1,919       $  1,651
      Premiums and other                                   1,854          1,706           1,646          1,577          1,473
      Investment income                                      577            590             500            392            342
                                                         ---------------------------------------------------------------------
            Total revenue                                  7,070          6,493           5,751          3,888          3,466
------------------------------------------------------------------------------------------------------------------------------

      Income from continuing operations
            excluding special charges                   $    547       $    541        $    406       $    351       $    304
      Income from continuing operations                      352            541             299            292            304
      Discontinued operations                                 --             --              --             43             99
      Net income                                             352            541             299            335            403
------------------------------------------------------------------------------------------------------------------------------
DILUTIVE PER SHARE DATA*
      Income from continuing operations
            excluding special charges                   $   2.07       $   2.07        $   1.55       $   1.33       $   1.14
      Income from continuing operations                     1.33           2.07            1.12           1.10           1.14
      Discontinued operations                                 --             --              --           0.17           0.39
      Net income                                            1.33           2.07            1.12           1.27           1.53
BASIC PER SHARE DATA*
      Income from continuing operations                     1.35           2.11            1.14           1.11           1.15
      Net income                                            1.35           2.11            1.14           1.29           1.55
------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
ASSETS
      Investments                                       $  6,184       $  6,452        $  5,922       $  5,213       $ 10,639
      Brokerage and consulting receivables                 6,230          5,423           5,320          3,566          2,264
      Intangible assets                                    3,862          3,500           3,094          1,598          1,598
      Other                                                4,856          4,313           4,355          3,346          5,235
                                                        ----------------------------------------------------------------------
            Total assets                                $ 21,132       $ 19,688        $ 18,691       $ 13,723       $ 19,736
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
      Insurance premiums payable                        $  7,643       $  6,948        $  6,380       $  4,144       $  2,723
      Policy liabilities                                   4,988          4,823           4,450          4,360          9,556
      Notes payable                                        1,011            923             637            521            554
      General liabilities                                  3,589          3,127           3,552          1,815          4,179
                                                         ---------------------------------------------------------------------
            Total liabilities                             17,231         15,821          15,019         10,840         17,012
      Redeemable preferred stock                              50             50              50             50             50
      Capital securities                                     800            800             800             --             --
      Stockholders' equity                                 3,051          3,017           2,822          2,833          2,674
                                                        ----------------------------------------------------------------------
            Total liabilities and stockholders' equity  $ 21,132       $ 19,688        $ 18,691       $ 13,723       $ 19,736
------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA*
      Dividends paid per share                          $   0.82       $   0.73        $   0.68       $   0.63       $   0.59
      Stockholders' equity per share                       11.91          11.83           11.20          10.81          10.12
      Price range                                       46 2/3 -       50 3/8 -        39 1/4 -       28 3/4 -      22 9/16 -
                                                         26 1/16        32 3/16        26 13/16        21 1/16       13 15/16
      Market price at year-end                            40.000         36.917          39.083         27.583         22.167
      Common stockholders                                 13,757         12,294          12,698         13,030         13,520
      Shares outstanding (in millions)                     256.1          255.0           252.0          249.6          243.6
------------------------------------------------------------------------------------------------------------------------------

* Per share and common stock data have been restated to reflect the 1999 three-for-two stock split.

QUARTERLY FINANCIAL DATA

(millions except common stock and per share data)             1Q             2Q              3Q             4Q           1999
------------------------------------------------------------------------------------------------------------------------------
Income Statement Data
      Brokerage commissions and fees                     $ 1,112        $ 1,143         $ 1,127        $ 1,257        $ 4,639
      Premiums and other                                     437            441             475            501          1,854
      Investment income                                      150            139             168            120            577
                                                         ---------------------------------------------------------------------
            Total revenue                                  1,699          1,723           1,770          1,878          7,070
                                                         ---------------------------------------------------------------------
      Net income excluding special charges                   152            151             138            106            547
      Net income                                              50            151             138             13            352
------------------------------------------------------------------------------------------------------------------------------
DILUTIVE PER SHARE DATA*
      Net income excluding special charges               $  0.58        $  0.57         $  0.52        $  0.40        $  2.07
      Net income                                            0.19           0.57            0.52           0.05           1.33
BASIC NET INCOME PER SHARE*                                 0.19           0.58            0.53           0.05           1.35
------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA*
      Dividends paid per share                           $  0.19        $  0.21         $  0.21        $  0.21        $  0.82
      Stockholders' equity per share                       11.27          12.17           12.30          11.91          11.91
      Price range                                       45 1/3 -       46 2/3 -        43 1/8 -     41 11/16 -       46 2/3 -
                                                        32 11/16       39 13/16         29 1/16        26 1/16        26 1/16
      Shares outstanding (in millions)                     256.2          256.2           256.6          256.1          256.1
      Average monthly trading volume (in millions)           8.7            9.1             9.6           17.6           11.2
------------------------------------------------------------------------------------------------------------------------------



(millions except common stock and per share data)             1Q             2Q              3Q             4Q           1998
------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
      Brokerage commissions and fees                     $   996        $ 1,060         $ 1,023        $ 1,118        $ 4,197
      Premiums and other                                     417            423             431            435          1,706
      Investment income                                      148            140             153            149            590
                                                         ---------------------------------------------------------------------
            Total revenue                                  1,561          1,623           1,607          1,702          6,493
                                                         ---------------------------------------------------------------------
      Net income                                             138            140             124            139            541
------------------------------------------------------------------------------------------------------------------------------
DILUTIVE NET INCOME PER SHARE*                           $  0.53        $  0.54         $  0.47        $  0.53        $  2.07
BASIC NET INCOME PER SHARE*                                 0.55           0.55            0.48           0.54           2.11
------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA*
      Dividends paid per share                           $  0.17        $  0.19         $  0.19        $  0.19        $  0.73
      Stockholders' equity per share                       11.40          11.94           11.75          11.83          11.83
      Price range                                       44 2/3 -       48 1/6 -        50 3/8 -       42 3/4 -       50 3/8 -
                                                         36 1/12             41          39 1/4        32 3/16        32 3/16
      Shares outstanding (in millions)                     253.1          253.4           255.2          255.0          255.0
      Average monthly trading volume (in millions)           6.6            7.7             8.6           12.0            8.7
------------------------------------------------------------------------------------------------------------------------------

* Per share and common stock data have been restated to reflect the 1999 three-for-two stock split.

INFORMATION CONCERNING
FORWARD-LOOKING STATEMENTS

This annual report contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, downward commercial property and casualty premium pressures, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the company and its business, including factors that potentially could materially affect the company's financial results are contained in the company's filings with the Securities and Exchange Commission.



STRUCTURE OF OPERATING BUSINESSES

Aon Corporation is a holding company. Its separate subsidiary corporations conduct operations. References herein to "Aon" usually relate to such subsidiaries, individually or in the aggregate, but on occasion may relate to Aon Corporation. Express references to "Aon Corporation" relate to the holding company. Operating businesses are principally involved in insurance brokerage, consulting and insurance underwriting; however, references in this annual report are not intended to be a complete or inclusive list of our businesses.