Form 10-K, Exhibit 13
period 2000-12-31
AON CORP
filed 2001-03-27
CIK 315293

Risk...


          Anticipate it.


                   Understand it.


                               Embrace it.


                                                                             Aon
2000 Annual Report                                            Insure your vision

                                     - OFC -

FINANCIAL HIGHLIGHTS
                                                                                   Percent
(millions except per share data)                               2000        1999     Change
-------------------------------------------------------------------------------------------
INCOME DATA
   Revenue                                                 $  7,375   $  7,070         4%
   Investment income                                            508        577        (12)
   EBITDA*                                                    1,409      1,383          2

   Income before special charges and accounting change**        531        547         (3)
   Special charges**                                            (50)      (195)        --
   Cumulative effect of change in accounting principle**         (7)        --         --
                                                           --------------------------------
      Net income                                                474        352         35
-------------------------------------------------------------------------------------------
FINANCIAL POSITION
   Total assets                                              22,251     21,132          5
   Stockholders' equity                                       3,388      3,051         11
-------------------------------------------------------------------------------------------
DILUTIVE PER SHARE DATA
   Income before special charges and accounting change         2.01       2.07         (3)
   Special charges                                            (0.19)     (0.74)        --

   Cumulative effect of change in accounting principle        (0.03)        --         --
                                                           --------------------------------
      Net income                                               1.79       1.33         35
-------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY PER SHARE                                13.02      11.91          9
-------------------------------------------------------------------------------------------

CASH DIVIDENDS PER SHARE PAID ON COMMON STOCK                  0.87       0.82          6
-------------------------------------------------------------------------------------------

OPERATING SEGMENTS***

REVENUE
   Insurance brokerage and other services                     4,367      4,144          5
   Consulting                                                   770        656         17
   Insurance underwriting                                     2,167      2,106          3
                                                           --------------------------------
      Total revenue                                           7,304      6,906          6

INCOME BEFORE INCOME TAX
   Insurance brokerage and other services                       766        684         12
   Consulting                                                   109         80         36
   Insurance underwriting                                       303        290          4
                                                           --------------------------------
      Total income before income tax excluding
         special charges - operating segments                 1,178      1,054         12
      Special charges                                            82        313         --
                                                           --------------------------------

      Total income before income tax--operating segments      1,096        741         48
-------------------------------------------------------------------------------------------
CORPORATE AND OTHER
Revenue                                                          71        164        (57)
Loss before income tax                                         (242)      (106)        --
-------------------------------------------------------------------------------------------

*  Earnings  before  special  charges,   interest,  taxes,  depreciation  and
   amortization of intangible assets.
** Net of tax.
***Before cumulative effect of change in accounting principle.

                                    - IFC -

Achieving any vision demands CHANGE.

But with change comes RISK.



The solution: ANTICIPATE, UNDERSTAND AND EMBRACE RISK. SEIZE THE OPPORTUNITIES that taking new risks can bring and realize the benefits.



THIS IS NOT A SMALL CHALLENGE.

As the complexity of risk expands at an ever-increasing pace, it demands an almost constant stream of innovative thinking. Globalization, e-commerce, threats to intellectual property, vulnerability of brands and reputation, competition for talent, product failures, economic uncertainty -- it's a growing list.

No company faces a single set of risks for more than a short period of time. It is a continuum, changing and evolving with an organization's growth, markets, strategies and competitive threats.

Winning in this environment requires an advocate, a trusted advisor to help you navigate through these challenges -- applying experience, skills and presence -- to be there with you -- how, where and when you need them.

Aon IS THE RIGHT CHOICE.

We have become leaders in our industry by continually evolving for the benefit of our clients. Demands for global distribution, integrated fulfillment, outsourcing solutions, human capital management advice, innovative consumer insurance products and e-commerce solutions drove us to invest in acquisitions, product research and development, new expertise and new technologies.

Now, we are engaged in a business transformation that will elevate client service to even higher levels, improve career opportunities for employees and increase returns for stockholders. But we will not stop there, because at Aon...

we are here to INSURE YOUR VISION.

MESSAGE TO STOCKHOLDERS

During 2000, we made several important changes that I believe will be pivotal to our future success. On the following pages, I will share my view of Aon's past, and more importantly, Aon's future.

In 2000, we did not achieve our overall financial goals. Before special charges, earnings per share were $2.01 compared with $2.07 in 1999, the first year-over-year decline in Aon's history. Clearly, these results are disappointing to me, to my fellow employees and to you, our fellow stockholders.

The primary cause of the earnings per share decline was lower investment income in our non-operating corporate segment. Corporate segment revenue dropped $93 million, representing $0.23 per share. This was due in part to valuation declines in the equity markets. Longer-term, we expect these investments to provide favorable returns.

When we look more closely at the underlying financial performance of our operating businesses, we see steady improvement in 2000 driven by strong client satisfaction and a growing demand for our services and products. In fact, all three of our operating segments reported increased revenues and pretax income versus 1999.

Looking ahead, I am very optimistic. We took several decisive steps in 2000 all building on the global foundation that we have created over the last several years. We strengthened our executive management team, installed industry-leading technology platforms and initiated a major business transformation plan. I believe these actions will significantly improve our performance in 2001 -- advancing our client franchise, improving career opportunities and enhancing returns for our stockholders.


PICTURE OMITTED (Caption listed below)

       Patrick G. Ryan
       Chairman and Chief Executive Officer


Aon's STRATEGY -- MEETING THE CHANGING NEEDS OF OUR CLIENTS
Aon's clients face change every day to achieve their vision for their customers, their stockholders and their employees. They must, to keep pace with global competition, changing economies, industry challenges and new competitive forces such as e-commerce. Aon plays a critical role in this process, working together with clients as they take on new risks, increasing the odds that change will create new value.

Aon also has faced change to achieve its vision of continually improving the quality of solutions delivered to clients. Investments in acquisitions, new technologies and intellectual capital, as well as the implementation of new business processes, are some of the major changes that Aon has undertaken over the last several years.

We believe the benefits of our decisive steps and the intrinsic value that we have created will become even more evident as 2001 unfolds. We have a powerful worldwide professional services organization, global access to capital and distribution channels, unparalleled risk management expertise, a growing and more profitable consulting practice and a unique consumer policyholder base.

Looking at our external environment, we see deregulation and privatization as growing global trends that will increase demand for our services. In addition, we are seeing the first broad-based premium rate upturn in the property and casualty insurance cycle in more than a decade. Heightened competition is forcing more companies to outsource functions beyond their core competencies. Historically low unemployment coupled with the growing presence of service companies are escalating the importance of human capital as the key competitive advantage.

Aon anticipated these trends and developed business strategies around them.

REVIEW OF OPERATING SEGMENTS
In 2000, Aon's combined operating segments -- insurance brokerage and other services, consulting and insurance underwriting -- recorded pretax income growth of 12% before special charges. Strong organic revenue growth was driven by new client relationships, enhanced client retention and improved productivity.

International  brokerage,   alternative  market  operations,   managing  general
underwriting, and wholesale and reinsurance brokerage each produced good financial results in 2000. Claims services posted excellent organic growth and we secured significant outsourcing contracts with insurance carriers. Our affinity programs for nurses, accountants and other professionals increased the amount of product offerings. And, we announced a major new business opportunity with State Farm, the largest U.S. personal lines insurer, tapping our specialty property and casualty expertise for the benefit of their agents' customers.

We made several executive management changes during the year in our brokerage segment. Ken LeStrange, who headed our alternative market operations, was promoted to lead retail brokerage for the Americas. Max Taylor, the former chairman of Lloyds, joined us to head relationship management for large multi-national accounts.

Consulting posted its best financial performance ever under the new leadership of Don Ingram who was promoted to head worldwide consulting at the beginning of 2000. Revenues grew 17% and pretax income jumped 36%. The demand for talented employees continues to create increasing needs for our consulting services.


BAR CHART DESCRIBED BELOW:

EBITDA -- Earnings from continuing operations before special charges, interest, taxes, depreciation and amortization of intangible assets.

(in millions)

1996 - $  721
1997 - $1,012
1998 - $1,271
1999 - $1,383
2000 - $1,409


PIE CHARTS DESCRIBED BELOW:

GEOGRAPHIC DISTRIBUTION
2000 Revenue

59% -  United States
19% -  United Kingdom
11% -  Continent of Europe
11% -  Rest of World


BUSINESS SEGMENTS
2000 Revenue

59%    Insurance Brokerage and Other Services
30%    Insurance Underwriting
10%    Consulting
 1%    Corporate and Other

In October 2000, we completed our acquisition of Actuarial Sciences Associates, Inc. giving us greater strength with large corporate accounts in our consulting segment, as well as a broader array of retirement planning products. We also have developed e-commerce solutions that allow corporate clients' employees to research, plan, purchase and enroll in insurance and financial products on-line that match their individual risk preferences.

Consumer demand for Aon's accident, health, life and warranty products advanced in 2000. Insurance underwriting revenues approached $2.2 billion and prior investments in new business development initiatives showed good progress.

BUSINESS TRANSFORMATION PLAN
On November 2, 2000, we announced our business transformation plan. The purpose of the plan is to elevate service and productivity to even higher levels that anticipate the changing and growing needs of our clients.

Through our acquisitions and consolidations, we have brought together many companies over several years. A common culture now exists around a unifying principle of striving to exceed client expectations. As we acquired companies and assimilated cultures, we simultaneously invested in new technologies to ensure that we would stay on the leading edge, giving our employees and clients the best tools possible.

Business transformation was the next logical step. We had a choice. We could make improvements at the margin, or we could rethink and redesign how we do business. We concluded that incremental change yields incremental progress and decided that the only viable option was to undertake fundamental change.

We are realigning leadership, technologies, business models and organizational structures. The transformation plan encompasses each of our operating segments and staff functions. Most of the change will occur in our largest operating segment, insurance brokerage, and in our major countries of operation, the U.S. and U.K. We will maintain client service at the local office level, where it belongs, but move administrative functions to processing centers, freeing up more management time for consultation with clients.

We expect to save $150 million to $200 million in expenses per year from the business transformation plan and we anticipate the savings to reach the annualized level starting in fourth quarter 2001. Total pretax costs attributed to the transformation are expected to be between $250 million and $325 million, most of which will be recorded as a special charge.

The plan is on track. We recorded an $82 million pretax special charge in fourth quarter 2000. The remaining special charges will be incurred in the first half of 2001. While we will achieve significant savings, the real objective of the transformation plan is to facilitate stronger organic growth by creating more scalable operating platforms that enhance client service. Improved job design, career planning and compensation programs are also being implemented to better align employee activities with financial objectives. Employee ownership of Aon's common shares is already high. These actions will tie employee and stockholder interests even more closely together.

A major technological accomplishment in 2000 was the U.S. rollout of our proprietary policy management and accounting system. It is the foundation for much of our business transformation plan. The inherent flexibility of this new system allows us to redesign processes and organizational structures to enhance marketing, client service, new product development and overall workflow productivity. Additional rollouts of the system will continue this year in Canada and parts of Europe. We also have linked this new system with our AonLine client software to leverage the benefits of both.

A more scalable and robust e-commerce platform infrastructure is near completion and will be ready to accept new applications during the year. ARENA, our reinsurance information technology platform, will be expanded from the U.S. to international locations and our document management system efforts will also be leveraged more widely.

We have instituted a country management model in the U.K. that we have used successfully in other parts of the world to drive down infrastructure costs and to enhance integrated business development across operating segments. Major steps already completed include outsourcing agreements for information technology and facilities management involving the transfer of hundreds of employees. Both will reduce costs and enhance service levels. Staff functions such as human resources, accounting and legal have been consolidated into single units in the U.K. to support all businesses. We have also streamlined our subsidiary structure in the U.K. by consolidating the majority of our operations under one entity, Aon Limited. This will lower regulatory and administrative costs and also facilitate better management of working capital.

Overall, the business transformation plan is off to a good start. I am confident that it will deliver on the tremendous potential that we have built over the past several years. We have come a long way in turning several companies into one leader. We now can focus on becoming the best operating company in our industry by driving continuous improvement; making all of Aon more accessible, streamlined and organized around our clients.

In November 2000, we were fortunate to welcome Robert S. Morrison, chairman of The Quaker Oats Company, to our board of directors. Newt Minow and Dan Carroll will be leaving Aon's board of directors in April 2001 having attained our mandatory retirement age. We greatly appreciate their years of service and helpful guidance.

LOOKING AHEAD
The property and casualty insurance markets are experiencing premium rate increases in virtually every line of insurance. We see this trend continuing, given the deteriorating underwriting results of many insurers and reinsurers. We stand ready to secure the best options possible for our clients, including extensive alternative risk transfer solutions, in this more difficult environment.

Aon's strategy has always been driven by the belief that a strong client focus will result in increased stockholder value. Aon's client base spans the Fortune 500, the FTSE 100, thousands of middle market and smaller commercial companies, millions of individual policyholders, the world's largest insurance companies and thousands of independent agents and brokers who tap into our vast capabilities every day. Our global infrastructure of resources, relationships and people cannot be replicated. We benefit from an extremely diversified earnings stream that affords us significant financial strength.

A timely and effective implementation of our business transformation plan is a major focus for 2001. The success of this plan will allow us to reach our business development and productivity goals, as well as our overall financial goals of double-digit earnings per share growth and improved returns for our stockholders.

We have built a world-class professional services organization and I am confident that the true value of our franchise will become more evident as we successfully execute our business plans and our strategies.

Sincerely,


/s/Patrick G. Ryan
------------------
PATRICK G. RYAN
Chairman and Chief Executive Officer

Aon: A Client-Centric Approach

Business management and risk management are inseparable items at the top of any strategic agenda. The reason: an amazing broadening of the definition and concept of risk. It now extends to the reputations of companies and brands, intellectual property, unforeseen competition, attraction and retention of talent -- it's a long and evolving list.

We create innovative solutions that address the changing risks our clients face as they seek out new opportunities.

The new demands of risk have far surpassed the scope and abilities of traditional insurance offerings. The new model demands an advisor with a client-centric view and the ability to replace off-the-shelf policies with programs which are custom-fit to each client's specific needs.

It requires an ally with a holistic view of risk, more an advocate than a supplier, to help clients first understand the new dimensions of risk and then combine their experience with Aon's global distribution network and innovative fulfillment capabilities.


PICTURE OMITTED (Caption listed below)

      MICHAEL D. O'HALLERAN
      President and
      Chief Operating Officer


"WE APPLY A CLIENT-CENTRIC APPROACH TO A WORLD OF RISK, BACKED BY THE EXPERTISE, TEAMWORK AND ENERGY OF AON'S PROFESSIONALS AROUND THE WORLD."


Aon's business model applies segmentation and specialization to solve client needs. First, in collaboration with our clients, we evaluate their needs, complexity, industry profile, geographic scope and other characteristics. Then, we have our specialists apply their intellectual capital: industry knowledge, product expertise, market intelligence and other strengths. Finally, the right solution is created from our full slate of products and services, including risk management, global brokerage, alternative risk transfer, captive management, claim services, affinity, managing general underwriting, human capital consulting and consumer insurance and warranty protection.

Overlaying this model is a discipline of strategic account management where we join forces with our clients to understand their business goals, financial objectives, competition, core strengths, vulnerabilities and new opportunities. Based on this understanding, we provide solutions in the most comprehensive manner possible.


We also have created worldwide practice groups that are connected by a global account management system so that we can tap into the most sophisticated risk solutions, no matter where they were created. An industry expert in Europe can access a recently updated development in the U.S. and deliver a solution seamlessly to a client in Asia.

We also can help put the overall risk profile into perspective. For example, we use dynamic financial analysis to assess the financial impact of various loss scenarios. This can uncover that a client may be over-protected in one area, dangerously under-protected in another and possibly unaware of a major new hazard.

Together, these capabilities allow us to collaborate with clients to evaluate risk on an enterprise basis and then apply comprehensive solutions which deliver Aon's vast resources. We apply a client-centric approach to a world of risk, backed by the expertise, teamwork and energy of Aon's professionals around the world.

On the following pages, we look at three representative companies that depict challenges Aon has addressed for clients. First, a fast-paced Fortune 100 company; second, a spin-off dealing with a dramatic change of direction; and third, an international company where risk takes on a global scope.

In  each,  we  illustrate   how  Aon  helped  the  company  take   advantage  of
opportunities that risk brings in terms of creating value.

PAGE 9 OMITTED.

UNCOVERING RISK.
WHAT YOU DON'T KNOW CAN HURT YOU.

A MAJOR SHIPPING COMPANY ASKED FOR HELP IN CUTTING CLAIMS FREQUENCY. THAT'S WHEN THINGS GOT INTERESTING.

Like many companies that have been good enough, long enough to break into the Fortune 100, the client had successfully cleared many hurdles.

But there was a problem. The company's management felt that their claims frequency was out of line. They needed help. What they didn't know was their long-time comfort level with the risk they perceived no longer matched the risk they faced. An understandable situation when every waking hour is focused on managing a fast-paced business.

For Aon, a request to help in one area is usually just a first step. Once our loss control and claims experts helped reduce worker injuries, we put together a team that could consult with the company's management to address risk in its many forms.

We completed an enterprise risk management analysis, from transportation risk to corporate governance to intellectual property. Our risk assessment team worked hand-in-hand with the client looking at catastrophe risk exposures and recovery plans, retention of key talent, occupational and environmental health hazards and the full range of risk.

Our strategic account manager found better ways to transfer, retain and finance operational risk. Alternative risk transfer solutions were developed and captive management programs were deployed.

The company felt comfortable that it had adequate coverage for physical damage, but the definition of disaster expanded due to their growing dependence on technology. While they had insured against the cost of replacing systems, they did not have adequate disaster recovery plans and had underestimated the costs when an information-dependent company loses access to data.

We showed the client cases in which catastrophes that cost in the tens of millions of dollars in direct equipment damage can generate indirect losses that can reach hundreds of millions of dollars, not to mention lost opportunity costs. We recommended parallel systems, comprehensive disaster recovery planning and decentralized authority to act as soon as disaster strikes.

The result: a successful company now has an enhanced risk management program that addresses an expanded view of risk.

A large, fast-paced company takes on a new risk profile with every market entered, every jump in size and every business venture. A trusted advisor can collaborate with you to help constantly rethink and review...

o    Workplace hazards

o    Reputation risk

o    Product liability exposure

o    High employee turnover

o    Weather risks

o    Patent infringement

Aon addresses these and a wide range of other needs with industry specialization and products and services that include ...

o    Claims management audits

o    Industry expertise

o    Management consulting

o    Captive management programs

o    Directors' and officers' coverage

o    Employment outsourcing services

o    Change management consulting

o    Risk management information systems

INDEPENDENCE DAY.
A NEWLY PUBLIC COMPANY CONFRONTS A WHOLE NEW WORLD OF RISK.

BEING SPUN OFF AS A SEPARATE COMPANY DOESN'T HAPPEN IN A DAY. IT JUST FEELS THAT WAY.

A company's stock price is lagging its peers' and the answer to unlock value is to spin off one or more of the valuable parts. They will have more freedom to compete and the market will be able to value them as pure plays.

All of a sudden, a business accustomed to operating under one set of rules, finds itself living under new ones. Change and risk become one.

The newly spun off client found itself looking at risk in a whole new way. It was not something for the parent company to decide and the division to execute. The responsibility for risk very quickly moved up the agenda of leadership concerns.

In many ways, especially concerning risk, a spin-off is like a start-up. Facilities and fleet coverage, workers' compensation, errors and omissions, independent contractor programs, a new board of directors, intellectual property -- it's a full slate. There are new demands to attract and keep the best people. There are employee benefits and savings plans to be created. It needs independent access to affordable protection to fund growth. Most of all, it needs a plan.

With a company this "new", growing this fast, and with cash flows more seasonal and unpredictable than the parent company's, our approach centered on flexibility. Aon helped create a long-term comprehensive plan that consolidated the individual risk profiles for all the new company's units, with data combined in a centralized risk information warehouse so that it could be analyzed on a portfolio basis. The risk management process became an integral part of the strategic business and capital planning process as the new company continued to add units through acquisitions and remove others through divestitures.

In the course of the planning, Aon stepped in with a number of specialized resources. Aon's mergers and acquisitions specialists provided advice regarding acquisition targets and off balance sheet risks. Our loss prevention specialists also found ways to reduce certain manufacturing costs.

The uncertainties that come from a changing organization also raise the threat of a severe talent drain. So the client turned to Aon's consultants to develop compensation and reward programs that balance the bottom line considerations of a newly public company with the needs of talented employees. That engagement led to a broader effort to make certain that the company was adequately staffed in key positions and that there was a development plan in place to ensure that the talent pipeline would meet future needs.

As the company's business needs grow, the risk management plan that Aon helped them develop will ensure that the issues are addressed, that protections are in place and that flexibility will promote growth.

Organizations today are subject to rapid and fundamental change. Acquisitions, mergers, spin-offs and IPOs all bring a new element to the business of managing risk. Among the new considerations...

o    Attracting the right board of directors to provide expert guidance

o    Risk management planning reflecting new exposures of a changed organization

o    Protection against liabilities inherited with acquisitions

o    Executive compensation programs that retain key talent

o    New human resource, benefit and employee compensation programs

o    Navigating the capital and risk issues in business combinations


Aon   helps   clients  recognize  and  handle  the  risk  inherent  in  dramatic organizational change through ...

o    Change management consulting

o    Directors' and officers' coverage

o    Capital markets consulting and services

o    Benefits consulting and coverage

o    Mergers and acquisitions expertise

o    Human resources advice

o    Executive compensation and benefits

o    Dynamic financial analysis that evaluates risk retention capabilities

CROSSING BORDERS.
GLOBAL BUSINESS MEANS GLOBAL RISK.

Risk management on a global basis demands worldwide services and a broad perspective.

Aon's client, a rapidly growing communications company with global operations, found itself with a patchwork of credit policies housed in its various subsidiaries. Maybe they were fine as is but maybe these policies should be consolidated. The client called in Aon to help them find the answer and to take the right action to make sure their policies balanced growth with exposures in markets where the opportunity is often matched by economic and political uncertainties.

The credit-worthiness of customers country to country is one of hundreds of considerations that any organization operating across borders must factor into their risk profile.

Employee benefits expectations and laws vary widely. There is often the risk of a myriad of catastrophes, from earthquakes to terrorist acts. There are significant fleet risks in moving goods through countries with widely varying infrastructure and safety standards. Issues can be different, not just by country, but by region within countries.

The client turned to Aon for two reasons. One was the wide range of available services and coverages. But just as important was Aon's global service approach which brings together resources and people from around the world to make sure the client has the right protection and the right service wherever they need it.

Aon's international trade credit team helped the client understand the credit insurance market. They pointed out the information and underwriting advantages of buying coverage locally and how to take advantage of the consolidation of markets. They reviewed the pluses and minuses of the various forms of insurance available in different countries. They showed how Aon can coordinate purchases on a global basis with numerous companies to ensure the best policy service. That led to a full audit of the client's trade insurance policies, which in turn produced the green light for a full program of coverage.

This engagement led to the client inviting Aon to review the risks it faced in varying political situations ranging from confiscation to the threat of terrorism. As the company acquired new businesses, it also called on Aon's international benefits unit to coordinate a workable benefits structure across economies and cultures.

The client now has more latitude to focus on the global complexities of its business, while Aon helps deal with the complexities of risk.

Doing business globally demands all the risk awareness and protection of doing business in a single country - but adds a range of uncertainties that are inevitable when goods and services cross borders and cultures. Global companies need help with ...

o    Political instability

o    The increased threat of catastrophe

o    Economic uncertainty

o    Services and protection in international trade

o    Threats to executives and property

o    Multi-market benefits and compensation

Aon provides products and services through a global network of people and offices to deal with the complexities of international risk including...

o    Access to global insurance markets

o    Kidnap and ransom coverage

o    International benefits consulting

o    Political risk solutions

o    Trade finance solutions

o    Global compensation advice

FINANCIAL CONTENTS

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                         17

Consolidated Statements of Income                                             29

Consolidated Statements of Financial Position                                 30

Consolidated Statements of Stockholders' Equity                               32

Consolidated Statements of Cash Flows                                         33

Notes to Consolidated Financial Statements                                    34

Reports by Independent Auditors and Management                                56

Selected Financial Data                                                       57

Quarterly Financial Data                                                      58

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This management's discussion and analysis of financial condition and results of operations contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Information Concerning Forward-Looking Statements" on page 28 of this annual report.

GENERAL
Aon has three operating segments: Insurance Brokerage and Other Services, Consulting and Insurance Underwriting. These segments are based on the type of client and the services or products delivered. Aon also has a fourth, non-operating segment, Corporate and Other.

References to organic growth exclude the impact of acquisitions, dispositions, transfers, investment income, foreign exchange and other unusual items. Written premiums are the basis for the measurement of organic growth within the Insurance Underwriting segment.

References to income before income tax are before minority interest related to the issuance of 8.205% mandatorily redeemable preferred capital securities (capital securities) (see note 10) and the cumulative effect of a change in accounting principle (see note 1).

The accounting policies for the business segments are identical to those described in note 1 to the consolidated financial statements.

SPECIAL CHARGES
GENERAL
Aon's special charges are reflected in general expenses on the consolidated statements of income. Aon's unpaid liabilities relating to the business transformation plan, special charges and purchase accounting are reflected in general expense liabilities on the consolidated statements of financial position.

2000
BUSINESS TRANSFORMATION PLAN
In November 2000, Aon's Board of Directors approved, in principle, a comprehensive business transformation plan designed to enhance client service, significantly improve the way Aon conducts business and improve profitability primarily through utilization of technology and process redesign.

Implementation of the business transformation plan began in fourth quarter 2000. Aon will incur costs estimated to be between $250 million and $325 million on a pretax basis comprised of both special charges and transition costs. The majority of the special charges, which constitute the largest part of the costs of the business transformation plan, are expected to be taken by the end of first quarter 2001 with the remaining amount to be recognized in second quarter 2001. By third quarter 2001, transition costs are expected to decline significantly. The majority of the plan costs and savings are related to the Insurance Brokerage and Other Services segment principally in the U.S. and the U.K., where most of Aon's offices and employees are located. The majority of the charges involve cash outlays primarily for severance payments for workforce reductions relating to the elimination of about 3,000 positions or approximately 6% of Aon's 51,000 total worldwide workforce as of December 31, 2000. Positions being eliminated involve all levels including senior and middle management, staff functions, administrative and clerical positions.

The first phase of the plan resulted in the elimination of approximately 500 positions. Aon's total employee headcount as of December 31, 2000 grew by 2% compared to prior year-end due to significant new business opportunities, the Actuarial Sciences Associates, Inc. (ASA) acquisition (see note 3) and other smaller acquisitions.

In connection with the plan, Aon recorded pretax special charges of $82 million ($50 million after-tax or $0.19 per share) during fourth quarter 2000. The special charges included costs related to termination benefits of $54 million, other costs to exit an activity of $6 million and asset impairments and other charges of $22 million relating primarily to the abandonment of systems and equipment (see note 4).

Transition costs, primarily related to the running of parallel systems, were nominal in fourth quarter 2000 and are projected to offset savings in the first half of 2001. Pretax special charges and transition costs in the range of $170 million to $240 million are projected to be incurred as the plan continues to be implemented.

Annualized pretax savings from the plan are estimated to be approximately $150 million to $200 million. Full annualized run rate savings are expected to be achieved in fourth quarter 2001. As expected, savings in fourth quarter 2000 were not appreciable. As Aon progresses through the next several quarters, more business process change and a significant increase in position eliminations will drive cost savings. Temporary pressure on revenue growth rates may occur during the implementation of the plan.

1999
In first quarter 1999, Aon recorded special charges of $163 million ($102 million after-tax or $0.39 per share). The charges included provisions for restructuring in the Insurance Brokerage and Other Services and Consulting segments of $120 million (see note 3). Also, in the Consulting segment, charges of

$43 million were recorded in first quarter 1999 to reflect amounts required to compensate customers who switched out of company pension plans in the U.K. based upon advice offered by financial advisors of current Aon subsidiaries. This advice was given prior to Aon's purchase of these companies (see note 14).

In fourth quarter 1999, Aon recorded special charges of $150 million ($93 million after-tax or $0.35 per share). These charges reflect an additional $78 million related to the pension payments described above following changes in U.K. government requirements and $72 million relating to various litigation matters including Unicover (see note 14).

Aon anticipates the settlement of the liabilities relating to the U.K. pension selling to be disbursed over the next few years. A portion of the Unicover matter was settled in early 2000. The remaining Unicover issues are complex and, therefore, the timing and amount of resolution cannot be determined at this time.

CONSOLIDATED RESULTS
The consolidated results of operations follow:


(millions)    Years ended December 31           2000        1999        1998
--------------------------------------------------------------------------------
Consolidated revenue:
Brokerage commissions and fees                $ 4,946     $ 4,639     $ 4,197
Premiums and other                              1,921       1,854       1,706
Investment income                                 508         577         590
                                              ----------------------------------
  Total consolidated revenue                    7,375       7,070       6,493
--------------------------------------------------------------------------------
Expenses:
General expenses                                5,108       4,901       4,457
Benefits to policyholders                       1,037         973         896
Interest expense                                  140         105          87
Amortization of intangible assets                 154         143         122
                                              ----------------------------------
  Total expenses                                6,439       6,122       5,562
--------------------------------------------------------------------------------
Income before income tax
  excluding special charges                       936         948         931
Special charges                                    82         313          --
                                              ----------------------------------
Income before income tax*                     $   854     $   635     $   931
--------------------------------------------------------------------------------
*Excludes minority interest and cumulative effect of change in accounting principle.


CONSOLIDATED RESULTS FOR 2000 COMPARED TO 1999
REVENUE
On a comparable currency basis, total 2000 revenue of $7.4 billion rose 7% over 1999. On a reported basis, total revenue increased 4% in 2000 compared with 1999. This increase was largely attributable to new business growth in the operating segments, business combination activity and the impact of improving premium rates across the property and casualty insurance markets. Revenue growth was negatively impacted by unfavorable foreign exchange rate comparisons, the absence of Unicover revenue and a significant decrease in corporate and other investment revenues associated with lower income on disposals of securities. Aon does not hedge revenues against foreign currency translation since it is not cost effective, but does attempt to hedge pretax income. Consolidated revenue for all segments grew approximately 8% on an organic basis over 1999.

Consolidated revenue by geographic area follows:


(millions)   Years ended December 31       2000        1999        1998
------------------------------------------------------------------------
Revenue by geographic area:
United States                           $ 4,350     $ 4,131     $ 3,736
United Kingdom                            1,363       1,352       1,244
Continent of Europe                         833         841         790
Rest of World                               829         746         723
                                        --------------------------------
  Total revenue                         $ 7,375     $ 7,070     $ 6,493
------------------------------------------------------------------------

U.S. consolidated revenue, which represents 59% of total revenue, increased 5% in 2000 compared to 1999, largely attributable to organic growth and acquisition activity. U.K. and Continent of Europe revenue combined increased slightly to $2.2 billion and Rest of World revenue increased 11% to $829 million reflecting acquisitions and new business.

Brokerage commissions and fees increased 7% to $4.9 billion, primarily from organic growth of new business and from business combination activity. Partially offsetting the growth was the negative impact of foreign exchange rates.

Premiums and other increased 4% in 2000 to $1.9 billion. This increase was generated by continued strong growth in the accident and health core businesses driven by the continued expansion of product distribution through worksite marketing programs and the development of new product initiatives introduced in 1999 on a global basis. Revenue growth was partially offset by a reduction in extended warranty revenues primarily from the intentional discontinuation of one major warranty renewal and the loss of revenue from the exit of a major retailer from the appliances and electronics line.

Investment income of $508 million declined 12% in 2000 principally reflecting lower levels of income on disposals of securities. This decline was partially offset by higher investment income from the insurance brokerage and other services and consulting operations, which increased $30 million or 19% in 2000 compared to 1999. Higher short-term interest rates coupled with improved cash flows also contributed to the increase.

EXPENSES
General expenses, excluding special charges, increased $207 million or 4% over 1999, primarily reflecting investments in new business initiatives, acquisitions and technology. Such costs included the rollout of Aon's U.S. retail brokerage computer system platform and related conversions, running of parallel systems and one-time training expenses.

Benefits to policyholders increased 7% in 2000 and exhibited no unusual claims activity.

Interest expense increased 33% from prior year partly attributable to acquisition financing. Higher short-term interest rates and the issuances of $250 million of 6.9% notes in second quarter 1999 and $250 million of 8.65% notes in second quarter 2000 (see note 7) also contributed to the increase.

INCOME BEFORE INCOME TAX
Excluding special charges, income before income tax decreased $12 million or 1%, primarily reflecting lower levels of income on disposals of securities, costs to integrate Aon's global network, additional interest expense and the absence of Unicover revenue. During the year, the net foreign exchange impact to pretax income, after the benefit of derivative activity, was negligible. Approximately 47% of Aon's consolidated income before income tax and special charges is from non-U.S. operations.

CONSOLIDATED  RESULTS FOR FOURTH QUARTER 2000 COMPARED TO FOURTH QUARTER 1999
On a comparable currency basis, total revenues in the quarter increased 8%. On a reported basis, revenue increased 4% to $2 billion primarily reflecting organic growth from increased new business and business combination activity, the impact of premium rate increases and additional new business. Total expenses, excluding special charges, increased 2% to $1.7 billion for the quarter as a result of acquisitions and related costs and investments in new business initiatives. Income before income tax, excluding fourth quarter 2000 and 1999 special charges, increased $56 million or 29% to $246 million. The increase in pretax income before special charges primarily reflects the effects of strong organic growth and expense controls offset by decreased revenues on equity investments.

CONSOLIDATED RESULTS FOR 1999 COMPARED TO 1998
REVENUE
On a comparable currency basis, total revenue growth was 10%. Total revenue was $7.1 billion, an increase of 9% on a reported basis. This increase was largely attributable to growth in brokerage commissions and fees resulting from business combination activity, growth in insurance premiums from new business and organic growth in the operating segments. Negative foreign exchange translations, lower interest rates and lower corporate investment income on equity securities negatively impacted revenue growth. Consolidated organic revenue growth was approximately 5% over 1998.

U.S. revenues increased 11% in 1999 compared to 1998 primarily due to increased new business and acquisitions. U.K. and Continent of Europe revenues increased 8% to $2.2 billion and Rest of World revenue of $746 million increased 3% in 1999 from acquisitions and new business.

Brokerage commissions and fees increased 11% to $4.6 billion reflecting growth from business combination activity, organic growth and increased new business. Collectively, the Insurance Brokerage and Other Services and Consulting segments had organic revenue growth of 6% in 1999 compared to 1998.

Premiums and other revenue of $1.9 billion increased 9% in 1999 primarily reflecting continued growth related to both appliance and electronics warranty products and growth from accident and health products.

Investment income of $577 million decreased 2% for the year. The primary factors contributing to this decrease were a reduction in short-term interest rates, mostly outside of the U.S., and lower levels of revenue from equity securities. Partially offsetting the investment income decline was income from the disposal of tax-exempt bonds (with proceeds reinvested in foreign source income bonds for tax planning purposes) and higher levels of income from disposals of private equity investments. During 1999, investments in limited partnerships and private equities increased, but still represented less than 10% of the overall investment portfolio at year-end 1999.

EXPENSES
General expenses, excluding the 1999 special charges, increased 10% over prior year primarily due to additional expenses associated with the integration of new businesses in 1999, as well as expenses related to new initiatives, increased levels of technology spending and a branding campaign. General expenses, including special charges, increased 17% reflecting the inclusion of 1999 pretax special charges of $313 million.

Benefits to  policyholders  increased 9% when compared to 1998,  consistent with
growth  in  related  premiums  earned.   Claims  activity  continued  to  follow
predictable patterns.

Interest expense and amortization of intangibles increased 21% and 17%, respectively, largely as a result of acquisitions.

INCOME BEFORE INCOME TAX
Pretax income, excluding special charges, grew 2% or $17 million, primarily reflecting costs to integrate Aon's global network, increased technology expenses and the launching of a branding campaign. Income before income tax decreased $296 million or 32% in 1999 primarily due to the inclusion of special charges in 1999. Approximately 30% of 1999 income before income tax is derived from non-U.S. operations.

OPERATING SEGMENTS
Aon classifies its businesses into three operating segments: Insurance Brokerage and Other Services, Consulting and Insurance Underwriting (see note 15).

Aon's operating segments are identified as those that report separate financial information and that are evaluated on a regular basis in deciding how to allocate resources and assess performance. Total revenue for each of the operating segments is presented both by major product and service and by geographic area in note 15. Since Aon's culture fosters interdependence among its operating units, the allocation of expenses by product and on a geographic basis is difficult to delineate. While revenue is tracked and evaluated separately by management, expenses are allocated to products and services within each of the operating segments. In addition to revenue, Aon also measures a segment's financial performance using its income before income tax. Revenues are attributed to geographic areas based on the location of the resources producing the revenues.

Operating segment revenue includes investment income related to that segment. Investment characteristics mirror liability characteristics of the respective operating segments. Aon's insurance brokerage and other services and consulting businesses invest fiduciary funds and operating funds in shorter-term obligations. Income derived from these investments, as well as the impact of related derivatives, is included in the revenues of those businesses. In insurance underwriting, investments underlying interest-sensitive capital accumulation insurance liabilities are fixed- or floating-rate fixed-maturity obligations. Policyholder claims and other types of non-interest sensitive insurance liabilities are primarily supported by intermediate to long-term fixed-maturity instruments. For the Insurance Underwriting segment, operating invested assets are equivalent to average net policy liabilities.

For purposes of the following operating segment discussions, comparisons of 2000 against 1999 results and 1999 against 1998 results exclude special charges.

The following tables and commentary provide selected financial information on the operating segments.


(millions)   Years ended December 31       2000        1999        1998
------------------------------------------------------------------------
Operating segment revenue:
  Insurance brokerage and
   other services                       $ 4,367     $ 4,144     $ 3,782
  Consulting                                770         656         615
  Insurance underwriting                  2,167       2,106       1,946
                                        --------------------------------
Total operating segment revenue         $ 7,304     $ 6,906     $ 6,343
------------------------------------------------------------------------
Income before income tax:
  Insurance brokerage and
   other services                       $   766     $   684     $   663
  Consulting                                109          80          68
  Insurance underwriting                    303         290         283
------------------------------------------------------------------------
Total income before income tax
  excluding special charges--
  operating segments                      1,178       1,054       1,014
Special charges                              82         313          --
                                        --------------------------------
Total income before income tax--
  operating segments                    $ 1,096     $   741     $ 1,014
------------------------------------------------------------------------


INSURANCE BROKERAGE AND OTHER SERVICES
The Insurance Brokerage and Other Services segment consists principally of Aon's retail brokerage, reinsurance, wholesale and specialty brokerage and other related services such as managing underwriting and claims services. Aon's reinsurance brokerage activities offer reinsurance, analytical services and alternative risk financing vehicles. Aon also actively participates in placement and captive management services. Based on revenues, Aon is the second largest retail broker and the largest reinsurance broker globally.

The wholesale operations provide brokering expertise and underwriting solutions and custom-designed products and services in several specialties including entertainment, public entities, professional liability, workers' compensation, media and financial institutions. Some of the services provided in this segment arise in certain specialties such as marine, aviation, directors and officers liability, financial institutions, construction and energy.

Approximately 59% of Aon's total revenues are generated from this segment. Revenues are generated primarily through fees paid by clients; commissions and fees paid by insurance and reinsurance companies; certain other carrier compensation; and interest income on funds held primarily in a fiduciary capacity. As the broker or intermediary, Aon is exposed to little underwriting risk or catastrophic losses. Revenues vary from quarter to quarter throughout the year as a result of the timing of policy renewals, the net effect of new and lost business and the realization of income on investments. Generally, expenses tend to be more uniform throughout the year.

Revenues generated by the Insurance Brokerage and Other Services segment are affected by premium rate levels in the property and casualty insurance markets and available insurance capacity because compensation is frequently related to the premiums paid by insureds.

The highly specialized product development, consulting and administrative risk management needs of professional groups, service businesses, governments, healthcare providers and commercial organizations are addressed in this segment. Affinity products for professional liability, life, disability income and personal lines are provided for individuals, associations and businesses. Certain operating subsidiaries provide marketing and brokerage services to both the primary and reinsurance sectors.

INSURANCE BROKERAGE AND OTHER SERVICES RESULTS FOR 2000 COMPARED TO 1999
REVENUE
Revenue growth, on a comparable currency basis, was 9% compared to prior year. Total 2000 insurance brokerage and other services revenue was $4.4 billion, up 5% on a reported basis. Organic growth, acquisitions, new business and the impact of diminishing premium rate declines accounted for the majority of this revenue growth. Insurance brokerage and other services operating revenue, on an organic basis, grew approximately 8% in a very competitive environment. Investment income increased $27 million in 2000 as improvements in short-term interest rates and increases in net cash flows provided from operations were experienced.

On a global basis for 2000 and for the first time in a number of years, the impact of insurance premium pricing was neutral and even slightly positive in fourth quarter 2000. The property and casualty insurance market is very competitive. As premium rates rise, some additional risk may be retained by clients. This may limit future revenue growth thus affecting the earnings of Aon's brokerage operations. In general, price firming outside the U.S. and London has not been as significant. In London and the U.S., insurance pricing levels rose in the second half of 2000.

Insurance brokerage and other services revenue by geographic region and pretax income follows:

(millions)      Years ended December 31         2000        1999        1998
-------------------------------------------------------------------------------
Revenue by geographic area:
United States                                $ 2,277     $ 2,146     $ 1,884
United Kingdom                                   889         830         798
Continent of Europe                              654         680         626
Rest of World                                    547         488         474
                                             ----------------------------------
  Total revenue                              $ 4,367     $ 4,144     $ 3,782
-------------------------------------------------------------------------------
Income before income tax
  excluding special charges                  $   766     $   684     $   663
-------------------------------------------------------------------------------

U.S. revenue of $2.3 billion rose 6% in 2000 due to increased new business, acquisitions, the reduced impact of premium rate declines and growth in U.S. specialty operations. U.K. and Continent of Europe revenues of $1.5 billion increased 2% from 1999 on the strength of internal growth and, to a lesser extent, acquisitions. Rest of World revenue increased $59 million or 12% in 2000 primarily reflecting new initiatives and organic growth.

INCOME BEFORE INCOME TAX
Pretax income grew 12% in 2000 compared to 1999 and was positively impacted by strong organic growth, particularly in the retail, specialty and reinsurance sectors as well as by the easing of the competitive premium pricing environment previously discussed. While this negatively affected income from revenue sharing, poor underwriting performance contributed to continued price firming. Pretax income margins in this segment expanded in 2000 to 17.5% from 16.5% in 1999. Several major factors contributed to the improvement in pretax margins: an increase in the retention of existing business; higher investment income (reflecting an increase in short-term interest rates); improved operating results, and more efficient cost management. Partially offsetting these improvements were higher technology costs related to the rollout of Aon's U.S. retail brokerage policy management and accounting system and investments in new initiatives, with little or no immediate associated revenue growth. Unicover revenue, which benefited incrementally Aon's 1999 margin results, was absent in 2000.

CONSULTING
The global operations within the Consulting segment provide a full range of services related to management of human capital, benefits and business processes. These services are delivered to a predominantly corporate clientele utilizing four practice groups: employee benefits, compensation, management consulting and employment practices outsourcing. This segment generates approximately 10% of Aon's consolidated revenues. Aon Consulting is one of the world's largest integrated human resources consulting organizations.

Around the world, employee benefits markets continue to change as companies look for better ways to manage their human capital costs while expanding the choices offered to their employees. Consulting services include benefit plan design and administration; compensation consulting and surveys; employee selection and assessment; process improvement; leadership development; performance management tools; workforce productivity and individual and organization change management. Benefits issues outside the U.S. are becoming more complicated and increased demand for services in these markets is anticipated.

Revenue in the Consulting segment is affected by changes in clients' industries including government regulation, as well as new products and services, the state of the economic cycle, broad trends in employee demographics and the management of large organizations.

CONSULTING RESULTS FOR 2000 COMPARED TO 1999
REVENUE
On a comparable currency basis, consulting revenue grew 19% during the year. Revenue grew 11% in 2000 on an organic basis. Reported revenue in 2000 increased 17% to $770 million. On a global basis, revenue growth was influenced by organic growth, continued client demand for solutions that enhance workforce productivity and acquisition activity. The ASA acquisition was completed in early October 2000 and its inclusion in fourth quarter operating results influenced comparisons.

Consulting revenue by geographic area and pretax income follows:

(millions)    Years ended December 31          2000        1999        1998
------------------------------------------------------------------------------
Revenue by geographic area:
United States                                 $ 486       $ 405       $ 387
United Kingdom                                  151         147         134
Continent of Europe                              67          44          36
Rest of World                                    66          60          58
                                              --------------------------------
  Total revenue                               $ 770       $ 656       $ 615
------------------------------------------------------------------------------
Income before income tax
  excluding special charges                   $ 109       $  80       $  68
------------------------------------------------------------------------------


U.S. revenue of $486 million in 2000 was up 20% from 1999 reflecting growth across practice areas and the acquisition of ASA. Strong growth in employee benefit services, partially offset by the sale of the financial planning consulting business in the U.K., led to the U.K.'s 3% increase in revenue growth from 1999. Continent of Europe revenue increased 52% or $23 million reflecting growth of existing businesses and transfers of certain Insurance Brokerage and Other Services segment operating activities to the Consulting segment. These operations were transferred to properly place those operations in the area of expertise where acceleration of growth can best be achieved. Rest of World revenue increased 10% primarily attributable to growth from core businesses. Unfavorable foreign exchange rates partially offset overall revenue growth.

INCOME BEFORE INCOME TAX
Total consulting pretax income increased $29 million or 36% from prior year principally reflecting the inclusion of the ASA acquisition and organic growth. Pretax margins improved to 14.2% from 12.2% in 1999.

INSURANCE UNDERWRITING
The Insurance Underwriting segment provides life, accident and health insurance coverage through distribution networks, most of which are directly owned by Aon's subsidiaries, and extended warranty and casualty insurance products. This segment has operations in the United States, Canada, Latin America, Europe and Asia/Pacific and generates approximately 29% of Aon's consolidated revenues.

In the life, accident and health operations, a sales force of approximately 8,000 career agents call on clients every six months to initiate and renew coverage and to sell additional coverage. The current product portfolio often allows policyholders the option of paying premiums monthly through a pre-authorized check mechanism in the U.S. and on a direct debit option in the U.K. A wide range of accident-only and sickness-only insurance products, including short-term disability, cancer aid, Medicare supplement, disability income and long-term care coverage are offered. Most of the products are primarily fixed-indemnity obligations, thereby not subject to escalating medical costs. In addition to the traditional business, product distribution has been expanded through payroll deduction and worksite marketing programs.

Subsidiaries in North America, Latin America, Asia/Pacific and Europe provide mechanical and appliance and electronics extended warranty products. The administration of certain extended warranty products on automobiles, electronic goods, personal computers and appliances is handled by certain operations in the Insurance Brokerage and Other Services segment.

INSURANCE UNDERWRITING RESULTS FOR 2000 COMPARED TO 1999
REVENUE
Revenue growth in 2000 was 5% on a comparable currency basis. Revenue was $2.2 billion in 2000, up 3% from 1999 on a reported basis. There was a higher volume of new business in the U.S. for the mechanical extended warranty products and worldwide for the appliance and electronics extended warranty products. Accident and health volumes continued to expand as product distribution through worksite marketing programs and the development of new product initiatives, introduced in 1999, grew globally. Revenue growth is predominantly from existing operations as these new initiatives continue to build momentum. The intentional discontinuation of one major warranty renewal that did not meet profitability hurdles and the loss of revenue from the exit of a major retailer from the appliance and electronics line partially offset the otherwise strong revenue growth in this segment. Organically, insurance underwriting revenue grew approximately 6% in 2000.

Insurance underwriting revenue by geographic area and pretax income follows:


(millions)  Years ended December 31      2000        1999        1998
----------------------------------------------------------------------
Revenue by geographic area:
United States                         $ 1,545     $ 1,457     $ 1,366
United Kingdom                            308         349         290
Continent of Europe                       111         115         117
Rest of World                             203         185         173
                                      --------------------------------
  Total revenue                       $ 2,167     $ 2,106     $ 1,946
----------------------------------------------------------------------
Income before income tax
  excluding special charges           $   303     $   290     $   283
----------------------------------------------------------------------


U.S. revenue of $1.5 billion was up 6% in 2000, as life, accident and health products and extended warranty products all experienced growth. U.K. and Continent of Europe revenue of $419 million declined 10% reflecting the migration of certain business to fee-based servicing in the Insurance Brokerage and Other Services segment in first quarter 2000. Rest of World revenue rose 10% reflecting continuing demand for the insurance warranty products and services.

INCOME BEFORE INCOME TAX
Pretax income was $303 million in 2000, up 4% from last year. Partially impacting 2000 comparisons was the positive runoff of specialty liability policies. This is the final year that underwriting earnings are expected to be impacted by the runoff of those policies. Revenue growth and improved expense management were partially offset by start-up costs related to new accident and health product initiatives and investments in new product development in the extended warranty product lines. These efforts resulted in pretax margins of 14% for this segment in 2000 compared to 13.8% in 1999. Overall, benefit and expense margins in 2000 did not suggest any significant shift in operating trends.

CORPORATE AND OTHER
The components of corporate and other revenue and expenses follow:


(millions)     Years ended December 31          2000         1999        1998
------------------------------------------------------------------------------
Corporate and other revenue:
Change in valuation of private
  limited partnership investments             $   73       $   60       $  46
Income from marketable equity
  securities and other investments                 9           26          51
                                              --------------------------------
Corporate and other revenue
  before income (loss) on disposals
  and related expenses                            82           86          97
Income (loss) on disposals and
  related expenses                               (11)          78          53
                                              --------------------------------
Corporate and other revenue                   $   71       $  164       $ 150
                                              --------------------------------
Non-operating expenses:
  General expenses                            $   59       $   63       $  60
  Interest expense                               140          105          87
  Amortization of goodwill                       114          102          86
------------------------------------------------------------------------------
    Loss before income tax                    $ (242)      $ (106)      $ (83)
------------------------------------------------------------------------------

Corporate and Other segment revenue consists primarily of valuation changes of investments in limited partnerships and income from certain other investments (which include non-income producing equities); and income and losses on disposals of all securities, including those pertaining to assets maintained by the operating segments.

Private equities are principally carried at cost and usually are non-income producing until a disposal occurs. Limited partnerships are accounted for on the equity method and changes in the value of the underlying partnership investments impact corporate revenue. Given the nature of Aon's limited partnership investments, the reported income varies with the market values of underlying publicly-traded equity investments. Limited partnership investments have historically provided higher returns over a longer time horizon than broad market common stock returns. However, in the short run, the returns are inherently more variable.

Based on investment reports received through early 2001, Aon does not expect to reflect a positive change in the valuation of limited partnerships or their related investment results for first quarter 2001. See "Investment Operations." Aon has no influence over the timing of these events. Consequently, such income is not predictable and there can be no assurance that Aon will realize levels of revenue in the future comparable to the past. Aon disposed of certain directly-held equity investments in 1999 and reinvested the proceeds into limited partnerships. Limited partnership investments grew to $602 million in 2000 from $465 million in 1999.

CORPORATE AND OTHER RESULTS FOR 2000 COMPARED TO 1999
REVENUE
Corporate and Other segment revenue decreased 57% or $93 million in 2000 compared to 1999. The primary factor contributing to this decline was a $78 million decrease in income on disposals of securities. In 1999, there was approximately $30 million of income on disposals from tax-exempt bonds plus income on disposals of other equities, with no significant comparable amounts in 2000.

LOSS BEFORE INCOME TAX
Corporate operating expenses include administrative and certain information technology costs in addition to interest expense and goodwill amortization. The pretax loss increased $136 million over 1999. Contributing to the higher loss in 2000 was lower equity related revenue as discussed above. In addition, interest expense increased $35 million or 33%. Higher average short-term debt levels in the U.S. (partly to finance acquisitions), coupled with higher short-term interest rates, contributed to approximately 50% of the variance from 1999. The remaining interest expense variance reflects the issuance of approximately $500 million of notes since June 1999. Goodwill amortization increased 12% in 2000 reflecting acquisitions.

DISCONTINUED OPERATIONS
Discontinued operations are composed of certain insurance underwriting subsidiaries acquired with Alexander and Alexander Services, Inc. (A&A) that are currently in runoff and the indemnification by A&A of certain liabilities relating to subsidiaries sold by A&A prior to Aon's acquisition. Management believes that, based on current estimates, these discontinued operations are adequately reserved. The liability is included as a component of other liabilities on the consolidated statements of financial position.

INCOME TAXES
The effective tax rate was 39%, 38.3% and 37.5% for 2000, 1999 and 1998, respectively. The increase in the 2000 effective tax rate was primarily attributable to a shift in business mix. A program designed to enable Aon to fully utilize foreign tax credits by switching from tax-exempt to taxable bonds contributed to the 1999 increase. The overall effective tax rates are higher than the U.S. federal statutory rate primarily because of state income tax provisions and the non-deductibility of certain goodwill.

NET INCOME
Net income for 2000 was $474 million or $1.79 per share compared to $352 million or $1.33 per share in 1999. The increase in 2000 net income and the related per share amount is influenced primarily by a lower level of 2000 after-tax special charges of $50 million ($0.19 per share) compared to 1999 after-tax special charges of $195 million ($0.74 per share). Partially offsetting the increase in 2000 net income was the adoption of the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) 101 (see note 1 "Accounting and Disclosure Changes") which resulted in a one-time cumulative noncash charge of $7 million after-tax ($0.03 per share). As required by this new accounting guidance, Aon restated the first quarter 2000 results for the cumulative effect of a change in accounting principle. The adoption of SAB 101 did not impact the remaining 2000 reported quarterly results.

Net income for fourth quarter 2000 amounted to $90 million ($0.33 per share) compared to $13 million ($0.05 per share) for 1999. Basic net income per share was $1.81 and $1.35 in 2000 and 1999, respectively. Dividends on the redeemable preferred stock in 2000 and 1999 have been deducted from net income to compute income per share.

Net income excluding special charges and the cumulative effect of a change in accounting principle was $531 million or $2.01 per share in 2000 compared to $547 million or $2.07 per share in 1999. The decrease in 2000 net income, excluding special charges and the accounting change, is primarily influenced by a decrease of $93 million ($57 million after-tax or $0.23 per share) in 2000 corporate and other revenue which reflected less income on disposals of securities. In fourth quarter 2000, dilutive average shares increased 2.1% primarily due to the issuance of common shares, largely for the ASA acquisition, and to a lesser extent, for employee stock compensation plans. Net income excluding special charges amounted to $140 million or $0.52 per share in fourth quarter 2000 compared to $106 million or $0.40 per share for 1999.

Net income for 1999 was $352 million or $1.33 per share compared to $541 million or $2.07 per share in 1998. Net income for fourth quarter 1999 amounted to $13 million or $0.05 per share compared to $139 million or $0.53 per share for 1998. The decrease in 1999 net income and the related per share amount is influenced primarily by 1999 after-tax special charges of $195 million ($0.74 per share) with no comparable amount in 1998. Net income excluding special charges was $547 million or $2.07 per share in 1999 compared to $541 million or $2.07 per share in 1998. Basic net income per share was $1.35 and $2.11 in 1999 and 1998, respectively. Dividends on the redeemable preferred stock in 1999 and 1998 have been deducted from net income to compute income per share.

FINANCIAL CONDITION AND LIQUIDITY
Aon's routine liquidity needs are primarily for servicing its debt and for the payment of dividends on stock issued and the capital securities. Dividends from Aon's subsidiaries are the primary source for meeting these requirements. After meeting its routine dividend and debt servicing requirements, Aon used a portion of the remaining subsidiary dividends received throughout the year to invest in acquisitions to expand its operating segment businesses. There are certain regulatory restrictions relating to dividend capacity of the insurance subsidiaries that are discussed in note 10. Insurance subsidiaries' statutory capital and surplus at year-end 2000 exceeded the risk-based capital target set by the National Association of Insurance Commissioners by a satisfactory level. Aon's operating subsidiaries anticipate that there will be adequate liquidity to meet their needs in the foreseeable future and to provide funds to the parent company.

Aon anticipates that with the continued positive cash flow of its subsidiaries, a fixed-maturity portfolio average life of 5.6 years and access to adequate short-term lines of credit, it will have sufficient cash flow to meet both short-term and long-term cash needs including current dividend payments. Given these factors, Aon anticipates a sufficient level of future operating cash flows to offset cash payments related to both restructuring charges and transition costs associated with the implementation of the business transformation plan that commenced in fourth quarter 2000 and will continue through the end of 2001. Given this immediate need for available cash flows, Aon anticipates deferring any material reduction of debt levels until after the business transformation plan is substantially implemented.

OPERATING CASH FLOWS
Aon has reclassified certain amounts in the "Cash Flows from Operating Activities" section of the consolidated statements of cash flows for the years ended December 31, 1999 and 1998 to conform to the 2000 presentation.

Cash flows from operations generated $739 million in 2000 compared with $462 million in 1999, an increase of $277 million. Operating cash flows represent the net income earned by Aon in those years adjusted for noncash charges such as amortization of goodwill and other intangibles and depreciation on fixed assets. Cash was used in the amount of $123 million and $153 million in 2000 and 1999, respectively, for payments on special charges and purchase accounting liabilities established prior to 2000. In 2000, cash of $16 million was expended for the business transformation plan.

Net income includes $66 million and $134 million in 2000 and 1999, respectively, relating to income on disposals, which is included in investing cash flows, and noncash income from the limited partnership portfolio. Other cash uses of $143 million and $231 million in 2000 and 1999, respectively, primarily relate to net changes in receivables and payables, as well as the timing of payouts on general expenses and other liabilities.

INVESTING CASH FLOWS
Investing activities used cash of $137 million in 2000, which was made available from operating activities. Cash used for various brokerage acquisitions, primarily in Europe, was $85 million. Property and equipment and other capital expenditures for 2000 were $179 million, net of proceeds of $74 million from the sale of certain assets. These expenditures primarily relate to information technology and leasehold improvements.

FINANCING CASH FLOWS
Financing activities during 2000 used cash of $313 million. The primary factors influencing the use of cash were net withdrawals of $219 million tied to scheduled maturities on deposits which are now substantially complete, the reduction of exposure to short-term funding agreements related to capital accumulation products and dividends of $226 million offset by the issuance of $250 million of notes (see note 7). In addition, Aon repurchased treasury shares in the amount of $59 million and $66 million in 2000 and 1999, respectively, primarily for employee benefit plans. Various regulatory requirements applied to Aon's underwriting and overseas operations limit availability of operating cash flows for general corporate purposes.

FINANCIAL CONDITION
Total assets increased $1.2 billion since year-end 1999 to $22.3 billion. Invested assets at December 31, 2000 decreased $165 million from year-end 1999 levels primarily resulting from the settlement of other policyholder fund liabilities. Insurance brokerage and consulting receivables increased $722 million in 2000 with a corresponding increase in insurance premiums payable. In addition, general expense liabilities were reduced reflecting paydowns of special charge liabilities from prior years.

Aon's consolidated statement of financial position as of December 31, 2000 contains a general expense liability of $89 million related to purchase restructuring liabilities (see note 3) and $44 million related to the business transformation plan (see note 4). Aon anticipates that most of the outstanding termination benefits will be settled in 2001 with the remainder to be paid over the next several years. The remaining items primarily reflect lease obligations and will run off over a period up to 15 years. Aon does not anticipate that payments for termination benefits and lease obligations will have a material impact on cash flows in subsequent periods. Restructuring liabilities related to recent acquisitions and prior year special charges have been reduced by payments as planned.

CAPITAL RESOURCES
SHORT-TERM BORROWINGS AND NOTES PAYABLE
At December 31, 2000, Aon had $1.2 billion of back-up lines of credit available to support Aon's outstanding commercial paper that was $874 million at December 31, 2000. In order to achieve tax-efficient financing, Aon established, in June 1998, a committed revolving bank credit facility under which certain European subsidiaries can borrow up to EUR 400 million. As of December 31, 2000, Aon had borrowed EUR 279 million ($260 million) under this facility, of which $35 million is classified as short-term borrowings and $225 million is classified as notes payable in the consolidated statements of financial position.

Notes payable increased by $187 million when compared to year-end 1999. The principal factor influencing the notes payable increase is the issuance of $250 million of 8.65% notes due May 2005 (see note 7). The net proceeds from the sale of the 8.65% notes were used during 2000 for general corporate purposes and acquisition financing. Debt repayments and the impact of foreign exchange on outstanding loans under the European bank credit facility partially offset the increase in notes payable.

Aon borrows funds from and lends funds to its various subsidiaries. As of December 31, 2000, Aon had obligations to its subsidiaries of approximately $550 million. These obligations have competitive interest rates.

STOCKHOLDERS' EQUITY
At December 31, 2000, common stockholders' equity per share increased to $13.02, up from $11.91 in 1999. The principal factors influencing this increase were net income and net unrealized investment gains of $49 million. Additionally, common stock and paid-in-capital increased $186 million in 2000, of which $145 million reflects the ASA and Horizon Group acquisitions financed through the issuance of common stock. Partially offsetting this increase were net foreign exchange losses of $115 million and dividends to stockholders of $226 million. Unrealized investment and foreign exchange fluctuations from period to period are largely based on market conditions. Aon believes it is not economical to hedge these short-term noncash fluctuations.

INVESTMENT OPERATIONS
Aon invests in broad asset categories related to its diversified operations. Investments are managed with the objective of maximizing earnings while monitoring asset and liability durations, interest and credit risks and regulatory requirements. Aon maintains well-capitalized operating companies. The financial strength of these companies permits a diversified investment portfolio including invested cash, fixed-income obligations, public and private equities and limited partnerships.

Invested assets and related investment income not directly required to support the insurance brokerage and consulting businesses, together with the assets in excess of net policyholder liabilities of the underwriting businesses and related income, are allocated to the Corporate and Other segment. These diversified assets, which are publicly-traded equities, as well as less liquid private equities and limited partnerships, represent a more aggressive investment strategy that provides an opportunity for greater returns with a longer-term investment horizon. These assets, owned in the insurance underwriting companies, are necessary to support strong claims paying ratings by independent rating agencies and are unavailable for other uses such as debt reduction or share repurchases without consideration of regulatory requirements (see note 10).

Many of the limited partnerships in which Aon invests have significant holdings in publicly-traded equities. Changes in market value of these equities flow through the valuation of the limited partnerships. Aon's ownership share of this partnership valuation is included in Aon's reported Corporate and Other segment revenue. By comparison, changes in the market value of directly held, publicly-traded equities are recorded directly in stockholders' equity. As a consequence of this accounting, the Corporate and Other segment exhibits greater variability in investment income than is the case of investments supporting the operating segments.

With a carrying value of $2.3 billion at December 31, 2000, Aon's total fixed-maturity portfolio is invested primarily in investment grade holdings (95%) and has a fair value which is 98% of amortized cost. Aon's general investment philosophy is to hold fixed-rate assets for long-term investment. Thus, it does not have a trading portfolio. Aon has determined that its portfolio of bonds, notes and redeemable preferred stocks is available to be sold in response to changes in market interest rates, relative value of asset sectors, individual securities prepayment and credit risks and Aon's need for liquidity.

INVESTED ASSETS
(millions)    As of December 31           2000        1999
-----------------------------------------------------------
Short-term investments                 $ 2,325     $ 2,362
Fixed maturities                         2,337       2,497
Equity securities                          492         574
Other*                                     865         751
-----------------------------------------------------------
Total invested assets                  $ 6,019     $ 6,184
-----------------------------------------------------------
*Limited partnerships were $602 million and $465 million as of December 31, 2000 and 1999, respectively.

INVESTMENT INCOME

(millions)   Years ended December 31      2000        1999        1998
-----------------------------------------------------------------------
Insurance brokerage and other services
  (primarily short-term investments)     $ 186       $ 159       $ 194
Consulting                                   6           3           6
Insurance underwriting
  (primarily fixed maturities)             245         251         240
Corporate and other                         71         164         150
-----------------------------------------------------------------------
Total investment income                  $ 508       $ 577       $ 590
-----------------------------------------------------------------------

MARKET RISK EXPOSURE
Aon is subject to various market risk exposures including foreign exchange rate risk, interest rate risk and equity price risk. The following disclosures reflect estimates of future performance and economic conditions. Actual results may differ.

Aon is subject to foreign exchange rate risk associated with translating financial statements of its foreign subsidiaries into U.S. dollars. Additionally, certain of Aon's foreign brokerage subsidiaries receive revenues in currencies that differ from their functional currencies. Aon's primary exposures are associated with the British Pound, the Canadian Dollar, the Australian Dollar and other European currencies. Aon uses various derivative financial instruments (see note 13) to protect against adverse transaction and translation effects due to exchange rate fluctuations. The potential decrease to Aon 's consolidated stockholders' equity at December 31, 2000 resulting from a hypothetical 10% adverse change in quoted year-end foreign currency exchange rates amounts to $136 million at December 31, 2000 and 1999. The impact to 2000 and 1999 pretax income in the event of a hypothetical 10% adverse change in the respective quoted year-end exchange rates would not be material after consideration of derivative positions.

Due to the  nature  of Aon's  businesses,  income  is  affected  by  changes  in international and domestic short-term interest rates. Aon hedges its net exposure to short-term interest rates with various derivative financial instruments. A hypothetical 1% decrease in interest rates would cause a decrease, net of derivative positions, of $11 million and $8 million to 2000 and 1999 pretax income, respectively.

The valuation of Aon's fixed-maturity portfolio is subject to interest rate risk. A hypothetical 1% increase in long-term interest rates would decrease the fair value of the portfolio at December 31, 2000 and 1999 by approximately $103 million and $121 million, respectively. Aon has long-term notes payable and capital securities outstanding with a fair value of $2.6 billion and $2.4 billion at December 31, 2000 and 1999, respectively. Such fair value was less than the carrying value by $10 million and $18 million at December 31, 2000 and 1999, respectively. A hypothetical 1% decrease in interest rates would increase the fair value by approximately 10% at December 31, 2000 and 1999.

The valuation of Aon's marketable equity securities portfolio is subject to equity price risk. If market prices were to decrease 10%, the fair value of the equity portfolio would have a corresponding decrease of $49 million at December 31, 2000 compared to $57 million at December 31, 1999. At December 31, 2000 and 1999, there were no outstanding derivatives hedging the price risk on the equity portfolio.

The selection of the ranges of values chosen to represent changes in foreign currency exchange rates, equity market prices and interest rates should not be construed as Aon's prediction of future market events, but rather an illustration of the impact of such events. The range of changes chosen reflects Aon's view of changes, which are reasonably possible over a one-year period.

The translated value of revenue and expense from Aon's international brokerage and underwriting operations are subject to fluctuations due to changes in foreign exchange rates. However, the net impact of these fluctuations on Aon's net income or cash flows has not been material.

In 1999, Aon addressed and implemented the system modifications necessary for full conversion to the Euro effective January 1, 2002. The costs related to the Euro conversion did not have a material impact on Aon's European operations in 1999 or 2000.


INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
This annual report contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed-income markets, changes in commercial property and casualty premium rates, the competitive environment, the actual cost of resolution of contingent liabilities, the final form of the business transformation plan, the ultimate cost and timing of the implementation thereof and the actual cost savings and other benefits resulting therefrom.

CONSOLIDATED STATEMENTS OF INCOME

(millions except per share data)    Years ended December 31          2000           1999        1998
-----------------------------------------------------------------------------------------------------
REVENUE
   Brokerage commissions and fees                                 $ 4,946        $ 4,639     $ 4,197
   Premiums and other                                               1,921          1,854       1,706
   Investment income (note 6)                                         508            577         590
                                                                 ------------------------------------
      Total revenue                                                 7,375          7,070       6,493
-----------------------------------------------------------------------------------------------------
EXPENSES
   General expenses (notes 3, 4 and 14)                             5,190          5,214       4,457
   Benefits to policyholders                                        1,037            973         896
   Interest expense                                                   140            105          87
   Amortization of intangible assets                                  154            143         122
                                                                 ------------------------------------
      Total expenses                                                6,521          6,435       5,562
-----------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX, MINORITY INTEREST AND ACCOUNTING CHANGE     854            635         931
   Provision for income tax (note 8)                                  333            243         349
                                                                 ------------------------------------
INCOME BEFORE MINORITY INTEREST AND ACCOUNTING CHANGE                 521            392         582
   Minority interest, net of tax--Company-obligated mandatorily
      redeemable preferred capital securities (note 10)               (40)           (40)        (41)
                                                                 ------------------------------------
INCOME BEFORE ACCOUNTING CHANGE                                       481            352         541
   Cumulative effect of change in accounting principle,
      net of tax (note 1)                                              (7)            --          --
                                                                 ------------------------------------
NET INCOME                                                        $   474        $   352     $   541

-----------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS                      $   471        $   349     $   538
-----------------------------------------------------------------------------------------------------

BASIC NET INCOME PER SHARE:
   Before accounting change                                       $  1.84        $  1.35     $  2.11
   Cumulative effect of change in accounting principle              (0.03)            --          --
                                                                 ------------------------------------
      Basic net income per share                                  $  1.81        $  1.35     $  2.11

DILUTIVE NET INCOME PER SHARE:
   Before accounting change                                       $  1.82        $  1.33     $  2.07
   Cumulative effect of change in accounting principle              (0.03)            --          --
                                                                 ------------------------------------
      Dilutive net income per share                               $  1.79        $  1.33     $  2.07

CASH DIVIDENDS PER SHARE PAID ON COMMON STOCK                     $  0.87        $  0.82     $  0.73

-----------------------------------------------------------------------------------------------------
DILUTIVE AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING    263.0          262.7       259.4
-----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions)                                       As of December 31                   2000      1999
----------------------------------------------------------------------------------------------------
ASSETS

INVESTMENTS
   Fixed maturities at fair value                                                $  2,337  $  2,497
   Equity securities at fair value                                                    492       574
   Short-term investments                                                           2,325     2,362
   Other investments                                                                  865       751
                                                                               ---------------------
      Total investments                                                             6,019     6,184
----------------------------------------------------------------------------------------------------

CASH                                                                                1,118       837


RECEIVABLES
   Insurance brokerage and consulting services                                      6,952     6,230
   Premiums and other                                                               1,278     1,116
                                                                               ---------------------
      Total receivables (net of allowance for doubtful accounts: 2000--$92;
          1999--$94)                                                                8,230     7,346
----------------------------------------------------------------------------------------------------

CURRENT INCOME TAXES                                                                   20        73


DEFERRED INCOME TAXES                                                                 353       270


DEFERRED POLICY ACQUISITION COSTS                                                     656       636


EXCESS OF COST OVER NET ASSETS PURCHASED
   (net of accumulated amortization: 2000--$580; 1999--$466)                        3,427     3,359


OTHER INTANGIBLE ASSETS
   (net of accumulated amortization: 2000--$819; 1999--$779)                          489       503


OTHER ASSETS                                                                        1,939     1,924

----------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                  $ 22,251  $ 21,132
----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



(millions)                                       As of December 31                   2000      1999
----------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY


INSURANCE PREMIUMS PAYABLE                                                       $  8,212  $  7,643


POLICY LIABILITIES
   Future policy benefits                                                           1,054     1,005
   Policy and contract claims                                                         801       764
   Unearned and advance premiums                                                    1,935     2,012
   Other policyholder funds                                                         1,069     1,207
                                                                               ---------------------
      Total policy liabilities                                                      4,859     4,988


GENERAL LIABILITIES
   General expenses                                                                 1,619     1,731
   Short-term borrowings                                                              309       303
   Notes payable                                                                    1,798     1,611
   Other liabilities                                                                1,216       955
                                                                               ---------------------
   TOTAL LIABILITIES                                                               18,013    17,231
----------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENT LIABILITIES


REDEEMABLE PREFERRED STOCK                                                             50        50


COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF
   SUBSIDIARY TRUST HOLDING SOLELY THE COMPANY'S JUNIOR SUBORDINATED DEBENTURES       800       800


STOCKHOLDERS' EQUITY
   Common stock--$1 par value
      Authorized: 2000--750 shares; 1999--300 shares; issued                          264       259
   Paid-in additional capital                                                         706       525
   Accumulated other comprehensive loss                                              (377)     (309)
   Retained earnings                                                                3,127     2,905
   Treasury stock at cost (shares: 2000--3.8; 1999--2.7)                             (118)      (90)
   Deferred compensation                                                             (214)     (239)
                                                                               ---------------------
   TOTAL STOCKHOLDERS' EQUITY                                                       3,388     3,051
----------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $ 22,251  $ 21,132
----------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(millions)                                              Years Ended December 31      2000    1999    1998
----------------------------------------------------------------------------------------------------------
COMMON STOCK    Balance at January 1                                               $  259  $  172  $  172
   Effect of three-for-two stock split                                                 --      86      --
   Issued for business combinations                                                     4       1      --
   Issued for employee benefit plans                                                    1      --      --
                                                                                 -------------------------
                                                                                      264     259     172
----------------------------------------------------------------------------------------------------------
PAID-IN ADDITIONAL CAPITAL  Balance at January 1                                      525     450     377
   Effect of three-for-two stock split                                                 --     (86)     --
   Business combinations                                                              141      47      --
   Employee benefit plans                                                              40     114      73
                                                                                 -------------------------
                                                                                      706     525     450
----------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)    Balance at January 1                (309)   (116)    103
   Cumulative effect of change in accounting principle related to derivatives
   (note 1)                                                                             3      --      --
   Net derivative gains arising during fourth quarter 2000                              3      --      --
   Net unrealized investment gains (losses)                                            49    (199)   (111)
   Net foreign exchange losses                                                       (115)    (54)    (12)
   Net additional minimum pension liability adjustment                                 (8)     60     (96)
                                                                                 -------------------------
   Other comprehensive loss                                                           (68)   (193)   (219)
                                                                                 -------------------------
                                                                                     (377)   (309)   (116)
----------------------------------------------------------------------------------------------------------
RETAINED EARNINGS    Balance at January 1                                           2,905   2,782   2,463
   Net income                                                                         474     352     541
   Dividends to stockholders                                                         (226)   (210)   (194)
   Loss on treasury stock reissued                                                    (24)    (18)    (30)
   Employee benefit plans                                                              (2)     (1)     --
   Business combinations                                                               --      --       2
                                                                                 -------------------------
                                                                                    3,127   2,905   2,782
----------------------------------------------------------------------------------------------------------
TREASURY STOCK    Balance at January 1                                                (90)    (58)    (93)
   Cost of shares acquired                                                           (102)   (105)    (44)
   Shares reissued at average cost                                                     74      73      79
                                                                                 -------------------------
                                                                                     (118)    (90)    (58)
----------------------------------------------------------------------------------------------------------
DEFERRED COMPENSATION    Balance at January 1                                        (239)   (213)   (200)
   Net issuance of stock awards                                                        (7)    (73)    (54)
   Debt guarantee of employee stock ownership plan                                     --      17      16
   Amortization of deferred compensation                                               32      30      25
                                                                                 -------------------------
                                                                                     (214)   (239)   (213)
----------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY AT DECEMBER 31                                                $3,388  $3,051  $3,017
----------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
   NET INCOME                                                                      $  474  $  352  $  541
   OTHER COMPREHENSIVE LOSS (NOTE 2)                                                  (68)   (193)   (219)
                                                                                 -------------------------
   COMPREHENSIVE INCOME                                                            $  406  $  159  $  322
---------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)                                              Years ended December 31      2000    1999    1998
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                     $   474  $  352  $  541
   Adjustments to reconcile net income to cash provided by operating activities
      Cumulative effect of change in accounting principle, net of tax                   7      --      --
      Insurance operating assets and liabilities net of reinsurance                    46      91     165
      Amortization of intangible assets                                               154     143     122
      Depreciation and amortization of property, equipment and software               179     187     131
      Income taxes                                                                    145    (106)     75
      Special charge and purchase accounting liabilities (notes 3, 4 and 14)          (57)    160    (130)
      Valuation changes on investments and income on disposals                        (66)   (134)    (52)
      Other receivables and liabilities -- net                                       (143)   (231)     12
                                                                                 -------------------------
         CASH PROVIDED BY OPERATING ACTIVITIES                                        739     462     864
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Sale of investments
      Fixed maturities
         Maturities                                                                   100      80     107
         Calls and prepayments                                                        129     160     108
         Sales                                                                        400   1,152   2,062
      Equity securities                                                               253     461   2,176
      Other investments                                                               281     114      51
   Purchase of investments
      Fixed maturities                                                               (455)   (959) (2,257)
      Equity securities                                                              (148)   (385) (2,253)
      Other investments                                                              (436)   (357)   (141)
      Short-term investments -- net                                                     3     (93)   (534)
   Acquisition of subsidiaries                                                        (85)   (395)   (374)
   Property and equipment and other -- net                                           (179)   (271)   (300)
                                                                                 -------------------------
         CASH USED BY INVESTING ACTIVITIES                                           (137)   (493) (1,355)
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Treasury stock transactions -- net                                                 (59)    (66)    (18)
   Issuance of short-term borrowings -- net                                            11     408      80
   Issuance of long-term debt                                                         250     250      --
   Repayment of long-term debt                                                        (70)   (100)    (34)
   Interest sensitive, annuity and investment-type contracts
      Deposits                                                                        218     444     435
      Withdrawals                                                                    (437)   (574)   (137)
   Cash dividends to stockholders                                                    (226)   (210)   (194)
                                                                                 -------------------------
         CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                (313)    152     132
----------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                (8)     (7)     (3)
                                                                                 -------------------------
INCREASE (DECREASE) IN CASH                                                           281     114    (362)
CASH AT BEGINNING OF YEAR                                                             837     723   1,085
                                                                                 -------------------------
CASH AT END OF YEAR                                                               $ 1,118  $  837  $  723
----------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES
--------------------------------------------------------------------------------

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

BROKERAGE COMMISSIONS AND FEES
In general, commission income is recognized at the later of the billing or effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Certain life insurance commissions, commissions on premiums billed directly by insurance companies and certain other carrier compensation are generally recognized as income when received. Commissions on premium adjustments are recognized as they occur. Fees for claims services, benefit consulting, reinsurance services and other services are recognized when the services are rendered.

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

STOCK COMPENSATION PLANS
Aon applies  Accounting  Principles  Board Opinion No. 25,  Accounting for Stock
Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option plan as the exercise price of the options equaled the market price of the stock at the date of grant. Compensation expense has been recognized for stock awards issued pursuant to the Aon Stock Award Plan based on the market price at the date of the award.

INCOME TAX
Deferred income tax has been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect.

INCOME PER SHARE
Basic income per share is computed based on the weighted-average number of common shares outstanding, excluding any dilutive effects of options and awards. Net income available for common stockholders is net of all preferred dividends. Dilutive income per share is computed based on the weighted-average number of common shares outstanding plus the dilutive effect of options and awards. The dilutive effect of options and awards is calculated under the treasury stock method using the average market price for the period. Income per share is calculated as follows:


(millions except per share data)                2000        1999        1998
------------------------------------------------------------------------------
Net income                                    $  474       $ 352       $ 541
Redeemable preferred stock dividends              (3)         (3)         (3)
                                            ----------------------------------
Net income available for common
  stockholders                                $  471       $ 349       $ 538
------------------------------------------------------------------------------
Basic shares outstanding                         260         259         255
Common stock equivalents                           3           4           4
                                            ----------------------------------
Dilutive potential common shares                 263         263         259
------------------------------------------------------------------------------
Net income per share:
  Basic                                       $ 1.81      $ 1.35      $ 2.11
  Dilutive                                    $ 1.79      $ 1.33      $ 2.07
------------------------------------------------------------------------------

INVESTMENTS
Fixed-maturity securities are available for sale and are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums to the first call date and the accretion of discounts to maturity that are included in investment income. Marketable equity securities that are held directly are carried at fair value. Unrealized gains and temporary unrealized losses on fixed maturities and directly-held equity securities are excluded from income and are recorded directly to stockholders' equity in accumulated other comprehensive income or loss, net of deferred income taxes. Mortgage loans, policy loans and private equity investments are generally carried at cost or unpaid principal balance.

Limited partnership investments are carried under the equity method. Many of the limited partnerships in which Aon invests have significant holdings in publicly-traded equities. Changes in market value of these indirectly-held equities flow through the limited partnerships' statements. Aon's ownership share of these valuation changes is included in Aon's reported investment income.

Income or loss on disposal of any securities held in the portfolio is computed using specific costs of securities sold and reported as investment income in the consolidated statements of income.

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

Accounting policies relating to derivative financial instruments are discussed in note 13.

DEFERRED POLICY ACQUISITION COSTS
Costs of acquiring new and renewal insurance underwriting business, principally the excess of new commissions over renewal commissions, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred and reported as assets. For long- duration life and health products, amortization of deferred policy acquisition costs is related to and based on the expected premium revenues of the policies. In general, amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits. For extended warranty and short-duration health insurance, costs of acquiring and renewing business are deferred and amortized as the related premium is earned.

INTANGIBLE ASSETS
In general, the excess of cost over net assets purchased relating to business acquisitions is being amortized into income over periods not exceeding 40 years using the straight-line method, with a weighted-average life of 35 years. The cost of other intangible assets is being amortized over a range of 4 to 25 years with a weighted-average life of 18 years.

In the unexpected event of a significant deterioration in profitability that is expected to be recurring, Aon would assess the recoverability of its intangible assets through an analysis of expected future cash flows.

PROPERTY AND EQUIPMENT
Property and equipment, reported in other assets, are generally depreciated using the straight-line method over their estimated useful lives. Included in this category is internal use software, which is software that is acquired, internally developed or modified solely to meet internal needs, with no plan to market externally. Costs related to directly obtaining, developing or upgrading internal use software are capitalized. These costs are generally amortized using the straight-line method over a range of 2 to 8 years. The weighted-average life of Aon's software at December 31, 2000 is 5.6 years.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the consolidated statements of financial position for cash and cash equivalents, including short-term investments, approximate their fair value. Fair value for fixed-maturity and equity securities is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. Fair value of derivative financial instruments is based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

Other investments are composed of mortgage loans, policy loans, private equity investments and limited partnerships. The fair value for mortgage loans and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. It is not practical to estimate the fair value of private equity investments and limited partnerships without incurring excessive costs.

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

FUTURE POLICY BENEFITS,  POLICY AND CONTRACT CLAIMS AND UNEARNED PREMIUMS
Future policy benefit liabilities on non-universal life and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations. Interest assumptions are graded and range from 4.5% to 7.0% at December 31, 2000. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue and duration.

Policyholder liabilities on universal life and investment products are generally based on policy account values. Interest credit rates for these products range from 5.2% to 8.1%.

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

FOREIGN CURRENCY TRANSLATION
In general, foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Net foreign exchange gains and losses on translation are generally reported in stockholders' equity, in accumulated other comprehensive income or loss, net of deferred income tax. The effect of transaction gains and losses on the consolidated statements of income is insignificant for all periods presented.

ACCOUNTING AND DISCLOSURE CHANGES
As of October 1, 2000, the Company adopted Financial  Accounting Standards Board
(FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133), as amended. The adoption of Statement 133 resulted in a $5 million cumulative effect of a change in accounting principle before applicable income taxes of $2 million and was recognized as an increase to accumulated other comprehensive income (note 2) in the consolidated statement of stockholders' equity for the year ended December 31, 2000. The adoption of Statement 133 did not have a material effect on net income for the year ended December 31, 2000. Refer to note 13 for a description of accounting policies relating to derivative financial instruments.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, which provides guidance for applying generally accepted accounting principles relating to the timing of revenue recognition in financial statements filed with the SEC. Effective January 1, 2000, in accordance with the provisions of SAB 101, Aon established a provision for estimated returned commissions from policy cancellations. In 1999 and previous years, Aon recognized returned commissions when they occurred. The cumulative effect of this accounting change was an after-tax charge of $7 million or $0.03 per share in the first quarter of 2000. Previously reported results for the remaining quarters of 2000 were not impacted by this accounting change. Pro forma results for 1999 and 1998 are not materially different from previously reported results.

In September 2000, the FASB issued Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Statement No. 140 replaces Statement No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. Statement No. 140 is effective for all transfers of financial assets occurring after March 31, 2001. Aon has not yet determined the effect, if any, this statement will have on the consolidated financial statements.

RECLASSIFICATION
Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the 2000 presentation.


2 OTHER COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

The components of other comprehensive loss and the related tax effects are as follows:


(millions)    Years ended December 31                2000                        1999                        1998
---------------------------------------------------------------------------------------------------------------------------------
                                          Amount  Income Tax  Amount | Amount  Income Tax  Amount  | Amount  Income Tax  Amount
                                          Before  (Expense)   Net of | Before  (Expense)   Net of  | Before  (Expense)   Net of
                                          Taxes    Benefit    Taxes  | Taxes    Benefit    Taxes   | Taxes    Benefit    Taxes
---------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in                                       |                             |
  accounting principle related                                       |                             |
  to derivatives                          $   5     $  (2)    $   3  | $  --     $  --      $  --  | $  --     $  --       $  --
Net derivative gains arising during                                  |
  fourth quarter 2000                         4        (1)        3  |    --        --         --  |    --        --          --
---------------------------------------------------------------------------------------------------------------------------------
Net derivative gains                          9        (3)        6  |    --        --         --  |    --        --          --
                                                                     |                             |
Unrealized holding gains (losses)                                    |                             |
  arising during the year                    45       (14)       31  |  (263)       92       (171) |  (130)       49         (81)
Less: reclassification adjustment           (26)        8       (18) |    45       (17)        28  |    47       (17)         30
---------------------------------------------------------------------------------------------------------------------------------
Net unrealized investment gains (losses)     71       (22)       49  |  (308)      109       (199) |  (177)       66        (111)
                                                                     |                             |
Net foreign exchange losses                (188)       73      (115) |   (89)       35        (54) |   (18)        6         (12)
                                                                     |                             |
Net additional minimum pension                                       |                             |
  liability adjustment                      (13)        5        (8) |    95       (35)        60  |  (155)       59         (96)
---------------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive loss          $(121)    $  53     $ (68) | $(302)   $  109    $  (193) | $(350)    $ 131       $(219)
---------------------------------------------------------------------------------------------------------------------------------

The components of accumulated other comprehensive loss, net of tax, as of December 31, 2000, 1999 and 1998 are as follows:


(millions)                                                    2000      1999      1998
----------------------------------------------------------------------------------------
Net derivative gains                                        $    6    $   --    $   --
Net unrealized investment gains (losses)                       (72)     (121)       78
Net foreign exchange losses                                   (267)     (152)      (98)
Net additional minimum pension liability                       (44)      (36)      (96)
----------------------------------------------------------------------------------------
  Accumulated other comprehensive loss                      $ (377)   $ (309)   $ (116)
----------------------------------------------------------------------------------------

3 BUSINESS COMBINATIONS
--------------------------------------------------------------------------------

ACQUISITIONS
PURCHASE METHOD
In 2000, Aon acquired Actuarial Sciences Associates, Inc., an employee benefits and compensation consulting firm, and Horizon Consulting Group, Inc., a firm specializing in commercial policyholder claim consulting services, and certain other insurance brokerage and consulting operations. In these transactions, Aon paid an aggregate of approximately $85 million in cash and $145 million in stock. Internal funds, short-term borrowings and common stock financed the acquisitions. Excess of cost over net assets purchased of approximately $225 million accounted for on a preliminary basis resulted from these acquisitions and is primarily being amortized over 40 years.

In 1999, Aon acquired The Nikols Group, Presidium Holdings, Inc., Societe Generale d'Assurance et de Prevoganie and certain other insurance brokerage and consulting operations for approximately $440 million. Aon also acquired insurance underwriting blocks of business for $50 million. The purchase accounting for these acquisitions was finalized in 2000. The acquisitions were financed by internal funds, short-term borrowings and common stock. Excess of cost over net assets purchased of approximately $500 million resulted from these acquisitions and is primarily being amortized over 40 years.

In 1998, Aon acquired Le Blanc de Nicolay, Gil y Carvajal and certain other operations for approximately $400 million. The acquisitions were financed by internal funds and short-term borrowings. Excess of cost over net assets purchased of approximately $400 million resulted from these acquisitions and is being amortized over 40 years.

The results of operations from these acquisitions are included in the consolidated financial statements from the dates they were acquired. Pro forma results from these acquisitions are not materially different from reported results.

In accordance with a 1992 purchase agreement, securities with a value of $43 million are being held pursuant to an escrow agreement (as amended). The escrowed securities will be released on a predetermined schedule through 2007.

POOLING OF INTERESTS METHOD
In 1998, Aon issued 2.3 million shares of common stock for mergers with insurance brokerage and consulting organizations. Aon's prior period financial statements have not been restated for the mergers because the effect of the mergers was not material.

RESTRUCTURING CHARGES
In 1999, Aon consummated a plan of restructuring its operations as a result of business combination activity. A charge was recorded in the amount of $120 million. Total termination benefits were $67 million and related pension expense was $32 million, involving 900 positions, of which 860 terminations occurred in 1999 and 40 occurred in 2000. Benefits related to pension plans are included in Aon's total pension liability. Workforce reductions were related to a voluntary early retirement plan for employees of Aon's U.S. and Canadian operating subsidiaries, as well as the consolidation of Aon's European insurance brokerage and other services operations, primarily in the United Kingdom. The remaining charges of $21 million primarily reflect lease abandonments of $11 million relating to the consolidation of worldwide brokerage operations and asset impairments of $10 million.

The following table demonstrates the activity related to the liability for termination benefits and abandoned leases:


                                    Termination       Lease
(millions)                            Benefits     Abandonments      Total
---------------------------------------------------------------------------
Initial liability                      $ 67           $ 11           $ 78
Cash payments in 1999                   (51)            (6)           (57)
                                      -------------------------------------
Balance at December 31, 1999             16              5             21
Cash payments in 2000                    (9)            --             (9)
Credit to expense in 2000                --             (4)            (4)
Foreign currency revaluation             --             (1)            (1)
                                      -------------------------------------
Balance at December 31, 2000           $  7           $ --           $  7
---------------------------------------------------------------------------

The combination of 1998 acquisitions and the finalization of purchase accounting for the 1997 Jauch & Hubener acquisition resulted in $70 million of purchase accounting liabilities consisting primarily of termination benefits and lease abandonments. Termination of 160 positions occurred in 1998 and 1999 as planned.

The following table demonstrates the activity related to the liability for termination benefits and abandoned leases:


                                               Termination     Lease
(millions)                                       Benefits   Abandonments  Total
--------------------------------------------------------------------------------
Initial liability                                  $ 40        $ 30        $ 70
Cash payments in 1998                               (16)         (4)        (20)
                                                  ------------------------------
Balance at December 31, 1998                         24          26          50

Cash payments in 1999                               (24)         (6)        (30)
                                                  ------------------------------
Balance at December 31, 1999                         --          20          20
Cash payments in 2000                                --         (14)        (14)
Foreign currency revaluation                         --          (2)         (2)
                                                  ------------------------------
Balance at December 31, 2000                       $ --        $  4        $  4
--------------------------------------------------------------------------------


In 1997, Aon recorded pretax special charges of $145 million related to management's commitment to a formal plan of restructuring Aon's brokerage operations as a result of the acquisition of Alexander & Alexander Services, Inc. (A&A). These charges, in addition to certain charges taken in 1996, constitute the "Aon Plan." The restructuring charges included costs related to termination benefits of $40 million, lease abandonments and other exit costs of $68 million, and asset impairments of $37 million related to the abandonment of systems and real estate space. Terminations of 600 positions occurred in 1997 and 1998 as planned. Lease abandonments of $54 million are primarily located in the United Kingdom and are being paid out over several years as planned.

The  following  table   demonstrates  the  activity  related  to  the  Aon  Plan
liabilities:

                                                                Lease
                                                             Abandonments
                                                Termination    and Other
(millions)                                        Benefits    Exit Costs   Total
--------------------------------------------------------------------------------
Balance at December 31, 1996                         $ 12      $  48      $  60
Expense charged in 1997                                40         68        108
Cash payments in 1997 and 1998                        (52)       (36)       (88)
                                                  ------------------------------
Balance at December 31, 1998                           --         80         80
Cash payments in 1999                                  --        (24)       (24)
Credit to expense in 1999                              --        (11)       (11)
                                                  ------------------------------
Balance at December 31, 1999                           --         45         45
Cash payments in 2000                                  --        (11)       (11)
Foreign currency revaluation                           --         (2)        (2)
                                                  ------------------------------
Balance at December 31, 2000                         $ --      $  32      $  32
--------------------------------------------------------------------------------


Also in 1997, following management's commitment to a formal plan of restructuring the A&A and Bain Hogg brokerage operations, Aon estimated costs of $264 million which were allocated to the cost of those acquisitions (the "A&A and Bain Hogg Plan"). The costs primarily relate to termination benefits and lease abandonments. Terminations of 2,000 positions occurred in 1997 and 1998 as planned.

The following table demonstrates the activity related to the A&A and Bain Hogg Plan liabilities:

                                                                Lease
                                                             Abandonments
                                                Termination    and Other
(millions)                                        Benefits    Exit Costs   Total
--------------------------------------------------------------------------------
Initial liability                                   $ 100      $ 164      $ 264
Cash payments in 1997 and 1998                       (100)       (89)      (189)
                                                  ------------------------------
Balance at December 31, 1998                           --         75         75
Cash payments in 1999                                  --        (28)       (28)
Charge to expense in 1999                              --         13         13
                                                  ------------------------------
Balance at December 31, 1999                           --         60         60
Cash payments in 2000                                  --        (14)       (14)
Charge to expense in 2000                              --          4          4
Foreign currency revaluation                           --         (4)        (4)
                                                  ------------------------------
Balance at December 31, 2000                        $  --      $  46      $  46
--------------------------------------------------------------------------------

The remaining liabilities at December 31, 2000 primarily relate to real estate.

All of Aon's  unpaid  liabilities  relating to  acquisitions  are  reflected  in
general  expense  liabilities  in  the  consolidated   statements  of  financial
position.

4 BUSINESS TRANSFORMATION PLAN
--------------------------------------------------------------------------------

In fourth quarter 2000, Aon recorded pretax special charges of $82 million related to the Board's approval in principle of, and management's commitment to, a formal plan of restructuring Aon's worldwide operations. This plan constitutes the "business transformation plan" to be implemented during the fourth quarter of 2000 and throughout 2001. Costs of the plan include special charges and transition costs. The special charges in the fourth quarter 2000 included costs related to termination benefits of $54 million, other costs to exit an activity of $6 million and asset impairments and other charges of $22 million primarily relating to the abandonment of systems and equipment. The elimination of approximately 500 positions occurred in the fourth quarter, the majority of which were related to the Insurance Brokerage and Other Services segment in the U.S. and the U.K.

The following table demonstrates the activity related to the liability for termination benefits and costs to exit an activity:


                                                            Other Costs
                                               Termination     to Exit
(millions)                                       Benefits   an Activity   Total
--------------------------------------------------------------------------------
Expense charged in 2000                            $ 54        $  6        $ 60
Cash payments in 2000                               (13)         (3)        (16)
                                                  ------------------------------
Balance at December 31, 2000                       $ 41        $  3        $ 44
--------------------------------------------------------------------------------


5 DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

A&A discontinued its property and casualty insurance underwriting operations in 1985, some of which were then placed into runoff, with the remainder sold in 1987. In connection with those sales, A&A provided indemnities to the purchaser for various estimated and potential liabilities, including provisions to cover future losses attributable to insurance pooling arrangements, a stop-loss reinsurance agreement and actions or omissions by various underwriting agencies previously managed by an A&A subsidiary.

As of December 31, 2000, the liabilities associated with the foregoing indemnities and liabilities of insurance underwriting subsidiaries that are currently in runoff result principally from asbestos, pollution and other health hazard insurance claims and were included in other liabilities in the consolidated statements of financial position. Such liabilities amounted to $136 million, net of reinsurance recoverables and other assets of $175 million, and would be substantially reduced if a February 2000 ruling from the Court of Appeal in England favorable to A&A, in respect of which right to appeal has been granted, were upheld in a decision expected in or around 2002.

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

Although these insurance liabilities represent a best estimate of the probable liabilities, adverse developments may occur given the nature of the information available and the variables inherent in the estimation processes. Based on current estimates, management believes that the established liabilities of discontinued operations are sufficient.

6 INVESTMENTS
--------------------------------------------------------------------------------

The components of investment income are as follows:


(millions)       Years ended December 31             2000       1999       1998
--------------------------------------------------------------------------------
Short-term investments                              $ 214      $ 173      $ 196
--------------------------------------------------------------------------------
Fixed maturities:
  Interest income                                     172        195        219
  Income on disposals                                  13         52         37
  Losses on disposals                                 (12)       (13)       (24)
                                                  ------------------------------
   Total                                              173        234        232
--------------------------------------------------------------------------------
Equity securities:
  Dividend income                                      31         42         80
  Income on disposals                                  28         18         65
  Losses on disposals                                  (9)       (11)       (27)
                                                  ------------------------------
   Total                                               50         49        118
--------------------------------------------------------------------------------
Limited partnerships--equity earnings                  73         60         46
--------------------------------------------------------------------------------
Other investments:
  Interest, dividend and other income                  11         19         13
  Income (losses) on disposals                         (5)        48          1
                                                  ------------------------------
   Total                                                6         67         14
--------------------------------------------------------------------------------
Gross investment income                               516        583        606
Less investment expenses                                8          6         16
                                                  ------------------------------
Investment income                                   $ 508      $ 577      $ 590
--------------------------------------------------------------------------------


The components of net unrealized gains (losses) are as follows:


(millions)     As of December 31                     2000       1999       1998
--------------------------------------------------------------------------------
Fixed maturities                                    $ (45)    $ (100)    $  108
Equity securities                                     (72)       (88)        12
Deferred tax credit (charge)                           45         67        (42)
--------------------------------------------------------------------------------
Net unrealized investment gains (losses)            $ (72)    $ (121)    $   78
--------------------------------------------------------------------------------

The pretax changes in net unrealized investment gains (losses) are as follows:


(millions)     Years ended December 31               2000       1999       1998
--------------------------------------------------------------------------------
Fixed maturities                                    $  55     $ (208)   $  (22)
Equity securities                                      16       (100)     (155)
--------------------------------------------------------------------------------
Total                                               $  71     $ (308)   $ (177)
--------------------------------------------------------------------------------


The amortized cost and fair value of investments in fixed maturities and equity securities are as follows:


                                          Gross       Gross
(millions)                   Amortized Unrealized  Unrealized     Fair
As of December 31, 2000         Cost     Gains        Losses      Value
-------------------------------------------------------------------------
U.S. government and
  agencies                    $  189     $   5     $   (1)      $   193
States and political
  subdivisions                     8        --         --             8
Foreign governments              722        16         (3)          735
Corporate securities           1,407         9        (71)        1,345
Mortgage-backed securities        32        --         --            32
Other fixed maturities            24        --         --            24
                            ---------------------------------------------
Total fixed maturities         2,382        30        (75)        2,337
Total equity securities          564        20        (92)          492
-------------------------------------------------------------------------
Total                         $2,946     $  50     $ (167)      $ 2,829
-------------------------------------------------------------------------



                                          Gross       Gross
(millions)                   Amortized  Unrealized  Unrealized   Fair
As of December 31, 1999         Cost      Gains       Losses     Value
------------------------------------------------------------------------
U.S. government and
  agencies                   $   170    $    1      $  (11)   $   160
States and political
  subdivisions                     8        --          (1)         7
Foreign governments              755        14         (19)       750
Corporate securities           1,577        8         (90)      1,495
Mortgage-backed securities        44        --          (1)        43
Other fixed maturities            43         1          (2)        42
                            --------------------------------------------
Total fixed maturities         2,597        24        (124)     2,497
Total equity securities          662        12        (100)       574
------------------------------------------------------------------------
Total                        $ 3,259    $   36      $ (224)   $ 3,071
------------------------------------------------------------------------

The amortized cost and fair value of fixed maturities by contractual maturity, as of December 31, 2000, are as follows:


                                             Amortized     Fair
(millions)                                      Cost       Value
-----------------------------------------------------------------
Due in one year or less                       $   134    $   135
Due after one year through five years             828        821
Due after five years through ten years            655        644
Due after ten years                               733        705
Mortgage-backed securities                         32         32
-----------------------------------------------------------------
Total fixed maturities                        $ 2,382    $ 2,337
-----------------------------------------------------------------

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities on deposit for regulatory authorities as required by law amounted to $311 million at December 31, 2000 and $323 million at December 31, 1999. As required by the by-laws of Lloyd's brokers, cash and short-term investments subject to floating charges for the benefit of insurance creditors amounted to $1.0 billion and $1.2 billion at December 31, 2000 and 1999, respectively. Aon maintained premium trust bank accounts for premiums collected from insureds but not yet remitted to insurance companies of $1.3 billion at December 31, 2000 and 1999.

At  December  31,  2000  and  1999,   Aon  had  $66  million  and  $41  million,
respectively, of non-income producing investments.


7 DEBT AND LEASE COMMITMENTS
--------------------------------------------------------------------------------

NOTES PAYABLE
The following is a summary of notes payable:


(millions)          As of December 31                 2000        1999
-----------------------------------------------------------------------
Commercial paper                                   $   600     $   600
8.65% debt securities, due May 2005                    250          --
6.9% debt securities, due July 2004                    250         250
6.3% debt securities, due January 2004                 100         100
6.7% debt securities, due June 2003                    150         150
7.4% debt securities, due October 2002                 100         100
Euro credit facility, due June 2003, with interest
  at 5.1% to 5.2%                                      225         292
Notes payable, due in varying installments,
  with interest at 4% to 10%                           123         119
-----------------------------------------------------------------------
Total notes payable                                $ 1,798     $ 1,611
-----------------------------------------------------------------------

Commercial paper borrowings of $600 million at December 31, 2000 and 1999 have been included in notes payable based on Aon's intent and ability to maintain or refinance these obligations on a long-term basis through 2002.

In May 1999, Aon filed a universal shelf registration on Form S-3 with the SEC for the issuance of $500 million of debt and equity securities. In a 1999 public offering based on the shelf registration, Aon issued $250 million of 6.9% debt securities due July 2004. The net proceeds from the sale of the 6.9% notes were used to reduce outstanding short-term commercial paper borrowings.

In May 2000, Aon filed a prospectus supplement to use the remaining $250 million of its universal shelf registration and issued $250 million of 8.65% debt securities due May 2005. The net proceeds from the sale of the 8.65% notes were used for general corporate purposes, including securities repurchase programs, capital expenditures, working capital, repayment or reduction of long-term and short-term debt and the financing of acquisitions.

Interest is payable semi-annually on all debt securities. In addition, the debt securities are not redeemable by Aon prior to maturity and contain no sinking fund provisions. Maturities of notes payable are $12 million, $704 million, $377 million, $433 million and $250 million in 2001, 2002, 2003, 2004 and 2005, respectively.

In 1998, Aon entered into a committed bank credit facility under which certain European subsidiaries can borrow up to EUR 400 million. At December 31, 2000, Aon had borrowed EUR 279 million ($260 million) under this facility, of which $35 million is classified as short-term borrowings and $225 million is classified as notes payable in the consolidated statements of financial position. Aon has $1.2 billion of other unused committed bank credit facilities at December 31, 2000 to support $874 million of commercial paper and other short-term borrowings of which $274 million is classified as short-term borrowings at December 31, 2000.

Information related to notes payable (excluding the debt guarantee of the Employee Stock Ownership Plan (ESOP)) and short-term borrowings is as follows:


Years ended December 31                         2000        1999        1998
--------------------------------------------------------------------------------
Interest paid (millions)                       $ 140       $ 105        $ 87
Weighted-average interest rates--
  short-term borrowings                          6.4%        5.4%        5.5%
--------------------------------------------------------------------------------

DEBT GUARANTEE OF ESOP
Aon's ESOP entered into loan agreements to purchase Aon common stock. The loans were unconditionally guaranteed by Aon and therefore the unpaid balance of the loans was classified as notes payable in the accompanying consolidated statements of financial position. An equivalent amount, representing deferred compensation, was recorded as a deduction from stockholders' equity. The ESOP paid $18 million in 1999 and 1998, in loan principal and interest from contributions made by Aon to the ESOP, as well as dividend proceeds of common stock held by the ESOP. The loans had an interest rate of 8.35% and matured in 1999. The remaining 1.1 million shares were released for allocation in 1999.

LEASE COMMITMENTS
Aon has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2000 are:

(millions)
----------------------------------------------
2001                                  $   221
2002                                      200
2003                                      177
2004                                      156
2005                                      140
Later years                               743
----------------------------------------------
Total minimum payments required       $ 1,637
----------------------------------------------

Rental expenses for all operating leases for the years ended December 31, 2000, 1999 and 1998 amounted to $217 million, $198 million and $202 million, respectively.


8 INCOME TAX
--------------------------------------------------------------------------------

Aon and its principal domestic subsidiaries are included in a consolidated life-nonlife federal income tax return. Aon's foreign subsidiaries file various income tax returns in their foreign jurisdictions.

Income before income taxes and the cumulative effect of a change in accounting principle and the provision for income taxes consist of the following:


(millions)   Years ended December 31      2000   1999   1998
-------------------------------------------------------------
Income before income taxes*:
  U.S                                    $ 454  $ 444  $ 528
  Foreign                                  400    191    403
                                      -----------------------
Total                                    $ 854  $ 635  $ 931
-------------------------------------------------------------
Provision for income taxes:
Current:
  Federal                                $ 115  $ 201  $ 184
  Foreign                                  124     60     53
  State                                     28     20     23
                                      -----------------------
Total current                              267    281    260
-------------------------------------------------------------
Deferred (credit):
  Federal                                   46    (42)     2
  Foreign                                   16      7     87
  State                                      4     (3)    --
                                      -----------------------
Total deferred                              66    (38)    89
-------------------------------------------------------------
Provision for income tax                 $ 333  $ 243  $ 349
-------------------------------------------------------------
*Before cumulative effect of change in accounting  principle.

During 2000, 1999 and 1998, Aon's consolidated statements of income reflect a tax benefit of $26 million, $26 million and $25 million, respectively, on the 8.205% capital securities issued in January 1997 (see note 10).

A reconciliation of the income tax provisions based on the U.S. statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:


Years ended December 31                   2000        1999        1998
-------------------------------------------------------------------------
Statutory tax rate                        35.0%       35.0%       35.0%
Tax-exempt investment income              (0.5)       (1.2)       (1.8)
Amortization of intangible assets
  relating to acquired businesses          2.1         2.8         1.9
State income taxes                         2.5         1.7         1.6
Other--net                                (0.1)         --         0.8
-------------------------------------------------------------------------
Effective tax rate                        39.0%       38.3%       37.5%
-------------------------------------------------------------------------

Significant components of Aon's deferred tax assets and liabilities are as follows:


(millions)       As of December 31                      2000       1999
------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss and tax credit carryforwards     $   71      $  36
  Certain purchase accounting and special charges         31         58
  Unrealized investment losses                            42         67
  Employee benefit plans                                  81         64
  Unrealized foreign exchange losses                     170         97
  Other                                                  183        156
                                                      ------------------
  Total                                                  578        478
------------------------------------------------------------------------
Deferred tax liabilities:
  Policy acquisition costs                               (64)       (53)
  Other                                                 (133)      (127)
                                                      ------------------
  Total                                                 (197)      (180)
------------------------------------------------------------------------
Valuation allowance on deferred tax assets               (28)       (28)
------------------------------------------------------------------------
Net deferred tax assets                               $  353      $ 270
------------------------------------------------------------------------

There are limitations on the utilization of net operating loss and tax credit carryforwards after a change of control, consequently, there will be annual limitations on the realization of these tax assets. Accordingly, valuation allowances were established for various acquisitions. Subsequently, recognized tax benefits for these items would reduce excess of cost over net assets purchased. Although future earnings cannot be predicted with certainty, management currently believes that realization of the net deferred tax assets after consideration of the valuation allowance is more likely than not.

Prior to 1984, the life insurance companies were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were "capped" at December 31, 1983, and the balances will be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. As of December 31, 2000, the combined "policyholders' surplus account" of Aon's life insurance subsidiaries approximates $363 million. Aon's life insurance subsidiaries do not intend to make any taxable distributions or exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made. However, if such taxes were assessed, the amount of taxes payable would be approximately $127 million.

The amount of income taxes paid in 2000, 1999 and 1998 was $158 million, $324 million and $249 million, respectively.


9 REINSURANCE AND CLAIM RESERVES
--------------------------------------------------------------------------------

Aon's insurance subsidiaries are involved in both the cession and assumption of reinsurance with other companies. Aon's reinsurance consists primarily of short-duration contracts that are entered into with numerous automobile dealerships and insurers. Aon's insurance subsidiaries remain liable to the extent that the reinsuring companies are unable to meet their obligations.

A summary of reinsurance activity is as follows:


(millions)   Years ended December 31      2000        1999        1998
-----------------------------------------------------------------------
Ceded premiums earned                    $ 697       $ 624       $ 580
Ceded premiums written                     752         510         528
Assumed premiums earned                    231         178         149
Assumed premiums written                   168         116         133
Ceded benefits to policyholders            494         377         325
-----------------------------------------------------------------------


Activity in the liability for policy contract claims is summarized as follows:


(millions)   Years ended December 31            2000        1999        1998
------------------------------------------------------------------------------
Liabilities at beginning of year               $ 448       $ 483       $ 520
Incurred losses:
  Current year                                   840         890         807
  Prior years                                     16         (39)        (19)
                                             ---------------------------------
Total                                            856         851         788
------------------------------------------------------------------------------
Payment of claims:
  Current year                                  (633)       (618)       (539)
  Prior years                                   (294)       (268)       (286)
                                             ---------------------------------
Total                                           (927)       (886)       (825)
------------------------------------------------------------------------------
Liabilities at end of year
  (net of reinsurance recoverables:
  2000-$424, 1999-$316, 1998-$296)             $ 377       $ 448       $ 483
------------------------------------------------------------------------------

10 REDEEMABLE PREFERRED STOCK, CAPITAL SECURITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------

REDEEMABLE PREFERRED STOCK
At December 31, 2000, 1 million shares of redeemable preferred stock are outstanding. Dividends are cumulative at an annual rate of $2.55 per share. The shares of redeemable preferred stock will be redeemable at the option of Aon or the holders, in whole or in part, at $50.00 per share beginning one year after the occurrence of certain future events.

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


COMMON STOCK
In 2000, Aon's stockholders approved an amendment to Aon's Certificate of Incorporation to increase the number of authorized shares of common stock from 300 million to 750 million.

Aon repurchased 3.5 million, 2.8 million and 1 million shares in 2000, 1999 and 1998, respectively, of its common stock, primarily to provide shares for stock compensation plans. In addition, Aon issued 5.3 million new shares of common stock in 2000 for employee benefit plans and for acquisitions.

DIVIDENDS
A summary of dividends incurred is as follows:


(millions)    Years ended December 31     2000        1999        1998
-----------------------------------------------------------------------
Redeemable preferred stock               $   3       $   3       $   3
Common stock                               223         207         191
-----------------------------------------------------------------------
Total dividends incurred                 $ 226       $ 210       $ 194
-----------------------------------------------------------------------


STATUTORY CAPITAL AND SURPLUS
Generally, the capital and surplus of Aon's insurance subsidiaries available for transfer to the parent company are limited to the amounts that the insurance subsidiaries' statutory capital and surplus exceed minimum statutory capital requirements; however, payments of the amounts as dividends may be subject to approval by regulatory authorities. See note 8 for possible tax effects of distributions made out of untaxed earnings.

Net statutory income of the insurance subsidiaries is summarized as follows:


(millions)    Years ended December 31     2000        1999        1998
-----------------------------------------------------------------------
Life insurance                           $ 133       $ 101       $ 239
Property casualty                           49          57          62
-----------------------------------------------------------------------

Statutory capital and surplus of the insurance subsidiaries is summarized as follows:


(millions)    As of December 31           2000        1999        1998
-----------------------------------------------------------------------
Life insurance                           $ 492       $ 502       $ 610
Property casualty                          491         411         446
-----------------------------------------------------------------------

The National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual is effective January 1, 2001. The domiciliary states of Aon's major insurance subsidiaries have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that Aon's major insurance subsidiaries use to prepare their statutory-basis financial statements. The impact of these changes to Aon's major insurance subsidiaries' statutory capital and surplus as of January 1, 2001 is not expected to be significant.

11 EMPLOYEE BENEFITS
--------------------------------------------------------------------------------

SAVINGS AND PROFIT SHARING PLANS
Aon subsidiaries maintain contributory savings plans for the benefit of United States salaried and commissioned employees. Provisions made for these plans were $39 million, $37 million and $22 million in 2000, 1999 and 1998, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN
Aon subsidiaries maintained a leveraged ESOP for the benefit of United States salaried and certain commissioned employees. The final allocation under the leveraged ESOP was for 1998. Contributions to the ESOP amounted to $16 million in 1998.

PENSION AND OTHER POSTRETIREMENT BENEFITS
Aon sponsors defined benefit, pension and postretirement health and welfare plans that provide retirement, medical and life insurance benefits. The postretirement healthcare plans are contributory, with retiree contributions adjusted annually; the life insurance and pension plans are noncontributory.

U.S. PENSION AND OTHER BENEFIT PLANS
The following tables provide a reconciliation of the changes in obligations and fair value of assets for the years ended December 31, 2000 and 1999 and a statement of the funded status as of December 31, 2000 and 1999, for both qualified and non-qualified plans.


                                             Pension Benefits   Other Benefits

(millions)                                    2000       1999    2000    1999
------------------------------------------------------------------------------
RECONCILIATION OF BENEFIT OBLIGATION
Obligation at beginning
  of period                                  $ 773      $ 798   $  69   $  70
Service cost                                    32         33       2       2
Interest cost                                   60         58       5       5
Participant contributions                       --         --       6       5
Actuarial loss (gain)                            2         (2)     (1)     (8)
Benefit payments                               (48)       (42)    (12)    (12)
Curtailments                                    --         --      --       7
Special termination benefits                    --         33      --      --
Change in interest rate                        (27)      (105)     --      --
------------------------------------------------------------------------------
Obligation at end of period                  $ 792      $ 773   $  69   $  69
------------------------------------------------------------------------------
RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value at beginning
  of period                                  $ 933      $ 904   $   8   $   8
Actual return on plan assets                    45         66      --      --
Employer contributions                           2          5      --      --
Benefit payments                               (48)       (42)     --      --
------------------------------------------------------------------------------
Fair value at end of period                  $ 932      $ 933   $   8   $   8
------------------------------------------------------------------------------
FUNDED STATUS
Funded status at
  end of period                              $ 140      $ 160   $ (61)  $ (61)
Unrecognized prior-service                      (5)        (6)     --      (5)
Unrecognized gain                             (125)      (162)    (17)    (16)
------------------------------------------------------------------------------
Net amount recognized                        $  10      $  (8)  $ (78)  $ (82)
------------------------------------------------------------------------------

Prepaid benefit cost                         $  50      $ 26    $  --   $  --
Accrued benefit liability                      (46)       (34)    (78)    (82)
Other comprehensive income                       6         --      --      --
------------------------------------------------------------------------------
Net amount recognized                        $  10      $ (8)   $(78)   $(82)
------------------------------------------------------------------------------

In 2000, plans with a projected benefit obligation (PBO) in excess of the fair value of plan assets were unfunded plans with a PBO of $55 million, and plans with an accumulated benefit obligation (ABO) in excess of the fair value of plan assets were unfunded plans with an ABO of $46 million. In 1999, plans with a PBO in excess of the fair value of plan assets were unfunded plans with a PBO of $41 million, and plans with an ABO in excess of the fair value of plan assets were unfunded plans with an ABO of $31 million.

Pension plan assets include 3.7 million and 2.5 million shares of common stock issued by Aon on which dividends of $3 million and $2 million were received in 2000 and 1999, respectively.

In February 1999, Aon established a limited time early retirement incentive program that provided benefits through the defined benefit pension plan. The additional cost of termination benefits applicable for 1999 resulting from the program has been included in the preceding table.

The following table provides the components of net periodic benefit cost (credit) for the plans for the years ended December 31, 2000, 1999 and 1998:


(millions)    Pension Benefits            2000        1999        1998
-----------------------------------------------------------------------
Service cost                             $  32       $  33        $ 34
Interest cost                               60          58          53
Expected return on plan assets             (95)        (89)        (71)
Amortization of prior-service               (1)         (1)         (1)
Amortization of net gain                    (7)         (5)          1
-----------------------------------------------------------------------
Net periodic benefit cost (credit)       $ (11)      $  (4)       $ 16
-----------------------------------------------------------------------



(millions)    Other Benefits              2000        1999        1998
-----------------------------------------------------------------------
Service cost                             $   2       $   2        $  1
Interest cost                                5           5           5
Expected return on plan assets              --          --          (1)
Amortization of prior-service               (5)         (5)         (5)
Amortization of net gain                    (1)         (1)         (1)
-----------------------------------------------------------------------
Net periodic benefit cost (credit)       $   1       $   1        $ (1)
-----------------------------------------------------------------------


The weighted-average assumptions for the measurement period for U.S. benefit obligations are shown in the following table:


                                     Pension Benefits         Other Benefits
                                     2000        1999        2000       1999
-----------------------------------------------------------------------------
Discount rate                         8.3%        8.0%        8.3%       8.0%
Expected return on plan assets       10.3        10.0          --         --
Rate of compensation increase         4.0         4.0         4.0        4.0
-----------------------------------------------------------------------------


ASSUMPTIONS FOR OTHER POSTRETIREMENT BENEFITS
The employer's liability for future plan cost increase is limited in any year to 5% per annum. For measurement purposes in 2000, 1999 and 1998, the annual rate of increase in the per capita cost of covered health care benefits (trend rate) adjusted for actual current year cost experience was assumed to be 7.5%, 7.0% and 7.5%, respectively, decreasing gradually to 5.5% in year 2004 and remaining the same thereafter. However, with the employer funding increase cap limited to 5% per year, net employer trend rates are effectively limited to 5% per year in the future.

As a result, a 1% change in assumed healthcare cost trend rates has no effect on the service and interest cost components of net periodic postretirement healthcare benefit cost and on the accumulated postretirement benefit obligation for the measurement period ended in 2000.

INTERNATIONAL PENSION PLANS
The following tables provide a reconciliation of the changes in obligations and fair value of assets for the years ended December 31, 2000 and 1999 and a statement of the funded status as of December 31, 2000 and 1999 for material international plans, which are located in the United Kingdom and The Netherlands.

                                              International Pension
(millions)                                       2000          1999
--------------------------------------------------------------------
RECONCILIATION OF BENEFIT OBLIGATION
Obligation at beginning of period             $ 2,210       $ 2,147
Service cost                                       65            74
Interest cost                                     123           127
Participant contributions                           4             6
Benefit payments                                  (64)          (77)
Change in interest rate                          (126)           29
Foreign exchange translation                     (176)          (96)
--------------------------------------------------------------------
Obligation at end of period                   $ 2,036       $ 2,210
--------------------------------------------------------------------

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value at beginning of period             $ 2,122       $ 1,976
Actual return on plan assets                       55           248
Employer contributions                             50            61
Participant contributions                           4             6
Benefit payments                                  (64)          (77)
Foreign exchange translation                     (167)          (92)
--------------------------------------------------------------------
Fair value at end of period                   $ 2,000       $ 2,122
--------------------------------------------------------------------

Funded status
Funded status at end of period                $   (36)      $   (88)
Unrecognized prior-service                          1             1
Unrecognized loss                                 235           260
--------------------------------------------------------------------
Net amount recognized                         $   200       $   173
--------------------------------------------------------------------

Prepaid benefit cost                          $   200       $   173
Accrued benefit liability                         (67)          (60)
Other comprehensive income                         67            60
--------------------------------------------------------------------
Net amount recognized                         $   200       $   173
--------------------------------------------------------------------

In 2000, plans with a PBO in excess of the fair value of plan assets had a PBO of $1.2 billion and plan assets with a fair value of $1.1 billion, and plans with an ABO in excess of the fair value of plan assets had an ABO of $434 million and plan assets with a fair value of $399 million.

In 1999, plans with a PBO in excess of the fair value of plan assets had a PBO of $1.4 billion and plan assets with a fair value of $1.3 billion, and plans with an ABO in excess of the fair value of plan assets had an ABO of $480 million and plan assets with a fair value of $440 million.

The following table provides the components of net periodic benefit cost for the international plans for the measurement periods ended in 2000, 1999 and 1998:


(millions)                                2000        1999        1998
-----------------------------------------------------------------------
Service cost                             $  65       $  74       $  61
Interest cost                              123         127         113
Expected return on plan assets            (193)       (196)       (172)
Amortization of net loss                    10           8           2
-----------------------------------------------------------------------
Net periodic benefit cost                $   5       $  13       $   4
-----------------------------------------------------------------------


The   weighted-average   assumptions   for  the   measurement   period  for  the
international pension benefit  obligations  are  shown in the  following  table:


                                          2000        1999        1998
-----------------------------------------------------------------------
Discount rate                         6.0- 7.0%   6.0- 7.0%   6.0- 7.0%
Expected return on plan assets        7.0-10.0    7.0-10.0    7.0-10.0
Rate of compensation increase         4.0- 4.5    4.0- 4.5    4.0- 4.5
-----------------------------------------------------------------------


12 STOCK COMPENSATION PLANS
--------------------------------------------------------------------------------

STOCK AWARD PLAN
Under the Aon Stock Award Plan, Aon could award up to 19.4 million shares of common stock. Generally, the award plan requires the employees to complete three continuous years of service before the award begins to vest in increments until the completion of a ten-year period of continuous employment. In general, most awarded shares are issued as they become vested. In certain circumstances, an employee can elect to defer the receipt of vested shares to a later date. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested awards. The compensation cost associated with each award is deferred and amortized over the period of continuous employment using the straight-line method. In 2000, the plan was amended to add the ability to grant options pursuant to the provisions of the Aon Stock Option Plan. At December 31, 2000, the number of shares available for award is included with options available for grant.

Aon common stock awards outstanding consist of the following:

(shares in thousands)
Years ended December 31             2000        1999        1998
-----------------------------------------------------------------
Shares outstanding at beginning
  of year                          9,865       9,321       9,621
Granted                              586       2,056       1,179
Vested                            (1,216)     (1,159)     (1,205)
Canceled                            (354)       (353)       (274)
-----------------------------------------------------------------
Shares outstanding at end of year  8,881       9,865       9,321
-----------------------------------------------------------------

STOCK OPTION PLAN
Under the nonqualified Aon Stock Option Plan, options to purchase common stock were granted to certain officers and employees of Aon and its subsidiaries at 100% of market value on the date of grant. Under the plan, Aon could issue options to purchase up to 35 million shares. Generally, the option plan requires employees to complete two continuous years of service before the options begin to vest in increments until the completion of a four-year period of continuous employment. For all grants made prior to an amendment to the plan in 2000, employees were required to complete three continuous years of service before the options began to vest in increments until the completion of a six-year period of continuous employment.

A summary of Aon's stock option activity (including options granted pursuant to the amended Aon Stock Award Plan in 2000) and related information consists of the following:


Years ended December 31               2000              1999              1998
--------------------------------------------------------------------------------
                                     Weighted-        Weighted-       Weighted-
                                       Average          Average         Average
                                      Exercise         Exercise        Exercise
(shares in thousands)            Shares  Price    Shares  Price   Shares  Price
--------------------------------------------------------------------------------
Beginning
  outstanding                    11,223   $ 31     10,298   $ 26    9,078   $ 21
Granted                           6,812     25      2,417     43    2,381     43
Exercised                        (1,174)    17     (1,026)    17     (987)    15
Canceled                           (705)    33       (466)    28     (174)    22
--------------------------------------------------------------------------------
Ending
  outstanding                    16,156   $ 29     11,223   $ 31   10,298   $ 26
--------------------------------------------------------------------------------
Exercisable at
  end of year                     2,607   $ 21      1,833   $ 17    1,262   $ 15
--------------------------------------------------------------------------------
Options available
  for grant*                      2,368             4,843           6,795
--------------------------------------------------------------------------------

 *In 2000,  amount  includes  options  available for grant from the Stock  Award
  Plan.

A summary of options outstanding and options exercisable is as follows:


As of December 31, 2000
(shares in thousands)
--------------------------------------------------------------------------------
                             Options Outstanding             Options Exercisable
--------------------------------------------------------------------------------
                                     Weighted-
                                       Average   Weighted-             Weighted-
Range of                             Remaining     Average               Average
Exercise               Shares      Contractual    Exercise       Shares Exercise
Prices            Outstanding     Life (years)       Price  Exercisable    Price
--------------------------------------------------------------------------------
$ 14.17-$ 15.89         1,704              0.8     $ 15.40        1,305  $ 15.25
  21.72-  23.89         1,514              2.3       22.90          656    22.86
  23.94-  23.94         5,894              9.1       23.94           --       --
  26.53-  28.92         1,885              6.1       28.75          534    28.70
  29.63-  42.67         1,228              8.7       33.42          112    35.41
  43.33-  43.33         1,943              7.2       43.33           --       --
  43.44-  49.29         1,988              8.2       43.56           --       --
--------------------------------------------------------------------------------
$ 14.17-$ 49.29        16,156              6.9     $ 28.97        2,607  $ 20.79
--------------------------------------------------------------------------------


As of December 31, 1999
(shares in thousands)
--------------------------------------------------------------------------------
                             Options Outstanding             Options Exercisable
--------------------------------------------------------------------------------
                                     Weighted-
                                       Average   Weighted-             Weighted-
Range of                             Remaining     Average               Average
Exercise               Shares      Contractual    Exercise       Shares Exercise
Prices            Outstanding     Life (years)       Price  Exercisable    Price
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
--------------------------------------------------------------------------------

PRO FORMA INFORMATION
Pro forma information regarding net income and net income per share is required by FASB Statement No. 123 and has been determined as if Aon had accounted for employee stock options and stock awards under the fair value method.

The pro forma net income and net income per share information is as follows:


Years ended December 31       2000     1999     1998
-----------------------------------------------------
Net income (millions):
  As reported                $ 474    $ 352    $ 541
  Pro forma                    458      341      530

Net income per share:
  Basic
   As reported                1.81     1.35     2.11
   Pro forma                  1.75     1.31     2.07
  Dilutive
   As reported                1.79     1.33     2.07
   Pro forma                  1.73     1.29     2.03
-----------------------------------------------------

The fair value per share of options and awards granted is estimated as $6.33 and $25.73 in 2000, $10.87 and $35.02 in 1999 and $11.01 and $37.39 in 1998,
respectively, on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:


                                   2000   1999   1998
------------------------------------------------------
Dividend yield                      2.0%   2.0%  2.0%
Expected volatility                  27%    21%   20%
Risk-free interest rate               6%     6%    6%
Expected term life beyond vesting
    date (in years):
  Stock options                    0.94   0.87  1.35
  Stock awards                        0      0     0
------------------------------------------------------

The compensation cost as generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

The pro forma information reflected above may not be representative of the amounts to be expected in future years as the fair value method of accounting contained in FASB Statement No. 123 has not been applied to options granted prior to January 1995.

EMPLOYEE STOCK PURCHASE PLANS
UNITED STATES
Effective July 1, 1998, Aon adopted an employee stock purchase plan which provides for the purchase of a maximum of 7.5 million shares of Aon's common stock by eligible U.S. employees. Under the original plan, shares of Aon's common stock could be purchased at six-month intervals at 85% of the lower of the fair market value of the common stock on the first or the last day of each six-month period. Effective July 1, 2000, the plan was amended by changing the purchase period to three-month intervals. In 2000 and 1999, 940,000 shares and 720,000 shares, respectively, were issued to employees under the plan. No shares were issued under the plan in 1998.

UNITED KINGDOM
In 1999, Aon adopted an employee stock purchase plan which provides for the purchase of approximately 720,000 shares of Aon common stock by eligible U.K. employees after a three-year period and is broadly similar to the U.S. plan described above. No shares were issued under the plan in either 1999 or 2000.


13 FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

FINANCIAL RISK MANAGEMENT
Aon is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity securities prices. To manage the risk related to these exposures, Aon enters into various derivative transactions that have the effect of reducing these risks by creating offsetting market exposures. If Aon did not use derivative contracts, its exposure to market risk would be higher.

Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses.

Certain derivatives also give rise to credit risks from the possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to Aon. Aon has limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions and by using exchange-traded instruments. Aon closely monitors the credit-worthiness of, and exposure to, its counterparties and considers its credit risk to be minimal. At December 31, 2000 and 1999, Aon placed securities relating to these derivative contracts in escrow amounting to $1 million and $4 million, respectively.

Foreign currency forward contracts (forwards) and interest rate swaps entered into require no up-front premium. Forwards settle at the expiration of the related contract. The net effect of swap payments is settled periodically and reported in income. The premium and commission paid for purchased options, including interest rate caps and floors, and premium received, net of commission paid, for written options represent the cost basis of the position until it expires or is closed. The commission paid for futures contracts represents the cost basis of the position until it expires or is closed. Exchange-traded futures are valued and settled daily. Unless otherwise noted, derivative instruments are generally reported in other receivables and liabilities in the consolidated statements of financial position.

ACCOUNTING POLICY FOR DERIVATIVE FINANCIAL INSTRUMENTS
Effective October 1, 2000, Aon adopted Statement 133 (see note 1). Statement 133 requires all derivative instruments to be recognized in the consolidated statements of financial position at fair value. Changes in fair value are recognized immediately in earnings unless the derivative is designated as a hedge and qualifies for hedge accounting.

Statement 133 identifies three hedging relationships where a derivative (hedging instrument) may qualify for hedge accounting: a hedge of the change in fair value of a recognized asset or liability or firm commitment (fair value hedge), a hedge of the variability in cash flows from a recognized asset or liability or forecasted transaction (cash flow hedge) and a hedge of the net investment in a foreign subsidiary.

In order for a derivative to qualify for hedge accounting, the derivative must be formally documented and designated as a hedge at inception and be consistent with Aon's overall risk management policy. The hedge relationship must be highly effective at inception and on an ongoing basis. For a highly effective hedge, changes in the fair value of the hedging instrument must be expected to substantially offset changes in the fair value of the hedged item. Aon performs frequent analyses to measure hedge effectiveness.

The change in fair value of a hedging instrument designated and qualified as a fair value hedge and the change in value of the hedged item attributable to the risk being hedged are both recognized currently in earnings. The effective portion of the change in fair value of a hedging instrument designated and qualified as a cash flow hedge is recognized in other comprehensive income (OCI) and subsequently reclassified to income when the hedged item affects earnings. The ineffective portion of the change in fair value of a cash flow hedge is recognized immediately in earnings. For a derivative designated and qualified as a hedge of a net investment in a foreign subsidiary, the effective portion of the change in fair value is reported in OCI as part of the cumulative translation adjustment. The ineffective portion of the change in fair value of a hedge of a net investment in a foreign subsidiary is recognized immediately in earnings.

Prior to the adoption of Statement 133, the ineffective portion of the change in fair value of a hedging instrument designated and qualified as a hedge was not recognized immediately in earnings.

FOREIGN EXCHANGE RISK MANAGEMENT
Certain of Aon's foreign brokerage subsidiaries, primarily in the U.K., receive revenues in currencies that differ from their functional currencies. To reduce the variability of cash flows from these transactions, Aon has entered into foreign exchange forwards and options with settlement dates prior to July 2003. Upon adoption of Statement 133, designated and qualified forwards are accounted for as cash flow hedges of forecasted transactions. Since the adoption of Statement 133, a $4 million pretax gain has been deferred to OCI, $3 million of which is expected to impact earnings in 2001. There was no ineffectiveness recorded.

Prior to the adoption of Statement 133, these transactions did not qualify for hedge accounting and changes in the fair value related to these derivatives were recorded in general expenses in the consolidated statements of income. Certain other forward and option contracts did not meet the hedging requirements of Statement 133. Changes in fair value related to these contracts were recorded in general expenses in the consolidated statements of income.

Aon uses exchange-traded foreign currency futures and options on futures, as well as over-the-counter options and forward contracts to reduce the impact of foreign currency fluctuations on the translation of the financial statements of Aon's foreign operations. These derivatives are not afforded hedge accounting as defined by Statement 133 and prior accounting guidance. Changes in the fair value of these derivatives are recorded in general expenses in the consolidated statements of income.

In 2000, Aon entered into a cross currency swap to hedge the foreign currency and interest rate risks associated with a foreign denominated fixed-rate policyholder liability. This swap has been designated as a fair value hedge of the combined exposure. There was no material ineffectiveness related to this hedge.

INTEREST RATE RISK MANAGEMENT
Aon sells futures contracts and purchases options on futures contracts to reduce the price volatility of its fixed-maturity portfolio. Upon adoption of Statement 133, derivatives designated and qualified as hedging specific fixed-income securities are accounted for as fair value hedges. There are no designated and qualified hedges at December 31, 2000. Prior to the adoption of Statement 133, realized gains and losses on derivatives that qualified as hedges were deferred and reported as an adjustment of the cost basis of the hedged item and are being amortized into earnings over the remaining life of the hedged item. Outstanding derivatives hedging fixed-maturities at December 31, 1999 were recorded at fair value with changes in the derivative fair value reported as unrealized gains and losses in OCI.

Prior to the adoption of Statement 133, Aon purchased futures contracts to hedge the fair value of its fixed-rate notes from changes in interest rates. Aon deferred the gains from the termination of the contracts and is amortizing these gains over the remaining life of the fixed-rate notes.

Aon issued fixed-rate notes in May 2000. Aon purchased options on interest rate swaps to hedge against the change in interest rates prior to the issuance. These options qualified as a hedge of an anticipated transaction under prior accounting guidance and related gains were deferred and are being amortized as an offset to interest expense over the remaining life of the notes. Upon the adoption of Statement 133, pretax deferred gains of $5 million were reclassified to OCI. At December 31, 2000, this amount remains in OCI, $1 million of which is expected to offset interest expense in 2001.

Aon enters into interest rate swap and floor agreements and purchases exchange-traded futures and options to limit its exposure to decreasing short-term interest rates, primarily relating to brokerage fiduciary funds in the U.S. and U.K. Since the adoption of Statement 133, there were no designated and qualified cash flow hedges of this exposure. Under prior accounting guidance, unrealized gains and losses were not recorded in the consolidated statements of financial position and realized gains and losses were deferred and recognized in earnings as the hedged item affected earnings.

Aon uses interest rate swaps and caps to limit its exposure to changes in interest rates related to interest rate guarantees provided by a subsidiary of Aon to certain unaffiliated entities. Under prior accounting guidance, these derivatives qualified for hedge accounting treatment. Unrealized gains and losses were not recorded in the consolidated statements of financial position as of December 31, 1999 and realized gains and losses were deferred and recognized in earnings as the hedged item affected earnings. In August 2000, these guarantees were replaced with new offsetting interest rate swaps between Aon and an unaffiliated entity, with Aon essentially retaining the same exposure. Following the replacement of the original hedged item, hedge accounting was terminated and previously deferred realized gains and losses as well as previously unrecognized changes in fair value were recognized currently in earnings. The termination of this hedging relationship did not have a material effect on pretax earnings. The adoption of Statement 133 did not affect the accounting for these derivative instruments.

EQUITY PRICE RISK MANAGEMENT
Aon sells futures contracts and purchases options to reduce the price volatility of its equity securities portfolio and equity securities it owns indirectly through limited partnership investments. Since the adoption of Statement 133, there were no designated and qualified hedges of this exposure. Prior to the adoption of Statement 133, realized gains and losses on derivatives that qualified as hedges were deferred and reported as an adjustment of the cost basis of the hedged item and are being amortized into earnings over the remaining life of the hedged item. Outstanding derivatives hedging equity securities at December 31, 1999 were recorded at fair value with changes in the derivative fair value reported as unrealized gains and losses in OCI. Realized gains and losses on derivatives that did not qualify for hedge accounting treatment were recognized currently in investment income in the consolidated statements of income.

OTHER FINANCIAL INSTRUMENTS
Aon has certain investment commitments to provide capital and fixed-rate loans, as well as certain forward contract purchase commitments. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 2000 and 1999 totaled $184 million and $312 million, respectively.

Subsidiaries and affiliates of Aon have entered into agreements with financial institutions, whereby certain receivables were sold, with limited recourse. Agreements provide for sales of receivables on a continuing basis through November 2001. As of December 31, 2000 and 1999, the maximum commitment contained in these agreements was $2.9 billion and $3.6 billion, respectively. Aon's maximum credit risk under recourse provisions of these agreements was approximately $197 million and $260 million at December 31, 2000 and 1999, respectively. In 1999, a subsidiary of Aon sold $10 million of credit protection in the form of a credit default swap and purchased similar credit protection, also in the form of a credit default swap, to offset its risk in the transaction.

An Aon subsidiary issues fixed- and floating-rate Guaranteed Investment Contracts (GICS) and floating-rate funding agreements and invests the proceeds primarily in the U.S. fixed-income markets. The assets backing the GICS are subject to varying elements of credit and market risk.

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


As of December 31                                  2000              1999
--------------------------------------------------------------------------------
                                          Carrying     Fair  Carrying     Fair
(millions)                                   Value    Value     Value    Value
--------------------------------------------------------------------------------
Assets:
  Fixed maturities and
   equity securities                        $2,829   $2,829    $3,071   $3,071
  Other investments                            865      863       740      739
  Cash, receivables and
   short-term
   investments*                             11,632   11,632     10,545   10,545
  Derivatives                                   44       44         --        3
Liabilities:
  Investment type
   insurance contracts                       1,069    1,040      1,207    1,147
  Short-term borrowings,
   premium payables and
   general expenses                         10,140   10,140      9,677    9,677
  Notes payable                              1,798    1,818      1,611    1,601
  Capital securities                           800      770        800      792
  Derivatives                                   46       46         --       --
--------------------------------------------------------------------------------
*Excludes derivatives.

14 CONTINGENCIES
--------------------------------------------------------------------------------

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

Except for an action filed to compel Aon to produce documents to which Aon is responding, the Allianz lawsuit is the only lawsuit or arbitration relating to Unicover in which any Aon-related entity is currently a party. In 1999, Aon charged general expenses for $72 million in the Insurance Brokerage and Other Services segment relating to various litigation matters including Unicover.

Certain United Kingdom subsidiaries of Aon have been required by their regulatory body, the Personal Investment Authority (PIA), to review advice given by those subsidiaries to individuals who bought pension plans during the period from April 1988 to June 1994. These reviews have resulted in a requirement to pay compensation to clients based on guidelines issued by the PIA. In 1999, Aon charged general expenses for $121 million in the Consulting segment to provide for these payments. Aon's ultimate exposure from the private pension plan review, as presently calculated, is subject to a number of variable factors including, among others, general level of pricing in the equity markets, the interest rate established quarterly for calculating compensation, and the precise scope, duration and methodology of the review, including whether recent regulatory guidance will have to be applied to previously settled claims.

Although the ultimate outcome of all matters referred to above cannot be ascertained and liabilities in indeterminate amounts may be imposed on Aon or its subsidiaries, on the basis of present information, amounts already provided, availability of insurance coverages and legal advice received, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the consolidated financial position of Aon. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters.

15 SEGMENT INFORMATION
--------------------------------------------------------------------------------

Aon classifies its businesses into three operating segments: Insurance Brokerage and Other Services, Consulting and Insurance Underwriting. A fourth non-operating segment, Corporate and Other, when aggregated with the operating segments, totals to the amounts in the accompanying consolidated financial statements. Revenues are attributed to geographic areas based on the location of the resources producing revenues. Intercompany revenues and expenses are eliminated in computing consolidated revenues and income before tax. There are no material inter-segment amounts to be eliminated. Long-lived assets and related depreciation and amortization are not material.


Consolidated revenue by geographic area follows:

                                             United   United  Continent  Rest of
(millions)                           Total   States  Kingdom  of Europe    World
--------------------------------------------------------------------------------
Revenue for the years ended December 31:
  2000                             $ 7,375  $ 4,350  $ 1,363      $ 833    $ 829
  1999                               7,070    4,131    1,352        841      746
  1998                               6,493    3,736    1,244        790      723
--------------------------------------------------------------------------------

The Insurance Brokerage and Other Services segment consists principally of Aon's retail and reinsurance brokerage and related operations, which include wholesale and claims services. The Consulting segment is Aon's employee benefit and human capital consulting organization. The Insurance Underwriting segment is comprised of life, accident and health coverage and extended warranty and casualty insurance products.


Operating segment revenue by product follows:

                                        Reinsurance,
                                           Wholesale                   Life,      Extended
                            Total         and Claims                Accident      Warranty
(millions)              Operating   Retail  Services  Consulting  and Health  and Casualty
-------------------------------------------------------------------------------------------
Revenue for the years ended December 31:
  2000                    $ 7,304  $ 2,947   $ 1,420       $ 770     $ 1,424         $ 743
  1999                      6,906    2,831     1,313         656       1,338           768
  1998                      6,343    2,761     1,021         615       1,263           683
-------------------------------------------------------------------------------------------


Selected information reflecting Aon's operating segments follows:

                                  Insurance Brokerage and
                                       Other Services             Consulting       Insurance Underwriting
-----------------------------------------------------------------------------------------------------------
(millions) Years ended December 31  2000    1999    1998 |   2000    1999    1998 |   2000    1999    1998
-----------------------------------------------------------------------------------------------------------
Revenue by geographic area:                              |                        |
  United States                 $  2,277 $ 2,146 $ 1,884 |  $ 486   $ 405   $ 387 |$ 1,545 $ 1,457 $ 1,366
  United Kingdom                     889     830     798 |    151     147     134 |    308     349     290
  Continent of Europe                654     680     626 |     67      44      36 |    111     115     117
  Rest of World                      547     488     474 |     66      60      58 |    203     185     173
-----------------------------------------------------------------------------------------------------------
  Total revenues                   4,367   4,144   3,782 |    770     656     615 |  2,167   2,106   1,946
                                                         |                        |
General expenses*                  3,564   3,422   3,086 |    658     573     544 |    827     843     767
Benefits to policyholders             --      --      -- |     --      --      -- |  1,037     973     896
Amortization of intangible assets     37      38      33 |      3       3       3 |     --      --      --
                                ---------------------------------------------------------------------------
  Total expenses                   3,601   3,460   3,119 |    661     576     547 |  1,864   1,816   1,663
-----------------------------------------------------------------------------------------------------------
Income before income tax                                 |                        |
  excluding special charges          766     684     663 |    109      80      68 |    303     290     283
Special charges                       76     191      -- |      3     122      -- |      3      --      --
-----------------------------------------------------------------------------------------------------------
  Income (loss) before income tax  $ 690   $ 493   $ 663 |  $ 106   $ (42)  $  68 |  $ 300   $ 290  $  283
-----------------------------------------------------------------------------------------------------------
Identifiable assets at
  December 31                   $ 10,035 $ 9,467 $ 9,006 |  $ 232   $ 248   $ 150 |$ 5,594 $ 5,640 $ 5,213
-----------------------------------------------------------------------------------------------------------

*Insurance underwriting general expenses include amortization of deferred acquisition costs of $215 million, $247 million and $216 million for the years ended December 31, 2000, 1999 and 1998, respectively.


Corporate and Other segment revenue consists primarily of valuation changes of investments in limited partnerships and income from certain other investments (which include non-income producing equities), and income and losses on disposals of all securities, including those pertaining to assets maintained by the operating segments. Corporate and other general expenses include administrative and certain information technology costs.


Selected information reflecting Aon's non-operating segment follows:

                                                         Corporate and Other
(millions)    Years ended December 31                  2000     1999       1998
--------------------------------------------------------------------------------
Revenue                                             $    71   $  164    $   150
--------------------------------------------------------------------------------
General expenses                                         59       63         60
Interest expense                                        140      105         87
Amortization of goodwill                                114      102         86
                                                    ----------------------------
  Total expenses                                        313      270        233
--------------------------------------------------------------------------------
Loss before income tax                              $  (242)  $  (106)  $   (83)
--------------------------------------------------------------------------------
Identifiable assets at December 31                  $ 6,390   $ 5,777   $ 5,319
--------------------------------------------------------------------------------

REPORTS BY INDEPENDENT AUDITORS AND MANAGEMENT

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS


BOARD OF DIRECTORS AND STOCKHOLDERS
AON CORPORATION

We have audited the accompanying consolidated statements of financial position of Aon Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, in 2000, the Company changed its method of accounting for certain commission and fee revenue and also changed its method of accounting for derivative financial instruments.



                                  /s/ Ernst & Young LLP

Chicago, Illinois
February 8, 2001



REPORT BY MANAGEMENT

Management of Aon Corporation is responsible for the fairness of presentation and integrity of the financial statements and other financial information in the annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These statements include informed estimates and judgments for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. Financial information elsewhere in this report is consistent with that in the financial statements. The consolidated financial statements have been audited by our independent auditors. Their role is to render an independent professional opinion on Aon's financial statements.

Management maintains a system of internal control designed to meet its responsibilities for reliable financial statements. The system is designed to provide reasonable assurance, at appropriate costs, that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative costs and expected benefits of those controls. It is management's opinion that its system of internal control as of December 31, 2000 was effective in providing reasonable assurance that its financial statements were free of material misstatement. In addition, management supports and maintains a professional staff of internal auditors who coordinate audit coverage with the independent auditors and conduct an extensive program of financial and operational audits.

The Board of Directors selects an Audit Committee from among its members. All members of the Audit Committee are independent of the Company. The Audit Committee recommends to the Board of Directors appointment of the independent auditors and provides oversight relating to the review of financial information provided to stockholders and others, the systems of internal control which management and the Board of Directors have established and the audit process. The Audit Committee meets periodically with management, internal auditors and independent auditors to review the work of each and satisfy itself that those parties are properly discharging their responsibilities. Both the independent auditors and the internal auditors have free access to the Audit Committee, without the presence of management, to discuss the adequacy of internal control and to review the quality of financial reporting.

SELECTED FINANCIAL DATA

(millions except common stock and per share data)                         2000         1999         1998          1997         1996
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
   Brokerage commissions and fees                                     $  4,946     $  4,639     $  4,197      $  3,605     $  1,919
   Premiums and other                                                    1,921        1,854        1,706         1,646        1,577
   Investment income                                                       508          577          590           500          392
                                                                    ----------------------------------------------------------------
      Total revenue                                                   $  7,375     $  7,070     $  6,493      $  5,751     $  3,888
------------------------------------------------------------------------------------------------------------------------------------
   Income from continuing operations before special charges
      and accounting change                                           $    531     $    547     $    541      $    406     $    351
   Special charges--net of tax                                             (50)        (195)          --          (107)         (59)
   Discontinued operations                                                  --           --           --            --           43
                                                                    ----------------------------------------------------------------
   Income before accounting change                                         481          352          541           299          335
   Cumulative effect of change in accounting principle*                     (7)          --           --            --           --
                                                                    ----------------------------------------------------------------
      Net income                                                      $    474     $    352     $    541      $    299     $    335
------------------------------------------------------------------------------------------------------------------------------------
DILUTIVE PER SHARE DATA
   Income from continuing operations before special charges
      and accounting change                                           $   2.01     $   2.07     $   2.07      $   1.55     $   1.33
   Special charges                                                       (0.19)       (0.74)          --         (0.43)       (0.23)
   Discontinued operations                                                  --           --           --            --         0.17
                                                                    ----------------------------------------------------------------
   Income before accounting change                                        1.82         1.33         2.07          1.12         1.27
   Cumulative effect of change in accounting principle*                  (0.03)          --           --            --           --
                                                                    ----------------------------------------------------------------
      Net income                                                      $   1.79     $   1.33     $   2.07      $   1.12     $   1.27
BASIC PER SHARE DATA
   Income from continuing operations                                  $   1.81     $   1.35     $   2.11      $   1.14     $   1.11
   Net income                                                             1.81         1.35         2.11          1.14         1.29
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
ASSETS
   Investments                                                        $  6,019     $  6,184     $  6,452      $  5,922     $  5,213
   Brokerage and consulting receivables                                  6,952        6,230        5,423         5,320        3,566
   Intangible assets                                                     3,916        3,862        3,500         3,094        1,598
   Other                                                                 5,364        4,856        4,313         4,355        3,346
                                                                    ----------------------------------------------------------------
      Total assets                                                    $ 22,251     $ 21,132     $ 19,688      $ 18,691     $ 13,723
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
   Insurance premiums payable                                         $  8,212     $  7,643     $  6,948      $  6,380     $  4,144
   Policy liabilities                                                    4,859        4,988        4,823         4,450        4,360
   Notes payable                                                         1,798        1,611        1,423           637          521
   General liabilities                                                   3,144        2,989        2,627         3,552        1,815
                                                                    ----------------------------------------------------------------
      Total liabilities                                                 18,013       17,231       15,821        15,019       10,840
   Redeemable preferred stock                                               50           50           50            50           50
   Capital securities                                                      800          800          800           800           --
   Stockholders' equity                                                  3,388        3,051        3,017         2,822        2,833
                                                                    ----------------------------------------------------------------
      Total liabilities and stockholders' equity                      $ 22,251     $ 21,132     $ 19,688      $ 18,691     $ 13,723
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
   Dividends paid per share                                           $   0.87     $   0.82     $   0.73      $   0.68     $   0.63
   Stockholders' equity per share                                        13.02        11.91        11.83         11.20        10.81
   Price range                                                        42 3/4 -     46 2/3 -     50 3/8 -      39 1/4 -     28 3/4 -
                                                                      20 11/16      26 1/16      32 3/16      26 13/16      21 1/16
   Market price at year-end                                             34.250       40.000       36.917        39.083       27.583
   Common stockholders                                                  13,687       13,757       12,294        12,698       13,030
   Shares outstanding (in millions)                                      260.3        256.1        255.0         252.0        249.6
------------------------------------------------------------------------------------------------------------------------------------

*Adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000, net of tax.

QUARTERLY FINANCIAL DATA


(millions except common stock and per share data)                      1Q*            2Q*          3Q*             4Q          2000
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
   Brokerage commissions and fees                                  $ 1,205        $ 1,203      $ 1,176       $  1,362       $ 4,946
   Premiums and other                                                  468            491          476            486         1,921
   Investment income                                                   137            125          133            113           508
                                                                --------------------------------------------------------------------
      Total revenue                                                  1,810          1,819        1,785          1,961         7,375
                                                                --------------------------------------------------------------------

   Income before special charges and accounting change             $   123        $   129      $   139       $    140       $   531
   Special charges--net of tax                                          --             --           --            (50)          (50)
   Cumulative effect of change in accounting principle*                 (7)            --           --             --            (7)
                                                                --------------------------------------------------------------------
      Net income                                                       116            129          139             90           474
------------------------------------------------------------------------------------------------------------------------------------
DILUTIVE PER SHARE DATA
   Income before special charges and accounting change             $  0.47        $  0.49      $  0.53       $   0.52       $  2.01
   Special charges                                                      --             --           --          (0.19)        (0.19)
   Cumulative effect of change in accounting principle*              (0.03)            --           --             --         (0.03)
                                                                --------------------------------------------------------------------
      Net income                                                      0.44           0.49         0.53           0.33          1.79
------------------------------------------------------------------------------------------------------------------------------------
BASIC NET INCOME PER SHARE                                         $  0.44        $  0.50      $  0.53       $   0.34       $  1.81
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA

   Dividends paid per share                                        $  0.21        $  0.22      $  0.22       $   0.22       $  0.87
   Stockholders' equity per share                                    12.05          12.08        12.40          13.02         13.02
   Price range                                                    42 3/4 -     36 15/16 -        42-29      42 5/16 -      42 3/4 -
                                                                  20 11/16        24 7/16                      28 1/8      20 11/16
   Shares outstanding (in millions)                                  255.9          255.0        256.1          260.3         260.3
   Average monthly trading volume (in millions)                       29.8           15.4         16.9           32.3          23.6
------------------------------------------------------------------------------------------------------------------------------------


(millions except common stock and per share data)                       1Q             2Q           3Q             4Q          1999
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
   Brokerage commissions and fees                                  $ 1,112        $ 1,143      $ 1,127       $  1,257       $ 4,639
   Premiums and other                                                  437            441          475            501         1,854
   Investment income                                                   150            139          168            120           577
                                                                --------------------------------------------------------------------
      Total revenue                                                  1,699          1,723        1,770          1,878         7,070
                                                                --------------------------------------------------------------------

   Income before special charges                                   $   152        $   151      $   138       $    106       $   547
   Special charges                                                    (102)            --           --            (93)         (195)
                                                                --------------------------------------------------------------------
      Net income                                                        50            151          138             13           352
------------------------------------------------------------------------------------------------------------------------------------
DILUTIVE PER SHARE DATA
   Income before special charges                                   $  0.58        $  0.57      $  0.52       $   0.40       $  2.07
   Special charges                                                   (0.39)            --           --          (0.35)        (0.74)
                                                                --------------------------------------------------------------------
      Net income                                                      0.19           0.57         0.52           0.05          1.33
------------------------------------------------------------------------------------------------------------------------------------
BASIC NET INCOME PER SHARE                                         $  0.19        $  0.58      $  0.53       $   0.05       $  1.35
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
   Dividends paid per share                                        $  0.19        $  0.21      $  0.21       $   0.21       $  0.82
   Stockholders' equity per share                                    11.27          12.17        12.30          11.91         11.91
   Price range                                                    45 1/3 -       46 2/3 -     43 1/8 -     41 11/16 -      46 2/3 -
                                                                  32 11/16       39 13/16      29 1/16        26 1/16       26 1/16
   Shares outstanding (in millions)                                  256.2          256.2        256.6          256.1         256.1
   Average monthly trading volume (in millions)                        8.7            9.1          9.6           17.6          11.2
------------------------------------------------------------------------------------------------------------------------------------

*Adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000, net of tax. Except for the cumulative effect adjustment, the impact of the change in accounting principle was not material to any quarter during 2000.

OPERATING SEGMENTS

--------------------------------------------------------------------------------
INSURANCE BROKERAGE AND OTHER SERVICES
Around the world in hundreds of offices, our insurance professionals provide comprehensive insurance and risk management services to organizations of all sizes. These services include risk identification and assessment; insurance program design, placement and administration; wholesale brokerage; managing general underwriting; affinity programs; reinsurance brokerage; and claims, premium financing, risk management, actuarial and loss control services.

PAUL R. DAVIES          DENNIS L. MAHONEY       DIRK P. M. VERBEEK

KENNETH J. LESTRANGE    MICHAEL D. RICE


--------------------------------------------------------------------------------
CONSULTING
Thousands of consulting professionals assist with the attraction, retention, productivity and leadership of people to enable clients to achieve their business strategies. We deliver integrated solutions and outsourcing services to help clients with:

o Employee benefits by designing health and retirement plans that balance employer and employee needs
o Compensation by developing innovative compensation and reward programs along with industry survey data
o Management consulting in the areas of process improvement, leadership development, employee selection and assessment systems, performance measurement tools and change management
o Employment practices outsourcing by administering HR administrative functions, including employee assessment and selection and benefit plan administration

Our expertise and our ability to provide integrated solutions, including process implementation through a single point of contact, results in added value for our clients.

DONALD C. INGRAM


--------------------------------------------------------------------------------
INSURANCE UNDERWRITING
Individual accident, life and health insurance products are provided to over 5 million policyholders worldwide through a salesforce of nearly 8,000 plus other professionals throughout North America, Latin America, Europe and the Pacific.

Warranty products and services are delivered to the world's premier manufacturers, distributors and retailers of almost every type of consumer good including vehicles, electronics, appliances, computers and telephone equipment, as well as extended service plans and warranties for home buyers and sellers.

DAVID L. COLE           RICHARD M. RAVIN

BOARD OF DIRECTORS

PATRICK G. RYAN
Chairman and
Chief Executive Officer

DANIEL T. CARROLL
Chairman
The Carroll Group, Inc.

FRANKLIN A. COLE
Chairman
Croesus Corporation

EDGAR D. JANNOTTA
Senior Director
William Blair & Company, L.L.C.

LESTER B. KNIGHT
Founding Partner
RoundTable Healthcare Partners

PERRY J. LEWIS
Senior Managing Director
Heartland Industrial Partners

ANDREW J. MCKENNA
Chairman and
Chief Executive Officer
Schwarz

NEWTON N. MINOW
Senior Counsel
Sidley & Austin

ROBERT S. MORRISON
Chairman, President and
Chief Executive Officer
The Quaker Oats Company

RICHARD C. NOTEBAERT
President and
Chief Executive Officer
Tellabs, Inc.

MICHAEL D. O'HALLERAN
President and
Chief Operating Officer

DONALD S. PERKINS
Chairman of the Board (retired)
Jewel Companies Inc.

JOHN W. ROGERS, JR.
Chairman and
Chief Executive Officer
Ariel Capital Management, Inc.
Trustee-Ariel Mutual Funds

GEORGE A. SCHAEFER
Chairman of the Board (retired)
Caterpillar Inc.

RAYMOND I. SKILLING
Executive Vice President
and Chief Counsel

FRED L. TURNER
Senior Chairman
McDonald's Corporation

ARNOLD R. WEBER
President Emeritus
Northwestern University

CAROLYN Y. WOO
Dean
Mendoza College of Business
University of Notre Dame



CORPORATE OFFICERS

PATRICK G. RYAN
Chairman and
Chief Executive Officer

MICHAEL D. O'HALLERAN
President and
Chief Operating Officer

JUNE E. DREWRY
Executive Vice President
and Chief Information Officer

HARVEY N. MEDVIN
Executive Vice President
and Chief Financial Officer

ROBERT A. ROSHOLT
Executive Vice President

RAYMOND I. SKILLING
Executive Vice President
and Chief Counsel

MICHAEL A. CONWAY
Senior Vice President and
Senior Investment Officer

RICHARD F. FERRUCCI
Senior Vice President

JOSEPH J. PROCHASKA, JR.
Senior Vice President
and Controller

JOSEPH W. SHENTON
Senior Vice President

GARY A. ACKLAND
Vice President
Internal Audit

JEROME I. BAER
Vice President
Taxes

KEVANN M. COOKE
Vice President and
Corporate Secretary

MELODY L. JONES
Vice President
Human Resources

SEAN P. O'NEILL
Vice President
Financial Relations

JOHN A. RESCHKE
Vice President
Compensation and Benefits

DIANE M. AIGOTTI
Treasurer

CORPORATE INFORMATION

Aon Corporation
123 North Wacker Drive
Chicago, Illinois 60606
312 701-3000
Internet: www.aon.com

The new corporate headquarters address for Aon Corporation as of August 2001 will be:

Aon Center
200 East Randolph Drive
Chicago, IL 60602

STOCK TRADING
Aon Corporation's common stock is listed on the New York, Chicago, London and Frankfurt stock exchanges.

Trading Symbol: AOC

ANNUAL STOCKHOLDER'S MEETING
The 2001 Annual Meeting of Stockholders will be held on April 20, 2001 at 10:00 a.m. (CST) at:

Bank One Auditorium
1 Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60670

TRANSFER AGENT AND DIVIDEND REINVESTMENT
SERVICES ADMINISTRATOR
EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303-2500

Within the U.S. and Canada: 800 446-2617
Outside the U.S. and Canada: 201 324-0498
TDD/TTY for hearing impaired: 201 222-4955

Internet: www.equiserve.com

STOCKHOLDER  INFORMATION
Copies of the Annual Report, Forms 10-K and 10-Q, and other Aon information may be obtained from our Internet web site, www.aon.com, or by calling Stockholder
Communications:

Within the U.S. and Canada: 888 858-9587
Outside the U.S. and Canada: 858 431-7902

PRODUCTS AND SERVICES
For a detailed list of Aon's products and services, please refer to the section entitled "Solutions" on our web site, www.aon.com.

                                    - IBC -