Form 10-K, Exhibit 13
period 2001-12-31
AON CORP
filed 2002-03-15
CIK 315293

Annual Report 2001

                             A O N   H A S   B U I L T

broad global resources to create innovative solutions in

insurance and risk management, human capital management

and insurance underwriting. The focus and dedication of

our professionals have made us a leader within our industry.

Aon is prepared for the difficult challenges our clients face.

                            - OFC -

                       Aon Corporation Annual Report 2001

                                  Aon Remembers

     We mourn the tragic loss of 175 Aon colleagues who perished on September 11 along with clients, insurance partners, and thousands more who spent their final moments with our friends. The suffering that we have endured has brought with it profound sadness and pain.

     As we remember the beloved members of the Aon family, we know that they were first a husband or wife, brother or sister, son or daughter, mom or dad, and certainly, a friend. We cry for our loved ones whose memories we treasure and whose presence we deeply miss. We also remember the courage and bravery of so many, which speaks to the extraordinary strength of the human spirit. It gives us hope that we will persevere.

     Aon is an ancient Celtic word meaning "coming together". The name now has a greater meaning for all of us. May we continue to come together to lift each other up and to share the burden of suffering and sorrow. And may we continue to celebrate the lives we remember here.

Patrick G. Ryan, Chairman and CEO, Aon Corporation
Remembrance Service at the Cathedral of Saint Patrick
New York City, September 24, 2001

                              - IFC -

                               TO OUR STOCKHOLDERS

We were all victims of the attack on September 11. For Aon, the impact was immediate and painful. We lost 175 of our colleagues. We also lost clients, business associates and friends who spent their last moments with co-workers.

     Given the magnitude of the destruction, we are eternally thankful that so many of our employees managed to escape. Yet we know many continue to cope with physical and emotional injuries from the tragedy. All of them have a constant place in our thoughts, and we continue to pray for them and their families.

     We also  remember  countless  heroes,  many of whom  died  helping  others.
Firefighters. Police. Emergency medical technicians. We recall the images of their bravery every time we hear a siren or see a flashing light.

     Our employees were also heroes. Some guided colleagues and strangers to safety, only to return to help more escape. Others gave up their places in crowded elevators during the evacuation, never to be seen again. We honor them for their courage and their ultimate sacrifice. Their acts of bravery in response to unimaginable terror gave us strength when we needed it most. There could be no greater, more immediate, more visible acts, to show the world that goodness and virtue will prevail.

     It is hard to move on, but we have with their inspiration and the help of many friends. There are no words to describe the support Aon received from around the world. It is also difficult to articulate fully the passionate response from our employees. They rallied together and worked tirelessly to help co-workers and clients affected by the attacks. In the face of a challenge that had no precedent, they performed magnificently. We admire them for their dedication to each other, and to our clients who needed them most when tragedy struck.

     I extend my thanks and gratitude to our business partners. They not only helped us rebuild, but also donated funds to our employees' families.

[PICTURE OMITTED OF Patrick G. Ryan Chairman and Chief Executive Officer]

The Aon Memorial Education Fund has received more than 4,000 donations, many from people who first heard of Aon on September 11. We cherish their compassion. We will never forget their generosity.

     It has been said: "That which hurts, also instructs." There were many hard lessons on September 11 and in its aftermath. We learned about our vulnerability. We learned about the depth of compassion and the power of strength. We also learned about uncertainty. It was a stark reminder that we all need to be prepared, as best we can, so that we can pick ourselves up and continue on in honor of those who cannot.

Aon'S MISSION IS TO PREPARE CLIENTS-

AND TO HELP THEM WHEN THEY NEED IT MOST

Aon's purpose as an organization is to help clients prepare for times of loss, and wherever possible, to prevent it. We have built broad and deep capabilities: insurance and risk management, human capital consulting and specialty insurance products. Our professionals include safety and loss control engineers, workers' compensation specialists, brokers who design insurance protection, consultants who arrange medical plans, and agents who offer accident and health insurance. We have constructed a company that brings these capabilities together and delivers them to clients-virtually anywhere in the world.

     Nothing could have prepared us for September 11. But we accept that truth as further evidence that we must continue to build an organization that can best prepare our clients and Aon for the uncertainties of tomorrow. The path of progress is seldom an unbroken line of success. Along with gains, we have had setbacks. But we are convinced that the goal is worth the struggle and that the result will be well worth the effort.

SUMMARY OF 2001 CONSOLIDATED FINANCIAL RESULTS

Aon's consolidated financial results for 2001 did not meet the goals we set for ourselves at the beginning of the year. The Company earned $1.37 per share in 2001, before unusual charges related to September 11 and special charges. This represents a decrease from comparable 2000 earnings of $2.01 per share.

     The single largest factor was a $242 million, or $0.54 per share, decline in non-operating Corporate and Other segment revenues. The non-operating investment loss of $171 million in 2001, down from a positive $71 million in 2000, resulted from sharp valuation declines of equity investments and impairment write-downs, due largely to unfavorable equity markets.

     The Company took a major step at the end of 2001 to reduce the variability of non-operating investment income. Aon securitized almost all of its equity limited partnership interests, selling them for a combination of cash and securities. Going forward, we expect to have less variable results from investments.

     A second major factor influencing the earnings per share comparisons was underperformance in Aon's U.S. retail brokerage business related to the implementation of the business transformation plan. I will describe these issues later in this letter, along with steps we have taken to improve results.

     Let me underscore that most of Aon's major business groups performed well during 2001 and we expect continued good performance from them in 2002. Below I will review the positive developments within each of Aon's major business units.

BUILDING NEEDED PRODUCTS AND SERVICES:

BROKERAGE AND CONSULTING

Aon recognized many years ago that our clients want products and services built around their unique needs, provided by professionals with deep expertise in their industries and local markets. We saw that globalization demanded two capabilities: gather the best thinking from around the world and then deliver solutions locally. We realized that if we could differentiate in this way, we would deliver greater value to clients.

     Step-by-step, we have built a professional services company with worldwide distribution, a vast base of intellectual capital and leading technology - all focused on areas increasingly in demand: insurance brokerage, risk management and human capital consulting.

     Our core insurance brokerage businesses - retail, reinsurance and wholesale
- are augmented by a wide range of insurance services - claims and loss cost management, safety engineering, captive insurance company management, underwriting management, actuarial services, premium finance and affinity insurance programs. Aon is a leading provider of these services and our strengths and capabilities are more fully described on the following pages.

     In 2001, Aon grew Insurance Brokerage and Other Services segment revenues by seven percent to $4.7 billion. Our international, reinsurance and wholesale brokerage businesses all produced strong results. Claims and captive management services showed healthy revenue growth, as did our managing underwriting group. Our capital markets experts managed the capital raising for Endurance Specialty Insurance Ltd., a new Bermuda-based insurer. Aon co-sponsored this company to support client demand for more underwriting capacity. Overall, the breadth of our services is a competitive advantage and clients are benefiting from a wider selection of risk management solutions.

     Acquisitions in 2001 complemented our existing strengths. We purchased Schirmer Engineering Corporation, a leader in fire protection, loss control and security consulting, to meet growing demand for that expertise. We broadened our alternative risk transfer capabilities with the purchase of International Risk Management Group, Sinser Holding A.B. and Nordic Mutual AG - all specialists in captive insurance company management. Aon is recognized as the global leader in this field.

     To enhance the delivery of services to our independent agent and broker clients, we brought our leading wholesale brokerage operations together under one, well-recognized brand name - Swett & Crawford. By doing so, we make a broad selection of products readily accessible, while strengthening one of the industry's most powerful brands. Expanding on this idea, we introduced the Aon Specialty Product Network (ASPN), which offers independent agent and broker clients easy access to wholesale markets, claims services and premium finance.

     In our Consulting segment, we had a terrific year. Revenues grew 22% to a record $938 million from $770 million in 2000. Pretax income increased 22% to $133 million before special and unusual charges. Solid organic revenue growth, good expense management and recent acquisitions drove results. In May 2001, we acquired ASI Solutions Incorporated, experts in human resources outsourcing and compensation consulting. The addition broadens our outsourcing competency - an area with sizeable growth opportunities. Clients who choose Aon to manage their human resource functions benefit from our experience, expertise and the scalability of our systems.

     Late in 2001, we announced the launch of a new practice - Aon Management Consulting. We brought together various management consulting groups under this new practice including the Rath & Strong Six Sigma suite of management services, a process improvement system that drives performance gains throughout organizations. Coalition

Purchasing Group was acquired to help clients combine their purchasing power to improve their employee benefit programs.


     These investments throughout 2001 are part of a process of growth and service expansion that has been developing for more than a decade - each step adding to our capabilities and reach. Today, Aon Consulting's practices cover employee benefits, compensation, management consulting, outsourcing and communication. Our competitive advantage is our holistic view of work force productivity and ability to align these disciplines with client objectives.

SPINNING OFF UNDERWRITING

Our commitment to service and growth led us to another important decision in 2001. Aon announced plans to spin off all insurance underwriting operations into a new company, Combined Specialty Corporation. We believe that separating our brokerage and consulting businesses from underwriting will enhance the growth prospects for each. We expect the spin-off to be completed during spring of this year subject to a favorable tax ruling from the Internal Revenue Service, regulatory approvals and final Board approval.

     In early 2002, Aon named Dennis B. Reding Chairman and CEO of Combined Specialty Corporation. He will work with Richard Ravin, the leader of our supplemental accident and health business, and David Cole, who heads our extended warranty business.

     Combined Specialty will emerge as an independent public company with annual premiums exceeding $2 billion, a strong heritage, a solid track record and great distribution - in short, all of the building blocks for success. It will add new products and expand marketing channels, free from potential or perceived conflicts that could arise from being directly associated with Aon's property and casualty insurance brokerage business.

     In 2001, our specialty underwriting businesses produced solid results. Underwriting segment revenues grew four percent to $2.25 billion and pretax income improved to $309 million before special and unusual charges.

     During 2001, we acquired First Extended, Inc., specialists in automobile extended warranties, to expand our leading position in this area. As noted earlier, our underwriting businesses invested in Endurance Specialty and Combined Specialty will now be an investor in this new venture.

     The spin-off is the next logical step in our evolution. The major phase of consolidation in the global insurance brokerage industry is over and our brokerage and consulting businesses can fund their growth as an independent company, as can Combined Specialty. We are moving into a new era - making our businesses even more productive and efficient. Separating brokerage and consulting from underwriting will add momentum. The bottom line for both: more flexibility, sharper focus, and greater opportunity for growth. We plan to conduct capital raising that will support the new property and casualty insurance initiatives while also strengthening our capital position.

BUSINESS TRANSFORMATION

The goal of our business transformation, started in late 2000, was to make Aon a stronger organization by enhancing client service, accelerating organic revenue growth and reducing costs. Outside of U.S. retail brokerage, our business transformation plan has worked well and we are seeing improved productivity.

     In U.S. retail brokerage, the transformation included an extensive redesign of processes and job roles, and the creation of four new service centers to supplement our regional office network. These service centers streamline routine transactions that require fast turnaround and accuracy, but not face-to-face interaction with the client. The task of converting files to the service centers was delayed in third quarter 2001 because of challenges handling increased transaction volume. The delay added transition costs and reduced anticipated savings. The imperative to maintain high quality service levels through the transition required us to run duplicate processes as the conversion progressed, and this necessary focus on current clients reduced the production of new business.

     The loss of the World Trade Center, the site of our largest retail brokerage office in the world, exacerbated our implementation delays. Our Trade Center office was a critical hub that supported our worldwide operations with highly talented employees. It also housed our largest and most advanced service center.

     We have launched a concerted effort to convert client servicing for U.S. retail brokerage clients by the end of second quarter 2002. While we are confident we will meet this timetable, the intensity of the effort will mean additional costs. Total expenses for the business transformation plan through the end of 2001, inclusive of special charges and transition costs, were $330 million.

     We believe that we will save approximately $150 million in expenses in 2002 related to actions already taken. These savings will be partially offset by compensation increases required to retain certain employees and increased costs related to hiring employees with specialist skills into newly created positions.

     Given the importance of our U.S. retail brokerage business, Michael O'Halleran, Aon's President and COO, now directly manages this operation full-time. His leadership skills, business development expertise, and broad knowledge of the insurance markets are instrumental in helping us to attain the strong results I know we are capable of producing. Mike has completed modifications to the original transformation model, including the sales and relationship management roles. He has also made changes in the senior management of U.S. retail brokerage and I am confident that we will see improved results.

     Franklin A. Cole, Donald S. Perkins, Fred L. Turner and Arnold R. Weber will be leaving Aon Corporation's Board of Directors in April 2002. Their many years of service and their astute guidance are deeply appreciated.

     Looking back, 2001 was a year of sorrow for everyone at Aon. We will never forget the colleagues and friends who were taken from us, or the families who cherish their memories.

     The incredible strength and resiliency of our employees provides new inspiration every day. The importance of the services we provide has never been clearer and we take pride in creating solutions and delivering them to our clients. We will continue to build a stronger and better Aon for our clients, our employees and our stockholders.

Sincerely,

Patrick G. Ryan
Chairman and Chief Executive Officer

                                  THE NEW Aon

Aon'S CURRENT INSURANCE BROKERAGE AND CONSULTING BUSINESSES WILL BECOME THE "NEW" Aon after the spin-off of our insurance underwriting group. Our insurance brokerage and consulting professionals serve similar client franchises with a common business approach.

Aon has built worldwide resources to address two of the most challenging questions faced by organizations today. How to:

  *  Construct an effective insurance and risk management program and

  *  Improve the productivity of people.

     Aon is  dedicated  to building  solutions  in these areas for two  reasons:
client   demand   continues  to  grow  and  our   professionals   are  extremely
well-positioned to address the increasing challenges.

     Insurance and risk management is now widely viewed as a critical boardroom issue. It is the cornerstone of every company's capital structure. A poorly constructed program may leave an organization vulnerable to major long-term setbacks, or worse, insolvency and bankruptcy. When well-designed, an insurance and risk management program frees a company to pursue its vision - unhindered by concerns that it may need to hoard precious financial capital or maintain unusually high levels of liquidity. It can become a competitive advantage.

     Employee productivity is another critical issue faced by companies. Today's major economies are primarily service-based, and for most companies, employees' total compensation is among their biggest investments. In this environment, work force productivity becomes a critical, differentiating factor that can make a company a winner, versus an "also ran".

SHARED STRATEGIES SERVE SIMILAR CLIENTS

Aon's insurance brokerage and consulting businesses benefit from practicing a common strategic approach - offering professional advice, fulfillment and outsourcing solutions. They serve similar client bases: large multi-nationals, mid-market companies and small firms. And they leverage a global distribution network spanning 120 countries.

     Both businesses recognize the unique needs of different client groups and our professionals specialize by product, function and client industry - all coordinated by strategic account managers, or relationship managers, who factor in a holistic view of the client's needs.

     Please read on to learn more about our insurance brokerage and consulting businesses, and visit us frequently at WWW.AON.COM to keep abreast of new ideas that will work for you.

                   [GRAPHIC OF BROKERAGE * CONSULTING OMITTED]


                       ADVICE * FULFILLMENT * OUTSOURCING

Clients expect professional attention from specialists who know their business and their industry. Aon delivers. With industry knowledge. And product expertise. It's why clients choose Aon. Advice, fulfillment and outsourcing solutions from insurance brokers and human capital consultants focused on serving individual client needs.

                INSURANCE BROKERAGE AND RISK MANAGEMENT SERVICES

SEPTEMBER 11 JOLTED THE ENTIRE BUSINESS WORLD and the repercussions are being felt by companies thousands of miles from Ground Zero. Some industries were hurt more than others, but none was untouched by the harsh realities of the attack. One reality has received renewed attention: insurance and risk management is a crucial thread in the fabric of our global economy. Today, it's front-page news. Aon has been focusing on it for decades.

Aon has been steadily building resources to help clients prepare for the worst crises that they will ever face, the unimaginable. No company can prepare for a tragedy such as September 11. But in times of disaster, a comprehensive risk management plan and well-designed insurance program can help a company to quickly support employees, rebuild workplaces and reestablish operations. This is what Aon's dedicated professionals do - each day, every day.

     While terrorism is receiving widespread media coverage, there are major trends that have steadily raised the level and complexity of risks encountered by clients. They include globalization, privatization, litigiousness, e-commerce, growing interdependence between manufacturers and suppliers, and many others.

     Given our foresight into the ramifications of these trends, Aon has built sophisticated solutions to help clients deal with the inherent risks. Insurance, reinsurance, captives, alternative risk transfer programs and other risk services have all become "capital management" solutions that support business continuity - even in the worst times. Aon has also been building resources to address another major trend: outsourcing. Clients increasingly want outside experts to perform non-core functions to reduce costs and improve quality. Aon is prepared to help clients do just that.


LEADING BROKERAGE BUSINESSES-
WORKING TOGETHER FOR CLIENTS

Aon's focused building has made us a leader in our industry. In fact, Aon has vast experience and expertise in every facet of the property and casualty insurance brokerage and risk management services industry. Our businesses complement each other; they "fit together" to provide integrated solutions: advice, fulfillment and outsourcing.

Aon IS THE:
-------------------------------------------------
#1 Global reinsurance broker
#1 Global manager of captive insurance companies
#1 U.S. multiline claims services provider
#1 U.S. wholesale broker and underwriting manager
#2 Global insurance broker
-------------------------------------------------


     A key advantage for Aon is our broad view of the insurance industry. It allows us to anticipate how changes in one sector can impact another, empowering us to integrate our services while leveraging our expertise and global distribution.

               [GRAPHIC OF ADVICE * FULFILLMENT * OUTSOURCING OMITTED]

           INSURANCE BROKERAGE AND RISK MANAGEMENT SERVICES CONTINUED


INSURANCE BROKERAGE AND RISK MANAGEMENT  SERVICES

Aon's insurance professionals specialize in retail, reinsurance and wholesale brokerage. Their expertise covers a wide range of specialties, such as captive insurance company management, claims and loss cost control, underwriting management, premium finance, safety engineering and direct marketing to affinity groups.

     Our client franchise is extensive and includes:

     * multi-national corporations, middle-market companies and small commercial clients served by our retail brokers,
     * insurance and reinsurance companies served by our reinsurance brokers, managing general underwriters and claims professionals, and
     * independent agents and brokers seeking premium funding alternatives, claims services and access to specialty products in markets served by our wholesale brokers and underwriting managers.

     Our RETAIL brokers' broad spectrum of advisory and outsourcing services includes risk identification and assessment, alternative risk financing, safety engineering, loss management and program administration for clients. Our professionals design, place and implement customized insurance solutions. While we bring broad capabilities to all client industries, Aon has developed specialties in directors' and officers' liability, professional liability, entertainment, public entities, workers' compensation, media, financial institutions, marine, aviation, construction, healthcare and energy.

     Our REINSURANCE professionals offer insurance and reinsurance companies sophisticated advisory services that enhance the risk/return characteristics of insurance policy portfolios and improve capital utilization. They also offer extensive experience in statistical claims analysis and evaluation of catastrophic loss exposures. Now, more than ever, insurers and reinsurers require innovative solutions to the increasing challenges they face. By responding to the demands of these capital providers, Aon's reinsurance team helps create downstream solutions for retail and wholesale insurance clients.

     Aon's WHOLESALE insurance brokers, under the SWETT & CRAWFORD brand, serve thousands of independent agents and brokers who seek insurance protection for their customers. Aon's wholesale brokers have unparalleled access to wide-ranging property and casualty markets to obtain insurance that meets the needs of these independent agent and broker clients. Aon's wholesale expertise and full service capabilities allow us to efficiently deliver products and services to independent agents and brokers in virtually every market segment.

     Our MANAGING GENERAL UNDERWRITERS provide insurance companies the opportunity to participate in niche markets without incurring significant startup costs. Under these programs, insurance companies earn premiums and accept claims obligations, but they outsource many underwriting functions to Aon. This often includes policy design, issuance and administration; premium rating and collection; and claims administration. Insurance company clients benefit from working with Aon professionals who are specialists in particular insurance lines.

Aon's wholesale brokers and managing general underwriters offer more than 450 insurance products and programs. Clients may access them directly, or through the Aon SPECIALTY PRODUCT NETWORK (ASPN) at WWW.ASKASPN.COM, developed by Aon as a single-point-of-contact for our agent and broker clients that require specialty insurance solutions for their customers.

     Insurance companies, firms with self-insurance programs, and agents and brokers that outsource claims functions choose Aon's CLAIMS AND LOSS COST MANAGEMENT professionals for their expertise and breadth of services. Aon markets these services primarily through the CAMBRIDGE INTEGRATED SERVICES GROUP. Our mission is more than claims administration. Our clients, with unique asset bases and capital management disciplines, look to our professionals for strategic loss cost management because Aon keeps clients' objectives clearly in focus. Our expertise spans property and casualty, health and disability, absence management, personal lines, professional and complex liability, transportation, unemployment compensation, structured settlements and other specialty areas.

     Our CAPTIVE INSURANCE COMPANY MANAGEMENT professionals specialize in the innovative design of programs that enable clients to manage risks that would be cost-prohibitive, or worse, unavailable, in traditional insurance markets. As premium rates have risen, commercial enterprises have turned to Aon's captive management professionals even more frequently for solutions.

 [PICTURE OF Michael D. O'Halleran President & Chief Operating Officer]

     Our PREMIUM FINANCE professionals, under the CANANWILL brand, offer financing options that are marketed through retail and wholesale insurance brokers and insurance companies. In 2001, Aon arranged financing for commercial insurance premiums exceeding $3.5 billion for clients ranging from small firms to the Fortune 500.

     Aon also offers insurance products marketed to AFFINITY GROUPS - individuals, associations or businesses within a similar risk class who are better served as "one", instead of "many". By forming a group, they have access to insurance program options and advantages not otherwise available. Aon offers professional liability, life, disability income, and personal lines insurance products to nurses, accountants, healthcare providers and other affinity groups.

     Overall, what have our clients concluded? Aon has broad capabilities, extensive reach and deep talent - all working together to serve individual client needs.

                            HUMAN CAPITAL CONSULTING

HOW CAN WE INCREASE REVENUES AND PROFITS? This is a common question asked by executives - every day - around the world. The answer often lies in finding ways to improve work force productivity. Aon has built a global consulting business dedicated to helping clients achieve this critical objective.

Like other insurance brokers, Aon started its human resource consulting practice years ago by focusing on employee benefits. We offered employers brokerage and consulting services for their life, accident, health and retirement plans. Back then, employers had mostly stable work forces with common demographics. But times have changed. Today, employees are more mobile and diverse - switching companies, industries and even career paths to leverage their skills.

     Employers' needs are now more complicated. Companies must find advanced ways to attract and retain workers with the right skill levels and commitment. Aon has responded by building broad expertise to address the fundamental question: "How to improve work force productivity in a more challenging environment?"

     Our consultants start by fully understanding a client's business strategies. With our highly experienced specialists, we then develop custom "people strategies" to support their goals. We serve three major client segments - large corporations, middle market companies and small firms - with distinct products and services.

FIVE MAJOR PRACTICES

Our  consulting   business  has  five  major   practices:   employee   benefits,
compensation, management consulting, outsourcing and communication.

     Our EMPLOYEE BENEFITS experts construct and implement benefit packages including health and welfare plans, pension, 401k and other retirement plans designed to attract and retain the right employees. In addition, we offer advice regarding investment manager selection and we work with clients' professional advisors concerning tax and ERISA issues.

     Our employee benefits practice also conducts proprietary research on employee commitment and loyalty that complements our other services. By understanding worker motivation, our professionals can tailor cost-effective programs that better suit clients and their employees. Our expertise also spans absence management, mergers and acquisitions due diligence, and elective benefit options purchased directly by employees.

     Our COMPENSATION practice designs salary, bonus, commission, stock option and other pay structures. The objective: motivate executives, salespeople and employees to achieve specific performance targets. Two areas of particular strength and brand recognition are the financial and technology industries where we conduct proprietary compensation surveys, including the widely followed MCLAGAN survey for financial professionals and the RADFORD survey in the technology field.

     MANAGEMENT CONSULTING assists clients in process improvement and design, leadership, organization, and human capital development. Late in 2001, we announced the launch of Aon's management consulting practice that includes our RATH & STRONG SIX SIGMA suite of management services: proven process improvement methods that drive performance gains throughout organizations. Our services in leadership and human capital development range

          [GRAPHIC BOX OF ADVICE * FULFILLMENT * OUTSOURCING OMITTED]

from the assessment and selection of employees to executive development programs.

     Our OUTSOURCING practice offers employment processing, performance improvement, benefits administration and enrollment, and other employment services. We expect demand for Aon's outsourcing services to grow as clients learn more about how we can reduce their expenses while improving quality. Aon's advantage: we combine a strategic, holistic view of work force dynamics with practical outsourcing solutions. In fact, we believe more companies will seek integrated outsourcing services - from recruitment to retirement.

     Aon's COMMUNICATION consultants help companies to develop messages that support their corporate vision. Our services span communication strategy development to campaign execution using a broad array of media. Topics cover business process and culture change to human resource operations. Our award-winning work boosts employee attraction and retention, promotes productivity and improves financial results.

     Aon's consulting business has evolved to meet the growing needs of our clients. We now have comprehensive resources to assist clients in virtually every facet of human capital management.

                             INSURANCE UNDERWRITING

Aon ANNOUNCED A MAJOR  STRATEGIC  DECISION IN 2001.  All insurance  underwriting
businesses  are  to  be  spun  off  under a  new   company - Combined  Specialty
Corporation - in spring 2002.

The  rationale  is  straightforward:  Combined  Specialty  can  grow  faster  by expanding into new property and casualty insurance lines - beyond its market-leading accident and health insurance and extended warranty products. By spinning off, Combined Specialty can develop new relationships with multiple property and casualty insurance brokers that will present new marketing and distribution channels around the world.

     The decision was timely.

     Aon is at an important juncture. In the past, our brokerage and consulting businesses made acquisitions with funding from our underwriting business. Now, our brokerage and consulting businesses can fund their combined growth opportunities as a separate company, apart from underwriting. This allows
Combined Specialty to redirect its profits into high-demand products like commercial property and casualty insurance.

     Our industry is also at a crucial stage. When we originally announced plans to spin off our underwriting operations, the insurance markets were beginning to see the first broad-based increase in premium rates in more than a decade. September 11 magnified this shift in a dramatic way. Today, we are witnessing an unprecedented escalation of premium rates and restrictive underwriting.

     The spin-off of Combined Specialty allows us to assist clients in two ways. First, our insurance brokers are already hard at work finding the best insurance solutions for our clients. Second, the expansion of our underwriting business into property and casualty lines, facilitated by the spin-off, also allows us to offer new, reliable insurance capacity at a time when clients need it most.

     Aon named prominent industry executive Dennis B. Reding, Chairman and CEO of Combined Specialty Corporation, to drive these underwriting initiatives and lead this "new" company.

UNDERWRITING BUSINESSES

Our insurance underwriting businesses offer supplemental accident and health insurance and extended warranty products. In addition, we recently launched new initiatives to actively underwrite commercial property and casualty insurance policies.

     Within our supplemental accident and health insurance businesses, we provide an array of accident, sickness, short-term disability and other supplemental insurance products. We market primarily through our sales force of 7,000 career agents, plus select brokers and consultants that reach niche markets. These relationships - that include direct response programs, affinity groups and worksite marketing - provide us access to new policyholders.

     Aon is the world's largest independent provider of EXTENDED WARRANTY PRODUCTS. We offer warranties covering automobiles and a variety of consumer goods, including electronics and household appliances. We also provide non-structural home warranties and specialty products, such as credit card enhancements and affinity warranty programs. We offer these warranties through more than 4,000 retail

             [GRAPHIC BOX SHOWING VARIOUS INSURANCE TYPES OMITTED]

automobile dealers, as well as leading consumer goods manufacturers, distributors and retailers. By purchasing warranties, consumers feel more at ease about major purchases . And, our retailer clients benefit by offering this protection to their customers while generating another source of revenue.

     The newest group within Combined Specialty is SPECIALTY PROPERTY AND CASUALTY INSURANCE UNDERWRITING. This group, using a disciplined approach, will expand capabilities into specialty segments of the insurance market that have significant profit potential. The initial focus will be on the excess and surplus specialty market - offering specialty, primary and excess casualty products distributed through wholesale brokers. Other specialty segments will include inland marine, excess liability, directors' and officers' liability and errors and omissions insurance, using multiple distribution sources.

     Once these core products and services are established, we expect to expand into others that offer solid long-term profit opportunities by addressing client needs.

     Please visit us at WWW.COMBINED.COM to learn more about our specialty insurance products.

Financial Table of Contents

        17      Financial Highlights

        18      Management's Discussion and Analysis of
                Financial Condition and Results of Operations

        32      Consolidated Statements of Financial Position

        34      Consolidated Statements of Income

        35      Consolidated Statements of Cash Flows

        36      Consolidated Statements of Stockholders' Equity

        37      Notes to Consolidated Financial Statements

        60      Reports by Independent Auditors and Management

        61      Selected Financial Data

        62      Quarterly Financial Data

                              FINANCIAL HIGHLIGHTS

                                                                                                Percent
   (millions except per share data)                                        2001        2000      Change
---------------------------------------------------------------------------------------------------------
INCOME DATA
   Revenue                                                             $  7,676    $  7,375           4%
   Investment income                                                        213         508         (58)
   EBITDA*                                                                1,151       1,409         (18)
   Income before unusual and special charges and accounting change**        377         531         (29)
   Unusual charges-World Trade Center**                                     (41)         --          --
   Special charges**                                                       (133)        (50)         --
   Cumulative effect of change in accounting principle**                     --          (7)         --
                                                                       ----------------------------------
      Net income                                                            203         474         (57)
---------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
   Total assets                                                          22,386      22,251           1
   Stockholders' equity                                                   3,521       3,388           4
---------------------------------------------------------------------------------------------------------
DILUTIVE PER SHARE DATA
   Income before unusual and special charges and accounting change         1.37        2.01         (32)
   Unusual charges-World Trade Center                                     (0.15)         --          --
   Special charges                                                        (0.49)      (0.19)         --
   Cumulative effect of change in accounting principle                       --       (0.03)         --
                                                                       ----------------------------------
      Net income                                                           0.73        1.79         (59)
---------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY PER SHARE                                            13.03       13.02          --
---------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE PAID ON COMMON STOCK                             0.895        0.87           3
---------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS***
REVENUE
   Insurance brokerage and other services                              $  4,659    $  4,367           7%
   Consulting                                                               938         770          22
   Insurance underwriting                                                 2,250       2,167           4
                                                                       ----------------------------------
      Total revenue                                                       7,847       7,304           7
INCOME BEFORE INCOME TAX
   Insurance brokerage and other services                                   734         766          (4)
   Consulting                                                               133         109          22
   Insurance underwriting                                                   309         303           2
                                                                       ----------------------------------
      Total income before income tax excluding unusual and
         special charges-operating segments                               1,176       1,178          --
      Unusual charges-World Trade Center                                    (68)         --          --
      Special charges                                                      (218)        (82)         --
                                                                       ----------------------------------
      Total income before income tax-operating segments                     890       1,096         (19)
---------------------------------------------------------------------------------------------------------
CORPORATE AND OTHER
   Revenue                                                                 (171)         71          --
   Loss before income tax                                                  (491)       (242)         --
---------------------------------------------------------------------------------------------------------

* Earnings before unusual and special charges, interest, taxes, depreciation and amortization of intangible assets.
**   Net of tax
***  Before cumulative effect of change in accounting principle.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This management's discussion and analysis of financial condition and results of operations contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Information Concerning Forward-Looking Statements" on the inside back cover of this annual report.

                   CRITICAL ACCOUNTING POLICIES AND ESTIMATES
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations discusses Aon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the applicable period. On an ongoing basis, management evaluates its estimates, assumptions and judgments, including those related to revenue recognition, investments, intangible assets, income taxes, financing operations, policy liabilities (including future policy benefit reserves, unearned premium reserves, and policy and contract claim reserves), restructuring costs, retirement benefits and contingencies and litigation. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Management believes the following critical accounting policies, among others, affect its more significant estimates, assumptions and judgments used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

BROKERAGE COMMISSIONS AND FEES. In general, commission income is recognized at the later of the billing or effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Certain life insurance commissions, commissions on premiums billed directly by insurance companies and certain other carrier compensation are generally recognized as income when received. Commissions on premium adjustments are recognized as they occur. Fees for claims services, benefit consulting, reinsurance services and other services are recognized when the services are rendered.

PREMIUM REVENUE. In general, for accident and health and extended warranty products, premiums collected are reported as earned in proportion to insurance protection provided over the period covered by the policies. For life products, premiums are recognized as revenue when due. For accident and health products, the insurance protection is generally provided ratably over the contract period. Premium revenue recognition for extended warranty products is subject to estimates of the incidence of loss within the policy period.

CONTINGENCIES

Aon and its subsidiaries are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

PENSION BENEFIT OBLIGATIONS

We have significant pension benefit obligations that are developed from internal actuarial valuations. Inherent in these valuations and related net periodic costs or credits are key assumptions including discount rates, interest rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the pension benefit obligations and the related net periodic costs or credits may occur in the future due to any variance of actual results from our assumptions and changes in the number of participating employees.

POLICY  LIABILITIES

To establish policy liabilities we rely upon estimates for reported and anticipated claims, our historical experience, other actuarial data and, with respect to accident and health and life liabilities, assumptions on investment yields. While management believes its estimation methodologies effectively measure these liabilities, a change from historical experience or a material deviation from our underlying assumptions could affect the ultimate results that are reported in Aon's consolidated financial statements.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


                                    GENERAL
--------------------------------------------------------------------------------
Aon has three operating segments: Insurance Brokerage and Other Services, Consulting, and Insurance Underwriting. These segments are based on client type and services or products delivered. Aon has a fourth, non-operating segment, Corporate and Other.

     References to organic revenue growth exclude the impact of acquisitions, dispositions, transfers, investment income, foreign exchange and unusual items. Written premiums are the basis for organic revenue growth within the Insurance Underwriting segment, but reported revenues reflect earned premiums.

     References to income before income tax exclude minority interest related to the issuance of 8.205% mandatorily redeemable preferred capital securities (capital securities) (see note 11) and the cumulative effect of a change in accounting principle (see note 1).

     The accounting policies for the business segments are identical to those described in note 1 to the consolidated financial statements.

SPIN-OFF OF INSURANCE UNDERWRITING BUSINESSES

On April 20, 2001, Aon's Board of Directors approved, in principle, a plan to spin off its insurance underwriting businesses to Aon's common stockholders, creating two independent, publicly traded companies. The spin-off would take the form of a tax-free stock dividend of the outstanding shares of common stock of Combined Specialty Corporation (CSC), a new company formed to hold the insurance underwriting businesses. The transaction requires final Board approval, a favorable Internal Revenue Service tax ruling and certain insurance regulatory approvals and is currently expected to be completed in spring 2002. In October 2001, Aon announced plans to expand its underwriting operations to include direct property and casualty insurance policies to meet clients' growing demand for insurance coverage. These expanded operations are intended to be part of the spin-off and may require the raising of additional capital. Also, in 2001, our underwriting subsidiaries invested $227 million to obtain an ownership interest in Endurance Specialty Insurance Ltd. (Endurance), a newly formed Bermuda-based insurer, which offers property and casualty insurance and reinsurance on a worldwide basis. Aon co-sponsored this company to support client demand for much needed underwriting capacity to commercial property and casualty insurance and reinsurance customers. This investment will allow Aon to participate in the growth expected in these areas. It is anticipated that after the spin-off of CSC, the Endurance investment will be owned by a CSC entity.

WORLD TRADE CENTER

On September 11, 2001, the World Trade Center in New York was destroyed. Aon occupied space on several of the higher floors of one of the towers, where employees from insurance brokerage, human capital consulting, claims servicing, other specialty operations and accident, health and life insurance underwriting worked. Tragically, 175 of these employees are either confirmed or presumed dead.

     The events of September 11 have had an unfavorable impact on near-term financial results due in part to the loss of many highly talented employees. Other factors include business interruption issues and supplemental benefits granted to families of deceased employees. The exact financial impact on Aon from these events is not currently determinable. Future insurance claims may offset some of these costs.

     Aon's 2001 results include $68 million of identified World Trade Center costs that have been reported as a pretax unusual charge. These expenses are principally composed of insurance benefits of $45 million, net of approximately $147 million of reinsurance recoveries, provided under insurance policies issued by Aon's Combined Insurance Company of America (CICA). Reinsurers have disputed liability as to approximately $90 million of reinsurance recoveries under a Business Travel Accident policy issued by CICA to cover U.S.-based employees of subsidiaries of Aon Corporation, and legal actions have been filed by both parties. If there are adverse developments in legal proceedings relating to the Business Travel Accident policy, the Company could be financially responsible for some or all of the $90 million of anticipated reinsurance recoveries. Other unusual charges related to the World Trade Center include a $10 million commitment to the Aon Memorial Education Fund to support the educational needs of the children of Aon employees who were victims of the September 11 attacks, and $13 million of other costs that may not be recoverable from insurance.

     Additional World Trade Center related costs are expected in 2002. Most costs incurred have been offset, where appropriate, by insurance claims. Other costs and recoveries remain to be identified and quantified, including business interruption issues. Aon also had $33 million of depreciable assets at book value destroyed that it has written off. It expects to recover full replacement value for these depreciable assets from its insurance policies. A gain would be reported to the extent the insurance proceeds exceed the book value of the destroyed assets. As analyses of the potential business interruption issues continue, and as additional claims are presented, a gain could potentially be recognized in a future period.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

SPECIAL CHARGES
--------------------------------------------------------------------------------
GENERAL

Aon's special charges are reflected in general expenses on the consolidated statements of income. Aon's unpaid liabilities relating to the business transformation plan, special charges and purchase accounting are reflected in general expense liabilities on the consolidated statements of financial position.

BUSINESS TRANSFORMATION PLAN

In fourth quarter 2000, Aon began a comprehensive business transformation plan designed to enhance client service, improve productivity through process redesign, and accelerate organic revenue growth.

     Implementation of the business transformation plan began in fourth quarter 2000 and will continue into 2002. Total plan costs, which include transition expenses, were originally expected to be less than $325 million on a pretax basis. The majority of the plan costs and savings are related to the Insurance Brokerage and Other Services segment, principally in the United States and the United Kingdom, where most of Aon's offices and employees are located. Slightly more than half of the total charges involve cash outlays for severance payments related to job eliminations. The current estimation for net reductions of approximately 3,000 positions through 2002 is at the lower end of what was anticipated. Aon has increased its hiring for certain specialist skills to fill new job roles created under the business transformation plan and to fill positions that bolster new business production efforts.

     In the U.S. retail brokerage unit, the business transformation plan entailed process redesign following the rollout of a new policy management and accounting system (completed in 2000), job redesign based on functional expertise and the creation of four new Client Service Business Units (CSBUs). Conversions of client account servicing into the CSBUs fell behind schedule due to unexpected challenges in handling higher volumes of transfers between field operations and the CSBUs and steps were taken to improve the conversion process. These delays not only increased costs in the short-term, but also put pressure on regional offices that had to maintain parallel processes to ensure quality client services. This adversely affected new business production in the U.S. and normal account retention as attention was diverted from generating new business to completing client conversions.

     Aon's largest and most advanced CSBU was located in the World Trade Center, which was destroyed on September 11, 2001. This CSBU has been relocated to mid-town Manhattan in New York City, along with a majority of the World Trade Center retail brokerage employees. A concerted effort is currently being made to fully convert client servicing for U.S. retail brokerage accounts to the CSBUs by the end of second quarter 2002, which will involve unplanned, one-time additional costs through the first half of 2002. Total costs, including both special charges and transition costs related to the business transformation plan, will therefore exceed the $325 million originally projected. Some of these additional transition costs, however, may be recovered as part of Aon's insurance claims related to the September 11 tragedy.

     In connection with the plan, Aon recorded pretax special charges of $300 million-$82 million ($50 million after-tax or $0.19 per share) in 2000 and $218 million ($133 million after-tax or $0.49 per share) in 2001. Aon does not anticipate additional special charges from the business transformation plan. Of the total $300 million in special charges incurred, $163 million was related to termination benefits and involved approximately 4,000 employees. Aon also incurred $27 million in other costs to exit an activity. As part of the business transformation, charges of $110 million were incurred for asset impairments, primarily relating to the abandonment of systems and equipment, and to end Aon's involvement in certain joint ventures and service partner relationships that did not meet profitability hurdles. This also resulted in headcount reductions included in the above total. Transition costs, primarily related to our core operating businesses, were approximately $30 million for 2001, net of insurance recoveries, and consisted of process conversion costs, consulting fees and temporary help resulting in short-term employee retention costs. In 2000, transition costs were nominal.

     Annualized pretax savings from the plan, which is not fully implemented, are estimated to be approximately $150 million related to actions already taken. These savings are expected to be fully achieved in late 2002 on an annualized basis as transition and other one-time costs related to the business transformation plan are eliminated. These savings will be partially offset by increased compensation for certain U.S. retail professionals, and the hiring of new employees with special skills at higher compensation levels. Savings generated in 2001 in the U.S. were substantially offset by transition costs and lower revenues. As Aon progresses through the next few quarters, completion of business process change and the exit of employees, who have been notified of their future termination, should drive cost savings.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

1999

In first quarter 1999, Aon recorded special charges of $163 million ($102 million after-tax or $0.39 per share). The charges included provisions for restructuring in the Insurance Brokerage and Other Services and Consulting segments of $120 million (see note 4). Also, in the Consulting segment, charges of $43 million were recorded in first quarter 1999 to reflect amounts required to compensate customers who switched out of their company pension plans in the U.K. based upon advice offered by financial advisors of current Aon subsidiaries. This advice was given prior to Aon's purchase of these subsidiaries (see note 15).

     In fourth quarter 1999, Aon recorded special charges of $150 million ($93 million after-tax or $0.35 per share). These charges reflect an additional amount related to the pension payments described above following changes in U.K. government requirements and amounts relating to various litigation matters including Unicover (see note 15).

     Aon anticipates the final settlement of the liabilities relating to the U.K. pension selling to be disbursed over the next few years. Portions of the Unicover matter were settled in early 2000. The remaining Unicover issues are complex and, therefore, the timing and amount of resolution cannot be determined at this time.

                              CONSOLIDATED RESULTS
------------------------------------------------------------------------
The consolidated results of operations follows:

(millions)      Years ended December 31         2001     2000     1999
------------------------------------------------------------------------
Revenue:
Brokerage commissions and fees               $ 5,436  $ 4,946  $ 4,639
Premiums and other                             2,027    1,921    1,854
Investment income                                213      508      577
                                             ---------------------------
  Total consolidated revenue                   7,676    7,375    7,070
------------------------------------------------------------------------
Expenses:
General expenses**                             5,595    5,108    4,901
Benefits to policyholders                      1,111    1,037      973
Interest expense                                 127      140      105
Amortization of intangible assets                158      154      143
                                             ---------------------------
  Total expenses**                             6,991    6,439    6,122
------------------------------------------------------------------------
Income before income tax excluding
  unusual and special charges                    685      936      948
Unusual charges-World Trade Center                68       --       --
Special charges                                  218       82      313
------------------------------------------------------------------------
Income before income tax*                      $ 399    $ 854    $ 635
------------------------------------------------------------------------
* Excludes minority interest and cumulative effect of change in accounting principle.
**   Excludes unusual and special charges.

CONSOLIDATED RESULTS FOR 2001 COMPARED TO 2000

REVENUE. Revenue of $7.7 billion in 2001 rose 4% over 2000. Excluding the effects of foreign exchange rates, revenues increased 6% over the comparable period. Improvements in brokerage commissions and fees, as well as premiums earned, were partially offset by a decline in investment income resulting from decreased valuations of limited partnerships and lower interest rates, higher losses on disposals of investments and a falloff in parts of U.S. retail brokerage revenue primarily due to slower new account generation and below normal client retention. Aon does not directly hedge revenues against foreign currency translation because it is not cost effective, but does attempt to mitigate the effect of foreign currency fluctuations on pretax income. Consolidated revenue for the operating segments grew approximately 8% on an organic basis over 2000.

     Consolidated revenue by geographic area follows:

(millions) Years ended December 31              2001     2000     1999
------------------------------------------------------------------------
Revenue by geographic area:
United States                                $ 4,463  $ 4,350  $ 4,131
United Kingdom                                 1,390    1,363    1,352
Continent of Europe                              938      833      841
Rest of World                                    885      829      746
                                             ---------------------------
  Total revenue                              $ 7,676  $ 7,375  $ 7,070
------------------------------------------------------------------------

U.S. consolidated revenue, which represents 58% of total revenue, increased 3% in 2001 compared to 2000, as organic growth and acquisition activity was partially offset by declines in parts of the retail brokerage business as well as a significant drop in investment income. U.K. and Continent of Europe revenue combined increased 6% to $2.3 billion and Rest of World revenue increased 7% to $885 million reflecting acquisitions, new business and the impact of increasing premium rates that tend to increase commissions.

     Brokerage commissions and fees increased 10% to $5.4 billion. This improvement was primarily from organic growth in non-U.S. retail brokerage and worldwide reinsurance brokerage, business combination activity (especially Actuarial Sciences Associates, Inc. (ASA) and ASI Solutions Incorporated (ASI)), increased new business and the impact of increased property and casualty premium rates. This was offset somewhat by unfavorable results in parts of U.S. retail brokerage due to delays in the implementation of the business transformation plan.

     Premiums and other is primarily related to insurance underwriting operations. Premiums and other improved to $2.0 billion, a 6% increase over 2000. The increase primarily reflects continued organic growth, strong growth in lower

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

margin new business initiatives and the impact of the acquisition of First Extended, Inc. This was somewhat offset by the loss of some accounts in the warranty business, in addition to a general slowdown in the economy.

     Investment income, which includes related expenses and income or loss on disposals and impairments, decreased significantly when compared to 2000, primarily reflecting reduced valuations on equity investments in limited partnerships and lower short-term interest rates. The comparison is also negatively impacted by the other than temporary impairment recorded for certain directly owned equity investments in the first and fourth quarters of 2001. Returns on private equity investments tend to fluctuate due to the inherent volatility of equity securities. Investment income from the Insurance Brokerage and Other Services and Consulting segments, primarily relating to fiduciary funds, decreased $31 million compared to 2000, principally due to declining interest rates.

EXPENSES. General expenses, excluding unusual and special charges, grew $487 million or 10%, reflecting expenditures to grow the brokerage business, the impact of acquisitions and transition costs related to the business transformation plan. Benefits to policyholders, which excludes the World Trade Center costs, rose $74 million or 7% as a result of new underwriting initiatives and an unusual increase in warranty claims related to an isolated program that will not affect future periods. Interest expense declined $13 million or 9% compared to prior year attributed to decreases in short-term interest rates and lower average debt balances.

INCOME BEFORE INCOME TAX. Income before income tax declined significantly from $854 million in 2000 to $399 million in 2001, due partially to the inclusion in 2001 of expenses related to the events of September 11 ($68 million) with no comparable amount in 2000. In addition, slower revenue growth in parts of the U.S. retail brokerage business due to delays in the implementation of the business transformation plan negatively impacted results. Results also declined from 2000 due to an increase in year-over-year business transformation special charges of $136 million and a decline in consolidated investment income of $295 million. Approximately 69% of Aon's consolidated income before income tax and unusual and special charges is from non-U.S. operations.

INCOME TAXES. The effective tax rate was 39% for both 2001 and 2000. The overall effective tax rates are higher than the U.S. federal statutory rate primarily because of state income tax provisions and the non-deductibility of certain goodwill amortization.

NET INCOME. 2001 net income declined to $203 million ($0.73 per dilutive share) compared to $474 million ($1.79 per dilutive share) in 2000. In 2000, the Company adopted the Securities and Exchange Commission's Staff Accounting Bulletin (SAB)No. 101, which resulted in a one-time cumulative non-cash charge of $7 million after-tax ($0.03 per share). Basic net income per share was $0.74 and $1.81 for 2001 and 2000, respectively. Dividends on the redeemable preferred stock have been deducted from net income to compute income per share.

CONSOLIDATED RESULTS FOR FOURTH QUARTER 2001
COMPARED TO FOURTH QUARTER 2000

Total revenues in the quarter rose 4%. The impact of the change in foreign exchange rates was minimal for the quarter. The higher revenues reflect 9% organic growth in the operating segments, including the impact of premium rate increases, as well as business combination activity. These factors were somewhat offset by a revenue decline in parts of the U.S. retail brokerage area due to the negative impact of delays in the implementation of the business transformation plan, lower investment income as a result of lower interest rates, a decline in limited partnership income due to valuation changes and loss on disposal of investments mainly due to other-than-temporary impairments. Total expenses, excluding unusual and special charges, increased 9% to $1.9 billion as a result of costs and investments in new business initiatives, acquisitions and transition costs related to the business transformation plan. Partially offsetting these increases was a 24% decline in interest expense, primarily reflecting lower interest rates and lower debt levels. Income before income taxes, excluding unusual charges in 2001 and special charges in 2000, fell 31% to $169 million.

CONSOLIDATED RESULTS FOR 2000 COMPARED TO 1999

REVENUE. Total revenue was $7.4 billion, an increase of 4% on a reported basis. On a comparable currency basis, total revenue growth was 7%. This increase was largely attributable to new business growth in the operating segments, business combination activity and the impact of improving premium rates across the property and casualty insurance markets. Negative foreign exchange translations, the absence of Unicover revenue and a significant decrease in corporate and other investment revenues associated with lower income on disposals of securities hurt revenue growth. Consolidated organic revenue growth was approximately 8% over 1999.

     U.S. revenues increased 5% in 2000 compared to 1999, primarily due to organic growth and acquisitions. U.K. and Continent of Europe revenues increased slightly to $2.2 bil-

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


lion and Rest of World revenue of $829 million increased 11% in 2000, reflecting acquisitions and new business.

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

     Investment income of $508 million declined 12% in 2000, principally reflecting lower levels of income on disposals of securities. This decline was partially offset by higher investment income from the insurance brokerage and other services and consulting operations, which increased $30 million or 19% in 2000 compared to 1999. Higher short-term interest rates, coupled with improved cash flows also contributed to the increase.

EXPENSES. General expenses, excluding special charges, increased $207 million or 4% over 1999 primarily reflecting investments in new business initiatives, acquisitions and technology. Such costs included the rollout of Aon's U.S. retail brokerage computer system platform and related conversions, running of parallel systems and one-time training expenses.

     Benefits to policyholders increased 7% in 2000 and exhibited no unusual claims activity.

     Interest expense increased 33% from prior year, partly attributable to acquisition financing. Higher short-term interest rates and the issuances of $250 million of 6.9% notes in second quarter 1999 and $250 million of 8.65% notes in second quarter 2000 (see note 8) also contributed to the increase.

INCOME BEFORE INCOME TAX. Excluding special charges, income before income tax decreased $12 million or 1%, primarily reflecting lower levels of income on disposals of securities, costs to integrate Aon's global network, additional interest expense and the absence of Unicover revenue. During the year, the net foreign exchange impact to pretax income, after the benefit of derivative activity, was negligible. Approximately 47% of Aon's consolidated income before income tax and special charges is from non-U.S. operations.

INCOME TAXES. The effective tax rate was 39% and 38.3% for 2000 and 1999, respectively. The increase in the 2000 effective tax rate was primarily attributable to a shift in business mix. The overall effective tax rates are higher than the U.S. federal statutory rate primarily because of state income tax provisions and the non-deductibility of certain goodwill amortization.

NET INCOME. Net income for 2000 was $474 million or $1.79 per share compared to $352 million or $1.33 per share in 1999. The increase in 2000 net income and the related per share amount is influenced primarily by a lower level of 2000 after-tax special charges of $50 million ($0.19 per share) compared to 1999 after-tax special charges of $195 million ($0.74 per share). Partially offsetting the increase in 2000 net income was the adoption of SAB No. 101 which resulted in a one-time cumulative non-cash charge of $7 million after-tax ($0.03 per share). Basic net income per share was $1.81 and $1.35 in 2000 and 1999, respectively. Dividends on the redeemable preferred stock in 2000 and 1999 have been deducted from net income to compute income per share.

                               OPERATING SEGMENTS
--------------------------------------------------------------------------------
Aon classifies its businesses into three operating segments: Insurance Brokerage and Other Services, Consulting and Insurance Underwriting (see note 16).

     Aon's operating segments are identified as those that report separate financial information and that are evaluated on a regular basis in deciding how to allocate resources and assess performance. Total revenue for each of the operating segments is presented both by major product and service and by geographic area in note 16. Revenues are attributed to geographic areas based on the location of the resources producing the revenues. Because Aon's culture fosters interdependence among its operating units, the allocation of expenses by product and geography is difficult to delineate. While revenue is tracked and evaluated separately by management, expenses are allocated to products and services within each of the operating segments. In addition to revenue, Aon also measures a segment's financial performance using its income before income tax.

     Operating segment revenue includes investment income related to operating invested assets of that segment. Investment characteristics mirror liability characteristics of the respective operating segments. Aon's Insurance Brokerage and Other Services and Consulting businesses invest fiduciary funds and operating funds in shorter-term obligations. Income derived from these investments, as well as the impact of related deriv-

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

atives, is included in the revenues of those businesses. In Insurance Underwriting, policyholder claims and other types of non-interest sensitive insurance liabilities are primarily supported by intermediate- to long-term fixed-maturity instruments. Investments underlying interest-sensitive capital accumulation insurance liabilities are fixed- or floating-rate fixed-maturity obligations. The capital of the insurance underwriting subsidiaries is invested in common stocks and other securities. For the Insurance Underwriting segment, operating invested assets are equivalent to average net policy liabilities.

     For purposes of the following operating segment discussions, comparisons of 2001 against 2000 results and 2000 against 1999 results exclude special charges as well as unusual charges related to the World Trade Center.

     The following tables and commentary provide selected financial information on the operating segments.

(millions) Years ended December 31              2001     2000     1999
------------------------------------------------------------------------
Operating segment revenue:
  Insurance brokerage and
    other services                           $ 4,659  $ 4,367  $ 4,144
  Consulting                                     938      770      656
  Insurance underwriting                       2,250    2,167    2,106
                                             ---------------------------
Total operating segments                     $ 7,847  $ 7,304  $ 6,906
------------------------------------------------------------------------
Income before income tax:
  Insurance brokerage and
    other services                           $   734  $   766  $   684
  Consulting                                     133      109       80
  Insurance underwriting                         309      303      290
                                             ---------------------------
Total operating segments                       1,176    1,178    1,054
Unusual charges-World Trade Center                68       --       --
Special charges                                  218       82      313
                                             ---------------------------
Total income before income tax-
  operating segments                         $   890  $ 1,096  $   741
------------------------------------------------------------------------

INSURANCE BROKERAGE AND OTHER SERVICES

Aon is the second largest global insurance broker; the largest reinsurance broker and manager of captive insurance companies worldwide; the largest multiline claims services provider in the U.S; and the largest wholesaler broker and underwriting manager in the U.S.

     Approximately 59% of Aon's total operating segment revenues are generated from this segment. Revenues are generated primarily through fees paid by clients; commissions and fees paid by insurance and reinsurance companies; certain other carrier compensation; and interest income on funds held primarily in a fiduciary capacity. As the broker or intermediary, Aon does not accept insurance risk. Revenues vary from quarter to quarter throughout the year as a result of the timing of clients' policy renewals, the net effect of new and lost business, volume-based commissions and overrides and the realization of income on investments. Generally, expenses tend to be more uniform throughout the year, however, in 2001, expenses were impacted by the business transformation plan and the events of September 11.

     The highly specialized product development, consulting and administrative risk management needs of professional groups, service businesses, governments, healthcare providers and commercial organizations are addressed in this segment. Affinity products for professional liability, life, disability income and personal lines are provided for individuals, associations and businesses. Certain operating subsidiaries provide marketing and brokerage services to both the primary insurance and reinsurance sectors.

     Revenues generated by the Insurance Brokerage and Other Services segment are affected by premium rate levels in the property and casualty insurance markets and available insurance capacity because compensation is frequently related to the premiums paid by insureds.

INSURANCE BROKERAGE AND OTHER SERVICES RESULTS FOR 2001 COMPARED TO 2000

REVENUE. Total 2001 Insurance Brokerage and Other Services revenue was $4.7 billion, up 7%, on a reported basis. Organic growth, including the impact of hardening premium rates, as well as acquisitions, accounted for the majority of this revenue growth. Revenue growth was constrained by unfavorable results in parts of the U.S. retail brokerage operations and lower investment income due to declining interest rates. Insurance Brokerage and Other Services operating revenue, on an organic basis, grew approximately 8% in a very competitive environment. Fees of $24 million were collected for managing the capital raising for Endurance. Investment income decreased $30 million in 2001 as declines in short-term interest rates were experienced.

     Continuing the trend from last year, the impact of insurance premium rate increases benefited revenues in 2001. After September 11, insurance markets that were already experiencing rising premium rates in many sectors were impacted further by restrictions on the availability of some coverages and the financial strength of certain insurance companies. The property and casualty insurance market is very competitive. As premium rates rise, clients often retain more risk. This may limit revenue growth, thus affecting the future earnings of Aon's brokerage operations.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Insurance Brokerage and Other Services revenue by geographic region and pretax income follows:

(millions) Years ended December 31              2001     2000     1999
------------------------------------------------------------------------
Revenue by geographic area:
United States                                $ 2,425  $ 2,277  $ 2,146
United Kingdom                                   918      889      830
Continent of Europe                              733      654      680
Rest of World                                    583      547      488
                                             ---------------------------
  Total revenue                              $ 4,659  $ 4,367  $ 4,144
------------------------------------------------------------------------
Income before income tax excluding
  unusual and special charges                $   734  $   766  $   684
------------------------------------------------------------------------

U.S. revenue of $2.4 billion rose 6% in 2001 on the strength of organic growth, the impact of premium rate increases, and growth in claims services, wholesale brokerage and underwriting management. Partially offsetting this growth was slower new business growth in parts of the retail brokerage business and below normal account retention, due in part from delays in the implementation of the business transformation plan and the impact of the World Trade Center attacks. U.K. and Continent of Europe revenues of $1.7 billion increased 7% from 2000 reflecting organic growth and, to a lesser extent, acquisitions, offset partially by unfavorable foreign exchange rates. Rest of World revenue increased $36 million or 7% in 2001 primarily reflecting organic growth resulting from new business and good renewal rates.

INCOME BEFORE INCOME TAX. Pretax income declined 4% from 2000 to $734 million. Pretax margins were 15.8% for 2001 versus 17.5% last year. The margin decline was principally driven by slower new business growth in parts of the U.S. retail brokerage operations, with only minimal offset from the sale of a small non-strategic book of business. In addition, higher costs in certain parts of the U.S. retail business, due partly to delays in implementing the business transformation plan (including expenses to run parallel processes longer than expected, as well as higher compensation and transition costs), also contributed to the pretax margin decline. These factors reduced business transformation savings. Significant growth in our claims services business, which has lower margins, also impacted the year-to-year comparison.

CONSULTING
Aon Consulting is one of the world's largest integrated human capital consulting organizations. The operations of this segment provide a full range of human capital management services. These services are delivered predominantly to corporate clientele utilizing five major practices: employee benefits, compensation, management consulting, outsourcing and communications. This segment generates 12% of Aon's total operating segment revenues. The acquisitions of ASA in 2000 and ASI in 2001 expanded the Company's abilities, especially outsourcing services.

     The employee benefits practice constructs and implements benefit packages as well as conducts proprietary research on employee commitment and loyalty. The compensation practice focuses on designing salary, bonus, commission, stock option and other pay structures. Management consulting assists clients in process improvement and design, leadership, organization and human capital development. The outsourcing practice offers employment processing, performance improvement, benefits administration and other employment services. Communication consultants advise companies on initiatives that support their corporate vision.

     Revenues in the Consulting segment are affected by changes in clients' industries, including government regulation, as well as new products and services, the state of the economic cycle, broad trends in employee demographics and the management of large organizations.

CONSULTING RESULTS FOR 2001 COMPARED TO 2000

REVENUE. Revenues of $938 million in 2001 represent a 22% increase over 2000. Excluding the impact of foreign exchange rates, the growth rate was 24%. On a global basis, the improvement in revenue was influenced by strong growth in the U.S. employee benefits business and by acquisition activity, especially ASA and ASI. Revenue grew 7% on an organic basis, as client demand for solutions that enhance workforce productivity continued. However, the worsening economy put some pressure on organic revenue growth, especially the hiring slowdown by some clients.

     Consulting revenue by geographic area and pretax income follows:

(millions) Years ended December 31              2001     2000     1999
------------------------------------------------------------------------
Revenue by geographic area:
United States                                  $ 628    $ 486    $ 405
United Kingdom                                   157      151      147
Continent of Europe                               77       67       44
Rest of World                                     76       66       60
                                               -------------------------
  Total revenue                                $ 938    $ 770    $ 656
------------------------------------------------------------------------
Income before income tax excluding
  unusual and special charges                  $ 133    $ 109    $  80
------------------------------------------------------------------------
U.S. revenue of $628 million grew 29% from 2000. The improvement reflects acquisitions and strong fundamental operating performance, particularly in the employee benefits practice. U.K. revenue rose slightly when compared with 2000.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Good growth was mostly offset by the impact of the sale of a financial planning consulting business last year, along with unfavorable foreign exchange rates. Both the Continent of Europe and Rest of World revenues rose $10 million from 2000 on organic growth.

INCOME BEFORE INCOME TAX. Pretax income was $133 million, a 22% increase from last year. In 2001, pretax margins in this segment were 14.2%, even with 2000. Pretax margins were constrained following the loss of talented employees in the World Trade Center disaster and the expansion of lower margin outsourcing business.

INSURANCE UNDERWRITING

The Insurance Underwriting segment provides supplemental accident and health and life insurance coverage through several distribution networks, most of which are directly owned by Aon's subsidiaries, and extended warranty and casualty insurance products. This segment has operations in the United States, Canada, Latin America, Europe and Asia/Pacific and generates approximately 29% of Aon's total operating segment revenues. In April 2001, Aon announced a plan to spin off its current insurance underwriting businesses to Aon's common stockholders (see note 2).

     In the accident and health and life operations, Aon provides an array of accident, sickness, short-term disability and other supplemental insurance products. Most of these products are primarily fixed-indemnity obligations, and are thereby not subject to escalating medical costs. A sales force of approximately 7,000 exclusive career agents call on clients to initiate or renew coverage. Also, Aon has developed relationships with select brokers and consultants to reach specific niche markets. In addition to the traditional business, product distribution has been expanded to include direct response programs, affinity groups and worksite marketing, creating access to new markets and potential new policyholders.

     Subsidiaries in North America, Latin America, Asia/Pacific and Europe provide warranties on automobiles and a variety of consumer goods, including electronics and appliances. In addition, Aon provides non-structural home warranties and other warranty products, such as credit card enhancements and affinity warranty programs. Aon has plans for a new initiative to actively write commercial property and casualty policies. Revenues earned from the administration of certain warranty services on automobiles, electronic goods, personal computers and appliances are reflected in the Insurance Brokerage and Other Services segment based on how the business is reviewed by management, but will be reflected as revenue in CSC after the planned spin-off.

     In 2001, the underwriting businesses invested $227 million to obtain an ownership interest in Endurance, which will offer property and casualty insurance and reinsurance on a worldwide basis. This investment will provide much needed underwriting capacity to commercial firms and insurance and reinsurance customers and will benefit from growth expected in these areas.

REVENUE. Revenues of $2.3 billion in 2001 represented an increase of 4% over 2000. Excluding the impact of exchange rates, revenues rose 6%. Improvement over last year was driven by the development of new product initiatives and a higher volume of business in accident and health products, which continued to expand distribution through worksite marketing programs. Organic revenue growth was 6% in 2001.

     Insurance underwriting revenue by geographic area and pretax income follows:

(millions) Years ended December 31              2001     2000     1999
------------------------------------------------------------------------
Revenue by geographic area:
United States                                $ 1,615  $ 1,545  $ 1,457
United Kingdom                                   302      308      349
Continent of Europe                              125      111      115
Rest of World                                    208      203      185
                                             ---------------------------
  Total revenue                              $ 2,250  $ 2,167  $ 2,106
------------------------------------------------------------------------
Income before income tax excluding
  unusual and special charges                $   309  $   303  $   290
------------------------------------------------------------------------

U.S. revenue increased $70 million in 2001 to $1.6 billion. Higher revenues reflect new product initiatives and acquisitions, and more than compensated for the decline in electronic warranty product revenue and declines in investment income. U.K. and Continent of Europe revenue increased 2% to $427 million. Unfavorable foreign exchange rates and the slowdown of business in the warranty area offset organic growth in the U.K. and Continent of Europe. Rest of World revenue was up 2% to $208 million.

INCOME BEFORE INCOME TAX. Pretax income of $309 million increased 2% from 2000. Pretax margins fell from 14.0% in 2000 to 13.7% in 2001. New underwriting initiatives drove premium growth but also resulted in increased benefits to policyholders. In addition, an unusual increase in warranty claims occurred during early 2001 related to an isolated program that did not affect subsequent periods.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


CORPORATE AND OTHER

The components of Corporate and Other revenue and expenses follow:

(millions) Years ended December 31              2001     2000     1999
------------------------------------------------------------------------
Corporate and other revenue:
Change in valuation of private
  limited partnership investments             $  (94)  $   73   $   60
Income from marketable equity
  securities and other investments                 7        9       26
                                              --------------------------
Corporate and other revenue
  before income (loss) on disposals
  and related expenses                           (87)      82       86
Income (loss) on disposals and
  related expenses                               (84)     (11)      78
                                              --------------------------
Corporate and other revenue                   $ (171)  $   71   $  164
                                              --------------------------
Non-operating expenses:
  General expenses                            $   75   $   59   $   63
  Interest expense                               127      140      105
  Amortization of goodwill                       118      114      102
------------------------------------------------------------------------
    Loss before income tax                    $ (491)  $ (242)  $ (106)
------------------------------------------------------------------------

Corporate and Other segment revenue consists primarily of investment income and losses from private limited partnership investments and income or loss on disposals. Also included are other-than-temporary impairment writedowns of all securities, including those pertaining to assets supporting the operating segments.

     Private equities are principally carried at cost and usually do not pay a dividend. Limited partnerships are accounted for on the equity method and changes in the value of the underlying partnership investments flow through Corporate and Other segment revenue. Because the limited partnership investments include exchange-traded securities, Corporate and Other segment revenue fluctuates with the market values of underlying publicly-traded equity investments. Limited partnership interests consist of investments plus commitments to invest. Limited partnership investments have historically provided higher returns over a longer time horizon than broad market common stocks. However, in the short run, the returns are inherently more variable. On December 31, 2001, Aon securitized $450 million of its limited partnership investments plus associated limited partnership commitments, which represented the majority of its limited partnership interests. Aon received a combination of cash and securities in connection with the securitization. This transaction is expected to lessen the variability of revenue reported in this segment in future years. The limited partnership investments were previously included in Aon's consolidated statements of financial position. The cash and securities received from the securitization are now included in Aon's consolidated statements of financial position.

REVENUE. Corporate and Other revenue was a negative $171 million versus positive $71 million last year. The falloff in revenue primarily reflects reduced valuations of private limited partnership investments. While positive returns were generated from the limited partnership portfolios through 2000, the investments were negatively impacted by unfavorable market conditions in 2001. The comparison is also affected by $57 million of impairment writedowns of certain fixed maturity and equity investments, mainly in the first and fourth quarters of 2001.

LOSS BEFORE INCOME TAX. Corporate and Other expenses were $320 million, an increase of $7 million from the comparable period in 2000. Interest expense declined $13 million compared to prior year, reflecting lower interest rates as well as lower debt levels. General expenses rose $16 million over 2000, in part from the duplicate occupancy costs involving major moves to new office space. General expenses in 2000 benefited from the gain on sale of a non-core business in the U.K. Goodwill amortization increased as a result of new acquisitions made prior to July 1, 2001. Beginning in 2002, goodwill will no longer be amortized but will instead be tested annually for impairment (see note 1).

     The revenue and expense comparisons discussed above contributed to the overall Corporate and Other pretax loss of $491 million in 2001 versus a loss of $242 million in 2000.

DISCONTINUED OPERATIONS

Discontinued operations are composed of certain insurance underwriting subsidiaries acquired with Alexander and Alexander Services, Inc. (A&A) that are currently in run-off and the indemnification by A&A of certain liabilities relating to subsidiaries sold by A&A prior to its acquisition by Aon. Management believes that, based on current estimates, these discontinued operations are adequately reserved. The liability is included as a component of other liabilities on the consolidated statements of financial position. In January 2002, Aon settled certain of these liabilities. The settlement had no material effect on the consolidated financial statements.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                       FINANCIAL CONDITION AND LIQUIDITY
--------------------------------------------------------------------------------
Aon's routine liquidity needs are primarily for servicing its debt and for the payment of dividends on stock issued and the capital securities. Dividends from Aon's subsidiaries are the primary source for meeting these requirements. After meeting its routine dividend and debt servicing requirements, Aon used a portion of the remaining subsidiary dividends received throughout the year to invest in acquisitions to expand its operating segment businesses. There are certain regulatory restrictions relating to dividend capacity of the insurance subsidiaries that are discussed in note 11. Insurance subsidiaries' statutory capital and surplus at year-end 2001 exceeded the risk-based capital target set by the National Association of Insurance Commissioners by a satisfactory level. Aon's operating subsidiaries anticipate that there will be adequate liquidity to meet their needs in the foreseeable future and to provide funds to the parent company. The businesses of Aon's operating subsidiaries continue to provide substantial positive cash flow. Brokerage cash flow has been used primarily for business reinvestment, acquisition financing and payments of business transformation, other special charge and purchase accounting liabilities, as well as to reduce debt. Aon anticipates continuation of its subsidiaries' positive cash flow and the ability of the parent company to access adequate short-term lines of credit. In 2001, the Company received advances on its insurance claims from the World Trade Center of approximately $30 million.

OPERATING CASH FLOWS. Cash flows from operating activities represent the net income earned by Aon in the reported periods adjusted for non-cash charges, as well as changes in assets and liabilities. Cash flows provided by operating activities for 2001 were $559 million, a $180 million decrease from 2000. Gross benefits, before reinsurance recoveries, paid due to the World Trade Center tragedy, accounted for $151 million of the shortfall. The use of cash for income taxes is due to the inability to currently deduct certain expenses incurred during the year, resulting in more taxes paid in 2001 than in the prior year. The positive non-cash effect of lower valuations on Aon's limited partnership portfolios, coupled with impairments of investments and net losses on disposals, was partially offset by lower net income. Insurance operation assets and liabilities reflect a use of cash in 2001, partially as a result of settlements of liabilities on cancelled contracts.

INVESTING CASH FLOWS. Investing activities used cash of $616 million, an increase of $479 million over last year. The net sale of investments provided cash of $405 million during 2001. On December 31, 2001, Aon securitized most of its limited partnership portfolio via a sale to Private Equity Partnership Structures I, LLC (PEPS I). In return, Aon received securities of PEPS I and $171 million in proceeds from an outside investor. Net purchase of short-term investments was $633 million. Cash used for acquisition activity during 2001 was $107 million, reflecting both brokerage and consulting acquisitions, and was slightly higher than last year. Expenditures for property and equipment increased $102 million over 2000. Higher domestic purchases, plus lower proceeds on the sale of assets, drove the increase.

FINANCING CASH FLOWS. Cash of $620 million was used during 2001 for financing activities, which was $307 million more than was utilized in 2000. The higher usage of cash compared to last year is primarily due to repayments of long-term borrowings in 2001, while in 2000, $250 million of long-term debt was issued. In 2001, more cash was received from stock option exercise proceeds than was expended to purchase treasury stock. In 2000, treasury stock purchases exceeded stock option exercise proceeds. Cash was used to pay dividends of $238 million on common stock and $3 million on redeemable preferred stock during 2001. Various regulatory requirements applied to Aon's underwriting and overseas operations limit availability of operating cash flows for general corporate purposes.

FINANCIAL CONDITION. Total assets increased $135 million to $22.4 billion since year-end 2000. Invested assets at December 31, 2001 increased $127 million from last year, primarily resulting from the growth in short-term investments. More cash was invested in short-term investments at year-end 2001 than at December 31, 2000, which is a major factor in the reduced cash balance this year. Cash was lower in 2001 following debt paydowns of $156 million.

     Aon's consolidated statement of financial position as of December 31, 2001 contains a general expense liability of $61 million related to purchase restructuring liabilities (see note 4) and $79 million related to the business transformation plan (see note 5). Aon anticipates that most of the outstanding termination benefits will be paid over the next few years. The remaining items primarily reflect lease obligations and will run off over a period up to 10 years. Aon does not anticipate that payments for termination benefits and lease obligations will have a material impact on cash flows in subsequent periods. Restructuring liabilities related to recent acquisitions and prior year special charges have been reduced by payments as planned.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

CAPITAL RESOURCES

SHORT-TERM BORROWINGS AND NOTES PAYABLE. At December 31, 2001, Aon had $1.2 billion of back-up lines of credit available to support its $254 million outstanding commercial paper at December 31, 2001. In February 2002, Aon renegotiated its back-up lines of credit. In anticipation of the impending spin-off of its insurance underwriting subsidiaries, Aon's line of credit was reduced to $875 million. This new agreement will expire in 2005. In order to achieve tax-efficient financing, Aon renegotiated, in September 2001, a new committed revolving bank credit facility under which certain European subsidiaries can borrow up to EUR 500 million. As of December 31, 2001, Aon had borrowed EUR 269 million ($239 million) under this facility, of which $152 million is classified as short-term borrowings and $87 million is classified as notes payable in the consolidated statements of financial position.

     Notes payable decreased by $104 million when compared to year-end 2000. The principal reason for the decline was the paydown of the Euro credit facility. Funds received from the issuance of $150 million of notes with a floating interest rate of LIBOR +1% due January 2003, and $250 million of 6.2% notes due January 2007 (see note 8) were used to pay down U.S. commercial paper. Contractual maturities of notes payable and operating lease commitments (with initial or remaining non-cancelable lease terms in excess of one year) by due date are disclosed in note 8.

     Aon borrows funds from and lends funds to its various subsidiaries. As of December 31, 2001, Aon had obligations to its subsidiaries of approximately $581 million. These obligations have competitive interest rates.

STOCKHOLDERS' EQUITY. At December 31, 2001, common stockholders' equity per share increased marginally to $13.03 from $13.02 in 2000. Stockholders' equity increased by $133 million. On a per share basis, it increased one cent. The principal factors influencing the growth of equity were net income of $203 million and net unrealized investment gains of $30 million. Additionally, common stock and paid-in additional capital increased $977 million of which $783 million related to shares which were issued in conjunction with the acquisition of two entities controlled by Aon's Chairman and Chief Executive Officer. A corresponding offset amount is reflected as treasury stock, as the Company received 22.4 million shares of stock in the transaction (see note 4). In addition, the ASI and First Extended acquisitions were financed through the issuance of $197 million of common stock. Offsetting this increase were dividends to stockholders of $241 million and net foreign exchange losses of $58 million. Unrealized investment and foreign exchange fluctuations from period to period are largely based on market conditions. Aon believes it is not economical to hedge these short-term noncash fluctuations. Also, the additional minimum pension liability adjustment increased $124 million.

     During 2001, certain of Aon's defined benefit plans, particularly in the United Kingdom, suffered significant valuation losses in the assets backing the related pension obligation. These losses were primarily a result of the decline in the international equity markets. Accounting principles generally accepted in the U.S. require a company to maintain, at a minimum, a liability on its balance sheet equal to the difference between the present value of benefits incurred to date for pension obligations and the market value of the assets supporting these obligations. At year-end 2001, this minimum pension liability amounted to $204 million, up from $82 million at the end of 2000. The after-tax effect on accumulated other comprehensive loss was $168 million at December 31, 2001. The related pension plan assets are maintained in separate trust accounts and are not part of Aon's consolidated financial statements.

RELATED PARTY TRANSACTIONS. During 2001, Aon completed a transaction with Patrick G. Ryan, Chairman and CEO, and his family members. The result of the transaction is that the Ryan family and their trusts now have direct ownership of their Aon shares versus indirect ownership through corporations owned by the Ryan family. The transaction in no way changes Mr. Ryan and his family's 12% beneficial ownership of Aon's common shares.

     Aon's Board of Directors approved the transaction following receipt of the unanimous recommendation of a Special Committee of the Board comprised solely of outside directors who were advised by legal and financial advisors separately retained by the Special Committee. The recommendation and approval were based upon consideration of contractual terms and other benefits of the transaction to Aon including the receipt of cash, net of expenses, of approximately $5 million, and certain stock transfer restrictions.

SPECIAL PURPOSE ENTITIES. Aon utilizes special purpose entities and qualifying special purpose entities (QSPE), also known as special purpose vehicles, in certain of its operations, following the guidance contained in Financial
Accounting Standards Board Statement No. 140 (Statement No. 140) and other relevant accounting guidance.

     Certain of Aon's special purpose vehicles, were formed for the sole purpose of purchasing financing receivables and selling those balances to conduits owned and managed by third-party

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

financial institutions. Subject to certain limitations, agreements provide for sales to these conduit vehicles on a continuing basis through December 2002. It is management's intent to renew these conduit facilities, which are used to support Aon's financing operations, upon their expiration. Factors that would affect the utilization and availability of the conduit facilities and special purpose vehicles would be adverse bank, regulatory, tax or accounting rule changes. As of December 31, 2001, the maximum commitment by the financial institutions contained in these agreements was $2.4 billion. Under the agreements, the receivables are sold to the conduits. Consequently, credit risks on the receivables are borne by the conduits subject to limited recourse in the form of credit loss reserves provided by Aon's subsidiaries and guaranteed by Aon. Aon's maximum credit risk under recourse provisions of these agreements was approximately $225 million at December 31, 2001. These special purpose vehicles are not included in Aon's consolidated financial statements.

     On December 31, 2001, Aon sold the vast majority of its limited partnership
(LP) portfolio, valued at $450 million, to PEPS I, a QSPE. The common stock interest in PEPS I is held by a limited liability company which is owned by one of Aon's subsidiaries (49%) and by a charitable trust, which is not controlled by Aon, established for victims of the September 11 attacks (51%). Approximately $171 million of investment grade fixed-maturity securities were sold by PEPS I to unaffiliated third parties. PEPS I then paid the Company's insurance underwriting subsidiaries the $171 million in cash and issued to them an additional $279 million in fixed-maturity and preferred stock securities. The fixed-maturity securities Aon subsidiaries received from PEPS I are rated as investment grade by Standard & Poor's Ratings Services. As part of this transaction the insurance companies are required to purchase from PEPS I additional fixed-maturity securities in an amount equal to the unfunded LP commitments as they are requested. As of December 31, 2001, these unfunded commitments amounted to $136 million. If the insurance companies fail to purchase additional fixed-maturity securities as commitments are drawn down, Aon has guaranteed their purchase. While this transaction should significantly reduce the reported earnings volatility associated with these limited partnership investments, it will not significantly limit Aon's ability to recoup past losses or realize potential gains. Subsequent to the closing of the securitization, one of the insurance subsidiaries sold PEPS I fixed-maturity securities with a value of $20 million to Aon. The assets and liabilities and operations of PEPS I are not included in Aon's consolidated financial statements.

     As part of CICA's strategy to issue stable value investments contracts to institutional investors, Combined Global Funding, LLC (Combined Global), a Cayman Islands-based special purpose entity, was formed solely to issue notes to investors under a European Medium Term Note (EMTN) Program. The proceeds of the notes are used to purchase Funding Agreement policies issued by CICA. The contract terms of the Funding Agreement mirror the terms of the trust medium-term notes. At the stated maturity of the Funding Agreement, CICA is required to settle with Combined Global, which then redeems the notes issued to investors. Neither CICA nor its affiliates own any shares of Combined Global. The authorized program size is $1 billion; outstanding Funding Agreements at December 31, 2001 were $79 million and are included in Aon's consolidated statements of financial position in other policyholder funds.

                             INVESTMENT OPERATIONS
--------------------------------------------------------------------------------
Aon invests in broad asset categories related to its diversified operations. Investments are managed with the objective of maximizing earnings while monitoring asset and liability durations, interest and credit risks and regulatory requirements. Aon maintains well-capitalized operating companies. The financial strength of these companies permits a diversified investment portfolio including invested cash, fixed-income obligations, public and private equities and limited partnerships.

     Invested assets and related investment income not directly required to support the insurance brokerage and consulting businesses, together with the assets in excess of net policyholder liabilities of the underwriting business and related income, are allocated to the Corporate and Other segment. These insurance assets, which are publicly-traded equities, as well as less liquid private equities and limited partnerships, represent a more aggressive investment strategy that provides an opportunity for greater returns with a longer-term investment horizon. These assets, owned by the insurance underwriting companies, are necessary to support strong claims paying ratings by independent rating agencies and are unavailable for other uses such as debt reduction or share repurchases without consideration of regulatory requirements (see note 11).

     Many of the limited partnerships in which Aon invests have significant holdings in publicly-traded equities. Changes in market value of these equities flow through the valuation of the limited partnerships. Aon's ownership share of this partnership valuation is included in Aon's reported Corporate and Other segment revenue. By comparison, changes in the mar-

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

ket value of directly-held, publicly-traded equities are recorded directly in stockholders' equity. As a consequence of this accounting, the Corporate and Other segment exhibits greater variability in investment income than is the case of investments supporting the operating segments. On December 31, 2001, Aon securitized $450 million of limited partnership investments and associated limited partnership commitments, which represent most of the limited partnership investments held by Aon, via a sale to PEPS I. The securitization gives Aon's underwriting subsidiaries greater liquidity and is expected to lessen the revenue variability that has been experienced in the past in the Corporate and Other segment.

     With a carrying value of $2.1 billion at December 31, 2001, Aon's total fixed-maturity portfolio is invested primarily in investment grade holdings (94%) and has a fair value which is 99% of amortized cost. Aon's general investment philosophy is to hold fixed-rate assets for long-term investment. Thus, it does not have a trading portfolio. Aon has determined that its portfolio of bonds, notes and redeemable preferred stocks is available to be sold in response to changes in market interest rates, relative value of asset sectors and individual securities prepayment and credit risks and Aon's need for liquidity.

MARKET RISK EXPOSURE. Aon is subject to various market risk exposures including foreign exchange rate risk, interest rate risk and equity price risk. The following disclosures reflect estimates of future performance and economic conditions. Actual results may differ.

     Aon is subject to foreign exchange rate risk associated with translating financial statements of its foreign subsidiaries into U.S. dollars. Additionally, certain of Aon's foreign brokerage subsidiaries receive revenues in currencies that differ from their functional currencies. Aon's primary exposures are associated with the British pound, the Canadian dollar, the Australian dollar and the euro. Aon uses various derivative financial instruments (see note 14) to protect against adverse transaction and translation effects of exchange rate fluctuations. The potential decrease to Aon's consolidated stockholders' equity at December 31, 2001, resulting from a hypothetical 10% adverse change in quoted year-end foreign currency exchange rates, amounts to $163 million and $136 million at December 31, 2001 and 2000, respectively. The impact to 2001 and 2000 pretax income in the event of a hypothetical 10% adverse change in the respective quoted year-end exchange rates would not be material after consideration of derivative positions.

     The nature of the income of Aon's businesses is affected by changes in international and domestic short-term interest rates. Aon hedges its net exposure to short-term interest rates with various derivative financial instruments. A hypothetical 1% decrease in interest rates would cause a decrease, net of derivative positions, of $10 million and $11 million to 2001 and 2000 pretax income, respectively.

     The valuation of Aon's fixed-maturity portfolio is subject to interest rate risk. A hypothetica l1% increase in long-term interest rates would decrease the fair value of the portfolio at December 31, 2001 and 2000 by approximately $89 million and $103 million, respectively. Aon has long-term notes payable and capital securities outstanding with a fair value of $2.5 billion and $2.6 billion at December 31, 2001 and 2000, respectively. Such fair value was greater than the carrying value by $38 million and less than the carrying value by $10 million at December 31, 2001 and 2000, respectively. A hypothetical 1% decrease in interest rates would increase the fair value by approximately 6% and 10% at December 31, 2001 and 2000, respectively.

     The valuation of Aon's marketable equity security portfolio is subject to equity price risk. If market prices were to decrease by 10%, the fair value of the equity portfolio would have a corresponding decrease of $38 million at December 31, 2001 compared to $49 million at December 31, 2000. At December 31, 2001 and 2000, there were no outstanding derivatives hedging the price risk on the equity portfolio.

     The selection of the ranges of values chosen to represent changes in foreign currency exchange rates, interest rates and equity market prices should not be construed as Aon's prediction of future market events, but rather an illustration of the impact of such events. The range of changes chosen reflects Aon's view of changes, that are reasonably possible over a one-year period.

     The translated value of revenue and expense from Aon's international brokerage and underwriting operations are subject to fluctuations in foreign exchange rates. However, the net impact of these fluctuations on Aon's net income or cash flows has not been material.

     In 1999, Aon addressed and implemented system modifications necessary for full conversion to the euro effective January 1, 2002. The costs related to the euro conversion did not have a material impact on Aon's European operations in 2001 or 2000.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


(millions) As of December 31                                                               2001       2000
-----------------------------------------------------------------------------------------------------------
ASSETS
INVESTMENTS
   Fixed maturities at fair value                                                       $ 2,149    $ 2,337
   Equity securities at fair value                                                          382        492
   Short-term investments                                                                 2,975      2,325
   Other investments                                                                        640        865
                                                                                        -------------------
      Total investments                                                                   6,146      6,019

-----------------------------------------------------------------------------------------------------------

CASH                                                                                        439      1,118

RECEIVABLES
   Insurance brokerage and consulting services                                            7,033      6,952
   Other receivables                                                                        953      1,278
                                                                                        -------------------
      Total receivables (net of allowance for doubtful accounts: 2001-$97; 2000-$92)      7,986      8,230

-----------------------------------------------------------------------------------------------------------

CURRENT INCOME TAXES                                                                         12         20

DEFERRED INCOME TAXES                                                                       582        353

DEFERRED POLICY ACQUISITION COSTS                                                           704        656

EXCESS OF COST OVER NET ASSETS PURCHASED
   (net of accumulated amortization: 2001-$698; 2000-$580)                                3,555      3,427

OTHER INTANGIBLE ASSETS
   (net of accumulated amortization: 2001-$859; 2000-$819)                                  529        489

OTHER ASSETS                                                                              2,433      1,939

-----------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                        $ 22,386   $ 22,251
-----------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


(millions) As of December 31                                                               2001       2000
-----------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

INSURANCE PREMIUMS PAYABLE                                                              $ 8,233    $ 8,212

POLICY LIABILITIES
   Future policy benefits                                                                 1,026      1,054
   Policy and contract claims                                                               937        801
   Unearned and advance premiums and contract fees                                        2,214      2,053
   Other policyholder funds                                                                 813      1,069
                                                                                        -------------------
      Total policy liabilities                                                            4,990      4,977

GENERAL LIABILITIES
   General expenses                                                                       1,770      1,619
   Short-term borrowings                                                                    257        309
   Notes payable                                                                          1,694      1,798
   Other liabilities                                                                      1,071      1,098
                                                                                        -------------------
   TOTAL LIABILITIES                                                                     18,015     18,013
-----------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE PREFERRED STOCK                                                                   50         50

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF
   SUBSIDIARY TRUST HOLDING SOLELY THE COMPANY'S JUNIOR SUBORDINATED DEBENTURES             800        800

STOCKHOLDERS' EQUITY
   Common stock-$1 par value
      Authorized: 750 shares; issued                                                        293        264
   Paid-in additional capital                                                             1,654        706
   Accumulated other comprehensive loss                                                    (535)      (377)
   Retained earnings                                                                      3,077      3,127
   Treasury stock at cost (shares: 2001-22.5; 2000-3.8)                                    (786)      (118)
   Deferred compensation                                                                   (182)      (214)
                                                                                        -------------------
   TOTAL STOCKHOLDERS' EQUITY                                                             3,521      3,388
-----------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $ 22,386   $ 22,251
-----------------------------------------------------------------------------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME


(millions except per share data) Years ended December 31                                   2001       2000       1999
----------------------------------------------------------------------------------------------------------------------
REVENUE
   Brokerage commissions and fees                                                       $ 5,436    $ 4,946    $ 4,639
   Premiums and other                                                                     2,027      1,921      1,854
   Investment income (note 7)                                                               213        508        577
                                                                                        ------------------------------
      Total revenue                                                                       7,676      7,375      7,070
----------------------------------------------------------------------------------------------------------------------
EXPENSES
   General expenses (notes 4, 5 and 15)                                                   5,813      5,190      5,214
   Benefits to policyholders                                                              1,111      1,037        973
   Interest expense                                                                         127        140        105
   Amortization of intangible assets                                                        158        154        143
   Unusual charges-World Trade Center (notes 1 and 15)                                       68         --         --
                                                                                        ------------------------------
      Total expenses                                                                      7,277      6,521      6,435
----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX, MINORITY INTEREST AND ACCOUNTING CHANGE                           399        854        635
   Provision for income tax (note 9)                                                        156        333        243
                                                                                        ------------------------------
INCOME BEFORE MINORITY INTEREST AND ACCOUNTING CHANGE                                       243        521        392
   Minority interest, net of tax-Company-obligated mandatorily redeemable
      preferred capital securities (note 11)                                                (40)       (40)       (40)
                                                                                        ------------------------------
INCOME BEFORE ACCOUNTING CHANGE                                                             203        481        352
   Cumulative effect of change in accounting principle, net of tax (note 1)                  --         (7)        --
                                                                                        ------------------------------
NET INCOME                                                                              $   203    $   474    $   352

----------------------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS                                            $   200    $   471    $   349
----------------------------------------------------------------------------------------------------------------------

BASIC NET INCOME PER SHARE:
   Before accounting change                                                             $  0.74    $  1.84    $  1.35
   Cumulative effect of change in accounting principle                                       --      (0.03)        --
                                                                                        ------------------------------
      Basic net income per share                                                        $  0.74    $  1.81    $  1.35

DILUTIVE NET INCOME PER SHARE:
   Before accounting change                                                             $  0.73    $  1.82    $  1.33
   Cumulative effect of change in accounting principle                                       --      (0.03)        --
                                                                                        ------------------------------
      Dilutive net income per share                                                     $  0.73    $  1.79    $  1.33

CASH DIVIDENDS PER SHARE PAID ON COMMON STOCK                                           $ 0.895    $  0.87    $  0.82

----------------------------------------------------------------------------------------------------------------------
DILUTIVE AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING                          272.4      263.0     262.7
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions) Years ended December 31                                                         2001       2000       1999
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                           $   203    $   474    $   352
   Adjustments to reconcile net income to cash provided by operating activities
      Cumulative effect of change in accounting principle, net of tax                        --          7         --
      Insurance operating assets and liabilities, net of reinsurance                        (45)        46         91
      Amortization of intangible assets                                                     158        154        143
      Depreciation and amortization of property, equipment and software                     181        179        187
      Income taxes                                                                          (63)       145       (106)
      Special and unusual charges and purchase accounting liabilities (notes 4, 5 and 15)   (31)       (57)       160
      Valuation changes on investments and income on disposals                              158        (66)      (134)
      Other receivables and liabilities-net                                                  (2)      (143)      (231)
                                                                                                     ---------------------------
      CASH PROVIDED BY OPERATING ACTIVITIES                                                 559        739        462
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Sale of investments
      Fixed maturities
         Maturities                                                                         120        100         80
         Calls and prepayments                                                              100        129        160
         Sales                                                                            1,220        400      1,152
      Equity securities                                                                     379        253        461
      Other investments                                                                     272        281        114
   Purchase of investments
      Fixed maturities                                                                   (1,112)      (455)      (959)
      Equity securities                                                                    (227)      (148)      (385)
      Other investments                                                                    (347)      (436)      (357)
      Short-term investments-net                                                           (633)         3        (93)
   Acquisition of subsidiaries                                                             (107)       (85)      (395)
   Property and equipment and other-net                                                    (281)      (179)      (271)
                                                                                               ----------------------------
      CASH USED BY INVESTING ACTIVITIES                                                    (616)      (137)      (493)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Treasury stock transactions-net                                                           49        (59)       (66)
   Issuance (repayment) of short-term borrowings-net                                       (395)        11        408
   Issuance of long-term debt                                                               400        250        250
   Repayment of long-term debt                                                             (148)       (70)      (100)
   Interest sensitive, annuity and investment-type contracts
      Deposits                                                                               20        218        444
      Withdrawals                                                                          (305)      (437)      (574)
   Cash dividends to stockholders                                                          (241)      (226)      (210)
                                                                                                ---------------------------
      CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                         (620)      (313)       152
----------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                      (2)        (8)        (7)
                                                                                           ---------------------------
INCREASE (DECREASE) IN CASH                                                                (679)       281        114
CASH AT BEGINNING OF YEAR                                                                 1,118        837        723
                                                                                         -----------------------------
CASH AT END OF YEAR                                                                     $   439    $ 1,118    $   837
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(millions) Years ended December 31                                                         2001       2000       1999
----------------------------------------------------------------------------------------------------------------------
COMMON STOCK   Balance at January 1                                                     $   264    $   259    $   172
   Effect of three-for-two stock split                                                       --         --         86
   Issued for business combinations                                                          28          4          1
   Issued for employee benefit plans                                                          1          1         --
                                                                                           ---------------------------
                                                                                            293        264        259
----------------------------------------------------------------------------------------------------------------------
PAID-IN ADDITIONAL CAPITAL   Balance at January 1                                           706        525        450
   Effect of three-for-two stock split                                                       --         --        (86)
   Business combinations (notes 4 and 11)                                                   952        141         47
   Employee benefit plans                                                                    (4)        40        114
                                                                                                 --------------------------
                                                                                          1,654        706        525
----------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS    Balance at January 1                               (377)      (309)      (116)
   Cumulative effect of change in accounting principle related to derivatives (note 1)       --          3         --
   Net derivative gains (losses)                                                             (6)         3         --
   Net unrealized investment gains (losses)                                                  30         49       (199)
   Net foreign exchange losses                                                              (58)      (115)       (54)
   Net additional minimum pension liability adjustment                                     (124)        (8)        60
                                                                                                ---------------------------
   Other comprehensive loss                                                                (158)       (68)      (193)
                                                                                                ---------------------------
                                                                                           (535)      (377)      (309)
----------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS   Balance at January 1                                                  3,127      2,905      2,782
   Net income                                                                               203        474        352
   Dividends to stockholders                                                               (241)      (226)      (210)
   Loss on treasury stock reissued                                                          (10)       (24)       (18)
   Employee benefit plans                                                                    (2)        (2)        (1)
                                                                                                ---------------------------
                                                                                          3,077      3,127      2,905
----------------------------------------------------------------------------------------------------------------------
TREASURY STOCK   Balance at January 1                                                      (118)       (90)       (58)
   Cost of shares acquired-non-cash exchange (notes 4 and 11)                              (783)        --         --
   Cost of shares acquired                                                                   (5)      (102)      (105)
   Shares reissued at average cost                                                          120         74         73
                                                                                                ---------------------------
                                                                                           (786)      (118)       (90)
----------------------------------------------------------------------------------------------------------------------
DEFERRED COMPENSATION   Balance at January 1                                               (214)      (239)      (213)
   Net issuance of stock awards                                                              (3)        (7)       (73)
   Debt guarantee of employee stock ownership plan                                           --         --         17
   Amortization of deferred compensation                                                     35         32         30
                                                                                                 --------------------------
                                                                                           (182)      (214)      (239)
----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY AT DECEMBER 31                                                     $ 3,521    $ 3,388    $ 3,051
----------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
   NET INCOME                                                                             $ 203      $ 474      $ 352
   OTHER COMPREHENSIVE LOSS (NOTE 3)                                                       (158)       (68)      (193)
                                                                                                 --------------------------
   COMPREHENSIVE INCOME                                                                    $ 45      $ 406      $ 159
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES
--------------------------------------------------------------------------------


PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, and include the accounts of Aon Corporation and its subsidiaries (Aon). These statements include informed estimates and assumptions that affect the amounts reported. Actual results could differ from the amounts reported. All material intercompany accounts and transactions have been eliminated.

BROKERAGE COMMISSIONS AND FEES. In general, commission income is recognized at the later of the billing or effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Certain life insurance commissions, commissions on premiums billed directly by insurance companies and certain other carrier compensation are generally recognized as income when received. Commissions on premium adjustments are recognized as they occur. Fees for claims services, benefit consulting, reinsurance services and other services are recognized when the services are rendered.

PREMIUM REVENUE. In general, for accident and health and extended warranty products, premiums collected are reported as earned in proportion to insurance protection provided over the period covered by the policies. For life products, premiums are recognized as revenue when due.

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

UNUSUAL CHARGES-WORLD TRADE CENTER. On September 11, 2001, the World Trade Center was destroyed. Aon occupied space on several of the higher floors of one of the towers, where employees from various operations worked. Tragically, 175 employees are either confirmed or presumed dead. In 2001, Aon incurred $275 million of expenses (before insurance and reinsurance recoveries) related to this event. These costs include $192 million of insurance benefits paid by Aon's Combined Insurance Company of America subsidiary (CICA) under life insurance policies issued for the benefit of deceased employees, and is partially offset by reinsurance recoveries of $147 million. Reinsurers have disputed their liability as to approximately $90 million of reinsurance recoveries under a Business Travel Accident (BTA) policy issued by CICA to cover U.S.-based employees of subsidiaries of Aon, and legal actions have been filed by both parties. If there are adverse developments in legal proceedings related to the BTA policy, CICA could be financially responsible for some or all of the $90 million of anticipated reinsurance recoveries. Other costs incurred were $33 million of destroyed assets at book value and $50 million for salaries and benefits for victims and other costs. Partially offsetting these other costs are estimated insurance recoveries of $60 million. Some further costs and insurance recoveries, including estimated proceeds from Aon's business interruption policies, are expected during 2002. In 2001, Aon recorded a pretax charge of $68 million ($41 million after-tax or $0.15 per diluted share), which is net of estimated insurance and reinsurance recoveries of $207 million.

REINSURANCE. Reinsurance premiums, commissions and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits to policyholders ceded to other companies have been reported as a reduction of premium revenue and benefits to policyholders. Expense reimbursements received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs or, to the extent such reimbursements exceed the related acquisition costs, as other revenue. Reinsurance receivables and prepaid reinsurance premium amounts are reported as assets.

STOCK COMPENSATION PLANS. Aon applies Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option plan as the exercise price of the options equaled the market price of the stock at the date of grant. Compensation expense has been recognized for stock awards issued based on the market price at the date of the award.

INCOME TAX. Deferred income tax has been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

using the enacted marginal tax rates and laws that are currently in effect.

INCOME PER SHARE. Basic income per share is computed based on the weighted-average number of common shares outstanding, excluding any dilutive effects of options and awards. Net income available for common stockholders is net of all preferred dividends. Dilutive income per share is computed based on the weighted-average number of common shares outstanding plus the dilutive effect of options and awards. The dilutive effect of options and awards is calculated under the treasury stock method using the average market price for the period. Income per share is calculated as follows:

(millions except per share data)                      2001     2000     1999
-----------------------------------------------------------------------------
Net income                                           $ 203    $ 474    $ 352
Redeemable preferred
  stock dividends                                       (3)      (3)      (3)
                                                     ------------------------
Net income available for
  common stockholders                                $ 200    $ 471    $ 349
-----------------------------------------------------------------------------
Basic shares outstanding                               269      260      259
Common stock equivalents                                 3        3        4
                                                     ------------------------
Dilutive potential common shares                       272      263      263
-----------------------------------------------------------------------------
Net income per share:
  Basic                                             $ 0.74   $ 1.81   $ 1.35
  Dilutive                                          $ 0.73   $ 1.79   $ 1.33
-----------------------------------------------------------------------------

INVESTMENTS. Fixed-maturity securities are available for sale and are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and the accretion of discounts to maturity that are included in investment income. Marketable equity securities that are held directly are carried at fair value. Unrealized gains and temporary unrealized losses on fixed maturities and directly-held equity securities are excluded from income and are recorded directly to stockholders' equity in accumulated other comprehensive income or loss, net of deferred income taxes. Mortgage loans and policy loans are generally carried at cost or unpaid principal balance. Private equity investments are generally carried at cost, which approximates fair value, except where Aon has significant influence, in which case they are carried under the equity method. See note 2, Spin-Off of Underwriting Business, for additional disclosure of equity method investments.

     Limited partnership investments are carried under the equity method. Certain of the limited partnerships in which Aon invests have holdings in publicly-traded equities. Changes in market value of these indirectly-held equities flow through the limited partnerships' financial statements. Aon's ownership share of these valuation changes is included in Aon's Corporate and Other segment revenue. On December 31, 2001, Aon securitized $450 million of limited partnership investments, plus associated limited partnership commitments, via a sale to Private Equity Partnership Structures I, LLC (PEPS
I). Aon received $171 million in cash plus $279 million of newly-issued securities of PEPS I.

     The underlying equity in the limited partnerships was the basis for determining the fair value of the cash and securities received in the securitization. No significant management assumptions were used in determining the fair value of the cash and securities received in the securitization. At December 31, 2001, a 10% or 20% decrease in the underlying equity of the limited partnerships would have resulted in a decrease in the securities received by $45 million and $90 million, respectively.

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

     Accounting policies relating to derivative financial instruments are discussed in note 14.

DEFERRED POLICY ACQUISITION COSTS. Costs of acquiring new and renewal insurance underwriting business, principally the excess of new commissions over renewal commissions, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred and reported as assets. For long-duration life and health products, amortization of deferred policy acquisition costs is related to and based on the expected premium revenues of the policies. In general, amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits. For extended warranty and short-duration health insurance, costs of acquiring and renewing business are deferred and amortized as the related premium and contract fees are earned.

INTANGIBLE ASSETS. In general, the excess of cost over net assets purchased relating to business acquisitions has been amortized into income over periods not exceeding 40 years

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

using the straight-line method, with a weighted-average life of 35 years. Goodwill related to acquisitions made after June 30, 2001 has not been amortized. Beginning January 2002, goodwill will not be amortized but instead tested for impairment under new authoritative guidance on business combinations and goodwill. See Accounting and Disclosure Changes (note 1) for further information. The cost of other intangible assets is being amortized over a range of 4 to 25 years with a weighted-average life of 18 years.

     In the unexpected event of a significant deterioration in profitability that is projected to be recurring, Aon would assess the recoverability of its intangible assets through an analysis of expected future cash flows.

PROPERTY AND EQUIPMENT. Property and equipment, reported in other assets, are generally depreciated using the straight-line method over their estimated useful lives. Included in this category is internal use software, which is software that is acquired, internally developed or modified solely to meet internal needs, with no plan to market externally. Costs related to directly obtaining, developing or upgrading internal use software are capitalized. These costs are generally amortized using the straight-line method over a range of 2 to 8 years. The weighted-average life of Aon's software at December 31, 2001 is 5.1 years.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the consolidated statements of financial position for cash and cash equivalents, including short-term investments, approximate their fair value. Fair value for fixed-maturity and equity securities is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. Fair value of derivative financial instruments is based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

     Other investments are composed of mortgage loans, policy loans, private equity investments, limited partnerships and Aon's investment in Endurance Specialty Insurance, Ltd. (note 2). The fair value for mortgage loans and policy loans is estimated using discounted cash flow analysis, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. It is generally not practical to estimate the fair value of private equity investments and limited partnerships without incurring excessive costs.

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

FUTURE POLICY BENEFITS, POLICY AND CONTRACT CLAIMS, UNEARNED PREMIUMS AND CONTRACT FEES. Future policy benefit liabilities on non-universal life and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations. Interest assumptions are graded and range from 4.5% to 7.0% at December 31, 2001. Withdrawal assumptions are based principally on insurance subsidiaries' experience and vary by plan, year of issue and duration.

     Policyholder liabilities on universal life and investment products are generally based on policy account values. Interest credit rates for these products range from 5.0% to 8.1%.

     Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred, but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. Changes in the estimated liability are reflected in income as the estimates are revised.

     Unearned premiums and contract fees generally are calculated using the pro rata method based on gross premiums. However, in the case of extended warranty products, the unearned premiums and contract fees are calculated such that the premiums and contract fees are earned over the period of risk in a reasonable relationship to anticipated claims.

FOREIGN CURRENCY TRANSLATION. In general, foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Net foreign exchange gains and losses on translation are generally reported in stockholders' equity, in accumulated other comprehensive income or loss, net of deferred income tax. The effect of transaction gains and losses on the consolidated statements of income is insignificant for all periods presented.

ACCOUNTING AND DISCLOSURE CHANGES. As of October 1, 2000, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement No. 133), as amended. The adoption of Statement No. 133 resulted in a $5 million cumu-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

lative effect of a change in accounting principle before applicable income taxes of $2 million and was recognized as an increase to accumulated other comprehensive loss (note 3) in the consolidated statement of stockholders' equity for the year ended December 31, 2000. The adoption of Statement No. 133 did not have a material effect on net income for the year ended December 31, 2000. Refer to note 14 for a description of accounting policies relating to derivative financial instruments.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, which provides guidance for applying generally accepted accounting principles relating to the timing of revenue recognition in financial statements filed with the SEC. Effective January 1, 2000, in accordance with the provisions of SAB No. 101, Aon established a provision for estimated returned commissions from policy cancellations. In 1999 and previous years, Aon recognized returned commissions when they occurred. The cumulative effect of this accounting change was an after-tax charge of $7 million or $0.03 per share in the first quarter of 2000. Previously reported results for the remaining quarters of 2000 were not impacted by this accounting change. Pro forma results for 1999 are not materially different from previously reported results.

     In September 2000, the FASB issued Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Statement No. 140 replaces Statement No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. Statement No. 140 became effective for all transfers of financial assets occurring after March 31, 2001. Implementation of Statement No. 140 did not have a material impact on the consolidated financial statements.

     In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 141 superceded Accounting Principles Board (APB) Opinion No. 16, and amended or superceded a number of interpretations of APB No. 16. Certain purchase accounting guidance in APB No. 16, as well as certain of its amendments and interpretations, have been carried forward. The statement eliminated the pooling of interests method of accounting for business combinations. It also changed the criteria to recognize intangible assets apart from goodwill. The requirements of Statement No. 141 were effective for any business combination accounted for by the purchase method that was completed after June 30, 2001. Statement No. 142 supercedes APB No. 17. Under Statement No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The amortization provisions of Statement No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill acquired prior to July 1, 2001, amortization will be discontinued effective as of January 1, 2002. Based on an evaluation of goodwill as of December 31, 2001, no goodwill impairment will occur from the adoption of Statement No. 142. Reported goodwill amortization was $118 million, $114 million and $102 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     In accordance with Statement No. 141, other intangible assets which resulted from acquisitions made prior to July 1, 2001, that do not meet the criteria for recognition apart from goodwill (as defined by Statement No. 141) are to be classified as goodwill upon adoption. Aon has begun its analysis of these other intangible assets. As of December 31, 2001, Aon has determined that, at a minimum, approximately one-half of these intangibles will be classified as goodwill as of January 1, 2002. Reported amortization expense for all other intangibles was $40 million, $40 million and $41 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     In August  2001,  the FASB issued  Statement  No. 144,  Accounting  for the
Impairment or Disposal of Long-Lived Assets. Statement No. 144 supercedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provides new rules on asset impairment and a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supercede the provisions of APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. Statement No. 144 is effective January 1, 2002. This statement is not expected to have a material impact on Aon's consolidated financial statements.

RECLASSIFICATION.   Certain  amounts  in  prior  years'  consolidated  financial statements have been reclassified to conform to the 2001 presentation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      2. SPIN-OFF OF UNDERWRITING BUSINESS
--------------------------------------------------------------------------------

On April 20, 2001, Aon's Board of Directors approved, in principle, a plan to spin off its current underwriting business to Aon's common stockholders, creating two independent, publicly-traded companies. The spin-off is expected to take the form of a tax-free stock dividend to Aon's common stockholders, pending a favorable Internal Revenue Service (IRS) ruling. The transaction is subject to final Board approval, a favorable IRS ruling and certain insurance regulatory approvals. The spin-off company will be named Combined Specialty Corporation (CSC). The spin-off is currently expected to be completed by spring 2002. In October 2001, Aon announced that it will be expanding its insurance underwriting business to include direct property and casualty insurance policies. These coverages will be provided through the operations intended to become part of CSC and may require the raising of additional capital.

     In November 2001, Aon announced that it would cosponsor a new Bermuda-based insurance and reinsurance company with total initial capitalization of $1.2 billion to provide additional underwriting capacity to commercial property and casualty insurance and reinsurance clients. Aon's investment in Endurance Specialty Insurance Ltd. (Endurance), was funded in December 2001 with $227 million of operating cash generated by the underwriting subsidiaries and will be spun off as part of CSC. The investment in Endurance is carried under the equity method and is included in Other Investments in the December 31, 2001 consolidated statement of financial position.

                          3. OTHER COMPREHENSIVE LOSS
--------------------------------------------------------------------------------

The components of other comprehensive loss and the related tax effects are as follows:


(millions) Years ended December 31                            2001                      2000                      1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                   AMOUNT  INCOME TAX AMOUNT  Amount Income Tax Amount  Amount  Income Tax  Amount
                                                   BEFORE (EXPENSE)   NET OF  Before (Expense)  Net of  Before  (Expense)   Net of
                                                   TAXES   BENEFIT    TAXES   Taxes   Benefit   Taxes   Taxes   Benefit     Taxes
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting
  principle related to derivatives                 $  --     $  --    $  --    $  5     $ (2)   $   3   $  --    $  --      $  --
Net derivative losses arising during the year         (6)        2       (4)     --       --       --      --       --         --
Net derivative gains arising during
  fourth quarter 2000                                 --        --       --       4       (1)       3      --       --         --
Reclassification adjustment                           (4)        2       (2)     --       --       --      --       --         --
-----------------------------------------------------------------------------------------------------------------------------------
Net derivative gains (losses)                        (10)        4       (6)      9       (3)       6      --       --         --
Unrealized holding gains (losses) arising
  during the year                                     (9)        3       (6)     45      (14)      31    (263)      92       (171)
Reclassification adjustment                           59       (23)      36      26       (8)      18     (45)      17        (28)
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized investment gains (losses)              50       (20)      30      71      (22)      49    (308)     109       (199)
Net foreign exchange losses                          (95)       37      (58)   (188)      73     (115)    (89)      35        (54)
Net additional minimum pension
  liability adjustment                              (203)       79     (124)    (13)       5       (8)     95      (35)        60
-----------------------------------------------------------------------------------------------------------------------------------
Total other comprehensive loss                    $ (258)    $ 100   $ (158) $ (121)    $ 53    $ (68) $ (302)   $ 109     $ (193)
-----------------------------------------------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The components of accumulated other comprehensive loss, net of related tax, are as follows:

(millions) As of December 31                          2001     2000     1999
------------------------------------------------------------------------------
Net derivative gains                                $   --   $    6   $   --
Net unrealized investment losses                       (42)     (72)    (121)
Net foreign exchange losses                           (325)    (267)    (152)
Net additional minimum pension liability              (168)     (44)     (36)
------------------------------------------------------------------------------
  Accumulated other comprehensive loss              $ (535)  $ (377)  $ (309)
------------------------------------------------------------------------------

                            4. BUSINESS COMBINATIONS
--------------------------------------------------------------------------------
ACQUISITIONS. In 2001, Aon acquired ASI Solutions Incorporated (ASI), a worldwide provider of human resource outsourcing and compensation consulting services, and First Extended, Inc. (FEI), an underwriter and administrator of automotive extended warranty products, and certain other insurance brokerage and consulting operations. FEI will be spun off as part of CSC. In these transactions, Aon paid an aggregate of approximately $107 million in cash and $197 million in common stock. Internal funds, short-term borrowings and common stock financed the acquisitions. Excess of cost over net assets purchased of approximately $282 million and other intangible assets of approximately $72 million, accounted for on a preliminary basis, resulted from these acquisitions.

     In July 2001, Aon acquired the common stock of two entities controlled by Aon's Chairman and Chief Executive Officer. The acquisition was financed by the issuance of approximately 22.4 million shares of Aon common stock. The two acquired entities owned, in the aggregate, approximately 22.4 million shares of Aon common stock, which are included in treasury stock, and had additional net assets, net of expenses, totaling $5 million. This transaction did not have a material effect on Aon's total assets, liabilities or stockholders' equity.

     In 2000, Aon acquired Actuarial Sciences Associates, Inc., Horizon Consulting Group, Inc., and certain other insurance brokerage and consulting operations for approximately $85 million in cash and $145 million in common stock. Internal funds, short-term borrowings and common stock financed the acquisitions. Excess of cost over net assets purchased of approximately $225 million resulted from these acquisitions.

     In 1999, Aon acquired The Nikols Group, Presidium Holdings, Inc., Societe Generale d'Assurance et de Prevoganie, and certain other insurance brokerage and consulting operations for approximately $440 million. Aon also acquired insurance underwriting blocks of business for $50 million. The purchase accounting for these acquisitions was finalized in 2000. The acquisitions were financed by internal funds, short-term borrowings and common stock. Excess of cost over net assets purchased of approximately $500 million resulted from these acquisitions.

     The results of operations of these acquisitions, all of which were accounted for by the purchase method, are included in the consolidated financial statements from the dates they were acquired. Pro forma results of these acquisitions are not materially different from reported results.

     In accordance with a 1992 purchase agreement, securities with a value of $41 million are being held pursuant to an escrow agreement (as amended). The escrowed securities are scheduled to be released on a pre-determined basis through 2007.

RESTRUCTURING   CHARGES.   In  2001,   Aon  made  payments  of  $24  million  on
restructuring charges and purchase accounting liabilities related to business combinations.

     In 1999 and 1998, Aon recorded charges of $120 million and $70 million, respectively, for a plan to restructure Aon's operations as a result of business combination activity and finalization of the purchase accounting for the 1997 Jauch & Hubener acquisition. These charges primarily related to termination benefits of $107 million, related pension expense of $32 million, lease abandonments and other costs to exit an activity of $41 million and asset impairments of $10 million. Termination of approximately 1,000 individuals occurred as a result of these plans. As of December 31, 2001, these

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

liabilities have been reduced to termination benefits of $2 million and lease abandonments of $1 million.

     In 1996 and 1997, Aon recorded pretax special charges of $60 million and $145 million, respectively, related to management's commitment to a formal plan of restructuring Aon's brokerage operations as a result of the acquisition of Alexander & Alexander Services, Inc. (A&A). Also in 1997, following management's commitment to a formal plan of restructuring the A&A and Bain Hogg brokerage operations, Aon recorded $264 million in costs to restructure those acquisitions. Together, these costs were primarily related to termination benefits of $152 million, lease abandonments and other exit costs of $280 million and asset impairments of $37 million relating to the abandonment of systems and real estate space. All termination benefits have been paid. The remaining liability of $58 million is for lease abandonments and other exit costs, and is being paid out over several years as planned.

The following table sets forth the activity related to these liabilities:

(millions)
------------------------------------------------------------
Balance at December 31, 1998                         $ 155
Cash payments in 1999                                  (52)
Charge to expense in 1999                                2
                                                     -------
Balance at December 31, 1999                           105
Cash payments in 2000                                  (25)
Charge to expense in 2000                                4
Foreign currency revaluation                            (6)
                                                     -------
Balance at December 31, 2000                            78
CASH PAYMENTS IN 2001                                  (19)
FOREIGN CURRENCY REVALUATION                            (1)
                                                     -------
BALANCE AT DECEMBER 31, 2001                          $ 58
------------------------------------------------------------

All of Aon's  unpaid  liabilities  relating to  acquisitions  are  reflected  in
general  expense  liabilities  in  the  consolidated   statements  of  financial
position.

                        5. BUSINESS TRANSFORMATION PLAN
--------------------------------------------------------------------------------

In fourth quarter 2000, Aon announced a formal plan of restructuring Aon's worldwide operations. This plan constitutes the "business transformation plan" and will continue into 2002. Costs of the plan include special charges and transition costs. Pretax charges of $218 million and $82 million were recorded in 2001 and 2000, respectively, and are recorded in general expenses in the consolidated statements of income. The special charges included costs related to termination benefits of $163 million, other costs to exit an activity of $27 million and other charges of $110 million primarily relating to costs for the abandonment of systems and equipment, as well as to end Aon's involvement in certain joint ventures and service partner relationships that did not meet profitability hurdles.

The following table sets forth the activity related to the liability for termination benefits and other costs to exit an activity:

                                                              Other
                                                            Costs to
                                               Termination   Exit an
(millions)                                        Benefits  Activity   Total
------------------------------------------------------------------------------
Expense charged in 2000                              $  54    $   6    $  60
Cash payments in 2000                                  (13)      (3)     (16)
                                                     -------------------------
Balance at December 31, 2000                            41        3       44
                                                     -------------------------
EXPENSE CHARGED IN 2001                                109       21      130
CASH PAYMENTS IN 2001                                  (73)     (20)     (93)
FOREIGN CURRENCY REVALUATION                            (2)      --       (2)
                                                     -------------------------
BALANCE AT DECEMBER 31, 2001                         $  75    $   4    $  79
------------------------------------------------------------------------------

Approximately 4,000 employees have either departed voluntarily or have positions that have been eliminated. Most of the terminations have occurred and are related to the Insurance Brokerage and Other Services segment in the U.S. and the U.K.

     All of Aon's unpaid liabilities relating to the business transformation plan are reflected in general expense liabilities in the consolidated statements of financial position.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           6. DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------

Prior to its acquisition by Aon, A&A discontinued its property and casualty insurance underwriting operations in 1985, some of which were then placed into run-off, with the remainder sold in 1987. In connection with those sales, A&A provided indemnities to the purchaser for various estimated and potential liabilities, including provisions to cover future losses attributable to insurance pooling arrangements, a stop-loss reinsurance agreement and actions or omissions by various underwriting agencies previously managed by an A&A subsidiary.

     As of December 31, 2001, the liabilities associated with the foregoing indemnities were included in other liabilities in the consolidated statements of financial position. Such liabilities amounted to $117 million, net of reinsurance recoverables and other assets of $153 million. In January 2002, Aon settled certain of these liabilities. The settlement had no material effect on the consolidated financial statements.

     The insurance liabilities represent estimates of known and future claims expected to be settled over the next 20 to 30 years, principally with regards to asbestos, pollution and health hazard exposures.

     Although these insurance liabilities represent a best estimate of the probable liabilities, adverse developments may occur given the nature of the information available and the variables inherent in the estimation processes. Based on current estimates, management believes that the established liabilities of discontinued operations are sufficient.

                                 7. INVESTMENTS
--------------------------------------------------------------------------------


The components of investment income are as follows:

(millions) Years ended December 31                    2001     2000     1999
------------------------------------------------------------------------------
Short-term investments                              $  191   $  214   $  173
------------------------------------------------------------------------------
Fixed maturities:
  Interest income                                      137      172      195
  Income on disposals                                   37       13       52
  Losses on disposals                                  (21)     (12)     (13)
                                                    --------------------------
    Total                                              153      173      234
------------------------------------------------------------------------------
Equity securities:
  Dividend income                                       25       31       42
  Income on disposals                                   13       28       18
  Losses on disposals                                  (37)      (9)     (11)
                                                    --------------------------
    Total                                                1       50       49
------------------------------------------------------------------------------
Limited partnerships-equity earnings                   (94)      73       60
------------------------------------------------------------------------------
Other investments:
  Interest, dividend and other income                   10       11       19
  Income (losses) on disposals                         (41)      (5)      48
                                                    --------------------------
    Total                                              (31)       6       67
------------------------------------------------------------------------------
Gross investment income                                220      516      583
Less: investment expenses                                7        8        6
                                                    --------------------------
Investment income                                   $  213   $  508   $  577
------------------------------------------------------------------------------

The components of net unrealized losses are as follows:

(millions) As of December 31                           2001     2000     1999
------------------------------------------------------------------------------
Fixed maturities                                    $  (28)  $  (45) $  (100)
Equity securities                                      (43)     (72)     (88)
Other investments                                        4       --       --
Deferred tax credit                                     25       45       67
------------------------------------------------------------------------------
Net unrealized investment losses                    $  (42)  $  (72) $  (121)
------------------------------------------------------------------------------

The pretax changes in net unrealized investment gains (losses) are as follows:

(millions) Years ended December 31                    2001     2000      1999
------------------------------------------------------------------------------
Fixed maturities                                     $  17    $  55  $  (208)
Equity securities                                       29       16     (100)
Other investments                                        4       --       --
------------------------------------------------------------------------------
Total                                                $  50    $  71  $  (308)
------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost and fair value of investments in fixed maturities and equity securities are as follows:

                                                       Gross       Gross
(millions)                             Amortized  Unrealized  Unrealized    Fair
As of December 31, 2001                     Cost       Gains      Losses   Value
--------------------------------------------------------------------------------
U.S. government and
  agencies                                 $ 355      $    8       $  (2)  $ 361
States and political
  subdivisions                                 3          --          --       3
Foreign governments                          515           8          (2)    521
Corporate securities                       1,243          14         (54)  1,203
Mortgage-backed
  securities                                  42          --          --      42
Other fixed maturities                        19          --          --      19
                                          --------------------------------------
Total fixed maturities                     2,177          30         (58)  2,149
Total equity securities                      425           6         (49)    382
--------------------------------------------------------------------------------
Total                                    $ 2,602      $   36      $ (107) $2,531
--------------------------------------------------------------------------------

                                                       Gross       Gross
(millions)                             Amortized  Unrealized  Unrealized    Fair
As of December 31, 2000                     Cost       Gains      Losses   Value
--------------------------------------------------------------------------------
U.S. government and
  agencies                                 $ 189        $  5        $ (1)  $ 193
States and political
  subdivisions                                 8          --          --       8
Foreign governments                          722          16          (3)    735
Corporate securities                       1,407           9         (71)  1,345
Mortgage-backed
  securities                                  32          --          --      32
Other fixed maturities                        24          --          --      24
                                          --------------------------------------
Total fixed maturities                     2,382          30         (75)  2,337
Total equity securities                      564          20         (92)    492
--------------------------------------------------------------------------------
Total                                    $ 2,946        $ 50      $ (167) $2,829
--------------------------------------------------------------------------------

The amortized cost and fair value of fixed maturities by contractual maturity are as follows:

                                                          Amortized         Fair
(millions) As of December 31, 2001                             Cost        Value
--------------------------------------------------------------------------------
Due in one year or less                                       $ 200        $ 202
Due after one year through five years                           844          845
Due after five years through ten years                          519          509
Due after ten years                                             572          551
Mortgage-backed securities                                       42           42
--------------------------------------------------------------------------------
Total fixed maturities                                      $ 2,177      $ 2,149
--------------------------------------------------------------------------------



Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Securities on deposit for regulatory authorities as required by law, all relating to the insurance underwriting subsidiaries, amounted to $259 million at December 31, 2001 and $311 million at December 31, 2000. As required by the by-laws of Lloyd's brokers, cash and short-term investments subject to floating charges for the benefit of insurance creditors amounted to $1.0 billion at December 31, 2000. In 2001, regulatory supervision has been transferred from Lloyd's to the General Insurance Standards Council, which does not apply such charges. Aon maintains premium trust bank accounts for premiums collected from insureds but not yet remitted to insurance companies of $2.3 billion and $1.3 billion at December 31, 2001 and 2000, respectively.

     At December 31, 2001 and 2000, Aon had $25 million and $66 million, respectively, of non-income producing investments.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         8. DEBT AND LEASE COMMITMENTS
--------------------------------------------------------------------------------

NOTES PAYABLE. The following is a summary of notes payable:

(millions) As of December 31                                   2001     2000
-----------------------------------------------------------------------------
Commercial paper                                              $ 254    $ 600
6.2% debt securities, due January 2007                          250       --
8.65% debt securities, due May 2005                             250      250
6.9% debt securities, due July 2004                             250      250
6.3% debt securities, due January 2004                          100      100
6.7% debt securities, due June 2003                             150      150
LIBOR +1% debt securities
  (2.9% at December 31, 2001), due January 2003                 150       --
7.4% debt securities, due October 2002                          100      100
Euro credit facility, due June 2003 with
  interest at 4% to 5%                                           87      225
Notes payable, due in varying installments,
  with interest at 4.6% to 10%                                  103      123
-----------------------------------------------------------------------------
Total notes payable                                         $ 1,694  $ 1,798
-----------------------------------------------------------------------------

Commercial paper borrowings of $254 million at December 31, 2001 and $600 million at December 31, 2000 have been included in notes payable based on Aon's intent and ability to maintain or refinance these obligations on a long-term basis through 2005.

     In December 2001, Aon issued $150 million of debt securities with a floating interest rate of LIBOR +1% due January 2003 and $250 million of 6.2% debt securities due January 2007. This debt was not registered under the Securities Act of 1933. It was sold to qualified buyers under Rule 144A of the Securities Act and the net proceeds were used to reduce short-term borrowings.

     In May 1999, Aon filed a universal shelf registration on Form S-3 with the SEC for the issuance of $500 million of debt and equity securities. In a 1999 public offering based on the shelf registration, Aon issued $250 million of 6.9% debt securities due July 2004. In May 2000, Aon filed a prospectus supplement to use the remaining $250 million of its May 1999 universal shelf registration and issued $250 million of 8.65% debt securities due May 2005. The net proceeds from the sale of the 8.65% notes were used for general corporate purposes, including securities repurchase programs, capital expenditures, working capital, repayment or reduction of long-term notes payable and short-term borrowings and the financing of acquisitions.

     Interest is payable semi-annually on most debt securities. In addition, the debt securities are not redeemable by Aon prior to maturity and contain no sinking fund provisions. Maturities of notes payable are $131 million, $555 million, $423 million, $250 million and $85 million in 2002, 2003, 2004, 2005 and 2006, respectively.

     In September 2001, Aon entered into a new committed bank credit facility under which certain European subsidiaries can borrow up to EUR 500 million. At December 31, 2001, Aon had borrowed EUR 269 million ($239 million) under this facility, of which $152 million is classified as short-term borrowings and $87 million is classified as notes payable in the consolidated statements of financial position.

     Aon has $1.2 billion of other unused committed bank credit facilities at December 31, 2001 to support $359 million of commercial paper and other short-term borrowings of which $105 million is classified as short-term borrowings at December 31, 2001. Aon has recently renegotiated these facilities, entering into a new 3-year agreement on February 8, 2002. The new amount of committed bank credit facilities is $875 million.

     Information related to notes payable and short-term borrowings is as follows:

Years ended December 31                               2001     2000     1999
-----------------------------------------------------------------------------
Interest paid (millions)                             $ 127    $ 140    $ 105
Weighted-average interest rates-
  short-term borrowings                                4.5%     6.4%     5.4%
-----------------------------------------------------------------------------

LEASE COMMITMENTS. Aon has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2001 are:

(millions)
--------------------------------------------
2002                                  $ 233
2003                                    215
2004                                    188
2005                                    168
2006                                    146
Later years                             707
--------------------------------------------
Total minimum payments required     $ 1,657
--------------------------------------------

Rental expenses for all operating leases for the years ended December 31, 2001, 2000 and 1999 amounted to $242 million, $217 million and $198 million, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 9. INCOME TAX
--------------------------------------------------------------------------------

Aon and its principal domestic subsidiaries are included in a consolidated life-nonlife federal income tax return. Aon's foreign subsidiaries file various income tax returns in their foreign jurisdictions.

     Income before income tax and the cumulative effect of a change in accounting principle and the provision for income tax consist of the following:

(millions) Years ended December 31                    2001     2000     1999
-----------------------------------------------------------------------------
Income before income tax*:
  U.S.                                               $  24    $ 454    $ 444
  Foreign                                              375      400      191
                                                     ------------------------
Total                                                $ 399    $ 854    $ 635
-----------------------------------------------------------------------------
Provision for income tax:
Current:
  Federal                                            $  46    $ 115    $ 201
  Foreign                                              122      124       60
  State                                                  9       28       20
                                                      -----------------------
Total current                                          177      267      281
-----------------------------------------------------------------------------
Deferred (credit):
  Federal                                              (28)      46      (42)
  Foreign                                                9       16        7
  State                                                 (2)       4       (3)
                                                       ----------------------
Total deferred                                         (21)      66      (38)
-----------------------------------------------------------------------------
Provision for income tax                             $ 156    $ 333    $ 243
-----------------------------------------------------------------------------
* Before cumulative effect of change in accounting principle.


During 2001, 2000 and 1999, Aon's consolidated statements of income reflect each year a tax benefit of $26 million on the 8.205% capital securities issued in January 1997 (see note 11).

     A reconciliation of the income tax provisions based on the U.S. statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:

Years ended December 31                               2001     2000     1999
-----------------------------------------------------------------------------
Statutory tax rate                                    35.0%    35.0%    35.0%
Tax-exempt investment income                          (0.7)    (0.5)    (1.2)
Amortization of intangible assets
  relating to acquired businesses                      4.3      2.1      2.8
State income taxes                                     1.4      2.5      1.7
Other-net                                             (1.0)    (0.1)      --
-----------------------------------------------------------------------------
Effective tax rate                                    39.0%    39.0%    38.3%
-----------------------------------------------------------------------------

Significant components of Aon's deferred tax assets and liabilities are as follows:

(millions) As of December 31                          2001     2000
--------------------------------------------------------------------
Deferred tax assets:
  Net operating loss and tax credit carryforwards     $ 81     $ 71
  Certain purchase accounting and special charges       81       31
  Unrealized investment losses                          26       42
  Unearned and advanced premiums and contract fees     110      107
  Employee benefit plans                               141       81
  Unrealized foreign exchange losses                   210      170
  Other                                                146       76
                                                      --------------
  Total                                                795      578
--------------------------------------------------------------------
Deferred tax liabilities:
  Policy acquisition costs                             (91)     (64)
  Other                                               (101)    (133)
                                                      --------------
  Total                                               (192)    (197)
--------------------------------------------------------------------
Valuation allowance on deferred tax assets             (21)     (28)
--------------------------------------------------------------------
Net deferred tax assets                              $ 582    $ 353
--------------------------------------------------------------------

There are limitations on the utilization of net operating loss and tax credit carryforwards after a change of control, consequently, there will be annual limitations on the realization of these tax assets. Accordingly, valuation allowances were established for various acquisitions. Subsequently, recognized tax benefits for these items would reduce excess of cost over net assets purchased. The valuation allowance changed to $21 million in 2001 from $28 million in 2000, corresponding to reductions in related deferred tax assets, with no effect on net income. Although future earnings cannot be predicted with certainty, management currently believes that realization of the net deferred tax asset after consideration of the valuation allowance is more likely than not.

     Prior to 1984, the life insurance companies were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were "capped" at December 31, 1983, and the balances will be taxed only to the extent distributed to stockholders or when they exceed certain prescribed limits. As of December 31, 2001, the combined "policyholders' surplus account" of Aon's life insurance subsidiaries approximates $363 million. Aon's life insurance subsidiaries do not intend to make any taxable distributions or exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made. However, if such taxes were assessed, the amount of taxes payable would be approximately $127 million.

     The amount of income taxes paid in 2001, 2000 and 1999 was $193 million, $158 million and $324 million, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       10. REINSURANCE AND CLAIM RESERVES
--------------------------------------------------------------------------------

Aon's insurance subsidiaries are involved in both the cession and assumption of reinsurance with other companies. Aon's reinsurance consists primarily of short-duration contracts that are entered into with the captive insurance operations of numerous automobile dealerships and insurers as well as certain property casualty lines. Aon's insurance subsidiaries remain liable to the extent that the reinsuring companies are unable to meet their obligations.

     A summary of reinsurance activity is as follows:

(millions) Years ended December 31                    2001     2000     1999
-----------------------------------------------------------------------------
Ceded premiums earned                                $ 921    $ 845    $ 624
Ceded premiums written                               1,020      888      510
Assumed premiums earned                                391      379      178
Assumed premiums written                               384      304      116
Ceded benefits to policyholders                        630      552      377
-----------------------------------------------------------------------------


Activity in the liability for policy contract claims is summarized as follows:

(millions) Years ended December 31                    2001     2000     1999
-----------------------------------------------------------------------------
Liabilities at beginning of year                     $ 377    $ 448    $ 483
Incurred losses:
  Current year                                       1,110      840      890
  Prior years                                          (11)      16      (39)
                                                     ------------------------
Total                                                1,099      856      851
-----------------------------------------------------------------------------
Payment of claims:
  Current year                                        (769)    (633)    (618)
  Prior years                                         (252)    (294)    (268)
                                                     ------------------------
Total                                               (1,021)    (927)    (886)
-----------------------------------------------------------------------------
Liabilities at end of year (net of
  reinsurance recoverables: 2001-
  $482, 2000-$424, 1999-$316)                        $ 455    $ 377    $ 448
-----------------------------------------------------------------------------

  11. REDEEMABLE PREFERRED STOCK, CAPITAL SECURITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

REDEEMABLE PREFERRED STOCK. At December 31, 2001, one million shares of redeemable preferred stock are outstanding. Dividends are cumulative at an annual rate of $2.55 per share. The shares of redeemable preferred stock will be redeemable at the option of Aon or the holders, in whole or in part, at $50.00 per share beginning one year after the occurrence of certain future events.

CAPITAL SECURITIES. In January 1997, Aon created Aon Capital A, a wholly-owned statutory business trust, for the purpose of issuing mandatorily redeemable preferred capital securities (Capital Securities). The sole asset of Aon Capital A is an $824 million aggregate principal amount of Aon's 8.205% Junior Subordinated Deferrable Interest Debentures due January 1, 2027. The back-up guarantees, in the aggregate, provide a full and unconditional guarantee of the Trust's obligations under the Capital Securities.

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

COMMON STOCK. In December 2001, Aon filed a universal shelf registration on Form S-3 for the issuance of $750 million of debt and equity securities.

     In 2000, Aon's stockholders approved an amendment to the Certificate of Incorporation of the Company to increase the number of authorized shares of common stock from 300 million to 750 million.

     Aon repurchased 0.1 million, 3.5 million and 2.8 million shares in 2001, 2000 and 1999, respectively, of its common stock, primarily to provide shares for stock compensation plans. In connection with the acquisition of two entities controlled by Aon's Chairman and Chief Executive Officer (note 4), Aon obtained approximately 22.4 million shares of its common stock. These treasury shares are restricted as to their reissuance.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition was financed by the issuance of approximately 22.4 million new shares of Aon stock. In addition, Aon issued 6.2 million new shares of common stock in 2001 for employee benefit plans and for acquisitions.

DIVIDENDS. A summary of dividends declared is as follows:

(millions) Years ended December 31                    2001     2000     1999
-----------------------------------------------------------------------------
Redeemable preferred stock                           $   3    $   3    $   3
Common stock                                           238      223      207
-----------------------------------------------------------------------------
Total dividends declared                             $ 241    $ 226    $ 210
-----------------------------------------------------------------------------

STATUTORY CAPITAL AND SURPLUS. Generally, the capital and surplus of Aon's insurance subsidiaries available for transfer to the parent company are limited to the amounts that the insurance subsidiaries' statutory capital and surplus exceed minimum statutory capital requirements; however, payments of the amounts as dividends may be subject to approval by regulatory authorities. See note 9 for possible tax effects of distributions made out of untaxed earnings.

     Net statutory income (loss) of the insurance subsidiaries is summarized as follows:

(millions) Years ended December 31                    2001     2000     1999
-----------------------------------------------------------------------------
Life insurance                                        $ (5)   $ 133    $ 101
Property casualty                                       60       49       57
-----------------------------------------------------------------------------

Statutory capital and surplus of the insurance subsidiaries is summarized as follows:

(millions) As of December 31                          2001     2000     1999
-----------------------------------------------------------------------------
Life insurance                                       $ 477    $ 492    $ 502
Property casualty                                      484      491      411
-----------------------------------------------------------------------------

The National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual was effective January 1, 2001. The domiciliary states of Aon's major insurance subsidiaries have adopted the provisions of the revised manual. The revised manual changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that Aon's major insurance subsidiaries use to prepare their statutory-basis financial statements. The impact of these changes was to increase Aon's major insurance subsidiaries' statutory capital and surplus by approximately 6% as of January 1, 2001.

                             12. EMPLOYEE BENEFITS
--------------------------------------------------------------------------------

SAVINGS AND PROFIT SHARING PLANS. Aon subsidiaries maintain contributory savings plans for the benefit of United States salaried and commissioned employees. Provisions made for these plans were $43 million, $39 million and $37 million in 2001, 2000 and 1999, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFITS. Aon sponsors defined benefit, pension and postretirement health and welfare plans that provide retirement, medical and life insurance benefits. The postretirement healthcare plans are contributory, with retiree contributions adjusted annually; the life insurance and pension plans are noncontributory.

U.S. PENSION AND OTHER BENEFIT PLANS. The following tables provide a reconciliation of the changes in obligations and fair value of assets for the years ended December 31, 2001 and 2000 and a statement of the funded status as of December 31, 2001 and 2000, for both qualified and nonqualified plans. The measurement date for the U.S. plans is November 30.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                           Pension Benefits    Other Benefits
(millions)                                   2001     2000     2001     2000
-----------------------------------------------------------------------------
Reconciliation of benefit obligation
------------------------------------
Obligation at beginning
  of period                                 $ 792    $ 773    $  69    $  69
Service cost                                   33       32        2        2
Interest cost                                  65       60        5        5
Participant contributions                      --       --        6        6
Actuarial loss (gain)                          12        2       (1)      (1)
Benefit payments                              (49)     (48)     (13)     (12)
Curtailments                                  (10)      --       --       --
Acquisitions                                   21       --       --       --
Change in interest rate                        97      (27)       5       --
-----------------------------------------------------------------------------
Obligation at end of period                 $ 961    $ 792     $ 73     $ 69
-----------------------------------------------------------------------------

Reconciliation of fair value of
-------------------------------
plan assets
-----------
Fair value at beginning
  of period                                 $ 932    $ 933     $  8     $  8
Actual return on plan assets                   21       45       --       --
Employer contributions                          2        2       13       12
Benefit payments                              (49)     (48)     (13)     (12)
Acquisitions                                   25       --       --       --
-----------------------------------------------------------------------------
Fair value at end of period                 $ 931    $ 932     $  8     $  8
-----------------------------------------------------------------------------


Funded status
-------------
Funded status at end
  of period                                 $ (30)   $ 140    $ (65)   $ (61)
Unrecognized prior-service                     (3)      (5)      --       --
Unrecognized loss (gain)                       76     (125)     (12)     (17)
-----------------------------------------------------------------------------
Net amount recognized                        $ 43     $ 10    $ (77)   $ (78)
-----------------------------------------------------------------------------


Prepaid benefit cost                         $ 93     $ 50     $ --     $ --
Accrued benefit liability                     (60)     (46)     (77)     (78)
Other comprehensive income                     10        6       --       --
-----------------------------------------------------------------------------
Net amount recognized                        $ 43     $ 10    $ (77)   $ (78)
-----------------------------------------------------------------------------


In 2001, plans with a projected benefit obligation (PBO) in excess of the fair value of plan assets were unfunded plans with a PBO of $71 million, and plans with an accumulated benefit obligation (ABO) in excess of the fair value of plan assets were unfunded plans with an ABO of $60 million. In 2000, plans with a PBO in excess of the fair value of plan assets were unfunded plans with a PBO of $55 million, and plans with an ABO in excess of the fair value of plan assets were unfunded plans with an ABO of $46 million.

     In both 2001 and 2000, pension plan assets include 3.7 million shares of common stock issued by Aon on which dividends of $3 million were received in both 2001 and 2000.

     The following table provides the components of net periodic benefit cost (credit) for the plans for the years ended December 31, 2001, 2000 and 1999:


                                                          Pension Benefits
(millions)                                            2001     2000     1999
-----------------------------------------------------------------------------
Service cost                                         $  33    $  32    $  33
Interest cost                                           65       60       58
Expected return on plan assets                        (104)     (95)     (89)
Amortization of prior-service                           (1)      (1)      (1)
Amortization of net gain                                (8)      (7)      (5)
-----------------------------------------------------------------------------
Net periodic benefit credit                          $ (15)   $ (11)    $ (4)
-----------------------------------------------------------------------------

                                                          Other Benefits
(millions)                                            2001     2000     1999
-----------------------------------------------------------------------------
Service cost                                         $   2    $   2    $   2
Interest cost                                            5        5        5
Amortization of prior-service                           --       (5)      (5)
Amortization of net gain                                (1)      (1)      (1)
-----------------------------------------------------------------------------
Net periodic benefit cost                            $   6    $   1    $   1
-----------------------------------------------------------------------------

The weighted-average assumptions for the measurement period for U.S. benefit obligations are shown in the following table:

                                            Pension Benefits  Other Benefits
                                             2001     2000     2001     2000
-----------------------------------------------------------------------------
Discount rate                                 7.5%     8.3%     7.5%     8.3%
Expected return on
  plan assets                                10.3     10.3       --       --
Rate of compensation
  increase                                    4.0      4.0      4.0      4.0
-----------------------------------------------------------------------------

ASSUMPTIONS FOR OTHER POSTRETIREMENT BENEFITS. The employer's liability for future plan cost increase is limited in any year to 5% per annum. For measurement purposes in 2001, 2000 and 1999, the annual rate of increase in the per capita cost of covered health care benefits (trend rate) adjusted for actual current year cost experience was assumed to be 12.0%, 7.5% and 7.0%, respectively, decreasing gradually to 5.5% in year 2014 and remaining the same thereafter. However, with the employer funding increase cap limited to 5% per year, net employer trend rates are effectively limited to 5% per year in the future.

     As a result, a 1% change in  assumed  healthcare  cost  trend  rates has no
effect  on  the  service  and   interest   cost   components   of  net  periodic
postretirement healthcare benefit cost and on

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the accumulated postretirement benefit obligation for the measurement period ended in 2001.

INTERNATIONAL PENSION PLANS. The following tables provide a reconciliation of the changes in obligations and fair value of assets for the years ended December 31, 2001 and 2000 and a statement of the funded status as of December 31, 2001 and 2000, for material international plans, which are located in the United Kingdom and The Netherlands. The measurement date for these plans is September 30.

                                                                International
                                                                   Pension
                                                               2001     2000
-----------------------------------------------------------------------------
Reconciliation of benefit obligation
------------------------------------
Obligation at beginning of period                           $ 2,036  $ 2,210
Service cost                                                     51       65
Interest cost                                                   124      123
Participant contributions                                         4        4
Benefit payments                                                (69)     (64)
Change in interest rate                                         (81)    (126)
Foreign exchange translation                                    (54)    (176)
-----------------------------------------------------------------------------
Obligation at end of period                                 $ 2,011  $ 2,036
-----------------------------------------------------------------------------

Reconciliation of fair value of plan assets
-------------------------------------------
Fair value at beginning of period                           $ 2,000  $ 2,122
Actual return on plan assets                                   (243)      55
Employer contributions                                           53       50
Participant contributions                                         4        4
Benefit payments                                                (69)     (64)
Foreign exchange translation                                    (52)    (167)
-----------------------------------------------------------------------------
Fair value at end of period                                 $ 1,693  $ 2,000
-----------------------------------------------------------------------------

Funded status
-------------
Funded status at end of period                               $ (318)   $ (36)
Unrecognized prior-service                                       --        1
Unrecognized loss                                               558      235
-----------------------------------------------------------------------------
Net amount recognized                                         $ 240    $ 200
-----------------------------------------------------------------------------

Prepaid benefit cost                                          $ 119    $ 169
Accrued benefit liability                                      (144)     (36)
Other comprehensive income                                      265       67
-----------------------------------------------------------------------------
Net amount recognized                                         $ 240    $ 200
-----------------------------------------------------------------------------

In 2001, plans with a PBO in excess of the fair value of plan assets had a PBO of $1.9 billion and plan assets with a fair value of $1.5 billion, and plans with an ABO in excess of the fair value of plan assets had an ABO of $1.0 billion and plan assets with a fair value of $0.9 billion.

     In 2000, plans with a PBO in excess of the fair value of plan assets had a PBO of $1.2 billion and plan assets with a fair value of $1.1 billion, and plans with an ABO in excess of the fair value of plan assets had an ABO of $434 million and plan assets with a fair value of $399 million.

     The following table provides the components of net periodic benefit cost for the international plans for the measurement period ended in 2001, 2000 and 1999:

(millions)                                            2001     2000     1999
-----------------------------------------------------------------------------
Service cost                                          $ 51     $ 65     $ 74
Interest cost                                          124      123      127
Expected return on plan assets                        (182)    (193)    (196)
Amortization of net loss                                11       10        8
-----------------------------------------------------------------------------
Net periodic benefit cost                             $  4     $  5    $  13
-----------------------------------------------------------------------------

The   weighted-average   assumptions   for  the   measurement   period  for  the
international pension benefit obligations are shown in the following table:

                                                    2001       2000       1999
-------------------------------------------------------------------------------
Discount rate                                    6.3-7.0%  6.0- 7.0%  6.0- 7.0%
Expected return on
  plan assets                                    7.0-9.5   7.0-10.0   7.0-10.0
Rate of compensation
  increase                                           4.0   4.0- 4.5   4.0- 4.5
-------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          13. STOCK COMPENSATION PLANS
--------------------------------------------------------------------------------

In 2001, Aon stockholders approved the Aon Stock Incentive Plan, which replaced all existing incentive compensation plans, including the Aon Stock Award Plan and the Aon Stock Option Plan. Under the new plan, nonqualified and incentive stock options, stock appreciation rights and stock awards may be granted. The number of shares authorized to be issued under the new plan will be equal to 18% of the number of common shares outstanding of Aon. Initially, 19 million shares have been approved for issuance under the new plan, plus the number of shares which are currently available for awards or which become available under the former plans.

STOCK AWARDS. Generally, employees are required to complete three continuous years of service before the award begins to vest in increments until the completion of a 10-year period of continuous employment. In general, most awarded shares are issued as they become vested. In certain circumstances, an employee can elect to defer the receipt of vested shares to a later date. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested awards. The compensation cost associated with each award is deferred and amortized over the period of continuous employment using the straight-line method. At December 31, 2001, the number of shares available for award is included with options available for grant.

     Aon common stock awards outstanding consist of the following:

(shares in thousands)
Years ended December 31                               2001     2000     1999
-----------------------------------------------------------------------------
Shares outstanding at beginning of year              8,881    9,865    9,321
Granted                                                258      586    2,056
Vested                                              (1,488)  (1,216)  (1,159)
Canceled                                              (227)    (354)    (353)
-----------------------------------------------------------------------------
Shares outstanding at end of year                    7,424    8,881    9,865
-----------------------------------------------------------------------------

STOCK OPTIONS. Options to purchase common stock are granted to certain officers and employees of Aon and its subsidiaries at 100% of market value on the date of grant. Generally, employees are required to complete two continuous years of service before the options begin to vest in increments until the completion of a 4-year period of continuous employment. For all grants made prior to an amendment to the former stock option plan in 2000, employees were required to complete three continuous years of service before the options began to vest in increments until the completion of a 6-year period of continuous employment.

     A summary of Aon's stock option activity (including options granted pursuant to the former Aon Stock Award Plan) and related information consists of the following:

(shares in thousands)
Years ended December 31          2001               2000                1999
-----------------------------------------------------------------------------
                             WEIGHTED-          Weighted-           Weighted-
                              AVERAGE            Average             Average
                             EXERCISE           Exercise            Exercise
                      SHARES    PRICE   Shares     Price    Shares     Price
-----------------------------------------------------------------------------
Beginning
  outstanding         16,156     $ 29   11,223      $ 31    10,298      $ 26
Granted                7,647       34    6,812        25     2,417        43
Exercised             (1,751)      18   (1,174)       17    (1,026)       17
Canceled                (754)      32     (705)       33      (466)       28
-----------------------------------------------------------------------------
Ending
  outstanding         21,298     $ 32   16,156      $ 29     11,223     $ 31
-----------------------------------------------------------------------------
Exercisable at
  end of year          2,538     $ 29    2,607      $ 21      1,833     $ 17
-----------------------------------------------------------------------------
Options available
  for grant           14,444             2,368                4,843
-----------------------------------------------------------------------------
A summary of options outstanding and exercisable is as follows:

(shares in thousands)
As of December 31, 2001
--------------------------------------------------------------------------------
                    Opitons Outstanding                     Options Exercisable
--------------------------------------------------------------------------------
                               Weighted-
                                Average  Weighted-                     Weighted-
Range of                      Remaining   Average                       Average
Exercise         Shares     Contractual  Exercise           Shares     Exercise
Prices      Outstanding     Life (Years)    Price      Exercisable        Price
--------------------------------------------------------------------------------
$ 14.69-$ 22.89   1,471            1.0    $ 20.95            1,022      $ 20.09
  23.41-  23.94   5,735            8.1      23.93               40        23.69
  26.53-  31.22   2,304            6.1      29.35              734        28.71
  31.53-  32.53   3,804            9.3      32.51               --           --
  32.64-  35.18   2,330            9.4      34.74                4        35.06
  35.20-  43.33   3,803            7.4      39.44              712        41.57
  43.44-  49.29   1,851            7.2      43.57               26        46.26
--------------------------------------------------------------------------------
$ 14.69-$ 49.29  21,298            7.5    $ 31.50            2,538      $ 28.96
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(shares in thousands)
As of December 31, 2000
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
--------------------------------------------------------------------------------

PRO FORMA INFORMATION. Pro forma information regarding net income and net income per share is required by FASB Statement No. 123 and has been determined as if Aon had accounted for employee stock options and stock awards under the fair value method.

     The pro forma net income and net income per share information is as follows:

Years ended December 31                               2001     2000     1999
-----------------------------------------------------------------------------
Net income (millions):
  As reported                                        $ 203    $ 474    $ 352
  Pro forma                                            193      458      341
Net income per share:
  Basic
    As reported                                       0.74     1.81     1.35
    Pro forma                                         0.70     1.75     1.31
  Dilutive
    As reported                                       0.73     1.79     1.33
  Pro forma                                           0.69     1.73     1.29
-----------------------------------------------------------------------------

The fair value per share of options and awards granted is estimated as $8.66 and $29.78 in 2001, $6.33 and $25.73 in 2000 and $10.87 and $35.02 in 1999,
respectively, on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                      2001     2000     1999
-----------------------------------------------------------------------------
Dividend yield                                         2.0%     2.0%     2.0%
Expected volatility                                     28%      27%      21%
Risk-free interest rate                                  6%       6%       6%
Expected term life beyond
  vesting date (in years):
  Stock options                                       1.06     0.94     0.87
  Stock awards                                          --       --       --
-----------------------------------------------------------------------------

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

EMPLOYEE STOCK PURCHASE PLANS

UNITED STATES. Effective July 1, 1998, Aon adopted an employee stock purchase plan which provides for the purchase of a maximum of 7.5 million shares of Aon's common stock by eligible U.S. employees. Under the original plan, shares of Aon's common stock could be purchased at 6-month intervals at 85% of the lower of the fair market value of the common stock on the first or the last day of each 6-month period. Effective July 1,2000, the plan was amended by changing the purchase period to 3-month intervals. In 2001, 2000 and 1999, 680,000 shares, 940,000 shares and 720,000 shares, respectively, were issued to employees under the plan. There was no compensation expense associated with this plan.

UNITED KINGDOM. In 1999, Aon adopted an employee stock purchase plan which provides for the purchase of approximately 720,000 shares of Aon common stock by eligible U.K. employees after a 3-year period and is similar to the U.S. plan described above. No shares were issued under the plan in 2001 or 2000. There was no compensation expense associated with this plan.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           14. FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

FINANCIAL RISK MANAGEMENT. Aon is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity securities prices. To manage the risk related to these exposures, Aon enters into various derivative transactions that have the effect of reducing these risks by creating offsetting market exposures. If Aon did not use derivative contracts, its exposure to market risk would be higher.

     Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses.

     Certain derivatives also give rise to credit risks from the possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to Aon. Aon has limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions and by using exchange-traded instruments. Aon closely monitors the creditworthiness of and exposure to its counterparties and considers its credit risk to be minimal. At December 31, 2001 and 2000, Aon placed securities relating to these derivative contracts in escrow amounting to $4 million and $1 million, respectively.

     Foreign currency forward contracts (forwards) and interest rate swaps entered into require no up-front premium. Forwards settle at the expiration of the related contract. The net effect of swap payments is settled periodically and reported in income. The premium and commission paid for purchased options, including interest rate caps and floors, and premium received, net of commission paid, for written options represent the cost basis of the position until it expires or is closed. The commission paid for futures contracts represents the cost basis of the position, until it expires or is closed. Exchange-traded futures are valued and settled daily. Unless otherwise noted, derivative instruments are generally reported in other receivables and liabilities in the consolidated statements of financial position.

ACCOUNTING POLICY FOR DERIVATIVE INSTRUMENTS. Effective October 1, 2000, Aon adopted Statement No. 133. Statement No. 133 requires all derivative instruments to be recognized in the consolidated statements of financial position at fair value. Changes in fair value are recognized immediately in earnings unless the derivative is designated as a hedge and qualifies for hedge accounting.

     Statement No. 133 identifies three hedging relationships where a derivative (hedging instrument) may qualify for hedge accounting: a hedge of the change in fair value of a recognized asset or liability or firm commitment (fair value hedge), a hedge of the variability in cash flows from a recognized asset or liability or forecasted transaction (cash flow hedge) and a hedge of the net investment in a foreign subsidiary.

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

     Prior to the adoption of Statement No. 133, the ineffective portion of the change in fair value of a hedging instrument designated and qualified as a hedge was not recognized immediately in earnings.

FOREIGN EXCHANGE RISK MANAGEMENT. Certain of Aon's foreign brokerage subsidiaries, primarily in the United Kingdom, receive revenues in currencies that differ from their functional currencies. To reduce the variability of cash flows from these transactions, Aon has entered into foreign exchange forwards

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and options with settlement dates prior to January 2004. Upon adoption of Statement No. 133, designated and qualified forwards are accounted for as cash flow hedges of forecasted transactions. As of December 31, 2001, a $5 million pretax loss has been deferred to OCI, $4 million of which is expected to impact earnings in 2002. There was no material ineffectiveness recorded.

     Prior to the adoption of Statement No. 133, these transactions did not qualify for hedge accounting and changes in the fair value related to these derivatives were recorded in general expenses in the consolidated statements of income. Certain other forward and option contracts did not meet the hedging requirements of Statement No. 133. Changes in fair value related to these contracts were recorded in general expenses in the consolidated statements of income.

     Aon uses exchange-traded foreign currency futures and options on futures, as well as over-the-counter options and forward contracts to reduce the impact of foreign currency fluctuations on the translation of the financial statements of Aon's foreign operations. These derivatives are not afforded hedge accounting as defined by Statement No. 133 and prior accounting guidance. Changes in the fair value of these derivatives are recorded in general expenses in the consolidated statements of income.

     In 2000, Aon entered into a cross currency swap to hedge the foreign currency and interest rate risks associated with a foreign denominated fixed-rate policyholder liability. This swap has been designated as a fair value hedge of the combined exposure. There was no material ineffectiveness related to this hedge.

INTEREST RATE RISK MANAGEMENT. Aon uses futures contracts and purchases options on futures contracts to reduce the price volatility of its fixed-maturity portfolio. Upon adoption of Statement No. 133, derivatives designated and qualified as hedging specific fixed-income securities are accounted for as fair value hedges. There were no designated and qualified hedges at December 31, 2001. Prior to the adoption of Statement No. 133, realized gains and losses on derivatives that qualified as hedges were deferred and reported as an adjustment of the cost basis of the hedged item and are being amortized into earnings over the remaining life of the hedged item.

     In December 2001, Aon issued $250 million of fixed-rate debt securities and entered into an interest rate swap to hedge the fair value of the debt. The swap qualifies as a fair value hedge and there was no ineffectiveness recorded. Prior to the adoption of Statement No. 133, Aon purchased futures contracts to hedge the fair value of its fixed-rate notes from changes in interest rates. Aon deferred the gains from the termination of the contracts and is amortizing these gains over the remaining life of the fixed-rate notes.

     Aon issued fixed-rate notes in May 2000. Aon purchased options on interest rate swaps to hedge against the change in interest rates prior to the issuance. These options qualified as a hedge of an anticipated transaction under prior accounting guidance and related gains were deferred and are being amortized as an offset to interest expense over the remaining life of the notes. Upon the adoption of Statement No. 133, pretax deferred gains of $5 million were reclassified to OCI. At December 31, 2001, $4 million remains in OCI, $1 million of which is expected to offset interest expense in 2002.

     Aon enters into interest rate swap and floor agreements and uses exchange-traded futures and options to limit its net exposure to short-term interest rates, primarily relating to brokerage fiduciary funds in the U.S. and U.K. Aon also sells exchange-traded futures to limit its exposure to increasing long-term interest rates. Since the adoption of Statement No. 133, there were no designated and qualified cash flow hedges of these exposures. Changes in fair value related to these contracts were recorded in investment income in the consolidated statements of income. Under prior accounting guidance, realized gains and losses were deferred and recognized in earnings as the hedged item affected earnings.

     Aon uses interest rate swaps and caps to limit its exposure to changes in interest rates related to interest rate guarantees provided by a subsidiary of Aon to certain unaffiliated entities. Under prior accounting guidance, these derivatives qualified for hedge accounting treatment, and realized gains and losses were deferred and recognized in earnings as the hedged item affected earnings. In August 2000, these guarantees were replaced with new offsetting interest rate swaps between Aon and an unaffiliated entity, with Aon essentially retaining the same exposure. Following the replacement of the original hedged item, hedge accounting was terminated and previously deferred realized gains and losses as well as previously unrecognized changes in fair value were recognized in earnings. The termination of this hedging relationship did not have a material effect on pretax earnings. The adoption of Statement No. 133 did not affect the accounting for these derivative instruments.

EQUITY PRICE RISK MANAGEMENT. Aon sells futures contracts and purchases options to reduce the price volatility of its equity securities portfolio and equity securities it owns indirectly through limited partnership investments. Since the adoption

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of Statement No. 133, there were no designated and qualified hedges of this exposure. Prior to the adoption of Statement No. 133, realized gains and losses on derivatives that qualified as hedges were deferred and reported as an adjustment of the cost basis of the hedged item and are being amortized into earnings over the remaining life of the hedged item. Realized gains and losses on derivatives that did not qualify for hedge accounting treatment were recognized immediately in investment income in the consolidated statements of income.

OTHER FINANCIAL INSTRUMENTS. Aon has certain investment commitments to provide capital and fixed-rate loans, as well as certain forward contract purchase commitments. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 2001 and 2000 totaled $136 million and $184 million, respectively.

     Subsidiaries and affiliates of Aon have entered into agreements with financial institutions, whereby certain receivables were sold, with limited recourse. Agreements provide for sales of receivables on a continuing basis through December 2002. As of December 31, 2001 and 2000, the maximum commitment contained in these agreements was $2.4 billion and $2.9 billion, respectively. Aon's maximum credit risk under recourse provisions of these agreements was approximately $225 million and $197 million at December 31, 2001 and 2000, respectively.

     An Aon subsidiary issues fixed- and floating-rate Guaranteed Investment Contracts (GICS) and floating-rate funding agreements and invests the proceeds primarily in the U.S. fixed income markets. The assets backing the GICS are subject to varying elements of credit and market risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS. Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass the majority of policy liabilities, various other non-financial instruments or other intangible assets related to Aon's business. Accordingly, care should be exercised in deriving conclusions about Aon's business or financial condition based on the fair value disclosures. The carrying value and fair value of certain of Aon's financial instruments are as follows:

(millions)
As of December 31                                     2001               2000
------------------------------------------------------------------------------
                                         CARRYING     FAIR  Carrying     Fair
                                            VALUE    VALUE     Value    Value
------------------------------------------------------------------------------
Assets:
  Fixed maturities and
   equity securities                      $ 2,531  $ 2,531   $ 2,829  $ 2,829
  Other investments                           640      639       865      863
  Cash, receivables
   and short-term
   investments*                            11,354   11,354    11,632   11,632
  Derivatives                                  46       46        44       44
Liabilities:
  Investment type
    insurance contracts                       813      782     1,069    1,040
  Short-term borrowings,
    premium payables
    and general
    expenses                               10,260   10,260    10,140   10,140
  Notes payable                             1,694    1,750     1,798    1,818
  Capital securities                          800      782       800      770
  Derivatives                                  55       55        46       46
------------------------------------------------------------------------------
* Excludes derivatives.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               15. CONTINGENCIES
--------------------------------------------------------------------------------

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

     Except for an action filed to compel Aon to produce documents, which has been settled, the Allianz lawsuit is the only lawsuit or arbitration relating to Unicover in which any Aon-related entity is a party. In 1999, Aon charged general expenses for $72 million in the Insurance Brokerage and Other Services segment relating to various litigation matters including Unicover.

     Certain United Kingdom subsidiaries of Aon have been required by their regulatory body, the Personal Investment Authority (PIA), to review advice given by those subsidiaries to individuals who bought pension plans during the period from April 1988 to June 1994. These reviews have resulted in a requirement to pay compensation to clients based on guidelines issued by the PIA. In 1999, Aon charged general expenses for $121 million in the Consulting segment to provid for these payments. Aon's ultimate exposure from the private pension plan review, as presently calculated, is subject to a number of variable factors including, among others, general level of pricing in the equity markets, the interest rate established quarterly for calculating compensation and the precise scope, duration and methodology of the review, including whether recent regulatory guidance will have to be applied to previously settled claims.

     On September 11, 2001, the World Trade Center was destroyed. Aon occupied space on several of the upper floors of one of the towers, and 175 employees are either confirmed or presumed dead. Reinsurers have disputed their liability as to approximately $90 million of reinsurance recoveries under a Business Travel Accident (BTA) policy issued by CICA to cover U.S.-based employees of subsidiaries of Aon, and legal actions have been filed by both parties. If there are adverse developments in legal proceedings related to the BTA policy, CICA could be financially responsible for some or all of the $90 million of anticipated reinsurance recoveries.

     One of Aon's insurance subsidiaries is a defendant in twelve lawsuits in Mississippi. The lawsuits generally allege misconduct by the subsidiary in the solicitation and sale of insurance policies. Attorneys representing the plaintiffs in these lawsuits have advised the subsidiary that approximately 1,800 other current or former policyholders may file similar claims. The attorneys have furnished no or only sparse details of these possible claims. Each lawsuit includes, and each threatened claim could include, a request for punitive damages. Each suit and any threatened claim that matures into a suit will be most vigorously defended.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            16. SEGMENT INFORMATION
--------------------------------------------------------------------------------

Aon classifies its businesses into three operating segments: Insurance Brokerage and Other Services, Consulting, and Insurance Underwriting. A fourth non-operating segment, Corporate and Other, when aggregated with the operating segments, totals to the amounts in the accompanying consolidated financial statements. Revenues are attributed to geographic areas based on the location of the resources producing the revenues. Intercompany revenues and expenses are eliminated in computing consolidated revenues and income before tax. There are no material inter-segment amounts to be eliminated. Long-lived assets and related depreciation and amortization are not material.

CONSOLIDATED REVENUE BY GEOGRAPHIC AREA FOLLOWS:
                                                             United      United    Continent  Rest of
(millions)                                        Total      States     Kingdom    of Europe    World
------------------------------------------------------------------------------------------------------
Revenue for the years ended December 31:
2001                                            $ 7,676     $ 4,463     $ 1,390        $ 938    $ 885
2000                                              7,375       4,350       1,363          833      829
1999                                              7,070       4,131       1,352          841      746
------------------------------------------------------------------------------------------------------



The Insurance Brokerage and Other Services segment consists principally of Aon's retail, reinsurance and wholesale brokerage, as well as related insurance services, including claims services, underwriting management, captive insurance company management services and premium financing. Aon's retail brokerage area provides a broad spectrum of advisory and outsourcing services including risk identification and assessment, alternative risk financing, safety engineering, loss management and program administration for clients. This area also designs, places and implements customized insurance solutions. Aon's reinsurance brokerage activities offer sophisticated advisory services in program design that enhance the risk/return characteristics of insurance policy portfolios and improve capital utilization, along with the evaluation of catastrophic loss exposures. Aon also actively participates in placement and captive management services, designing tax-efficient programs that enable clients to manage certain risks that would be cost prohibitive or unavailable in the traditional insurance markets. Aon offers claims administration and loss cost management services to insurance companies, firms with self-insurance programs, agents and brokers.

     The wholesale operations, serving thousands of independent insurance brokers and agents nationwide, provide brokering expertise and underwriting solutions, and custom-designed products and services in several specialty areas, including entertainment, public entities, directors' and officers' and professional liability, workers' compensation, media, financial institutions, marine, aviation, construction, healthcare and energy.

     Aon Consulting is one of the world's largest integrated human capital consulting organizations. The operations of this segment provide a full range of human capital management services. These services are delivered predominantly to corporate clientele utilizing five major practices: employee benefits, compensation, management consulting, outsourcing and communications.

     The Insurance Underwriting segment provides supplemental accident and health and life insurance coverage through several distribution networks, most of which are directly owned by Aon's subsidiaries, and extended warranty and casualty insurance products.

OPERATING SEGMENT REVENUE BY PRODUCT FOLLOWS:
                                                                            Reinsurance,
                                                                              Wholesale,                 Accident,      Extended
                                                 Total                       Claims and                    Health       Warranty
(millions)                                   Operating       Retail      Other Services    Consulting    and Life   and Casualty
---------------------------------------------------------------------------------------------------------------------------------
Revenue for the years ended December 31:
2001                                           $ 7,847      $ 3,009             $ 1,650         $ 938     $ 1,507          $ 743
2000                                             7,304        2,947               1,420           770       1,424            743
1999                                             6,906        2,831               1,313           656       1,338            768
---------------------------------------------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SELECTED INFORMATION REFLECTING AON'S OPERATING SEGMENTS FOLLOWS:

                                         Insurance Brokerage and
                                              Other Services               Consulting        Insurance Underwriting
                                      -----------------------------  --------------------  --------------------------
(millions) Years ended December 31         2001      2000     1999    2001   2000   1999    2001      2000     1999
---------------------------------------------------------------------------------------------------------------------
Revenue by geographic area:
  United States                        $  2,425  $  2,277  $ 2,146  $  628  $ 486  $ 405 $ 1,615  $  1,545  $ 1,457
  United Kingdom                            918       889      830     157    151    147     302       308      349
  Continent of Europe                       733       654      680      77     67     44     125       111      115
  Rest of World                             583       547      488      76     66     60     208       203      185
---------------------------------------------------------------------------------------------------------------------
    Total revenues                        4,659     4,367    4,144     938    770    656   2,250     2,167    2,106

General expenses*                         3,887     3,564    3,422     803    658    573     830       827      843
Benefits to policyholders                    --        --       --      --     --     --   1,111     1,037      973
Amortization of intangible assets            38        37       38       2      3      3      --        --       --
                                       ------------------------------------------------------------------------------
  Total expenses                          3,925     3,601    3,460     805    661    576    1,941    1,864    1,816
---------------------------------------------------------------------------------------------------------------------
Income before income tax excluding
  unusual and special charges               734       766      684     133    109     80      309      303      290
Unusual charges-World Trade Center           23        --       --      --     --     --       45       --       --
Special charges                             187        76      191       7      3    122       24        3       --
---------------------------------------------------------------------------------------------------------------------
  Income (loss) before income tax      $    524  $    690  $   493  $  126  $ 106  $ (42) $   240  $   300  $   290
---------------------------------------------------------------------------------------------------------------------
Identifiable assets at December 31     $ 10,393  $ 10,035  $ 9,467  $  232  $ 232  $ 248  $ 5,526  $ 5,594  $ 5,640
---------------------------------------------------------------------------------------------------------------------

* Insurance underwriting general expenses include amortization of deferred acquisition costs of $217 million, $215 million and $247 million for the years ended December 31, 2001, 2000 and 1999, respectively.


Corporate and Other segment revenue consists primarily of valuation changes of investments in limited partnerships and certain other investments (which include non-income producing equities), and income and losses on disposals of all securities, including those pertaining to assets maintained by the operating segments. Corporate and Other segment general expenses include administrative and certain information technology costs.

SELECTED INFORMATION REFLECTING AON'S NON-OPERATING SEGMENT FOLLOWS:

                                                        Corporate and Other
(millions) Years ended December 31                    2001     2000     1999
-----------------------------------------------------------------------------
Revenue                                             $ (171)  $  71    $ 164
-----------------------------------------------------------------------------
General expenses                                        75       59      63
Interest expense                                       127      140     105
Amortization of goodwill                               118      114     102
                                                      -----------------------
 Total expenses                                        320      313     270
-----------------------------------------------------------------------------
Loss before income tax                              $ (491)  $ (242) $ (106)
-----------------------------------------------------------------------------
Identifiable assets at December 31*                 $6,235   $6,390  $5,777
-----------------------------------------------------------------------------
* Limited partnerships were $42 million, $602 million and $465 million as of December 31, 2001, 2000 and 1999, respectively.

SELECTED INFORMATION REFLECTING AON'S INVESTMENT INCOME FOLLOWS:

(millions) Years ended December 31                                           2001    2000    1999
--------------------------------------------------------------------------------------------------
Insurance brokerage and other services (primarily short-term investments)   $ 156   $ 186   $ 159
Consulting (primarily short-term investments)                                   5       6       3
Insurance underwriting (primarily fixed maturities)                           223     245     251
Corporate and other (primarily limited partnerships and equity investments)  (171)     71     164
--------------------------------------------------------------------------------------------------
Total investment income                                                     $ 213   $ 508   $ 577
--------------------------------------------------------------------------------------------------

                 REPORTS BY INDEPENDENT AUDITORS AND MANAGEMENT


               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

BOARD OF DIRECTORS AND STOCKHOLDERS
AON CORPORATION

We have audited the accompanying consolidated statements of financial position of Aon Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1, in 2000 the Company changed its method of accounting for certain commission and fee revenue and also changed its method of accounting for derivative financial instruments.

Chicago, Illinois                                           /s/Ernst & Young LLP
February 12, 2002

                              REPORT BY MANAGEMENT
--------------------------------------------------------------------------------


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

     Management maintains a system of internal control designed to meet its responsibilities for reliable financial statements. The system is designed to provide reasonable assurance, at appropriate costs, that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative costs and expected benefits of those controls. It is management's opinion that its system of internal control as of December 31, 2001 was effective in providing reasonable assurance that its financial statements were free of material misstatement. In addition, management supports and maintains a professional staff of internal auditors who coordinate audit coverage with the independent auditors and conduct an extensive program of financial and operational audits.

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

                                       SELECTED FINANCIAL DATA



 (millions except common stock and per share data)           2001            2000            1999            1998             1997
-----------------------------------------------------------------------------------------------------------------------------------

 INCOME STATEMENT DATA
     Brokerage commissions and fees                       $ 5,436         $ 4,946         $ 4,639         $ 4,197          $ 3,605
     Premiums and other                                     2,027           1,921           1,854           1,706            1,646
     Investment income                                        213             508             577             590              500
                                                         --------------------------------------------------------------------------
        Total revenue                                     $ 7,676         $ 7,375         $ 7,070         $ 6,493          $ 5,751
-----------------------------------------------------------------------------------------------------------------------------------

     Income before unusual and special charges
        and accounting change                             $   377         $   531         $   547         $   541          $   406
     Unusual charges - World Trade Center**                   (41)              -               -               -                -
     Special charges**                                       (133)            (50)           (195)              -             (107)
     Cumulative effect of change in accounting principle*       -              (7)              -               -                -
                                                         --------------------------------------------------------------------------
        Net income                                        $   203         $   474         $   352         $   541          $    299
-----------------------------------------------------------------------------------------------------------------------------------

 DILUTIVE PER SHARE DATA
     Income before unusual and special charges
        and accounting change                             $  1.37         $  2.01         $  2.07         $  2.07          $  1.55
     Unusual charges - World Trade Center                   (0.15)              -               -               -                -
     Special charges                                        (0.49)          (0.19)          (0.74)              -            (0.43)
     Cumulative effect of change in accounting principle*       -           (0.03)              -               -                -
                                                         --------------------------------------------------------------------------
        Net income                                        $  0.73         $  1.79         $  1.33         $  2.07          $  1.12

 BASIC PER SHARE DATA                                     $  0.74         $  1.81         $  1.35         $  2.11          $  1.14
-----------------------------------------------------------------------------------------------------------------------------------

 BALANCE SHEET DATA
 ASSETS
     Investments                                          $ 6,146         $ 6,019         $ 6,184         $ 6,452          $ 5,922
     Brokerage and consulting receivables                   7,033           6,952           6,230           5,423            5,320
     Intangible assets                                      4,084           3,916           3,862           3,500            3,094
     Other                                                  5,123           5,364           4,856           4,313            4,355
                                                         --------------------------------------------------------------------------
        Total assets                                     $ 22,386        $ 22,251        $ 21,132        $ 19,688         $ 18,691
-----------------------------------------------------------------------------------------------------------------------------------

 LIABILITIES AND STOCKHOLDERS' EQUITY
     Insurance premiums payable                          $  8,233        $  8,212        $  7,643        $  6,948         $  6,380
     Policy liabilities                                     4,990           4,977           5,106           4,823            4,450
     Notes payable                                          1,694           1,798           1,611           1,423            1,137
     General liabilities                                    3,098           3,026           2,871           2,627            3,052
                                                         --------------------------------------------------------------------------
        Total liabilities                                  18,015          18,013          17,231          15,821           15,019
     Redeemable preferred stock                                50              50              50              50               50
     Capital securities                                       800             800             800             800              800
     Stockholders' equity                                   3,521           3,388           3,051           3,017            2,822
                                                         --------------------------------------------------------------------------
        Total liabilities and stockholders' equity       $ 22,386        $ 22,251        $ 21,132        $ 19,688         $ 18,691
-----------------------------------------------------------------------------------------------------------------------------------

 COMMON STOCK DATA
     Dividends paid per share                            $  0.895        $   0.87        $  0.82         $  0.73          $  0.68
     Stockholders' equity per share                         13.03           13.02           11.91           11.83            11.20
     Price range                                      44.80-29.75    42 3/4-20 11/16 46 2/3-26 1/16  50 3/8-32 3/16 39 1/4-26 13/16
     Market price at year-end                              35.520          34.250          40.000          36.917           39.083
     Common stockholders                                   13,273          13,687          13,757          12,294           12,698
     Shares outstanding (in millions)                       270.2           260.3           256.1           255.0            252.0
-----------------------------------------------------------------------------------------------------------------------------------

* Adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000, net of tax.
** Net of tax.

                            QUARTERLY FINANCIAL DATA

 (millions except common stock and per share data)     1Q              2Q              3Q             4Q             2001
----------------------------------------------------------------------------------------------------------------------------

 INCOME STATEMENT DATA
     Brokerage commissions and fees                 $ 1,281         $ 1,347         $ 1,297        $ 1,511          $ 5,436
     Premiums and other                                 508             492             510            517            2,027
     Investment income                                   22              78             105              8              213
                                                     -----------------------------------------------------------------------
       Total revenue                                $ 1,811         $ 1,917         $ 1,912        $ 2,036          $ 7,676
                                                     -----------------------------------------------------------------------

     Income before unusual and special charges      $    63         $   118         $   104        $    92          $   377
     Unusual charges - World Trade Center **              -               -             (32)            (9)             (41)
     Special charges **                                 (44)            (89)              -              -             (133)
                                                     -----------------------------------------------------------------------
       Net income                                   $    19         $    29         $    72        $    83          $   203

----------------------------------------------------------------------------------------------------------------------------

 DILUTIVE PER SHARE DATA
     Income before unusual and special charges       $ 0.23          $ 0.44          $ 0.38         $ 0.33           $ 1.37
     Unusual charges - World Trade Center                 -               -           (0.12)         (0.03)           (0.15)
     Special charges                                  (0.16)          (0.33)              -              -            (0.49)
                                                     -----------------------------------------------------------------------
       Net income                                    $ 0.07          $ 0.11          $ 0.26         $ 0.30           $ 0.73
----------------------------------------------------------------------------------------------------------------------------
 BASIC NET INCOME PER SHARE                          $ 0.07          $ 0.11          $ 0.26         $ 0.30           $ 0.74
----------------------------------------------------------------------------------------------------------------------------

 COMMON STOCK DATA
     Dividends paid per share                        $ 0.22           0.225           0.225          0.225          $ 0.895
     Stockholders' equity per share                   12.84           13.02           13.47          13.03            13.03
     Price range                                38.18-30.81     36.50-29.75        42-33.26    44.80-32.50      44.80-29.75
     Shares outstanding (in millions)                 261.9           266.5           269.2          270.2            270.2
     Average monthly trading volume (in millions)      17.6            21.4            20.4           24.4             21.0
----------------------------------------------------------------------------------------------------------------------------


 (millions except common stock and per share data)       1Q*             2Q*            3Q*             4Q             2000
----------------------------------------------------------------------------------------------------------------------------
 INCOME STATEMENT DATA
     Brokerage commissions and fees                 $ 1,205         $ 1,203         $ 1,176        $ 1,362          $ 4,946
     Premiums and other                                 468             491             476            486            1,921
     Investment income                                  137             125             133            113              508
                                                     -----------------------------------------------------------------------
       Total revenue                                $ 1,810         $ 1,819         $ 1,785        $ 1,961          $ 7,375
                                                     -----------------------------------------------------------------------

     Income before special charges and accounting
       change                                       $   123           $ 129           $ 139          $ 140            $ 531
     Special charges **                                   -               -               -            (50)             (50)
     Cumulative effect of change in accounting
        principle*                                       (7)              -               -              -               (7)
                                                     -----------------------------------------------------------------------
       Net income                                   $   116           $ 129           $ 139          $ 90             $ 474
----------------------------------------------------------------------------------------------------------------------------
 DILUTIVE PER SHARE DATA
     Income before special charges and accounting
        change                                      $ 0.47            $ 0.49          $ 0.53         $ 0.52           $ 2.01
     Special charges                                     -                 -               -          (0.19)           (0.19)
     Cumulative effect of change in accounting
        principle*                                   (0.03)                -               -              -            (0.03)
                                                     ------------------------------------------------------------------------
       Net income                                   $ 0.44            $ 0.49          $ 0.53         $ 0.33           $ 1.79
-----------------------------------------------------------------------------------------------------------------------------
 BASIC NET INCOME PER SHARE                         $ 0.44            $ 0.50          $ 0.53         $ 0.34           $ 1.81
-----------------------------------------------------------------------------------------------------------------------------
 COMMON STOCK DATA
     Dividends paid per share                       $ 0.21            $ 0.22          $ 0.22         $ 0.22           $ 0.87
     Stockholders' equity per share                  12.05             12.08           12.40          13.02            13.02
     Price range                                42 3/4-20 11/16 36 15/16-24 7/16      42-29    42 5/16-28 1/8 42-3/4-20-11/16
     Shares outstanding (in millions)                255.9             255.0           256.1          260.3            260.3
     Average monthly trading volume (in millions)     29.8              15.4            16.9           32.3             23.6
-----------------------------------------------------------------------------------------------------------------------------

* Adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000, net of tax. Except for the cumulative adjustment, the impact of the change in accounting principle was not material to any quarter during 2000.
** Net of tax.

                               OPERATING SEGMENTS

INSURANCE BROKERAGE AND OTHER SERVICES

Around the world in hundreds of offices Aon's insurance professionals provide retail, reinsurance and wholesale brokerage services. Their expertise covers captive insurance company management, claims and loss cost control, underwriting management, premium finance, safety and loss control engineering and direct marketing to affinity groups.

Our client franchise is extensive and includes:

o multi-national corporations, middle market companies and small commercial clients served by our retail brokers
o insurance and reinsurance companies served by our reinsurance brokers, underwriting managers and claims professionals
o independent agents and brokers seeking access to specialty products and programs in markets served by our wholesale brokers and underwriting managers

Our professionals deliver integrated solutions that link advice, fulfillment and outsourcing as client needs dictate.

MICHAEL D. O'HALLERAN           DENNIS L. MAHONEY              DIRK P.M. VERBEEK
PAUL R. DAVIES                  MICHAEL D. RICE

--------------------------------------------------------------------------------

CONSULTING

Our human capital consulting business has five major practices that serve three client segments-large multi-national corporations, middle market companies and small firms-with distinct products and services.

Our consulting professionals advise clients on:

o    Employee benefits that attract and retain qualified employees
o Compensation strategies that motivate executives, salespeople and employees to achieve specific performance objectives
o Management consulting initiatives that improve processes, leadership, organization and human capital development
o Outsourcing solutions that streamline employment processing, performance improvement, benefits administration, individual enrollment and other employment services
o Communications that support their corporate visions and align their employees' behavior with organizational objectives

DONALD C. INGRAM

--------------------------------------------------------------------------------

INSURANCE UNDERWRITING

Supplemental accident and health and life insurance products are provided to over 5 million policyholders worldwide through a salesforce of nearly 7,000 throughout North America, Latin America, Europe and Asia/Pacific.

Warranty products and services are delivered to the world's premier manufacturers, distributors and retailers of almost every type of consumer good including vehicles, electronics, appliances, computers and telephone equipment, as well as extended service plans and warranties for home buyers and sellers.

All of Aon's insurance underwriting businesses are expected to be spun off under a new company, Combined Specialty Corporation, in spring 2002. New commercial property and casualty insurance product lines will be offered to clients through a broad distribution network.

DENNIS B. REDING                        RICHARD M. RAVIN       DAVID L. COLE

                               BOARD OF DIRECTORS

PATRICK G. RYAN
Chairman and
Chief Executive Officer

FRANKLIN A. COLE
Chairman
Croesus Corporation

EDGAR D. JANNOTTA
Chairman
William Blair & Company, L.L.C.

LESTER B. KNIGHT
Founding Partner
RoundTable Healthcare Partners

PERRY J. LEWIS
Advisory Director
CRT Capital Group, L.L.C.

ANDREW J. MCKENNA
Chairman and
Chief Executive Officer
Schwarz

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

JOSEPH J. PROCHASKA, JR.
Senior Vice President
and Controller

GARY A. ACKLAND
Vice President
Internal Audit

JEROME I. BAER
Vice President
Taxes

KEVANN M. COOKE
Vice President and
Corporate Secretary

MELODY L. JONES
Vice President
Human Resources

SEAN P. O'NEILL
Vice President
Financial Relations

JOHN A. RESCHKE
Vice President
Compensation and Benefits

DIANE M. AIGOTTI
Treasurer

CORPORATE INFORMATION

Aon Corporation
Aon Center
200 East Randolph Street
Chicago, Illinois 60601
(312) 381-1000

STOCK TRADING
Aon Corporation's common stock is listed on the New York Stock Exchange.

Trading Symbol: AOC

ANNUAL STOCKHOLDERS' MEETING
The 2002 Annual Meeting of Stockholders will be held on April 19, 2002 at 10:00 a.m. (CDT) at:

Bank One Auditorium
1 Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60670

TRANSFER AGENT AND DIVIDENT REINVESTMENT
Services Administrator
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500

Within the U.S. and Canada: (800) 446-2617
Outside the U.S. and Canada: (201) 324-0498
TDD/TTY for hearing impaired: (201) 222-4955

Internet: www.equiserve.com

STOCKHOLDER INFORMATION
Copies of the Annual Report, Forms 10-K and 10-Q, and other Aon information may be obtained from our Internet web site, WWW.AON.COM, or by calling
Stockholder Communications:

Within the U.S. and Canada: (888) 858-9587
Outside the U.S. and Canada: (858) 244-2082

PRODUCTS AND SERVICES

For a detailed list of Aon's products and services, please refer to our web site, WWW.AON.COM.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed-income markets, changes in commercial property and casualty premium rates, the competitive environment, the actual cost of resolution of contingent liabilities, the final form of the business transformation plan, the ultimate cost and timing of the implementation thereof, the actual cost savings and other benefits resulting therefrom, whether the Company ultimately implements the proposed spin-off of its underwriting operations, and the timing and terms associated therewith, and events surrounding the terrorist attacks of September 11, 2001, including the timing and resolution of related insurance and reinsurance issues.

                                  - IBC -